HBOS plc

RECEIVED

2009 JAN 12 A 9:0

1 December 2008

The Mound
Edinburgh
EH1 1YZ

Direct Line 0131 243 5457
Fax No 0131 243 5516

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549[redacted]
United States of America

Your Ref: 82/5222

Exemption

09045078

SUPPL

Dear Sir

HBOS plc filings pursuant to Rule 12g3-2(b)

I note below documents either sent to shareholders or made available to the public during the period **01 November 2008 to 30 November 2008.** Pursuant to an application made under Rule 12g3-2(f), copies of announcements made to the London Stock Exchange via a Regulatory Information Service are available electronically from www.hbosplc.com.

Announcements made to the London Stock Exchange:-

2008.11.03	Interim Management Statement
2008.11.03	Rule 8.1 – HBOS plc
2008.11.03	Rule 8.1 – Lloyds TSB Group plc
2008.11.03	Rule 8.1 – HBOS plc
2008.11.03	Director/PDMR Shareholding
2008.11.04	Rule 8.1 – Lloyds TSB Group plc
2008.11.04	Rule 8.1 – HBOS plc
2008.11.04	Rule 8.1 – HBOS plc
2008.11.04	Rule 8.3 – Centrica plc
2008.11.04	Rule 8.3 – BHP Billiton plc
2008.11.04	Rule 8.3 – Rio Tinto plc
2008.11.05	Rule 8.1 – Lloyds TSB Group plc
2008.11.05	Rule 8.1 – HBOS plc
2008.11.05	Rule 8.3 – Inspired Gaming Group plc
2008.11.05	Rule 8.3 – BHP Billiton plc
2008.11.05	Rule 8.3 – Rio Tinto plc
2008.11.05	Rule 8.3 – Centrica plc
2008.11.06	Halifax House Price Index – October 2008
2008.11.06	Rule 8.1 – Lloyds TSB Group plc
2008.11.06	Rule 8.3 – Centrica plc
2008.11.06	Rule 8.3 – BHP Billiton plc
2008.11.06	Rule 8.3 – Rio Tinto plc
2008.11.06	Rule 8.3 – Inspired Gaming Group plc

PROCESSED
JAN 16 2009
THOMSON REUTERS

1/13

2008.11.06	Publication of Final Terms
2008.11.06	Publication of Final Terms
2008.11.07	Rule 8.1 – Lloyds TSB Group plc
2008.11.07	Rule 8.3 – Centrica plc
2008.11.10	Statement re Rejection of Alternative Proposal
2008.11.10	Rule 8.1 – Lloyds TSB Group plc
2008.11.10	Rule 8.1 – HBOS plc - Replacement
2008.11.10	Rule 8.3 – Protherics plc
2008.11.10	Rule 8.3 – BHP Billiton plc
2008.11.10	Rule 8.3 – Rio Tinto plc
2008.11.11	Rule 8.3 – Imperial Energy Corporation plc
2008.11.11	Rule 8.3 – Centrica plc
2008.11.11	Rule 8.3 – BHP Billiton plc
2008.11.11	Rule 8.3 – Protherics plc
2008.11.11	Rule 8.3 – Rio Tinto plc
2008.11.12	Rule 8.1 – HBOS plc
2008.11.12	Rule 8.3 – BHP Billiton plc
2008.11.13	Rule 8.3 – RDF Media Group plc
2008.11.14	Rule 8.3 – RDF Media Group plc
2008.11.14	Director/PDMR Shareholding
2008.11.14	Posting of Scheme Document
2008.11.14	Posting of Preference Share Document
2008.11.17	Rule 8.1 – Lloyds TSB Group plc
2008.11.17	Rule 8.3 – Centrica plc
2008.11.17	Rule 8.3 – BHP Billiton plc
2008.11.17	Rule 8.3 – Rio Tinto plc
2008.11.18	Rule 8.1 – HBOS plc
2008.11.18	Rule 8.1 – Lloyds TSB Group plc
2008.11.18	Rule 8.3 – Rio Tinto plc
2008.11.18	Rule 8.3 – BHP Billiton plc
2008.11.18	Rule 8.1 – HBOS plc
2008.11.19	Publication of Prospectus
2008.11.19	Rule 8.1 – HBOS plc
2008.11.19	Rule 8.3 – BHP Billiton plc
2008.11.19	Rule 8.3 – Rio Tinto plc
2008.11.20	Rule 8.1 – Lloyds TSB Group plc
2008.11.20	Rule 8.3 – Rio Tinto plc
2008.11.20	Rule 8.3 – BHP Billiton plc
2008.11.20	Rule 8.3 – Inspired Gaming Group plc
2008.11.20	Rule 8.3 – Centrica plc
2008.11.20	Rule 8.3 – Imperial Energy Corporation plc
2008.11.21	Rule 8.1 – HBOS plc
2008.11.21	Publication of Final Terms
2008.11.21	Publication of Final Terms
2008.11.24	Publication of Final Terms
2008.11.24	Rule 8.1 – Lloyds TSB Group plc

2008.11.24	Rule 8.1 – HBOS plc
2008.11.24	Rule 8.1 – HBOS plc
2008.11.24	Rule 8.3 – BHP Billiton plc
2008.11.24	Rule 8.3 – Centrica plc
2008.11.24	Rule 8.3 – Rio Tinto plc
2008.11.25	Rule 8.3 – Centrica plc
2008.11.25	Rule 8.3 – Imperial Energy Corporation plc
2008.11.25	Rule 8.3 – BHP Billiton plc
2008.11.25	Rule 8.3 – Rio Tinto plc
2008.11.25	Rule 8.1 – HBOS plc
2008.11.25	Rule 8.1 – Lloyds TSB Group plc
2008.11.25	Publication of Final Terms
2008.11.26	Rule 8.3 – BHP Billiton plc
2008.11.26	Rule 8.3 – Rio Tinto plc
2008.11.26	Holding(s) in Company
2008.11.28	Rule 8.1 – Lloyds TSB Group plc
2008.11.28	Total Voting Rights

Documents lodged at Companies House:

Forms 88(2)

1 Form 88(2)'s - Return of Allotment of	184,949 shares registered on 31.10.2008
1 Form 88(2)'s - Return of Allotment of	1 share registered on 13.11.2008

Forms 169

Nil return

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Documents sent to Shareholders

Recommended Acquisition of HBOS plc by Lloyds TSB Group plc Scheme Document
Q and A Document
General Meeting Voting Form

Yours faithfully

S Path .

pp Kenny Melville
Assistant Company Secretary

RECEIVED

2009 JAN 12 A 9:05

Companies House
— for the record —

Please complete in typescript, or in bold black capitals
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares)
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	31	10	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	184,949		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	94p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not ...

MONDAY
SRYWK4IJ
SCT 03/11/2008 1076
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 184,949
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): HBOS plc Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________ **Date** 31/10/08

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals

CHFP010

Return of Allotment of Shares

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 13 Month 11 Year 2008	Day Month Year

Class of shares *(ordinary or preference etc)*	12% FIXED TO FLOATING CALLABLE NON CUMULATIVE PREFERENCE		
Number allotted	1		
Nominal value of each share	£1 00		
Amount (if any) paid or due on each share *(including any share premium)*	£1,000		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

WEDNESDAY

SRBIX4YB

SCT 19/11/2008 1015

COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**

for companies registered in England and Wales or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

for companies registered in Scotland

DX 235 Edinburgh or LP 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) The Treasury Solicitor	2% FIXED TO FLOATING CALLABLE NON CUMULATIVE PREFERENCE	1
Address One Kemble Street London		
UK postcode WC2B 4TS		
	Class of shares allotted	Number allotted
Name(s)		
Address		
UK postcode		
	Class of shares allotted	Number allotted
Name(s)		
Address		
UK postcode		
	Class of shares allotted	Number allotted
Name(s)		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 13/11/08

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

RYAN BEATTIE
HBOS PLC, THE MOUND, EDINBURGH
EH1 1YZ Tel 0131 243 5426
DX number DX exchange

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

HBOS plc

www.hbosplc.com

Recommended Acquisition
of HBOS plc
by Lloyds TSB Group plc

HBOS Ordinary Shareholders

Q&A

Your Questions Answered

Court Meeting and
General Meeting
From 10.00am on 12 December 2008
Hall 12, NEC, Birmingham

Summary Timetable of Events

9 December 2008	Completed Forms of Direction for the Court Meeting and the General Meeting to be received by Computershare Investor Services PLC (the "Registrar") no later than the time specified on your voting forms
10.00am on 10 December 2008	Completed Forms of Proxy for the Court Meeting to be received by the Registrar no later than the time specified on your voting forms
10.10am on 10 December 2008	Completed Forms of Proxy for the HBOS General Meeting to be received by the Registrar no later than the time specified on your voting forms
10.00am on 12 December 2008	Court Meeting commences
10.10am on 12 December 2008	General Meeting commences (or as soon thereafter as the Court Meeting shall have been concluded or adjourned)
12 January 2009	Scheme Court Hearing (to sanction the Scheme)
14 January 2009	Last day for dealings in, and for registration of transfers and disablement in CREST of, HBOS Ordinary Shares
6.00pm on 14 January 2009	Suspension of listing and dealings in, and last time for registration of transfers of, HBOS Ordinary Shares
19 January 2009	Expected date of Admission and commencement of dealings on the London Stock Exchange of New Lloyds TSB Shares
30 January 2009	Latest date for despatch of share certificates for New Lloyds TSB Shares and settlement through CREST

For a full timetable of events, please refer to the Scheme Document

A

Who this mailing is for

This mailing is for HBOS Shareholders who hold their ordinary shares in the following ways:

- Certificate
- CREST
- HBOS Shareholder Account (HBOSSA)
- Halifax Share Dealing Service (HSDS)
- HBOS Share ISA

What this mailing contains

This mailing sets out the details of the Scheme and the voting process and contains:

- The Scheme Document (which sets out the Scheme in full);
- Forms of Proxy or Forms of Direction (as applicable) together with Attendance/Poll Cards and instructions;
- A business reply envelope (for returning the Forms of Proxy or Forms of Direction to our Registrar); and
- This Q&A (which provides questions & answers on the Scheme process including the voting process).

What you should do next

The Scheme Document sets out the details of the Scheme in full, as well as providing other helpful information. You should:

- Read the Scheme Document along with this Q&A carefully and decide whether you wish to vote in relation to the matters being put to shareholders;
- Decide whether to vote and, if so, whether in person, by post or online;
- Follow the instructions of how to vote using the flowcharts provided; and
- Seek financial advice from your stockbroker, solicitor, accountant or independent financial adviser if you are in any doubt as to the action you should take.

The directors of HBOS accept responsibility for the information contained in this Q&A relating to HBOS and its directors. To the best of the knowledge and belief of the directors of HBOS (who have taken all reasonable care to ensure that such is the case), the information contained in this Q&A for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Lloyds TSB accept responsibility for the information contained in this Q&A relating to Lloyds TSB and its directors. To the best of the knowledge and belief of the directors of Lloyds TSB (who have taken all reasonable care to ensure that such is the case), the information contained in this Q&A for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

This Q&A contains information derived from, but does not summarise, the Scheme Document which contains full details of the Acquisition. This Q&A should not be regarded as a substitute for reading the Scheme Document, the other documents referred to in it and the Forms of Proxy or, where applicable, the Forms of Direction. In the event of any inconsistency between this Q&A and the Scheme Document, the Scheme Document shall prevail. Terms defined in the Scheme Document have the same meanings in this Q&A.

A

Certificated/CREST Shareholders

There are separate Voting Forms for the Court Meeting and the General Meeting. If you want to vote, you will need to follow the process below separately for each Meeting in order for your votes to be registered.

Forms of Proxy Court Meeting/General Meeting

Do you wish to vote in person at the Meetings?

Yes

Bring the Attendance/Poll Cards with you to the Meetings. The times of the Meetings are specified on your voting forms.

No

Complete the Forms of Proxy as instructed and return them to the Registrars by the time and date specified on your forms. Guidance notes can be found on the reverse of the forms.

ONLINE VOTING

Certificated/CREST Shareholders can choose to submit their proxy online instead

Visit

www.hbosplc.com/gm/onlinevoting

You will need your Online Proxy Voting PIN and your Folio Number, both of which can be found on your Forms of Proxy.

CREST participants may lodge a vote using the CREST Proxy Voting service provided by the System Operator in accordance with the CREST Manual (Ref: 3RA 50)

A

HBOS Shareholder Account (HBOSSA), Halifax Share Dealing Service (HSDS) and HBOS Share ISA

There are separate Voting Forms for the Court Meeting and the General Meeting. If you want to vote, you will need to follow the process below separately for each Meeting in order for your votes to be registered.

Forms of Direction Court Meeting/General Meeting

Do you wish to vote in person at the Meetings?

Yes

Complete the Forms of Direction as instructed and return them to the Registrar by the time and date specified on your forms. Guidance notes can be found on the reverse of the forms.

AND

Bring the Attendance/Poll Cards with you to the Meetings. The times of the meetings are specified on your voting forms.

No

Complete the Forms of Direction as instructed and return them to the Registrar by the time and date specified on your forms. Guidance notes can be found on the reverse of the forms.

ONLINE VOTING

HBOSSA, HSDS and HBOS Share ISA Shareholders can choose to submit their vote online instead

Visit

www.hbosplc.com/gm/onlinevoting

You will need your Online Proxy Voting PIN and your Folio Number, both of which can be found on your Forms of Direction.

Please note – important information relating to attendance and voting at the Meetings for HBOS Shareholder Account holders can be found in the Scheme Document.

Shareholder Helpline

If, having read the enclosed documents, you have any other queries about the Acquisition, the Scheme, the Meetings or how to vote, please call the relevant helpline as follows:

If you hold your ordinary shares as a certificate, through CREST, in the HBOS Shareholder Account or in the Halifax Share Dealing Service*	0870 702 0102**
If you hold your ordinary shares in the HBOS Share ISA	0870 606 6417**

The helpline cannot provide advice on the merits of the Scheme or the Acquisition or on personal financial or tax matters. If you are in any doubt as to the action you should take, please contact a professional adviser.

*The helpline can only assist participants in the Halifax Share Dealing Service with queries about the Acquisition, the Scheme, the Meetings or how to vote. Queries relating to their holding should be directed to Halifax Share Dealing on 08457 225525.**

** Calls from BT landlines to 0870 numbers will cost no more than 6p a minute plus a 7p connection fee. Calls from BT landlines to 0845 numbers will cost no more than 2p a minute plus a 7p connection fee. The price of calls through other phone companies and from mobile phones will be different. The call price we have quoted was correct in October 2008.

Shareholder Meetings

01. Why are there two Meetings?

A

The Court Meeting is required to sanction the Scheme of Arrangement.

The General Meeting is required for holders of HBOS Ordinary Shares to approve the steps necessary to effect the Scheme of Arrangement.

Both Meetings take place on the same day at The NEC, Birmingham.

02. Can I attend and vote at the meetings?

A

Certificated and CREST shareholders are entitled to attend and vote at the Meetings.

Participants in the HBOSSA, HSDS and HBOS Share ISA can attend the Meetings, but may only vote if they have completed and returned the relevant section of the Forms of Direction.

03. What do I need to bring?

A

If you come to the Meetings, please bring your Attendance/Poll Cards that are attached to your forms. You will not be able to attend and vote without them.

The Acquisition and the Scheme

04. What are the terms of the Acquisition for HBOS Ordinary Shareholders?

A

Holders of HBOS Ordinary Shares will be entitled to receive New Lloyds TSB Shares in exchange for the cancellation of their shares on the following basis:

0.605 of a New Lloyds TSB Share for every 1 HBOS Ordinary Share (rounded down to the nearest whole share)

05. The number of HBOS Ordinary Shares I hold is not divisible by 0.605. What happens to my excess shares?

A

No fractions of New Lloyds TSB Shares will be allotted to holders of HBOS Ordinary Shares.

For Certificated, CREST and HBOSSA holders, any fractional entitlements to New Lloyds TSB Shares will be aggregated and sold in the market and the net proceeds of sale will be donated to charity unless you tick the relevant box on your Court Meeting Voting Form electing to have a cheque sent to you for the value of your fraction.

For HSDS and HBOS Share ISA, any fractional entitlements will be dealt with in accordance with the relevant service terms and conditions.

06. How will the Acquisition of HBOS be implemented?

A

The Acquisition will be implemented by way of a Scheme of Arrangement under Part 26 of the Companies Act 2006. Before the Scheme (and therefore the Acquisition) can become effective, a number of conditions must be satisfied or waived. Further details are provided in the Scheme Document accompanying this Q&A.

07. What is a Scheme of Arrangement?

A

A Scheme of Arrangement is a legal arrangement between a company and its shareholders and is a very common process for implementing acquisitions of public companies in the UK. The Scheme requires approval of the shareholders both at a Court Meeting and at a separate General Meeting.

HBOS Ordinary Shareholders can vote on whether to approve the Scheme (and therefore the Acquisition) at the Court Meeting and then on the resolutions required to implement it at the General Meeting.

Once approved, the Schemes will only become effective if sanctioned by the Court.

08. Why is this being done via a Scheme of Arrangement?

A

A Scheme of Arrangement is a very common process for implementing acquisitions of public companies in the UK. This process was followed when Bank of Scotland merged with Halifax in 2001.

09. When will the Acquisition be completed?

A

Subject to satisfaction or waiver of the Conditions (including HBOS Shareholder and Court approval and the approval by Lloyds TSB Shareholders), completion of the Acquisition is expected to take place early in 2009. The New Lloyds TSB Shares expected to be issued on completion of the Acquisition as consideration for the Acquisition are expected to begin trading on 19 January 2009.

10. Can I have cash instead of New Lloyds TSB Shares?

A

No cash alternative is being offered. For information on how to sell your New Lloyds TSB Shares, please refer to question 25.

11. I also own HBOS Preference Shares – what will happen to them?

A

In addition to the Acquisition, HBOS has agreed to propose that each Preference Share in HBOS be exchanged for a Preference Share in Lloyds TSB. This exchange will be implemented by way of a separate Scheme of Arrangement which will only go ahead if the Acquisition happens and is approved by preference shareholders.

If you also hold HBOS Preference Shares, in addition to the documents listed on page 3 of this Q&A, you should have also been sent the following documents in a separate mailing:

(i) a Scheme Document in relation to the Preference Scheme;

(ii) additional Forms of Proxy or Forms of Direction (as applicable) together with Attendance/Poll Cards and instructions in relation to the Preference Scheme;

(iii) a business reply envelope (for returning the Forms of Proxy or Forms of Direction to Computershare); and

(iv) a Q&A like this in respect of the Preference Scheme.

The Preference Scheme Document contains full details of the Preference Scheme and the action you will need to take in respect of this.

A

12. Will I receive a Prospectus?

A

No, however a copy of the HBOS Prospectus (which relates to the Capital Raising) will be available online at www.hbosplc.com The Lloyds TSB Prospectus, containing details about Lloyds TSB Group plc and the New Lloyds TSB Shares will be available online at www.investorrelations.lloydstsb.com

Both prospectuses are expected to become available on 18 November 2008.

---

13. What has HBOS announced?

A

The Capital Raising is part of a major Government action plan. HBOS, Lloyds TSB and RBS are all raising significant amounts of new capital under the plan. The capital will be raised through a "Placing and Open Offer".

The HBOS Capital Raising will see £8.5bn raised through the issue of Open Offer Shares and £3bn through the issue of HM Treasury Preference Shares. Lloyds TSB is raising £4.5bn through an issue of its ordinary shares and £1bn through the issue of preference shares to HM Treasury.

---

14. What is a "Placing and Open Offer" and can I participate?

A

Under the Scheme, £8.5bn of Open Offer Shares will be placed with the Government, subject to the right for Qualifying Shareholders to claw back their pro rata entitlement to Open Offer Shares at the issue price of 113.6 pence per Open Offer Share. Unlike the Rights Issue, HBOS conducted earlier this year, there will be no rights to trade on the stock market.

Any shares not taken up by Qualifying Shareholders will be placed in the market or otherwise bought by the Government at the issue price.

Shareholders will also be able to apply for additional shares subject to a maximum limit. Further details can be found in the Scheme Document.

---

15. Do shareholders have to approve this Capital Raising?

A

Yes. The Capital Raising is subject to HBOS Ordinary Shareholder approval to increase the authorised share capital and give the directors authority to allot new shares and to implement the Capital Raising.

If approval is given, details will be sent to Qualifying Shareholders in December 2008.

Voting

16. What influence do I have as a shareholder and why is it important that I vote?

A

The Scheme (and therefore the Acquisition) will only become effective if (amongst other things):

(a) a majority in number of the registered HBOS Ordinary Shareholders present at the Court Meeting (voting in person or by proxy) vote in favour;

(b) such majority holds 75 per cent or more in value of the HBOS Ordinary Shares held by those HBOS Ordinary Shareholders present and voting at the Court Meeting (in person or by proxy); and

(c) in addition it is also necessary for the resolution at the HBOS General Meeting to be approved by HBOS Ordinary Shareholders holding not less than 75 per cent of the votes cast at the Meeting (whether in person or by proxy).

In determining the vote in (a) above, all registered shareholders that vote count equally regardless of how many shares they hold.

We strongly encourage HBOS Ordinary Shareholders to exercise their voting rights. It is particularly important that as many votes as possible are cast at the Court Meeting so that the Court may be satisfied that there is a fair representation of shareholder opinion. You are strongly urged to either attend, return your Forms of Proxy/Forms of Direction or submit your Forms of Proxy/ Forms of Direction online as soon as possible and in any event by the relevant dates set out on the forms.

17. What happens if I vote against the resolutions to be proposed at the Court Meeting and General Meeting?

A

All votes properly made will be counted. If the resolutions are passed by the requisite majorities, the Scheme is sanctioned by the Court and the Acquisition completes, the Scheme will be binding on all HBOS Ordinary Shareholders and through the relevant nominee on all HBOSSA, HSDS and HBOS Share ISA customers, including those who voted against the Scheme.

18. How do I find out more about the resolutions on which you would like me to vote?

A

You can find details in the Notice of Court Meeting and the Notice of HBOS General Meeting which can be found at the end of the Scheme Document.

Q

19. At the General Meeting, why am I being asked to vote on resolutions relating to the cancellation of HBOS Preference Shares?

A

In addition to the Acquisition, HBOS has agreed to propose that HBOS Preference Shares be exchanged for preference shares in Lloyds TSB. This exchange will be implemented by way of a separate Scheme of Arrangement. Under that separate Scheme of Arrangement, the existing HBOS Preference Shares will be cancelled and preference shareholders will be issued with new Lloyds TSB preference shares. At the General Meeting, both the HBOS Preference Shareholders and the HBOS Ordinary Shareholders are permitted to vote on the resolutions relating to the cancellation of the HBOS Preference Shares.

If you hold HBOS Preference Shares, please refer to question 11.

Q

20. When will you announce the results of the votes?

A

The results of the shareholder votes may not be announced at the Meetings. If that is the case, HBOS will publicly announce the results as soon as practicable and they will be displayed at www.hbosplc.com

General Questions

Q

21. Can I still buy or sell shares in HBOS?

A

Yes, you can buy or sell HBOS Ordinary Shares until the HBOS Ordinary Shares are suspended, in anticipation of the Scheme being effective, which is 6.00pm on 14 January 2009. Please contact your normal broker or Halifax Share Dealing Limited to do so. You are recommended to consult an independent financial adviser before buying or selling shares.

Q

22. On what stock exchanges are Lloyds TSB Shares listed?

A

Lloyds TSB Shares are listed on the London Stock Exchange and on the New York Stock Exchange (through Lloyds TSB American Depositary Shares).

Q

23. Where can I find details of the Lloyds TSB share price?

A

Details of the Lloyds TSB share price and other information can be found on Lloyds TSB's shareholder website: www.investorrelations.lloydstsb.com

The Lloyds TSB Shares are traded in the UK on normal trading days and the share price is quoted in most national newspapers, including the Times and the Financial Times.

24. What will I receive in relation to my New Lloyds TSB Shares if the Acquisition becomes effective?	**A** New Lloyds TSB share certificates will be sent in due course to those HBOS Shareholders who currently hold shares in certificated form. If you hold your shares through the HBOSSA, revised details of the nominee service and a statement of entitlement to Lloyds TSB Shares will be sent to you within 14 days of completion of the Acquisition. If you hold your shares through the HBOS Share ISA or in the HSDS, your account will be updated with your new holding and this will be confirmed by a separate communication. Further details of these arrangements can be found in the enclosed Scheme Document.
25. How can I sell my New Lloyds TSB Shares?	**A** You can sell your Lloyds TSB Shares held on a certificate through a stockbroker, just as you can with HBOS Ordinary Shares. Lloyds TSB has more information about how to buy and sell Lloyds TSB Shares on its shareholder website: www.lloydstsbsharedealing.com or contact www.halifax.co.uk/sharedealing For customers who hold their shares in the HBOS Shareholder Account (HBOSSA), with Halifax Share Dealing or in the HBOS Share ISA, please note the telephone numbers below: HBOSSA: 08705 711 117* Halifax Share Dealing: 08457 22 55 25* HBOS Share ISA: 0870 6066 417* ** Calls from BT landlines to 0870 numbers will cost no more than 6p a minute plus a 7p connection fee. Calls from BT landlines to 0845 numbers will cost no more than 2p a minute plus a 7p connection fee. The price of calls through other phone companies and from mobile phones will be different. The call price we have quoted was correct in October 2008.
26. Will I be taxed in the same way on a sale of Lloyds TSB Shares as I would have been had I sold my HBOS Ordinary Shares?	**A** Broadly yes. A sale of Lloyds TSB Shares may, depending on your circumstances and subject to any available exemptions and reliefs, give rise to a chargeable gain or an allowable loss for UK capital gains tax purposes. The same would be the case on a sale of HBOS Ordinary Shares. If your shares are held in an Individual Savings Account (ISA) the current law relating to tax relief for ISAs will apply. If you are in any doubt as to your tax position you should consult an independent professional adviser.

A

Q

27. Are there any other tax consequences of me owning or selling my New Lloyds TSB Shares?

A

The tax consequences of the Scheme will depend on where you are resident for tax purposes.

The UK tax consequences of the Scheme for HBOS Ordinary Shareholders who are resident in the UK are summarised in the Scheme Document.

If you are in any doubt as to your tax position you should consult an independent professional adviser.

Q

28. I do not live in the UK. Will I still receive New Lloyds TSB Shares?

A

It depends where you live. For overseas shareholders who hold share certificates in respect of their HBOS Ordinary Shares and are resident in a country or territory where it may contravene local securities laws or otherwise be impossible or unduly onerous to send those overseas shareholders the Scheme Document or to determine the same would be unduly onerous, those overseas shareholders will not receive the Scheme Document or New Lloyds TSB Shares if the Scheme is approved. For those overseas shareholders, the New Lloyds TSB Shares to which they would otherwise be entitled will be sold and those shareholders will be sent the sale proceeds by cheque. For further details please see the Scheme Document.

Q

29. What should I do with my share certificate in respect of my HBOS Ordinary Shares?

A

Share certificates will cease to be valid and should be destroyed once you receive a new share certificate in respect of your New Lloyds TSB Shares.

Q

30. Why was it necessary to send such a large document by post?

A

HBOS has received legal advice that all HBOS Ordinary Shareholders should be provided with a full copy of the Scheme Document, unless HBOS is advised that it may be prohibited or unduly onerous to send the document to a shareholder in a particular country or jurisdiction.

Q

31. Is there any way I can watch the Meetings if I cannot attend in person?

A

Yes. The Meetings will be available through a live webcast from 9.55am on 12 December 2008. Please visit www.hbosplc.com/gm/webcast

Attending the Court Meeting and General Meeting

How do I get to the National Exhibition Centre (NEC) in Birmingham?
The NEC is situated 8 miles east of Birmingham city centre. Visitors from any direction can travel to the venue directly using the following motorways - M1, M5, M6, M6 Toll, M40 and M42. The NEC is signposted on motorways and major roads and is marked on most good maps. If you are using a satellite navigation system please enter the postcode B40 INT.

The NEC has numerous car parks that are more broadly categorised into North, East, South and West. On your arrival at The NEC, signage and traffic officers will direct you to the most convenient parking area. The closest car park to Hall 12, where the Meetings are to be held, is N1. However, being such a large site with a number of entrances, it is recommended that you refer to The NEC Site Map before your arrival to avoid adding time to your journey. The nearest entrance to the Meetings is via Atrium Entrance 1.

The NEC is situated adjacent to Birmingham International Rail Station. Once you have arrived at Birmingham International Rail Station take the stairs or lift from any platform up to the station interchange. The entrance to The NEC is situated on the right hand side as you exit the station and is clearly signposted. Continue to walk along the covered walkway called the bridgelink where you can then follow directional signs to reach Hall 12. Please allow at least 15 minutes for the walk.

The address of the venue is Hall 12, NEC, Birmingham B40 1NT. More detailed travel directions can be found by visiting www.thenec.co.uk/travel

9.00am - Doors open
Colleagues will be available to discuss any questions about the Meetings. Hot and cold refreshments will be available on arrival.

10.00am - The Court Meeting for Ordinary Shareholders begins in Hall 12 followed by the General Meeting for both Ordinary and Preference Shareholders.

The voting on the resolutions as set out in the Scheme Document will be conducted on the basis of a poll at the end of the Court Meeting and the General Meeting. Shareholders will be asked to complete their poll card and place it in the ballot boxes, which will be prominently displayed.

Admission
Please bring your Attendance Card with you, which is attached to your Form of Proxy/Direction. If you have been appointed as a shareholder proxy, please make this fact known to the HBOS stewards. They will direct you to the Registrar.

Security
Please leave briefcases, cameras, laptop computers, tape and video recorders in the cloakroom. Arrangements will be made for their safekeeping. Please turn off mobile telephones before entering the Meeting. You may be asked to submit to a search of personal items.

Medical care
If you require medical attention please contact an HBOS steward who will ensure you receive assistance.

Disabled shareholders
There is disabled access at The NEC and help will be available at the Meetings if required. Facilities will be available at the Meetings for shareholders who have additional needs. An Induction Loop System and Sign Language Interpreter will be available within the auditorium. Facilities are also available for wheelchair users. Anyone requiring the use of these facilities should contact one of the HBOS stewards who will direct you to the respective areas.

A

The NEC and The NEC Arena site plan

www.necgroup.co.uk



Bickenhill Lane
To Birmingham New Street Station
Premier Travel Inn
Express by Holiday Inn
Birmingham International Airport
Terminal 1 (Main Terminal)
Terminal 2 (Eurohub)
Air-Rail Link
B'ham Int. Rail Station
Piazza entrance 2
Piazza entrance 1
Atrium entrances
Pedestrian Skywalk
West Car Park
Hilton Birmingham Metropole Hotel
Crowne Plaza Hotel
The NEC Arena
Pendigo Lake
South Lorry Park
South Way
East Way
North Way
M6 Junction 4
M6/M1
Birmingham
M42
A45
M40/M5
Coventry
To London Euston Station
HBOS General Meeting and Court Meeting
N
W
E
S

Key

- Exhibition hall
- Information Point - telephone 0121 767 3888
- Medical Centre
- Car parks
  - South: S3, S4, S5, S6, S7
  - East: E1, E2, E3, E4, E5
  - North: N1 - N12
  - West: West Car Park
- The NEC plantation
- Ⓐ Car park for people with disabilities
- Ⓑ Outdoor Exhibition Area
- Ⓒ Taxis
- Ⓓ West Midlands bus stop
- Ⓔ Shuttle bus to halls
- Ⓕ Footbridge to rail station
- G1 to G5 Gates 1 to 5
- Toilets (car park)

the nec birmingham

the nec arena birmingham

HBOS plc

How you can vote:

Online

Submit your proxy online at www.hbosplc.com/gm/onlinevoting using your Online Proxy Voting PIN (see overleaf). However, if you want to appoint more than one proxy you cannot do this online but must instead follow the instructions below to appoint multiple proxies.

Electronic proxies must be completed and lodged in accordance with the instructions on the website by not later than 10.00am on Wednesday 10 December 2008 (or 48 hours before the time and date of any adjourned Court Meeting).

In person

You are entitled to attend, speak and vote at the Court Meeting in person. Please bring your Court Meeting Attendance Card (Section 2 overleaf) with you. You do not need to take any further action.

By proxy using this card

As a Scheme Shareholder you can appoint someone, a proxy, to attend, speak and vote at the Court Meeting on your behalf. You can appoint more than one proxy provided that each proxy is appointed to exercise the rights attached to different shares registered in your name. You cannot appoint more than one proxy to exercise the rights attached to the same share or shares.

If the proxy is appointed in relation to less than your full holding of shares please enter in the box next to the proxy's name (see Section 1 overleaf) the number of shares they are authorised to act upon. If left blank your proxy will be allowed to exercise the rights attached to your full holding of shares (subject to the preceding paragraph).

The Chairman of the Court Meeting will act as your proxy if you do not wish to nominate another person(s).

To appoint more than one proxy, (an) additional proxy form(s) may be obtained by contacting the Shareholder Helpline on 0870 702 0102* or you may photocopy this form. Please remember to state the name of each proxy and in the box next to the proxy's name (see Section 1 overleaf) the number of shares they are authorised to act upon, and tick the multiple proxy box. To lodge your vote by proxy please complete Section 1 on the front of this form and return all forms, which must be signed by the registered holder, in the business reply envelope.

Please indicate by signing in the relevant box provided on the Form of Proxy how you wish your votes to be cast. If you do not sign in one (and only one) of the boxes, the Form of Proxy will be invalid. In respect of any other business before such Court Meeting the proxy will vote or withhold his or her vote at his or her discretion.

In the case of joint holders only one need sign. Only the vote of the first named holder who tenders a vote, whether in person or by proxy, will be counted. In the case of a Corporation, this form should be executed under its common seal and/or by a duly authorised officer. Any alterations made to this Form of Proxy must be initialled by the person(s) signing it.

To be effective this proxy together with the authority or power of attorney (if any) under which it is signed or a notarially certified copy thereof, unless previously registered with the Company, must be lodged with the Registrar, Computershare Investor Services PLC, PO Box 1912, The Pavilions, Bridgwater Road, Bristol BS3 9BR, by not later than 10.00am on Wednesday 10 December 2008 (or 48 hours before the time and date of any adjourned Court Meeting). If the Form of Proxy is not returned by this time, it may be handed to the Chairman of the Court Meeting or the Registrar at the Court Meeting.

You should retain the Court Meeting Attendance Card (Section 2) in case you wish to attend in person.

By CREST

CREST participants may lodge a vote using the CREST Proxy Voting service provided by the System Operator in accordance with the CREST Manual (Ref: 3RA50), ensuring it is received by 10.00am on Wednesday 10 December 2008 (or 48 hours before the time and date of any adjourned Court Meeting).

General Information

To be entitled to attend and vote at the Court Meeting (and for the purposes of the determination by the Company of the number of votes cast) Scheme Shareholders must be entered on the Company's Register of Members at 6.00pm on Wednesday 10 December 2008 or, in the event that the Court Meeting is adjourned, 6.00pm on the date 48 hours before the date of any adjourned Court Meeting.

The completion and return of this Form of Proxy will not prevent you from attending and voting in person at the Court Meeting or at any adjournment thereof, if you so wish.

If you do not wish the net proceeds of the sale of any fractional entitlement to Lloyds TSB Shares to which you become entitled to pursuant to the Scheme to be donated to charity, please tick the box in Section 1 overleaf, if returning your proxy by post, or, if attending the Court Meeting in person, by ticking the box on the back of the Attendance Card (Section 2, below).

If you have any questions about how to fill in this form, please call the Shareholder Helpline on 0870 702 0102* between 8.00am and 5.30pm weekdays.

*Calls from BT landlines to 0870 numbers will cost no more than 6p a minute plus a 7p connection fee. The price of calls through other phone companies and from mobile phones will be different. The call price we have quoted was correct in October 2008.

Appointment of Multiple Corporate Representatives

Corporate Holders who wish to appoint Multiple Corporate Representatives should refer to the note contained in the Notice of Meeting convening the Court Meeting.

Please note, any telephone, fax or web address details contained within this Court Meeting documentation may only be used for the purposes specified herein. You cannot lodge your voting instruction by telephone, letter, email or any medium not specified above. Such instructions will be invalid.

TEAR HERE

Poll Card

FOR the Scheme **(sign in the box above using black ink)**	**AGAINST** the Scheme **(sign in the box above using black ink)**

☐ **I wish to receive the net proceeds of the sale of any fractional entitlement to Lloyds TSB Shares due to me. If I do not tick this box this amount will be donated to charity.**

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PART 2 OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 897 OF THE COMPANIES ACT 2006. If you are in any doubt as to the action you should take in connection with this document or the proposals contained in it, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who, if you are taking advice in the United Kingdom, is authorised under the Financial Services and Markets Act 2000, or from an appropriately authorised independent financial adviser if you are taking advice in a territory outside the United Kingdom.

If you have sold or otherwise transferred all of your HBOS Shares and/or HBOS ADSs, please send this document together with the accompanying documents (other than any personalised Forms of Proxy or Forms of Direction) at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected. However, such documents should not be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws in such jurisdiction. If you have sold or otherwise transferred only part of your registered holding of HBOS Shares and/or HBOS ADSs please consult the stockbroker, bank or other agent through whom the sale or transfer was effected.

This document should be read as a whole and in conjunction with the accompanying documents, including, in particular, the blue and white Forms of Proxy and/or Forms of Direction and/or the ADS Voting Instruction Card.

Recommended Acquisition

of

HBOS plc

(incorporated under the Companies Act 1985 and registered in Scotland with registered number SC218813)

by

Lloyds TSB Group plc

to be effected by means of a Scheme of Arrangement under sections 895 to 899 of the Companies Act 2006

Proposed Placing and Open Offer of 7,482,394,366 Open Offer Shares at 113.6 pence per Open Offer Share

Proposed HM Treasury Preference Share Subscription for 3,000,000 HMT Preference Shares

Circular to HBOS Shareholders and Notice of HBOS Court Meeting and General Meeting

---

A letter from the Chairman of HBOS, including a unanimous recommendation by the HBOS Board to vote in favour of the resolutions to be proposed at the Court Meeting and at the HBOS General Meeting, is set out in Part I (*Letter from the Chairman of HBOS plc*) of this document.

Further information in relation to Lloyds TSB, the Lloyds TSB Directors and the New Lloyds TSB Shares will be contained in the Lloyds TSB Prospectus. The Lloyds TSB Prospectus is expected to be made available to Qualifying Shareholders on the Lloyds TSB website (www.investorrelations.lloydstsb.com) on or around 18 November 2008.

Notices convening the Court Meeting and the HBOS General Meeting, each of which will be held at The NEC Birmingham, B40 1NT, on 12 December 2008, are set out at the end of this document. The Court Meeting will start at 10.00 a.m. (London time) and the HBOS General Meeting will start at 10.10 a.m. (London time) (or as soon thereafter as the Court Meeting shall have been concluded or adjourned). The action to be taken in respect of the Court Meeting and the HBOS General Meeting is set out on the next page, and in paragraph 9 of Part 1 (*Letter from the Chairman of HBOS plc*) and paragraph 10 of Part 2 (*Explanatory Statement in connection with the Acquisition*) of this document. It is very important that you use your vote so that the Court can be satisfied that the votes cast constitute a fair representation of the views of HBOS Shareholders.

Morgan Stanley is acting exclusively for HBOS and no one else in relation to the Acquisition, Placing and Open Offer and HM Treasury Preference Share Subscription and will not be responsible to anyone other than HBOS for providing the protections afforded to clients of Morgan Stanley nor for providing advice in connection with the Acquisition, Placing and Open Offer and HM Treasury Preference Share Subscription or the contents of this document or any other matters referred to herein.

Dresdner Kleinwort, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for HBOS and no one else in relation to the Acquisition, Placing and Open Offer and HM Treasury Preference Share Subscription and will not be responsible to anyone other than HBOS

for providing the protections afforded to clients of Dresdner Kleinwort nor for providing advice in connection with the Acquisition, Placing and Open Offer and HM Treasury Preference Share Subscription or the contents of this document or any other matters referred to herein.

Citi, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Lloyds TSB and for no-one else in relation to the Acquisition and will not be responsible to any other person for providing the protections afforded to clients of Citi nor for providing advice in connection with the Acquisition or the contents of this document or any other matters referred to herein.

Lazard is acting exclusively for Lloyds TSB and for no-one else in providing financial advice in relation to the Acquisition and will not be responsible to any other person for providing the protections afforded to clients of Lazard nor for providing advice in relation to the Acquisition or the contents of this document or any other matters referred to herein.

Merrill Lynch, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Lloyds TSB and for no-one else in relation to the Acquisition and will not be responsible to any other person for providing the protections afforded to clients of Merrill Lynch nor for providing advice in relation to the Acquisition or the contents of this document or any other matters referred to herein.

UBS is acting exclusively for Lloyds TSB and for no-one else in relation to the Acquisition and will not be responsible to any other person for providing the protections afforded to clients of UBS nor for providing advice in relation to the Acquisition or the contents of this document or any other matters referred to herein.

Definitions used in this document are set out in Part 14 (*Definitions*) of this document.

Action to be taken

If you are an HBOS Shareholder, whether or not you intend to attend either or both of the Meetings please complete and sign the enclosed Forms of Proxy and return them in accordance with the instructions printed thereon as soon as possible, but in any event, so as to be received at Computershare, PO Box 1912, The Pavilions, Bridgwater Road, Bristol BS3 9BR at least 48 hours before the time fixed for the relevant meeting or any adjournment thereof. Forms of Proxy returned by fax or email will not be accepted. If the blue Form of Proxy for use at the Court Meeting is not lodged by the above time, it may be handed to the Registrar for HBOS on behalf of the Chairman of the Court Meeting at that meeting. However, in the case of the HBOS General Meeting, unless the white Form of Proxy is lodged at least 48 hours before the time fixed for the meeting or any adjournment thereof, it will be invalid. The completion and return of either Form of Proxy will not prevent you from attending and voting in person at either Meeting, or any adjournment thereof, if you wish to do so.

If your HBOS Shares are held in the HBOS Shareholder Account, the Halifax Share Dealing Account or the HBOS Share ISA, please complete and sign the enclosed Forms of Direction and return them in accordance with the instructions printed thereon as soon as possible, but in any event, so as to be received at Computershare, PO Box 1912, The Pavilions, Bridgwater Road, Bristol BS3 9BR at least 72 hours before the time fixed for the relevant meeting or any adjournment thereof. Forms of Direction returned by fax or email will not be accepted. Unless the blue or white Form of Direction is lodged at least 72 hours before the time fixed for the relevant meeting or any adjournment thereof, it will be treated as invalid. By completing and returning a Form of Direction, HBOSSA Participants, or Halifax Share Dealing Account Participants or HBOS Share ISA Participants may either: (a) instruct Halifax Nominees Limited, HSDL Nominees Limited or Halifax Investment Services Limited (as appropriate) to appoint a proxy (who may be the Chairman of the relevant meeting) to attend and vote on their behalf, or (b) request that Halifax Nominees Limited, HSDL Nominees Limited or Halifax Investment Services Limited (as appropriate) appoint them as proxy in order for them to attend and vote at the Meetings themselves. The blue Forms of Direction are for use in connection with the Court Meeting and the white Forms of Direction are for use in connection with the HBOS General Meeting.

As an alternative to completing and returning the printed Form of Proxy or Form of Direction, you may submit either Form of Proxy or Form of Direction electronically by accessing www.hbosplc.com/gm/onlinevoting. For security purposes, members will need to provide their Online Proxy Voting Pin (printed on the relevant Form of Direction) and postcode to validate the submission of their Form of Proxy or Form of Direction online.

If you have any questions relating to this document or the completion and/or return of the Forms of Proxy or Forms of Direction, please telephone the HBOS shareholder helpline on 0870 702 0102 (or, if you are calling from outside the United Kingdom, on +44 870 702 0102) between 8.30 a.m. and 5.30 p.m. (London time) on any Business Day. HBOS ISA Participants should call Halifax Investment Services Limited on 0870 606 6417 (or, if you are calling from outside the United Kingdom, on +44 870 606 6417). Calls cost 6 pence per minute plus network charges. For legal reasons, the HBOS shareholder helpline and/or Halifax Investment Services Limited will not be able to provide advice on the merits of the Scheme, the Acquisition, Placing and Open Offer and/or HM Treasury Preference Share Subscription and/or give any financial or tax advice.

If you are a registered holder of HBOS ADSs, please complete and sign the enclosed ADS Voting Instruction Card in accordance with the instructions printed thereon and return it in the white postage-paid envelope provided (for use in the US only) to the HBOS Depositary at the appropriate address set forth on the ADS Voting Instruction Card as soon as possible and, in any event, so as to be received no later than 5.00 p.m.

(New York time) on 9 December 2008. The nominee of the HBOS Depositary will endeavour to vote in accordance with your instructions.

If you hold your HBOS ADSs indirectly, you must rely on the procedures of the bank, broker or other financial institution through which you hold your HBOS ADSs if you wish to give voting instructions. Alternatively, if you wish to vote and/or attend the Meetings, you may present your HBOS ADSs to the HBOS Depositary for cancellation and receive (upon compliance with the HBOS Deposit Agreement, including payment of any depositary fees and any applicable taxes and governmental charges) delivery of the underlying HBOS Shares so as to become the registered holder of HBOS Shares prior to the Voting Record Time.

Securities law restrictions

This document does not constitute a prospectus or a prospectus equivalent document.

Nothing in this document should be interpreted as a term or condition of Lloyds TSB Placing and Open Offer. Any decision to acquire Lloyds TSB Shares under the Lloyds TSB Placing and Open Offer must be made only on the basis of the information contained in and incorporated by reference into the prospectus expected to be published by Lloyds TSB shortly after the date of this document. Copies of that prospectus will be available following its publication from http://www.investorrelations.lloydstsb.com/ir/homepage.asp.

Nothing in this document should be interpreted as a term or condition of the Placing and Open Offer. Any decision to acquire HBOS Shares under the Placing and Open Offer must be made only on the basis of the information contained in and incorporated by reference into the prospectus expected to be published by HBOS shortly after the date of this document. Copies of that prospectus will be available following its publication from http://www.hbosplc.com/investors/default.asp.

The distribution of this document in jurisdictions other than the UK and the US may be restricted by law and therefore persons into whose possession this document comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

This document does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to this document or otherwise in any jurisdiction in which such offer or solicitation is unlawful.

To the extent that the Scheme is deemed to be a public offer in any jurisdiction, such offer shall not be deemed to be made until the Lloyds TSB Prospectus has been published.

Australia

This document is not an Australian law compliant prospectus and has not been, and will not be, lodged with the Australian Securities and Investments Commission. The information disclosed in this document may not be the same as that which would have been disclosed if this document had been prepared in accordance with Australian law.

The New Lloyds TSB Shares issued to HBOS Shareholders under the Scheme will be issued in consideration of the cancellation of their HBOS Shares under the Scheme. For the purposes of Australian securities law, the New Lloyds TSB Shares will not be issued with the purpose of the HBOS Shareholders on-selling or transferring them.

The Open Offer Shares issued to existing HBOS Shareholders under the Open Offer will be issued for the purpose of raising equity capital and not for the purpose of existing HBOS Shareholders on-selling or transferring them.

Bulgaria

To the extent the Acquisition and/or the Open Offer, or elements thereof, would constitute a public offering for the purposes of the Bulgarian Public Offering of Securities Act 1999 (as amended) additional regulatory filings and public announcements and communications will need to be made in Bulgaria in accordance with said Act.

Canada

The offering of Open Offer Shares is not being made in Canada, and no prospectus is being filed with any securities commission or similar regulatory authority in any province or territory of Canada. The Open Offer Shares may not be offered or sold, directly or indirectly, in Canada or to, or for the benefit of, any resident of Canada (which term as used herein means any person resident in Canada, including any corporation or other entity organised under the laws of Canada), or to others for re-offering or resale, directly or indirectly, in Canada or to, or for the benefit of, a resident of Canada.

Cyprus

This document does not constitute, and may not be used by any person for the purposes of, an offer or an invitation to subscribe for, invest in, purchase or otherwise acquire any New Lloyds TSB Shares or Open Offer Shares (i) in any circumstances which would require the publication of a prospectus pursuant to the Law on Public Offer and Prospectus, Law No.114(I)/2005, or the Companies Law, Cap.113 as amended, or any other law applicable in Cyprus or (ii) to any person in Cyprus to whom it is unlawful to make such an offer or invitation.

Czech Republic

This document has not been and will not be notified to, and it has not been and will not be approved by, the Czech National Bank of the Czech Republic. The New Lloyds TSB Shares and the Open Offer Shares may only be offered in the Czech Republic to existing HBOS Shareholders. This document may only be distributed in the Czech Republic to existing HBOS Shareholders exclusively for their own use. The recipients of this document may not reproduce or distribute it or pass it on to any other person.

Estonia

The New Lloyds TSB Shares and the Open Offer Shares may and shall only be offered in Estonia through private placement, as defined in the Securities Market Act of Estonia of 2001, as amended (the **Securities Market Act**). The proposed offering of New Lloyds TSB Shares and Open Offer Shares has not been and shall not be registered or otherwise authorised under the Securities Market Act, as a public offering, and no offer of any New Lloyds TSB Shares or Open Offer Shares in Estonia shall constitute a public offering of securities pursuant to applicable Estonian law. Neither the New Lloyds TSB Shares nor the Open Offer Shares may be offered or sold, directly or indirectly, in Estonia or to or for the benefit of any resident of Estonia (which term as used herein means any person resident in Estonia, including any corporation or other entity incorporated under the laws of Estonia), or to others for re-offering or resale, directly or indirectly, in Estonia or to a resident of Estonia except in compliance with applicable laws or regulations of Estonia.

Finland

Neither the New Lloyds TSB Shares nor the Open Offer Shares may be offered or sold, or this document be distributed, directly or indirectly, to any resident of the Republic of Finland or in the Republic of Finland, except pursuant to applicable Finnish laws and regulations. Specifically, neither the New Lloyds TSB Shares nor the Open Offer Shares may be offered or sold, or this document be distributed, directly or indirectly, to any resident of the Republic of Finland or in the Republic of Finland, other than to a maximum of 99 investors (under the Finnish Securities Market Act of 1989). This document has not been approved by or notified to the Finnish Financial Supervision Authority.

France

Nothing in this document, nor anything communicated to HBOS Shareholders or potential holders of New Lloyds TSB Shares by HBOS or Lloyds TSB, constitutes a public offering of financial instruments within the meaning of Article L. 411-1 of the French Monetary and Financial Code. Therefore, neither this document nor anything communicated to HBOS Shareholders or potential holders of New Lloyds TSB Shares by HBOS or Lloyds TSB, has been submitted to the Autorité des marchés financiers for prior approval and clearance procedure. Please also refer to the paragraph below headed "Other EEA Jurisdictions".

Hong Kong

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the Acquisition and the Open Offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice. Please note that (i) none of the New Lloyds TSB Shares and/or Open Offer Shares may be offered or sold in Hong Kong by means of this document or any other document other than to professional investors within the meaning of Part I of Schedule 1 to the Securities and Futures Ordinance of Hong Kong (Cap. 571) ("SFO") and any rules made thereunder ("professional investors"), or in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance of Hong Kong (Cap. 32) ("CO") or which do not constitute an offer or invitation to the public for the purposes of the CO or the SFO, and (ii) no person shall issue or possess for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to New Lloyds TSB and/or Open Offer Shares which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to those New Lloyds TSB and/or Open Offer Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to such professional investors.

Iceland

This document is distributed only to and is directed only at HBOS Shareholders who fall under the exemption of article 50 paragraph 1 item 3 d) of the Icelandic Securities Transactions Act of 2007 (as amended) (the **Securities Act**). This document must not be acted on or relied on by persons who are not HBOS Shareholders. Any investment or investment activity to which this document relates is available only to HBOS Shareholders and will be engaged in only with HBOS Shareholders. Any person who is not an HBOS Shareholder should not act or rely on this document or any of its contents. This document must not be distributed, published, reproduced or disclosed (in whole or in part) by recipients to any other persons.

Japan

This document does not constitute an invitation to HBOS Shareholders in Japan to participate in the Open Offer.

Latvia

No public offering (in Latvian – *publiskais piedāvājums*) of any New Lloyds TSB Shares or Open Offer Shares is being made in Latvia. The addressee has received this document pursuant to an exemption under the

Prospectus Directive, as implemented in Latvia in the Law on Financial Instruments Market (in Latvian – *Finanšu instrumentu tirgus likums*), from the obligation to produce a prospectus under the Prospectus Directive for the public offers of shares (Section 16, Part 2, Point 2 of the Law on Financial Instruments Market). No action has been or will be taken in Latvia to register, approve or otherwise authorise a public offering of New Lloyds TSB Shares or Open Offer Shares. Neither the Lloyds TSB Shares nor the Open Offer Shares may be offered or sold, directly or indirectly, to others for re-offering or resale, directly or indirectly, in Latvia except in circumstances in which no obligation arises for Lloyds TSB or HBOS to produce a prospectus under the Prospectus Directive and/or passport a prospectus into Latvia.

Lithuania

No offer to the public of any New Lloyds TSB Shares or Open Offer Shares is made in Lithuania. The addressee has received this document pursuant to an exemption under the Prospectus Directive as implemented in Lithuania in the Law on Securities from the obligation to produce a prospectus under the Prospectus Directive for the public offer of shares. No action has been or will be taken in Lithuania to register, approve or otherwise authorise a public offering of New Lloyds TSB Shares or Open Offer Shares. Neither the New Lloyds TSB Shares nor the Open Offer Shares may be offered or sold, directly or indirectly, to others for re-offering or resale, directly or indirectly, in Lithuania except in circumstances in which no obligation arises for Lloyds TSB or HBOS to produce a prospectus under the Prospectus Directive and/or passport a prospectus into Lithuania.

Malaysia

This document has not been approved by the Securities Commission of Malaysia as a prospectus and will not be registered with the Securities Commission of Malaysia. This document is not an offer or invitation to subscribe for or purchase securities and shall not be issued, circulated or distributed in Malaysia.

Malta

The contents of this document should not be construed to amount to an offer to the public for subscription in New Lloyds TSB Shares or Open Offer Shares. This document is not required to be filed, lodged, registered or approved with, or by, any regulatory authority in Malta.

New Zealand

This document is not a New Zealand prospectus or an investment statement and has not been registered, filed with or approved by any New Zealand regulatory authority under or in accordance with the Securities Act 1978 (or any other relevant New Zealand law). This document may not contain all the information that an investment statement or prospectus under New Zealand law is required to contain. New Lloyds TSB Shares and Open Offer Shares are offered to the public of New Zealand under this document in reliance on the Securities Act (Overseas Companies) Exemption Notice 2002 (New Zealand).

Poland

No permit has been obtained from the Polish Financial Supervisory Commission (**FSC**) in relation to the issue of the New Lloyds TSB Shares or the Open Offer Shares, nor has the issue of the New Lloyds TSB Shares or the Open Offer Shares been notified to the FSC in accordance with applicable procedures. Accordingly, neither the New Lloyds TSB Shares nor the Open Offer Shares may be offered in the Republic of Poland (Poland) publicly, as defined in the Polish Act on Public Offerings and on the Conditions of Introducing Financial Instruments to an Organised Trading System and on Public Companies dated 29 July 2005 (as amended) as an offer to sell or purchase securities, made in any form and by any means, if the offering is directed at 100 or more people or at an unnamed addressee (**Public Offering**). Each investor confirms that it is aware that no such permit has been obtained, no such notification has been made, and represents that it has not offered, sold or delivered and shall not offer, sell or deliver the New Lloyds TSB Shares or the Open Offer Shares in Poland in the manner defined as a Public Offering as part of their initial distribution or otherwise to residents of Poland or in Poland. Each investor acknowledges that the acquisition and holding of the New Lloyds TSB Shares or the Open Offer Shares by residents of Poland may be subject to restrictions imposed by Polish law (including foreign exchange regulations), and that the offers and sales of the New Lloyds TSB Shares or the Open Offer Shares to Polish residents or in Poland in secondary trading may also be subject to restrictions.

Portugal

This is not a prospectus but a shareholder circular. A prospectus containing details of the issue of New Lloyds TSB Shares and a prospectus containing details of the issue of Open Offer Shares will each be published and will be available at http://www.investorrelations.lloydstsb.com/ir/hompage.asp and http://www.hbosplc.com/investors/default.asp, respectively. Investors should not apply for any shares referred to in this document except on the basis of the information contained in such prospectuses. This document does not constitute an offer to sell, or a solicitation of an offer to subscribe for, such shares and any such offer will have to comply with the rules set forth in the Portuguese Securities Code and the clearance procedures of the Portuguese Market and Securities Commission.

Slovakia

Neither the Acquisition nor the Open Offer under this document qualifies as a public offer of securities within the meaning of section 120 of the Slovak Securities Act (Act No. 566/2001 Coll., as amended).

Both the Acquisition and the Open Offer are structured as private placements. Accordingly, neither the Acquisition nor the Open Offer has been and neither will be approved by the National Bank of Slovakia nor will any notice, advertisement, poster or other materials relating to the offer be filed with the National Bank of Slovakia.

This document is addressed to named Slovak HBOS Shareholders only and must not be distributed, directly or indirectly, to any persons in the Slovak Republic other than to: (i) qualified investors as defined in section 120(6) of the Slovak Securities Act; or (ii) other investors in circumstances which do not require the publication of a prospectus as set forth in section 120(3) of the Slovak Securities Act.

Slovak HBOS Shareholders or any other person must not pass this document on or make it available to any third party. Consequently, this document or any notice, advertisement, poster or other materials relating to the Acquisition or the Open Offer must not be communicated to a broader circle of persons, in any form and by any means, presenting sufficient information on the terms of the Acquisition or the Open Offer, as applicable. The restriction includes without limitation the following means of communication:

(a) press, radio or TV broadcasting, on the internet or through any other means of electronic communication;

(b) presenting materials in a printed form; or

(c) communication to the public through unsolicited correspondence or unsolicited personal contact.

Slovenia

This document is not a prospectus. The addressee has received this document pursuant to an exemption under the Prospectus Directive as implemented in Slovenia in the Market in Financial Instruments Act from the requirement to produce a prospectus under the Prospectus Directive for offers of shares. No offering material in relation to any New Lloyds TSB Shares or Open Offer Shares has been or will be approved by the Slovenian Securities Market Agency. The New Lloyds TSB Shares and the Open Offer Shares may only be offered to existing HBOS Shareholders. This document may only be distributed in Slovenia to the above defined investors, exclusively for their own use, and may not be reproduced or distributed. If the addressee makes or intends to make an offer of New Lloyds TSB Shares or Open Offer Shares in Slovenia, it may only do so in circumstances in which no obligation arises for Lloyds TSB or HBOS to produce a prospectus under the Prospectus Directive and/or passport a prospectus into Slovenia.

South Africa

This document is not an invitation to the public to subscribe for, or an offer to the public to purchase shares in, Lloyds TSB or HBOS, as contemplated in the South African Companies Act, 1973, but is issued for purposes of giving information to the public with regard to the Acquisition the Placing and Open Offer and the HM Treasury Preference Share Subscription.

HBOS Shareholders resident in, and/or nationals or citizens of, or who have emigrated from, South Africa who participate in the Scheme or the Open Offer should be aware that they may be required to comply with all applicable South African exchange control requirements relating to receipt of any consideration for disposing of their HBOS Shares or to the acquisition of Open Offer Shares and should seek advice from a person properly qualified to advise them if they are in any doubt as to what this may involve. Such HBOS Shareholders should also consider any special conditions which were imposed on them by the South African Exchange Control Authorities when they acquired their HBOS Shares.

Thailand

Neither the New Lloyds TSB Shares nor the Open Offer Shares may be offered or sold nor this document be distributed, directly or indirectly, in Thailand, except pursuant to applicable Thai laws and regulations. Specifically, neither the New Lloyds TSB Shares nor the Open Offer Shares may be offered or sold, or this document be distributed, directly or indirectly, in Thailand. This document has not been approved by or notified to the Office of the Securities and Exchange Commission of Thailand. Therefore, no part of this document may be reproduced or taken or transmitted into Thailand or to any Thai persons or entities. Failure to comply with these instructions may constitute a violation of Thai Securities laws.

United Arab Emirates

This is not a prospectus. A prospectus containing details of the issue (including details of the new ordinary shares to be offered pursuant to the issue) will be made available to relevant HBOS Shareholders before the Meetings. Investors should not acquire any shares referred to in this circular except on the basis of the information contained in such prospectus. This document does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the shares.

United States of America

This document is not an offer of Open Offer Shares for sale in the United States. Information disclosed in this document regarding the Open Offer and the Open Offer Shares is provided to HBOS Shareholders and HBOS ADS Holders in the United States solely in order to assist such holders in their participation in the Meetings and voting on the Scheme. The Open Offer Shares have not been and will not be registered under the Securities Act.

The New Lloyds TSB Shares and the New Lloyds TSB ADSs have not been and will not be registered under the Securities Act in reliance upon the exemption from the registration requirements of the Securities Act

provided by Section 3(a)(10) thereof. For the purpose of establishing this exemption from the registration requirements of the Securities Act, HBOS will advise the Court at the Scheme Court Hearing that its sanctioning of the Scheme will be relied upon by HBOS and Lloyds TSB for such purpose as an approval of the Scheme following a hearing on the fairness of the terms and conditions of the Scheme for HBOS Shareholders, at which hearing (subject to compliance with applicable procedural requirements) all such holders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme. This exemption does not apply to the Open Offer Shares.

The New Lloyds TSB Shares and the New Lloyds TSB ADSs may generally be resold without restriction under the Securities Act by former holders of HBOS Shares and former holders of HBOS ADSs, respectively, who are not affiliates of Lloyds TSB and have not been affiliates of Lloyds TSB within 90 days prior to the issuance of New Lloyds TSB Shares and the New Lloyds TSB ADSs under the Scheme. Thereafter, a former holder of HBOS Shares or HBOS ADSs may resell without restriction under the Securities Act the respective New Lloyds TSB Shares or New Lloyds TSB ADSs issued under the Scheme, unless such person is an affiliate of Lloyds TSB at the time of such resale, or was an affiliate of Lloyds TSB within 90 days prior to such resale. **Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed judgment upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offence in the United States.** The information disclosed in this document is not the same as that which would have been disclosed if this document had been prepared for the purpose of complying with the registration requirements of the Securities Act or in accordance with the laws and regulations of any other jurisdiction.

Other EEA Jurisdictions

This document does not constitute an offer to sell, or an invitation to purchase, or the solicitation of an offer to buy, shares in either Lloyds TSB or HBOS or invest in any scheme, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or commitment whatsoever for such shares. This document does not constitute a prospectus within the meaning of article 3 of Directive 2003/71/EC. Prospectuses in respect of the Open Offer Shares and the New Lloyds TSB Shares have been drawn up outside of the following jurisdictions, approved by the UK Financial Services Authority and passported into those jurisdictions: Austria, Belgium, Cyprus, Denmark, France, Germany, Greece, Hungary, Ireland, Italy, Luxembourg, Malta, the Netherlands, Norway, Portugal, Romania, Spain and Sweden. The prospectuses will be available only to shareholders free of charge at http://www.investorrelations.lloydstsb.com/ir/hompage.asp and http://www.hbosplc.com/investors/default.asp respectively. Investors should not subscribe for any shares referred to in this document except on the basis of the information contained in such prospectuses. The information contained herein is not binding, is solely for the information of recipients of this document and must not be reproduced, distributed to any other person (including the press and any other media) or published, in whole or in part, for any purpose.

Forward-looking statements

This document contains certain statements about HBOS, Lloyds TSB and the Enlarged Group that are or may be forward-looking statements, including for the purposes of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as "expects", "anticipates", "intends", "targets", "plans", "believes", "seeks", "aims", "estimates", "may", "continues", "will", "would", "should" or, in each case, their negative or other words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of the Enlarged Group resulting from and following the implementation of the Scheme. These forward-looking statements all include matters that are not historical facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements are not guarantees of future performance and have not been reviewed by the auditors of HBOS or Lloyds TSB. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the satisfaction of the Conditions to the Acquisition, as well as additional factors, such as changes in economic conditions, changes in the level of capital investment, success of business and operating initiatives and restructuring objectives, customers' strategies and stability, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation, government actions and natural phenomena such as floods, earthquakes and hurricanes. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Investors should not place undue reliance on any forward-looking statements and neither HBOS or Lloyds TSB undertakes any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by the FSA, the London Stock Exchange, the Takeover Panel, the Listing Rules, the Prospectus Rules, the Disclosure and Transparency Rules, the Takeover Code or any other applicable law or regulation.

Past performance

Past performance is not necessarily a guide to future performance. The value of investments may fall as well as rise.

General

The statements contained herein are made as at the date of this document, unless some other time is specified in relation to them, and service of this document shall not give rise to any implication that there has been no change in the facts set forth herein since such date. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of HBOS except where otherwise stated.

Dealings

Under the provisions of Rule 8.3 of the Takeover Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Lloyds TSB or HBOS, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the Effective Date or, if earlier, the date on which the "Offer Period" for the purposes of the Takeover Code otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Lloyds TSB or HBOS, they will be deemed to be a single person for the purpose of Rule 8.3. Please consult your financial adviser immediately if you believe this Rule may be applicable to you.

Under the provisions of Rule 8.1 of the Takeover Code, all "dealings" in "relevant securities" of Lloyds TSB or HBOS by Lloyds TSB or HBOS, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms above in quotation marks are defined in the Takeover Code which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8 you should consult the Panel.

Financial Information

The financial information in this document in relation to each of Lloyds TSB and HBOS has been extracted on the basis set out in paragraph 15 of Part 13 (*Additional Information*) of this document.

Incorporation of relevant information by reference

The following documents (including the relevant parts thereof), the publication of all of which has been announced through a Regulatory Information Service and all of which are available free of charge at http://www.hbosplc.com/investors/annualreport.asp, are incorporated into this document by reference:

(a) Pages 152-223 of HBOS's 2007 Annual Report and Accounts, comprising HBOS's audited consolidated financial statements for the year ended 31 December 2007 under IFRS together with the relevant accounting policies and notes. The independent auditor's report is on page 152, the consolidated income statement is on page 153, the consolidated balance sheet is on pages 154-155, the company balance sheet is on page 158, the consolidated statement of recognised income and expense is on pages 156, the company statement of recognised income and expense is on page 158, the consolidated cash flow statement is on page 156-157, the company cash flow statement is on page 159 and the explanatory notes including accounting policies are on pages 160-223.

(b) Pages 123-191 of HBOS's 2006 Annual Report and Accounts, comprising HBOS's audited consolidated financial statements for the year ended 31 December 2006 under IFRS together with the relevant accounting policies and notes. The independent auditor's report is on page 123, the consolidated income statement is on page 124, the consolidated balance sheet is on pages 125-126, the company balance sheet is on page 129, the consolidated statement of recognised income and expense is on page 127, the company statement of recognised income and expense is on page 129, the consolidated cash flow statement is on pages 127-128, the company cash flow statement is on page 130 and the explanatory notes including accounting policies are on pages 131-191.

(c) Pages 95-179 of HBOS's 2005 Annual Report and Accounts, comprising HBOS's audited consolidated financial statements for the year ended 31 December 2005 under IFRS together with the relevant accounting policies and notes. The independent auditor's report is on page 95, the consolidated income statement is on page 101, the consolidated balance sheet is on pages 102-103, the company balance sheet is on page 104, the consolidated statement of recognised income and expense is on page 105, the company statement of recognised income and expense is on page 105, the consolidated cash flow statement is on pages 106-107, the company cash flow statement is on page 108, the accounting policies are on pages 96-100 and the explanatory notes are on pages 109-179.

The following documents (including the relevant parts thereof), the publication of all of which has been announced through a Regulatory Information Service and all of which are available free of charge at http://www.investorrelations.lloydstsb.com/ir/company_reports_page.asp, are incorporated into this document by reference:

(a) Pages 76-156 of Lloyds TSB's 2007 Annual Report and Accounts, comprising Lloyds TSB's audited consolidated financial statements for the year ended 31 December 2007 under IFRS together with the relevant accounting policies and notes. The independent auditor's report is on pages 76 and 148, the consolidated income statement is on page 77, the consolidated balance sheet is on pages 78-79, the parent company balance sheet is on page 149, the consolidated statement of changes in equity is on page 80, the parent company statement of changes in equity is on page 150, the consolidated cash flow statement is on page 81, the parent company cash flow statement is on page 151, and the explanatory notes including accounting policies are on pages 82-147 and 152-156.

(b) Pages 62-127 of Lloyds TSB's 2006 Annual Report and Accounts, comprising Lloyds TSB's audited consolidated financial statements for the year ended 31 December 2006 under IFRS together with the relevant accounting policies and notes. The independent auditor's report is on pages 62 and 121, the consolidated income statement is on page 63, the consolidated balance sheet is on pages 64-65, the company balance sheet is on page 122, the consolidated statement of changes in equity is on page 66, the parent company statement of changes in equity is on page 123, the consolidated cash flow statement is on page 67, the parent company cash flow statement is on page 124, and the explanatory notes including accounting policies are on pages 68-120 and 125-127.

(c) Pages 58-128 of Lloyds TSB's 2005 Annual Report and Accounts, comprising Lloyds TSB's audited consolidated financial statements for the year ended 31 December 2005 under IFRS together with the relevant accounting policies and notes. The independent auditor's report is on pages 58 and 121, the consolidated income statement is on page 59, the consolidated balance sheet is on pages 60-61, the parent company balance sheet is on page 122, the consolidated statement of changes in equity is on page 62, the parent company statement of changes in equity is on page 123, the consolidated cash flow statement is on page 63, the parent company cash flow statement is on page 124 and the explanatory notes, including accounting policies, are on pages 64-120 and 125-128.

HBOS will provide, without charge, to each person to whom a copy of this document has been delivered, upon their written or verbal request, a copy of any documents (or any part(s) thereof) incorporated by reference into this document. Copies of any documents incorporated by reference into this document will not be provided unless such a request is made. Requests for copies of any such document should be directed to: Computershare Investor Services PLC, PO Box 1912, The Pavilions, Bridgwater Road, Bristol BS3 9BR or may be made by telephoning the HBOS shareholder helpline on 0870 702 0102 (or if you are calling from outside the United Kingdom, on +44 870 702 0102) between 8.30 a.m. and 5.30 p.m. (London time) on any Business Day. Calls cost 6 pence per minute plus network charges.

TABLE OF CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	*Time and/or date*
ADS Voting Record Time	5.00 p.m. (New York time) on 10 November 2008
Expected publication of HBOS Prospectus	18 November 2008
Lloyds TSB General Meeting	19 November 2008
Open Offer Record Date	5 December 2008
Latest time for receipt by the Registrar of completed blue and white Forms of Direction for the Court Meeting and the HBOS General Meeting	**10.00 a.m. on 9 December 2008**
Latest time for receipt by the HBOS Depositary of ADS Voting Instruction Cards	**5.00 p.m. (New York time) on 9 December 2008**
Latest time for receipt by the Registrar of completed blue Forms of Proxy for the Court Meeting	**10.00 a.m. on 10 December 2008**(1)
Latest time for receipt by the Registrar of completed white Forms of Proxy for the HBOS General Meeting	**10.10 a.m. on 10 December 2008**(1)
Voting Record Time	6.00 p.m. on 10 December 2008(2)
Court Meeting	**10.00 a.m. on 12 December 2008**
HBOS General Meeting	**10.10 a.m. on 12 December 2008**(3)
HBOS Preference Share Scheme Court Meetings	12 noon on 12 December 2008(4)
Expected date for announcement of and posting of the Open Offer Application Form	12 December 2008
Ex-entitlement date for the Open Offer	8.00 a.m. on 15 December 2008
Open Offer Entitlements and Excess CREST Open Offer Entitlements credited to stock accounts of Qualifying CREST Shareholders in CREST	by 15 December 2008
Latest time and date for depositing Open Offer Entitlements into CREST	3.00 p.m. on 6 January 2009
Latest time and date for receipt of completed Open Offer Application Forms and payment in full under the Open Offer and settlement of relevant CREST instructions (as appropriate)	11.00 a.m. on 9 January 2009
Scheme Court Hearing (to sanction the Scheme)	12 January 2009(5)
Expected date of announcement of results of Open Offer	12 January 2009
Last day for dealings in, and for registration of transfers and disablement in CREST of, HBOS Shares	14 January 2009(5)
Last day for dealings in HBOS ADSs	14 January 2009(5)
Suspension of listing and dealings in, and last time for registration of transfers of, HBOS Shares	6.00 p.m. on 14 January 2009(5)(6)
Open Offer Shares to be issued	8.00 a.m. on 15 January 2009(5)
HMT Preference Shares to be issued to HM Treasury	8.00 a.m. on 15 January 2009(5)
Reorganisation Record Time	2.00 p.m. on 15 January 2009(5)
Scheme Record Time	6.00 p.m. on 15 January 2009(5)
Reduction Court Hearing (to confirm the reduction of capital)	16 January 2009(5)
Effective Date	**16 January 2009**(5)
New Lloyds TSB Shares to be issued	at or after 5.00 p.m. on 16 January 2009(5)
New Lloyds TSB Preference Shares to be issued	at or after 5.00 p.m. on 16 January 2009(7)
New Lloyds TSB ADSs to be issued	as soon as practicable after New Lloyds TSB Shares are deposited with the Lloyds TSB Depositary
Cancellation of listing of HBOS Shares	8.00 a.m. on 19 January 2009(5)
Expected time and date of Admission and commencement of dealings on the London Stock Exchange of New Lloyds TSB Shares and New Lloyds TSB Preference Shares	8.00 a.m. on 19 January 2009(5)(7)
Latest date for despatch of share certificates for New Lloyds TSB Shares and settlement through CREST	30 January 2009

(1) A blue Form of Proxy for the Court Meeting not so lodged may be handed to the registrars for the Company on behalf of the Chairman of the Court Meeting at that meeting. However, to be valid the white Forms of Proxy for the HBOS General Meeting must be lodged by 10.10 a.m. on 10 December 2008, or if the HBOS General Meeting is adjourned, at least 48 hours prior to the adjourned meeting.

(2) If either the Court Meeting or the HBOS General Meeting is adjourned, the Voting Record Time will be 6.00 p.m. (London time) on the date two days before the adjourned meeting.

(3) The HBOS General Meeting will commence at the time specified above or, if later, as soon thereafter as the Court Meeting shall have been concluded or adjourned. The Court Meeting and the HBOS General Meeting will each be held at The NEC Birmingham, B40 1NT.

(4) The HBOS Preference Share Scheme court meetings will commence at the time specified above or, if later, as soon as the HBOS General Meeting shall have been concluded or adjourned. The HBOS Preference Share Scheme Court Meetings will be held at The NEC Birmingham, B40 1NT.

(5) These dates are indicative only and will depend, amongst other things, on the dates upon which the Court actually sanctions the Scheme and/or confirms the associated reduction of capital.

(6) Or such later time, being no later than 8.00 a.m. on 15 January 2009, as enables the Placing and Open Offer to complete, including settlement in respect of the issue and allotment of the Open Offer Shares.

(7) These dates are indicative only and will depend, amongst other things, on the dates upon which the Court actually sanctions the HBOS Preference Share Scheme and/or confirms the associated reduction of capital.

Unless otherwise stated, references to times in this document are to London time.

A full timetable of events in connection with the Placing and Open Offer and HM Treasury Preference Share Subscription will be set out in the HBOS Prospectus. Any amendments to such timetable will be announced by HBOS and/or Lloyds TSB (as relevant) to a Regulatory Information Service. Only the key dates in relation to the Placing and Open Offer and HM Treasury Preference Share Subscription are set out above.

LETTER FROM THE CHAIRMAN OF HBOS PLC

HBOSplc

HBOS plc
(Registered in Scotland with registered number SC218813)
The Mound
Edinburgh
EH1 1YZ

14 November 2008

To HBOS Shareholders, HBOSSA Participants, Halifax Share Dealing Account Participants, HBOS Share ISA Participants and HBOS ADS Holders and, for information only, to holders of options and awards granted under the HBOS Share Schemes and holders of HBOS Preference Shares

Dear Shareholder,

Recommended Acquisition of HBOS plc by Lloyds TSB Group plc and proposed Capital Raising

Preface

The Scheme Document and Circular, of which this letter forms part, is important. Please read carefully the rest of my letter and the contents of this document.

In this Preface, however, I want to stress a few key points about the Acquisition and the Capital Raising and the recommendation that is being made to HBOS Shareholders:

- The HBOS Board believes that the terms of the Acquisition and the Capital Raising, which are interconditional and together form the Recommended Transaction, are in the best interests of HBOS Shareholders as a whole;
- The HBOS Board unanimously recommends that HBOS Shareholders vote (or submit voting instructions) in favour of the resolutions to be proposed at the Court Meeting and the HBOS General Meeting;
- In arriving at this recommendation, the HBOS Board considered, as an alternative, that HBOS should not proceed with the Recommended Transaction but should continue as an independent entity. However, the HBOS Board concluded that the Recommended Transaction is the best option for HBOS Shareholders due to:
  - (a) the increased stability that the Recommended Transaction will provide for HBOS Shareholders, particularly in difficult economic conditions; and
  - (b) the potential benefits that will flow from the Recommended Transaction, and in which HBOS Shareholders will share, including:
    - (i) the strong franchise that the Enlarged Group will enjoy, with excellent breadth and balance, with good positions in Retail, Corporate Banking, SME Business Banking and Long Term Savings;
    - (ii) the Enlarged Group's ability to generate significant synergies for the benefit of its shareholders; and
    - (iii) the potential for the Enlarged Group to create long term value for its shareholders; and
- The consequences for HBOS Shareholders that would result in the event that any of the resolutions relating to the Acquisition or the Placing and the Open Offer are not approved, namely that HBOS would be required to raise capital in order to meet FSA requirements in circumstances where there can be no certainty as to the amount that would be required or whether HBOS would be able to successfully raise such capital or as to the terms on which such capital could be raised and the adverse impact that failure to raise such capital would have on HBOS.

Thank you for reading this letter. Please read the whole of this document. The HBOS Board and I hope that we can count upon your support.

1. Introduction

I am writing to you on behalf of the HBOS Board to set out the terms of the proposed Acquisition, how it will be implemented and to explain why the HBOS Board considers that the terms of the Acquisition are fair and reasonable. The HBOS Board has considered the option of continued independence but has concluded that, in current market conditions, it is in the best interests of HBOS Shareholders for HBOS to become part of the Enlarged Group, which is why the HBOS Board unanimously recommends that you vote in favour of the resolutions to be proposed at the Court Meeting and the HBOS General Meeting in connection with the Acquisition.

I am also writing to you to explain the background to, and reasons for, the proposed Capital Raising, why the HBOS Board considers that the Capital Raising is in the best interests of HBOS and its Shareholders as a whole and why it unanimously recommends that you vote in favour of the Capital Raising Resolutions at the HBOS General Meeting.

The Acquisition is conditional on the approval of the Scheme at the Court Meeting and passing of the Scheme Special Resolution and the Capital Raising Resolutions at the HBOS General Meeting. The Acquisition and the Lloyds TSB Placing and Open Offer are also conditional on the passing of various resolutions at the Lloyds TSB General Meeting.

The Capital Raising is conditional on the passing of various resolutions, including the resolution relating to the Acquisition, at the HBOS General Meeting and the satisfaction of certain conditions as set out in the Placing and Open Offer Agreement, including the condition that the Scheme has been sanctioned at the Scheme Court Hearing.

In order to approve the terms of the Acquisition and the Capital Raising, HBOS Shareholders will need to vote in favour of the resolutions to be proposed at two shareholder meetings namely: (i) the Court Meeting, and (ii) the HBOS General Meeting. The meetings will be held at The NEC Birmingham, B40 1NT on 12 December 2008 from 10.00 a.m. The actions you should take, and the recommendation of the HBOS Board, are set out in paragraphs 9 and 16, respectively, of this Part 1.

I draw your attention to paragraphs 6 and 7 of this Part 1, which explain in detail the reasons for the recommendation of the HBOS Board and the potential consequences of not approving the Acquisition and the Capital Raising.

2. Summary of the terms of the Acquisition

On 18 September 2008, with the support of the UK Government, the boards of HBOS and Lloyds TSB announced that they had reached agreement on the terms of a recommended acquisition of HBOS by Lloyds TSB. The terms of the Acquisition were subsequently amended, as announced on 13 October 2008, at the same time as the announcement of the Capital Raising. The Acquisition will, subject to the satisfaction or (where permitted) waiver of the Conditions (including the approval of the Acquisition by Lloyds TSB Shareholders at the Lloyds TSB General Meeting), be implemented by way of a scheme of arrangement of HBOS under sections 895 to 899 of the Companies Act.

The Acquisition is subject to antitrust review in a number of jurisdictions, including (but not limited to) the United Kingdom and the United States. Following an intervention by the Secretary of State in relation to the UK antitrust review on public interest grounds (i.e. the stability of the UK financial system), the Secretary of State gave regulatory clearance to the Acquisition on 31 October 2008 after concluding that clearance would be in the public interest. Under the Implementation Agreement, Lloyds TSB and HBOS have agreed to co-operate to obtain all regulatory approvals as promptly as reasonably possible. Lloyds TSB and HBOS expect all remaining antitrust clearances to have been obtained by mid-January 2009 and prior to the Effective Date.

Further information on Lloyds TSB is set out in paragraph 7 of Part 2 (*Explanatory Statement in connection with the Scheme*) and in Part 7 (*Further Information on Lloyds TSB*) of this document.

(a) Consideration

Under the terms of the Scheme, and subject to the satisfaction or (where permitted) waiver of the Conditions, holders of Scheme Shares (other than the Restricted Entities and certain Overseas Shareholders) will be entitled to receive New Lloyds TSB Shares in exchange for the cancellation of their HBOS Shares on the following basis:

for every 1 HBOS Share 0.605 of a New Lloyds TSB Share

On the basis set out above, HBOS ADS Holders will be entitled to receive New Lloyds TSB ADSs (each representing four New Lloyds TSB Shares) in exchange for the cancellation of their HBOS ADSs on the following basis:

for every 1 HBOS ADS 0.15125 of a New Lloyds TSB ADS

Based on the number of HBOS Shares and Lloyds TSB Shares in issue as at 12 November 2008 (being the last practicable date prior to the posting of this document), and assuming that none of the Qualifying Shareholders take up their entitlements to Open Offer Shares under the Open Offer, none of the Lloyds TSB Shareholders take up their entitlements to Lloyds TSB Open Offer Shares under the Lloyds TSB Placing and Open Offer and no other placees take up Open Offer Shares or Lloyds TSB Open Offer Shares, it is expected that existing Lloyds TSB Shareholders will own approximately 36.5 per cent. of the issued ordinary share capital of Lloyds TSB as enlarged by the Acquisition and the Lloyds TSB Placing and Open Offer, with

existing HBOS Shareholders owning approximately 20 per cent. and HM Treasury owning approximately 43.5 per cent.

One of the approvals which Lloyds TSB is seeking from the Lloyds TSB Shareholders at the Lloyds TSB General Meeting in respect of the Acquisition, is a waiver of the obligation on HM Treasury to make a general offer to Lloyds TSB Shareholders in accordance with Rule 9 of the Takeover Code in the event that, as a result of the Lloyds TSB Placing and Open Offer and the Acquisition, HM Treasury becomes interested in shares carrying, in aggregate, 30 per cent. or more of the voting rights in the Enlarged Group. (A summary of Rule 9 of the Takeover Code is set out in paragraph 5 of Part 5 (*The Capital Raising*).

If HBOS Shareholders (in relation to the Placing and Open Offer) and Lloyds TSB Shareholders (in relation to the Lloyds TSB Placing and Open Offer), respectively, fully participate in the open offer elements of the Placing and Open Offer and the Lloyds TSB Placing and Open Offer, existing Lloyds TSB Shareholders will own approximately 52.4 per cent. of the issued ordinary share capital of Lloyds TSB as enlarged by the Acquisition and the Lloyds TSB Placing and Open Offer, existing HBOS Shareholders will own approximately 47.6 per cent. and HM Treasury will own 0.0 per cent.

Based on the Closing Price of 173.3 pence per Lloyds TSB Share on 12 November 2008 (being the last practicable date prior to the posting of this document), the Acquisition values each HBOS Share at approximately 104.8 pence and the existing issued ordinary share capital of HBOS at approximately £5.7 billion.

These exchange ratios assume that HBOS has not undertaken a HBOS Share Capital Change and that Lloyds TSB has not undertaken a Lloyds TSB Share Capital Change since 13 October 2008, being the date of the Revised Offer Announcement. In the event of a Lloyds TSB Share Capital Change and/or an HBOS Share Capital Change (as the case may be) after the date of this document but before the Effective Date, such adjustments shall be made to the Exchange Ratio as Merrill Lynch and UBS, on behalf of Lloyds TSB, and Morgan Stanley, on behalf of HBOS, agree are fair and reasonable (and, if required, the Court may approve) such that the Exchange Ratio is the same as it would have been had the relevant Lloyds TSB Share Capital Change and/or the relevant HBOS Share Capital Change (as the case may be) occurred immediately prior to the date of this document.

No fractions of a New Lloyds TSB Share will be allotted to HBOS Shareholders. No fractions of New Lloyds TSB ADSs will be allotted to HBOS ADS Holders. Fractional entitlements to New Lloyds TSB Shares will be aggregated, issued to a nominee on behalf of the relevant HBOS Shareholders and sold in the market. The net proceeds of sale will be donated to ShareGift on behalf of the HBOS Shareholders entitled to them, unless HBOS Shareholders elect to receive their *pro rata* entitlement to such proceeds by ticking the appropriate box on the blue Form of Proxy or, if attending the Court Meeting in person, on the back of the Court Meeting attendance card and handing such attendance card to the Registrar at the Court Meeting. Fractional entitlements to New Lloyds TSB ADSs will be aggregated and sold in the market by the HBOS Depositary and the net proceeds, together with any *pro rata* entitlement of the HBOS Depositary to net proceeds from the sale of its fractional entitlement to New Lloyds TSB Shares, will be distributed to holders of the HBOS ADSs entitled to them.

(b) Structure

The Acquisition is being effected by means of a scheme of arrangement between HBOS and Scheme Shareholders under sections 895 to 899 of the Companies Act (although Lloyds TSB may, with the consent of the Panel, elect to effect the Acquisition by way of an Offer). The procedure involves an application by HBOS to the Court to sanction the Scheme and to confirm the cancellation of all of the Scheme Shares. In consideration for the cancellation of the Scheme Shares and the issue of New HBOS Shares to Lloyds TSB, HBOS Shareholders will receive New Lloyds TSB Shares on the basis set out in paragraph 2(a) above. The holders of HBOS ADSs will receive New Lloyds TSB ADSs on the basis set out in paragraph 2(a) above. Following the implementation of the Scheme, HBOS will become a wholly-owned subsidiary of Lloyds TSB.

Before the Court Orders can be sought, HBOS Shareholders are required to approve: (i) the Scheme at the Court Meeting; and (ii) the Scheme Special Resolution at the HBOS General Meeting. The Acquisition is also conditional on the approval of Lloyds TSB Shareholders at the Lloyds TSB General Meeting.

The Court Meeting has been convened by order of the Court for the purposes of considering and, if thought fit, approving the Scheme (with or without modification). The Scheme will be approved at the Court Meeting if, *inter alia*, a majority in number representing not less than 75 per cent. in value of Scheme Shares held by those Scheme Shareholders (excluding the Restricted Entities) present and voting, either in person or by proxy, vote in favour of the Scheme.

The HBOS General Meeting has been convened for the purposes of, *inter alia*, considering and, if thought fit, passing: (i) the Scheme Special Resolution, to approve the reduction of HBOS's share capital and the amendments to the HBOS Articles necessary to implement the Scheme; (ii) to approve the Capital Raising Resolutions, to increase HBOS's authorised share capital; and (iii) to grant the directors authority to issue the Open Offer Shares and HMT Preference Shares.

The Lloyds TSB General Meeting has been convened for the purposes of considering and, if thought fit, passing resolutions to approve, *inter alia*, the Acquisition and the increase in Lloyds TSB's share capital necessary to issue the New Lloyds TSB Shares under the Scheme.

Once the necessary approvals from the HBOS Shareholders and Lloyds TSB Shareholders have been obtained, the other Conditions have been satisfied or (where permitted) waived and the Court has confirmed the reduction of HBOS's share capital, the Scheme will become effective upon the issue by the Court of the Court Orders and registration of the Reduction Court Order by the Registrar of Companies. Upon the Scheme becoming effective, it will be binding on all HBOS Shareholders and, through the HBOS Nominees, on all HBOSSA Participants, Halifax Share Dealing Account Participants, and HBOS Share ISA Participants and, through the HBOS Depositary, on all HBOS ADS Holders, irrespective of whether or not they attended or voted at the Court Meeting or the HBOS General Meeting.

Further details of the Court Meeting and the HBOS General Meeting, and details of the approvals required to be given at them, are set out in paragraph 8 below and in paragraph 9 of Part 2 (*Explanatory Statement in connection with the Scheme*) of this document.

The Acquisition will be subject to the Conditions and other terms set out in Part 3 (*Conditions to the Implementation of the Scheme and the Acquisition*) of this document. It is expected that, subject to the satisfaction or, if permitted, waiver of all of the Conditions, the Scheme will become effective, and the Acquisition completed, on 16 January 2009.

3. Summary of the terms of the Capital Raising

(a) Placing and Open Offer

The information in this paragraph (a) is provided solely to allow HBOS Shareholders to consider whether to vote in favour of the Capital Raising Resolutions. Any decision to acquire HBOS Shares under the Placing and Open Offer must only be made on the basis of the information contained in and incorporated by reference into the prospectus expected to be published by HBOS shortly after the date of this document.

HBOS intends to raise approximately £8.5 billion (before costs and expenses) through the Placing and Open Offer.

Under the Placing and Open Offer, HBOS intends to issue 7,482,394,366 Open Offer Shares at the Issue Price of 113.6 pence per Open Offer Share.

The Issue Price of 113.6 pence per Open Offer Share represents a discount of 10.6 pence (8.5 per cent.) to the Closing Price of 124.2 pence per HBOS Share on 10 October 2008 (being the last trading day prior to the announcement of the Placing and Open Offer).

Qualifying Shareholders, on and subject to the terms and conditions of the Open Offer, are being given the opportunity under the Open Offer to apply for Open Offer Shares at the Issue Price on the following basis:

1.3839 Open Offer Shares for every one Existing HBOS Share

registered in the name of each Qualifying Shareholder on the Open Offer Record Date and so in proportion for any other number of Existing HBOS Shares then registered (subject to the terms of the Excess Application Facility).

Applications by Qualifying Shareholders will be satisfied in full up to their Open Offer Entitlements. An Excess Application Facility, further details of which will be set out in the HBOS Prospectus, will enable Qualifying Shareholders who have taken up their full Open Offer Entitlements to apply for Open Offer Shares in excess of their Open Offer Entitlement. If the total number of Open Offer Shares applied for by Qualifying Shareholders exceeds 7,482,394,366, excess applications will be scaled back in accordance with the terms of the Excess Application Facility.

Under the Placing, which may or may not take place, each of the HBOS placing agents will use reasonable endeavours to procure placees to take up Open Offer Shares at not less than the Issue Price, subject to the passing of the Capital Raising Resolutions and, in the case of placees procured prior to the announcement of the results of the Open Offer, subject to clawback in respect of valid applications for Open Offer Shares by Qualifying Shareholders at the Issue Price. Alternatively, the HBOS placing agents may procure placees to acquire HBOS Shares in order to become HBOS Shareholders so as to be entitled to participate in the Open Offer and to make an application under the Excess Application Facility.

To the extent Open Offer Shares are not taken up under the Placing and Open Offer (whether by way of Qualifying Shareholders' Open Offer Entitlements or through the Excess Application Facility or placed through the Placing (if any)), subject to the terms and conditions of the Placing and Open Offer Agreement, HM Treasury will itself acquire such Open Offer Shares at the Issue Price.

Fractions of Open Offer Shares will not be allotted to Qualifying Shareholders under the Open Offer and fractional entitlements under the Open Offer will be rounded down to the nearest whole number of Open Offer Shares.

Upon completion of the Placing and Open Offer, the Open Offer Shares will represent approximately 58.1 per cent. of the Enlarged HBOS Issued Share Capital and the Existing HBOS Shares will represent approximately 41.9 per cent. of the Enlarged HBOS Issued Share Capital. (However, as noted in paragraph 2(a) of this Part 1, if no shares were allotted to any placee other than HM Treasury under either the Placing and Open Offer or the Lloyds TSB Placing and Open Offer, following completion of the Recommended Transaction, existing Lloyds TSB Shareholders would own approximately 36.5 per cent. of the issued ordinary share capital of Lloyds TSB as enlarged by the Acquisition and the Lloyds TSB Placing and Open Offer, with existing HBOS Shareholders owning approximately 20 per cent. and HM Treasury owning approximately 43.5 per cent.)

The Placing and Open Offer is subject to all conditions to the Acquisition (other than certain conditions relating to the Capital Reduction) being satisfied (or, where permitted, waived) and the fulfilment of the other terms of the Placing and Open Offer Agreement. The Open Offer Shares issued pursuant to the Placing and Open Offer will be subject to the Scheme and it is expected that they will be cancelled as a result of the Scheme in exchange for New Lloyds TSB Shares. Accordingly, Qualifying Shareholders participating in the Open Offer and placees who have acquired Open Offer Shares will receive Open Offer Shares which will be exchanged into New Lloyds TSB Shares within one Business Day of their issue as a result of the completion of the Acquisition.

The Exchange Ratio of 0.605 of a New Lloyds TSB Share per HBOS Share (as announced in the Revised Offer Announcement) was agreed by the HBOS Board and the Lloyds TSB Board with reference to the £8.5 billion of new equity being raised by the issue of 7,482,394,366 Open Offer Shares at 113.6 pence per share and £4.5 billion of new equity being raised by Lloyds TSB by the issue of approximately 2.6 billion Lloyds TSB Open Offer Shares at 173.3 pence per share pursuant to the Lloyds TSB Placing and Open Offer.

Under the terms of the Open Offer, Qualifying Shareholders have the opportunity to acquire Open Offer Shares at 113.6 pence per share. Under the terms of the Acquisition, each Open Offer Share will be exchanged for 0.605 of a Lloyds TSB Share.

Qualifying Shareholders who are considering acquiring Open Offer Shares should therefore bear in mind that the Issue Price of 113.6 pence per Open Offer Share is equivalent to the price of 187.77 pence for a Lloyds TSB Share. Under the terms of the Lloyds TSB Open Offer, Lloyds TSB Shareholders will have the opportunity to acquire Lloyds TSB Open Offer Shares at 173.3 pence per Lloyds TSB Open Offer Share. This difference arises because of the fixed discount of 8.5 per cent. to each company's closing share price as of 10 October 2008 (the last trading date before the announcement of the Capital Raising on 13 October 2008) agreed as a term of the Placing and the Lloyds TSB Placing and the combined impact of the Placing and Open Offer and the Lloyds TSB Placing and Open Offer. Before making any decision to acquire Open Offer Shares, HBOS Shareholders should, aside from making an assessment of the likely prospects of the Enlarged Group and the potential benefits arising out of the Acquisition, consider both the HBOS share price and the Lloyds TSB share price in the market at the time, in the light of the implied acquisition price of 187.77p per Lloyds TSB Share. **If you have any doubt about what action to take, you should contact your independent financial adviser.**

HM Treasury has informed HBOS that it is not a permanent investor in UK banks. Following completion of the Acquisition, the HBOS Board believes that HM Treasury's intention, over time, is to dispose of any New Lloyds TSB Shares it may acquire as a result of the exchange of Open Offer Shares acquired under the Placing and Open Offer into New Lloyds TSB Shares pursuant to the Scheme in an orderly way and would normally expect to consult the Lloyds TSB Board of directors prior to such disposal. While HBOS has given certain undertakings to HM Treasury, following completion of the Acquisition, it is expected that the undertakings which Lloyds TSB has given to HM Treasury as described in paragraph 6 of Part 7 (*Further Information on Lloyds TSB*) (and not the undertakings given by HBOS and which are set out in Part 6 (*Conditions Relating to the Proposed Government Funding*) will apply to the Enlarged Group. The Lloyds TSB undertakings relate to such matters as availability and active marketing of competitively priced mortgage lending and lending to SMEs and board remuneration, aimed at ensuring that any state aid involved in the potential acquisition of Lloyds TSB Open Offer Shares, and the Enlarged Group's potential participation in the guarantee scheme to be promoted by HM Treasury as part of its support for the UK banking industry is compatible with the common market under EU law. However, further undertakings may be required from the Enlarged Group to ensure such compatibility. The HBOS Board also understands that a restriction on the payment of dividends on the New Lloyds TSB Shares will also apply for so long as any of the Enlarged Group HMT Preference Shares are outstanding.

Further details of the Placing and Open Offer, and the approvals sought at the HBOS General Meeting in relation thereto, are set out in paragraph 8 below and in paragraph 7 of Part 5 (*The Capital Raising*) of this document.

(b) HM Treasury Preference Share Subscription

Under the HM Treasury Preference Share Subscription Agreement, HBOS intends to issue to HM Treasury 3,000,000 HMT Preference Shares at the issue price of £1,000 per HMT Preference Share, raising approximately £3 billion (before costs and expenses). Under the terms of the HMT Preference Share Subscription Agreement, no dividend can be paid on HBOS Shares whilst any HMT Preference Share remains outstanding.

The HM Treasury Preference Share Subscription is conditional upon the Placing and Open Offer Agreement becoming unconditional in accordance with its terms. Once issued, the HMT Preference Shares will be subject to the HBOS Preference Share Scheme and will be cancelled in accordance with the HBOS Preference Share Scheme on the effective date of the HBOS Preference Share Scheme and exchanged for new Lloyds TSB 12 per cent. Preference Shares.

Further details of the HM Treasury Preference Share Subscription, and the approvals being sought at the HBOS General Meeting in relation thereto, are set out in Part 5 (*The Capital Raising*) of this document.

(c) Rule 9 Waiver

It is a condition of the Placing and Open Offer Agreement (although HM Treasury may waive such condition at its discretion) and a requirement of the Takeover Code that HBOS Shareholders approve the waiver of the obligation on HM Treasury to make a general offer to HBOS Shareholders in accordance with Rule 9 of the Takeover Code in the event that, as a result of the Placing and Open Offer, HM Treasury becomes interested in shares carrying, in aggregate, 30 per cent. or more of the voting rights in the Enlarged HBOS Issued Share Capital.

The Panel has agreed to waive any obligation on HM Treasury to make a general offer to HBOS Shareholders, subject to the approval of the HBOS Shareholders (excluding HM Treasury) of the Rule 9 Waiver Resolution (further information on which is set out in paragraph 8(b) of this Part 1) at the HBOS General Meeting.

The Rule 9 Waiver is being sought purely for technical reasons. It is a consequence of the relationship between the conditions of the Placing and Open Offer and the mechanics of the Scheme that the Open Offer Shares will be issued after dealings in HBOS Shares on the London Stock Exchange have been suspended but a short period before the Scheme becomes effective. The Rule 9 Waiver is therefore required to avoid any obligation on HM Treasury to make a general offer to HBOS Shareholders as a consequence of that circumstance.

Further information on the requirements for the Rule 9 Waiver is set out in paragraph 5 of Part 5 (*The Capital Raising*) of this document.

4. Lloyds TSB Placing and Open Offer

On 3 November 2008, Lloyds TSB published a shareholder circular which contained summary details of the Lloyds TSB Placing and Open Offer. The Lloyds TSB Placing and Open Offer comprises a proposed placing and open offer of approximately 2.6 billion Lloyds TSB Open Offer Shares at 173.3 pence per Lloyds TSB Open Offer Share, raising approximately £4.5 billion (before costs and expenses), and representing an 8.5 per cent. discount to Lloyds TSB's Closing Price on 10 October 2008. Eligible Lloyds TSB Shareholders will have the opportunity to claw back their proportionate entitlement to Lloyds TSB Open Offer Shares through the Lloyds TSB Open Offer and to apply for Lloyds TSB Shares in excess of that entitlement. HM Treasury has agreed that, to the extent the Lloyds TSB Shares are not taken up by eligible Lloyds TSB Shareholders or placed with placees and subject to the terms and conditions of its agreement with Lloyds TSB in relation to the Lloyds TSB Placing and Open Offer, it will acquire such Lloyds TSB Shares at the issue price of 173.3 pence. Lloyds TSB will seek approval from its shareholders of certain resolutions in respect of the Acquisition and the Lloyds TSB Placing and Open Offer at a general meeting expected to be held on 19 November 2008. It is expected that the Lloyds TSB Placing and Open Offer will run on the same timetable as the Placing and Open Offer.

Each of the Lloyds TSB Directors intends to take up his or her full entitlements in the Lloyds TSB Placing and Open Offer.

In addition, but conditional on the Lloyds TSB Placing and Open Offer having completed, Lloyds TSB also intends to issue to HM Treasury 1,000,000 Lloyds TSB HMT Preference Shares at an issue price of £1,000 per Lloyds TSB HMT Preference Share, to raise approximately £1 billion (before costs and expenses). Until the Enlarged Group HMT Preference Shares intended to be issued to HM Treasury (including those issued in exchange for the HMT Preference Shares pursuant to the HBOS Preference Share Scheme) are redeemed or repurchased in full, Lloyds TSB may not declare or pay any cash dividend on its ordinary share capital or effect a reduction of its ordinary share capital which involves a distribution to holders of Lloyds TSB Shares.

Lloyds TSB has stated that it intends, subject to prevailing market conditions and certain restrictions (including FSA approval), to repurchase in full any issued Enlarged Group HMT Preference Shares during 2009 so that these restrictions are removed and the Enlarged Group can resume the payment of cash dividends on its ordinary share capital.

5. Current trading

HBOS issued an interim management statement on 3 November 2008 commenting on trading since the interim results of the current financial year. This is set out in full in Part B of Part 9 (*Interim Management Statement 3 November 2008*) of this document, however, certain points are summarised below. You should read the interim management statement in full and not just rely on the summarised points set out below.

- HBOS is operating in difficult market conditions. Relative to 2007, in the nine months to the end of September 2008, profitability has been impacted by higher impairments, negative fair value adjustments to the Treasury Portfolio, the sale of BankWest and short term fluctuations in investment returns. However, despite higher funding costs, net interest income from banking businesses has increased and our Insurance & Investment business has made a good contribution. The HBOS Directors believe that this, together with tight cost control, demonstrates the strength of HBOS's core business.
- HBOS's capital ratios benefit from the proceeds of the HBOS Rights Issue and capitalisation of the interim dividend for 2008. As at 30 September 2008, HBOS's Tier 1 ratio was 8.1% and its Core Tier 1 ratio 6.0%.

While the credit environment will remain challenging, the HBOS Directors believe that HBOS's robust capital position, to be further enhanced by the injection of capital and liquidity facilitated by the UK Government, reinforces the Group to meet such challenges. HBOS's strong brands and leadership positions in UK Retail banking, its multi-brand approach and distribution strength in the insurance and investment markets and more selective approach to corporate and international markets, offer good growth opportunities when the current cycle turns. These opportunities will be further advanced if HBOS joins the Enlarged Group in January 2009, subject to shareholder and regulatory approvals.

6. Background to and reasons for the recommendation of the Acquisition and the Capital Raising

For over 15 months, the global dislocation in financial markets has resulted in exceptional instability and volatility, impacting on market, investor and customer confidence. This has had a profound effect on the banking sector generally, both in the UK and internationally, and on HBOS specifically. More recently, this dislocation in financial markets has been accompanied by a marked deterioration in economic conditions and outlook in the UK, and elsewhere. A number of major financial institutions around the world have failed, or come close to failure, and have needed to be "rescued" or supported by various means (including through direct governmental intervention).

Since the summer of 2007, it has become more difficult for banks, including HBOS, to raise funds in wholesale markets. Medium and long-term credit markets, including global securitisation markets, have not been operating effectively. This meant that funding sources for banks, including HBOS, became increasingly concentrated in the "short" end of the market.

In turn, this reluctance to lend led to a dislocation in the UK of the historically close link between LIBOR (the rate at which UK banks have traditionally lent to each other) and official base rates, significantly increasing banks' costs of borrowing. This impact was largely mirrored across international markets.

Pressures on the banking and financial services sectors continued into the first half of 2008, and were evident through increases in the cost of insurance against bank defaults, deteriorating economic prospects; increased concerns about counterparty credit risk, and sustained tight conditions in money markets, despite measures by central banks to enhance liquidity.

Institutional distress picked up markedly in late Summer 2008, illustrated by increasing concerns about the US mortgage finance agencies, Fannie Mae and Freddie Mac. On 7 September, both agencies were placed into conservatorship by the US Federal Housing Finance Agency and given access to capital and funding from the US Treasury, to avoid major dislocation in the US financial sector and the US economy as a whole.

The failure of Lehman Brothers in September 2008 caused a significant increase in market stress internationally, as counterparties took steps to limit their exposures to financial institutions. Lending maturities in the interbank markets shortened further. In the UK, three-month LIBOR spreads over official rates hit new market highs.

The additional strains resulting from the failure of Lehman Brothers had an immediate impact on HBOS, including significant share price weakness over the period 15 to 17 September 2008, a spike in the HBOS CDS spread and outflows of customer deposits.

As a result of these factors, HBOS sought to restore confidence and stability through negotiating the proposed transaction with Lloyds TSB, as announced on 18 September 2008. In agreeing the acquisition with Lloyds TSB, the HBOS Board sought to increase certainty for investors and customers and improve the stability of the business. The terms of the Acquisition were initially an exchange ratio of 0.83 of a New Lloyds TSB share for every 1 HBOS Share. Following a share placing for cash announced by Lloyds TSB on 19 September 2008, this exchange ratio was revised to 0.833 of a New Lloyds TSB Share for every 1 HBOS Share.

However, general turbulence in the markets continued, fuelled by increasing concerns about counterparty credit risk and rapidly worsening economic conditions in the UK and elsewhere. A range of interventions by national authorities and central banks failed to stem the tide of distress or restore inter-bank confidence.

Despite various institution-specific stability measures facilitated by governments around the world, market pressures on financial institutions continued to mount into October 2008, both in the UK and internationally. The HBOS share price continued to weaken as doubts were raised regarding the Acquisition proceeding and over HBOS's access to funding.

The UK Government decided that it would be appropriate for the UK banking sector to increase its level of capitalisation. This led to the UK Government announcing, on 8 October 2008, specific and comprehensive measures to ensure the stability of the UK financial system.

This broad range of measures is intended to ease both the cause and the symptoms of the current difficulties in the UK banking system, including the provision of liquidity and funding support to banks. This included a significant recapitalisation of the UK banking sector together with the introduction of a guarantee by HM Treasury in respect of future short and medium term debt issuance.

On 13 October 2008, as part of this co-ordinated package of capital and funding measures for the UK banking sector to be implemented by HM Treasury, the boards of HBOS and Lloyds TSB announced that they intended to participate in the Proposed Government Funding by committing to raise £11.5 billion of new capital to be raised by HBOS (consisting of £8.5 billion in ordinary shares and £3 billion in preference shares (before costs and expenses)) and £5.5 billion of new capital to be raised by Lloyds TSB (consisting of £4.5 billion in ordinary shares and £1 billion in preference shares (before costs and expenses)). The Capital Raising was made available to HBOS on condition that the Acquisition completed. While it is possible that the Proposed

Government Funding might be available in the event that the Acquisition does not complete there can be no certainty that this will be the case or as to the terms on which it might be available.

As a result of its commitment to strengthen further the HBOS Group's capital position, HBOS also secured access to the UK Government guarantee for short and medium term debt issuance.

Also on 13 October 2008, following confirmation from Lloyds TSB that, in the light of the scale of disruption in financial markets since 18 September 2008, as well as the deterioration in economic conditions and prospects, it would no longer be able to recommend to its shareholders the offer for HBOS on the terms announced on 18 September 2008, agreement was reached to revise the terms of the Acquisition to an exchange ratio of 0.605 of a Lloyds TSB Share for each HBOS Share. These revised terms also reflect the combined impact of the HBOS and Lloyds TSB capital raisings referred to above.

When considering this revised proposal, the HBOS Board also considered the option of continued independence. HBOS had faced considerable challenges obtaining funding from retail and wholesale markets. The HBOS Board's view is that, in current market conditions and against the backdrop of a worsening economic climate, continued independence is unlikely to provide the same degree of certainty which it is anticipated will arise from being part of the Enlarged Group. Furthermore, HBOS Shareholders would be deprived of the opportunity to benefit from the significant synergy opportunities expected by Lloyds TSB to be available to the Enlarged Group.

The terms of the proposed transaction give HBOS Shareholders the opportunity to acquire a stake in a merged group that has a strong franchise and considerable scope to generate significant synergies. The Enlarged Group is expected to have excellent breadth and balance, with good positions in Retail, Corporate Banking, SME Business Banking and Long Term Savings. It is expected that the Enlarged Group's substantial customer base will give it excellent access to reliable sources of funding for growth.

The HBOS Board also concluded that being part of the Enlarged Group should improve confidence in the business, increase its long-term creditworthiness, reduce over time its cost of funding and better position the business for success in the future. The Acquisition should also reduce uncertainty for HBOS Shareholders. An unaudited *pro forma* net assets statement of the Enlarged Group as at 30 June 2008, including capital ratios, is set out in Part 11 (*Unaudited Financial Information on the Enlarged Group*).

On 8 November 2008, the HBOS Board received a letter from Sir Peter Burt and Sir George Mathewson, setting out some of their personal reservations about the Acquisition and their wish that the HBOS Board should cease to support the Acquisition and appoint Sir Peter Burt as chairman of HBOS and Sir George Mathewson as chief executive of HBOS. On 10 November 2008, HBOS issued a statement setting out the text of a letter that the HBOS Board had sent to Sir Peter Burt and Sir George Mathewson in response. The response from HBOS stated that: the letter received did not describe any specific aspect whatsoever of an "alternative plan" or set out a value proposition for HBOS Shareholders; the letter did not address how the idea it set out would provide certainty or stability for HBOS and HBOS Shareholders and HBOS customers; the letter provided no assurance as to whether, and, if so, the terms on which, the UK Government would be prepared to recapitalise an independent HBOS under the leadership of the authors; the HBOS Board had unanimously concluded that the letter did not form a basis for further discussion; and the HBOS Board remained of the view that the Acquisition and the Capital Raising (together, the Recommended Transaction) was in the best interests of HBOS Shareholders.

The terms of the Recommended Transaction have been evaluated by the HBOS Board and its advisers, giving careful consideration to the ability of HBOS's business to operate efficiently in the current uncertain financial markets, and the significant risk represented by the possibility of further deterioration in economic conditions. It is the HBOS Board's view that, against that backdrop, it is in the long term interests of HBOS Shareholders to proceed with the Recommended Transaction. The HBOS Directors are of the view that the Recommended Transaction is the option that offers significantly greater certainty and better prospects for long term value creation for HBOS Shareholders, reflecting the significant synergies expected by Lloyds TSB to be available to the Enlarged Group. The HBOS Board believes that the Recommended Transaction is therefore in the best interests of HBOS and its shareholders as a whole.

7. Importance of voting

The HBOS Board unanimously recommends that shareholders vote in favour of the resolutions required to implement the Recommended Transaction.

It is important that all of the Resolutions are passed by the requisite majorities. This is because the Capital Raising and the Acquisition are interconditional and, together, they form the Recommended Transaction proposed and unanimously recommended by the HBOS Board.

If the Resolutions are not passed, none of the Acquisition, the Placing, the Open Offer or the HM Treasury Preference Share Subscription will proceed, and HBOS will be required to find alternative methods of increasing its capital base, and funding its business. On 11 October 2008 the FSA gave a preliminary indication to HBOS that if the Acquisition were not to occur, it would require HBOS to raise £12 billion of additional capital, made up of £9 billion of HBOS Shares and £3 billion of HBOS Preference Shares.

However, whilst HBOS would seek to raise additional new capital in those circumstances, there can be no certainty that the amount required would not be more than £12 billion or that HBOS would be able to successfully raise capital or as to the terms on which capital could be raised, including the terms of any participation by HM Treasury in any capital raising, or as to whether such fundraising would be on a pre-

emptive basis. There can also be no assurance that HBOS would be successful in increasing its capital to the levels required to qualify for access to the Proposed Government Funding arrangements or to satisfy the requirements of the FSA on an ongoing basis.

This could result in an increase in funding costs arising from any credit rating downgrades or increased reliance on Government supported liquidity schemes; contraction of HBOS's balance sheet; and a longer time horizon than the one contemplated by the Recommended Transaction for the resumption of any dividend payments on HBOS Shares. Any capital raising might also be more dilutive and is unlikely to be available within the same time period as the Recommended Transaction.

There can be no certainty as to sources of capital if the Resolutions are not passed. The HBOS Directors would expect the UK Government to take appropriate action consistent with the policy objectives set out in HM Treasury's announcement of 8 October 2008 on Financial Support to the Banking Industry, which are to ensure stability of the financial system, and to protect ordinary savers, depositors, businesses and borrowers. Such action may include the issuance to HM Treasury of HBOS Shares on a basis which could be more dilutive to HBOS Shareholders than the Placing and Open Offer and the issuance to HM Treasury of other securities on terms less economically advantageous and more restrictive than the HMT Preference Shares or the loss of independent or private sector status for HBOS. The occurrence of any such action may cause the value of HBOS Shares to decline substantially with negative implications for HBOS Shareholders.

8. The Meetings

(a) The Court Meeting

The resolution to be proposed at the Court Meeting will approve the Scheme.

Further information on the resolution to be proposed at the Court Meeting is contained in paragraph 9 of Part 2 (*Explanatory Statement in Connection with the Scheme*). The Scheme is set out in Part 16 (*The Scheme of Arrangement*).

(b) The HBOS General Meeting

Resolution 1 – Rule 9 Waiver Resolution

Resolution 1 has been proposed to approve the waiver of the potential obligation for HM Treasury to make a general offer to HBOS Shareholders under Rule 9 of the Takeover Code as a result of the Placing and Open Offer.

Resolution 2 – Capital Raising Resolution

Part (a) of Resolution 2 has been proposed to effect an increase in the authorised share capital of HBOS by the creation of new HBOS Shares (to be issued as part of the Placing and Open Offer) and an additional 3,000,000 preference shares of £1 each (to replace those preference shares issued to HM Treasury pursuant to the HM Treasury Preference Share Subscription).

Part (b) of Resolution 2 has been proposed to grant the HBOS Directors authority under Section 80 of the Companies Act 1985 to allot the new HBOS Shares and the new preference shares of £1 each created pursuant to part (a) of Resolution 2.

Part (c) of Resolution 2 has been proposed to approve the Capital Raising, to direct the HBOS Directors to implement the Capital Raising and to authorise the HBOS Directors to exercise all powers of HBOS to implement the Capital Raising.

Resolution 2 is conditional on Resolution 3 being passed. Further information on Resolution 2 is contained in paragraph 6 of Part 5 (*The Capital Raising*).

Resolution 3 – The Scheme Special Resolution

Resolution 3 has been proposed in order to implement the Scheme by, *inter alia*,: (i) the reclassification of the Scheme Shares; (ii) the reduction of HBOS's capital by cancellation of the Scheme Shares; (iii) the creation of New HBOS Shares to be issued to Lloyds TSB; and (iv) the amendment of the HBOS Articles.

Resolution 3 is conditional on the passing of the resolution to be proposed at the Court Meeting and on Resolution 2 being passed. Further information on the Scheme Special Resolution is contained in paragraph 9(b) of Part 2 (*Explanatory Statement in Connection With the Scheme*).

Resolutions 4 to 13 – The Preference Share Scheme Resolutions

Resolutions 4 to 13 relate to the implementation of the Preference Share Scheme by, *inter alia*: (i) the reduction of HBOS's capital by cancellation of the Preference Scheme Shares; (ii) the creation of New Preference Shares to be issued to Lloyds TSB; and (iii) the amendment of the HBOS Articles.

Resolutions 4 to 13 are conditional on Resolutions 2 and 3 being passed. Further information on the Preference Share Scheme Resolutions is contained in paragraph 14 of this Part 1 and in paragraph 6 of Part 5 (*HBOS Preference Share Scheme*).

9. Action to be taken

If you are a **HBOS Shareholder**, you will find enclosed with this document:

- a blue Form of Proxy for use in respect of the Court Meeting; and
- a white Form of Proxy for use in respect of the HBOS General Meeting.

If you are a **HBOSSA Participant, Halifax Share Dealing Account Participant or HBOS Share ISA Participant**, you will find enclosed with this document:

- a blue Form of Direction for use in respect of the Court Meeting; and
- a white Form of Direction for use in respect of the HBOS General Meeting.

If you are a **registered HBOS ADS Holder** you will find enclosed with this document:

- an ADS Voting Instruction Card.

If you are an indirect HBOS ADS Holder, you must rely on the voting procedures of the bank, broker or other financial institution through which your HBOS ADSs are held.

The Scheme will be approved at the Court Meeting if, *inter alia*, a majority in number representing not less than 75 per cent. in value of Scheme Shares held by the Scheme Shareholders present and voting, either in person or by proxy, vote in favour of the Scheme. It is particularly important that as many votes as possible are cast at the Court Meeting so that the Court may be satisfied that there is a fair representation of HBOS Shareholder opinion. You are therefore strongly urged to return your Forms of Proxy and/or Forms of Direction and/or ADS Voting Instruction Card as soon as possible and in any event by the dates set out below. The completion and return of a Form of Proxy will not prevent HBOS Shareholders from attending and voting in person at the Court Meeting or HBOS General Meeting, or any adjournment thereof, if they so wish. HBOSSA Participants, Halifax Share Dealing Account Participants and HBOS Share ISA Participants who wish to attend the Meetings and vote in person must return their Forms of Direction and indicate on each Form of Direction that they wish to attend so as to be appointed the proxy of the relevant HBOS Nominee.

(a) Return of Forms of Proxy by post or electronically

Whether or not you intend to attend the Court Meeting and/or the HBOS General Meeting, HBOS Shareholders are requested to please complete and sign both Forms of Proxy in accordance with the instructions printed thereon and return them either by post or, during normal business hours only, by hand to Computershare, PO Box 1912, The Pavilions, Bridgwater Road, Bristol BS3 9BR so as to be received as soon as possible and in any event **at least 48 hours before the time fixed for the relevant meeting** or any adjournment thereof. Forms of Proxy returned by fax or email will not be accepted.

As an alternative to completing and returning the printed Form of Proxy, you may submit either Form of Proxy electronically by accessing www.hbosplc.com/gm/onlinevoting. For security purposes, members will need to provide their Online Proxy Voting Pin (printed on the relevant Form of Proxy) and postcode to validate the submission of their Form of Proxy online.

If the blue Form of Proxy relating to the Court Meeting is not lodged by the relevant time, it may be handed to the Registrar on behalf of the Chairman of the Court Meeting at that meeting. However, in the case of the HBOS General Meeting, unless the white Form of Proxy is lodged **so as to be received by 10.10 a.m. on 10 December 2008** (or where the HBOS General Meeting is adjourned, at least 48 hours before the time fixed for the adjourned HBOS General Meeting) and in accordance with the instructions on the white Form of Proxy, it will be invalid.

Please note that, in relation to the blue Form of Proxy for the Court Meeting, your proxy may vote or abstain as he or she thinks fit on any modifications to the Scheme or any other business that may properly come before the Court Meeting, or any adjournment thereof, unless otherwise instructed by you. In relation to the white Form of Proxy for the HBOS General Meeting, if you do not give a specific voting instruction on the resolutions to be considered at the HBOS General Meeting by placing a mark in the appropriate box, your proxy will be free to vote or abstain in relation to the resolutions as he or she thinks fit. Unless you specifically instruct otherwise, your proxy may also vote or abstain as he or she thinks fit on any other business (including any amendments to the resolutions to be proposed at the HBOS General Meeting or any adjournment thereof) which may properly come before the HBOS General Meeting.

(b) Appointment of proxies through CREST

HBOS Shareholders who are CREST members and who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Court Meeting and the HBOS General Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a **CREST Proxy Instruction**) must be properly authenticated in accordance with Euroclear UK & Ireland's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or any amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted

so as to be received by Computershare (ID 3RA50) **not later than 48 hours before the time fixed for the Court Meeting or the HBOS General Meeting**, or any adjournment(s) thereof as the case may be. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Computershare is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

HBOS may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the CREST Regulations.

(c) Return of Forms of Direction by post or electronically

If your HBOS Shares are held in the HBOS Shareholder Account, the Halifax Share Dealing Account or the HBOS Share ISA, please complete and sign the enclosed Forms of Direction and return them in accordance with the instructions printed thereon as soon as possible, but in any event, so as to be received at Computershare, PO Box 1912, The Pavilions, Bridgwater Road, Bristol BS3 9BR at least 72 hours before the time fixed for the relevant meeting or any adjournment thereof. Forms of Direction returned by fax or email will not be accepted. Unless the blue or white Form of Direction is lodged **at least 72 hours before the time fixed for the relevant meeting** or any adjournment thereof, it will be treated as invalid. By completing and returning a Form of Direction, HBOSSA Participants, Halifax Share Dealing Account Participants or HBOS Share ISA Participants may either: (a) instruct the relevant HBOS Nominee to appoint a proxy (who may be the Chairman of the relevant meeting) to attend and vote on their behalf, or (b) request that Halifax Nominees Limited, HSDL Nominees Limited or Halifax Investment Services Limited (as appropriate) appoint them as proxy in order for them to attend and vote at the Meetings themselves. The blue Forms of Direction are for use in connection with the Court Meeting and the white Forms of Direction are for use in connection with the HBOS General Meeting.

As an alternative to completing and returning the printed Form of Direction, you may submit either Form of Direction electronically by accessing www.hbosplc.com/gm/onlinevoting. For security purposes, members will need to provide their Online Proxy Voting Pin (printed on the relevant Form of Direction and postcode to validate the submission of their Form of Direction online.

(d) Voting by HBOS ADS Holders

If you are a registered holder of HBOS ADSs, please complete and sign the enclosed ADS Voting Instruction Card in accordance with the instructions printed thereon and return it in the white postage-paid envelope provided (for use in the US only) to the HBOS Depositary at the appropriate address set forth on the ADS Voting Instruction Card as soon as possible and, in any event, so as to be received **no later than 5.00 p.m. (New York time) on 9 December 2008**. The nominee of the HBOS Depositary will endeavour to vote in accordance with your instructions.

If you hold your HBOS ADSs indirectly, you must rely on the procedures of the bank, broker or other financial institution through which you hold your HBOS ADSs if you wish to give voting instructions. Alternatively, if you wish to vote on the Scheme and/or attend the Meetings, you may present your HBOS ADSs to the HBOS Depositary for cancellation and receive (upon compliance with the HBOS Deposit Agreement, including payment of any depositary fees and any applicable taxes and governmental charges) delivery of the underlying HBOS Shares so as to become registered holders of such HBOS Shares prior to the Voting Record Time.

(e) HBOS shareholder helpline

If you have any questions relating to this document or the completion and return of the Forms of Proxy or Forms of Direction, please telephone the HBOS shareholder helpline on 0870 702 0102 (or, if you are calling from outside the United Kingdom, on +44 870 702 0102) between 8.30 a.m. and 5.30 p.m. (London time) on any Business Day. HBOS ISA Participants should call Halifax Investment Services Limited on 0870 6066417 (or, if you are calling from outside the United Kingdom, on +44 870 6066417) Calls cost 6 pence per minute plus network charges. For legal reasons, the HBOS shareholder helpline and/or Halifax Investment Services Limited will not be able to provide advice on the merits of the Scheme, the Acquisition or the Capital Raising, or give any financial or tax advice.

10. Implementation Agreement

Lloyds TSB and HBOS have entered into the Implementation Agreement which provides, *inter alia*, for the implementation of the Scheme and contains certain assurances and confirmations between the parties, including provisions to implement the Scheme on a timely basis and governing the conduct of the business of

the HBOS Group. Further details of the Implementation Agreement are set out in paragraph ... of Part 2 (*Explanatory Statement in connection with the Scheme*) of this document.

11. HBOS management and employees

Lloyds TSB has informed the HBOS Board that it attaches great importance to the skills and experience of the existing management and employees of the HBOS Group. Lloyds TSB has stated that the management structure of the Enlarged Group will be assembled from the combined skills and experience of the current Lloyds TSB and HBOS teams.

The Lloyds TSB Board has given assurances to the HBOS Board that the existing contractual employment rights of all employees of the HBOS Group will be fully safeguarded following completion of the Acquisition.

Lloyds TSB has stated that, whilst it believes that the combination of Lloyds TSB and HBOS will generally provide enhanced opportunities for employees of the Enlarged Group, there will inevitably be some rationalisation of the combined workforce as a result of the implementation of various cost synergies and operational efficiencies. Lloyds TSB has stated that consultation will take place with, among others, the recognised trade unions in respect of how this can best be achieved.

Andy Hornby and I, Dennis Stevenson, Chief Executive and Chairman respectively, will resign from the HBOS Board upon the Scheme becoming effective.

12. HBOS Share Schemes

Share options and share awards granted under the HBOS Share Schemes will be dealt with in accordance with the rules that govern them. Further information can be found in paragraph 11 of Part 2 (*Explanatory Statement in connection with the Scheme*) of this document and in paragraph 8 of Part 13 (*Additional Information*) of this document.

Details of how options and awards under the HBOS Share Schemes may be affected by the Placing and Open Offer can be found in paragraph 8 of Part 5 (*The Capital Raising*) of this document.

Holders of options and awards granted under the HBOS Share Schemes will also receive separate documentation in due course explaining the effect of the Acquisition and/or the Placing and Open Offer on their entitlements and the choices open to them.

13. Taxation

Your attention is drawn to paragraph 19 of Part 2 (*Explanatory Statement in connection with the Scheme*) of this document. **If you are in any doubt as to your tax position, or if you are subject to taxation in any jurisdiction other than the UK or the US, you should consult an appropriate independent professional adviser.**

14. HBOS Preference Share Scheme

In connection with the Acquisition, it is proposed, as announced on 14 November 2008, that each class of preference share issued by HBOS, including the HMT Preference Shares to be issued to HM Treasury, be exchanged for substantially equivalent preference shares to be issued by Lloyds TSB. It is proposed that this exchange be implemented by way of a separate scheme of arrangement, the HBOS Preference Share Scheme. The HBOS Preference Share Scheme will be conditional on, amongst other matters, the implementation of the Scheme. However, the Scheme is not conditional on implementation of the HBOS Preference Share Scheme.

Further details of the HBOS Preference Share Scheme, and the approvals sought at the HBOS General Meeting in relation thereto, are set out in Part 4 (*HBOS Preference Share Scheme*) of this document and in the HBOS Preference Share Scheme Document.

15. Overseas shareholders

Persons resident in, or citizens of, jurisdictions outside the United Kingdom should refer to paragraph 20 of Part 2 (*Explanatory Statement in connection with the Scheme*) of this document which contains important information in connection with the Acquisition relevant to them.

16. Recommendation

The HBOS Board, which has been so advised by Morgan Stanley and Dresdner Kleinwort, considers the terms of the Acquisition and the Rule 9 Waiver to be fair and reasonable and in the best interests of the HBOS Shareholders as a whole and the Capital Raising to be in the best interests of the HBOS Shareholders as a whole. In providing their advice, Morgan Stanley and Dresdner Kleinwort have taken into account the commercial assessments of the HBOS Board.

The HBOS Board believes that the terms of the Acquisition (including the Scheme), the Rule 9 Waiver and the Capital Raising (including the Placing and Open Offer and HM Treasury Preference Share Subscription) are in the best interests of HBOS Shareholders as a whole and unanimously recommends that HBOS Shareholders, HBOSSA Participants, Halifax Share Dealing Account Participants, HBOS Share ISA Participants and HBOS ADS Holders vote (or submit voting instructions) in favour of the resolutions to be proposed at the Court Meeting and the HBOS General Meeting, as each of the HBOS Directors have confirmed they intend to do in respect of their own beneficial

holdings which on 12 November 2008 (the latest practicable date prior to the posting of this document) amounted to 3,593,433 HBOS Shares, representing approximately 0.1 per cent. of the existing issued HBOS Shares.

Yours faithfully,

Dennis Stevenson
Chairman
HBOS plc

EXPLANATORY STATEMENT IN CONNECTION WITH THE SCHEME

(in compliance with section 897 of the Companies Act)

Morgan Stanley

Morgan Stanley & Co. Limited
25 Cabot Square
London E14 4QA

Dresdner Kleinwort

Dresdner Kleinwort Limited
30 Gresham Street
London EC2V 7PG

14 November 2008

To HBOS Shareholders, HBOSSA Participants, Halifax Share Dealing Account Participants, HBOS Share ISA Participants and HBOS ADS Holders and, for information only, to holders of options and awards granted under the HBOS Share Schemes and holders of HBOS Preference Shares

Dear Shareholder,

Recommended Acquisition by Lloyds TSB Group plc of HBOS plc

1. Introduction

On 18 September 2008, with the support of the UK Government, the boards of Lloyds TSB and HBOS announced that they had reached agreement on the terms of a recommended acquisition of HBOS by Lloyds TSB. The terms of the Acquisition were subsequently amended, as announced on 13 October 2008, at the same time as the announcement of the Capital Raising.

Your attention is drawn to the letter from the Chairman of HBOS set out in Part 1 (*Letter from the Chairman of HBOS plc*) of this document which forms part of the Explanatory Statement and which contains, amongst other things, the background to and reasons for the unanimous recommendation by the HBOS Board to HBOS Shareholders, HBOSSA Participants, Halifax Share Dealing Account Participants, HBOS Share ISA Participants and HBOS ADS Holders to vote (or submit voting instructions) in favour of the resolutions to approve and implement the Acquisition (including the Scheme) and the Capital Raising (including the Placing and Open Offer, Rule 9 Waiver and HM Treasury Preference Share Subscription) to be proposed at the Court Meeting and the HBOS General Meeting. Your attention is also drawn to the Lloyds TSB and Enlarged Group Risk Factors set out in Part 8 of this document.

Morgan Stanley and Dresdner Kleinwort are acting for HBOS in connection with the Acquisition and the Scheme. We have been authorised by the HBOS Board to write to you on its behalf to explain the terms of the Acquisition and the Scheme and to provide you with other relevant information.

Statements made or referred to in this letter which refer to Lloyds TSB's reasons for the Acquisition, to information concerning the business of the Lloyds TSB Group and to the intentions and expectations regarding the Lloyds TSB Group and the Enlarged Group, reflect the views of the Lloyds TSB Board. Statements made or referred to in this letter which refer to the background to the recommendation of the HBOS Board, to information concerning the business of the HBOS Group and to expectations regarding HBOS, reflect the views of the HBOS Board.

The terms of the Scheme are set out in full in Part 16 (*The Scheme of Arrangement*) of this document. Your attention is also drawn to the additional information set out in Part 13 (*Additional Information*) of this document and the other information set out in this document.

2. Summary of the terms of the Acquisition and the Scheme

The Acquisition is to be implemented by means of a scheme of arrangement between HBOS and the Scheme Shareholders under sections 895 to 899 of the Companies Act (although Lloyds TSB may, with the consent of the Panel, elect to effect the Acquisition by way of an Offer). The Acquisition will not be completed unless all the Conditions set out in Part 3 (*Conditions to the Implementation of the Scheme and the Acquisition*) of this document have been satisfied or, if permitted, waived, by the close of business (London time) on 28 February 2009, or such later date as (subject to the Takeover Code) HBOS and Lloyds TSB may agree and, if required, the Court may approve. The full terms of the Scheme are set out in Part 16 (*The Scheme of Arrangement*) of this document. Lloyds TSB has agreed to undertake to the Court to be bound by the terms of the Scheme.

The Acquisition is subject to anti-trust review in a number of jurisdictions, including (but not limited to) the United Kingdom and the United States. Following an intervention by the Secretary of State in relation to the UK antitrust review on public interest grounds (i.e. the stability of the UK financial system), the Secretary of State gave regulatory clearance to the Acquisition on 31 October 2008 after concluding that clearance is in

the public interest. Under the Implementation Agreement, Lloyds TSB and HBOS have agreed to co-operate to obtain all regulatory approvals as promptly as reasonably possible. Lloyds TSB and HBOS expect all remaining anti-trust clearances to have been obtained by mid-January 2009 and prior to the Effective Date.

Under the terms of the Scheme, and subject to the satisfaction or waiver (where permitted) of the Conditions and the further terms set out in this document, Scheme Shareholders (other than the Restricted Entities and certain Overseas Shareholders) will be entitled to receive New Lloyds TSB Shares in exchange for the cancellation of their HBOS Shares on the following basis:

for every 1 HBOS Share 0.605 of a New Lloyds TSB Share

On the basis set out above, HBOS ADS Holders will be entitled to receive New Lloyds TSB ADSs (each representing four new Lloyds TSB Shares) in exchange for the cancellation of their HBOS ADSs on the following basis:

for every 1 HBOS ADS 0.15125 of a New Lloyds TSB ADS

Based on the number of HBOS Shares and Lloyds TSB Shares in issue as at 12 November 2008 (being the last practicable date prior to the posting of this document), and assuming that none of the Qualifying Shareholders take up their entitlements to Open Offer Shares under the Open Offer, none of the Lloyds TSB Shareholders take up their entitlements to new Lloyds TSB Shares under the Lloyds TSB Open Offer and no other placees take up Open Offer Shares or Lloyds TSB Open Offer Shares, it is expected that existing Lloyds TSB Shareholders will own approximately 36.5 per cent. of the issued share capital of Lloyds TSB as enlarged by the Acquisition and the Lloyds TSB Placing and Open Offer, with existing HBOS Shareholders owning approximately 20 per cent. and HM Treasury owning approximately 43.5 per cent.

If HBOS Shareholders (in relation to the Placing and Open Offer) and Lloyds TSB Shareholders (in relation to the Lloyds TSB Placing and Open Offer) fully participate in the clawback arrangements under each offer, existing Lloyds TSB Shareholders will own approximately 52.4 per cent. of the issued share capital of Lloyds TSB as enlarged by the Acquisition and the Lloyds TSB Placing and Open Offer, existing HBOS Shareholders will own approximately 47.6 per cent. and HM Treasury will own 0.0 per cent.

Based on the Closing Price of 173.3 pence per Lloyds TSB Share on 12 November 2008 (being the last practicable date prior to the posting of this document) the Acquisition values each HBOS Share at 104.8 pence and the existing issued share capital of HBOS at approximately £5.7 billion.

These exchange ratios assume that HBOS has not undertaken a HBOS Share Capital Change and that Lloyds TSB has not undertaken a Lloyds TSB Share Capital Chance since 13 October 2008, being the date of the Revised Offer Announcement. In the event of a Lloyds TSB Share Capital Change and/or an HBOS Share Capital Change (as the case may be) after the date of this document but before the Effective Date, such adjustments shall be made to the Exchange Ratio as Merrill Lynch and UBS, on behalf of Lloyds TSB, and Morgan Stanley, on behalf of HBOS agree are fair and reasonable (and, if required, as the Court may approve) such that the Exchange Ratio is the same as it would have been had the relevant Lloyds TSB Share Capital Change and/or the relevant HBOS Share Capital Change (as the case may be) occurred immediately prior to the date of this document.

The New Lloyds TSB Shares and New Lloyds TSB ADSs to be issued and delivered as consideration under the Acquisition are described in paragraph 18 of this Part 2.

The HBOS Preference Shares are the subject of a separate Scheme of Arrangement, details of which are set out in paragraph 21 of this Part 2 below and in Part 4 (*HBOS Preference Share Scheme*).

No fractions of a New Lloyds TSB Share will be allotted to HBOS Shareholders. No fractions of a New Lloyds TSB ADS will be allotted to HBOS ADS Holders. Fractional entitlements to New Lloyds TSB Shares will be aggregated, issued to a nominee on behalf of the relevant HBOS Shareholders and sold in the market. The net proceeds of sale will be donated to ShareGift on behalf of the HBOS Shareholders entitled to them, unless HBOS Shareholders elect to receive their *pro rata* entitlement to such proceeds by ticking the appropriate box on the blue Form of Proxy or, if attending the Court Meeting in person, on the back of the Court Meeting attendance card and handing such attendance card to the Registrar at the Court Meeting. Fractional entitlements to New Lloyds TSB ADSs will be aggregated and sold in the market by the HBOS Depositary and the net proceeds, together with any *pro rata* entitlement of the HBOS Depositary to net proceeds from the sale of fractional entitlements to New Lloyds TSB Shares, distributed to holders of the HBOS ADSs entitled to them.

3. The Capital Raising

Your attention is drawn to paragraph 3 in Part 1 (*Letter from the Chairman of HBOS plc*) and to Part 5 (*The Capital Raising*) of this document in relation to the proposed Capital Raising.

You should be aware that the Capital Raising is conditional on all conditions to the Acquisition (other than certain conditions relating to the Reduction of Capital) being satisfied or (where permitted) waived. The Open Offer Shares issued pursuant to the Placing and Open Offer will be subject to the Scheme and it is expected that they will be cancelled in exchange for New Lloyds TSB Shares as part of the Acquisition on or about 16 January 2009.

The Exchange Ratio of 0.605 of a New Lloyds Share per HBOS Share (as announced in the Revised Offer Announcement) was agreed by the HBOS Board and the Lloyds TSB Board with reference to the £8.5 billion of new equity being raised by HBOS by the issue of 7,482,394,366 Open Offer Shares at 113.6 pence per

share through the Placing and Open Offer and £4.5 billion of new equity being raised by Lloyds TSB by the issue of approximately 2.6 billion new Lloyds TSB Shares at 173.3 pence per share pursuant to the Lloyds TSB Placing and Open Offer.

The HM Treasury Preference Share Subscription is conditional upon the Placing and Open Offer Agreement becoming unconditional in accordance with its terms. Once issued, the HMT Preference Shares will be subject to the HBOS Preference Share Scheme and, if approved by HM Treasury, cancelled in exchange for New Lloyds TSB Preference Shares in accordance with the HBOS Preference Share Scheme on the effective date of the HBOS Preference Share Scheme.

4. Financial effects of the Acquisition

The following shows, for illustrative purposes only and on the basis set out in the notes below, the financial effects on the capital value and the income for a holder of 1,000 HBOS Shares assuming the Scheme becomes effective, calculated on the basis of the Closing Price for an HBOS Share of 124.2 pence on 10 October 2008 (being the last Business Day prior to the Revised Offer Announcement).

Capital:

	Based on Closing Prices on 10 October 2008	*Based on Closing Prices on 7 November 2008*
	£	£
Market Value of 1,000 HBOS Shares	1,242	1,043
Pro Rata Subscription for 1,384 HBOS Shares[1]	1,572	1,572
Theoretical Value of 2,384 HBOS Shares	2,814	2,615
Theoretical Ex. Rights Value of 1,442 Lloyds TSB Shares[2] [3]	2,661	2,773
Increase / (Decrease)	(153)	158
This Represents an Increase / (Decrease) of	(5.4%)	6.0%

1 Assuming *pro rata* subscription in the Placing and Open Offer, rounded to the nearest share

2. Theoretical price per Lloyds TSB share taking account of the Acquisition and the Lloyds TSB Placing and Open Offer

3. Stated value includes fractional entitlements

Income:

As discussed in paragraphs 3(b) and 4 of Part 1 (*Letter from the Chairman of HBOS plc*), paragraph 4 of Part 5 (*The Capital Raising*) and paragraph 5 of Part 7 (*Further Information on Lloyds TSB*), neither HBOS or Lloyds TSB will pay a cash dividend in respect of the full year 2008. HBOS did not pay a cash interim dividend in 2008, instead issuing new shares by way of a capitalisation issue *in lieu*. Lloyds TSB has announced that it intends to issue shares by way of a capitalisation issue for the 2008 financial year at a level to be determined by the Lloyds TSB Board at the appropriate time.

At the time of HBOS' interim results on 31 July 2008, HBOS affirmed a target of around 40 per cent. of underlying profits attributable to HBOS Shareholders being distributed, and announced a 6.1 pence interim dividend payable in shares.

Due to the terms of the Enlarged Group HMT Preference Shares restricting cash dividends, as described in paragraph 5 of Part 7 (*Further Information on Lloyds TSB*), Lloyds TSB intends to repurchase in full the Enlarged Group HMT Preference Shares during 2009 so that the block on the payment of cash dividends on ordinary shares will be removed, subject to the consent of HM Treasury, prevailing market conditions, FSA approval and the availability of replacement Tier 1 capital.

The 2008 interim cash dividend paid by Lloyds TSB was 11.4 pence per share.

5. Effect of the Scheme on the interests of the HBOS Directors

The HBOS Directors have confirmed they they intend to vote in favour of the resolutions required to implement the Scheme to be proposed at the Court Meeting and the HBOS General Meeting in respect of their own beneficial holdings of HBOS Shares. On 12 November 2008 (the latest practicable date prior to the posting of this document), the HBOS Directors held in aggregate 3,593,433 HBOS Shares (representing, in aggregate, approximately 0.1 per cent. of the issued ordinary share capital of HBOS).

The names of the HBOS Directors and details of their interests in the share capital of HBOS and options over its shares are set out in paragraphs 2 and 6(a) of Part 13 (*Additional Information*) of this document. HBOS Shares held by HBOS Directors at the Scheme Record Time will be subject to the Scheme.

When considering the recommendation of the HBOS Board, you should be aware that the HBOS Directors and members of HBOS senior management have interests in the Acquisition which are different from, or in addition to, yours, as described in this paragraph, and in paragraph 6 of Part 13 (*Additional Information*) of this document.

Particulars of the service contracts (including termination provisions) and letters of appointment of the HBOS Directors are set out in paragraph 10 of Part 13 (*Additional Information*) of this document.

Certain HBOS Directors, in common with the other participants in the HBOS Share Schemes, will also be made proposals in respect of their options and awards under such share plans, to the extent that they become exercisable or vest (see paragraphs 6(a) and 9 of Part 13 (*Additional Information*) of this document).

Andy Hornby and Dennis Stevenson, Chief Executive and Chairman respectively, will resign from the HBOS Board upon the Scheme becoming effective.

Andy Hornby has agreed in principle to provide his services to Lloyds TSB on a consultancy basis to assist with integration-related matters. The appointment will commence when the Acquisition becomes effective and is terminable on one month's notice by either party. Mr Hornby's consultancy fee is £60,000 per month. The appointment will be reviewed after 3 months and monthly thereafter.

Save as referred to above, the effect of the Scheme on the interests of each HBOS Director does not differ from its effect on the like interests of any other Scheme Shareholder.

6. Information on HBOS and current trading

The HBOS Group is a diversified financial services group engaged in a range of banking, insurance, broking, financial services and finance-related activities throughout the United Kingdom and internationally (Europe, North America, Australia and Ireland). The HBOS Group's products and services can be categorised into the following business divisions:

- Retail;
- Corporate;
- Insurance & Investment;
- International; and
- Treasury & Asset Management.

HBOS issued an interim management statement on 3 November 2008 commenting on trading since the interim results of the current financial year. This is set out in full in Part B of Part 9 (*Interim Management Statement 3 November 2008*) of this document and certain points are summarised below:

- HBOS is operating in difficult market conditions. Relative to 2007, in the nine months to the end of September 2008, profitability has been impacted by higher impairments, negative fair value adjustments to the Treasury Portfolio, the sale of BankWest and short term fluctuations in investment returns. However, despite higher funding costs, net interest income from banking businesses has increased and HBOS's Insurance & Investment business has made a good contribution. The HBOS Directors believe that this, together with tight cost control, demonstrates the strength of HBOS's core business.
- HBOS's capital ratios benefit from the proceeds of the HBOS Rights Issue and capitalisation of the interim dividend for 2008. As at 30 September 2008, HBOS's Tier 1 ratio was 8.1% and its Core Tier 1 ratio 6.0%.
- While the credit environment will remain challenging, the HBOS Directors believe that HBOS's robust capital position, which is expected to be further enhanced by the injection of capital and liquidity facilitated by the UK Government, reinforces the Group to meet such challenges. HBOS's strong brands and leadership positions in UK Retail banking, its multi-brand approach and distribution strength in the insurance and investment markets and more selective approach to corporate and international markets, offer good growth opportunities when the current cycle turns. These opportunities will be further advanced if HBOS joins the Enlarged Group in January 2009, subject to shareholder and regulatory approvals.

Further information on HBOS is set out in Part 9 (*HBOS Group Interim Financial Statements and Interim Management Statement*) and Part 13 (*Additional Information*) of this document.

7. Information on Lloyds TSB

(a) Overview

The Lloyds TSB Group is a diversified UK based financial services group providing a wide range of banking and financial services, primarily in the UK, to personal and corporate customers. Its main business activities are retail, commercial and corporate banking, general insurance, and life, pensions and investment provision. For the six months ended 30 June 2008, Lloyds TSB had revenues of £4.6 billion and net income of £0.6 billion. As at 30 June 2008, Lloyds TSB had total assets of £367.8 billion and shareholders' equity of £10.8 billion. As at 30 June 2008, the risk asset ratios were 11.3 per cent. for total capital, 8.6 per cent. for Tier 1 capital and 6.2 per cent. for core Tier 1 capital.

The Lloyds TSB Group was formed in 1995 following the merger of Lloyds Bank and TSB Group plc, and comprises the Lloyds TSB brand, along with Cheltenham & Gloucester, one of the largest mortgage providers in the UK, and Scottish Widows, one of the UK's largest providers of life, pensions and investment products.

Lloyds TSB Group's activities are organised into three divisions: UK Retail Banking, Insurance and Investments and Wholesale and International Banking. Services provided by UK Retail Banking include the provision of banking and other financial services to personal customers, private banking and mortgages. Insurance and Investments offers life assurance, pensions and investment products, general insurance and fund management services. Wholesale and International Banking provides banking and related services for major UK and multinational corporates and financial institutions, and small and medium-sized UK businesses.

It also provides asset finance to personal and corporate customers, manages Lloyds TSB Group's activities in financial markets through its treasury function and provides banking and financial services overseas.

The operations of Lloyds TSB Group in the UK are conducted through over 1,980 branches of Lloyds TSB Bank, Lloyds TSB Scotland and Cheltenham & Gloucester. C&G is Lloyds TSB Group's specialist mortgage arranger. International business is conducted mainly in the US and continental Europe. Lloyds TSB Group's services in these countries are offered largely through branches of Lloyds TSB Bank. Lloyds TSB Group also offers offshore banking facilities in a number of countries.

(b) Current Trading, Trends and Prospects

Lloyds TSB issued an interim management statement on 3 November 2008 commenting on trading since the interim results of the current financial year. This is set out in full in paragraph 2(g) of Part 7 (*Further Information on Lloyds TSB*). However the highlights of the statement are summarised below:

(i) The Lloyds TSB Group continues to trade well and deliver good income growth from its relationship businesses in an immensely challenging period for financial services companies. However, the impact of market dislocation, insurance related volatility and higher impairments, particularly in Lloyds TSB's corporate lending portfolios, has led to a substantial reduction in statutory profit before tax in the first nine months of the year.

(ii) Excluding the impact of market dislocation and insurance related volatility, each division has achieved revenue growth in excess of cost growth.

(iii) The Lloyds TSB Group has continued to capture market share in a number of key areas, whilst improving new business product margins.

(iv) The Lloyds TSB Group has maintained its strong liquidity and funding position, with its wholesale funding maturity profile at a similar level to twelve months ago.

(v) The Lloyds TSB Group remains on track to deliver a good trading performance in 2008, notwithstanding the continued deterioration in the UK economic environment.

Against the backdrop of current economic uncertainty, the Lloyds TSB Board has confidence in the opportunities available to the Enlarged Group. The Lloyds TSB Directors believe that the Enlarged Group will be more competitive and will be better placed to create sustainable shareholder value than Lloyds TSB would on a standalone basis in what is now a materially more challenging market environment. The Lloyds TSB Directors therefore believe that the Enlarged Group will be strongly positioned for this new environment.

(c) Rationale for the Acquisition

During the recent period of intense change in the banking industry, all banks have been forced to scrutinise their business models, available capital and funding requirements and make important strategic decisions for the future. In the execution of its stated strategy, the Lloyds TSB Board has always sought innovative ways to enhance shareholder value, both organically as well as through mergers and acquisitions. In particular, the Lloyds TSB Board has long recognised the enormous value which it believes could be obtained from the potential combination of Lloyds TSB and HBOS.

The Lloyds TSB Board believes that its success in the UK has resulted in it being in a strong position relative to its peers with new and exciting opportunities to create value. Whilst HBOS has been significantly affected by recent challenging market conditions, including the deteriorating economic environment which has negatively impacted its funding model, the Lloyds TSB Directors believe that HBOS remains an excellent franchise with the potential to contribute substantial value to the Enlarged Group. HBOS has a significant retail customer base and leading savings, mortgage and bancassurance franchises. HBOS also has an international multi-brand presence in the retail and insurance and investment markets, alongside a sound corporate banking franchise. Like Lloyds TSB, HBOS has a successful focus on cost discipline.

The Lloyds TSB Directors believe Lloyds TSB and HBOS are highly complementary. In addition to the cost savings and increased competitive strength expected to be achieved through enhanced size and scale, the combination is expected to create the largest current account base with the strongest mortgage brand and largest retail savings base in the UK. The Enlarged Group is also expected to have excellent breadth and balance with good positions in Retail, Corporate Banking, SME Business Banking and Long Term Savings. The Lloyds TSB Directors believe that the Enlarged Group's substantial customer base will give it excellent access to reliable, low volatility, sources of funding for growth. On the asset side, the Enlarged Group's focus on relationship lending and on robust credit policies is expected to enable sustainable lending growth within its relationship-led customer businesses at relatively low risk.

The Lloyds TSB Directors believe that the Enlarged Group will also be more competitive and significantly better placed to create shareholder value in a rapidly evolving UK banking industry than Lloyds TSB would on a standalone basis, primarily given the Enlarged Group's greater size and market presence. The Placing and Open Offer and the Lloyds TSB Placing and Open Offer is designed to provide the Enlarged Group with significant capital strength and funding capabilities to meet the short-term challenges current markets present and support the longer-term prospects to create shareholder value. Lloyds TSB is establishing plans for the integration of HBOS's businesses to deliver synergies and long-term value for all stakeholders of the Enlarged Group.

Going forward, successful banks will need to have deep customer reach backed up by robust capital and liquidity positions, with liability growth coming principally from retail and commercial deposits and with asset

growth founded on the strongest possible credit risk management. They will also need class leading cost and capital efficiency to be economically profitable in a world where capital requirements are likely to be higher.

Both Lloyds TSB and HBOS are acknowledged leaders in efficiency and cost management. Even before actual synergies, the Lloyds TSB Directors believe the Enlarged Group will have one of the lowest cost:income ratios for financial institutions in the UK. Furthermore, the combined skills of the Enlarged Group in areas like lean management and straight-through processing is expected to allow the cost:income ratio to be reduced further over time whilst also further improving customer service. Allied to the Enlarged Group's combined focus on economic profit disciplines, this is expected to enable growth with high levels of profitability, even in a world of higher capital requirements.

Retail Banking

In Retail Banking, the Acquisition brings together two of the leading retailers in UK financial services, with strengths in customer relationship management, product design, branch sales processes and telephone and internet banking. The Lloyds TSB Directors believe that significant cost savings can be made by combining the networks and back offices of Lloyds TSB and HBOS whilst creating one of the largest and most effective retail franchises in the UK, enabling better access and service for customers. Future growth is expected to be driven from increased bank deposits, savings and investments. Allied to the Enlarged Group's strengths in savings and in wealth management, the Acquisition is expected to create the market leader in what is likely to be the fastest growing area of retail financial services.

Wholesale and International Banking

In wholesale and international banking, the combination of expertise and products across an enlarged distribution network and customer base is expected to generate material increases in revenues. Both Lloyds TSB and HBOS have focused on the attractive SME, commercial and mid-corporate segments. With the increasing sophistication of smaller and mid-sized companies' financial services needs, this is also expected to be a high growth area for the combined franchise. The Enlarged Group is expected to benefit from greater scale, closer segmentation and a broader range of products to grow its business. A focus on customer relationships, allied to strong credit risk management, is expected to deliver sustainable earnings growth from this business.

Insurance and Investments

The Lloyds TSB Directors believe that the Enlarged Group will have compelling propositions in General Insurance, Asset Management and Life, Pensions and Investment and that its customers will benefit from the deployment of best of breed products and efficient processes. Both Lloyds TSB and HBOS have well developed customer offerings in all three areas which will be combined to capture scale benefits whilst also providing enhanced product development and customer choice. There are also many complementary offerings expected to result from the Acquisition which are expected to provide bancassurance, IFA and institutional clients with a more wide ranging and improved service. The enlarged franchise is expected to build on its strong position and continue to provide good earnings growth.

Across the Enlarged Group, the Lloyds TSB Directors believe that the Proposed Government Funding will provide significant capital strength and funding capabilities to meet the challenges current markets present and support the creation of shareholder value. Lloyds TSB has a clear plan to integrate HBOS's business and deliver synergies and long-term value for all stakeholders of the Enlarged Group. Lloyds TSB expects that HM Treasury will, in accordance with its public statements, act as a value-oriented shareholder with regard to the strategic development of the Enlarged Group and the realisation of the significant expected cost synergies.

(d) Management and Employees of HBOS

Lloyds TSB attaches great importance to the skills and experience of the existing management and employees of HBOS. Lloyds TSB has stated that the management structure of the Enlarged Group will be assembled from the combined skills and experience of the current Lloyds TSB and HBOS teams.

The Lloyds TSB Board has given assurances to the HBOS Board that following the Acquisition becoming effective the existing contractual employment rights of all employees of the HBOS Group will be fully safeguarded.

Whilst Lloyds TSB believes that the combination with HBOS will generally provide enhanced opportunities for employees, there will inevitably be some rationalisation of the combined workforce as a result of the implementation of various cost synergies and operational efficiency initiatives and consultation will take place with, among others, the recognised trade unions in respect of how this can best be achieved.

Further information on Lloyds TSB is set out in Part 7 (*Further information on Lloyds* TSB), Part 10 (*Lloyds TSB Group Interim Financial Statements*) and Part 13 (*Additional Information*) of this document.

8. Structure of the Acquisition and the Scheme

(a) Introduction

The Acquisition is being effected by means of a scheme of arrangement under sections 895 to 899 of the Companies Act (although Lloyds TSB may, with the consent of the Panel, elect to effect the Acquisition by way of an Offer) between HBOS and the Scheme Shareholders, the provisions of which are set out in full in Part 16 (*The Scheme of Arrangement*) of this document. The procedure involves an application by HBOS to the Court to sanction the Scheme and to confirm the cancellation of all of the Scheme Shares. The reserve arising on cancellation of the Scheme Shares will be applied in paying up the New HBOS Shares to be issued

to Lloyds TSB, with the result that the Lloyds TSB Group will own the entire issued ordinary share capital of HBOS.

In consideration of the cancellation of their Scheme Shares, on terms that the reserve arising on such cancellation is applied in paying up the New HBOS Shares to be issued to Lloyds TSB, Scheme Shareholders (except the Restricted Entities) who are on the Register of Members at the Scheme Record Time will receive New Lloyds TSB Shares from Lloyds TSB credited as fully paid, on the basis described in paragraph 2 of this Part 2. The holders of HBOS ADSs will receive New Lloyds TSB ADSs on the basis set out in paragraph 2 of this Part 2.

The Restricted Entities are prohibited from receiving New Lloyds TSB Shares. To the extent that any Restricted Entity continues to hold HBOS Shares at the Scheme Record Time, the Scheme will include a reorganisation of the share capital of HBOS whereby, in accordance with the terms of the Scheme, the Scheme Shares held by all shareholders other than the Restricted Entities will be reclassified as A Ordinary Shares and the Scheme Shares held by the Restricted Entities will be reclassified as B Ordinary Shares. The share capital reorganisation will only take place at the time at which the Scheme Court Order is delivered to the Registrar of Companies, at which point the A Ordinary Shares will carry the right to receive New Lloyds TSB Shares on the basis set out in paragraph 2 of this Part 2 and the B Ordinary Shares will carry the right to receive cash equal to the average price obtained pursuant to the sale of entitlements of certain Overseas Shareholders to New Lloyds TSB Shares as described in paragraph 20 of this Part 2, or if no such sales are made, the average of the Closing Price for a New Lloyds TSB Share in the first three days of trading in such shares commencing on the Business Day following the Effective Date. On the subsequent registration of the Reduction Court Order by the Registrar of Companies, the A Ordinary Shares and the B Ordinary Shares will be cancelled and holders of A Ordinary Shares will receive New Lloyds TSB Shares and holders of B Ordinary Shares will receive cash. No temporary documents of title will be issued to HBOS Shareholders in respect of the A Ordinary Shares or the B Ordinary Shares. The Restricted Entities have consented (or it is expected that they will consent) in writing to be bound by the Scheme.

If for any reason the Scheme does not become effective, the share capital reorganisation described above will be reversed and HBOS Shareholders will retain their current holdings of HBOS Shares and any Open Offer Shares which they have taken up. In such circumstances, HBOS has covenanted to HM Treasury to apply to the UK Listing Authority for the Open Offer Shares and the HMT Preference Shares to be listed on the Official List and to the London Stock Exchange for the Open Offer Shares and the HMT Preference Shares to be admitted to trading on the London Stock Exchange's main market for listed securities.

The Acquisition will only be completed if all of the Conditions, as further described in paragraph 15 of this Part 2 and in Part 3 (*Conditions to the Implementation of the Scheme and the Acquisition*) of this document, have been satisfied or, if permitted, waived.

(b) The Meetings

To become effective, the Scheme requires the approval by Scheme Shareholders (excluding the Restricted Entities) at the Court Meeting and HBOS Shareholders at the HBOS General Meeting, both of which will be held on 12 December 2008 at The NEC Birmingham, B40 1NT. The Court Meeting will be held at the direction of the Court to seek the approval of the Scheme by the Scheme Shareholders.

The Acquisition is also conditional upon the approval of the Lloyds TSB Shareholders at the Lloyds TSB General Meeting.

(c) The Court Hearings

Under the Companies Act, the Scheme also requires the sanction of the Court. There will be two Court Hearings following the Court Meeting and the HBOS General Meeting. The Scheme Court Hearing will be held to sanction the Scheme and is expected to be held on 12 January 2009. The Reduction Court Hearing will be held to confirm the Capital Reduction and is expected to be held on 16 January 2009. Lloyds TSB has confirmed that it will be represented by counsel at the Scheme Court Hearing so as to consent to the Scheme and to undertake to the Court to be bound thereby.

The existence of the petition to sanction the Scheme will be advertised in the Scotsman, the Edinburgh Gazette and the Financial Times (UK and International editions) at least 21 days before the date of the Scheme Court Hearing. Before sanctioning the Scheme, the Court will remit to a reporter to enquire into the facts and circumstances of the petition and the Scheme and to provide a report to the Court for its consideration.

(d) Objections

Any HBOS Shareholder, HBOS ADS Holder or other person who considers that he or she has an interest in the Scheme (each an "**Interested Party**") and who is concerned that the Scheme may adversely affect him or her is entitled to seek to be heard by the Court, as explained below.

If an Interested Party wishes to object to the Scheme or raise concerns in relation to it with the Court and, in either case, to appear at the Scheme Court Hearing, he or she should seek independent legal advice and lodge written answers to the petition with the Court at Parliament House, Parliament Square, Edinburgh EH1 1RQ within 21 days of the publication of the advertisement of the petition (which is currently expected to be 16 December 2008) and pay the required fee. Written answers are a formal court document which must comply with the rules of Court and are normally prepared by Scottish counsel.

The Court may consider written objections which are not in the form of written answers and/or allow an Interested Party who has not lodged written answers to appear at the Scheme Court Hearing, as the Court has done in similar recent situations. Each Interested Party should note, however, that the decision to do so is entirely at the discretion of the Court, and that the Court may require an Interested Party to lodge written answers in order to raise objections to the Scheme and/or appear at the Scheme Court Hearing.

(e) Modifications to the Scheme

The Scheme contains a provision for HBOS and Lloyds TSB jointly to consent (on behalf of all persons affected) to any modification of, or addition to, the Scheme or to any condition approved or imposed by the Court. The Court would be unlikely to approve any modification of, or additions to, or impose a condition to the Scheme which would be material to the interests of Scheme Shareholders unless Scheme Shareholders were informed of any such modification, addition or condition. It would also be a matter for the Court to decide, in its discretion, whether or not a further meeting of Scheme Shareholders should be held in these circumstances. Similarly, if a modification, addition or condition is put forward which, in the opinion of the HBOS Directors, is of such a nature or importance that it requires the consent of Scheme Shareholders, the HBOS Directors will not take the necessary steps to enable the Scheme to become effective unless and until such consent is obtained.

Any such modification or addition will also require the consent of the Panel.

(f) Scheme becoming effective

Once the necessary approvals from the HBOS Shareholders and Lloyds TSB Shareholders have been obtained and the other Conditions have been satisfied or (where permitted) waived, the Scheme will become effective upon sanction of the Scheme and confirmation of the Capital Reduction by the Court and registration of the relevant Court Orders by the Registrar of Companies.

Upon the Scheme becoming effective, it will be binding on all Scheme Shareholders and, through the HBOS Nominees, on all HBOSSA Participants, Halifax Share Dealing Account Participants and HBOS Share ISA Participants and, through the HBOS Depositary, on all HBOS ADS Holders, irrespective of whether or not, being entitled to do so, they attended or voted at the Court Meeting or the HBOS General Meeting.

9. The Court Meeting and the HBOS General Meeting

Notices of the Court Meeting and the HBOS General Meeting are set out in Part 17 *(Notice of Court Meeting)* and Part 18 *(Notice of HBOS General Meeting)*, respectively, of this document. Only HBOS Shareholders entered on the Register of Members at the Voting Record Time will be entitled to attend and vote at the relevant meetings in respect of the number of HBOS Shares registered in their name at that time.

In addition to the information below, the attention of HBOSSA Participants, Halifax Share Dealing Account Participants and HBOS Share ISA Participants, and HBOS ADS Holders, is drawn to paragraphs 16 and 17 respectively of this Part 2.

(a) The Court Meeting

The Court Meeting has been convened at the direction of the Court for 10 a.m. (London time) on 12 December 2008 at The NEC Birmingham, B40 1NT to enable the Scheme Shareholders (excluding the Restricted Entities) to consider and, if thought fit, approve the Scheme. At the Court Meeting, voting will be by way of a poll and each Scheme Shareholder (excluding the Restricted Entities) present in person or by proxy will be entitled to one vote for each Scheme Share held. The approval required at the Court Meeting is that those Scheme Shareholders voting in favour of the Scheme must:

(i) represent a majority in number of those Scheme Shareholders present and voting in person or by proxy; and

(ii) represent at least 75 per cent. in value of the Scheme Shares held by those Scheme Shareholders present and voting in person or by proxy.

In determining (i) above, all Scheme Shareholders count equally, regardless of how many Scheme Shares they hold. Therefore, as the HBOS Nominees are the registered holders of HBOS Shares held in the HBOS Shareholder Account, the Halifax Share Dealing Account and the HBOS Share ISA respectively, and as the HBOS Depositary is the registered holder of all HBOS Shares which underlie the HBOS ADSs, votes cast in favour of the Scheme by each HBOS Nominee and by the HBOS Depositary (or other person acting as their proxy) will represent only one vote in number for each HBOS Nominee and the HBOS Depositary, and votes cast against the Scheme by each HBOS Nominee and by the HBOS Depositary (or other person acting as their proxy) will represent one vote in number for each HBOS Nominee and the HBOS Depositary. The number of HBOSSA Participants, Halifax Share Dealing Account Participants, HBOS Share ISA Participants and HBOS ADS Holders who direct how Scheme Shares are voted does not count in determining (i) above. In determining (ii) above, however, every vote cast by each HBOS Nominee and the HBOS Depositary (or other person acting as their proxy) in respect of a Scheme Share will count in value.

HBOSSA Participants, Halifax Share Dealing Account Participants and HBOS Share ISA Participants should note that under the Companies Act only the registered holder has the direct right to attend and vote at the Court Meeting. These do not affect your rights under the terms and conditions of the HBOS Shareholder Account, Halifax Share Dealing Account or HBOS ISA (as appropriate) to lodge an instruction for the relevant HBOS Nominee to vote on your behalf and to arrange for you to attend the meeting as the relevant HBOS

Nominee's proxy. They do mean, however, that your vote, or your presence at the Court Meeting as the proxy of the relevant HBOS Nominee, cannot be counted towards satisfying (i) above. **HBOSSA Participants, Halifax Share Dealing Account Participants and HBOS Share ISA Participants wishing to have their vote counted in determining (i) above may withdraw their HBOS Shares from the HBOS Shareholder Account, Halifax Share Dealing Account or HBOS ISA, as appropriate, (in accordance with its terms and conditions) so as to become registered holders of HBOS Shares prior to the Voting Record Time. In order to do this please contact the Registrar to request the appropriate form for completion. Participants should ensure their duly completed form reaches the Registrar by 1 December 2008 to allow for adequate time to complete this process and so that they will be eligible to vote as a registered shareholder.**

HBOS ADS Holders who want their vote to count in determining (i) above may present their HBOS ADSs to the HBOS Depositary for cancellation and receive (upon compliance with the terms of the HBOS Deposit Agreement, including payment of the HBOS Depositary's fees and any applicable taxes and governmental charges) delivery of their HBOS Shares so as to become registered holders of HBOS Shares prior to the Voting Record Time.

Due to the length of time anticipated to be required to calculate the result of the poll, the result of the poll may not be announced at the Court Meeting. The result of the poll at the Court Meeting will be publicly announced via a Regulatory Information Service as soon as is practicable after it is known and, in any event, by no later than 8.00 a.m. on the Business Day following the meeting.

It is important that as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of HBOS Shareholder opinion.

(b) The HBOS General Meeting

The HBOS General Meeting has been convened for 10:10 a.m. (London time) on 12 December 2008, or as soon thereafter as the Court Meeting shall have concluded or been adjourned, at The NEC Birmingham, B40 1NT to enable HBOS Shareholders to, *inter alia*, consider and, if thought fit, approve the Scheme Special Resolution. The Scheme Special Resolution will enable the Scheme to be implemented by, among other things:

(i) reducing the capital of HBOS by cancelling and extinguishing the Scheme Shares;

(ii) increasing the authorised share capital of HBOS to its former amount by the creation of such number of New HBOS Shares as is equal to the number of Scheme Shares, such New HBOS Shares to have the same rights as the Scheme Shares;

(iii) capitalising the reserve arising in the books of HBOS as a result of the reduction of capital and applying it to pay up in full at par all the New HBOS Shares, referred to in (ii) above, which shall be allotted and issued, credited as fully paid up, to Lloyds TSB (or its nominee(s));

(iv) giving the directors of HBOS the power to allot such New HBOS Shares; and

(v) amending the HBOS Articles for the purpose described below.

If passed by the requisite majority, the Scheme Special Resolution will amend the HBOS Articles to ensure that any HBOS Shares issued or transferred under the HBOS Share Schemes, pursuant to the Placing and Open Offer or otherwise after the Voting Record Time and before the Scheme Record Time, will be subject to and bound by the Scheme. The amendment will also ensure that any HBOS Shares issued to any person (other than a member of the Lloyds TSB Group) after the Scheme Record Time will be automatically transferred to Lloyds TSB in consideration for the delivery of Lloyds TSB Shares by Lloyds TSB on a basis which reflects the terms of the Acquisition, except that in such circumstances the Lloyds TSB Shares delivered may be existing Lloyds TSB Shares held in treasury by Lloyds TSB. These amendments are designed to avoid any person (other than Lloyds TSB, any member of the Lloyds TSB Group which beneficially owns HBOS Shares or their nominees) holding HBOS Shares after the Effective Date. The proposed changes to the HBOS Articles are set out in Part 18 (*Notice of HBOS General Meeting*) of this document.

For the purposes of implementing the Scheme, at the HBOS General Meeting, HBOS Shareholders will be asked to authorise the re-classification of one authorised but unissued HBOS Share as a Deferred Share and the issue and allotment to Lloyds TSB of such Deferred Share. This Deferred Share will be subscribed for by Lloyds TSB for a subscription price of 25 pence payable in cash. By Lloyds TSB acquiring the Deferred Share prior to the Effective Date, there will be no requirement under section 103 of the Companies Act 1985 for an independent valuation of the New HBOS Shares to be allotted to Lloyds TSB under the Scheme.

The approval required to pass the Scheme Special Resolution at the HBOS General Meeting is not less than 75 per cent. of the votes cast. Voting will be on a poll instead of by a show of hands and those present in person or by proxy will be entitled to one vote for each HBOS Share held by them.

Due to the length of time anticipated to be required to calculate the result of the poll, the result of the poll may not be announced at the HBOS General Meeting. The result of the poll at the HBOS General Meeting will be publicly announced via a Regulatory Information Service as soon as is practicable after it is known and, in any event, by no later than 8.00 a.m. on the Business Day following the meeting.

Further information on the other resolutions proposed at the HBOS General Meeting in connection with the Capital Raising, is set out in Part 5 (*The Capital Raising*) of this document.

16. Action to be taken

If you are an **HBOS Shareholder**, you will find enclosed with this document:

- a blue Form of Proxy for use in respect of the Court Meeting; and
- a white Form of Proxy for use in respect of the HBOS General Meeting.

If you are an **HBOSSA Participant, Halifax Share Dealing Account Participant or HBOS Share ISA Participant,** you will find enclosed with this document:

- a blue Form of Direction for use in respect of the Court Meeting; and
- a white Form of Direction for use in respect of the HBOS General Meeting.

If you are a registered **HBOS ADS Holder**, you will find enclosed with this document an ADS Voting Instruction Card

If you are an indirect HBOS ADS Holder, you must rely on the voting procedures of the bank, broker or other financial institution through which your HBOS ADSs are held.

It is particularly important that as many votes as possible are cast at the Court Meeting so that the Court may be satisfied that there is a fair representation of HBOS Shareholder opinion. You are therefore strongly urged to return your Forms of Proxy and/or Forms of Direction and/or ADS Voting Instruction Card as soon as possible and in any event by the dates set out below. The completion and return of a Form of Proxy will not prevent HBOS Shareholders from attending and voting in person at the Court Meeting or HBOS General Meeting, or any adjournment thereof, if they so wish HBOSSA Participants, Halifax Share Dealing Account Participants and HBOS Share ISA Participants who wish to attend the Meetings and vote in person must return their Forms of Direction and indicate on each Form of Direction that they wish to attend so as to be appointed the proxy of the relevant HBOS Nominee.

(a) Return of Forms of Proxy by post or electronically

Whether or not you intend to attend the Court Meeting and the HBOS General Meeting, please complete and sign both Forms of Proxy in accordance with the instructions printed thereon and return them either by post or, during normal business hours only, by hand to Computershare Investor Services PLC, PO Box 1912, The Pavilions, Bridgwater Road, Bristol BS3 9BR so as to be received as soon as possible and in any event at least **48 hours before the time fixed for the relevant meeting** or any adjournment thereof. Forms of Proxy returned by fax or email will not be accepted.

As an alternative to completing and returning the printed Form of Proxy, you may submit either Form of Proxy electronically by accessing www.hbosplc.com/gm/onlinevoting. For security purposes, members will need to provide their Online Proxy Voting Pin (printed on the relevant Form of Proxy) and postcode to validate the submission of their Form of Proxy online.

If the blue Form of Proxy relating to the Court Meeting is not lodged by the relevant time, it may be handed to the Registrar, on behalf of the Chairman of the Court Meeting, at that meeting. However, in the case of the HBOS General Meeting, unless the white Form of Proxy is lodged so as to be received by 10.10 a.m. on 10 December 2008 (or where the HBOS General Meeting is adjourned, at least 48 hours before the time fixed for the adjourned HBOS General Meeting) and in accordance with the instructions on the white Form of Proxy, it will be invalid.

Please note that, in relation to the blue Form of Proxy for the Court Meeting, your proxy may vote or abstain as he or she thinks fit on any modifications to the Scheme or any other business that may properly come before the Court Meeting, or any adjournment thereof, unless otherwise instructed by you. In relation to the white Form of Proxy for the HBOS General Meeting, if you do not give a specific voting instruction on the resolutions to be considered at the HBOS General Meeting by placing a mark in the appropriate box, your proxy will be free to vote or abstain in relation to the resolutions as he or she thinks fit. Unless you specifically instruct otherwise, your proxy may also vote or abstain as he or she thinks fit on any other business (including any amendments to the resolutions to be proposed at the HBOS General Meeting or any adjournment thereof) which may properly come before the HBOS General Meeting.

(b) Appointment of proxies through CREST

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Court Meeting and the HBOS General Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a **"CREST Proxy Instruction"**) must be properly authenticated in accordance with Euroclear UK & Ireland's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or any amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare (ID 3RA50) **not later than 48 hours before the time fixed for the Court Meeting or the HBOS General Meeting**, as the case may be. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Computershare is able to retrieve the message by enquiry to CREST in

the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

HBOS may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the CREST Regulations.

(c) Return of Forms of Direction by post or electronically

If your HBOS Shares are held in the HBOS Shareholder Account, the Halifax Share Dealing Account or the HBOS Share ISA, please complete and sign the enclosed Forms of Direction and return them in accordance with the instructions printed thereon as soon as possible, but in any event, so as to be received at Computershare Investor Services PLC, PO Box 1912, The Pavilions, Bridgwater Road, Bristol BS3 9BR **at least 72 hours before the time fixed for the relevant meeting** or any adjournment thereof. Forms of Direction returned by fax or email will not be accepted. Unless the blue or white Form of Direction is lodged at least 72 hours before the time fixed for the relevant meeting or any adjournment thereof, it will be treated as invalid. By completing and returning a Form of Direction, HBOSSA Participants, Halifax Share Dealing Account Participants or HBOS Share ISA Participants may either: (a) instruct the relevant HBOS Nominee to appoint a proxy (who may be the Chairman of the relevant meeting) to attend and vote on their behalf, or (b) request that Halifax Nominees Limited, HSDL Nominees Limited or Halifax Investment Services Limited (as appropriate) appoint them as proxy in order for them to attend and vote at the Meetings themselves. The blue Forms of Direction are for use in connection with the Court Meeting and the white Forms of Direction are for use in connection with the HBOS General Meeting.

As an alternative to completing and returning the printed Form of Direction, you may submit either Form of Direction electronically by accessing www.hbosplc.com/gm/onlinevoting. For security purposes, members will need to provide their Online Proxy Voting Pin (printed on the relevant Form of Direction) and postcode to validate the submission of their Form of Direction online.

(d) Voting by HBOS ADS Holders

If you are a registered holder of HBOS ADSs, please complete and sign the enclosed ADS Voting Instruction Card in accordance with the instructions printed thereon and return it in the white postage-paid envelope provided (for use in the US only) to the HBOS Depositary at the appropriate address set forth on the ADS Voting Instruction Card as soon as possible and, in any event, so as to be received **no later than 5.00 p.m. (New York time) on 9 December 2008**. The nominee of the HBOS Depositary will endeavour to vote in accordance with your instructions.

If you hold your HBOS ADSs indirectly, you must rely on the procedures of the bank, broker or other financial institution through which you hold your HBOS ADSs if you wish to give voting instructions. Alternatively, if you wish to vote on the Scheme and/or attend the Meetings, you may present your HBOS ADSs to the HBOS Depositary for cancellation and receive (subject to compliance with the HBOS Deposit Agreement, including payment of any depositary fees and any applicable taxes and governmental charges) delivery of the underlying HBOS Shares so as to become registered holders of such HBOS Shares prior to the Voting Record Time.

(e) HBOS shareholder helpline

If you have any questions relating to this document or the completion and return of the Forms of Proxy or Forms of Direction, please telephone the HBOS shareholder helpline on 0870 702 0102 (or, if you are calling from outside the United Kingdom, on +44 870 702 0102) between 8.30 a.m. and 5.30 p.m. (London time) on any Business Day. HBOS ISA Participants should call Halifax Investment Services Limited on 0870 606417 (or, if you are calling from outside the United Kingdom, on +44 870 606 6417). Calls cost 6 pence per minute plus network charges. For legal reasons, the HBOS shareholder helpline and/or Halifax Investment Services Limited will not be able to provide advice on the merits of the Scheme, the Acquisition or the Capital Raising, or give any financial or tax advice.

11. HBOS Share Schemes

The terms of the Scheme, if approved by the HBOS Shareholders and the Court, will bind all HBOS Shareholders (including holders of HBOS Shares issued before the Scheme Record Time upon the exercise of options or the vesting of awards granted under the HBOS Share Schemes).

Options and awards granted and outstanding under the HBOS Share Schemes are further referred to in paragraph 9 of Part 13 (*Additional Information*) of this document. Participants in the HBOS Share Schemes will be notified separately of the impact of the Scheme on them.

Following the Scheme becoming effective, no further grants of options or awards over HBOS Shares will be made under the HBOS Share Schemes.

As the Scheme will apply only to HBOS Shares in issue at the Scheme Record Time, it is proposed to amend the HBOS Articles at the HBOS General Meeting to provide that, if the Acquisition completes, any HBOS Shares issued after the Scheme Record Time will be automatically transferred to Lloyds TSB in exchange for the delivery of Lloyds TSB Shares by Lloyds TSB on a basis which reflects the terms of the Acquisition. Consequently, participants in the HBOS Share Schemes who acquire HBOS Shares on the exercise of options or the vesting of awards after the Scheme Record Time, will receive Lloyds TSB Shares from Lloyds TSB in the same ratio as under the Scheme.

12. Listings, dealings and settlement

(a) Listing and dealings

Lloyds TSB Shares are listed on the Official List and are admitted to trading on the London Stock Exchange. The New Lloyds TSB Shares will be issued on the Effective Date. Application will be made to the UK Listing Authority for the New Lloyds TSB Shares to be admitted to the Official List and to the London Stock Exchange for the New Lloyds TSB Shares to be admitted to trading on the London Stock Exchange's main market for listed securities. It is expected that Admission will become effective and that dealings, for normal settlement, will commence at 8.00 a.m. on the Business Day after the Effective Date which, subject to the sanction of the Scheme and the associated reduction of capital by the Court, the delivery of the Court Orders and registration of the Reduction Court Order by the Registrar of Companies and the satisfaction (or waiver) of the Conditions, is expected to be on 19 January 2009.

Lloyds TSB Shares are listed on the NYSE in the form of Lloyds TSB ADSs. Applications will be made for the New Lloyds TSB Shares to be listed for trading on the NYSE in the form of Lloyds TSB ADSs.

It is expected that dealings in HBOS Shares on the London Stock Exchange will be suspended with effect from 6.00 p.m. (London time) on 14 January 2009, the Business Day before the Reorganisation Record Time. Prior to the Scheme becoming effective, applications will be made to the UK Listing Authority for the listing of the HBOS Shares on the Official List to be cancelled and to the London Stock Exchange for the HBOS Shares to cease to be admitted to trading on the London Stock Exchange's market for listed securities with effect from 8.00 a.m. (London time) on the Business Day following the Effective Date. The final time and date for dealings in HBOS ADSs is expected to be 5.00 p.m. (New York time) on 14 January 2009, the Business Day before the Reorganisation Record Time.

(b) Settlement

Subject to the Scheme becoming effective, settlement of any New Lloyds TSB Shares to which HBOS Shareholders are entitled under the Scheme and New Lloyds TSB ADSs to which HBOS ADS Holders are entitled under the Scheme (except as provided in paragraph 20 of this Part 2 in relation to certain Overseas Shareholders) will be effected in the following manner:

(i) HBOS Shares held in uncertificated form through CREST

Where, at the Scheme Record Time, an HBOS Shareholder holds HBOS Shares in uncertificated form, the New Lloyds TSB Shares to which they are entitled, will be issued to Uncertificated Holders in uncertificated form through CREST to the account under the same participant ID and member account as the Uncertificated Holder has at the Scheme Record Time. The net proceeds of sale of any fractional entitlements to which the Uncertificated Holder is entitled (if any) pursuant to the Scheme will be donated to ShareGift on behalf of the Uncertificated Holder so entitled to them, unless that Uncertificated Holder elects to receive their *pro rata* entitlement to such proceeds by ticking the appropriate box on the blue Form of Proxy or, if attending the Court Meeting in person, on the back of the Court Meeting attendance card and handing such attendance card to the Registrar at the Court Meeting.

As from the Scheme Record Time, each holding of HBOS Shares credited to any stock account in CREST will be disabled.

Lloyds TSB reserves the right to issue the New Lloyds TSB Shares referred to in this paragraph to all or any HBOS Shareholders who hold HBOS Shares in uncertificated form at the Scheme Record Time in certificated form in the manner referred to below if, for any reason, it is not able or considers it undesirable to effect settlement in accordance with this paragraph.

(ii) HBOS Shares held in certificated form

Where, at the Scheme Record Time, an HBOS Shareholder holds HBOS Shares in certificated form, the New Lloyds TSB Shares, to which they are entitled, will be issued to Certificated Holders in certificated form. Definitive certificates for New Lloyds TSB Shares will be despatched by first class post, airmail if overseas, (or such other method as may be approved by the Panel and the UK Listing Authority) to the address appearing in the register of members of HBOS at the Scheme Record Time (or, in the case of joint holders, to the holder whose name appears first in such register in respect of the joint holding concerned) or in accordance with any applicable special instructions received by Computershare regarding communications prior to the Scheme Record Time. Definitive certificates will be issued as soon as practicable and no later than 14 days after the Scheme Effective Date. The net proceeds of the sale of any fractional entitlements to which such a Certificated Holder is entitled (if any) pursuant to the terms of the Scheme will be donated to ShareGift on behalf of the Certificated Holders so entitled to them, unless that Certificate Holders elects to receive their *pro*

rata entitlement to such proceeds by ticking the appropriate box on the blue Form of Proxy or, if attending the Court Meeting in person, on the back of the Court Meeting attendance card and handing such attendance card to the Registrar at the Court Meeting.

With effect from the Effective Date, share certificates for HBOS Shares held in certificated form will cease to be valid and should be destroyed upon receipt by the former Certificated Holder of share certificate(s) for the New Lloyds TSB Shares.

(iii) HBOS Shares held in the HBOS Shareholder Account

The operator of the HBOS Shareholder Account, Halifax Nominees Limited, is a Certificated Holder and, accordingly, the New Lloyds TSB Shares which Halifax Nominees Limited will receive under the Scheme (on behalf of HBOSSA Participants at the Scheme Record Time) will (save for any such New Lloyds TSB Shares as represent the aggregate fractional entitlements of those HBOSSA Participants at the Scheme Record Time) be issued to Halifax Nominees Limited in certificated form as set out in paragraph 12(b)(ii) above.

The New Lloyds TSB Shares to which HBOSSA Participants at the Scheme Record Time are entitled will be held by Halifax Nominees Limited on behalf of those persons. A statement of entitlement detailing the number of New Lloyds TSB Shares held on behalf of such persons will be despatched to such participants as soon as reasonably practicable after the Effective Date. The net proceeds of sale of any fractional entitlements to which a HBOSSA Participant is entitled (if any) pursuant to the terms of the Scheme and the terms and conditions of HBOS Shareholder Account will be donated to ShareGift on behalf of the HBOSSA Participant so entitled to them, provided that HBOSSA Participants may elect to receive their *pro rata* entitlement to such proceeds by ticking the appropriate box on the blue Form of Direction

(iv) HBOS Shares held in the Halifax Share Dealing Account or the HBOS Share ISA

The operator of the Halifax Share Dealing Account, HSDL Nominees Limited, is an Uncertificated Holder. The operator of the HBOS Share ISA, Halifax Investment Services Limited, is also an Uncertificated Holder Accordingly, the New Lloyds TSB Shares which HSDL Nominees Limited and Halifax Investment Services Limited will receive under the Scheme (on behalf of Halifax Share Dealing Account Participants and HBOS Share ISA Participants at the Scheme Record Time) will (save for any such New Lloyds TSB Shares as represent the aggregate fractional entitlements of those Halifax Share Dealing Account Participants and HBOS Share ISA Participants at the Scheme Record Time) be delivered to HSDL Nominees Limited or Halifax Investment Services Limited, as appropriate, through CREST as set out in paragraph 12(b)(i) above.

The New Lloyds TSB Shares to which Halifax Share Dealing Account Participants and HBOS Share ISA Participants at the Scheme Record Time are entitled will be held by HSDL Nominees Limited or Halifax Investment Services Limited, as appropriate, on behalf of those persons. As soon as reasonably practicable following the Effective Date, the accounts of Halifax Share Dealing Account Participants and HBOS Share ISA Participants will be updated to reflect the number of New Lloyds TSB Shares held on behalf of such persons. For Halifax Share Dealing Account Participants an electronic communication will be sent within 14 days of the Effective Date to confirm the new holding. For HBOS Share ISA Participants, a statement of account will be posted to customers as soon as reasonably practicable after the Effective Date. The fractional entitlements to which Halifax Share Dealing Account Participants or HBOS ISA Participants are entitled (if any) pursuant to the terms of the Scheme shall be dealt with in accordance with the terms and conditions of Halifax Share Dealing Account or HBOS Share ISA, as appropriate.

(v) HBOS ADSs

On the Effective Date, the HBOS Shares held by the HBOS Depositary in respect of the HBOS ADSs will be cancelled and the New Lloyds TSB Shares to be issued in respect of such HBOS Shares will be delivered to the HBOS Depositary, as an HBOS Shareholder, within 14 days of the Effective Date. The HBOS Depositary will then deposit the New Lloyds TSB Shares so received into the Lloyds TSB ADS program and instruct the depositary to issue New Lloyds TSB ADS.

The HBOS Depositary will then distribute to each registered holder of HBOS ADSs the New Lloyds TSB ADSs which such holder is entitled to receive upon surrender by that holder of its HBOS ADSs and execution of a letter of transmittal. HBOS ADSs of indirect holders will be exchanged with New Lloyds TSB ADSs through their respective financial intermediary. Please also refer to paragraph 17 of this Part 2 below for further information.

(vi) General

All documents and remittances sent by or to HBOS Shareholders, HBOSSA Participants, Halifax Share Dealing Account Participants, HBOS Share ISA Participants and HBOS ADS Holders will be sent at the risk of the person entitled thereto and will be sent by post to their address as set out on the relevant shareholder register (or, in respect of HBOSSA Participants, Halifax Share Dealing Account Participants and HBOS Share ISA Participants, the registers maintained by the respective HBOS Nominee, and in respect of HBOS ADS Holders, the register maintained by the HBOS Depositary) at the Scheme Record Time and, in the case of joint holders, to the holder whose name appears first in such register in respect of the joint holdings concerned.

In relation to New Lloyds TSB Shares to be issued in certificated form, temporary documents of title will not be issued pending the despatch by post of definitive certificates for such New Lloyds TSB Shares as referred to above. Pending the issue of definitive certificates for such New Lloyds TSB Shares, former HBOS Shareholders wishing to register transfers of such New Lloyds TSB Shares may certify their share transfer

forms against the register of member of Lloyds TSB by contacting Lloyds TSB's registrars, Equiniti Limited at Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA. On the registration of any such transfers, the transferee will receive a Lloyds TSB share certificate in respect of the New Lloyds TSB Shares the subject of the relevant transfer.

Mandates in force at the Effective Date relating to the payment of dividends and other instructions given (or deemed given) by HBOS Shareholders and HBOSSA Participants, Halifax Share Dealing Account Participants and HBOS Share ISA Participants will, unless and until amended or revoked, remain in full force and effect notwithstanding the implementation of the Scheme, provided that mandates in force at the Effective Date in relation to the HBOS Dividend Reinvestment Plan will not continue and, to the extent that an HBOS Shareholder is also a Lloyds TSB Shareholder at the Effective Date, mandates given to Lloyds TSB in respect of Lloyds TSB Shares held by such person will also apply in respect of New Lloyds TSB Shares received pursuant to the Scheme.

13. Lloyds TSB General Meeting

The Acquisition will also require approval of Lloyds TSB Shareholders at the Lloyds TSB General Meeting. The Lloyds TSB General Meeting has been convened for the purposes of considering and, if thought fit, passing resolutions to approve, *inter alia*, (i) the Acquisition, and (ii) an increase in Lloyds TSB's share capital necessary to issue the New Lloyds TSB Shares under the Scheme.

14. Implementation Agreement

On 18 September 2008, Lloyds TSB and HBOS entered into the Implementation Agreement, as subsequently amended and restated with effect from 13 October 2008. The Implementation Agreement provides, *inter alia*, for the implementation of the Scheme and contains certain assurances and confirmations between the parties. Under the terms of the Implementation Agreement, Lloyds TSB has retained the right to effect the Acquisition by way of an Offer. Lloyds TSB and HBOS have each undertaken to cooperate and take all steps as are within their power and are necessary and reasonable to implement the Scheme as soon as reasonably practicable.

Under the terms of the Implementation Agreement, HBOS has agreed to certain non-solicitation commitments in favour of Lloyds TSB, including that HBOS shall not, directly or indirectly, solicit, encourage or otherwise seek to procure any competing offer for HBOS or enter into any inducement or break fee arrangement of any nature with any other party. Additionally, HBOS has agreed to pay Lloyds TSB an inducement fee (inclusive of value added tax, if any) of one per cent. of the offer value under the Acquisition (based on the Closing Price of a Lloyds TSB Share on the Business Day prior to the date of the occurrence of the relevant event set out below) if:

- the HBOS Directors do not unanimously and without qualification recommend the HBOS Shareholders to vote in favour of the Scheme and the resolutions to be passed at the HBOS General Meeting necessary to implement the Scheme or they (or any committee of the HBOS Directors) withdraw, or adversely modify, or qualify their recommendation to HBOS Shareholders to vote in favour of the Scheme and/or the resolutions necessary to implement the Scheme at or prior to the HBOS General Meeting and the Court Meeting;
- at any time after approval of the Scheme by HBOS Shareholders at the Court Meeting but before the grant of the Court Orders, the HBOS Directors, in exercise of their fiduciary duties, decide not to proceed with the Scheme;
- without the consent of Lloyds TSB, HBOS withdraws the Scheme or takes steps to defer (or adjourn) the holding of the Court Meeting or the HBOS General Meeting or the Court Hearings to approve the Scheme to a date later than 28 February 2009; or
- a competing proposal is announced prior to the Scheme lapsing or being withdrawn, which competing proposal subsequently becomes or is declared wholly unconditional or is completed.

Furthermore, HBOS has agreed that, prior to the earlier of the Effective Date and the termination of the Implementation Agreement, it will not, and will procure that no member of the HBOS Group will, subject to the fiduciary duties of the HBOS Directors and without the prior consent of the other party (such consent not to be unreasonably withheld or delayed), save to the extent necessary or required to give effect to the proposed issue of the HMT Preference Shares and the Placing and Open Offer, *inter alia*:

- carry on business other than in the ordinary course and in all material respects consistently with past practice;
- alter the nature or scope of its business in any material way;
- enter into any transaction which would be classified as a Class 2 or Class 1 transaction under the Listing Rules;
- amend the general terms of employment of its employees or the terms of employment of its directors in any way, other than in the ordinary course of business or pursuant to periodic salary or wage reviews;
- other than dividends declared but not yet paid as at the date of the Implementation Agreement, declare, set aside or pay any dividends on or make any other distribution in respect of the share capital of HBOS;

- allot, issue, authorise or propose the issuance of any share capital or any securities convertible into share capital, or rights, warrants or options to acquire any share capital of HBOS other than the allotment and issue of shares pursuant to the HBOS Share Schemes as of the date of the Implementation Agreement or pursuant to the Scheme;
- submit to its shareholders for approval in any general meeting any resolution which, if passed, would constitute approval for the purposes of Rule 21.1 of the Code or seek the consent of the Panel to proceed without such approval; or
- enter into an agreement to do any of the foregoing.

The above restrictions shall not prevent any member of the HBOS Group from doing anything (or refraining from doing anything) that is required by any applicable law or regulation or relevant legal or regulatory body.

The Implementation Agreement will terminate in certain circumstances, including if the Court Orders sanctioning the Scheme are not granted, or any resolutions required to approve and implement the Scheme are not passed by HBOS Shareholders or Lloyds TSB Shareholders.

15. Conditions to the Scheme and the Acquisition

The Acquisition will only be implemented if all the Conditions have been satisfied or, if permitted, waived. In summary, the implementation of the Scheme, and therefore the Acquisition, is conditional upon, *inter alia*:

(i) approval of the Scheme by a majority in number representing 75 per cent. or more in value of the Scheme Shareholders present and voting, either in person or by proxy, at the Court Meeting, or at any adjournment thereof;

(ii) the Scheme Special Resolution being duly passed by the requisite majority at the HBOS General Meeting, or at any adjournment thereof;

(iii) the approval of the Acquisition and the resolutions required to implement the Acquisition and the Lloyds TSB Placing and Open Offer by the Lloyds TSB Shareholders at the Lloyds TSB General Meeting and the approval of the waiver of the requirements under Rule 9 of the Takeover Code for any general offer to be made by HM Treasury to Lloyds TSB Shareholders for Lloyds TSB Shares held by them;

(iv) the other Conditions (set out in Part 3 of this document) which are not otherwise summarised in paragraphs (i) to (iii) above or in paragraph (v) below being satisfied or (where permitted) waived; and

(v) the sanction (with or without modification agreed by HBOS and Lloyds TSB) of the Scheme and the confirmation of the associated reduction of the share capital of HBOS by the Court and the delivery of certified copies of the Court Orders together with the minute of the Capital Reduction of HBOS approved by the Court to, and the registration of the Reduction Court Order by, the Registrar of Companies.

The Conditions are set out in full in Part 3 (*Conditions to the Implementation of the Scheme and the Acquisition*) of this document.

16. HBOSSA Participants, Halifax Share Dealing Account Participants and HBOS Share ISA Participants

If your HBOS Shares are held in the HBOS Shareholder Account, Halifax Share Dealing Account or HBOS Share ISA please complete and sign the enclosed Forms of Direction and return them in accordance with the instructions printed thereon as soon as possible, but in any event, so as to be received at Computershare Investor Services PLC, PO Box 1912, The Pavilions, Bridgwater Road, Bristol BS3 9BR at least 72 hours before the time fixed for the relevant meeting or any adjournment thereof. Forms of Direction returned by fax or email will not be accepted. Unless the blue or white Form of Direction is lodged at least 72 hours before the time fixed for the relevant Meeting or any adjournment thereof, it will be treated as invalid.

By completing and returning the Forms of Direction, HBOSSA Participants, Halifax Share Dealing Account Participants and HBOS Share ISA Participants may either: (a) instruct Halifax Nominees Limited, HSDL Nominees Limited or Halifax Investment Services Limited (as appropriate) to appoint a proxy (who may be the Chairman of the relevant meeting) to attend and vote on their behalf, or (b) request that Halifax Nominees Limited, HSDL Nominees Limited or Halifax Investment Services Limited (as appropriate) appoint them as proxy in order for them to attend and vote at the Meetings themselves. The blue Forms of Direction are for use in connection with the Court Meeting and the white Forms of Direction are for use in connection with the HBOS General Meeting.

The operator of the HBOS Shareholder Account, Halifax Nominees Limited, is a Certificated Holder and, accordingly, the New Lloyds TSB Shares which Halifax Nominees Limited will receive under the Scheme (on behalf of HBOSSA Participants at the Scheme Record Time) will (save for any such New Lloyds TSB Shares as represent the aggregate fractional entitlements of those HBOSSA Participants at the Scheme Record Time) be issued to Halifax Nominees Limited in certificated form as set out in paragraph 12(b)(ii) above.

The operators of the Halifax Share Dealing Account and the HBOS Share ISA, HSDL Nominees Limited and Halifax Investment Services Limited, are Uncertificated Holders and, accordingly, the New Lloyds TSB Shares which HSDL Nominees Limited or Halifax Investment Services Limited (as appropriate) will receive under the Scheme (on behalf of Halifax Share Dealing Account Participants and HBOS Share ISA Participants at the Scheme Record Time) will (save for any such New Lloyds TSB Shares as represent the aggregate fractional entitlements of those Halifax Share Dealing Account Participants or HBOS Share ISA Participants at the Scheme Record Time) be delivered to HSDL Nominees Limited or Halifax Investment Services Limited (as appropriate) through CREST as set out in paragraph 12(b)(i) above.

The New Lloyds TSB Shares which HBOSSA Participants, Halifax Share Dealing Account Participants and HBOS Share ISA Participants at the Scheme Record Time will receive will be held by the respective HBOS Nominees on behalf of those persons. A statement of entitlement, or other communication, detailing the number of New Lloyds TSB Shares held on behalf of such persons will be sent to such participants as soon as reasonably practicable after the Effective Date.

The net proceeds of sale of any fractional entitlements to which HBOSSA Participants are entitled (if any) pursuant to the Scheme will be donated to ShareGift on behalf of the HBOSSA Participant to entitled to them, unless HBOSSA Participants elect to receive their *pro rata* entitlement to such proceeds by ticking the appropriate box on the blue Form of Direction. The fractional entitlements to which Halifax Share Dealing Account Participants or HBOS ISA Participants are entitled (if any) pursuant to the terms of the Scheme shall be dealt with in accordance with the terms and conditions of Halifax Share Dealing Account and HBOS Share ISA, as appropriate.

17. HBOS ADSs

Each outstanding HBOS ADS represents one HBOS Share deposited pursuant to the HBOS Deposit Agreement. Each registered HBOS ADS Holder as at the ADS Voting Time is entitled, under the terms of the HBOS Deposit Agreement, to instruct the HBOS Depositary how to vote at the Meetings on its behalf and the proxy of the HBOS Depositary will endeavour to vote in accordance with such instructions.

If you are a registered holder of HBOS ADSs, please complete and sign the enclosed ADS Voting Instruction Card in accordance with the instructions printed thereon and return it in the white postage-paid envelope provided (for use in the US only) to the HBOS Depositary at the appropriate address set forth on the ADS Voting Instruction Card as soon as possible and, in any event, so as to be received no later than 5.00 p.m. (New York time) on 9 December 2008. The proxy of the HBOS Depositary will endeavour to vote in accordance with your instructions. If you hold your HBOS ADSs indirectly, you must rely on the procedures of the bank, broker or other financial institution through which you hold your HBOS ADSs if you wish to give voting instructions.

Alternatively, if you wish to vote on the Scheme and/or attend the Meetings, you may present your HBOS ADSs to the HBOS Depositary for cancellation and receive (upon compliance with the HBOS Deposit Agreement including payment of any depositary fees and any applicable taxes and governmental charges) delivery of the underlying HBOS Shares so as to become registered holders of such HBOS Shares prior to the Voting Record Time.

On the Effective Date, the HBOS Shares held by the HBOS Depositary in respect of the HBOS ADSs will be cancelled and the New Lloyds TSB Shares to be issued in respect of such HBOS Shares will be delivered to the HBOS Depositary, as an HBOS Shareholder, within 14 days of the Effective Date. The HBOS Depositary will then deposit the New Lloyds TSB Shares so received into the Lloyds TSB ADS program and instruct the depositary to issue New Lloyds TSB ADS.

The HBOS Depositary will then distribute to each registered holder of HBOS ADSs the New Lloyds TSB ADSs which such holder is entitled to receive upon surrender by that holder of its HBOS ADSs and execution of a letter of transmittal. HBOS ADSs of indirect holders will be exchanged with New Lloyds TSB ADSs through their respective financial intermediary.

Fractional entitlements to New Lloyds TSB ADSs will be aggregated and sold in the market by the HBOS Depositary and the net proceeds of sale distributed to holders of the HBOS ADSs entitled to them in accordance with the HBOS Deposit Agreement.

For more information on the New Lloyds TSB ADSs, see paragraph 14 of Part 7 (*Further Information on Lloyds TSB*) of this document.

18. Description of the New Lloyds TSB Shares and New Lloyds TSB ADSs

The New Lloyds TSB Shares to be issued and delivered as consideration under the Acquisition will be fully paid, will rank *pari passu* for any dividend declared or paid by Lloyds TSB by reference to a record date on or after the Effective Date and will otherwise rank *pari passu* in all respects with Lloyds TSB Shares in issue at the time the New Lloyds TSB Shares are delivered under the Acquisition. The New Lloyds TSB Shares will be issued free from all liens, charges, equitable interests, encumbrances and other third party rights and interests of any nature whatsoever.

Application will be made to the UK Listing Authority for the New Lloyds TSB Shares to be admitted to the Official List and to the London Stock Exchange for them to be admitted to trading on the London Stock Exchange's main market for listed securities. It is expected that Admission will become effective and that dealings, for normal settlement, will, subject to the sanction of the Scheme by the Court and the satisfaction (or waiver) of the Conditions, commence at 8.00 a.m. on 19 January 2009.

Lloyds TSB Shares are also listed on the NYSE in the form of Lloyds TSB ADSs. Application will be made for the New Lloyds TSB Shares to be listed on the NYSE for trading in the form of Lloyds TSB ADSs.

Further details of the rights attaching to the New Lloyds TSB Shares and the New Lloyds TSB ADSs are set out in paragraphs 13 and 14 of Part 7 (*Further Information on Lloyds TSB*) of this document.

19. Taxation

(a) United Kingdom taxation

(i) General

The following statements are intended to apply only as a general guide to current UK tax law and to the current published practice of HMRC. Unless otherwise stated, they are intended to apply only to shareholders who are resident and (in the case of individuals) ordinarily resident and domiciled in the UK for UK tax purposes, who hold Scheme Shares as investments (other than through an Individual Savings Account) and who are the beneficial owners of Scheme Shares. The statements may not apply to Scheme Shareholders that are Restricted Entities. The statements may not apply to certain classes of shareholders such as dealers in securities, insurance companies, collective investment schemes and shareholders who have (or are deemed to have) acquired their shares by reason of their or another's office or employment. Such persons may be subject to special rules. Scheme Shareholders who are in any doubt as to their tax position regarding the acquisition, ownership and disposition of the Scheme Shares or the New Lloyds TSB Shares or who are subject to tax in a jurisdiction other than the UK should consult their own tax advisers.

(ii) Taxation of Chargeable Gains

(A) Reclassification of HBOS Shares

The reclassification of the HBOS Shares, whereby the HBOS Shares will be reclassified as A Ordinary Shares and B Ordinary Shares, should be regarded as a reorganisation of HBOS's share capital for the purposes of UK taxation of chargeable gains. Accordingly, HBOS Shareholders should not be treated as having disposed of their HBOS Shares and no liability to UK tax on chargeable gains should arise in respect of the reclassification. The A Ordinary Shares and B Ordinary Shares should be treated as the same asset as the original HBOS Shares, acquired at the same time and for the same consideration.

(B) Cancellation of Scheme Shares and receipt of New Lloyds TSB Shares

Scheme Shareholders should not be treated as making a disposal of their Scheme Shares as a result of receiving New Lloyds TSB Shares in exchange for Scheme Shares pursuant to the Scheme, and so no chargeable gain or allowable loss should arise. The New Lloyds TSB Shares should be treated as the same asset, and having been acquired at the same time and for the same consideration, as those Scheme Shares from which they are derived.

Scheme Shareholders who hold (either alone or together with persons connected with them) more than five per cent. of, or of any class of, shares in or debentures of HBOS are advised that clearance has been obtained from HMRC under section 138 of the Taxation of Chargeable Gains Act 1992 that it is satisfied that the Scheme is being effected for *bona fide* commercial reasons and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is an avoidance of liability to UK corporation tax or capital gains tax.

(C) Fractional entitlements to New Lloyds TSB Shares

The sale, on behalf of Scheme Shareholders, of fractional entitlements to New Lloyds TSB Shares should not constitute a partial disposal of such shareholder's existing Scheme Shares to the extent that the proceeds do not exceed their base cost in their existing Scheme Shares. Instead the amount of any donation to charity made on behalf of, or payment received by, the Scheme Shareholder shall be deducted from the base cost of the New Lloyds TSB Shares received.

(D) Subsequent disposal of New Lloyds TSB Shares

A disposal or deemed disposal of New Lloyds TSB Shares by a shareholder may give rise to a chargeable gain (or allowable loss) for the purposes of UK capital gains tax (where the shareholder is an individual) and UK corporation tax on chargeable gains (where the shareholder is within the charge to UK corporation tax), depending on their circumstances and subject to any available exemption or relief.

An individual shareholder who ceases to be resident or ordinarily resident in the UK for a period broadly of less than five years and who disposes of New Lloyds TSB Shares during that period of temporary non-residence may be liable to UK capital gains tax on his or her return to the UK (subject to any available exemptions or reliefs).

A shareholder who is not resident or, in the case of an individual, ordinarily resident for tax purposes in the UK (and is not temporarily non-resident as described above) will not be liable for UK tax on chargeable gains realised on the sale or other disposal of his or her New Lloyds TSB Shares unless such New Lloyds TSB Shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in the UK through a branch or agency or, in the case of a corporate shareholder, through a permanent establishment. Such shareholder may be subject to foreign taxation on any gain under local law subject to the terms of any applicable double tax treaty.

(iii) Taxation of Dividends on New Lloyds TSB Shares

Lloyds TSB is not required to withhold at source any amount in respect of UK tax when paying a dividend on the New Lloyds TSB Shares.

A shareholder who is an individual and who receives a dividend on the New Lloyds TSB Shares will be entitled to a tax credit equal to one-ninth of the dividend. The individual will be taxable on the total of the

dividend and the related tax credit (the "gross dividend"), which will be regarded as the top slice of the individual's income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax, in which case the individual will, to that extent, pay tax on the gross dividend calculated at 32.5 per cent. of the gross dividend less the related tax credit. Therefore, for example, a dividend of £90 will carry a tax credit of £10 and the income tax payable on the dividend by an individual liable to income tax at the higher rate would be 32.5 per cent. of £100, namely £32.50 less the tax credit of £10, leaving a net tax charge of £22.50.

A corporate shareholder resident for tax purposes in the United Kingdom will not generally be taxable on any dividend it receives on the New Lloyds TSB Shares.

A shareholder who is not liable to tax on dividends received on the New Lloyds TSB Shares will not be entitled to claim payment of the tax credit in respect of those dividends.

The right of a shareholder who is not resident (for tax purposes) in the United Kingdom to a tax credit in respect of a dividend received on the New Lloyds TSB Shares and to claim payment of any part of that tax credit will depend on the existence and terms of any double taxation convention between the United Kingdom and the country in which the shareholder is resident.

(iv) Stamp Duty and SDRT

No stamp duty or SDRT should be payable by Scheme Shareholders as a result of the cancellation of Scheme Shares and the issue of New Lloyds TSB Shares and New Lloyds TSB ADSs under the Scheme.

Subject to certain exceptions, any subsequent transfer on sale of New Lloyds TSB Shares will generally be liable to stamp duty at the rate of 0.5 per cent. (rounded to the nearest multiple of £5) of the consideration paid. An unconditional agreement to transfer such shares will generally be liable to SDRT at the rate of 0.5 per cent. of the consideration paid, but such liability will be cancelled if the agreement is completed by a duly stamped transfer within six years of the agreement having become unconditional.

If the New Lloyds TSB Shares are transferred (i) to a person whose business is or includes the provision of clearance services or a nominee or agent for such a person or (ii) to a person whose business is or includes issuing depositary receipts or a nominee or agent for such a person, stamp duty or SDRT will generally be payable at the higher rate of 1.5 per cent. of the consideration payable or, in certain circumstances, the value of the New Lloyds TSB Shares (rounded up in the case of stamp duty to the nearest £5).

A transfer of a registered New Lloyds TSB ADS executed and retained outside the United Kingdom will not give rise to stamp duty and an agreement to transfer a registered New Lloyds TSB ADS will not give rise to SDRT.

(b) US Federal Income Taxation

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HBOS INFORMS YOU THAT: (A) ANY DISCUSSION OF US FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY TAXPAYERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON TAXPAYERS UNDER THE INTERNAL REVENUE CODE OF 1986; (B) SUCH DISCUSSION IS INCLUDED HEREIN IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) TAXPAYERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

The following is a general description of certain material US federal income tax consequences of the Scheme to a US Holder (as defined below) that holds HBOS Shares or HBOS ADSs or that will hold New Lloyds TSB Shares or New Lloyds TSB ADSs. This summary does not purport to be a comprehensive description of all tax considerations that may be relevant to particular investors in light of their particular circumstances. This summary deals only with US Holders that hold HBOS Shares or HBOS ADSs or that will hold New Lloyds TSB Shares or New Lloyds TSB ADSs as capital assets and does not address the tax treatment of US Holders subject to special treatment under US federal income tax law such as insurance companies and other financial institutions, tax-exempt organisations, retirement plans, real estate investment trusts, regulated investment companies, US expatriates, securities broker-dealers, dealers or traders in securities, currencies or notional principal contracts, persons that own (or are deemed to own for US federal income tax purposes) 10 per cent. or more of our voting stock, persons holding HBOS Shares or ADSs as part of a "straddle" or as part of a "synthetic security", a hedging or conversion transaction or other integrated transaction, and holders whose "functional currency" is not the US dollar.

This discussion also does not address any additional US federal income tax considerations applicable to US Holders that will own 5 per cent. or more (directly, indirectly, or by attribution) by voting power or value of Lloyds TSB's equity immediately after the Scheme, the HBOS Preference Share Scheme, the Lloyds TSB Open Offer and all related transactions (together the **Share Transactions**) are complete. Any such US Holders are urged to consult their tax advisers concerning additional applicable US federal, state and local income tax consequences of and filing requirements connected with the exchange of HBOS Shares for New Lloyds TSB Shares and of HBOS ADSs for New Lloyds TSB ADSs at the time the Scheme becomes effective.

The holder of an HBOS ADS or Lloyds TSB ADS should be treated as the owner of the underlying shares represented by such HBOS ADS or Lloyds TSB ADS for US federal income tax purposes. Accordingly,

references to HBOS Shares or to New Lloyds TSB Shares in this summary also refer to HBOS ADSs or New Lloyds TSB ADSs, as appropriate. To the extent that the summary below includes discussion of New Lloyds TSB Preference Shares, such discussion equally refers to any ADSs that represent underlying New Lloyds TSB Preference Shares.

In addition to the above limitations, this discussion does not address any tax consequences applicable to holders of equity interests in a holder of HBOS Shares or New Lloyds TSB Shares. The US federal income tax treatment of a partner in a partnership that holds HBOS Shares or New Lloyds TSB Shares will depend on the status of the partner and the activities of the partnership. Holders of HBOS Shares or New Lloyds TSB Shares that are partnerships should consult their tax advisers concerning the US federal income tax consequences to their partners of the acquisition, ownership and disposition of HBOS Shares or New Lloyds TSB Shares.

For purposes of this discussion, the term **US Holder** means a beneficial owner of HBOS Shares or New Lloyds TSB Shares that is, for US federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for US federal tax purposes) created or organised in or under the laws of the United States or any state thereof or the District of Columbia; (iii) an estate the income of which is subject to US federal income tax without regard to its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for US federal income tax purposes.

This description is for general information purposes only and is based on the tax laws of the United States, including the US Internal Revenue Code of 1986 (the **US Tax Code**), its legislative history, existing, temporary and proposed US Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. The discussion below does not address the effect of any US state, local, or any alternative minimum, estate or gift tax law or the tax laws of any other jurisdiction on a US Holder of HBOS Shares or New Lloyds TSB Shares.

This summary assumes that all of the shares of HBOS and Lloyds TSB (including the HBOS Preference Shares and the New Lloyds TSB Preference Shares) involved in the Share Transactions are respected as equity under US federal income tax principles. The summary also assumes that HBOS is not and will not become a passive foreign investment company (a **PFIC**) for US federal income tax purposes, which HBOS believes to be the case. HBOS's possible status as a PFIC must be determined annually and therefore may be subject to change. If HBOS were to be a PFIC in any year, materially adverse consequences could result for US Holders.

US HOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISERS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE SCHEME IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF US FEDERAL (INCLUDING US ESTATE), STATE, LOCAL, FOREIGN, AND OTHER APPLICABLE TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

Tax Characterisation of the Scheme

HBOS cannot determine at this time whether the Scheme will be a taxable or a non-taxable transaction for US federal income tax purposes. The Scheme will be a taxable transaction for US federal income tax purposes unless the conditions referred to under the section "Non-Taxable Transaction" below are met. Among those conditions discussed below, holders of at least 80 per cent. of the number of shares of each class of existing, non-voting Lloyds TSB preference shares must participate in one of the Share Transactions and be included in the "control group" (as defined below). Existing Lloyds TSB preference shareholders will not participate in a Share Transaction solely by reason of their ownership of existing Lloyds TSB preference shares.

It is not intended that US Holders will be provided with information concerning whether the conditions necessary to achieve non-taxable treatment have been satisfied. US Holders are urged to consult their tax advisers concerning whether the Scheme will be a taxable or non-taxable transaction.

Taxable Transaction

If the Scheme is a taxable transaction, a US Holder receiving New Lloyds TSB Shares should recognise gain or loss to the extent of the difference between such US Holder's aggregate basis in the HBOS Shares cancelled and the fair market value in US dollars (as determined on the exchange date) of the New Lloyds TSB Shares issued to such Holder. Such gain or loss generally will be treated as long-term capital gain or loss if the HBOS Shares have been held for more than one year. Long term capital gains derived by individuals and certain other non-corporate US Holders are eligible for reduced rates of taxation. The deductibility of capital losses against ordinary income is subject to significant limitations. Any gain or loss realised will generally be treated as derived from US sources for US federal income tax purposes.

A US Holder's basis in the New Lloyds TSB Shares will equal their fair market value in US dollars as determined on the exchange date. In addition, a US Holder's holding period for the New Lloyds TSB Shares received should begin on the day after the Scheme becomes effective.

Non-Taxable Transaction

In order for the Scheme to qualify as a non-taxable transaction under Section 351 of the US Tax Code, holders of qualifying Lloyds TSB shares must constitute a control group in Lloyds TSB, as measured after the Share Transactions are complete. A "control group" is defined for this purpose as holders of shares who collectively own at least 80 per cent. of the total combined voting power of all classes of Lloyds TSB equity entitled to vote and at least 80 per cent. of the total number of shares of each other class of Lloyds TSB equity. "Qualifying Lloyds TSB shares" include: (1) the New Lloyds TSB Shares and New Lloyds TSB Preference Shares, (2) the Lloyds TSB Open Offer Shares, and (3) any Lloyds TSB shares to the extent that such shares were held prior to the Lloyds TSB Open Offer and the holder of the shares receives (as a result of any of the Share Transactions) New Lloyds TSB Shares, New Lloyds TSB Preference Shares or Lloyds TSB Open Offer Shares. For purposes of (1) and (3) above, the New Lloyds TSB Shares, New Lloyds TSB Preference Shares or Lloyds TSB Open Offer Shares need to be of more than a "relatively small value" in comparison to the value of the pre-existing Lloyds TSB shares (if any) of the relevant shareholder, unless certain conditions apply.

Because a determination of whether a control group exists will depend upon the number and types of shares held by various shareholders, as measured after the Share Transactions are complete, HBOS cannot determine in advance whether the Scheme will be a non-taxable transaction for US federal income tax purposes. Following the completion of the Share Transactions, neither HBOS nor Lloyds TSB intends to establish whether the Scheme qualifies as a non-taxable transaction for US federal income tax purposes.

Assuming that the Scheme qualifies as a non-taxable transaction to a US Holder (except as provided below), the following are the principal US federal income tax consequences of the Scheme to such US Holder:

(a) no gain or loss should be recognised by a US Holder upon the receipt of New Lloyds TSB Shares;

(b) a US Holder's aggregate tax basis in the New Lloyds TSB Shares received should be equal to its aggregate basis in the HBOS Shares cancelled; and

(c) a US Holder's holding period for the New Lloyds TSB Shares received should include the period during which the US Holder held the HBOS Shares cancelled.

20. Overseas Shareholders

The implications of the Acquisition for Overseas Shareholders may be affected by the laws of the relevant jurisdiction. Such Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of each Overseas Shareholder to satisfy himself or herself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required and the payment of any issue, transfer or other taxes due in such jurisdiction.

In any case where Lloyds TSB is advised that the delivery of New Lloyds TSB Shares or New Lloyds TSB ADSs would or may infringe the laws of any jurisdiction outside the United Kingdom or the United States or would or may require Lloyds TSB to obtain any governmental or other consent or effect any registration, filing or other formality with which, in the opinion of Lloyds TSB, it would be unable to comply with or which it regards as unduly onerous or disproportionate given the number of HBOS Shareholders or HBOS ADS Holders resident in that jurisdiction (any such jurisdiction, a "**Relevant Overseas Jurisdiction**"), the Scheme provides that such New Lloyds TSB Shares may, at the discretion of Lloyds TSB, either (i) be issued to a nominee on behalf of the relevant Overseas Shareholder and then sold or (ii) issued to the relevant Overseas Shareholder and sold on his or her behalf, in each case with the net proceeds of sale being remitted to the Overseas Shareholder. Any such proceeds shall be remitted within 14 days of the Effective Date either (a) in the case of Certificated Holders, by way of cheque to the relevant Overseas Shareholder, or (b) in the case of Uncertificated Holders, by arranging for the creation of an assured payment obligation in favour of the payment bank of such persons in accordance with the CREST assured payment arrangements (as set out in the CREST Manual), provided that Lloyds TSB reserves the right to settle such amounts by way of cheque.

Neither any HBOS Shareholder, HBOS ADS Holder nor any HBOSSA Participant, Halifax Share Dealing Account Participant or HBOS Share ISA Participant at the Scheme Record Time who is located in any Relevant Overseas Jurisdiction will receive a copy of this document or the accompanying documents. However, the HBOS Nominees as (and to the extent that they are) HBOS Shareholders at the Scheme Record Time, will receive New Lloyds TSB Shares on behalf of persons whose HBOS Shares are held in the HBOS Shareholder Account, the Halifax Share Dealing Account and the HBOS Share ISA respectively at the Scheme Record Time (including those in any Relevant Overseas Jurisdiction) which will be held in the HBOS Shareholder Account, Halifax Share Dealing Account or HBOS Share ISA (as appropriate) on behalf of such participants and each such person will receive a statement of entitlement or other communication detailing the number of New Lloyds TSB Shares held on its behalf. An HBOS Shareholder at the Scheme Record Time who is also an HBOSSA Participant, Halifax Share Dealing Account Participant or HBOS Share ISA Participant at the Scheme Record Time and has a registered address in any Relevant Overseas Jurisdiction will, accordingly, receive New Lloyds TSB Shares (held by the respective HBOS Nominee on its behalf) in respect of its HBOS Shares held by the relevant Nominee in the HBOS Shareholder Account, Halifax Share Dealing Account or HBOS Share ISA at the Scheme Record Time and will receive the net proceeds of sale of the New Lloyds TSB Shares to which it is entitled as a former HBOS Shareholder pursuant to the terms of the Scheme.

This document and the accompanying documents have been prepared for the purpose of complying with Scots law, the Takeover Code and the applicable rules of the UK Listing Authority and the London Stock Exchange and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws and regulations of any jurisdiction outside the United Kingdom.

United States of America

The New Lloyds TSB Shares and New Lloyds TSB ADSs have not been and will not be registered under the Securities Act, in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. For the purpose of establishing this exemption from the registration requirements of the Securities Act, HBOS will advise the Court at the Scheme Court Hearing that its sanctioning of the Scheme will be relied upon by HBOS and Lloyds TSB for such purpose as an approval of the Scheme following a hearing on the fairness of the terms and conditions of the Scheme for HBOS Shareholders, at which hearing (subject to compliance with applicable procedural requirements) all such holders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme. The New Lloyds TSB Shares and the New Lloyds TSB ADSs may generally be resold without restriction under the Securities Act by former holders of HBOS Shares and former holders of HBOS ADSs, respectively, who are not affiliates of Lloyds TSB and have not been affiliates of Lloyds TSB within 90 days prior to the issuance of New Lloyds TSB Shares and the New Lloyds TSB ADSs under the Scheme. Thereafter, a former holder of HBOS Shares or HBOS ADSs may resell without restriction under the Securities Act the respective New Lloyds TSB Shares or New Lloyds TSB ADSs issued under the Scheme, unless such person is an affiliate of Lloyds TSB at the time of such resale, or was an affiliate of Lloyds TSB within 90 days prior to such resale.

Under U.S. federal securities laws, an HBOS Shareholder or HBOS ADS Holder who is an affiliate of Lloyds TSB at the time or within 90 days prior to any resale of New Lloyds TSB Shares or New Lloyds TSB ADSs received under the Scheme will be subject to certain U.S. transfer restrictions relating to such shares. Such New Lloyds TSB Shares and New Lloyds TSB ADSs may not be sold without registration under the Securities Act, except pursuant to any available exemptions from the registration requirements or in a transaction not subject to such requirements (including a transaction that satisfies the applicable requirements for resales outside of the U.S. pursuant to Regulation S under the Securities Act). Whether a person is an affiliate of Lloyds TSB for such purposes depends on the circumstances, but affiliates could include certain officers and directors and significant shareholders of Lloyds TSB. An HBOS Shareholder or HBOS ADS Holder who believes that he or she may be an affiliate of Lloyds TSB should consult his or her own legal advisers prior to any sales of New Lloyds TSB Shares or New Lloyds TSB ADSs received pursuant to the Scheme.

Overseas Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances.

21. HBOS Preference Share Scheme

In connection with the Acquisition, it is proposed, as announced on 14 November 2008, that each class of preference share issued by HBOS, including the HMT Preference Shares to be issued to HM Treasury in the Capital Raising, be exchanged for substantially equivalent preference shares to be issued by Lloyds TSB. It is proposed that this exchange be implemented by way of a separate scheme of arrangement under sections 895 to 899 of the Companies Act, the HBOS Preference Share Scheme. The HBOS Preference Share Scheme will be conditional on, amongst other matters, the implementation of the Scheme. The Scheme is not conditional on the implementation of the HBOS Preference Share Scheme.

Further details of the HBOS Preference Share Scheme, and the approvals to be sought at the HBOS General Meeting in relation thereto, are set out in Part 4 (*HBOS Preference Share Scheme*) of this document.

22. Further information

The terms of the Scheme are set out in full in Part 16 (*The Scheme of Arrangement*) of this document. Your attention is also drawn to the further information contained in this document, which forms part of this Explanatory Statement.

Further information in relation to Lloyds TSB, the Lloyds TSB Directors and the New Lloyds TSB Shares will be contained in the Lloyds TSB Prospectus. The Lloyds TSB Prospectus is expected to be made available to Qualifying Shareholders on the Lloyds TSB website (www.investorrelations.lloydstsb.com) on or around 18 November 2008.

Yours faithfully,

William Chalmers
Managing Director

For and on behalf of
Morgan Stanley & Co. Limited

Yours faithfully,

David Hutchison
Managing Director,
Global Banking

Alex Reynolds
Director,
Global Banking

For and on behalf of
Dresdner Kleinwort Limited

CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME AND THE ACQUISITION

1. The Acquisition is conditional upon the Scheme becoming effective by not later than 28 February 2009 or such later date (if any) as, subject to the requirements of the Takeover Code, HBOS and Lloyds TSB may agree and, if required, the Court may allow.

2. The Scheme is conditional upon:

   (a) approval of the Scheme by a majority in number representing 75 per cent. or more in value of the holders of HBOS Shares (or the relevant class or classes thereof), present and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting;

   (b) the resolution(s) required to approve and implement the Scheme being duly passed by the requisite majority at the HBOS General Meeting or any adjournment of that meeting;

   (c) the sanction (with or without modification, but subject to each such modification being acceptable to Lloyds TSB) of the Scheme and the confirmation of any reduction of capital involved therein by the Court and a certified copy of the Court Orders and the minute of such reduction attached thereto being delivered to the Registrar of Companies in Edinburgh and, in relation to the reduction of capital, being registered by him; and

   (d) the passing at the Lloyds TSB General Meeting (or at any adjournment of such meeting) of such resolution or resolutions as may be necessary to approve, effect and implement the Acquisition and the implementation of the Scheme (as such resolutions are set out in the Lloyds TSB Circular, including a resolution or resolutions to (i) approve the terms of the Acquisition, (ii) authorise and permit the creation and allotment of New Lloyds TSB Shares, the making of any offer, proposal or other arrangement to holders of options under the HBOS Share Schemes and any necessary authorities and permissions for the creation and allotment of Lloyds TSB Shares in relation thereto, and (iii) waive any requirements under Rule 9 of the Takeover Code for any general offer to be made by HM Treasury to Lloyds TSB Shareholders for all of the Lloyds TSB Shares held by them).

3. In addition, HBOS and Lloyds TSB have agreed that, subject as stated in paragraph 4 below, the Acquisition is also conditional upon the following matters, and, accordingly, the necessary actions to make the Scheme effective will not be taken unless each such Condition (as amended if appropriate) has been satisfied or waived:

   (a) Admission of the New Lloyds TSB Shares becoming effective in accordance with the Listing Rules and the Admission and Disclosure Standards or, if Lloyds TSB and HBOS so determine and subject to the consent of the Panel (if required), the UK Listing Authority agreeing to admit the New Lloyds TSB Shares to the Official List and the London Stock Exchange agreeing to admit such shares to trading on its main market for listed securities subject only to (i) the allotment of such shares and/or (ii) the Scheme becoming effective;

   (b) the Financial Services Authority (the "**FSA**") indicating pursuant to section 184(1) of the Financial Services and Markets Act 2000 (as amended) ("**FSMA**"), in terms reasonably satisfactory to Lloyds TSB, that it approves any acquisition of:

      (i) control over any UK authorised person;

      (ii) (if applicable) any additional kind of control over any UK authorised person; or

      (iii) (if applicable) any increase in a relevant kind of control which is already held over any UK authorised person,

      in each case within the meaning of Part XII of FSMA which would take place as a result of the Acquisition or its implementation, or the FSA being treated as having given such approval under section 184(2) of FSMA;

   (c) each Relevant Regulator having, to the extent necessary, approved or being deemed to have approved, in terms reasonably satisfactory to Lloyds TSB, the acquisition by Lloyds TSB of control over HBOS and any member of the Wider HBOS Group which is authorised or regulated by any Relevant Regulator, either unconditionally or subject to the fulfilment of certain conditions or obligations acceptable to Lloyds TSB;

   (d) it being established in terms satisfactory to Lloyds TSB, that (i) it is not the intention of the Office of Fair Trading or the Secretary of State to refer the proposed acquisition of HBOS by Lloyds TSB, or any matter arising therefrom or related thereto, to the Competition Commission; and (ii) if clause (i) is satisfied, either the period specified in Rule 26 of the Competition Appeal Tribunal Rules 2003 for making an application under section 120 of the Enterprise Act for the review of a decision in relation to the Acquisition having expired without any such application being made or, where any such application has been made, the Competition Appeal Tribunal having dismissed such application; and

(e) all necessary or appropriate notifications, applications and/or filings having been made in connection with the Acquisition and all necessary waiting periods (including any extensions thereof) in connection therewith under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated (as appropriate) and all statutory and regulatory obligations in any jurisdiction having been complied with in connection with the Scheme and all Authorisations necessary or reasonably deemed appropriate by Lloyds TSB in any jurisdiction for or in respect of the Acquisition and the acquisition or the proposed acquisition of any shares or other securities in, or control of, HBOS by any member of the Wider Lloyds TSB Group having been obtained in terms and in a form reasonably satisfactory to Lloyds TSB from all appropriate Third Parties or (without prejudice to the generality of the foregoing) from any person or bodies with whom any member of the Wider HBOS Group or the Wider Lloyds TSB Group has entered into contractual arrangements and all such Authorisations necessary or reasonably deemed appropriate by Lloyds TSB to carry on the business of any member of the Wider HBOS Group in any jurisdiction having been obtained, in each case where a failure to make such notification or filing or to wait for the expiry, termination or lapsing of any such waiting period or to comply with such obligation or obtain such Authorisation would be material to the Wider HBOS Group taken as a whole, and all such Authorisations remaining in full force and effect at the Effective Date, and there being no notice or intimation of an intention to revoke, suspend, restrict, modify or not to renew such Authorisations.

4. Lloyds TSB reserves the right to waive in whole or in part all or any of the Conditions except Condition 2. Lloyds TSB is under no obligation to waive or treat as satisfied any of the conditions in Condition 3, notwithstanding that the other Conditions may have been waived or satisfied and that there are no circumstances indicating that the relevant condition may not be capable of satisfaction.

5. The Acquisition will lapse and the Scheme will not proceed if, before the date of the Court Meeting, there is a reference of the Acquisition to the UK Competition Commission.

6. Subject to the consent of the Panel, Lloyds TSB reserves the right to elect to implement the Acquisition by way of a contractual offer. In such event, such offer will be implemented on the same terms (subject to any revisions or appropriate amendments, including (without limitation) an acceptance condition set at 90 per cent. (or such lesser percentage (not being less than 50 per cent.) as Lloyds TSB may decide) of the shares to which such offer relates), so far as applicable, as those which would apply to the Scheme.

7. If Lloyds TSB is required by the Panel to make an offer for HBOS Shares under the provisions of Rule 9 of the Takeover Code, then Lloyds TSB may make such alterations to any of the above conditions as are necessary to comply with the provisions of that Rule.

8. The Acquisition and the Scheme are governed by Scots law and are subject to the jurisdiction of the Court of Session in Edinburgh, Scotland. The Acquisition will also comply with the applicable rules and regulations of the UK Listing Authority and the London Stock Exchange, with the Takeover Code and any other applicable laws or regulations.

PART 4

HBOS PREFERENCE SHARE SCHEME

HBOS Preference Shareholders will be sent a copy of the HBOS Preference Share Scheme Document. HBOS will provide, without charge, each person to whom a copy of that document has been delivered, upon their written or verbal request, with a copy of any documents incorporated by reference in this document. Copies of any documents incorporated by reference in this document will not be provided unless such a request is made. Requests for copies of any such document should be directed to: Computershare, PO Box 1912, The Pavilions, Bridgwater Road, Bristol BS3 9BR or by telephoning the HBOS shareholder helpline on 0870 702 0102 (or if you are calling from outside the United Kingdom, on +44 870 702 0102) between 8.30 a.m. and 5.30 p.m. (London time) on any Business Day. HBOS ISA Participants should call Halifax Investment Services Limited on 0870 606 6417 (or, if you are calling from outside the United Kingdom, on +44 (0) 870 606 6417). Calls cost 6 pence per minute plus network charges.

1. Introduction

As explained in paragraph 21 of Part 2 (*Explanatory Statement in connection with the Acquisition*) of this document, in connection with the Acquisition, it is proposed, as announced on 14 November 2008, that each class of preference share issued by HBOS, including the HMT Preference Shares to be issued to HM Treasury, be cancelled in consideration for the issue of substantially similar preference shares by Lloyds TSB. It is proposed that this exchange be implemented by way of a separate scheme of arrangement under sections 895 to 899 of the Companies Act. The HBOS Preference Share Scheme is conditional on, amongst other matters, the Scheme becoming effective. The Scheme is in no respect conditional on the implementation of the HBOS Preference Share Scheme.

2. Background to and reasons for the HBOS Preference Share Scheme

The Lloyds TSB Board have requested that HBOS implement the HBOS Preference Share Scheme at this time, as it believes that there are benefits to HBOS Preference Shareholders from becoming shareholders in the ultimate parent company of the Enlarged Group from the time the Acquisition becomes effective as follows:

- HBOS Preference Shareholders currently have access to the cashflows of HBOS and are paid out of distributable reserves of HBOS. Following implementation of the Scheme, the business and operations of the Enlarged Group may be reconfigured by Lloyds TSB, including by means of the transfer of certain businesses and operations out of the HBOS Group, a corporate restructuring and the payment of special dividends. Following any of these actions, HBOS may not have the cash flows and distributable reserves to pay all dividends scheduled to be paid on the HBOS Preference Shares. In contrast, assuming the HBOS Preference Share Scheme becomes effective, as holders of New Lloyds TSB Preference Shares, current HBOS Preference Shareholders will have access to the cashflows and distributable reserves of the Enlarged Group.
- The Enlarged Group is expected by Lloyds TSB to benefit from significant synergies. Lloyds TSB believes that through the implementation of cost synergies and other operational efficiencies, the Enlarged Group will deliver total pre-tax annual cost savings greater than £1.5 billion, or approximately 15.7 per cent. of the combined estimated Lloyds TSB and HBOS 2008 cost base[(1)], by the end of 2011[(2),(3)]. In addition, there are other merger benefits, such as risk management, management, market positions, funding advantage from the largest retail savings base in the UK and from lower CDS spreads. Lloyds TSB expects its focus on relationship lending and robust credit policies is expected to enable sustainable lending growth at relatively low risk.
- Holders of New Lloyds TSB Preference Shares will benefit from greater levels of available information and market analysis of Lloyds TSB as the listed holding company of the Enlarged Group than will be available in relation to HBOS following the implementation of the Scheme.
- The credit rating of Lloyds TSB is currently one notch higher than that of HBOS (HBOS - S&P: A+ (watch positive); Moody's: Aa2 (review for possible downgrade); Fitch: AA (watch negative) and Lloyds Group - S&P: AA- (watch negative); Moody's: Aa1 (review for possible downgrade); Fitch: AA+ (watch negative)).
- The New Lloyds TSB Preference Shares will contain a provision which will prevent dividends being paid on Lloyds TSB Shares and other Lloyds TSB securities which rank junior to the New Lloyds Preference Shares for a specified period if no dividend is paid on the New Lloyds TSB Preference Shares. Lloyds TSB has stated its intention to repurchase the New Lloyds TSB 12% Preference Shares which will be issued to HM Treasury as a part of the Preference Scheme as soon as possible so as to enable it to

(1) Addressable cost base, 12 months to 30 June 2008.

(2) The expected synergies have been calculated by Lloyds TSB on the basis of the existing cost and operating structures of Lloyds TSB and HBOS. Statements of estimated synergies, and calculations of the one-off costs of achieving them, relate to future actions and circumstances which, by their nature, involve risks, uncertainties, contingencies and other factors. As a result, the synergies referred to may not be achievable, or those achieved may be materially different from those estimated.

(3) Run rate at 31 December 2011.

resume the payment of ordinary dividends. Lloyds TSB will assess the range of options available to allow the repurchase in full of the New Lloyds TSB 12% Preference Shares and intends, subject to market conditions and certain restrictions (including FSA approval), to achieve this during 2009 so that the block on the payment of cash ordinary dividends in the terms of those preference shares will be removed. Following that, the dividend stopper language in the New Lloyds TSB Preference Shares will relate to the listed Lloyds TSB ordinary shares on which Lloyds TSB expects to pay dividends. As regards the payment of dividends, Lloyds TSB intends to treat all New Lloyds TSB Preference Shares equally, both inter se and with the existing Lloyds TSB preference shares already in issue.

- The HBOS 6.413% Preference Shares and the HBOS 5.92% Preference Shares have a payment-in-kind feature which allows HBOS the option to pay non-cash dividends without triggering any restrictions on its ability to continue paying dividends on other shares in cash. The terms of the proposed corresponding New Lloyds 6.413% Preference Shares and the New Lloyds 5.92% Preference Shares do not permit the satisfaction of dividends by payments-in-kind, only by cash.

3. Summary of the terms of the HBOS Preference Share Scheme

The HBOS Preference Share Scheme involves the cancellation of each class of HBOS Preference Shares in consideration for the issue by Lloyds TSB to HBOS Preference Shareholders of a substantially similar class of New Lloyds TSB Preference Shares by means of a scheme of arrangement under sections 895 to 899 of the Companies Act.

Under the terms of the HBOS Preference Share Scheme, and subject to the satisfaction or, if permitted, waiver of the HBOS Preference Share Scheme Conditions, it is proposed that the HBOS Preference Shares are cancelled and that holders of HBOS Preference Shares (other than Restricted Entities (as defined in the HBOS Preference Share Scheme Documents)) will be entitled to receive New Lloyds TSB Preference Shares on the following basis:

For every HBOS 9¼% Preference Share	**One new Lloyds TSB 9¼% Preference Share**
For every HBOS 9¾% Preference Share	**One new Lloyds TSB 9¾% Preference Share**
For every HBOS 6.0884% Preference Share	**One new Lloyds TSB 6.0884% Preference Share**
For every HBOS 6.475% Preference Share	**One new Lloyds TSB 6.475% Preference Share**
For every HBOS 6.3673% Preference Share	**One new Lloyds TSB 6.3673% Preference Share**
For every HBOS 6.413% Preference Share	**One new Lloyds TSB 6.413% Preference Share**
For every HBOS 5.92% Preference Share	**One new Lloyds TSB 5.92% Preference Share**
For every HBOS 6.657% Preference Share	**One new Lloyds TSB 6.657% Preference Share**
For every HBOS 12% Preference Share	**One new Lloyds TSB 12% Preference Share**

It is intended that the New Lloyds TSB Preference Shares will be admitted to the Official List and to trading on the London Stock Exchange's main market for listed securities.

The terms and conditions of each class of New Lloyds TSB Preference Shares will be, in substance, similar to those of the equivalent class of HBOS Preference Shares. Information on the differences between the HBOS Preference Shares and the New Lloyds TSB Preference Shares are set out in paragraph 5 of this Part 4.

Following the HBOS Preference Share Scheme becoming effective, the HBOS Preference Shares underlying the HBOS Preference Share ADSs will be cancelled and replaced with an equal number of New Lloyds TSB Preference Shares as set out above. The HBOS Preference Share ADSs will remain outstanding but will then represent the respective New Lloyds TSB Preference Shares.

To become effective, in respect of each class of HBOS Preference Shares, the HBOS Preference Share Scheme requires the approval by that class of HBOS Preference Shareholders at the HBOS Preference Share Scheme Court Meetings and the passing of the HBOS Preference Share Scheme Resolutions at the HBOS General Meeting.

The HBOS Preference Share Scheme will be subject to the HBOS Preference Share Scheme Conditions as summarised in paragraph 4 of this Part 4.

Once the necessary approvals from the HBOS Preference Shareholders have been obtained, the HBOS Preference Share Scheme Resolutions have been passed and the other HBOS Preference Share Scheme Conditions have been satisfied or, where permitted, waived, the HBOS Preference Share Scheme and the related reduction in HBOS's share capital will become effective (in relation to the relevant classes of HBOS Preference Shares) upon delivery of the relevant HBOS Preference Share Scheme court orders to the Registrar of Companies and the registration of the HBOS Preference Share Scheme capital reduction court order by the Registrar of Companies.

If the HBOS Preference Share Scheme is not approved in respect of a class of HBOS Preference Share then the HBOS Preference Share Scheme shall be ineffective in respect of such class of HBOS Preference Share. There is no need for the holders of all classes of HBOS Preference Shares to approve the HBOS Preference Share Scheme in order for it to become effective. In the event that an HBOS Preference Share Scheme Court Meeting in respect of a class of HBOS Preference Shares is adjourned, the HBOS Preference Share Scheme may become effective in respect of that class of HBOS Preference Share at a later time or date to the time

and date on which the Preference Scheme becomes effective in respect of the other classes of HBOS Preference Shares.

It is expected that, subject to the satisfaction or, where permitted, waiver of all of the HBOS Preference Share Scheme Conditions, the HBOS Preference Share Scheme will become effective on the same date that the Acquisition is expected to be completed, being 16 January 2009.

4. Conditions of the HBOS Preference Share Scheme

The HBOS Preference Share Scheme will only be implemented (in respect of each class of HBOS Preference Share) if all the HBOS Preference Share Scheme Conditions have been satisfied or, if permitted, waived. In summary, the implementation of the HBOS Preference Share Scheme in respect of each class of HBOS Preference Shares is conditional upon:

(a) approval of the HBOS Preference Share Scheme by a majority in number representing 75 per cent. or more in value of the relevant class of the HBOS Preference Shareholder present and voting, either in person or by proxy, at the HBOS Preference Share Scheme Court Meeting in respect of that class, or at any adjournment thereof or a written undertaking having been given to the Court by the sole shareholder of that class;

(b) those HBOS Preference Share Scheme Resolutions being duly passed by the requisite majority at the HBOS General Meeting or at any adjournment thereof;

(c) the HBOS Preference Share Reduction Special Resolution in respect of that class of HBOS Preference Shares being duly passed by the requisite majority at the HBOS General Meeting or any adjournment thereof;

(d) the sanction (with or without any modification as may be agreed by HBOS and Lloyds TSB) of the HBOS Preference Share Scheme and the confirmation of the associated reduction of the share capital of HBOS by the Court and the delivery of certified copies of the HBOS Preference Share Scheme court orders together with the minute of the reductions of the share capital of HBOS approved by the Court to, and the registration of the HBOS Preference Share Scheme capital reduction court order by, the Registrar of Companies;

(e) the Scheme becoming effective (with or without any modification as may be agreed by HBOS and Lloyds TSB); and

(f) the other conditions set out in Part 3 of the HBOS Preference Share Scheme Document which are not otherwise summarised in paragraphs (a) to (e) above being satisfied or, if permitted, waived.

5. New Lloyds TSB Preference Shares

The terms and conditions of the New Lloyds TSB Preference Shares are, in substance, similar to those of the HBOS Preference Shares; however, certain provisions will be amended to conform the New Lloyds TSB Preference Shares to the terms of existing preference shares issued by Lloyds TSB and the articles of association of Lloyds TSB. The terms of the New Lloyds TSB Preference Shares reflect current FSA requirements to ensure they will qualify as perpetual non-cumulative preference share capital for regulatory purposes.

The full terms and conditions of each class of New Lloyds TSB Preference Shares will be contained in the prospectus to be issued by Lloyds TSB in connection with the issue of the New Lloyds TSB Preference Shares which will be available following its publication from http://investorrelations.lloydstsb.com/ir/homepage.asp.

6. HBOS General Meeting

The HBOS General Meeting has been convened to enable HBOS Preference Shareholders and HBOS Shareholders to consider and, if thought fit, approve, among other things, special resolutions to implement the HBOS Preference Share Scheme, including:

(i) reducing the capital of HBOS by cancelling and extinguishing each class of HBOS Preference Share;

(ii) increasing the share capital of HBOS to its former amount by the creation of such number of New HBOS Preference Shares as is equal to the number of HBOS Preference Shares which are cancelled, such New HBOS Preference Shares to have substantially the same rights as the relevant class of exising HBOS Preference Shares which are cancelled;

(iii) capitalising the reserve arising in the books of HBOS as a result of the reduction of capital and applying such reserve to pay up each New HBOS Preference Share, which shall be issued, credited as fully paid up and treated as having the same share premium or that of the corresponding HBOS Preference Share to Lloyds TSB (or its nominee(s));

(iv) giving the directors of HBOS the power to allot the New HBOS Preference Shares; and

(v) amending the HBOS Articles for the purpose described below.

At the HBOS General Meeting, the HBOS Preference Shareholders are entitled to vote only on the resolution to implement the HBOS Preference Share Scheme and the resolution which relates to the class of HBOS Preference Share of which they are holders. HBOS Shareholders are entitled to vote on all resolutions to be proposed at the HBOS General Meeting as set out in Part 18 (*Notice of HBOS General Meeting*) of this document.

The approval required at the HBOS General Meeting for the HBOS Preference Share Scheme Resolutions is not less than 75 per cent. of the votes cast by each class of HBOS Preference Shareholders and the HBOS Shareholders. The approval required for each HBOS Preference Share Reduction Special Resolution in respect of a particular class of HBOS Preference Shares is not less than 75 per cent. of the votes cast by the holders of HBOS Preference Shares of that class and HBOS Shareholders. Voting will be on a poll. In respect of the HBOS Preference Share Scheme Resolutions, holders of the HBOS Preference Shares, present in person or by proxy, will be entitled to one vote for each HBOS Preference Share held by them.

If passed by the requisite majority of HBOS Shareholders and HBOS Preference Shareholders, a special resolution will amend the HBOS Articles to ensure that any HBOS Preference Shares issued or transferred after the HBOS Preference Scheme Voting Record Time and before the HBOS Preference Scheme Record Time will be subject to and bound by the HBOS Preference Share Scheme. The amendments will also ensure that any HBOS Preference Shares issued to any person (other than a member of the Lloyds TSB Group) after the HBOS Preference Scheme Record Time will be automatically transferred to Lloyds TSB in consideration of the delivery of New Lloyds TSB Preference Shares by Lloyds TSB on a basis which reflects the terms of the HBOS Preference Share Scheme. These amendments are designed to avoid any person (other than a member of the Lloyds TSB Group which beneficially owns HBOS Preference Shares or their nominees) holding HBOS Preference Shares after the Effective Date. The proposed amendments to the HBOS Articles are set out in Part 18 (*Notice of HBOS General Meeting*) of this document.

PART 5

THE CAPITAL RAISING

1. Introduction

As explained in paragraph 3 of Part 1 (*Letter from the Chairman of HBOS plc*) of this document, HBOS intends to raise approximately £8.5 billion (before costs and expenses) through the Placing and Open Offer. In addition, HM Treasury has agreed to acquire 3,000,000 HMT Preference Shares which is expected to raise approximately £3 billion (before costs and expenses), further details of which are set out in paragraph 4 of this Part 5.

Under the Placing and Open Offer, HBOS intends to issue 7,482,394,366 Open Offer Shares at the Issue Price of 113.6 pence per Open Offer Share. Applications by Qualifying Shareholders will be satisfied in full up to their Open Offer Entitlement. The Excess Application Facility enables Qualifying Shareholders to apply for Open Offer Shares in excess of their Open Offer Entitlement.

HBOS has appointed certain placing agents who have agreed to use reasonable endeavours to procure placees to take up Open Offer Shares at the Issue Price subject to clawback in respect of valid applications for Open Offer Shares by Qualifying Shareholders at the Issue Price.

To the extent Open Offer Shares are not taken up under the Open Offer (whether by way of Qualifying Shareholders' Open Offer Entitlement or through the Excess Application Facility, or placed through the Placing), subject to the terms and conditions of the Placing and Open Offer Agreement, HM Treasury will itself acquire such Open Offer Shares at the Issue Price.

The Placing and Open Offer is conditional on all conditions to the Acquisition (other than certain conditions relating to the Capital Reduction) being satisfied. Once issued, the Open Offer Shares will be subject to the Scheme and it is expected that they will be cancelled in exchange for New Lloyds TSB Shares in accordance with the Scheme.

The full terms and conditions of the Placing and Open Offer will be set out in the HBOS Prospectus.

2. Summary of the Placing and Open Offer

HBOS intends to raise approximately £8.5 billion (before costs and expenses) through the Placing and Open Offer.

Under the Placing and Open Offer, HBOS intends to issue 7,482,394,366 Open Offer Shares at the Issue Price of 113.6 pence per Open Offer Share.

The Issue Price of 113.6 pence per Open Offer Share represents a discount of 10.6 pence (8.5 per cent.) to the Closing Price of 124.2 pence per HBOS Share on 10 October 2008 (being the last trading day prior to the announcement of the Placing and Open Offer).

Qualifying Shareholders, on and subject to the terms and conditions of the Open Offer, will be given the opportunity under the Open Offer to apply for Open Offer Shares at the Issue Price on the following basis:

1.3839 Open Offer Shares for every one Existing HBOS Share

registered in the name of each Qualifying Shareholder on the Open Offer Record Date and so in proportion for any other number of Existing HBOS Shares then registered (subject to the terms of the Excess Application Facility).

Applications by Qualifying Shareholders will be satisfied in full up to their Open Offer Entitlements. The Excess Application Facility enables Qualifying Shareholders who have taken up their Full Open Offer Entitlement to apply for Open Offer Shares in excess of their Open Offer Entitlements. If the total number of Open Offer Shares applied for by Qualifying Shareholders exceeds 7,482,394,366, excess applications will be scaled back in accordance with the term of the Excess Application Facility.

HBOS has appointed certain placing agents who have agreed to use reasonable endeavours to procure placees to take up Open Offer Shares at the Issue Price subject to clawback in respect of valid applications for Open Offer Shares by Qualifying Shareholders at the Issue Price.

Under the Placing, which may or may not take place, each of the HBOS placing agents will use reasonable endeavours to procure placees to take up Open Offer Shares at not less than the Issue Price, subject to the passing of the Capital Raising Resolutions and, in the case of placees procured prior to the announcement of the results of the Open Offer, subject to clawback in respect of valid applications for Open Offer Shares by Qualifying Shareholders at the Issue Price. Alternatively the HBOS placing agent may procure placees to acquire HBOS Shares in order to become HBOS Shareholders so as to be entitled to participate in the Open Offer and to make an application under the Excess Application Facility.

To the extent Open Offer Shares are not taken up under the Placing and Open Offer (whether by way of Qualifying Shareholders' Open Offer Entitlements, through the Excess Application Facility or placed through the Placing, if any), subject to the terms and conditions of the Placing and Open Offer Agreement, HM Treasury will itself acquire such Open Offer Shares at the Issue Price.

Fractions of Open Offer Shares will not be allotted to Qualifying Shareholders under the Open Offer and fractional entitlements under the Open Offer will be rounded down to the nearest whole number of Open Offer Shares.

Upon completion of the Placing and Open Offer, the Open Offer Shares will represent approximately 58.1 per cent. of the Enlarged HBOS Issued Share Capital and the Existing HBOS Shares will represent approximately 41.9 per cent. of the Enlarged HBOS Issued Share Capital. (However, as noted in paragraph 2(a) of Part 1 (*Letter from the Chairman of HBOS plc*), if no shares were allotted to any placee other than HM Treasury under either the Placing and Open Offer or the Lloyds TSB Placing and Open Offer, following completion of the Recommended Transaction, existing Lloyds TSB Shareholders would own approximately 36.5 per cent. of the issued ordinary share capital of Lloyds TSB as enlarged by the Acquisition and the Lloyds TSB Placing and Open Offer, with existing HBOS Shareholders owning approximately 20 per cent. and HM Treasury owning approximately 43.5 per cent.)

The Placing and Open Offer is conditional on all conditions to the Acquisition (other than certain conditions relating to the Capital Reduction) being satisfied (or, where permitted, waived) and on the fulfilment of the other terms of the Placing and Open Offer Agreement. The Open Offer Shares issued pursuant to the Placing and Open Offer will be subject to the Scheme and it is expected that they will be acquired by Lloyds TSB as part of the Acquisition on 16 January 2009 and cancelled as a result of the Scheme in exchange for New Lloyds TSB Shares. Accordingly, Qualifying Shareholders participating in the Placing and Open Offer and placees who have acquired Open Offer Shares will receive Open Offer Shares which will be exchanged into New Lloyds TSB Shares within one Business Day of their issue as a result of the completion of the Acquisition.

The Exchange Ratio of 0.605 of a New Lloyds TSB Share per HBOS Share (as announced in the Revised Offer Announcement) was agreed by the HBOS Board and the Lloyds TSB Board with reference to the £8.5 billion of new equity being raised by the issue of 7,482,394,366 Open Offer Shares at 113.6 pence per share and £4.5 billion of new equity being raised by Lloyds TSB by the issue of approximately 2.6 billion new Lloyds TSB Shares Open Offer at 173.3 pence per share pursuant to the Lloyds TSB Placing and Open Offer.

Under the terms of the Open Offer, Qualifying Shareholders have the opportunity to acquire Open Offer Shares at 113.6 pence per share. Under the terms of the Acquisition each Open Offer Share will be exchanged for 0.605 of a Lloyds TSB Share.

Qualifying Shareholders who are considering acquiring Open Offer Shares should therefore bear in mind that the Issue Price of 113.6 pence per Open Offer Share is equivalent to the price of 187.77 pence for a Lloyds TSB Share. Under the terms of the Lloyds TSB Open Offer, Lloyds TSB Shareholders will have the opportunity to acquire Lloyds TSB Open Offer Shares at 173.3 pence per Lloyds TSB Open Offer Share. This difference arises because of the fixed discount of 8.5 per cent. to each company's closing share price as of 10 October 2008 (the last trading date before the announcement of the Capital Raising on 13 October 2008) agreed as a term of the Placing and the Lloyds TSB Placing, and the combined impact of the Capital Raising and the Lloyds TSB Placing and Open Offer and issue by Lloyds TSB of the Lloyds TSB HMT Preference Shares. Before making any decision to acquire Open Offer Shares, HBOS Shareholders should, aside from making an assessment of the likely prospects of the Enlarged Group and the potential benefits arising out of the Acquisition, consider both the HBOS share price and the Lloyds TSB share price in the market at the time, in the light of the implied subscription price of 187.77 pence per Lloyds TSB Share. **If you have any doubt about what action to take, you should contact your independent financial adviser**.

HM Treasury has informed HBOS that it is not a permanent investor in UK banks. Its intention, over time, is to dispose of any Open Offer Shares or New Lloyds TSB Shares it may acquire under the Placing and Open Offer or the Lloyds TSB Placing and Open Offer (as the case may be) or pursuant to the Acquisition in an orderly way and would normally expect to consult HBOS or the Enlarged Group board of directors (as relevant) prior to such disposal. While HBOS has given certain undertakings to HM Treasury, following completion of the Acquisition, it is expected that the undertakings which Lloyds TSB has given to HM Treasury described in paragraph 6 of Part 7 (*Further Information on Lloyds TSB*) (and not the undertakings given by HBOS and which are set out in Part 6 (Conditions Relating to the Proposed Government Funding)) will apply to the Enlarged Group. The Lloyds TSB undertakings relate to such matters as availability and active marketing of competitively priced mortgage lending and lending to SMEs and board remuneration aimed at ensuring that any state aid involved in the potential acquisition of Lloyds TSB Open Offer Shares and the Enlarged Group's potential participation in the guarantee scheme to be promoted by HM Treasury as part of its support for the UK banking industry is compatible with the common market under EU law. However, further undertakings may be required from the Enlarged Group to ensure such compatibility. The HBOS Board also understands that a restriction on the payment of dividends on the New Lloyds TSB Shares will also apply for so long as any of the Enlarged Group HMT Preference Shares are outstanding.

3. Conditions of the Open Offer

The Open Offer is conditional on the Placing and Open Offer Agreement becoming unconditional in all respects. The conditions to the Placing and Offer Agreement include:

(i) the obtaining or waiver of such regulatory approvals, authorisations and consents as may be required as a consequence of the activities contemplated by the Placing and Open Offer Agreement and the HMT Preference Share Subscription Agreement;

(ii) there having occurred or being reasonably likely to occur, in the opinion of HM Treasury (acting in good faith), no event which has resulted or may result in a material adverse change in or affecting the condition (financial, operational, legal or otherwise), profitability, prospects, solvency, business affairs or operations of the HBOS Group taken as a whole, whether or not arising in the ordinary course of business;

(iii) the Acquisition having been announced on terms such that, if the Acquisition becomes effective in accordance with its terms, the HBOS Shares shall be acquired by Lloyds TSB on terms such that, in consideration of the cancellation or transfer of the Open Offer Shares it has acquired pursuant to the Placing and Open Offer, HM Treasury (or one or more persons nominated by HM Treasury) shall receive New Lloyds TSB Shares;

(iv) the Acquisition being subject only to those Conditions which are required for implementation: specifically the requisite shareholder approval, Court approval of the Scheme and regulatory clearances, Admission of the New Lloyds TSB Shares; and

(v) (a) all resolutions necessary to implement the Acquisition and the Placing and Open Offer having been approved by HBOS Shareholders and Lloyds TSB Shareholders; (b) the Scheme Court Hearing (but not the Reduction Court Hearing) having been held and the Scheme Court Order having been made; and (c) the Placing and Open Offer Agreement not having terminated in accordance with its terms prior to the Scheme Court Hearing; and (d) the making of the Scheme Court Order.

Certain of the conditions to the Placing Open Offer Agreement may be waived by HM Treasury at its sole discretion. The condition described in sub-paragraph (v) above is, among others, not capable of waiver by HM Treasury.

Please see paragraph 12(c) of Part 13 (*Additional Information*) of this document for a summary of the material terms of the Placing and Open Offer Agreement.

Accordingly, if these and the other conditions to the Open Offer are not satisfied, the Placing and Open Offer will not proceed and any applications made by Qualifying Shareholders will be rejected. In such circumstances, application monies will be returned (at the applicant's sole risk), without payment of interest, as soon as practicable thereafter.

4. HM Treasury Preference Share Subscription

The HM Treasury Preference Share Subscription is intended to raise proceeds of approximately £3 billion (before costs and expenses).

Under the terms of the HMT Preference Share Subscription Agreement, HBOS intends to issue to HM Treasury 3,000,000 HMT Preference Shares at an issue price of £1,000 per HMT Preference Share.

The HM Treasury Preference Share Subscription is conditional upon the Placing and Open Offer Agreement becoming unconditional in accordance with its terms. Once issued, the HMT Preference Shares will be subject to the HBOS Preference Share Scheme and will be cancelled in accordance with the HBOS Preference Share Scheme on the effective date of the HBOS Preference Share Scheme and exchanged for new Lloyds TSB 12% Preference Shares.

In respect of the period from (and including) the issue date of the HMT Preference Shares to (but excluding) the fifth anniversary of the issue date of the HMT Preference Shares, dividends on the HMT Preference Shares will be payable semi-annually at a rate of 12 per cent. of the liquidation preference of £1,000 per Preference Share per annum. In respect of the period from (and including) the fifth anniversary of the issue date of the HMT Preference Shares, to the extent that the HMT Preference Shares are not redeemed on or before such date, dividends will be payable quarterly at a rate, reset quarterly, of 7 per cent. per annum above three-month sterling LIBOR.

No dividend may be paid or distribution made on the HBOS Shares nor may any HBOS Shares be redeemed, purchased, cancelled or otherwise acquired by HBOS until the HMT Preference Shares have been redeemed or repurchased in full. The HMT Preference Shares may not be redeemed until after five years from the date of issue, although they may be repurchased on the open market, in both cases in accordance with the requirements of the FSA. The dividend restriction in this paragraph does not apply in respect of other classes of HBOS's share capital, including other preference shares.

If a dividend is not paid on the HMT Preference Shares on a date which a dividend would otherwise fall to be paid, then HBOS must not declare or pay a dividend or redeem, purchase, cancel or otherwise acquire any HBOS Shares or certain other HBOS Preference Shares for a period of between three months and a year after the last missed payment in respect of the HMT Preference Shares, the length of which depends on the nature of the relevant shares. In all other cases, dividends on the other preference shares issued by HBOS will continue to be paid in accordance with their terms.

The HMT Preference Shares will be issued credited as fully paid and, on any liquidation, will rank *pari passu* in all respects with the most senior preference shares then in issue and any other class of shares in issue at the time the HMT Preference Shares are issued pursuant to the HMT Preference Share Subscription Agreement, or to be issued, which are expressed to rank equally with the HMT Preference Shares.

5. Rule 9 Waiver

It is a condition of the Placing and Open Offer Agreement (although HM Treasury may waive such condition at its discretion) and a requirement of the Takeover Code that HBOS Shareholders approve the waiver of the obligation on HM Treasury to make a general offer to HBOS Shareholders in accordance with Rule 9 of the Takeover Code in the event that, as a result of the Placing and Open Offer, HM Treasury becomes interested in shares carrying, in aggregate, 30 per cent. or more of the voting rights in the Enlarged HBOS Share Capital. Following the completion of the Placing and Open Offer (and prior to the completion of the Acquisition), if none of the existing HBOS Shareholders acquires any Open Offer Shares pursuant to the Placing and Open Offer, HM Treasury would hold a maximum of 7,482,394,366 HBOS Shares (representing approximately 58.1 per cent. of the Enlarged HBOS Issued Share Capital).

Rule 9 of the Takeover Code is designed to prevent the acquisition or control of a company to which the Takeover Code applies without a general cash offer being made to all shareholders of that company. Under Rule 9 of the Takeover Code, when any person acquires, whether by a series of transactions over a period of time or not, an interest in shares (as defined in the Takeover Code) which (taken together with shares in which persons acting in concert with him are interested) carry 30 per cent. or more of the voting rights of a company which is subject to the Takeover Code, that person is normally obliged to make a general cash offer to all the remaining shareholders of the company to acquire their equity shares and transferable securities carrying voting rights in the company. Furthermore, under Rule 9 of the Takeover Code when a person, together with persons acting in concert with him, is interested in shares which in the aggregate carry not less than 30 per cent. of the voting rights of a company but does not hold shares carrying more than 50 per cent. of such voting rights and such person, or any person acting in concert with him, acquires an interest in any other shares which increases the percentage of shares carrying voting rights in which he is interested, that person is normally obliged to make a general cash offer to all the remaining shareholders of the company to acquire their equity shares and transferable securities carrying voting rights in the company.

However, where the obligation to make a general offer under Rule 9 of the Takeover Code might arise following an issue of new shares, the Panel will normally consent to a waiver of that obligation provided that, among other things, such waiver is approved by a vote of independent shareholders. In this case, the Panel has been consulted and has agreed, subject to the passing (on a poll vote) by the HBOS Shareholders, other than HM Treasury, of Resolution 1 set out in the notice convening the HBOS General Meeting, to waive the obligation on HM Treasury to make a general offer to HBOS Shareholders under Rule 9 of the Takeover Code that might otherwise arise on HM Treasury upon completion of the Placing and Open Offer.

The Rule 9 Waiver is being sought purely for technical reasons. It is a consequence of the relationship between the conditions of the Placing and Open Offer and the mechanics of the Scheme that the Open Offer Shares will be issued after dealings in HBOS Shares on the London Stock Exchange have been suspended but a short period before the Scheme is expected to become effective. The Rule 9 Waiver is therefore required to avoid any obligation on HM Treasury to make a general offer to HBOS Shareholders as a consequence of that circumstance.

Following the HBOS General Meeting, if the Scheme is not completed, and depending, among other things, on the number of Open Offer Shares acquired by HBOS Shareholders and placees pursuant to the Placing and Open Offer, HM Treasury may potentially, in aggregate, hold shares representing more than 50 per cent. of HBOS's voting share capital. In such circumstances HM Treasury would be able to increase its interests in HBOS Shares without incurring any further obligation under Rule 9 of the Takeover Code to make a general offer to HBOS Shareholders for all the remaining HBOS Shares held by them.

6. The HBOS General Meeting

The HBOS General Meeting will be held on 12 December 2008, at 10.10 a.m. (or as soon thereafter as the Court Meeting shall have been concluded or adjourned) at The NEC Birmingham, B40 1NT. A summary and explanation of the Capital Raising Resolution is set out below. Please also see paragraph 9 of Part 2 (*Explanatory Statement in connection with the Scheme*) of this document for a description of the Scheme Special Resolution, and paragraph 6 of Part 4 (*HBOS Preference Share Scheme*) of this document for a description of the HBOS Preference Share Scheme Resolutions, to be passed at the HBOS General Meeting in connection with the Scheme and the HBOS Preference Share Scheme.

Please note that the summary of the Capital Raising Resolution below, and the summaries of the Scheme Resolution and the HBOS Preference Share Scheme Resolutions set out in Part 2 (*Explanatory Statement in connection with the Acquisition*) are not the full text of the resolutions and you should read such summaries in conjunction with the notice of the HBOS General Meeting set out in Part 18 (*Notice of HBOS General Meeting*) of this document.

Resolution 1 – Rule 9 Waiver Resolution

Resolution 1, which is an ordinary resolution, has been proposed to approve the waiver of the potential obligation for HM Treasury to make a general offer to HBOS Shareholders under Rule 9 of the Takeover Code as a result of the Placing and Open Offer.

Resolution 2 – Capital Raising Resolution

Part (a) of resolution 2, which is a special resolution, will increase:

(i) HBOS's authorised, but unissued, ordinary share capital by the creation of a further 7,500,000,000 new HBOS Shares (which represents an increase of approximately 98.2 per cent. in the authorised ordinary share capital of HBOS following the General Meeting held on 26 June 2008). This will create additional ordinary share capital to be issued as part of the Open Offer and allow HBOS to retain sufficient authorised, but unissued, ordinary share capital for general purposes following the Placing and Open Offer in case the Acquisition does not proceed; and

(ii) HBOS's authorised preference share capital by the creation of a further 3,000,000 preference shares of £1 each. This will create additional sterling preference share capital to replace those issued to HM Treasury pursuant to the HM Treasury Preference Share Subscription.

Part (b) of resolution 2, which is a special resolution, will grant the HBOS Directors authority to allot the Open Offer Shares and new preference shares of £1 each created pursuant to part (a) for the purposes of the Open Offer.

The maximum aggregate amount of ordinary share capital set out in part (b) of resolution 2 represents 138.7 per cent. of the total issued ordinary share capital of HBOS as at 12 November 2008 (being the latest practicable date prior to the date of this document and is to be given in addition to existing authorities to allot HBOS Shares). Assuming the Placing and Open Offer takes place, the maximum aggregate amount of ordinary share capital which the HBOS Directors will have authority to allot pursuant to this and existing authorities will then represent 15.23 per cent. of the total issued ordinary share capital of the Company following the Placing and Open Offer. As at 12 November 2008 (being the latest practicable date before the publication of this document), the Company holds no shares in treasury. The authority given by Part (b) of resolution 2 shall expire on 30 June 2009.

The HBOS Directors at present intend to use this authority and other existing authorities to allot the Open Offer Shares in connection with the Placing and Open Offer and new preference shares of £1 each in connection with the HM Treasury Preference Share Subscription and to satisfy awards under the HBOS Share Option Schemes.

Part (c) of Resolution 2, which is a special resolution, is being proposed to approve the Capital Raising and to authorise the HBOS Directors to exercise all powers of HBOS to the extent the HBOS Directors determine necessary to implement the Capital Raising.

Resolution 3 – The Scheme Special Resolution

A description of the Scheme Special Resolution, to be proposed at the HBOS General Meeting in connection with the Scheme, is set out in paragraph 10(b) of Part 2 (*Explanatory Statement in connection with the Scheme*) of this document.

Resolutions 4 to 13 – The Preference Share Scheme Resolutions

Further details of the HBOS Preference Share Scheme, and the approvals sought at the HBOS General Meeting in relation thereto, including a description of the Preference Share Scheme Resolutions, to be proposed at the HBOS General Meeting in connection with the Preference Share Scheme, are set out in Part 4 (*HBOS Preference Share Scheme*) of this document.

7. Action to be taken

Your attention is drawn to paragraph 9 of Part 1 (*Letter from the Chairman of HBOS plc*) and paragraph 10 of Part 2 (*Explanatory Statement in connection with the Scheme*) which set out the action to be taken.

8. HBOS Share Schemes

HBOS operates the HBOS Share Schemes under which participants may acquire HBOS Shares.

Where participants have a conditional right to acquire HBOS Shares under the HBOS Share Schemes (i.e. an option or a conditional share award), such rights may be adjusted in such a way as the HBOS Directors (or a committee of the HBOS Directors) consider appropriate to take account of the Placing and Open Offer. In the case of some of the HBOS Share Schemes such adjustments, if any, will be subject to the approval of HMRC or the relevant tax authorities in jurisdictions outside of the UK. Participants may be contacted separately with further information on how their options and awards may be affected by the Placing and Open Offer.

Where participants in the HBOS Share Schemes have a beneficial interest in HBOS Shares, and the legal ownership of such HBOS Shares is held by a trustee, participants may, subject to any relevant securities laws, be entitled to participate in the Open Offer on the same basis as other Qualifying Shareholders. Participants in those HBOS Share Schemes will be contacted separately with further information on how they can instruct the trustee to apply for Open Offer Shares.

9. Further information

The HBOS Prospectus is expected to be published on or about 18 November 2008 and will contain the formal terms and conditions of the Placing and Open Offer. This document does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to acquire any Open Offer Shares to be issued in connection with the proposed Open Offer and/or to take up any entitlements. The offer to acquire Open Offer Shares pursuant to the Placing and Open Offer will be made solely pursuant to the HBOS Prospectus. Investors should not acquire any Open Offer Shares except on the basis of the information contained in the HBOS Prospectus.

The Open Offer Shares to be offered and sold under the Placing and Open Offer have not been and will not be registered under the Securities Act or under any other relevant securities laws of any state or other jurisdiction of the United States and accordingly may not be offered, sold, taken up, exercised resold, renounced, transferred or delivered, directly or indirectly, in or into the United States at any time without registraton or an applicable exemption from the registration requirements of the Securities Act and in compliance with state securities laws.

PART 6

CONDITIONS RELATING TO THE PROPOSED GOVERNMENT FUNDING

In addition to the restriction on the payment of dividends discussed in paragraph 4 of Part 5 (*The Capital Raising*), the following conditions will apply to the HBOS Group as a result of the Proposed Government Funding, the credit guarantee scheme announced on 11 October 2008, the extension of the short term liquidity measures provided by the Bank of England and the related state aid clearance by the European Commission dated 13 October 2008 regarding the UK support scheme for financial institutions (the "**Clearance**").

Unless stated otherwise, the conditions below will apply until the European Commission determines (or a court of competent jurisdiction finally determines) that HBOS is no longer in receipt of the aid which is the subject of the Clearance. If HBOS does not utilise (or ceases to utilise) the wholesale funding guarantee provided pursuant to the credit guarantee scheme and either the Placing does not occur or the Placing does occur, but HM Treasury substantively reduces its holding of HBOS Shares and/or HMT Preference Shares, HM Treasury will consult with HBOS with a view to making submissions to the European Commission to obtain clarity as to the duration of the conditions and/or seek their disapplication.

HBOS anticipates that, following completion of the Acquisition, the conditions relating to the Proposed Government Funding set out in paragraph 6 of Part 7 (*Further Information on Lloyds TSB*) (and not the conditions set out below) will apply to the Enlarged Group.

(a) Remuneration

(i) Remuneration of the Board of Directors

(A) HBOS Directors will receive no bonuses for 2008. If such directors are entitled to bonuses as part of contractual arrangements, they will relinquish their entitlements voluntarily.

(B) The Enlarged Group will comply with the ABI best practice code on remuneration. Remuneration will seek to reward long-term value creation and will not encourage excessive risk-taking. Short-term indicators will be taken into account only where fully consistent with long-term value creation and not encouraging excessive risk taking. Reward for board members will also take into account internal relative compensation packages and perceived fairness in the current economic climate.

(C) No rewards for failure: where a director loses the confidence of the board, they should be able to be dismissed at a cost that is reasonable and perceived as fair.

(ii) HBOS commits to comply with a new FSA Code on risk based remuneration.

(b) Corporate Governance

HM Treasury will work with the HBOS Board on its appointment of two new independent directors. Thereafter, consistent with best practice, HBOS will engage constructively with HM Treasury in its role as a shareholder.

(c) Lending

(i) Mortgages

(A) The HBOS Group commits to immediately restore and maintain the availability and active marketing of competitively priced mortgage lending (other than in the nonconforming market) through to the end of 2011 at a level at least equivalent to that of 2007.

(B) HBOS will participate in industry-wide initiatives, including the small business forum and other industry-wide initiatives of a similar nature, and will comply with Government codes of practice and guidance.

(C) HBOS commits to make available, until the end of 2009, a sum to be agreed for the establishment and maintenance of shared equity/shared ownership schemes to help people struggling with mortgage payments to stay in their homes, either through individual bank schemes or paid into a central fund run by the UK banking industry.

(D) The HBOS Group commits to make available, until the end of 2009, a sum to be agreed to support ongoing expansion of financial capability initiatives.

(ii) SMEs

(A) The HBOS Group commits to immediately restore and maintain the availability and active marketing of competitively priced lending to SMEs through to the end of 2011 at a level at least equivalent to that of 2007.

(B) The HBOS Group will publish an annual report, for each year through to the end of 2011, on:

I. the overall level of lending to SMEs;

II. overdraft facilities and loans to SMEs: volumes, amounts and interest rates and other charges;

III. the amount of foreclosures of debt finance made available to SMEs;

IV. the amount of lending through the Small Firms Loan Guarantee Scheme; and

v. the application and use of a European Investment Bank global loan facility to secure additional liquidity specifically for SME lending.

(iii) The activities of the HBOS Group will be limited to the higher of: (i) the annual growth rate of growth of UK nominal gross domestic product in the preceding year; and (ii) the average historical growth of the balance sheets in the UK banking sector during the period from 1987 to 2007, unless there is evidence that the thresholds are exceeded for reasons unrelated to the provision of the aid referred to in the Clearance.

(iv) Further, in conjunction with HM Treasury, HBOS Group will, within six months of the earlier of the Recognition Date (as defined in the rules of the 2008 Credit Guarantee Scheme) and Admission, prepare a restructuring plan in a form suitable for notification to the European Commission in accordance with the Clearance and, at the request of the UK Government, furnish all information reasonably necessary for complying with the terms of the Clearance.

(d) Other

HBOS will use The Mound as its Scottish headquarters, will hold its annual general meeting in Scotland and will print Bank of Scotland bank notes.

FURTHER INFORMATION ON LLOYDS TSB

Unless otherwise indicated the financial information in this Part 7 relating to Lloyds TSB has been extracted without material adjustment from information included in Lloyds TSB's interim results for the six months ended 30 June 2008 or included in Lloyds TSB's Circular.

1. Background on the Lloyds TSB Group

Lloyds TSB's strong track record of delivery is built on the successful implementation of its strategy to develop long term customer relationships and build strong customer franchises. Lloyds TSB has continued to extend the depth and reach of its customer relationships, achieving robust sales growth whilst maintaining efficiency and a prudent approach to risk. It is Lloyds TSB's belief that this relationship focused strategy has demonstrated its effectiveness in generating sustainable, high quality returns for shareholders.

(a) Strong customer relationships

Customer relationships are critical to Lloyds TSB's strategy. The Lloyds TSB Group seeks to develop deep, long-lasting relationships with its customer base in order to deliver high quality, sustainable growth over time. The focus on both customer acquisition and on building diversified, sustainable revenue streams from existing customers allows Lloyds TSB to drive growth while minimising both its costs and risk profile.

The success of the customer strategy is demonstrated by:

(i) The ability to deepen existing customer relationships and generate high quality income through diversified, sustainable revenue streams

Underlying income for the Lloyds TSB Group increased by 9 per cent. in the six months to June 2008, as compared to the same period in 2007, with improvements over a broad range of products including mortgages, personal loans, bank savings and wealth management, while profit before tax increased by 11 per cent. Excellent cost control has allowed Lloyds TSB to reduce its cost income ratio while continuing to make ongoing investments in the business. The retail bank has continued to make excellent progress, delivering strong product sales growth and revenue momentum. Retail customer deposits increased by 10 per cent. in the same period, with particularly strong progress in growing relationship-focused bank savings and wealth management deposit balances. The retail business continues to deepen customer relationships, both at the time of customer acquisition and over time. During the first half of 2008, over 99 per cent. of new personal loans and 90 per cent. of new credit cards sold were to existing customers which allows better risk assessment. Retail asset growth was 8 per cent., primarily in the form of mortgages, in the six months to 30 June 2008, as compared to the same period in 2007, and Lloyds TSB enjoyed a 24 per cent. market share of net new lending over the same period. Lloyds TSB also continues to develop its insurance business with an increase in bancassurance sales of 8 per cent. in the six months to 30 June 2008 building on the success of the simplified product range developed for distribution through the Lloyds TSB branch network, Commercial Banking and Wealth Management channels.

In Corporate Markets further progress has been made in developing Lloyds TSB's relationship banking franchise supported by strong cross selling performance. Revenues from cross sales to existing customers increased by 64 per cent. in the six months to 30 June 2008, as compared to the same period in 2007. In Commercial Banking growth in business volumes in particular, supported by 22 per cent. growth in lending to SMEs with a turnover of up to £15 million during the twelve months to 30 June 2008, has resulted in strong trading surplus growth. Lending margins have widened in the corporate business and Lloyds TSB enjoyed excellent wholesale liability growth of 18.2 per cent. in the six months to 30 June 2008 as compared to the same period in 2007.

(ii) The continued acquisition of new customers

Lloyds TSB has continued to make good progress in expanding its customer franchise. The retail bank opened nearly half a million new current accounts and achieved a 24.4 per cent. market share of net new mortgage lending in the first half of the year. In Commercial Banking the Lloyds TSB Group has continued to win new high value customers in the £0.5 to £2 million and £2 to £15 million turnover range achieving a market share in these segments of 16 per cent. and 13 per cent. respectively as at 30 June 2008 as a result of attracting customers "switching" from other financial services providers. In the mid market corporate segment, market share has increased from 12 per cent to 14 per cent. over the period from 30 June 2007 to 30 June 2008.

(iii) Continuous productivity improvement

Superior performance requires a continuous focus on productivity improvement, which drives both improved customer service and cost reduction. In recent years, Lloyds TSB has been building a set of strong capabilities in error reduction, operations efficiency and procurement. Alongside those capabilities, the Lloyds TSB Group applies an "income growth must exceed cost growth" discipline in setting goals for each business, requiring a wider gap between income growth and cost growth for lower growth

businesses than for higher growth businesses. At the Lloyds TSB Group level, for the six months to June 2008, income increased by 9 per cent. whilst costs increased by 5 per cent. as compared to the same period in 2007.

All three divisions in Lloyds TSB have demonstrated growing levels of income per employee (pre-dislocation costs) and falling unit costs and Retail Banking and International Banking have demonstrated much reduced error rates in key processes in recent years; achieved without affecting investment in future growth. These improvements in operational effectiveness have led to a further reduction in the Lloyds TSB Group cost: income ratio to 46.6 per cent. for the six months to 30 June 2008, compared to 48.6 per cent. for the six months to 30 June 2007, and 50.6 per cent for the six months to 30 June 2006.

(iv) *Capital and risk management*

Lloyds TSB measures economic profit growth to determine where value is created or destroyed. It has developed a framework to measure economic equity requirements across all its businesses, taking into account market, credit, insurance, business and operational risk. Using economic profit as a key performance measure enables the Lloyds TSB Group to understand which strategies, products, channels and customer segments are creating the most value and to make better capital allocation decisions as a result. Lloyds TSB Group economic profit for the six months to June 2008 was £1,013 million[1], an increase of 7 per cent. over the same period in 2007.

The application of these economic profit disciplines, alongside a strategy linked to ensuring that revenue growth exceeds cost growth, has contributed towards a significant improvement in the capital efficiency of the Lloyds TSB Group's Insurance and Investments division. This has been further improved by a shift in business mix towards sectors offering higher risk adjusted returns in wholesale banking. By the continued rigorous application of these disciplines at every level, the Lloyds TSB Group expects to further improve capital efficiency. Post-tax return on equity for the six months to 30 June 2008 was 26.8 per cent. compared with 26.1 per cent. for the six months to 30 June 2007.[2]

The Lloyds TSB Directors believe that Lloyds TSB's relationship based business model, the efficiency of its operations and its effective capital and risk management position it well for future development.

2. Information on the Lloyds TSB Group

(a) Overview

The Lloyds TSB Group is a diversified UK based financial services group providing a wide range of banking and financial services, primarily in the UK, to personal and corporate customers. Its main business activities are retail, commercial and corporate banking, general insurance, and life, pensions and investment provision. For the six months ended 30 June 2008, Lloyds TSB had revenues of £4.6 billion and net income of £0.6 billion. As at 30 June 2008, the Lloyds TSB Group had total assets of £367.8 billion and shareholders' equity of £10.8 billion. As at 30 June 2008, the risk asset ratios were 11.3 per cent. for total capital, 8.6 per cent. for Tier 1 capital and 6.2 per cent. for core Tier 1 capital.

The Lloyds TSB Group was formed in 1995 following the merger of Lloyds Bank and TSB Group plc, and comprises the Lloyds TSB brand, along with Cheltenham & Gloucester, one of the largest mortgage providers in the UK, and Scottish Widows, one of the UK's largest providers of life, pensions and investment products.

Lloyds TSB Group's activities are organised into three divisions: UK Retail Banking, Insurance and Investments and Wholesale and International Banking. Services provided by UK Retail Banking include the provision of banking and other financial services to personal customers, private banking and mortgages. Insurance and Investments offers life assurance, pensions and investment products, general insurance and fund management services. Wholesale and International Banking provides banking and related services for major UK and multinational corporates and financial institutions, and small and medium-sized UK businesses. It also provides asset finance to personal and corporate customers, manages Lloyds TSB Group's activities in financial markets through its treasury function and provides banking and financial services overseas.

The operations of Lloyds TSB Group in the UK are conducted through over 1,980 branches of Lloyds TSB Bank, Lloyds TSB Scotland and Cheltenham & Gloucester. C&G is Lloyds TSB Group's specialist mortgage arranger. International business is conducted mainly in the US and continental Europe. Lloyds TSB Group's services in these countries are offered largely through branches of Lloyds TSB Bank. Lloyds TSB Group also offers offshore banking facilities in a number of countries.

(b) History and development of Lloyds TSB

The history of the Lloyds TSB Group can be traced back to the 18th century when the banking partnership of Taylors and Lloyds was established in Birmingham, England. Lloyds Bank Plc was incorporated in 1865 and during the late 19th and early 20th centuries entered into a number of acquisitions and mergers, significantly increasing the number of banking offices in the UK. In 1995, it continued to expand with the acquisition of the Cheltenham and Gloucester Building Society.

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(1) This unaudited data has been extracted from the Lloyds TSB Interim Results for the period ended 30 June 2008.

(2) On a continuing business basis and excluding volatility provisions in respect of US dollar payments, impact of market dislocation and settlement of overdraft claims. Sourced from Lloyds TSB 2008 Interim Results Presentation.

TSB Group plc became operational in 1986 when, following UK Government legislation, the operations of four Trustee Savings Banks and other related companies were transferred to TSB Group plc and its new banking subsidiaries. By 1995, the TSB Group had, either through organic growth or acquisition, developed life and general insurance operations, investment management activities, and a motor vehicle hire purchase and leasing operation to supplement its retail banking activities.

In 1995, TSB Group plc merged with Lloyds Bank Plc. Under the terms of the merger, the TSB and Lloyds Bank groups were combined under TSB Group plc, which was re-named Lloyds TSB Group plc with Lloyds Bank Plc, which was subsequently renamed Lloyds TSB Bank plc, the principal subsidiary. In 1999, the businesses, assets and liabilities of TSB Bank plc, the principal banking subsidiary of the TSB Group prior to the merger, and its subsidiary Hill Samuel Bank Limited were vested in Lloyds TSB Bank plc, and in 2000, the Lloyds TSB Group acquired Scottish Widows' Fund and Life Assurance Society. In addition to already being one of the leading providers of banking services in the UK, this transaction also positioned the Lloyds TSB Group as one of the leading suppliers of long-term savings and protection products in the UK.

In more recent years, the Lloyds TSB Group has disposed of a number of its non-core operations, as part of the process of managing its portfolio of businesses to focus on its core markets. These disposals have resulted in a significant reduction in the size of the Lloyds TSB Group's international business.

(c) Strategy

In an environment of strong competition, the Lloyds TSB Group believes that shareholder value can best be achieved by:

(i) focusing on markets where it can build and sustain competitive advantage;

(ii) developing business strategies which are founded on being profitably different in the way it creates customer value; and

(iii) building a high-performance organisation focused on the right goals and the best possible execution of the Lloyds TSB Group's strategies.

Reflecting this, in 2003, the Lloyds TSB Group put in place a three-phase strategy. In phase 1, the Lloyds TSB Group focused on enhancing the quality of its earnings by exiting businesses which were not regarded as core or which added unnecessary volatility to earnings. During this phase, the Lloyds TSB Group divested businesses in New Zealand and Latin America, markets in which it did not expect to be able to build and sustain competitive advantage. In phase 2, the Lloyds TSB Group focused on accelerating growth by deepening its customer relationships, improving productivity and building competitive advantage through enhanced capabilities. The Lloyds TSB Group also remained alert for opportunities to enter into phase 3 i.e. an acquisition that complemented its existing organic strategies. The HBOS acquisition constitutes the final phase of this strategy.

Relationships were and still are critical to the Lloyds TSB Group's strategy. The Lloyds TSB Group has chosen to focus on building deep, long-lasting relationships with its customers in order to deliver high quality, sustainable results over time. By building deep relationships, the Lloyds TSB Group aims to grow revenues and achieve a lower risk profile.

Markets

The Lloyds TSB Group focuses on building competitive advantage in its core markets by seeking opportunities to consolidate its position in businesses where it is already strong, through a combination of organic growth and acquisitions, and by divesting businesses in markets where it is not a leader and cannot aspire reasonably to being one of the market leaders. The Lloyds TSB Group believes that it has good potential within its existing franchise to grow by meeting more of its customers' needs as well as through adding new customers to the franchise.

Strategy

The Lloyds TSB Group's strategy is based on a belief that sustained growth comes from simultaneously focusing on (i) building strong customer relationships, (ii) continuous productivity improvement and (iii) strong capital management.

(i) Strong customer relationships

In an increasingly competitive financial services market, and with customers able to exercise choice amongst alternative providers, shareholder value creation is closely linked to customer value creation. Shareholder value can only be created by attracting and retaining customers and winning a greater share of their financial services business. Across its main businesses, Lloyds TSB Group has strong core banking franchises, based on building strong customer relationships. The Lloyds TSB Group's strategy is focused on being differentiated in the creation of customer value to win a bigger share of its customers' total financial services spend.

(ii) Continuous productivity improvement

Superior economic profit growth also requires a continuous focus on productivity improvement, which drives both improved customer service and cost reduction. In recent years, the Lloyds TSB Group has been building a set of capabilities in 'six sigma' (error reduction), 'lean manufacturing' (operations efficiency) and procurement. Alongside those capabilities, the Lloyds TSB Group applies an 'income growth must exceed cost growth' discipline in setting goals for each business, requiring a wider gap between income growth and cost growth for lower growth/return businesses than for higher growth/return businesses.

The results have been evidenced across all three divisions in much reduced error rates in key processes, growing levels of income per employee and falling unit costs, without impacting investment in future growth. Further improvements in the Lloyds TSB Group's cost: income ratio are expected as these capabilities and disciplines are extended further.

(iii) Capital and risk management

Lloyds TSB Group measures value internally by economic profit growth, a measure of financial performance which signals where value is created or destroyed. It has developed a framework to measure economic equity requirements across all its businesses, taking into account market, credit, insurance, business and operational risk. Using economic profit as a key performance measure enables the Lloyds TSB Group to understand which strategies, products, channels and customer segments are destroying value and which are creating the most value and to make better capital allocation decisions as a result.

The application of these economic profit disciplines, alongside goal-setting linked to ensuring that revenue growth constantly exceeds cost growth, has already been reflected in a significant improvement in the capital efficiency of the Lloyds TSB Group's Insurance and Investments division and by a shift in business mix towards sectors offering higher risk-adjusted returns in wholesale banking. By the continued rigorous application of these disciplines at every level, the Lloyds TSB Group expects to further improve capital efficiency whilst remaining strongly capitalised.

It is the Lloyds TSB Group's belief that the relationship focused strategy has demonstrated its effectiveness in generating sustainable, high quality results. The prudent approach to risk means that the Lloyds TSB Group believes that it has relatively limited exposure to assets affected by capital market uncertainties and continues to retain a strong liquidity position.

(d) Principal Activities

The Lloyds TSB Group's activities are organised into three divisions: UK Retail Banking, Insurance and Investments and Wholesale and International Banking.

(i) UK Retail Banking

UK Retail Banking provides banking, financial services, mortgages and private banking to some 16 million personal customers through the Lloyds TSB Group's multi-channel distribution capabilities.

Branches

The Lloyds TSB Group provides wide-reaching geographic branch coverage in England, Scotland and Wales, through over 1,980 branches of Lloyds TSB Bank, Lloyds TSB Scotland and C&G.

Internet banking

Internet banking provides online banking facilities for personal customers. Some 4.9 million customers have registered to use the Lloyds TSB Group's internet banking services. For the half year to 30 June 2008, these customers were conducting on average more than 75 million actions per month online, a 16 per cent. increase on the same period in 2007.

Telephone banking

As at 30 June 2008, some 5.5 million customers had registered to use the services of PhoneBank and the automated voice response service, PhoneBank Express. Lloyds TSB's telephone banking centres handled some 39 million calls during the first six months of 2008.

Cash machines

The Lloyds TSB Group has one of the largest cash machine networks of any leading banking group in the UK and, personal customers of Lloyds TSB Bank and Lloyds TSB Scotland are able to withdraw cash and check balances through over 4,100 ATMs at branches and external locations around the country. In addition, UK Retail Banking's personal customers have access to over 65,000 cash machines via LINK in the UK and to cash machines worldwide through the VISA and MasterCard networks.

Current accounts

Lloyds TSB Bank and Lloyds TSB Scotland offer a wide range of current accounts, including interest-bearing current accounts and a range of added value accounts.

Savings accounts

Lloyds TSB Bank, Lloyds TSB Scotland and C&G offer a wide range of savings accounts and retail investments through their branch networks and a postal investment centre.

Personal loans

Lloyds TSB Bank and Lloyds TSB Scotland offer a range of personal loans through their branch networks and directly to the customer via the internet and telephone.

Cards

The Lloyds TSB Group provides a range of card-based products and services, including credit and debit cards and card transaction processing services for retailers. The Lloyds TSB Group is a member of both the VISA and MasterCard payment systems and has access to the American Express payment system.

Mortgages

C&G is the Lloyds TSB Group's specialist residential mortgage arranger, offering a range of mortgage products to personal customers through its own branches and those of Lloyds TSB Bank in England and Wales, as well as through the telephone, internet and postal service, Mortgage Direct. Lloyds TSB Group also provides mortgages through Lloyds TSB Scotland and Scottish Widows Bank. The Lloyds TSB Group is one of the largest residential mortgage lenders in the UK on the basis of outstanding balances, with mortgages outstanding at 30 June 2008 of £109.3 billion.

UK Wealth Management

Wealth Management provides financial planning and advice for the Lloyds TSB Group's affluent customers, providing financial solutions across investments, retirement planning and income, trusts, tax and estate planning as well as share dealing. Expert advice is provided through a large population of the Lloyds TSB Group's financial advisors who can be accessed via the retail branch network and Private Banking offices throughout the United Kingdom. Customers are also provided with access to relationship banking as part of Lloyds TSB Private Banking, one of the largest private banks in the UK.

The UK Competition Commission's investigation of payment protection (also known as repayment) insurance could affect the distribution and pricing of this product across the industry. Further details as to the investigations are set out in paragraph 8 of this Part 7.

(ii) Insurance and Investments

Insurance and Investments offers life assurance, pensions and investment products, general insurance and fund management products and services through the Lloyds TSB, Scottish Widows and SWIP brands.

Life assurance, pensions and investments

Scottish Widows is the Lloyds TSB Group's specialist provider of life assurance, pensions and investment products, which are distributed through Lloyds TSB Bank's branch network, through independent financial advisers and directly via a direct sales force, telephone and the internet. The Scottish Widows brand is the main brand for new sales of Lloyds TSB Group's life, pensions, Open Ended Investment Companies ('OEICs') and other long-term savings products.

In common with other life assurance companies in the UK, the life and pensions business of each of the life assurance companies in the Lloyds TSB Group is written in a long-term business fund. The main long-term business fund is divided into With-Profits and Non-Profit sub-funds.

With-profits life and pensions products are written from the With-Profits sub-fund. The benefits accruing from these policies are designed to provide a smoothed return to policyholders who hold their policies to maturity through a mix of annual and final (or terminal) bonuses added to guaranteed basic benefits. The guarantees generally only apply on death or maturity. The actual bonuses declared will reflect the experience of the With-Profits sub-fund.

Other life and pensions products are generally written from the Non-Profit sub-fund. Examples include unit-linked policies, annuities, term assurances and health insurance (under which a predetermined amount of benefit is payable in the event of an insured event such as being unable to work through sickness). The benefits provided by linked policies are wholly or partly determined by reference to a specific portfolio of assets known as unit-linked funds.

During 2007, Lloyds TSB Group sold Abbey Life, the UK life operation which was closed to new business in 2000.

General insurance

Lloyds TSB Insurance provides general insurance through the retail branches of Lloyds TSB Bank, Lloyds TSB Scotland and C&G, and through a direct telephone operation and the internet. Lloyds TSB Insurance is one of the leading distributors of household insurance in the UK.

Scottish Widows Investment Partnership

Scottish Widows Investment Partnership manages funds for Lloyds TSB Group's retail life, pensions and investment products. Clients also include corporate pension schemes, local authorities and other institutions in the UK and overseas.

(iii) Wholesale and International Banking

Wholesale and International Banking provides banking and related services for major UK and multinational corporates and financial institutions, and small and medium-sized UK businesses. It also provides asset finance to personal and corporate customers, manages Lloyds TSB's activities in financial markets through its treasury function and provides banking and financial services overseas.

During 2007, the Lloyds TSB Group completed the sale of Lloyds TSB Registrars and The Dutton-Forshaw Group, two of Wholesale and International Banking's businesses.

Corporate Markets

Combining the respective strengths of some 3,000 people in Corporate Banking and Products and Markets, Corporate Markets plays an integral role in leveraging and expanding the Lloyds TSB Group's customer franchise and building deep, long-lasting relationships with around 26,000 corporate customers.

Corporate Banking manages the core customer franchise, providing a relationship based financial and advisory service to the corporate market place. This is delivered through dedicated regional teams throughout the UK and key strategic locations abroad, including New York. Customers have access to expert advice and a broad range of financial solutions. Relationship Managers act as a conduit to product and service partners in Corporate Markets and other parts of the Lloyds TSB Group. Lloyds Development Capital, the Lloyds TSB Group's captive private equity arm, also reports through the Corporate Bank.

Products and Markets is where the specialist product capability resides for both the corporate relationship customers and certain other customers of the Lloyds TSB Group. It offers customers a wide range of finance and capital solutions, and also provides tailored risk management solutions and structured solutions across all areas of risk. These areas include foreign exchange, interest rates, credit, inflation and commodities on behalf of the Lloyds TSB Group. Additionally, Products and Markets fulfils the treasury role for Lloyds TSB Group including the management of balance sheet liquidity.

Commercial Banking

Commercial Banking serves nearly one million customers across the UK from one-person start-ups to large, established enterprises. The expanded business focuses on providing banking facilities and solutions to customers with business turnover up to £15 million per annum, and incorporates the invoice discounting and factoring subsidiary, Lloyds TSB Commercial Finance, through which Lloyds TSB Group provides specialised working capital finance for its customers. Commercial Banking continues to build its market share of high value customers as a result of continued progress in attracting customers "switching" from other financial services providers. The main activity of The Agricultural Mortgage Corporation is to provide long-term finance to the agricultural sector.

Asset Finance

The Lloyds TSB Group's asset finance businesses provide individuals and companies with specialist personal lending, store credit and finance, including motor finance. Black Horse Consumer Finance, including the Retail and Motor businesses, acquire largely non Lloyds TSB franchise customers through Point of Sale (POS) credit creating the opportunity to sell Black Horse personal loans subsequently. Asset Finance is also the Group's provider of contract hire vehicles through LloydsTSB Autolease. Asset Finance has approximately 3,650 staff throughout the UK, over 1.7 million individual customers and relationships with some 16,800 companies and small businesses.

International Banking

Lloyds TSB Group has continued to shape its international network to support its UK operations. Its overseas banking operations include offices in the UK, the Channel Islands, the Isle of Man, Dubai, Hong Kong, Spain, France, Switzerland, Luxembourg, Belgium, Netherlands, Monaco, Gibraltar, Cyprus, South Africa, Japan, Singapore, Malaysia, China and the US. The business provides a wide range of private and retail banking, wealth management and expatriate services to local island residents, UK expatriates, foreign nationals and to other customers and also serves the corporate and institutional market in a number of these locations.

(e) Summary of Total Income, Net of Insurance Claims, by Division

A summary of total income of the Lloyds TSB Group, net of insurance claims, for the six months ended 30 June 2008 and each of the years ended 31 December 2007, 2006 and 2005 is set out in the table below:

	Six months ended 30 June 2008[(1)]	*Year ended 31 December 2007*[(2)]	*2006*[(3)]	*2005*[(3)]
		(£ million)		
UK Retail Banking	2,852	5,492	5,263	5,126
Insurance and Investments				
General Insurance	191	257	418	397
Life, pensions and asset management	(242)	781	1,603	1,671
Wholesale and International Banking	1,939	4,182	4,212	3,893
Central group items	(112)	(6)	(392)	(547)
Total	4,628	10,706	11,104	10,540

Notes:

(1) Figures for the six month period ended 30 June 2008 were extracted from the unaudited Lloyds TSB statutory segmental analysis included within its unaudited 2008 interim results announcement made on 30 July 2008. As part of the Lloyds TSB Group's transition to Basel II on 1 January 2008, the Lloyds TSB Group took the opportunity to update its capital and liquidity pricing methodology. The main difference in this approach is to allocate a greater share of certain funding costs, previously allocated to the Central group items segment, to individual divisions. These adjustments have no impact on the group income statement or balance sheet.

(2) Figures for the financial year ended 31 December 2007 were derived from the unaudited Lloyds TSB statutory segmental analysis included within its unaudited 2008 interim results announcement made on 30 July 2008. As part of the Lloyds TSB Group's transition to Basel II on 1 January 2008 the Lloyds TSB Group took the opportunity to update its capital and liquidity pricing methodology. The main difference in this approach is to allocate a greater share of certain funding costs, previously

allocated to the Central group items segment, to individual divisions. These adjustments have no impact on the group income statement or balance sheet.

(3) Figures for 2006 and 2005 have not been updated to reflect the update to the capital and liquidity pricing methodology announced on 11 July 2008.

(f) Competitive Environment

The Lloyds TSB Group's key markets are in the UK, in both the retail and wholesale financial services sectors, where the markets are relatively mature. Retail banking markets have shown strong rates of growth in recent years, but have slowed in 2008 as a result of low consumer confidence, a squeeze on household spending power, the withdrawal of some competitors from the mortgage market and a sharply lower housing market. The markets for life, pensions and insurance products are expected to grow over time in a number of key areas although the weakness of stock markets in 2008 will in the short term limit demand for equity-based products. The fragmented nature of the life, pensions and insurance market in the UK has resulted in some consolidation within certain product sectors, although the overall share of new business of the top ten providers fell slightly in 2007. In the general insurance sector, the long-term trend of consolidation amongst underwriters and brokers continues, while distribution remains fragmented through growth in the number of affinity partnerships. Wholesale markets showed strong growth until mid-2007, since when the ongoing dislocation of global capital markets and growing concern about economic prospects has had a severe impact. Slower growth is now evident and this trend is likely to intensify going forward, together with a return to more normal levels of bad debt from recent cyclical lows.

The Lloyds TSB Group's competitors include all the major financial services companies operating in the UK. In the retail banking market, the Lloyds TSB Group competes with banks and building societies, major retailers and internet-only providers. In the mortgage market, competitors include the traditional banks and building societies and specialist providers, although some of these have had to reduce their business activity or exit as a result of capital and funding constraints. In the wholesale banking market, the Lloyds TSB Group competes with both UK and foreign financial institutions; in asset finance the main competition comes from other banks and specialised asset finance providers; and in the insurance market, competitors include bancassurance, life assurance and general insurance companies operating in the UK.

The current dislocation in global capital markets has been the most severe examination of the banking system's capacity to absorb sudden significant changes in the funding and liquidity environment for many years and individual institutions have faced varying degrees of stress. Many competitors have reacted to short-term funding concerns by withdrawing products and/or tightening lending criteria. Lloyds TSB Group expects these conditions to continue throughout the remainder of 2008 and in 2009.

(g) Current Trading, Trends and Prospects

The text of Lloyds TSB's interim management statement dated 3 November 2008 is set out below. References to "Group" or "group" in this paragraph 2(g) are to the Lloyds TSB Group. References to "we", "our, "us", or similar, in this paragraph 2(g) are to Lloyds TSB.

LLOYDS TSB RELATIONSHIP BUSINESSES CONTINUE TO TRADE WELL

Interim management statement – key highlights*

(i) The Group continues to trade well and deliver good income growth from its relationship businesses in an immensely challenging period for financial services companies. However the impact of market dislocation, insurance related volatility and higher impairments, particularly in our corporate lending portfolios, led to a substantial reduction in statutory profit before tax in the first nine months of the year.

(ii) Excluding the impact of market dislocation and insurance related volatility, each division has achieved revenue growth in excess of cost growth.

(iii) The Group has continued to capture market share in a number of key areas, whilst improving new business product margins.

(iv) The Group has maintained its strong liquidity and funding position, with its wholesale funding maturity profile at a similar level to twelve months ago.

(v) We remain on track to deliver a good trading performance in 2008, notwithstanding the continued deterioration in the UK economic environment.

Eric Daniels, Group Chief Executive, commented:

"Despite the extremely challenging market and economic conditions, the Group remains on track to deliver a good trading performance during 2008, notwithstanding lower statutory profits as a result of the impact of market dislocation, insurance related volatility and higher impairment charges. Our strong liquidity and funding capabilities have ensured that the Group has continued to raise wholesale funding at market leading rates and, especially over the last few weeks, the Group has been securing some longer term funding without recourse to any Government guarantees. This gives the Group a competitive advantage and has enabled our corporate and retail relationship banking businesses to continue to grow in the first nine months of the year, capturing market share in a number of key areas whilst improving product margins. Our strategy and focus

* Unless otherwise stated, comparisions are of performance for the first nine months of 2008 against the equivalent period of 2007 for the Group's continuing businesses.

remains on continuing to build strong customer relationships, whilst improving the efficiency and effectiveness of our operations.

Whilst continuing to remain cautious on the UK economic outlook, the Group is well positioned to withstand the expected economic challenges over the next few years. Our business model is robust and, by focusing on our core strengths and selective growth opportunities, we expect to deliver a good trading performance in 2008."

The Group's core businesses have continued to trade well during the third quarter of 2008, notwithstanding the continuing difficulties in financial markets and the worsening economic environment in the UK. This serves to demonstrate both the prudence of our business model and the high quality, sustainable nature of our income. Whilst no bank has been immune from the recent market turbulence and economic downturn, the impact on the Group's core trading continues to be manageable.

Continued strong revenue momentum in UK Retail Banking

The Retail Bank has continued to make strong progress, with further growth in product sales supporting slightly higher revenue growth in the third quarter than in the first half of the year. Revenue growth has exceeded cost growth in the first nine months of the year. We continue to acquire new current accounts at a similar level to last year, and have also achieved good growth in bank savings and Wealth Management cash balances.

Levels of mortgage allocations have slowed considerably over the last few months, reflecting difficult market conditions and the impact on the housing market of falling house prices throughout the UK. However, we have maintained a significant market share of net new mortgage lending, whilst continuing to focus on the higher quality prime mortgage market and ensuring prudent new business loan-to-value ratios. The Group's estimated market share of net new lending in the third quarter of 2008 was 31 per cent. New business net interest margins have improved over the last twelve months as we benefit from both a market-wide increase in interest spreads and our relative funding advantage. The Group has continued to maintain high levels of asset quality by its continued focus on the prime UK mortgage market, with an average loan-to-value of new business written during the third quarter of 2008 of 64 per cent., in line with our recent performance.

We have maintained our strong position in personal loans and credit card issuance, and have continued to build our credit card business with continued growth in new customers choosing the Lloyds TSB AirMiles Duo account. The quality of our new unsecured personal loans has remained strong, reflecting the Group's focus on lending to existing current account customers where we better understand our customers' financial position.

Good progress in Insurance and Investments

In Insurance and Investments, we have continued to achieve a good level of sales growth in the bancassurance channel, reflecting a strong performance in the sale of stand-alone protection products and OEICs through the Group's Wealth Management business. In the IFA channel, sales of pensions were good, however a significant reduction in the sale of savings and investment products led to an overall reduction in new business sales. Scottish Widows continues to make improvements in operational efficiencies and this has led to another excellent cost performance, with operating expenses continuing to be lower than last year. The capital position of Scottish Widows remains strong, notwithstanding recent falls in equity markets.

In General Insurance, we have delivered improved home insurance sales through the branch network and strong sales through our increasing corporate partnering arrangements. We expect to achieve good profit growth in the business in 2008, reflecting a significant reduction in weather-related claims, following last year's unusually high level of claims, and ongoing benefits from recent investments in improving our claims processes.

Strong relationship banking growth in Wholesale and International Banking

In Wholesale and International Banking, while profits were lower reflecting the continued impact of market dislocation, the division has continued to make substantial progress in its core banking businesses. Excluding this impact of market dislocation, the division achieved double-digit growth in profit before tax. In Commercial Banking, growth in business volumes, in particular supported by 22 per cent growth in lending over the last twelve months to Small and Medium-sized Enterprises (SMEs) with a turnover up to £15 million, and good progress in improving operational efficiency have resulted in continued strong trading surplus growth, which has been partly offset by higher impairments. In Corporate Markets, further progress has been made in developing our relationship banking franchise supporting increased customer demand for corporate lending and delivering a strong cross-selling performance.

The division has relatively limited exposure to assets affected by current market uncertainties. However, in Wholesale and International Banking profit before tax was reduced by £270 million during the third quarter of 2008 as a result of the impact of market dislocation on certain legacy portfolios. This principally reflects mark-to-market adjustments on treasury assets, impairments of exposures reclassified as loans and receivables and the write-down to zero of the Group's exposure to Structured Investment Vehicle (SIV) capital notes.

Following the recent amendment to International Accounting Standard 39 (IAS 39) the Group has reviewed the classification of its trading portfolios. For certain of the Group's legacy portfolios, there is no longer an active market and consequently trading activity has ceased. The Group now intends to hold these assets for the longer term and they have therefore been reclassified to loans and receivables (see appendix). The effect of

this reclassification has been to reduce the charge, in the third quarter of 2008, relating to market dislocation by £114 million, to £270 million.

At 30 September 2008, the Group's portfolio of available-for-sale assets totalled £24.7 billion. A significant proportion of these assets (£7.2 billion) related to the Asset Backed Securities (ABS) in Cancara, our hybrid Asset Backed Commercial paper conduit. The balance of the Group's available-for-sale assets includes £3.1 billion Student Loan ABS, predominantly guaranteed by the US Government, £8.4 billion Government bonds and short-dated bank commercial paper and certificates of deposit and £5.4 billion major bank senior paper and high quality ABS. These available-for-sale assets are not held for trading purposes and as a result, under IFRS, they are marked-to-market through reserves. During the third quarter of 2008, a net £792 million reserves adjustment has been made to reflect the fact that, whilst not currently impaired, there has been a reduction in the market value of these assets. This adjustment has no impact on the Group's capital ratios.

The attached appendix shows the credit market positions on certain legacy positions in Corporate Markets, at 30 September 2008, on both a gross and net basis.

Strong Group cost performance

The Group's strong cost performance has continued, resulting in a further improvement in the Group's underlying cost:income ratio. The Group's programme of efficiency improvements continues to progress well and we remain on track to deliver net benefits of circa £250 million in 2008.

In a difficult economic environment, asset quality remains satisfactory

Overall Group asset quality remains satisfactory, despite higher impairment losses on loans and advances, largely reflecting the impact of lower house prices on the mortgage impairment charge and higher Corporate impairments, reflecting the ongoing deterioration in the UK economic environment and global financial markets. In the Retail Bank, arrears and delinquency trends in unsecured lending portfolios have remained satisfactory. Whilst arrears in the personal loan portfolio have continued to reduce, the Group's credit card and overdraft portfolios are showing slightly higher arrears than twelve months ago, reflecting the challenging economic environment. However, as we have previously indicated, the overall retail unsecured impairment charge in 2008 is not expected to significantly exceed that in 2007.

Mortgage credit quality remains robust with arrears levels at 30 September 2008 up 14 per cent over the last twelve months, compared to an industry average increase of 34 per cent in the twelve months to 30 June 2008. Although realised losses during the period have not been significant, the fall in the house price index (HPI) in the first nine months of 2008 has led to an increase in the HPI related charge for impairments. We expect this HPI related component of the impairment charge in the second half of 2008 to be approximately £120 million, based on the Group's latest assumption of a fall in house prices of approximately 15 per cent during 2008. Excluding the impact of this HPI related charge, mortgage impairments remain at a relatively modest level. Compared to the Council of Mortgage Lenders (CML) industry averages at 30 June 2008, Cheltenham & Gloucester had approximately half the industry average for properties in possession and new repossessions as a percentage of total cases in the first half of 2008.

In Wholesale and International Banking, corporate and small business asset quality remains satisfactory, although the recent deterioration in the UK economic environment has started to generate higher impairment charges in our corporate lending portfolios. In addition, the number of high profile financial services company collapses is likely to lead to additional write-offs of approximately £300 million in the second half of 2008 (approximately £200 million impairment, £100 million reduction in income).

Insurance volatility

During the third quarter of 2008, high levels of volatility in fixed income markets and lower equity markets contributed to adverse volatility of £504 million relating to the insurance business, excluding policyholder interests volatility. This reflects a reduction in the market consistent valuation of the annuity portfolio, driven by the continued widening of corporate bond spreads, and lower expected future shareholder income from contracts where the underlying policyholder investments are in equities.

Robust capital ratios and strong liquidity and funding position

The Group's capital ratios remain robust and the rate of risk-weighted asset growth in 2008 is expected to be high-teens per cent, including growth of approximately 7 percentage points reflecting the impact of falling house prices, and exchange rate movements. Throughout the ongoing market turbulence, Lloyds TSB has maintained a strong liquidity position for both the Group's funding requirements, which are supported by the Group's strong and stable retail and corporate deposit base, and those of its conduit, Cancara. In addition, retail deposit inflows remain strong and the Group continues to benefit from its strong credit ratings and diversity of funding sources. The Group's wholesale funding maturity profile has remained at a similar level to twelve months ago.

Over the last few weeks, we have seen some improved signs of stabilisation in global money markets, lower LIBOR interest rates, and an easing of general liquidity and funding pressures. This has led to higher confidence levels, in particular in some capital markets which have started to re-open for higher quality issuers, and the Group has started to secure some longer term funding, including a £400 million 10 year bond, without recourse to any Government guarantees.

Credit market positions in Corporate Markets

Lloyds TSB's high quality business model means that the Group has relatively limited exposure to assets affected by current financial market turbulence. The following table shows credit market positions in certain legacy portfolios within corporate markets, on both a gross and net basis.

Credit market positions

	30 June 2008		*30 September 2008*		
	Net Exposure £m	*Gross Exposure £m*	*Net Exposure £m*	*Gross Exposure £m*	*Write-down 2008Q3 £m*
US sub-prime ABS-direct	—	—	—	—	—
ABS CDOS					
– unhedged	70	70	49	49	29
– monoline hedged	—	297	—	316	16
– major global bank cash collateralised	—	1,382	—	1,538	—
Structured Investment Vehicles					
– capital notes	35	35	—	—	41
– liquidity backup facilities	85	85	21	21	4
Loans and receivables*					
– ABS trading book	—	—	316	316	81
– secondary loan trading	—	—	291	291	17
– other assets	—	—	2,265	2,265	23
Trading Portfolio					
– ABS trading book	417	417	—	—	—
– secondary loan trading	479	836	—	—	—
– other assets	3,622	3,622	1,391	1,391	59
					270

*IAS39 reclassifications from Trading portfolio

Available-for-sale assets

	30 June 2008 £bn	*30 September 2008 £bn*	*Reserves adjustment 2008Q3 £m*
Cancara	7.7	7.2	(400)
– US sub-prime – nil			
– Alt-A – £417 million (85% AAA/Aaa)			
– CMBS – £1,176 million (100% AAA/Aaa)			
Student Loan ABS	3.2	3.1	(241)
– US Government guaranteed			
Treasury assets	8.3	8.4	(41)
– Government bond and short-dated bank commercial paper and certificates of deposit			
Other assets	5.2	5.4	(107)
– Major bank senior paper and high quality ABS			
Total – Corporate Markets	24.4	24.1	(789)
Other businesses	0.6	0.6	(3)
Total – Group	25.0	24.7	(792)

3. Financial Effects of the Acquisition

Since the announcement on 18 September 2008, Lloyds TSB has applied considerable resources to the quantification of potential benefits that would result from the combination of Lloyds TSB and HBOS. Following this detailed review, Lloyds TSB believes that through the implementation of cost synergies and other operational efficiencies it will deliver total pre-tax annual cost savings greater than £1.5 billion, or approximately 15.7 per cent. of the combined estimated Lloyds TSB and HBOS 2008 cost base[2], by the end of 2011[3,4].

Whilst Lloyds TSB believes that the combination with HBOS will generally provide enhanced opportunities for employees, there will inevitably be some rationalisation of the combined workforce as a result of these initiatives and consultation will take place with, among others, the recognised trade unions in respect of how this can best be achieved.

Lloyds TSB expects one-off integration costs to achieve these savings to be around 140 per cent. of the expected synergy run rate. It is anticipated that these costs will have been incurred or provided for by 31 December 2011. It is expected that the costs of implementation will significantly exceed the estimated synergy benefits in 2009.

The proposed synergy savings and associated implementation costs are subject to change if any disposals are made by the Enlarged Group.

The table below sets out information on the cost savings anticipated by Lloyds TSB:

	Cost Savings Per Annum by end of 2011[4] (£ million)	*Number of Cost Saving Initiatives*
UK Retail Banking	790	21
Insurance and Investments	235	10
Wholesale and International Banking	430	25
Central and Support Functions and Other	45	5
Total	1,500	61

(a) UK Retail Banking

The Acquisition brings together two of the leading retailers in UK financial services, with strengths in customer relationship management, product design, branch sales processes and in telephone and internet banking. The Lloyds TSB Directors believe that significant cost savings can be made by combining the networks and back offices of Lloyds TSB and HBOS whilst creating the largest and most effective retail franchise in the UK, enabling better access and service for Lloyds TSB and HBOS customers.

Cost savings in UK Retail Banking are expected by Lloyds TSB to originate from:

- optimising the efficiency of the combined retail distribution infrastructure including branch network, call centre operations and associated management and support functions;
- streamlining branch based functions across operations;
- integrating the processing capabilities and information technology platforms of Lloyds TSB and HBOS; and
- removing other areas of duplication across the UK Retail Banking platforms.

Total annual pre-tax cost savings from UK Retail Banking by the end of 2011 are currently estimated by Lloyds TSB to be £790 million.

(b) Insurance and Investments

The Lloyds TSB Directors believe that the combination provides the Lloyds TSB Group with compelling propositions in General Insurance, Fund Management and Life, Pensions and Investment and that the Enlarged Group's customers will benefit from the deployment of best of breed products and processes.

Cost savings in Insurance and Investments are expected by Lloyds TSB to originate from:

- combining manufacturing in life and pensions;
- combining the best elements of each business's bancassurance and IFA product sets and distribution models;

(2) Addressable cost base, 12 months to 30 June 2008.

(3) The expected synergies have been calculated by Lloyds TSB on the basis of the existing cost and operating structures of Lloyds TSB and HBOS. Statements of estimated synergies, and calculations of the one-off costs of achieving them, relate to future actions and circumstances which, by their nature, involve risks, uncertainties, contingencies and other factors. As a result, the synergies referred to may not be achievable, or those achieved may be materially different from those estimated.

(4) Run rate at 31 December 2011.

- creating a single integrated sales structure, consolidating operating platforms and introducing consistent claims processing in General Insurance;
- integration of fund management activities; and
- removing duplicated roles in support functions.

Total annual pre-tax cost savings from Insurance and Investments by the end of 2011 are currently estimated to be £235 million.

(c) Wholesale and International Banking

Both Lloyds TSB and HBOS have focused on the attractive SME, commercial and mid-corporate segments. The financial services needs of smaller and mid-sized companies are becoming increasingly sophisticated and this is also expected to be the fastest growing area of wholesale banking. The Lloyds TSB Directors believe that the Enlarged Group will benefit from better reach, closer segmentation and a broader range of products to grow its business. They also expect it to represent a significant cost-saving opportunity.

Cost savings in Wholesale and International Banking are expected by Lloyds TSB to originate from:

- rationalising commercial and corporate banking approach and removing overlapping management and support functions;
- integrating the processing capabilities and information technology platforms; and
- removing other areas of duplication across Wholesale and International Banking.

Total annual pre-tax cost savings from Wholesale Banking by the end of 2011 are currently estimated by Lloyds TSB to be £430 million.

(d) Central and Support Functions and Other

The integration of HBOS with Lloyds TSB will also provide the opportunity to make further cost savings from the consolidation of central group corporate and support functions. Based on Lloyds TSB's initial assessment, potential net funding synergies are not considered to be material.

Total annual pre-tax cost savings from Central and Support Functions and Other by the end of 2011 are currently estimated by Lloyds TSB to be £45 million.

(e) Revenue Opportunities

Lloyds TSB expects that there will be the opportunity for significant revenue enhancements as a result of the combination. A wide range of key potential initiatives have been considered by Lloyds TSB but are not incorporated in this numerical analysis.

(f) Basis of Preparation

The evaluation of cost synergies has been jointly undertaken by a broad group of senior and operational management from both Lloyds TSB and HBOS. These estimates have been based on a detailed assessment of the pro forma cost structure of the combined Lloyds TSB and HBOS businesses and a detailed bottom up analysis of the efficiency cost savings that are available following the transaction. Lloyds TSB and HBOS management have applied their understanding of the relative productivity levels between Lloyds TSB and HBOS, experience in delivering operational efficiency improvements, as well as industry benchmarks, to determine the cost savings.

The principal areas for cost savings have been identified and each area carefully scrutinised through a detailed review process involving external advisers. Each individual saving initiative is supported by an implementation plan which is being developed by the relevant management team.

In determining the estimate of cost savings achievable through the combination of Lloyds TSB and HBOS, Lloyds TSB has not included any savings relating to operations where no overlap exists.

In assessing the financial effects of the Acquisition, the Lloyds TSB Directors have been mindful to compare the Enlarged Group, including the impact of the Acquisition and the Proposed Government Funding, with Lloyds TSB on a standalone basis (adjusted for the impact of further new capital that Lloyds TSB has been advised by the FSA it would be required to raise, if the Acquisition were not to occur). Whether or not the Acquisition completes, Lloyds TSB will be required to raise significant capital.

On this basis, Lloyds TSB expects that the Acquisition will lead to accretion in Lloyds TSB's cash earnings per share in excess of 20 per cent. in 2010[5]. Cash earnings per share excludes amortisation of intangibles and fair value adjustments and includes cost synergies.

4. Dispensation from Rule 9 of the Takeover Code

Following the completion of the Placing and Open Offer and the Acquisition, if none of the existing Lloyds TSB Shareholders acquire any Lloyds TSB Open Offer Shares pursuant to the Lloyds TSB Placing and Open Offer and none of the existing HBOS Shareholders acquire any Open Offer Shares pursuant to the Placing and Open Offer, HM Treasury would hold a maximum of 7,123,501,794 Lloyds TSB Shares (representing approximately 43.5 per cent. of the enlarged issued ordinary share capital of Lloyds TSB).

(5) This statement is not intended to constitute a profit forecast for any period and should not be interpreted to mean that earnings or earnings per share will necessarily be greater than those for any preceding financial period for either Lloyds TSB or HBOS.

As explained in paragraph 5 of Part 5 (*The Capital Raising*), Rule 9 of the Takeover Code is designed to prevent the acquisition or control of a company to which the Takeover Code applies without a general cash offer being made to all shareholders of that company.

Where the obligation to make a general offer under Rule 9 might arise following an issue of new shares, the Panel will normally consent to a waiver of that obligation provided that, among other things, this is approved by a vote of independent shareholders. In this case, the Panel has been consulted and has agreed, subject to the passing on a poll by the Lloyds TSB Shareholders, other than HM Treasury, of ordinary resolution 2 set out in the notice convening the Lloyds TSB General Meeting, to waive the obligation to make a general offer to Lloyds TSB Shareholders under Rule 9 that might otherwise arise on HM Treasury upon completion of the Lloyds TSB Placing and Open Offer and the Acquisition.

Following the Lloyds TSB General Meeting and depending, among other things, on the number of shares acquired by Lloyds TSB Shareholders pursuant to the Lloyds TSB Placing and Open Offer and the number of shares acquired by HBOS Shareholders pursuant to the Placing and Open Offer, HM Treasury may potentially in aggregate, hold shares representing more than 30 per cent. but not more than 50 per cent. of the Enlarged Group's voting share capital. In such circumstances, any further increase by HM Treasury in its aggregate interests in shares will be subject to the provisions of Rule 9.

5. Dividend Policy, Capitalisation Issue and Capital Position

(a) Dividend Policy and Capitalisation Issue

No cash dividend may be paid on the Lloyds TSB Shares while any of the Enlarged Group HMT Preference Shares are outstanding, unless otherwise agreed by HM Treasury. However, the Lloyds TSB Board recognises the importance of dividends to shareholders and its clear intention is to achieve the repurchase of the Enlarged Group HMT Preference Shares during 2009 so as to enable it to resume the payment of dividends.

However, the restriction on payment of dividends does not preclude the declaration of a capitalisation issue paid out of non-distributable reserves. Lloyds TSB intends to issue shares by way of capitalisation issue for the 2008 financial year at a level to be determined by the Board of Lloyds TSB at the appropriate time.

Repurchases of the Enlarged Group HMT Preference Shares would be subject to FSA approval and would take account of the Enlarged Group's capital position at the time of the proposed repurchase and prevailing market conditions. The Enlarged Group HMT Preference Shares can be repurchased using replacement Tier 1 capital, retained earnings, the proceeds of disposals (to the extent that these are in excess of the book value of assets disposed), gross reductions in risk-weighted assets or as otherwise permitted by the FSA. Repurchase within five years will also require approval of the holders of the Enlarged Group HMT Preference Shares.

HM Treasury has indicated its encouragement that the Enlarged Group HMT Preference Shares be repurchased as soon as practicable, applying a repurchase price of 101 per cent. of nominal value for six months after the close of the Lloyds TSB Placing and Open Offer and, thereafter, a price reflecting prevailing market conditions (with no value to be attributed to the fact that upon repurchase by the Company it may become able to pay dividends). Any such repurchase arrangements will be subject to such constraints as are necessary to ensure the Enlarged Group HMT Preference Shares constitute Tier 1 capital. HM Treasury has agreed that if it were to dispose of any of the Enlarged Group HMT Preference Shares, it would either impose on any buyer an obligation to allow Lloyds TSB to repurchase the relevant Enlarged Group HMT Preference Shares on the repurchase terms set out above, or (at HMT's sole discretion) release the restriction on payment of dividends. This would be done in a manner consistent with maintaining the Enlarged Group HMT Preference Shares' Tier 1 treatment.

Lloyds TSB will assess the range of options available to allow the repurchase in full of the Enlarged Group HMT Preference Shares as set out above and intends, subject to prevailing market conditions and the restrictions described above, to achieve this during 2009 so that the block on the payment of cash ordinary dividends will be removed. This will allow the Lloyds TSB Board to resume the payment of cash ordinary dividends. The timing of recommencement and the level of dividend will be determined with due regard for the trading and economic environment and the Lloyds TSB Group's capital position at that time.

(b) Capital Position

Based on a review of non-public information provided by HBOS, Lloyds TSB has made a preliminary assessment that net negative capital adjustments of no more than £10 billion after tax would need to be made to HBOS's financial position for Core Tier 1 capital purposes as a result of the Acquisition. The amount of the capital adjustments takes into account the elimination of the HBOS available for sale ("AFS") reserve at 30 September 2008 and includes the effect of the application of market based credit spreads at September 2008 to HBOS's portfolios. A comprehensive assessment of the fair values of HBOS's assets will be undertaken following completion of the Acquisition, the provisional results of which will be published in Lloyds TSB's 2009 interim report. The actual capital adjustments will reflect the conditions that exist at the Effective Date.

Based on published information at 30 June 2008, and taking into account Lloyds TSB's equity placing completed on 19 September 2008, the Lloyds TSB Placing and Open Offer, HBOS's rights issue announced on 29 April 2008 and the Placing and Open Offer as well as the net negative capital adjustments to HBOS's financial position referred to previously, Lloyds TSB estimates that the Enlarged Group would have had a Core

Tier 1 ratio of 8.8 per cent. at 30 June 2008. In calculating this Core Tier 1 ratio no account has been taken of the trading performance of Lloyds TSB or HBOS or of other transactions by Lloyds TSB or HBOS since 30 June 2008, including the sale by HBOS of BankWest and St Andrews, except for the equity placing completed by Lloyds TSB on 19 September 2008. Lloyds TSB has made a preliminary assessment that net negative capital adjustments of no more than £10 billion after tax would need to be made to HBOS's financial position for core Tier 1 capital purposes as a result of the Acquisition, the effect of which would mean that the Enlarged Group would have a Core Tier 1 ratio in excess of 7 per cent.

The impact of the negative capital adjustments referred to above on the Enlarged Group's net tangible assets is reduced by the amount of the HBOS available for sale ("AFS") reserve which at 30 September 2008 amounted to approximately £4 billion.

In addition, the review of non-public information provided by HBOS has identified a positive fair value adjustment for the Enlarged Group's net tangible assets in respect of HBOS's own debt. This is of a similar magnitude to the capital adjustments affecting Core Tier 1 capital (excluding the AFS reserve adjustment) but will be affected, and could theoretically be eliminated by, *inter alia*, movements in credit spreads on HBOS's debt between the date of the review and the Effective Date.

The Enlarged Group has set a target core Tier 1 capital ratio range of 6-7 per cent.

6. Conditions relating to the Proposed Government Funding

In addition to the restriction on the payment of dividends discussed in paragraph 5 of this Part 7 the following conditions will apply to Lloyds TSB Group as a result of the Proposed Government Funding, the credit guarantee scheme announced on 11 October 2008, the extension of the short term liquidity measures provided by the Bank of England and the related state aid clearance by the European Commission dated 13 October 2008 regarding the UK support scheme for financial institutions (the "**Clearance**").

Unless stated otherwise, the conditions below will apply until the European Commission determines (or a court of competent jurisdiction finally determines) that Lloyds TSB is no longer in receipt of the aid which is the subject of the Clearance. If Lloyds TSB does not utilise (or ceases to utilise) the wholesale funding guarantee provided pursuant to the credit guarantee scheme and either the Placing does not occur or the Placing does occur, but HM Treasury substantively reduces its holding of Lloyds TSB Shares and/or Enlarged Group HMT Preference Shares, HM Treasury will consult with Lloyds TSB with a view to making submissions to the European Commission to obtain clarity as to the duration of the conditions and/or seek their disapplication.

HM Treasury has committed to discuss paragraphs (a)(i)(C), (a)(i)(D), (a)(ii), (c) and the duration of the conditions with Lloyds TSB with a view to their clarification.

(a) Remuneration

(i) Remuneration of the Board of Directors

(A) HBOS Directors will receive no bonuses for 2008. If such directors are entitled to bonuses as part of contractual arrangements, they will relinquish their entitlements voluntarily.

(B) Lloyds TSB announced on 13 October 2008 that although the Lloyds TSB Directors remain entitled to take cash as an alternative to shares in respect of their 2008 bonus it would ask the executive Lloyds TSB Directors to agree to receive such entitlement in Lloyds TSB Shares (which would be subject to a restriction on sale until December 2009). The executive Lloyds TSB Directors have responded positively to this request and have each now agreed to receive Lloyds TSB Shares in lieu of their cash entitlement in respect of such bonus, with this restriction on sale.

(C) The Enlarged Group will comply with the ABI best practice code on remuneration. Remuneration will seek to reward long-term value creation and will not encourage excessive risk-taking. Short-term indicators will be taken into account only where fully consistent with long-term value creation and not encouraging excessive risk taking. Reward for board members will also take into account internal relative compensation packages and perceived fairness in the current economic climate.

(D) No rewards for failure: where a director loses the confidence of the Board, they should be able to be dismissed at a cost that is reasonable and perceived as fair.

(ii) Lloyds TSB commits to comply with a new FSA Code on risk based remuneration.

(b) Corporate Governance

HM Treasury will work with the Lloyds TSB Board on its appointment of two new independent directors following completion of the Acquisition. Thereafter, consistent with best practice, the Company will engage constructively with HM Treasury in its role as a shareholder.

(c) Lending

(i) Mortgages

(A) Lloyds TSB Group commits to immediately restore and maintain the availability and active marketing of competitively priced mortgage lending (other than in the non-conforming market) through to the end of 2011 at a level at least equivalent to that of 2007.

(B) Lloyds TSB will participate in industry-wide initiatives, including the small business forum and other industry-wide initiatives of a similar nature, and will comply with Government codes of practice and guidance.

(C) Lloyds TSB Group commits to make available, until the end of 2009, a sum to be agreed for the establishment and maintenance of shared equity/shared ownership schemes to help people struggling with mortgage payments to stay in their homes, either through individual bank schemes or paid into a central fund run by the UK banking industry.

(D) Lloyds TSB Group commits to make available, until the end of 2009, a sum to be agreed to support ongoing expansion of financial capability initiatives.

(ii) SMEs

(A) Lloyds TSB Group commits to immediately restore and maintain the availability and active marketing of competitively priced lending to SMEs through to the end of 2011 at a level at least equivalent to that of 2007.

(B) Lloyds TSB Group will publish an annual report, for each year through to the end of 2011, on:

(i) the overall level of lending to SMEs;

(ii) overdraft facilities and loans to SMEs: volumes, amounts and interest rates and other charges;

(iii) the amount of foreclosures of debt finance made available to SMEs;

(iv) the amount of lending through the Small Firms Loan Guarantee Scheme; and

(v) the application and use of a European Investment Bank global loan facility to secure additional liquidity specifically for SME lending.

(iii) The activities of the Lloyds TSB Group will be limited to the higher of: (i) the annual growth rate of growth of UK nominal gross domestic product in the preceding year; and (ii) the average historical growth of the balance sheets in the UK banking sector during the period from 1987 to 2007, unless there is evidence that the thresholds are exceeded for reasons unrelated to the provision of the aid referred to in the Clearance.

(iv) Further, in conjunction with HM Treasury, Lloyds TSB Group will, within six months of the earlier of the Recognition Date (as defined in the rules of the 2008 Credit Guarantee Scheme) and Admission, prepare a restructuring plan in a form suitable for notification to the European Commission in accordance with the Clearance and, at the request of the UK Government, furnish all information reasonably necessary for complying with the terms of the Clearance.

(d) Other

Lloyds TSB Group will use The Mound as its Scottish headquarters, will hold its annual general meeting in Scotland and will print Bank of Scotland bank notes.

7. Capital Resources and Liquidity

The effective management of capital and risk remains central to Lloyds TSB's strategy. Lloyds TSB continues to be focused on the maintenance of a strong capital base, to ensure this base expands appropriately and to utilise capital efficiently throughout Lloyds TSB's activities to both maintain a prudent relationship between the capital base and the underlying risks of the business and also optimise returns to shareholders. It is intended that this same approach will apply in the Enlarged Group. In the pursuit of this focused approach to capital and risk management, Lloyds TSB follows the supervisory requirements of the FSA. During 2008, the key focus of capital adequacy has shifted to the ratio of core Tier 1 capital to risk-weighted assets. At 30 June 2008 Lloyds TSB had a core Tier 1 ratio of 6.2 per cent.

In the context of continued turbulence and uncertainty in financial markets, combined with the deteriorating global economic outlook, the Lloyds TSB Board believes it is essential to maintain higher levels of capital in order to ensure the Enlarged Group remains resilient to any further shocks to the financial system and that it remains competitive. Upon completion of the Lloyds TSB Placing and Open Offer, Lloyds TSB will issue approximately 2.6 billion Lloyds TSB Open Offer Shares in accordance with the terms of the Lloyds TSB Placing and Open Offer Agreement and HBOS will issue approximately 7.5 billion Open Offer Shares in accordance with the terms of the HBOS Placing and Open Offer Agreement (which will as a result of the Acquisition be exchanged into approximately 4.5 billion Lloyds TSB Shares), raising in aggregate approximately £13 billion. The fair value of these new shares is £12.3 billion based on the Closing Price of the Lloyds TSB Shares of 173.3 pence per share set forth in the London Stock Exchange Daily Official List on 12 November 2008, the last practicable date prior to the date of this document. Upon completion of the Acquisition and the Lloyds TSB Placing and Open Offer, Lloyds TSB will also issue 1 million new preference shares with an aggregate liquidation preference of £1 billion to HM Treasury in accordance with the terms of the Lloyds TSB HMT Preference Share Subscription Agreement, and HBOS will issue 3 million HMT Preference Shares with an aggregate liquidation preference of £3 billion to HM Treasury in accordance with the terms of the HMT Preference Share Subscription Agreement, such issues raising in aggregate approximately £4 billion. Based on published information at 30 June 2008, and taking into account Lloyds TSB's equity placing completed on 19 September 2008, the Lloyds TSB Placing and Open Offer, HBOS's rights issue announced on 29 April 2008 and the Placing and Open Offer, Lloyds TSB estimates that the Enlarged Group would have had a core Tier 1 ratio of 8.8 per cent. at 30 June 2008. Lloyds TSB has made a preliminary assessment that net negative capital adjustments of no more than £10 billion after tax would need to be made to HBOS's financial position for core Tier 1 capital purposes as a result of the Acquisition, the effect of which would mean that the Enlarged Group would have a Core Tier 1 ratio in excess of 7 per cent.

Within Lloyds TSB the liquidity management framework focuses on both overall balance sheet structure and the control, within prudent limits, of risk arising from the maturity mismatch of assets and liabilities across the balance sheet, as well as from undrawn commitments and other contingent obligations. The aim of Lloyds TSB's balance sheet structure management is to maintain substantial diversification, minimise concentration across Lloyds TSB's various deposit sources and control the level of reliance on total short-term wholesale sources of funds (both secured and unsecured). As part of Lloyds TSB's planning process, it regularly reviews the forecast structure of its balance sheet over the planning period, and updates the funding plan as appropriate. In addition, Lloyds TSB continuously monitors the level of large deposits taken from individual bank, corporate, non-bank financial institution and other customer types and also reviews the significant cash outflows therefrom to monitor concentration and trends. Lloyds TSB operates within the context of a full suite of liquidity metrics to ensure that the Lloyds TSB Group is within the liquidity risk appetite set by the Board.

During 2008, global financial markets have experienced extremely turbulent conditions. As a consequence of this, governments and central banks have undertaken a series of escalating actions in the attempt to improve liquidity within their respective banking systems. In September and October the Bank of England, the European Central Bank and the US Federal Reserve announced a number of new mechanisms and tools for the provision of liquidity to banks in their respective jurisdictions, including those in which Lloyds TSB and HBOS operate. Such measures include weekly and longer term repurchase agreements, expanding the types of collateral accepted by these central banks as security for funding; and co-ordinating global action to strengthen the banking system and functioning of the interbank markets. On 8 October 2008, the UK Government announced a broad range of measures intended to ease both the cause and the symptoms of the current difficulties in the UK banking system, including the provision of liquidity and funding support to banks. This currently consists of the Special Liquidity Scheme, whereby banks and building societies can exchange eligible securities for UK Treasury bills; and a guarantee on short and medium term debt issuance by HM Treasury.

However, there can be no assurance that these global measures will succeed in improving the funding and liquidity of the markets in which the major banks, including Lloyds TSB and HBOS, operate. Lloyds TSB believes the Enlarged Group remains relatively well positioned to access a number of wholesale funding sources from a range of counterparties, markets, sectors and geographical markets. However, despite the relatively advantageous situation enjoyed by the Enlarged Group, the uncertainty facing the markets is such that management believe that no institution is immune from the effects of an extended closure of the wholesale markets without the support of the central bank and/or government. It is likely that in this context, the Enlarged Group will continue to draw on the Special Liquidity Scheme, and will take advantage of the guaranteed funding provided by HM Treasury.

As discussed above, the global markets for short, medium, and long term sources of funding on which banks rely to support their business activities have undergone a period of unprecedented upheaval and contraction, which has led to direct intervention by HM Treasury (via the introduction of the government guarantee scheme for senior funding) and the Bank of England (via the extended Long Term Repo facility, and the new Discount Window facility) in order to provide further assurance of liquidity support for the markets. The Enlarged Group is eligible to participate in the schemes, and will use these tools as appropriate in future liquidity and funding management, particularly in an environment as currently experienced.

8. Litigation

Save as set out below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Lloyds TSB is aware) during the year preceding the date of this document which may have, or have had in the recent past, significant effects on the financial position or profitability of Lloyds TSB and/or the Lloyds TSB Group:

(a) *UK Competition Commission investigation of payment protection insurance*

The Competition Commission is formally investigating the supply of Payment Protection Insurance (**PPI**) services (except store card PPI) to non-business customers in the UK. Various members of the Lloyds TSB Group underwrite PPI, while other members of the Group distribute PPI, by offering it for sale with various of the credit products which they supply.

On 5 June 2008, the Competition Commission issued its provisional findings, to the effect that there are market features which prevent, restrict or distort competition in the supply of PPI to non-business customers, with an adverse effect on competition and with resulting detriments to consumers.

On 13 November 2008, the Competition Commission issued its provisional decision as to what remedies it proposes to adopt to address the adverse effects on competition identified in its provisional findings, on the assumption that it decides to adopt, in its final report, the provisional findings outlined in its publication of 5 June 2008. In summary, the Competition Commission has provisionally decided to adopt the following remedies: (i) a prohibition on the active sale of PPI by a distributor to a customer within 14 days of the distributor's sale of credit to that customer. However, customers may pro-actively return to the distributor to initiate a purchase by telephone or online from 24 hours after the credit sale; (ii) a requirement on all PPI providers to provide certain information and messages in PPI marketing materials, and a requirement on distributors to advertise personal loan PPI and second mortgage PPI in close proximity to their respective credit advertisements; (iii) a requirement on all PPI providers to provide certain information on PPI policies to the FSA; (iv) a recommendation to the FSA that it use the information provided under the requirement in (iii) to populate its PPI price comparison tables; (v) a requirement on distributors to provide an annual statement

for PPI customers containing information on their PPI policy and what it costs, and (vi) a prohibition on the levying by distributors of payments for PPI on a single premium basis. Instead, distributors will be permitted to charge only regular premiums at a constant rate, paid monthly or annually. This remedy would therefore preclude the selling of multi-year PPI policies for a single premium.

The Competition Commission has invited comments on its proposed remedies by 4 December 2008.

The Competition Commission is expected to adopt its final report by February 2009. The final report will contain the Competition Commission's final decision on the competition issues addressed in its provisional findings and the remedies to be adopted to address any adverse competition effects which the report identifies. After adoption of the report, it will be open to the Competition Commission to adopt statutory orders implementing the remedies included in its final report. Whilst the impact of the final remedies as a whole remains uncertain, if the provisional remedies were to be adopted in any statutory orders this could have a significant adverse impact on the level of sales and thus the revenue generation and profitability of the payment protection insurance products which the Lloyds TSB Group offers its customers, but the ultimate impact would be determined by a number of factors including the extent to which the Lloyds TSB Group were able to mitigate the potentially adverse effects of such statutory changes through restructuring the payment protection products which it offers its customers and/or developing alternative products and revenue streams.

On 1 July 2008 the Financial Ombudsman Service referred concerns regarding the handling of PPI complaints to the FSA as an issue of wider implication. The Lloyds TSB Group and other industry members and trade associations have made submissions to the FSA regarding this referral. The matter was considered at the FSA Board meeting on 25 September 2008. We are awaiting further developments.

On 30 September 2008 the FSA published a statement arising from its ongoing thematic review of PPI sales. In the statement, which was directed at the industry generally, the FSA highlighted certain concerns and indicated that it was escalating its regulatory intervention and considering appropriate action to deal with ongoing non-compliant sales practices and to remedy non-compliant past sales. The FSA plans to publish an update on the third phase of the thematic work in the first quarter of 2009.

(b) *UK Office of Fair Trading*

(i) The following reviews and inquiries are being carried out:

In April 2007, the UK Office of Fair Trading ("OFT") commenced an investigation into the fairness of current account overdraft charges. At the same time it commenced a market study into wider questions about competition and price transparency in the provision of personal current accounts.

On 27 July 2007, following agreement between the OFT and eight UK financial institutions, the OFT issued High Court legal proceedings against those institutions, including the Lloyds TSB Group and the HBOS Group, to determine the legal status and enforceability of certain of the charges applied to their personal customers in relation to requests for unplanned overdrafts. On 24 April 2008, the High Court ruled on the preliminary issues of whether the financial institutions' terms and conditions in relation to unplanned overdraft charges are capable of being assessed for fairness under the Unfair Terms in Consumer Contracts Regulations 1999 or are capable of amounting to penalties at common law. The High Court determined, in relation to the financial institutions' current terms and conditions, that the relevant charges are not capable of amounting to penalties but that they are assessable for fairness under the Unfair Terms in Consumer Contracts Regulations 1999. On 22 May 2008, the Lloyds TSB Group and the HBOS Group, along with the other relevant financial institutions, were given permission to appeal the finding that unplanned overdraft charges are assessable for fairness under the Unfair Terms in Consumer Contracts Regulations 1999. The appeal hearing commenced on 28 October 2008 and was concluded on 5 November 2008. The judgement is awaited. A further hearing was held on 7 to 9 July 2008 to consider whether the financial institutions' historic terms and conditions are similarly not capable of being penalties, and to consider whether their historical terms are assessable for fairness. On 8 October 2008, the High Court issued its judgment broadly holding that these unplanned overdraft charges are not capable of being penalties, although it has invited further clarification from a number of banks, including the Lloyds TSB Group, before making any formal ruling on their historical terms and conditions. Subject to the outcome of any appeal in relation to whether the charges are assessable for fairness, it is expected that there will be further substantive hearings to establish whether the charges are fair. If various appeals are pursued, the proceedings may take a number of years to conclude.

On 16 July 2008, the OFT released a report following the market study referred to above. The OFT is now engaging in a period of consultation. The OFT has stated that at the conclusion of the consultation period, it will publish a summary of the responses received, and that it will then aim to publish a further or final report in early 2009 which will contain recommendations for the banking industry.

The FSA has agreed, subject to certain conditions, that the handling of customer complaints on this issue can be suspended until the earlier of either conclusion of the proceedings or 26 January 2009, subject to any renewal or extension which the FSA may agree. Cases before the Financial Ombudsman Service and the County Courts are also currently stayed pending the outcome of the legal proceedings initiated by the OFT. The Lloyds TSB Group intends to continue to defend its position strongly. Accordingly, no provision in relation to the outcome of this litigation has been made. Depending on the High Court's determinations and any appeal court determinations, a range of outcomes is possible, some of which could have a significant financial impact on the Lloyds TSB Group and the HBOS Group. The ultimate impact of the litigation on the Lloyds TSB Group or the Enlarged Group can only be known at its conclusion.

(b) Interchange Fees

The European Commission has adopted a formal decision finding that an infringement of EC competition laws has arisen from arrangements whereby MasterCard issuers charged a uniform fallback interchange fee in respect of cross-border transactions in relation to the use of a MasterCard or Maestro branded payment card. The European Commission has required that the fee be reduced to zero for relevant cross-border transactions within the EEA. This decision has been appealed to the European Court of First Instance. The Lloyds TSB Group and the HBOS Group (along with certain other MasterCard issuers) have applied to intervene in the appeal in support of MasterCard's position that the arrangements for the charging of a uniform fallback interchange fee are compatible with EC competition laws. The European Commission has objected to these proposed interventions. The Court of First Instance has not yet decided whether to allow the proposed interventions to proceed. Meanwhile, the European Commission and the UK's Office of Fair Trading are pursuing investigations with a view to deciding whether arrangements adopted by other payment card schemes for the levying of uniform fallback interchange fees in respect of domestic and/or cross-border payment transactions also infringe EC and/or UK competition laws. The ultimate impact of the investigations on the Lloyds TSB Group or the Enlarged Group can only be known at the conclusion of these investigations and any relevant appeal proceedings.

(c) Office of Foreign Assets Control

There has been increased scrutiny of the financial institutions sector, especially in the US, with respect to combating money laundering and terrorist financing and enforcing compliance with economic sanctions. The Office of Foreign Assets Control ("OFAC") administers US laws and regulations in relation to US economic sanctions against designated foreign countries, nationals and others and the Lloyds TSB Group has been conducting a review of its conduct with respect to historical US dollar payments involving countries, persons or entities subject to those sanctions. The Lloyds TSB Group has provided information relating to its review of such historical payments to a number of authorities including OFAC, the US Department of Justice and the New York County District Attorney's office which, along with other authorities, have been reported to be conducting a broader review of sanctions compliance by non-US financial institutions. The Lloyds TSB Group is included in ongoing discussions with these and other authorities with respect to agreeing a resolution of their investigations. Discussions have advanced towards resolution and the Lloyds TSB Group provided £180 million in respect of this matter in the first half of 2008.

9. Directors' Profiles

The names, business experience and principal business activities outside the Lloyds TSB Group of the current Lloyds TSB Directors, as well as the dates of their initial appointment as Lloyds TSB Directors, are set out below.

Sir Victor Blank (age 66)

Chairman

Joined the board in 2006 as deputy chairman and became chairman in May 2006. Former partner in Clifford-Turner (now Clifford Chance) from 1969 to 1981 and chairman and chief executive of Charterhouse until 1997. Director of The Royal Bank of Scotland from 1985 to 1993 and of GUS from 1993 to 2006 (chairman from 2000). Chairman of Trinity Mirror from 1999 to 2006. A member of the Financial Reporting Council from 2002 to 2007 and a member of the Council of Oxford University from 2000 to 2007. A senior adviser to the Texas Pacific Group and appointed by the Prime Minister as a Business Ambassador. Chairs two charities, Wellbeing of Women and UJS Hillel, as well as the Council of University College School.

J Eric Daniels (age 57)

Group Chief Executive

Joined the board in 2001 as group executive director, UK retail banking before his appointment as group chief executive in June 2003. Served with Citibank from 1975 and held a number of senior and general management appointments in the USA, South America and Europe before becoming chief operating officer of Citibank Consumer Bank in 1998. Following the Citibank/Travelers merger in 1998, he was chairman and chief executive officer of Travelers Life and Annuity until 2000. Chairman and chief executive officer of Zona Financiera from 2000 to 2001. A non-executive director of BT Group.

Archie G Kane (age 56)

Group Executive Director, Insurance and Investments

Joined TSB Commercial Holdings in 1986 and held a number of senior and general management appointments in the Lloyds TSB Group before being appointed to the board in 2000, as group executive director, IT and operations. Appointed group executive director, insurance and investments in October 2003. After some 10 years in the accountancy profession, joined General Telephone & Electronics Corporation in 1980, serving as finance director in the UK from 1983 to 1985. Chairman of the Association of British Insurers and a member of the Treasury's Financial Services Global Competitiveness Group.

G Truett Tate (age 58)

Group Executive Director, Wholesale and International Banking

Joined the group in 2003 as managing director, corporate banking before being appointed to the board in 2004. Served with Citigroup from 1972 to 1999, where he held a number of senior and general management appointments in the USA, South America, Asia and Europe. He was president and chief executive officer of eCharge Corporation from 1999 to 2001 and co-founder and vice chairman of the board of Chase Cost Management Inc from 1996 to 2003. A non-executive director of British American Business Inc. A member of the fund-raising board of the National Society for the Prevention of Cruelty to Children.

Tim J W Tookey (age 46)

Group Finance Director (from 30 October 2008)

Joined Lloyds TSB Group in 2006 as deputy group finance director, before being appointed acting group finance director in April 2008. Appointed to the board on 30 October 2008 as group finance director. Previously finance director for the UK and Europe at Prudential from 2002 to 2006 and group finance director of Heath Lambert Group from 1996 to 2002. Prior to that, he spent 11 years at KPMG.

Helen A Weir CBE (age 46)

Group Executive Director, UK Retail Banking

Joined the board in 2004 as group finance director. Appointed as group executive director, UK retail banking in April 2008. Group finance director of Kingfisher from 2000 to 2004. Previously finance director of B&Q from 1997, having joined that company in 1995, and held a senior position at McKinsey & Co from 1990 to 1995. Began her career at Unilever in 1983. A non-executive director of Royal Mail Holdings. A member of the Said Business School Advisory Board and a former member of the Accounting Standards Board.

Wolfgang C G Berndt (age 66)

Non-Executive Director

Joined the board in 2003. Joined Procter and Gamble in 1967 and held a number of senior and general management appointments in Europe, South America and North America, before retiring in 2001. A non-executive director of Cadbury, GfK AG and MIBA AG.

Ewan Brown CBE FRSE (age 66)

Non-Executive Director

Joined the board in 1999 and was chairman of Lloyds TSB Scotland until May 2008. Joined Noble Grossart in 1969 and was an executive director of that company until December 2003. A non-executive director of Noble Grossart and Stagecoach Group, senior governor of the Court of the University of St Andrews and vice chairman of the Edinburgh International Festival. A former chairman of tie and non-executive director of John Wood Group.

Jan P du Plessis (age 54)

Non-Executive Director

Joined the board in 2005. Chairman of British American Tobacco. Held a number of senior and general management appointments in Rembrandt Group from 1981, before joining Compagnie Financière Richemont as group finance director in 1988, a position he held until 2004. A non-executive director of Rio Tinto and Marks and Spencer Group. A former chairman of RHM from 2005 to 2007 and group finance director of Rothmans International from 1990 to 1995.

Philip N Green (age 55)

Non-Executive Director

Joined the board in May 2007. Appointed chief executive of United Utilities in 2006. Former chief executive of Royal P&O Nedlloyd from 2003 to 2005. Previously held senior positions in DHL from 1990 to 1999, becoming chief operating officer for Europe and Africa in 1994, and the Reuters Group from 1999 to 2003, becoming chief operating officer in 2001. A director of Business in the Community, a member of the government's UK Commission for Employment and Skills and a trustee of the Philharmonia Orchestra.

Sir Julian Horn-Smith (age 59)

Non-Executive Director

Joined the board in 2005. Held a number of senior and general management appointments in Vodafone from 1984 to 2006 including a directorship of that company from 1996 and deputy chief executive officer from 2005. Previously held positions in Rediffusion from 1972 to 1978, Philips from 1978 to 1982 and Mars GB from 1982 to 1984. A non-executive director of Digicel Group, a member of the Altimo International advisory board and a senior adviser to UBS in relation to the global telecommunications sector. A former chairman of The Sage Group.

Lord Leitch (age 61)

Non-Executive Director

Joined the board in 2005. Appointed chairman of Scottish Widows in 2007. Held a number of senior and general management appointments in Allied Dunbar, Eagle Star and Threadneedle Asset Management before

the merger of Zurich Group and British American Tobacco's financial services businesses in 1998. Subsequently served as chairman and chief executive officer of Zurich Financial Services United Kingdom, Ireland, Southern Africa and Asia Pacific, until his retirement in 2004. Chairman of the government's Review of Skills (published in December 2006) and deputy chairman of the Commonwealth Education Fund. Chairman of BUPA and Intrinsic Financial Services, non-executive director of Paternoster, former chairman of the National Employment Panel and former Chairman of the Association of British Insurers.

Sir David Manning GCMG CVO (age 58)

Non-Executive Director

Joined the board on 1 May 2008. Entered the Foreign and Commonwealth Office in 1972 and held senior appointments, including HM ambassador to Israel between 1995 and 1998, foreign policy adviser to the Prime Minister from 2001 to 2003 and HM ambassador to the USA from 2003 to 2007. A non-executive director of BG Group and Lockheed Martin UK Holdings.

Carolyn J McCall OBE (age 47)

Non-Executive Director

Joined the board on 1 October 2008. Appointed group chief executive of Guardian Media Group in 2006 having joined that organisation in 1986 and held a number of senior and general management appointments before becoming a director in 2000. Chair of Opportunity Now and a board member of Business in the Community.

Martin A Scicluna (age 57)

Non-Executive Director

Joined the board on 1 September 2008. Joined Deloitte & Touche (then Touche Ross & Co) in 1973 and held a number of senior and general management appointments before becoming a partner in 1982, a member of the board of partners in 1991 and chairman in 1995, a position he held until May 2007. He retired as a partner in May 2008. A non-executive director of Great Portland Estates.

10. Lloyds TSB Directors' Service Agreements

This section provides information on the remuneration arrangements for the Lloyds TSB Directors.

(a) Remuneration of Lloyds TSB Directors

Details of the remuneration of the Lloyds TSB Directors, with whom Lloyds TSB Bank plc has entered into service agreements, relating to their salary, pension and other benefits (other than share options) are shown below:

Lloyds TSB Directors	*Salary and fees £'000*	*Other cash benefits £'000*[1]	*Non-cash benefits £'000*[2]	*Pension: Lloyds TSB defined contribution scheme (DC) or defined benefit scheme (DB)*
Executive Directors				
J Eric Daniels	1,035	108	8	DB
Archie G Kane	590	22	23	DB
G Truett Tate	640	25	24	DC
Tim J W Tookey	600[3]	25	1	DC
Helen A Weir CBE	625	96	22	DC[4]
Non-executive Directors				
Sir Victor Blank	640	12	17	N/A

Notes:

(1) This includes flexible benefit payments (4 per cent. of basic salary), an education allowance and tax planning allowance for J Eric Daniels, payments to certain directors who elect to take cash rather than a company car under the car scheme and a cash pension supplement for Helen A Weir CBE.

(2) This includes amounts relating to the use of a company car, use of a company driver and private medical insurance.

(3) Tim J W Tookey's salary prior to appointment as Group Finance Director on 30 October 2008 was £475,000 per annum.

(4) The amount for Helen A Weir CBE is a contribution to the defined contribution scheme. She also receives the cash pension supplement referred to at footnote 1.

Other than in relation to Tim J W Tookey, whose salary was increased at the time of his appointment to the Lloyds TSB Board on 30 October 2008 there have been no changes to the terms upon which the executive Lloyds TSB Directors (the "Lloyds TSB Executive Directors") are employed in the six months prior to the date of this document.

(b) Annual incentive scheme

The Lloyds TSB Executive Directors currently participate in the Lloyds TSB annual incentive scheme for executive directors. Awards under this scheme are based on individual contribution and overall corporate results. Half of the bonus opportunity is driven by corporate performance based on the stretching budget relating to profit before tax and economic profit. The lower of profit before tax and economic profit will

determine the extent to which the target has been met. The other half of the bonus opportunity is determined by divisional achievement driven through individual performance. Individual targets relevant to improving overall business performance are contained in a balanced scorecard and are grouped under the following headings: Financial; Franchise Growth; Customer Service; Risk; and People Development. These targets are weighted differently for each of the executive directors, reflecting differing strategic priorities. The non-financial measures include key performance indicators relating to process efficiency, service quality and employee engagement.

The maximum bonus opportunity is 200 per cent. (225 per cent. for J. Eric Daniels) of basic salary for the achievement of exceptional performance targets. The maximum payment under the corporate half of the bonus is only available if exceptional performance is achieved against the stretching corporate budget. An amount equal to 50 per cent. of this element of the bonus is available on the achievement of the stretching corporate budget. Failure to achieve at least 90 per cent. of the stretching budget would result in no payment under the corporate half of the bonus.

Awards under the annual incentive scheme are made in cash only.

Lloyds TSB announced on 13 October 2008 that although the Lloyds TSB Directors are each entitled to take cash as an alternative to shares in respect of their 2008 bonus it would ask the Lloyds TSB Executive Directors to agree to receive such entitlement in Lloyds TSB Shares (which would be subject to a restriction on sale until December 2009). The Executive Directors have responded positively to this request and have each now agreed to receive Lloyds TSB Shares in lieu of their cash entitlement in respect of such bonus, with this restriction on sale.

For 2009 and future years, Lloyds TSB will undertake a review of their executive remuneration arrangements with a view to ensuring compliance with the conditions relating to the Proposed Government Funding and in particular, the Association of British Insurers' industry best practice code on executive pay and remuneration and any new FSA code on risk-based remuneration.

(c) Lloyds TSB Share Plans

The Lloyds TSB Executive Directors are also eligible to participate in the Lloyds TSB Share Plans. Lloyds TSB Executive Directors currently have outstanding share options and awards under the Lloyds TSB Long Term Incentive Plan, the Lloyds TSB Performance Share Plan, the Lloyds TSB Shareplan, the Lloyds TSB Executive Share Option Schemes and the Lloyds TSB Sharesave Scheme. Details of outstanding options and awards of the Lloyds TSB Directors are contained in paragraph 7(b) of Part 13 (*Additional Information*) of this document.

(d) Pension Schemes

Lloyds TSB Executive Directors are either entitled to participate in the Lloyds TSB Group's defined benefit pension schemes (based on salary and length of service, with a maximum pension of two thirds of final salary), or the Lloyds TSB Group's defined contribution scheme (under which their final entitlement will depend on their contributions and the final value of their fund). The defined benefit schemes are closed to new entrants on recruitment.

Those directors who joined the Lloyds TSB Group after 1 June 1989 and are members of a defined benefit scheme have pensions provided on salary in excess of the earnings cap either through membership of a funded unapproved retirement benefits scheme ("**FURBS**") or by an unfunded pension promise.

Retirement pensions accrue at rates of between one sixtieth and one thirtieth of basic salary.

Lloyds TSB Directors have a normal retirement age of 60. However, following the implementation of The Employment Equality (Age) Regulations 2006, they may now choose to delay their retirement until age 65. In the event of death in service, a lump sum of four times salary is payable plus, for members of a defined benefit scheme, a spouse's pension of two-thirds of the member's prospective pension. On death in retirement, a spouse's pension of two-thirds of the member's pension is payable. The defined benefit schemes are non-contributory. Members of defined contribution schemes are required to contribute.

If J. Eric Daniels and Archie G. Kane cease to be employed by reason of redundancy and are aged 50 or more, their employment contracts state that Lloyds TSB shall procure that an immediate pension shall be payable from the date of cessation of employment based on final pensionable salary and pensionable service at the time of cessation but without any reduction for commencement of payment before the age of 60.

11. Benefits on termination of employment of Lloyds TSB Directors

Save as set out below, the Lloyds TSB Directors' service agreements make no provision for compensation in the event of early termination of their employment.

The service agreements for G Truett Tate, Tim J W Tookey and Helen A Weir specify that the compensation payable in the event of termination without cause should be calculated on base salary only for the applicable notice period. Lloyds TSB will pay them 12 monthly payments of one month's base salary or, in the case of G Truett Tate and Helen A Weir, pay them a lump sum of 12 months' base salary. Their service agreements provide that any such sums will be reduced by any remuneration received from any new employment in respect of the same period.

The service agreements for Sir Victor Blank, J Eric Daniels and Archie G Kane provide for 12 months' notice (6 months in the case of Sir Victor). In the event of termination without cause, the compensation payable to them would be based on their base salary and contractual benefits for the applicable notice period. In

accordance with the Lloyds TSB Group's policy, Lloyds TSB would expect such compensation to be reduced by any remuneration from alternative employment and be paid on a monthly basis.

It is not the Lloyds TSB Group's policy to compensate executive directors for loss of bonus in respect of any period of notice of termination.

The non-executive Lloyds TSB Directors (other than Sir Victor Blank) do not have service agreements or notice periods, although they each have letters of engagement reflecting their responsibilities and commitments. Under the Lloyds TSB articles of association of the Company, all Lloyds TSB Directors must retire and seek election by Lloyds TSB Shareholders at the annual general meeting following next after his or her appointment. No compensation would be paid to any non-executive director (other than Sir Victor Blank, whose entitlement is set out above) in the event of early termination.

Details of the Lloyds TSB Chairman and Lloyds TSB executive directors' notice periods under their service agreements with Lloyds TSB Bank plc are set out below:

Name	*Date of current contract*	*Notice period – from company*	*Notice period – from executive*
Sir Victor Blank	25 January 2006	6 months	6 months
J Eric Daniels	19 October 2001	12 months	6 months
Archie G Kane	9 February 2000	12 months	6 months
G Truett Tate	29 July 2004	12 months	6 months
Tim J W Tookey	10 February 2006	12 months	6 months
Helen A Weir CBE	4 March 2004	12 months	6 months

12. Share Capital

(a) Share Capital Summary

(i) Authorised ordinary share capital

As at 12 November 2008 (the latest practicable date prior to the publication of this document), the authorised ordinary share capital of Lloyds TSB was £1,727,763,158 divided into 6,911,052,632 ordinary shares of £0.25 each and 79 million limited voting ordinary shares of £0.25 each.

(ii) Issued ordinary share capital

As at 12 November 2008 (being the latest practicable date prior to the publication of this document), 5,972,853,501 ordinary shares and 78,947,368 limited voting ordinary shares were in issue fully paid or credited as fully paid.

(iii) Current share capital position

The following table shows the authorised and issued share capital of Lloyds TSB, as at 12 November 2008, being the latest practicable date prior to the publication of this document:

	Authorised		*Issued and fully paid*	
Class of Share	*Number*	*Amount*	*Number*	*Amount*
Ordinary Shares of £0.25 each	6,911,052,632	£1,727,763,158	5,972,853,501	£1,493,213,375
Limited Voting Ordinary Shares of £0.25 each	78,947,368	£19,736,842	78,947,368	£19,736,842
Preference Shares of £0.25 each	175,000,000	£43,750,000	600,400	£150,100
Preference Shares of US$0.25 each	160,000,000	US$40,000,000	1,000,000	US$250,000
Preference Shares of €0.25 each	160,000,000	€40,000,000	0	0
Preference Shares of ¥25 each	50,000,000	¥1,250,000,000	0	0

The authorised, issued and fully paid share capital of Lloyds TSB immediately following completion of the Lloyds TSB Placing and Open Offer, the issue of Lloyds TSB HMT Preference Shares to HM Treasury, the HBOS Preference Share Scheme and the Acquisition[1] is expected to be as follows:

	Authorised		Issued and fully paid	
Class of Share	*Number*	*Amount*	*Number*	*Amount*
Ordinary Shares of £0.25 each	21,822,960,853	£5,455,740,213	16,367,332,731	4,091,833,183
Limited Voting Ordinary Shares of £0.25 each	78,947,368	£19,736,842	78,947,368	£19,736,842
Preference Shares of £0.25 each	800,000,000	£200,000,000	603,700,400	£150,925,100
Preference Shares of US$0.25 each	160,000,000	US$40,000,000	3,250,000	US$812,500
Preference Shares of €0.25 each	160,000,000	€40,000,000	—	—
Preference Shares of ¥25 each	50,000,000	¥1,250,000,000	—	—

Note:

(1) The number of Lloyds TSB Shares in issue immediately following the Lloyds TSB Placing and Open Offer, the Lloyds TSB HMT Preference Share Issue, the HBOS Preference Share Scheme and the Acquisition assumes (i) that the maximum number of Lloyds TSB Shares and Lloyds TSB HMT Preference Shares to be issued pursuant to the Lloyds TSB Placing and Open Offer, the Lloyds TSB HMT Preference Share Issue and the HBOS Preference Share Scheme have been issued, (ii) no other issues of Lloyds TSB Shares or Lloyds TSB preference shares (including under Lloyds TSB Share Plans) between 12 November 2008, being the last practicable date prior to the publication of this document, and the Effective Date, and (iii) no other issues of HBOS Shares (including under the HBOS Share Schemes) between 12 November 2008, being the last practicable date prior to the publication of this document, and the Effective Date.

Options and awards to acquire Lloyds TSB Shares have been granted to employees of the Lloyds TSB Group under the Lloyds TSB share plans. As at 12 November 2008 (being the last practicable date prior to publication of this document) there were options and awards outstanding over 53,643,157 Lloyds TSB Shares.

(b) History of the share capital of Lloyds TSB:

The following table and paragraphs show the changes in the issued share capital of Lloyds TSB which have occurred between 1 January 2005 and 12 November 2008, being the latest practicable date prior to the publication of this document:

	Ordinary shares issued under Lloyds TSB Share Plans		*Ordinary shares allotted in respect of the placing*	
Year	*Number of shares*	*Nominal value (£)*	*Number of shares*	*Nominal value (£)*
1 January 2005 – 31 December 2005	6,216,489	1,554,122	0	0
1 January 2006 – 31 December 2006	35,350,837	8,837,709	0	0
1 January 2007 – 31 December 2007	9,739,508	2,434,877	0	0
1 January 2008 – 12 November 2008	40,749,556	10,187,389	284,400,000	71,100,000
Total	92,056,390	23,014,097	284,400,000	71,100,000

During 2004, the directors approved the allotment at par of 400 6 per cent. non-cumulative redeemable preference shares of 25p each. The shares, which are redeemable at the option of Lloyds TSB at any time, carry the rights to a fixed rate non-cumulative preferential dividend at a rate of 6 per cent. per annum; no dividend shall be payable in the event that the directors determine that prudent capital ratios would not be maintained if the dividend were paid. Upon winding up, the shares rank equally with any other preference shares issued by Lloyds TSB. With effect from 1 January 2005, following the implementation of IAS 39, these instruments were reclassified as debt.

During 2006, Lloyds TSB issued 600,000 fixed/floating rate non-cumulative callable preference shares of 25 pence each with a liquidation preference of £1,000 per share and 1,000,000 fixed/floating rate non-cumulative callable preference shares of 25 cents each with a liquidation preference of US$1,000 per share. Both issues of preference shares are perpetual, although the two issues can be redeemed at the option of Lloyds TSB on or after 25 August 2015 and 14 November 2016 respectively and carry the right to non-cumulative dividends which are fixed until those first redemption dates. The terms of these two issues of preference shares are such that Lloyds TSB cannot declare and pay a dividend on any other junior class of share (including the mandatory dividend on the 400 6 per cent. non-cumulative redeemable preference shares mentioned above) until the coupon has been paid on these preference shares. As Lloyds TSB is effectively committed to the payment of a coupon on these shares, they are classified as liabilities on the balance sheet in accordance with IFRS. The holders of the fixed/floating rate non-cumulative callable preference shares, who held less than 0.1 per cent. of the total share capital as at 31 December 2007, do not have the right to receive notice of,

attend, speak or vote at any general meetings other than on resolutions relating to the variation or abrogation of any of the rights or restrictions attached to the preference shares or the winding-up or dissolution of Lloyds TSB or if, at the date of the notice of meeting, the dividend payable at the immediately preceding dividend payment date has failed to be declared and paid in full. Upon winding-up, the fixed/floating rate non-cumulative callable preference shares shall rank equally with the most senior class of preference shares and any other class of shares which are expressed to rank equally. Any repayment of the fixed/floating rate non-cumulative callable preference shares would require prior notification to the Financial Services Authority. The sterling fixed/floating rate non-cumulative callable preference shares can be redeemed at the option of the Company on or after 25 August 2015; at this call date, dividends will be reset at a margin of 1.28 per cent. over three months LIBOR. The US dollar fixed/floating rate non-cumulative callable preference shares can be redeemed at the option of Lloyds TSB on or after 14 November 2016; at this call date, dividends will be reset at a margin of 1.035 per cent. over three month LIBOR. In certain circumstances, the fixed/floating rate non-cumulative callable preference shares may be mandatorily exchanged for qualifying non-innovative Tier 1 securities and, in certain circumstances and subject to compliance with certain requirements, the fixed/floating rate non-cumulative callable preference shares may be redeemed by Lloyds TSB at certain times in the event that the FSA makes a decision that the preference shares can no longer qualify as non-innovative Tier 1 capital. Lloyds TSB may declare no dividend or a partial dividend on these preference shares; notwithstanding this discretion, in certain circumstances, the dividends on the fixed/floating rate non-cumulative callable preference shares will be mandatorily payable if the preference shares cease to be eligible to qualify as regulatory capital and Lloyds TSB is in compliance with relevant FSA regulations regarding capital adequacy. Dividends may be reduced if the distributable profits of Lloyds TSB are insufficient to cover the payment in full of the dividends and also the payment in full of all other dividends on shares issued by Lloyds TSB. These securities were issued during 2006 primarily to finance the development and expansion of the business of the Lloyds TSB Group.

(c) Existing Shareholder Authorities

At an annual general meeting of Lloyds TSB held on 8 May 2008, the power conferred on the Lloyds TSB Directors by Article 9.2 of the Articles of Association was renewed for a period expiring at the conclusion of the annual general meeting of Lloyds TSB in 2009 or on 7 August 2009, whichever is the earlier, and for that period the "section 80 amount" was set at £359,319,742, US$39,750,000, €40,000,000 and ¥1,250,000,000. The current "section 80 amount" is £288,219,742 following the placing of 284,400,000 Lloyds TSB Shares on 19 September 2008.

At that annual general meeting, the resolutions relating to the following issues were also passed:

(i) the power conferred on the Lloyds TSB Directors by Article 9.3 of the Lloyds TSB articles of association was renewed for a period expiring at the conclusion of the annual general meeting of Lloyds TSB in 2009 or on 7 August 2009, whichever is the earlier, and for that purpose the "section 89 amount" was set at £71,589,007;

(ii) Lloyds TSB's general and unconditional authority to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) was renewed, provided that:

  (A) the maximum number of Lloyds TSB Shares to be purchased is 572,712,063 (equivalent to 10 per cent. of the issued ordinary share capital);

  (B) the minimum price which may be paid for a Lloyds TSB Share is 25 pence per share, which amount shall be exclusive of expenses;

  (C) the maximum price (exclusive of expenses) which may be paid for a Lloyds TSB Share is, in respect of a Lloyds TSB Share contracted to be purchased on any day, an amount equal to 105 per cent. of the average of the mid-market quotations for a Lloyds TSB Share as derived from the Daily Official List of The London Stock Exchange for the five Business Days immediately preceding the day on which the Lloyds TSB Share is purchased;

  (D) the authority will expire at the conclusion of the annual general meeting of Lloyds TSB in 2009 or on 7 November 2009 (whichever is the earlier) unless such authority is renewed before then; and

  (E) Lloyds TSB may make a contract to purchase Lloyds TSB Shares under the renewed and extended authority prior to the expiry of such authority which will or may be executed wholly or partly after such expiry, and may make a purchase of Lloyds TSB Shares in pursuance of any such contract as if the authority had not expired.

(d) Shareholder Authorities Proposed at the Lloyds TSB General Meeting

(i) The following ordinary resolutions relating, *inter alia*, to Lloyds TSB's share capital are set out in the Lloyds TSB Circular and it is proposed that these resolutions (summarised below) will be voted on at the Lloyds TSB General Meeting on 19 November 2008 for the purpose of facilitating the Acquisition and the Lloyds TSB Placing and Open Offer:

  (A) conditional upon the passing of the ordinary resolution cited at (iii) below, the Acquisition be approved and the Lloyds TSB Board be authorised to implement the Acquisition; and

  (B) the waiver granted by the Panel of the obligation that might otherwise arise under Rule 9 of the Takeover Code on HM Treasury or its nominee to make a general offer to Lloyds TSB Shareholders for all of the issued ordinary shares in the capital of Lloyds TSB held by them as a

result of the issue of new Lloyds TSB Shares to HM Treasury pursuant to the Lloyds TSB Placing and Open Offer and the Acquisition, be approved. This represents a maximum of 43.5 per cent. of the shares carrying voting rights in Lloyds TSB.

(C) subject to and conditional upon the Acquisition becoming unconditional:

I. the authorised share capital of Lloyds TSB be increased from an aggregate of £1,791,250,000, US$40,000,000, €40,000,000 and ¥1,250,000,000 to £5,675,477,055, US$40,000,000, €40,000,000 and ¥1,250,000,000 by the creation of 14,911,908,221 new ordinary shares of 25 pence each and the creation of 625,000,000 new preference shares of 25 pence each; and

II. the Lloyds TSB Board be generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 (in substitution for the authority conferred on it on 8 May 2008) to exercise all powers of Lloyds TSB as set out in article 9.2 of the Articles of Association to allot the new relevant securities created pursuant to part (a) of this ordinary resolution, and which authority shall expire on the date of the annual general meeting of Lloyds TSB in 2009 or on 7 August 2009, whichever is the earlier (unless previously revoked or varied by Lloyds TSB in general meeting) and for such period the relevant "section 80 amount" shall be an aggregate nominal amount of £3,884,227,055, US$39,750,000, €40,000,000 and ¥1,250,000,000 save that Lloyds TSB may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Lloyds TSB Board may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred by this resolution had not expired;

(D) conditional upon the passing of the ordinary resolution cited at (iii) above, pursuant to article 122 of the Articles of Association, upon the recommendation of the Lloyds TSB Board an amount out of the sums standing to the credit of any of Lloyds TSB's share premium account, capital redemption reserve or other undistributable reserve of up to the maximum amount standing to the credit of such reserves, as the Lloyds TSB Board may at its discretion determine, be capitalised, being such amount as the Lloyds TSB Board may determine for the purposes of paying up new ordinary shares and that the Lloyds TSB Board be authorised to apply such amount in paying up the new ordinary shares and to take all such other steps as it may deem necessary, expedient or appropriate to implement such capitalisation; and

(E) subject to and conditional upon the Acquisition becoming unconditional, Lloyds TSB be generally and unconditionally authorised for the purpose of section 166 of the Companies Act 1985 to make market purchases (as defined in section 163(3) of the Companies Act 1985) of Enlarged Group HMT Preference Shares, on such terms and in such manner as the Lloyds TSB Board may from time to time determine provided that:

I. the maximum number of Enlarged Group HMT Preference Shares which may be purchased is 4,000,000;

II. the minimum price which may be paid for each Enlarged Group HMT Preference Share is 25 pence (exclusive of expenses);

III. the maximum price which may be paid for each Enlarged Group HMT Preference Share is an amount equal to 120 per cent. of the liquidation preference of the Enlarged Group HMT Preference Shares; and

IV. the authority conferred shall expire on the day which is 18 months after the date on which this ordinary resolution is passed (except in relation to the purchase of Enlarged Group HMT Preference Shares the contracts for which are concluded before such expiry and which are executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

(ii) The following special resolution relating, *inter alia*, to Lloyds TSB's share capital is set out in the Lloyds TSB Circular and it is proposed that this resolution will be voted on at the Lloyds TSB General Meeting on 19 November 2008 for the purpose of facilitating the Acquisition and the Lloyds TSB Placing and Open Offer:

(A) the power conferred on the Lloyds TSB Board by article 9.3 of the Articles of Association be renewed for the period ending on the day of Lloyds TSB's annual general meeting in 2009 or on 7 August 2009, whichever is the earlier, and for that period the relevant "section 89 amount" shall be £205,577,100 if the ordinary resolution cited at 2.3.1(iii) above is passed (equivalent to 822,308,400 ordinary shares of 25 pence each in the capital of Lloyds TSB) or £75,647,511 if the ordinary resolution cited at 2.3.1(iii) above is rejected (equivalent to 302,590,044 ordinary shares of 25 pence each in the capital of Lloyds TSB).

13. Memorandum and Articles of Association

The following is a summary of Lloyds TSB's Memorandum and Articles of Association and which are available for inspection as set out in paragraph 17 of this Part 13 (*Additional Information*) of document.

(a) Memorandum of Association

The Memorandum of Association provides, amongst other things, that the main objects for which Lloyds TSB is formed and incorporated are to take over and hold all or such part of the property and rights, and to assume and undertake all or such part of the liabilities and obligations, of the Trustee Savings Bank Central Board (the "Central Board"), Trustee Savings Banks (Holdings) Limited ("TSB Holdings") and the trustee savings banks (meaning the banks defined as the existing banks in the Trustee Savings Banks Act 1985, the "TSBA") as shall be transferred to and vested in Lloyds TSB under the TSBA, to carry on the business of banking in all or any of its aspects and to carry on the business of a holding company. The objects of Lloyds TSB are set out in full in clause 4 of the Memorandum of Association of Lloyds TSB.

Under its Memorandum of Association, Lloyds TSB may borrow or raise money in such manner and upon such terms and on such security as may seem to the directors to be expedient and in particular by the issue or deposit of debentures or debenture stock or other securities of any description and to secure all or any of Lloyds TSB's liabilities in respect of money borrowed, raised or owing or any other debt or obligation of or binding on Lloyds TSB in such manner as may be thought expedient and in particular by mortgage, charge or lien upon all or any part of the undertaking, property and assets, present or future, and uncalled capital of Lloyds TSB.

(b) Articles of Association

The Articles of Association contain provisions to the following effect:

(i) Voting rights

For the purposes of determining which persons are entitled to attend or vote at a meeting and how many votes such persons may cast, Lloyds TSB may specify in the notice of the meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the register in order to have the right to attend or vote at the meeting. Every holder of ordinary shares who is entitled to be and is present in person (including any corporation by its duly authorised representative) at a general meeting of Lloyds TSB and is entitled to vote will have one vote on a show of hands and, on a poll, if present in person or by proxy, will have one vote for every such share held by him, save that a member will not be entitled to exercise the right to vote carried by such shares if he or any person appearing to be interested in the shares held by him has been duly served with a notice under section 793 of the Companies Act (requiring disclosure of interests in shares) and is in default in supplying Lloyds TSB with information required by such notice. The limited voting shares confer the right to receive notice of and to attend and speak at all general meetings of Lloyds TSB, but do not confer a right to vote unless the business of the meeting includes the consideration of a resolution:

- to approve an acquisition or disposal by Lloyds TSB or any of its subsidiaries in circumstances in which the approval of shareholders in general meeting is either required by virtue of securities of Lloyds TSB being listed on a recognised exchange, or is sought by the directors, due to the significance of the transaction; or
- for the winding-up of Lloyds TSB; or
- to vary the rights of the limited voting shares.

In any such case, the holder may vote the limited voting shares only in respect of such resolution and will have the same rights with regard to the number and exercise of votes as a holder of ordinary shares but, in the case of a variation in the rights of limited voting shares, shall also have the protection of a requirement for approval of the variation by way of a special resolution at a separate class meeting of the holders of limited voting shares. Preference shares confer such rights as may be determined by the directors on allotment, but unless the directors otherwise determine, fully paid preference shares confer identical rights as to voting, capital dividends and otherwise, notwithstanding that they are denominated in different currencies and shall be treated as if they are one single class of shares. There are no limitations imposed by UK law or the Memorandum and Articles of Association of Lloyds TSB restricting the rights of non-residents of the UK or non-citizens of the UK to hold or vote shares of Lloyds TSB.

(ii) General meetings

Lloyds TSB must give at least 21 days' notice in writing of an annual general meeting. All other general meetings may be called by at least 14 days' notice in writing. The directors may make arrangements to regulate the level of attendance at any place specified for the holding of a general meeting and, in any such case, shall direct that the meeting be held at a specified place, where the chairman of the meeting shall preside, and make arrangements for simultaneous attendance and participation by members and proxies at other locations. The chairman of a general meeting has express authority to adjourn the meeting if, in his opinion, it appears impracticable to hold or continue the meeting because of crowding or unruly conduct or because an adjournment is otherwise necessary for the proper conduct of the meeting. Annual general meetings of Lloyds TSB are to be held in Edinburgh or such other place in Scotland as the directors shall appoint.

(iii) Dividends and other distributions and return of capital

The shareholders in general meeting may by ordinary resolution declare dividends to be paid to members of Lloyds TSB, but no dividends shall be declared in excess of the amount recommended by the directors. The directors may pay fixed dividends on any class of shares carrying a fixed dividend

and may also from time to time pay dividends, interim or otherwise, on shares of any class. Except in so far as the rights attaching to any shares otherwise provide, all dividends shall be apportioned and paid *pro rata* according to the amounts paid up thereon. Subject to the rights attaching to any shares, any dividend or other monies payable in respect of a share may be paid in such currency or currencies as the directors may determine using such exchange rates as the directors may select.

The opportunity to elect to receive new shares instead of any cash dividend recommended by the directors, may be offered to shareholders provided that the directors shall have obtained in advance the shareholders' approval to do so as required by the Articles of Association.

The limited voting shares do not confer a right to participate in any distribution of profits by way of dividend. For any other distributions, the limited voting shares shall be deemed to confer rights and interests in the profits equally with the holders of ordinary shares according to the amounts paid up on such limited voting shares and ordinary shares respectively otherwise than in advance of calls.

On any distribution by way of capitalisation, the amount to be distributed will be appropriated amongst the holders of ordinary shares and limited voting shares in proportion to their holdings of ordinary shares and limited voting shares (*pro rata* to the amount paid up thereon). If the amount to be distributed is applied in paying up in full unissued ordinary shares and limited voting shares of Lloyds TSB, a shareholder will be entitled to receive bonus shares of the same class as the shares giving rise to his entitlement to participate in the capitalisation.

Any dividend unclaimed after a period of 12 years from the date of declaration of such dividend will be forfeited and revert to Lloyds TSB. No dividends or other monies payable on or in respect of a share shall bear interest against Lloyds TSB.

On a return of capital, whether in a winding-up or otherwise, the ordinary shares and the limited voting shares will rank equally in all respects and the preference shares will be entitled to the rights attaching to them on issue.

For more information on dividends, please refer to paragraph 5 of this Part 7.

(iv) Conversion of limited voting shares

Each limited voting share will be converted into an ordinary share:

- on the day following the last date on which an amount could become due and payable to a holder of limited voting shares under a deed of covenant in favour of the Lloyds TSB Foundations. A deed of covenant is a legal document which records the obligation of one person to pay a specified sum to another for a specified number of years; or
- if an offer is made to shareholders (or to all such shareholders other than the offeror and/or any body corporate controlled by the offeror and/or any persons acting in concert with the offeror) to acquire the whole or any part of the issued ordinary share capital of Lloyds TSB and the right to cast more than 50 per cent. of the votes which may ordinarily be cast on a poll at a general meeting of Lloyds TSB becomes or is certain to become vested in the offeror and/or any bodies corporate controlled by the offeror and/or any persons acting in concert with the offeror. The publication of a scheme of arrangement under the statutes providing for the acquisition by any person of the whole or part of the ordinary share capital of Lloyds TSB shall be deemed to be the making of an offer for this purpose.

The shares resulting from conversion will carry the right to receive all dividends and other distributions declared, made or paid on the ordinary share capital of Lloyds TSB by reference to a record date on or after the date of conversion and will rank equally in all other respects and form one class with the ordinary share capital of Lloyds TSB then in issue and fully paid.

Holders of limited voting shares will be entitled to participate in any offer made by way of rights to holders of ordinary shares as if the limited voting shares had been converted at the relevant record date.

(v) Variation of rights and alteration of capital

Subject to the provisions of the Companies Act, the CREST Regulations and every other statute for the time being in force or any judgment or order of any court of competent jurisdiction concerning companies and affecting Lloyds TSB (the "statutes"), the rights attached to any class of shares for the time being in issue may (subject to their terms of issue) be varied, modified or abrogated with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of shares of that class. At any such separate meeting, the provisions of the Articles of Association relating to general meetings will apply, but the necessary quorum at any such meeting will be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of that class (except at an adjourned meeting, at which the quorum shall be any holder of shares of the class, present in person or by proxy) and any such person may demand a poll.

Lloyds TSB may, by ordinary resolution, increase its share capital, consolidate and divide all or any of its shares into shares of larger amount, sub-divide all or any of its shares into shares of smaller amount and cancel any shares not taken or agreed to be taken by any person.

However, for so long as the limited voting shares have not been converted (as described above):

- Lloyds TSB is prohibited from consolidating or subdividing any of the ordinary shares without consolidating or subdividing the limited voting shares in like manner and to a like extent; and
- Lloyds TSB will not create any new class of equity share capital, other than in connection with or pursuant to an employees' share scheme approved by Lloyds TSB in general meeting, provided that the creation of equity share capital which carries (as compared with the Existing Ordinary Shares) only restricted voting or no voting rights and no greater rights as regards dividends or capital shall not be deemed to be the creation of a new class of equity share capital.

Subject to the provisions of the statutes, Lloyds TSB may, by special resolution, reduce its share capital, any capital redemption reserve, share premium account or other undistributable reserve in any way.

(vi) *Transfer of shares*

All transfers of shares which are in certificated form may be effected by transfer in writing in any usual or common form or in any other form acceptable to the directors and must be executed by or on behalf of the transferor and, if the shares thereby transferred are not fully paid, by or on behalf of the transferee. The transferor will be deemed to remain the holder of the shares transferred until the name of the transferee is entered in the register of members of Lloyds TSB in respect thereof. All transfers of shares which are in uncertificated form may be effected by means of a relevant system.

The directors may, in the case of shares in certificated form, in their absolute discretion and without assigning any reason therefor, refuse to register any transfer of shares (not being fully paid shares) provided that, where any such shares are admitted to the Official List, such discretion may not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper basis. The directors may also decline to register a transfer unless either:

- the instrument of transfer complies with the requirements of the Articles of Association and the transfer is in respect of only one class of shares; or
- the transfer is in favour of not more than four persons as the transferee.

The directors shall refuse to register the transfer of any share on which Lloyds TSB has a lien and shall refuse to register the transfer of any limited voting share unless the same is:

- between existing holders of limited voting shares; or
- under a scheme established or order made by the Charity Commissioners or by the Court to a transferee having charitable objects; or
- in the course of a winding-up to an institution having charitable objects which prohibit distributions of income and property to members to at least the same extent as is imposed on the transferor by its Memorandum of Association; or
- at the direction of the crown to another charity having similar objects.

The Articles of Association otherwise contain no restrictions on the free transferability of fully paid shares.

Lloyds TSB's shares are in registered form and the Articles of Association do not provide for bearer shares. The registration of share transfers may be suspended and the register may be closed at such times and for such periods as the directors may determine (not exceeding 30 days in any year), provided that if the shares are traded through an electronic trading system, the register may not be closed without the consent of the operator.

Subject to the statutes and the rules (as defined in the CREST Regulations), the directors may determine that any class of shares may be held in uncertificated form and that title to such shares may be transferred by means of an electronic trading system or that shares of any class should cease to be so held and so transferred.

(vii) *Disclosure of holdings exceeding certain percentages*

The Disclosure and Transparency Rules require Lloyds TSB Shareholders to notify Lloyds TSB if the voting rights held by such Lloyds TSB Shareholders (including by way of a certain financial instrument) reach, exceed or fall below 3 per cent. and each 1 per cent. threshold thereafter up to 100 per cent. Under the Disclosure and Transparency Rules, certain voting rights in Lloyds TSB may be disregarded.

Pursuant to the Companies Act, Lloyds TSB may also send a notice to any person whom Lloyds TSB knows or believes to be interested in Lloyds TSB's shares, requiring that person to confirm whether he has such an interest and if so details of that interest.

Under the Lloyds TSB Articles of Association and UK law, if a person fails to comply with such a notice or provides information that is false in a material particular in respect of any shares (the "default shares"), the Lloyds TSB Directors may serve a restriction notice on such a person. Such a restriction notice will state that the default shares and, if the Lloyds TSB Directors determine, any other shares held by that person, shall not confer any right to attend or vote at any general meeting of Lloyds TSB. Certain consequences of the issue of a restriction notice are outlined above.

In respect of a person with a 0.25 per cent. or more interest in the issued shares of the class in question, the Lloyds TSB Directors may direct by notice to such member that, subject to certain exceptions, no transfers of shares held by such person shall be registered and that any dividends or

other payments on the shares shall be retained by Lloyds TSB pending receipt by Lloyds TSB of the information requested by the Lloyds TSB Directors. Certain consequences of the issue of a restriction notice are outlined above.

(viii) *Mandatory takeover bids, squeeze-out and sell-out rules*

Other than as provided by the Companies Act and the Takeover Code, there are no rules or provisions relating to mandatory bids and/or squeeze-out and sell-out rules in relation to the Lloyds TSB Shares.

(ix) *Untraced members*

Lloyds TSB is empowered to sell, as the agent of a member, at the best price reasonably obtainable, any share registered in the name of a member remaining untraced for 12 years who fails to communicate with Lloyds TSB within three months following the publication of an advertisement of an intention to make such a disposal; provided that during the 12-year period at least three dividends have become payable and no dividend has been claimed.

Lloyds TSB shall be obliged to account to the member for the proceeds of the disposal. However, any net proceeds of sale unclaimed after 12 years from the date of sale shall be forfeited and shall revert to Lloyds TSB.

(x) *Forfeiture and lien*

If a member fails to pay in full any call or instalment of a call on or before the due date for payment, then, following notice by the directors requiring payment of the unpaid amount with any accrued interest and any expenses incurred, such share may be forfeited by a resolution of the directors to that effect (including all dividends declared in respect of the forfeited share and not actually paid before forfeiture). A member whose shares have been forfeited will cease to be a member in respect of the shares, but will, notwithstanding the forfeiture, remain liable to pay to Lloyds TSB all monies which at the date of forfeiture were presently payable together with interest. The directors may at their absolute discretion enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal or waive payment in whole or part.

Lloyds TSB has a first and paramount lien on every share (not being a fully paid share) for all monies (whether presently payable or not) called or payable at a fixed time in respect of such share, and the directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt from such a lien, either wholly or partially.

A forfeited share becomes the property of Lloyds TSB, and it may be sold, re-allotted, otherwise disposed of or cancelled as the directors see fit. Any share on which Lloyds TSB has a lien may be sold on the terms set out in the Articles of Association. The proceeds of sale shall first be applied towards payment of the amount in respect of the lien insofar as it is still payable and then on surrender of the share certificate for cancellation (in the case of shares in certificated form), to the person entitled to the shares at the time of sale.

(xi) *Purchase of own shares*

Subject to the provisions of the statutes, Lloyds TSB may purchase any of its own shares of any class, but if there are in issue any shares which are admitted to the Official List which are convertible into equity share capital of Lloyds TSB of the class proposed to be purchased, then Lloyds TSB will not purchase such equity shares unless the terms of the convertible shares include provisions permitting Lloyds TSB to purchase its own equity shares or providing for adjustment to the conversion terms upon such a purchase or the purchase has first been approved by a special resolution passed at a separate meeting of the holders of such convertible shares.

(xii) *Winding-up*

If Lloyds TSB is wound up, the liquidator may, with the authority of a special resolution, divide amongst the members in specie or kind the whole or any part of the assets of Lloyds TSB. The liquidator may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator thinks fit, and the liquidation may be closed and Lloyds TSB dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

(xiii) *Directors*

The business and affairs of Lloyds TSB shall be managed by the directors, who may exercise all such powers of Lloyds TSB as are not by the statutes or by the Articles of Association required to be exercised by Lloyds TSB in general meeting, subject to the Articles of Association, to the provisions of the statutes and to such regulations as may be set by special resolution of Lloyds TSB, but no regulation so made by Lloyds TSB will invalidate any prior act of the directors which would have been valid if such regulation had not been made.

The directors may confer upon any director holding any executive office any of the powers exercisable by them on such terms and conditions, and with such restrictions, as they think fit. The directors may also delegate any of their powers to committees. Any such committee shall have power to sub-delegate to sub-committees or to any person any of the powers delegated to it. Any such committee or sub-

committee shall consist of one or more directors only. The meetings and proceedings of any such committee or sub-committee consisting of two or more persons shall be governed, with such changes as are appropriate, by the provisions of the Articles of Association regulating the meetings and proceedings of the directors.

The quorum necessary for the transaction of business of the directors may be fixed from time to time by the directors and unless so fixed at any other number shall be four. Questions arising at any meeting of the directors shall be determined by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall have a second or casting vote.

(xiv) Authorisation of directors' interests

Subject to the provisions of the statutes, the directors can authorise any matter which would or might otherwise constitute or cause a breach of the duty of a director to avoid a situation in which he has or can have a direct or indirect interest that conflicts, or may reasonably be expected at the time of authorisation a situation in which he has or can have conflict, with the interests of Lloyds TSB.

Such authorisation of a matter shall be effective only if the matter in question shall have been proposed in writing for consideration at a meeting of the directors, in accordance with the board's normal procedures or in such other manner as the directors may determine.

Any authorisation of a matter under the Articles shall be subject to such conditions or limitations as the directors may determine, whether at the time such authorisation is given or subsequently, and may be terminated by the directors at any time. A director shall comply with any obligations imposed on him pursuant to any such authorisation.

A director shall not, save as otherwise agreed by him, be accountable to Lloyds TSB for any benefit which he (or a person connected with him) derives from any matter authorised by the directors and any contract, transaction or arrangement relating thereto shall not be liable to be avoided on the grounds of any such benefit.

Where a director has an interest which can reasonably be regarded as likely to give rise to a conflict of interest, the director may, and shall if so requested by the directors, take such additional steps as may be necessary or desirable for the purpose of managing such conflict of interest, including compliance with any procedures laid down from time to time by the directors.

Lloyds TSB may by ordinary resolution ratify any contract, transaction or arrangement, or other proposal, not properly authorised under the Articles.

(xv) Material interests

Subject to the provisions of the statutes, the director (or a person connected with him), provided that the director has declared the nature and extent of any interest as required under the Articles:

- may be a director or other officer of, or be employed by, or otherwise interested (including by the holding of shares) in Lloyds TSB, a subsidiary undertaking of Lloyds TSB, any holding company of Lloyds TSB, a subsidiary undertaking of any such holding company, or any body corporate promoted by Lloyds TSB or in which Lloyds TSB is otherwise interested (a "relevant company"):
- may be a party to, or otherwise interested in, any contract, transaction or arrangement with a relevant company;
- may (and any firm of which he is a partner, employee or member may) act in a professional capacity for any relevant company (other than as auditor) and be remunerated therefore;
- may have an interest which cannot reasonably be regarded as likely to give rise to a conflict of interest;
- may have an interest, or a transaction or arrangement giving rise to such an interest, of which the director is not aware; and
- may have any other interest authorised under the Articles or by shareholder resolution.

Except as set out in the Articles of Association, a director shall not be entitled to vote nor be counted in the quorum in respect of any contract, transaction or arrangement, or any other proposal, in which he (or a person connected with him) is interested. Any vote of a director in respect of a matter where he is not entitled to vote shall be disregarded. A director shall not be counted in the quorum for a meeting of the directors in relation to any resolution on which he is not entitled to vote.

If a question arises at any time as to whether any interest of a director prevents him from voting, or being counted in the quorum, and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive, provided that the nature or extent of the interest of such director has been fairly disclosed. If any such question shall arise in respect of the chairman of the meeting, the question shall be decided by resolution of the directors and the resolution shall be conclusive provided that the nature or extent of the interest of the chairman of the meeting has been fairly disclosed to the directors.

(xvi) Confidential information

If a director, otherwise than by virtue of his position as director, receives information in respect of which he owes a duty of confidentiality to a person other than Lloyds TSB, he shall not be required to disclose such information to Lloyds TSB or otherwise use or apply such confidential information for the purpose of or in connection with the performance of his duties as a director, provided that such an actual or potential conflict of interest arises from a permitted or authorised interest under the Articles. This is without prejudice to any equitable principle or rule of law which may excuse or release the director from disclosing information, in circumstances where disclosure may otherwise be required under the Articles.

(xvii) *Remuneration*

The ordinary remuneration of the directors is determined by ordinary resolution of Lloyds TSB and is divisible among the directors as they may agree, or, failing agreement, equally. However, any director who holds office for only part of the period in respect of which remuneration is payable shall be entitled only to rank in such division for a proportion of the remuneration relating to the period during which he has held office. Any director who holds an executive office, or who serves on any committee of the directors, or who otherwise performs services which in the opinion of the directors are outside the scope of the ordinary duties of a director, may be paid extra remuneration by way of salary, commission or otherwise or may receive such other benefits as the directors may determine. The directors may repay to any director all such reasonable expenses as he may incur in attending and returning from meetings of the directors or of any committee of the directors or general meetings or otherwise in connection with the business of Lloyds TSB. The directors have the power to pay and agree to pay gratuities, pensions or other retirement, superannuation, death or disability benefits to, or to any person in respect of, any director or ex-director.

The quorum necessary for the transaction of business of the directors may be fixed from time to time by the directors and unless so fixed at any other number shall be four. Questions arising at any meeting of the directors shall be determined by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall have a second or casting vote.

(xviii) *Borrowing powers*

Under the Memorandum of Association, Lloyds TSB may borrow or raise money in such manner and upon such terms and on such security as may seem to the directors to be expedient and in particular by the issue or deposit of debentures or debenture stock or other securities of any description and to secure all or any of Lloyds TSB's liabilities in respect of money borrowed, raised or owing or any other debt or obligation of or binding on Lloyds TSB in such manner as may be thought expedient and in particular by mortgage, charge or lien upon all or any part of the undertaking, property and assets, present or future, and uncalled capital of Lloyds TSB.

(xix) *Retirement*

The Articles of association provide that each director shall retire at the annual general meeting held in the third calendar year following the year in which he was elected or last re-elected.

(xx) *Share qualification*

A director is not required to hold any shares of Lloyds TSB by way of qualification.

(xxi) *Indemnity/Insurance*

So far as may be permitted by the statutes, any person who is or was at any time a director, officer, employee or trustee of Lloyds TSB (or any associated company) may be indemnified by Lloyds TSB against any liability incurred by him in connection with any negligence, default, breach of duty or breach of trust by him or any other liability incurred in the execution of his duties, the exercise of his powers or otherwise in connection with his duties, powers or offices. The directors of Lloyds TSB may also purchase and maintain insurance in respect of such liabilities. So far as may be permitted by the statutes, Lloyds TSB may also provide defence costs in relation to any criminal, civil or regulatory proceedings to which any current or former director, officer, employee or trustee of Lloyds TSB (or any associated company) is subject and do anything to enable any such a person to avoid incurring such expenditure.

(xxii) *Electronic communications*

Lloyds TSB has the right to offer shareholders the opportunity to have documents and information made available to them through Lloyds TSB's website and in electronic form.

14. Description of the Lloyds TSB ADSs

American Depositary Shares

The Lloyds TSB Depositary, Bank of New York Mellon, will register and deliver Lloyds TSB ADSs. Each Lloyds TSB ADS will represent four Lloyds TSB Shares (or a right to receive four Lloyds TSB Shares) deposited with the principal London office of The Bank of New York Mellon, as custodian for the Lloyds TSB Depositary. Each Lloyds TSB ADS will also represent any other securities, cash or other property which may be held by the Lloyds TSB Depositary. The Lloyds TSB Depositary's corporate trust office at which the Lloyds TSB ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York's principal executive office is located at One Wall Street, New York, New York 10286.

Holders may hold Lloyds TSB ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an **"ADR"**, which is a certificate evidencing a specific number of Lloyds TSB ADSs, registered in such holder's name, or (ii) by having Lloyds TSB ADSs registered in such holder's name in the Direct Registration System, or (B) indirectly by holding a security entitlement in Lloyds TSB ADSs through such holder's broker or other financial institution. If a holder holds Lloyds TSB ADSs directly, such holder is a registered Lloyds TSB ADS holder, also referred to as a Lloyds TSB ADS holder. This description assumes such holder is an Lloyds TSB ADS holder. If a holder holds Lloyds TSB ADSs indirectly, such holder must rely on the procedures of its broker or other financial institution to assert the rights of Lloyds TSB ADS holders described in this section. Holders should consult with their broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the Lloyds TSB Depositary may register the ownership of uncertificated Lloyds TSB ADSs, which ownership shall be evidenced by periodic statements sent by the Lloyds TSB Depositary to the registered holders of uncertificated Lloyds TSB ADSs.

As a Lloyds TSB ADS holder, Lloyds TSB will not treat holders as a Lloyds TSB Shareholder and holders will not have shareholder rights. Scots law governs shareholder rights. The Lloyds TSB Depositary will be the holder of the shares underlying holders' Lloyds TSB ADSs. As a registered holder of Lloyds TSB ADSs, holders will have Lloyds TSB ADS holder rights. A deposit agreement among Lloyds TSB, the Lloyds TSB Depositary, the Lloyds TSB ADS holders and all other persons indirectly holding Lloyds TSB ADSs sets out Lloyds TSB ADS holder rights as well as the rights and obligations of the Lloyds TSB Depositary. New York law governs the deposit agreement and the Lloyds TSB ADSs.

The following is a summary of the material provisions of the deposit agreement.

Dividends and Other Distributions

How will holders receive dividends and other distributions on the Lloyds TSB Shares?

The Lloyds TSB Depositary has agreed to pay to Lloyds TSB ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Holders will receive these distributions in proportion to the number of Lloyds TSB Shares their Lloyds TSB ADSs represent.

- ***Cash.*** The Lloyds TSB Depositary will convert any cash dividend or other cash distribution Lloyds TSB pay on the shares into US dollars, if it can do so on a reasonable basis and can transfer the US dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the Lloyds TSB Depositary to distribute the foreign currency only to those Lloyds TSB ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the Lloyds TSB ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

  Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See paragraph 19(b) of Part 2 (*Explanatory Statement in connection with the Scheme*) of this document in relation to US taxation. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. *If the exchange rates fluctuate during a time when the Lloyds TSB Depositary cannot convert the foreign currency, holders may lose some or all of the value of the distribution.*

- ***Shares.*** The Lloyds TSB Depositary may distribute additional Lloyds TSB ADSs representing any Lloyds TSB Shares that Lloyds TSB distributes as a dividend or free distribution. The Lloyds TSB Depositary will only distribute whole Lloyds TSB ADSs. It will sell shares which would require it to deliver a fractional Lloyds TSB ADS and distribute the net proceeds in the same way as it does with cash. If the Lloyds TSB Depositary does not distribute additional Lloyds TSB ADSs, the outstanding Lloyds TSB ADSs will also represent the new shares.

- ***Rights to purchase additional shares.*** If Lloyds TSB offers holders of its securities any rights to subscribe for additional shares or any other rights, the Lloyds TSB Depositary may make these rights available to Lloyds TSB ADS holders. If the Lloyds TSB Depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the Lloyds TSB Depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The Lloyds TSB Depositary will allow rights that are not distributed or sold to lapse. *In that case, holders will receive no value for them.*

  If the Lloyds TSB Depositary makes rights available to Lloyds TSB ADS holders, it will exercise the rights and purchase the shares on their behalf. The Lloyds TSB Depositary will then deposit the shares and deliver ADSs to the persons entitled to them. It will only exercise rights if holders pay it the exercise price and any other charges the rights require holders to pay.

  US securities laws may restrict transfers and cancellation of the Lloyds TSB ADSs represented by shares purchased upon exercise of rights. For example, holders may not be able to trade these Lloyds TSB ADSs freely in the United States. In this case, the Lloyds TSB Depositary may deliver restricted Lloyds TSB Depositary shares that have the same terms as the Lloyds TSB ADSs described in this section except for changes needed to put the necessary restrictions in place.

- ***Other Distributions***. The Lloyds TSB Depositary will send to Lloyds TSB ADS holders anything else Lloyds TSB distributes on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the Lloyds TSB Depositary has a choice. It may decide to sell what Lloyds TSB distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what Lloyds TSB distributed, in which case Lloyds TSB ADSs will also represent the newly distributed property. However, the Lloyds TSB Depositary is not required to distribute any securities (other than Lloyds TSB ADSs) to Lloyds TSB ADS holders unless it receives satisfactory evidence from Lloyds TSB that it is legal to make that distribution.

The Lloyds TSB Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any Lloyds TSB ADS holders. Lloyds TSB has no obligation to register Lloyds TSB ADSs, shares, rights or other securities under the Securities Act. Lloyds TSB also has no obligation to take any other action to permit the distribution of Lloyds TSB ADSs, shares, rights or anything else to Lloyds TSB ADS holders. ***This means that holders may not receive the distributions Lloyds TSB make on Lloyds TSB Shares or any value for them if it is illegal or impractical for Lloyds TSB to make them available to you.***

Deposit, Withdrawal and Cancellation

How are Lloyds TSB ADSs issued?

The Lloyds TSB Depositary will deliver Lloyds TSB ADSs if holders or their brokers deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Lloyds TSB Depositary will register the appropriate number of Lloyds TSB ADSs in the names holders request and will deliver the Lloyds TSB ADSs to or upon the order of the person or persons that made the deposit.

How can Lloyds TSB ADS holders withdraw the deposited securities?

Lloyds TSB ADS holders may surrender your Lloyds TSB ADSs at the Lloyds TSB Depositary's corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Lloyds TSB Depositary will deliver the shares and any other deposited securities underlying the ADSs to the Lloyds TSB ADS holder or a person the Lloyds TSB ADS holder designates at the office of the custodian. Or, at the holder's request, risk and expense, the Lloyds TSB Depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do Lloyds TSB ADS holders interchange between certificated ADSs and uncertificated ADSs?

Lloyds TSB ADS holders may surrender their ADR to the Lloyds TSB Depositary for the purpose of exchanging their ADRs for uncertificated Lloyds TSB ADSs. The Lloyds TSB Depositary will cancel those ADRs and will send to the Lloyds TSB ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated Lloyds TSB ADSs. Alternatively, upon receipt by the Lloyds TSB Depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated Lloyds TSB ADSs for certificated Lloyds TSB ADSs, the Lloyds TSB Depositary will execute and deliver to the Lloyds TSB ADS holder an ADR evidencing those Lloyds TSB ADSs.

Voting Rights

How do Lloyds TSB ADS holders vote?

Lloyds TSB ADS holders may instruct the Lloyds TSB Depositary to vote the number of deposited Lloyds TSB Shares their ADSs represent. The Lloyds TSB Depositary will notify Lloyds TSB ADS holders of Lloyds TSB Shareholders' meetings and arrange to deliver Lloyds TSB voting materials to them if Lloyds TSB asks it to. Those materials will describe the matters to be voted on and explain how Lloyds TSB ADS holders may instruct the Lloyds TSB Depositary how to vote. For instructions to be valid, they must reach the Lloyds TSB Depositary by a date set by the Lloyds TSB Depositary. ***Otherwise, holders won't be able to exercise their right to vote unless they withdraw the shares. However, holders may not know about the meeting enough in advance to withdraw the shares.***

The Lloyds TSB Depositary will try, as far as practical, subject to Scots law and of Lloyds TSB articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by Lloyds TSB ADS holders. The Lloyds TSB Depositary will only vote or attempt to vote as instructed or as described in the following sentence.

If Lloyds TSB timely asked the Lloyds TSB Depositary to solicit holders' instructions and the Lloyds TSB Depositary does not receive voting instructions from you by the specified date, it will consider the holders to have authorized and directed it to give a discretionary proxy to a person designated by Lloyds TSB to vote the number of deposited securities represented by their Lloyds TSB ADSs. The Lloyds TSB Depositary will give a discretionary proxy in those circumstances to vote on all questions to be voted upon unless Lloyds TSB notify the Lloyds TSB Depositary that:

- Lloyds TSB does not wish to receive a discretionary proxy;
- Lloyds TSB think there is substantial shareholder opposition to the particular question; or
- Lloyds TSB thinks the particular question would have a adverse impact on Lloyds TSB Shareholders.

Lloyds TSB can not assure Lloyds TSB ADS holders that they will receive the voting materials in time to ensure that they can instruct the Lloyds TSB Depositary to vote their Lloyds TSB Shares. In addition, the Lloyds TSB Depositary and its agents are not responsible for failing to carry out voting instructions or for the

manner of carrying out voting instructions. ***This means that holders may not be able to exercise their right to vote and there may be nothing they can do if their shares are not voted as they requested.***

In order to give holders a reasonable opportunity to instruct the Lloyds TSB Depositary as to the exercise of voting rights relating to Lloyds TSB Shares, if Lloyds TSB request the Lloyds TSB Depositary to act, Lloyds TSB has agreed to give the Lloyds TSB Depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days, or such other period as Lloyds TSB and the Lloyds TSB Depositary may agree, in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or Lloyds TSBADS holders must pay:	**For:**
$5.00 (or less) per 100 Lloyds TSB ADSs (or portion of 100 Lloyds TSB ADSs)	• Issuance of Lloyds TSB ADSs, including issuances resulting from a distribution of shares or rights or other property • Cancellation of Lloyds TSB ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$.02 (or less) per Lloyds TSB ADS	• Any cash distribution to Lloyds TSB ADS holders
A fee equivalent to the fee that would be payable if securities distributed to the holders had been shares and the shares had been deposited for issuance of Lloyds TSB ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the Lloyds TSB Depositary to Lloyds TSB ADS holders
$.02 (or less) per Lloyds TSB ADSs per calendar year	• Depositary services, to the extent the Lloyds TSB Depositary did not collect a cash distribution of $.02 per Lloyds TSB ADS during that calendar year
Registration or transfer fees	• Transfer and registration of shares on Lloyds TSB's share register to or from the name of the Lloyds TSB Depositary or its agent when the holders deposit or withdraw shares
Expenses of the Lloyds TSB Depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • converting foreign currency to US dollars
Taxes and other governmental charges the Lloyds TSB Depositary or the custodian have to pay on any Lloyds TSB ADS or share underlying an Lloyds TSB ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the Lloyds TSB Depositary or its agents for servicing the deposited securities	• As necessary

Payment of Taxes

Lloyds TSB ADS holders will be responsible for any taxes or other governmental charges payable on their Lloyds TSB ADSs or on the deposited securities represented by any of their Lloyds TSB ADSs. The Lloyds TSB Depositary may refuse to register any transfer of the holders' ADSs or allow their to withdraw the deposited securities represented by their Lloyds TSB ADSs until such taxes or other charges are paid. It may apply payments owed to the holders or sell deposited securities represented by the holders' Lloyds TSB ADSs to pay any taxes owed and the holders will remain liable for any deficiency. If the Lloyds TSB Depositary sells deposited securities, it will, if appropriate, reduce the number of Lloyds TSB ADSs to reflect the sale and pay to Lloyds TSB ADS holders any proceeds, or send to Lloyds TSB ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalisations and Mergers

If Lloyds TSB:	Then:
• Change the nominal or par value of Lloyds TSB Shares • Reclassify, split up or consolidate any of the deposited securities	The cash, shares or other securities received by the Lloyds TSB Depositary will become deposited securities. Each Lloyds TSB ADS will automatically represent its equal share of the new deposited securities.
• Distribute securities on the shares that are not distributed to the holders • Recapitalise, reorganize, merge, liquidate, sell all or substantially all of Lloyds TSB assets, or take any similar action	The Lloyds TSB Depositary may, and will if Lloyds TSB ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask the holders to surrender their outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

Lloyds TSB may agree with the Lloyds TSB Depositary to amend the deposit agreement and the ADRs without their holders' consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the Lloyds TSB Depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of Lloyds TSB ADS holders, it will not become effective for outstanding ADSs until 30 days after the Lloyds TSB Depositary notifies Lloyds TSB ADS holders of the amendment. ***At the time an amendment becomes effective, holders are considered, by continuing to hold their Lloyds TSB ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.***

How may the deposit agreement be terminated?

The Lloyds TSB Depositary will terminate the deposit agreement at Lloyds TSB's direction by mailing notice of termination to the Lloyds TSB ADS holders then outstanding at least 90 days prior to the date fixed in such notice for such termination. The Lloyds TSB Depositary may also terminate the deposit agreement by mailing notice of termination to Lloyds TSB and the Lloyds TSB ADS holders if 90 days have passed since the Lloyds TSB Depositary has told Lloyds TSB it wants to resign but a successor depositary has not been appointed and accepted its appointment.

After termination, the Lloyds TSB Depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of Lloyds TSB ADSs. One year after termination, the Lloyds TSB Depositary may sell any remaining deposited securities by public or private sale. After that, the Lloyds TSB Depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the *pro rata* benefit of the Lloyds TSB ADS holders that have not surrendered their Lloyds TSB ADSs. It will not invest the money and has no liability for interest. The Lloyds TSB Depositary's only obligations will be to account for the money and other cash. After termination Lloyds TSB's only obligations will be to indemnify the Lloyds TSB Depositary and to pay fees and expenses of the Lloyds TSB Depositary that Lloyds TSB agreed to pay.

Limitations on Obligations and Liability

Limits on Lloyds TSB Obligations and the Obligations of the Lloyds TSB Depositary; Limits on Liability to holders of Lloyds TSB ADSs

The Lloyds TSB Deposit Agreement expressly limits Lloyds TSB's obligations and the obligations of the Lloyds TSB Depositary. It also limits Lloyds TSB's liability and the liability of the Lloyds TSB Depositary. Lloyds TSB and the Lloyds TSB Depositary:

- are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;
- are not liable if they are prevented or delayed by law or circumstances beyond Lloyds TSB's control from performing Lloyds TSB's or the Lloyds TSB Depositary's obligations under the deposit agreement;
- are not liable if they exercise discretion permitted under the deposit agreement;
- are not liable for the inability of any holder of Lloyds TSB ADSs to benefit from any distribution on deposited securities that is not made available to holders of Lloyds TSB ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the Lloyds TSB Deposit Agreement;
- have no obligation to become involved in a lawsuit or other proceeding related to the Lloyds TSB ADSs or the Lloyds TSB Deposit Agreement on behalf of a Lloyds TSB ADS holder or on behalf of any other person unless it has received a satisfactory indemnity;
- may rely upon any documents Lloyds TSB believe or the Lloyds TSB Depositary believes in good faith to be genuine and to have been signed or presented by the proper person.

In the Lloyds TSB Deposit Agreement, Lloyds TSB and the Lloyds TSB Depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the Lloyds TSB Depositary will deliver or register a transfer of a Lloyds TSB ADS, make a distribution on a Lloyds TSB ADS, or permit withdrawal of shares, the Lloyds TSB Depositary may require:

- payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;
- satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
- compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The Lloyds TSB Depositary may refuse to deliver Lloyds TSB ADSs or register transfers of Lloyds TSB ADSs generally when the transfer books of the Lloyds TSB Depositary or Lloyds TSB transfer books are closed or at any time if the Lloyds TSB Depositary or Lloyds TSB think it advisable to do so.

Right to Receive the Shares Underlying ADSs

Lloyds TSB ADS holders have the right to cancel their Lloyds TSB ADSs and withdraw the underlying shares at any time except:

- When temporary delays arise because: (i) the Lloyds TSB Depositary has closed its transfer books or Lloyds TSB have closed Lloyds TSB's transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (iii) Lloyds TSB are paying a dividend on Lloyds TSB Shares.
- When a holder owes money to pay fees, taxes and similar charges.
- When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to Lloyds TSB ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Lloyds TSB Deposit Agreement.

Pre-release of Lloyds TSB ADSs

The Lloyds TSB Deposit Agreement permits the Lloyds TSB Depositary to deliver Lloyds TSB ADSs before deposit of the underlying shares. This is called a pre-release of the Lloyds TSB ADSs. The Lloyds TSB Depositary may also deliver shares upon cancellation of pre-released Lloyds TSB ADSs (even if the Lloyds TSB ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the Lloyds TSB Depositary. The Lloyds TSB Depositary may receive Lloyds TSB ADSs instead of shares to close out a pre-release. The Lloyds TSB Depositary may pre-release Lloyds TSB ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the Lloyds TSB Depositary in writing that it or its customer owns the shares or Lloyds TSB ADSs to be deposited; (2) the pre-release is fully collateralised with cash or other collateral that the Lloyds TSB Depositary considers appropriate; and (3) the Lloyds TSB Depositary must be able to close out the pre-release on not more than five business days' notice. In addition, the Lloyds TSB Depositary will limit the number of Lloyds TSB ADSs that may be outstanding at any time as a result of pre-release, although the Lloyds TSB Depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the Lloyds TSB Deposit Agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated Lloyds TSB ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the Lloyds TSB Depositary may register the ownership of uncertificated Lloyds TSB ADSs, which ownership shall be evidenced by periodic statements sent by the Lloyds TSB Depositary to the registered holders of uncertificated Lloyds TSB ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of Lloyds TSB ADSs, to direct the Lloyds TSB Depositary to register a transfer of those Lloyds TSB ADSs to DTC or its nominee and to deliver those Lloyds TSB ADSs to the DTC account of that DTC participant without receipt by the Lloyds TSB Depositary of prior authorisation from the Lloyds TSB ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the Lloyds TSB Depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an Lloyds TSB ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the Lloyds TSB ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the Lloyds TSB Depositary's reliance on and compliance with instructions received by the Lloyds TSB Depositary through the DRS/Profile System and in accordance with the Lloyds TSB Deposit Agreement, shall not constitute negligence or bad faith on the part of the Lloyds TSB Depositary.

Shareholder communications; inspection of register of holders of Lloyds TSB ADSs

The Lloyds TSB Depositary will make available for the holders' inspection at its office all communications that it receives from Lloyds TSB as a holder of deposited securities that Lloyds TSB make generally available to holders of deposited securities. The Lloyds TSB Depositary will send the holders copies of those communications if Lloyds TSB ask it to. Holders have a right to inspect the register of holders of Lloyds TSB ADSs, but not for the purpose of contacting those holders about a matter unrelated to the Lloyds TSB business or the Lloyds TSB ADSs.

LLOYDS TSB AND ENLARGED GROUP RISK FACTORS

As the Acquisition and the Capital Raising are inter-conditional, Qualifying Shareholders who take up their entitlements to Open Offer Shares, or apply for any additional Open Offer Shares under the Excess Application Facility, will receive New Lloyds TSB Shares in respect of any Open Offer Shares acquired. As Qualifying Shareholders who are also Scheme Shareholders will become Lloyds TSB Shareholders from the Effective Date, the risk factors in relation to Lloyds TSB and the Enlarged Group are relevant to such persons. The following risk factors have therefore been extracted without material amendment from the Lloyds TSB Circular.

The Lloyds TSB Group's and/or, following the Acquisition, the Enlarged Group's operating results, financial condition and prospects could be materially and adversely affected by any of the risks described below. In that event, the value of the Lloyds TSB Shares could decline, and investors could lose all or part of their investment in the Lloyds TSB Shares.

This section describes the risk factors which are considered by the Lloyds TSB Directors to be material in relation to the Lloyds TSB Group and/or which will, following the Acquisition, apply to the Enlarged Group. Where risks are described in terms of a risk to an investment in Lloyds TSB Shares these apply and are equally relevant to the Lloyds TSB Open Offer Shares and to the New Lloyds TSB Shares as well as to the Lloyds TSB ADSs and New Lloyds TSB ADSs which represent the underlying Lloyds TSB Shares and New Lloyds TSB Shares respectively.

These risks should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. Additional risks and uncertainties that are not presently known to the Lloyds TSB Directors, or which they currently deem immaterial, may also have an adverse effect on the Lloyds TSB Group's and/or, if the Acquisition becomes effective, the Enlarged Group's operating results, financial condition and prospects. The information given is as of the date of this document and, except as required by the FSA, the London Stock Exchange, the Takeover Panel, the Listing Rules, the Prospectus Rules, the Disclosure and Transparency Rules, the City Code or any other applicable law or regulation, will not be updated. Any forward-looking statements are made subject to the reservations specified under "Forward-Looking Statements" on page 7 of this document.

You should consider carefully the risks and uncertainties described below, together with all other information contained in this document and the information incorporated by reference herein, before making any investment decision or any decision whether or not to vote in favour of the Resolutions.

1 Risks relating to the Lloyds TSB Group and, if the Acquisition becomes effective, the Enlarged Group

(a) *The Lloyds TSB Group's businesses are, and the Enlarged Group's businesses will be, subject to inherent risks arising from general and sector specific economic conditions in the markets in which they operate, particularly the United Kingdom. Adverse developments, such as the current and ongoing crisis in the global financial markets and further deterioration of general economic conditions, particularly in the UK, have already adversely affected the Lloyds TSB Group's earnings and profits and could continue to cause its and the Enlarged Group's profitability to decline*

The Lloyds TSB Group's businesses are, and the Enlarged Group's businesses will be, subject to inherent risks arising from general and sector specific economic conditions in the markets in which they operate, particularly the United Kingdom in which the Lloyds TSB Group's earnings are, and the Enlarged Group's earnings will be, predominantly generated. Over approximately the past fifteen months, the global economy and the global financial system have been experiencing a period of significant turbulence and uncertainty, particularly the very severe dislocation of the financial markets around the world that began in August 2007 and has substantially worsened since September 2008 and related problems at many large global and UK commercial banks, investment banks, insurance companies and other financial and related institutions. This dislocation has severely impacted general levels of liquidity, the availability of credit and the terms on which credit is available. This crisis in the financial markets led the United Kingdom and other governments to inject liquidity into the financial system and require (and participate in) recapitalisation of the banking sector to reduce the risk of failure of certain large institutions and provide confidence to the market.

Despite this intervention, the volatility and market disruption in the banking sector have continued to a degree unprecedented in recent history. This market dislocation has also been accompanied by recessionary conditions and trends in many economies throughout the world, including the United Kingdom. There is increasing concern of a deep and prolonged global recession. These conditions have already adversely affected the Lloyds TSB Group's and the HBOS Group's earnings and profits. Continued general deterioration in the UK or other major economies throughout the world, including, but not limited to, business and consumer confidence, unemployment trends, the state of the housing market, the commercial real estate sector, equity markets, bond markets, foreign exchange markets, counterparty risk, inflation, the availability and cost of credit, lower transaction volumes in key markets, the liquidity of the global financial markets and market interest rates, would reduce the level of demand for, and supply of, the Lloyds TSB Group's and the Enlarged Group's products and services, lead to lower realisations and write downs and impairments of investments and negative fair value adjustments of assets and materially and adversely impact their operating results, financial condition and prospects.

Additionally, the profitability of the Lloyds TSB Group's and the Enlarged Group's insurance businesses could be affected by increased claims from market factors such as increased unemployment. Significantly higher UK unemployment, reduced corporate profitability, increased corporate insolvency rates, increased personal insolvency rates and/or increased interest rates may reduce borrowers' ability to repay loans and may cause prices of residential or commercial real estate or other asset prices to fall further, thereby reducing the collateral value on many of the Lloyds TSB Group's and the Enlarged Group's loans and increasing write downs and, if this happens, impairment losses will occur. Poor general economic conditions and difficulty in valuation have depressed asset valuations for both the Lloyds TSB Group and the HBOS Group and are likely to continue to do so. This would be exacerbated by a further deterioration in general economic conditions.

As discussed in greater detail in the risk factor numbered 1(c) in this Part 8 below, the Lloyds TSB Group has not yet been able to assess fully the level of fair value adjustments of the assets of the HBOS Group to be acquired in the Acquisition or other aspects of the HBOS business. If the fair valuation of the assets of the HBOS Group is materially less than anticipated, this could have a material and adverse impact on the financial condition and prospects of the Enlarged Group.

The exact nature of the risks faced by the Lloyds TSB Group and the Enlarged Group is difficult to predict and guard against in view of the severity of the global financial crisis and the fact that many of the related risks to the business are totally or in part outside of the control of the Lloyds TSB Group and the Enlarged Group.

(b) *The Lloyds TSB Group's businesses are, and the Enlarged Group's businesses will be, inherently subject to the risk of market fluctuations, which could adversely affect operating results, financial condition and prospects*

The Lloyds TSB Group's businesses are, and the Enlarged Group's businesses will be, inherently subject to the risk of financial market fluctuations, including changes in, and increased volatility of, interest rates, inflation rates, credit spreads, foreign exchange rates, commodity, equity, bond and property prices and the risk that their customers act in a manner which is inconsistent with business, pricing and hedging assumptions.

Market movements have (and will have) an impact on the Lloyds TSB Group and the Enlarged Group in a number of key areas. For example, adverse market movements would have an adverse effect, which could be material, upon the financial condition of the pension schemes of the Lloyds TSB Group and the Enlarged Group. In addition, banking and trading activities that are undertaken by the Lloyds TSB Group and will be undertaken by the Enlarged Group are subject to interest rate risk, foreign exchange risk, inflation risk and credit spread risk. For example, changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs. Since August 2007, there has been a period of unprecedented high and volatile interbank lending rates (to the extent banks have been willing to lend at all), which has exacerbated these risks. Competitive pressures or fixed rates in existing loan commitments or facilities may mean that the Lloyds TSB Group is and the Enlarged Group will be restricted in their ability to increase interest rates charged to customers in response to changes in interest rates that affect wholesale borrowing. In addition, such increases in interest rates may result in each of the Lloyds TSB Group and the Enlarged Group having to increase the rates paid to wholesale and retail customers, which would have an adverse impact on net interest margins.

The insurance and investments businesses of the Lloyds TSB Group, and of the Enlarged Group, will face market risk arising, for example, from equity, bond and property markets in a number of ways depending upon the product and associated contract. Some of these risks are borne directly by the customer and some are borne by the insurance and investments businesses. Some insurance contracts involve guarantees and options that increase in value in adverse investment markets. There is a risk that the insurance and investments businesses will bear some of the cost of such guarantees and options. The insurance and investments businesses also have capital invested in the markets that are exposed to market risk. The performance of the investment markets will thus have a direct impact upon the Embedded Value of insurance and investments contracts and the Lloyds TSB Group's and Enlarged Group's operating results, financial condition and prospects. Adverse investment market conditions can affect investor confidence, which in turn can result in lower sales and/or reduced persistency.

Changes in foreign exchange rates affect the value of assets and liabilities denominated in foreign currencies and may affect earnings reported by the Lloyds TSB Group and the Enlarged Group. In the Lloyds TSB Group's and the Enlarged Group's international businesses, earnings and net assets are denominated in local currency, which will fluctuate with exchange rates in pounds sterling terms. It is difficult to predict with any accuracy changes in economic or market conditions, and such changes could have a material adverse effect on the Lloyds TSB Group's and the Enlarged Group's operating results, financial condition and prospects.

(c) *Market conditions have and may in the future result in material negative adjustments to the estimated fair values of financial assets of the Lloyds TSB Group and the Enlarged Group. This may include material negative adjustments to the valuation of financial assets that the Lloyds TSB Group will acquire as part of the Acquisition compared to the book value of such assets as at 30 June 2008. Any such negative fair value adjustments could have a material adverse effect on operating results, financial conditions or prospects*

Financial markets have been subject to significant stress conditions resulting in steep falls in perceived or actual financial asset values. The severity of this phenomenon is exemplified by the current and ongoing crisis in the global financial markets.

The fair value of the Lloyds TSB Group's and the Enlarged Group's financial assets could fall further and therefore result in negative adjustments, particularly in view of current market dislocation and the prospect of recession. Asset valuations in future periods, reflecting then-prevailing market conditions, may result in further negative changes in the fair values of the Lloyds TSB Group's and the Enlarged Group's financial assets. In addition, the value ultimately realised by the Lloyds TSB Group and the Enlarged Group may be lower than the current fair value. Any of these factors could require the Lloyds TSB Group and the Enlarged Group to record further negative fair value adjustments, which may have a material adverse effect on their operating results, financial condition or prospects.

The Lloyds TSB Group has made, and the Enlarged Group may make in the future, asset redesignations as permitted by recent amendments to IAS 39. The effect of such redesignations has been and would be that any effect on the profit and loss account of movements in the fair value of such redesignated assets that has occurred since 1 July 2008, in the case of assets redesignated prior to 1 November 2008, or may occur in the future may not be recognised until such time as the assets become impaired or are disposed of.

In addition, to the extent that fair values are determined using financial valuation models, the data used by such models may not be available or may become unavailable due to changes in market conditions, particularly for illiquid assets, and particularly in times of substantial instability such as the current economic crisis. In such circumstances the Lloyds TSB Group's valuation methodologies require it to make assumptions, judgements and estimates in order to establish fair value. These valuation models are complex and the assumptions used are difficult to make and are inherently uncertain, particularly in light of the uncertainty resulting from the current and ongoing crisis in the global financial markets.

In addition to some exposures of the Lloyds TSB Group to similar investments, the HBOS Group has, and the Enlarged Group will have, a significant portfolio of securities and other investments including asset backed securities, structured investments and private equity investments that are recorded at fair value and are therefore exposed to further negative fair value adjustments in the event of deterioration in market conditions.

Furthermore, fair value adjustments will be required in connection with the Acquisition. The *pro forma* net assets of the HBOS Group set out in Part 11 (*Unaudited Pro Forma Financial Information on the Enlarged Group*) of this document have been extracted from the HBOS Group's interim results for the six months ended 30 June 2008, and do not take account of any fair value adjustments that will be required as a result of the Acquisition. The Lloyds TSB Group has not yet been able to assess fully the level of fair value adjustments of the assets of the HBOS Group. These adjustments may be material. The provisional results of this valuation exercise are not expected to be available until such time as the Lloyds TSB Group publishes its interim financial statements for the six month period ended 30 June 2009. Given the material deterioration in the value of the financial assets since 30 June 2008, and the market outlook for the near future, as well as the different valuation methodologies for such assets, following the Acquisition, such fair valuations will differ from the book value of the HBOS Group's net assets at 30 June 2008 and such difference may be material.

(d) *The Lloyds TSB Group's businesses are, and the Enlarged Group's businesses will be, subject to inherent risks concerning borrower and counterparty credit quality which could affect the recoverability and value of assets on the balance sheet. As a result of the Acquisition, the Enlarged Group will have greater exposure to certain sectors and asset classes than the Lloyds TSB Group currently has*

The Lloyds TSB Group makes, and the Enlarged Group will make, both secured and unsecured loans to retail and corporate customers. The Lloyds TSB Group's businesses are, and the Enlarged Group's businesses will be, subject to inherent risks regarding the credit quality of, and the recovery on loans to and amounts due from, customers and market counterparties. Changes in the credit quality of the Lloyds TSB Group's or the Enlarged Group's UK and/or international borrowers and counterparties, or in their behaviour, or arising from systemic risks in the UK and global financial system, could reduce the value of the Lloyds TSB Group's and the Enlarged Group's assets, and increase the Lloyds TSB Group's and the Enlarged Group's write downs and allowances for impairment losses. Factors including higher UK unemployment, reduced corporate profitability, increased corporate and personal insolvencies and/or increased interest rates may reduce borrowers' ability to repay loans. The outlook for the UK (and the global) economy has deteriorated significantly in recent months and this deterioration is expected to continue for the foreseeable future. In addition, changes in economic conditions may result in a deterioration in the value of security held against lending exposures and increase the risk of loss in the event of borrower default.

UK house prices have declined significantly in recent months, reflecting economic downturn and uncertainty, reduced affordability and lower availability of credit. Economic or other factors are likely to lead to further contraction in the mortgage market and further decreases in housing prices. Many borrowers in the UK borrow on short-term fixed or discounted floating rates and when such rates expire the continued reduced supply and stricter terms of mortgages together with the potential for higher mortgage rates have led and will continue to lead to higher delinquency rates. The Lloyds TSB Group and, to a greater extent, the HBOS Group both provide mortgages to buy-to-let investors where an excess supply of rental property or falls in rental demand could also impact the borrowers' income and ability to service the loans. In addition, the HBOS Group has a substantial exposure to the self certified mortgage sector where the Lloyds TSB Group has no exposure. If the current economic downturn continues, with further falls in house prices and increases in unemployment, the Enlarged Group's mortgage portfolios are likely to generate substantial increases in impairment losses which could materially affect the operations, financial condition and prospects of the Enlarged Group.

The average rating of the HBOS Group's corporate lending portfolio is lower than that of the Lloyds TSB Group, with substantial lending to mid-sized and private companies. The HBOS Group also has greater exposure to leveraged finance and subordinated loans, as well as significant exposure to the commercial real estate sector, including hotels and residential property developers. Commercial real estate prices have shown declines over the last year and the construction and real estate sectors are facing very challenging market conditions. If the current economic downturn continues, as expected, with weakening consumer spending and falling corporate profitability, the Enlarged Group's corporate lending portfolios are likely to generate substantial increases in impairment losses which could materially affect the operations, financial condition and prospects of the Enlarged Group.

(e) *The Lloyds TSB Group's businesses are, and the Enlarged Group's businesses will be, subject to inherent risks concerning liquidity, particularly if current market conditions continue to reduce the availability of traditional sources of funding or the access to wholesale money markets becomes more limited, which could affect the Lloyds TSB Group's and the Enlarged Group's ability to meet its financial obligations as they fall due*

The Lloyds TSB Group's businesses are, and the Enlarged Group's businesses will be, subject to risks concerning liquidity, which are inherent in banking operations, and could affect the Lloyds TSB Group's and the Enlarged Group's ability to meet financial obligations as they fall due or to fulfil commitments to lend. The HBOS Group has a funding profile that involves the need to refinance a significantly higher level of loan assets than that of the Lloyds TSB Group. Accordingly, the Enlarged Group's funding profile will involve higher refinancing risk than for the Lloyds TSB Group on a stand-alone basis. It is expected that the Enlarged Group will be required to refinance a significant amount of funding due to mature during 2009. These risks can be exacerbated by many enterprise-specific factors, including an over-reliance on a particular source of funding (including, for example, securitisations, covered bonds and short-term and overnight money markets), and changes in credit ratings, or market-wide phenomena such as market dislocation and major disasters. There is also a risk that corporate and institutional counterparties may look to reduce aggregate credit exposures to the Enlarged Group or to all banks. The funding needs of the Enlarged Group will increase to the extent that customers, including conduit vehicles of the Enlarged Group, draw down under existing credit arrangements with the Enlarged Group and such increases in funding needs may be material. In order to continue to meet their funding obligations and to maintain or grow their businesses generally the Lloyds TSB Group relies, and the Enlarged Group will rely, on customer savings and transmission balances, as well as ongoing access to the wholesale lending markets and Bank of England liquidity facilities and the UK Government's guarantee scheme. The ability of the Lloyds TSB Group and the Enlarged Group to access wholesale and retail funding sources on favourable economic terms is subject to a variety of factors, including a number of factors outside of their control, such as liquidity constraints, general market conditions and loss of confidence in the UK banking system. See the risk numbered 1(r) for a discussion of the competitive nature of the banking industry and competitive pressures that could have a negative impact on the availability of customer deposits and retail funding. In the current environment of unprecedented market volatility, banks' access to traditional sources of liquidity has been and may continue to be significantly restricted which may affect Lloyds TSB Group's and the Enlarged Group's access to such sources of liquidity.

While various governments including the UK Government have taken substantial measures to ease the crisis in liquidity, such as the measures announced in the UK on 8 October 2008 and 13 October 2008, there can be no assurance that these measures will succeed in materially improving the liquidity position of major UK banks, including the Lloyds TSB Group and the Enlarged Group. In addition, the availability and the terms on which any such measures will be made available to the Company (whether in the form of access to HM Treasury's recapitalisation scheme, guarantee scheme for short and medium term debt issuance or the Bank of England's special liquidity scheme) and how and when such measures will be implemented are uncertain. Lloyds TSB has, and the Enlarged Group will have, no influence over the policy making behind such measures. Further, there can be no assurance that these conditions will not lead to an increase in the overall cost of funding of the Lloyds TSB Group or the Enlarged Group. The Lloyds TSB Group expects that the Enlarged Group will substantially rely for the foreseeable future on the continued availability of Bank of England liquidity facilities as well as HM Treasury's guarantee scheme for short and medium-term debt issuance. If the Bank of England liquidity facility, HM Treasury's guarantee scheme or other sources of short-term funding are not available after that period, the Lloyds TSB Group, or the Enlarged Group, could face serious liquidity constraints, which would have a material adverse impact on its solvency.

Access to sufficient liquidity might also determine whether or not the Lloyds TSB Group will be in a position to redeem or repurchase the Enlarged Group HMT Preference Shares to be held by HM Treasury in accordance with their terms or, if circumstances permit, to repurchase them early. See the risk numbered 3(c) for a discussion of the limitation on cash dividends and other terms of the Enlarged Group HMT Preference Shares.

(f) *The Lloyds TSB Group is subject, and the Enlarged Group will be subject, to the risk of insufficient capital resources to meet the minimum required by regulators*

The Lloyds TSB Group is, and the Enlarged Group will be, subject to the risk, inherent in all regulated financial businesses, of having insufficient capital resources to meet the minimum regulatory capital requirements. In addition, those minimum regulatory requirements may increase in the future.

In Lloyds TSB's announcement of 13 October 2008 it stated that the *pro forma* core Tier 1 capital ratio for the Enlarged Group as at 30 June 2008 would have been in excess of 8.5 per cent. Such pro forma core Tier 1 capital ratio number does not take account of net negative capital adjustments that would be required to be

made since that date and is for illustrative purposes only. Lloyds TSB has made a preliminary assessment that net negative capital adjustments of no more than £10 billion after tax would need to be made to HBOS's financial position for core Tier 1 capital purposes as a result of the Acquisition, the effect of which would mean that the Enlarged Group would have a core Tier 1 ratio of 7 per cent.

The Enlarged Group's ability to maintain its targeted and regulatory capital ratios will depend on a number of factors, including post-Acquisition net synergies and implementation costs, the level of Enlarged Group's risk weighted assets, the Enlarged Group's post-tax profit and the level of net negative capital adjustments resulting from the Acquisition. More specifically, the Enlarged Group's ability to maintain its targeted and regulatory capital ratios will be significantly impacted by net negative capital adjustments resulting from the Acquisition. In addition to the impact of net negative capital adjustments, the Enlarged Group's core Tier 1 ratio will be directly impacted by any shortfall in forecasted after-tax profit (which could result, most notably, from greater than anticipated asset impairments and/or adverse volatility relating to the issuance business). Furthermore, under Basel II, capital requirements are inherently more sensitive to market movements than under previous regimes and capital requirements will increase if economic conditions or negative trends in the financial markets worsen. Any failure of the Enlarged Group to maintain its minimum regulatory capital ratios could result in administrative actions or sanctions, which in turn may have a material adverse impact on the Lloyds TSB Group's and the Enlarged Group's operating results, financial condition and prospects. A shortage of available capital would also affect the ability to continue organic growth or to pursue acquisition or other strategic opportunities. For further information see paragraph 5 of Part 7 (*Further Information on Lloyds TSB*) of this document.

The Lloyds TSB Group's life assurance and general insurance businesses in the UK are, and the Enlarged Group's will be, subject to the capital requirements prescribed by the FSA, and the Lloyds TSB Group's life and general insurance companies outside the UK are, and the Enlarged Group's will be, subject to local regulatory capital requirements. In July 2007, the European Commission published a draft proposal for primary legislation to define broad "framework" principles for Solvency II, a fundamental review of the capital adequacy regime for the European insurance industry. Solvency II aims to establish a revised set of EU-wide capital requirements where the required regulatory capital will be dependent upon the risk profile of the entities, together with risk management standards, that will replace the current Solvency I requirements. At this early stage of development, it is not possible to predict the ultimate impact of this proposed regime on the Lloyds TSB Group's or the Enlarged Group's capital. However, the final regime could significantly impact the regulatory capital the Lloyds TSB Group's or the Enlarged Group's life assurance and general insurance businesses are required to hold.

(g) *The Lloyds TSB Group and the Enlarged Group could be negatively affected by the soundness and/or the perceived soundness of other financial institutions, which could result in significant systemic liquidity problems, losses or defaults by other financial institutions and counterparties*

Against the backdrop of the lack of liquidity and high cost of funds in the interbank lending market, which is unprecedented in recent history, the Lloyds TSB Group is, and the Enlarged Group will be, subject to the risk of deterioration of the commercial soundness and/or perceived soundness of other financial services institutions within and outside the United Kingdom. Financial services institutions that deal with each other are interrelated as a result of trading, investment, clearing, counterparty and other relationships. This risk is sometimes referred to as "systemic risk" and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with whom the Lloyds TSB Group interacts and the Enlarged Group will interact on a daily basis, all of which could have an adverse effect on the Lloyds TSB Group's and the Enlarged Group's ability to raise new funding.

The Lloyds TSB Group routinely executes, and the Enlarged Group will routinely execute, a high volume of transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients, resulting in a significant credit concentration. As a result, the Lloyds TSB Group is, and the Enlarged Group will be, exposed to counterparty risk as a result of recent financial institution failures and nationalisations and will continue to be exposed to the risk of loss if counterparty financial institutions fail or are otherwise unable to meet their obligations. A default by, or even concerns about the ability of, one or more financial services institutions could lead to further significant systemic liquidity problems, or losses or defaults by other financial institutions, which could materially and adversely affect the Lloyds TSB Group's and the Enlarged Group's operating results, financial condition and prospects.

(h) *If the perceived credit-worthiness of monoline insurers and other market counterparties continues to deteriorate, the Lloyds TSB Group and the Enlarged Group may be forced to record further credit valuation adjustments on securities insured or guaranteed by such parties, which could have a material adverse effect on the Lloyds TSB Group's and the Enlarged Group's results of operations, financial condition and prospects*

The Lloyds TSB Group has, and the Enlarged Group will have, credit exposure to monoline insurers and other market counterparties through securities insured or guaranteed by such parties and credit protection bought from such parties with respect to certain over-the-counter derivative contracts, mainly credit default swaps (**CDSs**) which are carried at fair value. The fair value of these underlying CDSs and other securities, and the Lloyds TSB Group's and the Enlarged Group's exposure to the risk of default by the underlying counterparties, depend on the valuation and the perceived credit risk of the instrument insured or guaranteed or against which protection has been bought as well as on the credit-worthiness of the relevant monoline or other

insurer. In 2007 and 2008, monoline and other insurers and other market counterparties have been adversely affected by their exposure to residential mortgage-linked products, and their perceived credit-worthiness has deteriorated significantly in 2008. Their credit-worthiness may further deteriorate as a consequence of the deterioration of the value of underlying assets. Although the Lloyds TSB Group tries, and the Enlarged Group will try, to limit and manage direct exposure to monoline or other insurers and other market counterparties, indirect exposure may exist through other financial arrangements and counterparties. If the financial condition of monoline or other insurers or market counterparties or their perceived credit-worthiness deteriorates further, the Lloyds TSB Group and/or the Enlarged Group may record further credit valuation adjustments on the underlying instruments insured by such parties in addition to those already recorded. In addition, to the extent that asset devaluations lower the credit-worthiness of monoline insurers, the Lloyds TSB Group and the Enlarged Group would be further exposed to diminished credit-worthiness of such insurers themselves. Any primary or indirect exposure to the financial condition or credit-worthiness of these counterparties could have a material adverse impact on the results of operations, financial condition and prospects of the Lloyds TSB Group and/or the Enlarged Group.

(i) *The Lloyds TSB Group's and the Enlarged Group's insurance and investments businesses and employee pension schemes are subject to risks relating to insurance claims rates, pension scheme benefit payment levels and changes in insurance customer and employee pension scheme member behaviour*

The life and pensions insurance businesses of the Lloyds TSB Group and the Enlarged Group and their employee pension schemes are exposed to short-term and longer-term impacts arising from uncertain longevity and ill-health rates. Adverse developments in any of these factors will increase the size of the liabilities and may adversely affect the Lloyds TSB Group's and the Enlarged Group's financial condition and results of operations.

Customer behaviour in the life and pensions insurance business may result in increased propensity to cease contributing to or cancel insurance policies at a rate in excess of business assumptions. The consequent reduction in policy persistency and fee income would have an adverse impact upon the profitability of the life and pensions business of the Lloyds TSB Group and the Enlarged Group. The behaviour of employee pension scheme members affects the levels of benefits payable from the schemes. For example, the rate at which members cease employment affects the aggregate amount of benefits payable by the schemes. This rate may differ from applicable business assumptions. Adverse variances may increase the size of the aggregate pension liabilities and may adversely affect the Lloyds TSB Group's and the Enlarged Group's financial condition and results of operations.

The general insurance businesses of the Lloyds TSB Group and the Enlarged Group are exposed to the risk of uncertain insurance claim rates. For example, extreme weather conditions can result in high property damage claims, higher levels of theft can increase claims on property, contents and motor vehicle insurance and changes to unemployment levels can increase claims on loan protection insurance. These claims rates may differ from business assumptions and negative developments may adversely affect the Lloyds TSB Group's and the Enlarged Group's financial condition and results of operations.

UK banks recognise an asset in their balance sheets representing the value of in-force business (**VIF**) in respect of long term life assurance contracts, being insurance contracts and investment contracts with discretionary participation features. This asset represents the present value of future profits expected to arise from the portfolio of in-force life assurance contracts. Adoption of this accounting treatment results in the earlier recognition of profit on new business, but subsequently a lower contribution from existing business, when compared to the recognition of profits on investment contracts under IAS 39 (Financial Instruments: Recognition and Measurement). Differences between actual and expected experience may have a significant impact on the value of the VIF asset, as changes in experience can result in significant changes to modelled future cash flows. The VIF asset is calculated based on best estimate assumptions made by management, including the value of investments under management, mortality experience and persistency. If these assumptions prove incorrect, the VIF asset could be materially reduced, which in turn could have a material adverse effect on the Lloyds TSB Group's and the Enlarged Group's financial condition and results of operations.

Also, as further described in the risk numbered 1(b), the Lloyds TSB Group's and the Enlarged Group's insurance assets are subject to the risk of market fluctuations.

(j) *The Lloyds TSB Group's and the HBOS Group's borrowing costs and access to the capital markets depend significantly on their credit ratings, as will those of the Enlarged Group*

As at the date of this document, the long-term credit ratings for the Lloyds TSB Group are Aaa from Moody's Investors Service, AA from Standard & Poor's rating service, AA+ from Fitch Ratings and AA(H) from DBRS. As at the date of this document, the long-term credit ratings for the HBOS Group are Aa2 from Moody's Investors Service, A+ from Standard & Poor's rating service, AA from Fitch Ratings and AA(H) from DBRS. Recently, each of these ratings services placed the long-term credit ratings of both the Lloyds TSB Group and the HBOS Group on watch with negative implications. Reduction in the long-term credit ratings of the Lloyds TSB Group, the HBOS Group and/or the Enlarged Group could significantly increase their respective borrowing costs, limit their access to the capital markets and trigger additional collateral requirements in

derivative contracts and other secured funding arrangements. Therefore, a reduction in credit ratings could materially adversely affect the Enlarged Group's access to liquidity and competitive position and, hence, have a material adverse effect on the Enlarged Group's business, financial position and results of operations.

(k) *Weaknesses or failures in the Lloyds TSB Group's and the Enlarged Group's internal processes and procedures and other operational risks could have a negative impact on results and could result in reputational damage*

Operational risks, through inadequate or failed internal processes (including financial reporting and risk monitoring processes) or from people-related or external events, including the risk of fraud and other criminal acts carried out against the Lloyds TSB Group, are present in the Lloyds TSB Group's businesses and will be present in the business of the Enlarged Group. The Lloyds TSB Group's businesses and the HBOS Group's businesses are, and the Enlarged Group's business will be, dependent on their ability to process and report accurately and efficiently a high volume of complex transactions across numerous and diverse products and services, in different currencies and subject to a number of different legal and regulatory regimes. Following the Acquisition, the existing internal controls and procedures of the HBOS Group must be integrated with those of the Lloyds TSB Group. This is a complex and time consuming process and there can be no assurance that delays will not occur or that systems weaknesses or inadequacies will not be uncovered. Any weakness in such internal control systems and processes could have a negative impact on their results during the affected period. Furthermore, damage to the Lloyds TSB Group's or the Enlarged Group's reputation (including to customer confidence) arising from inadequacies, weaknesses or failures in such systems could have a significant adverse impact on the Lloyds TSB Group's and Enlarged Group's businesses.

(l) *The Lloyds TSB Group relies, and the Enlarged Group will rely, in part on retail deposits to fund lending activities, the ongoing availability of which is sensitive to factors outside the Lloyds TSB Group's control. Loss in consumer confidence could result in high levels of withdrawals, which could have a material adverse effect on the Lloyds TSB Group's and the Enlarged Group's business, financial position and results of operations and could, in extreme circumstances, prevent the Lloyds TSB Group or the Enlarged Group from meeting its minimum liquidity requirements*

Medium-term growth in the Lloyds TSB Group's and the Enlarged Group's lending activities will depend, in part, on the availability of retail funding on appropriate terms, for which there is increasing competition. This reliance has increased in the recent past given the difficulties in accessing wholesale funding. Increases in the cost of such funding will impact on the Lloyds TSB Group's and the Enlarged Group's margins and affect profit, and a lack of availability of such retail deposit funding could impact on the Lloyds TSB Group's and the Enlarged Group's future growth.

The ongoing availability of retail deposit funding is dependent on a variety of factors outside the Lloyds TSB Group's and the Enlarged Group's control, such as general economic conditions and the confidence of retail depositors in the economy in general and the financial services industry specifically and the availability and extent of deposit guarantees. These factors could lead to a reduction in the Lloyds TSB Group's and the Enlarged Group's ability to access retail deposit funding on appropriate terms in the future. If the current difficulties in the wholesale funding markets are not resolved or central bank lending to financial institutions is withdrawn it is likely that wholesale funding will prove even more difficult to obtain.

Any loss in consumer confidence in the banking businesses of the Lloyds TSB Group or the Enlarged Group could significantly increase the amount of retail deposit withdrawals in a short space of time. Should the Lloyds TSB Group or the Enlarged Group experience an unusually high level of withdrawals, this may have an adverse effect on the Lloyds TSB Group's and the Enlarged Group's business, financial position and results of operations and could, in extreme circumstances, prevent the Lloyds TSB Group or the Enlarged Group from meeting its minimum liquidity requirements. In such extreme circumstances the Lloyds TSB Group and/or the Enlarged Group may not be in a position to continue to operate without additional funding support, which it may be unable to access.

(m) *Terrorist acts, other acts of war, geopolitical, pandemic or other such events could have a negative impact on the business and results of the Lloyds TSB Group and the Enlarged Group*

Terrorist acts, other acts of war or hostility, geopolitical, pandemic or other such events and responses to those acts/events, may create economic and political uncertainties, which could have a negative impact on UK and international economic conditions generally, and more specifically on the business and results of the Lloyds TSB Group and the Enlarged Group in ways that cannot necessarily be predicted.

(n) *The Lloyds TSB Group has agreed to certain undertakings in relation to the operation of its business in the Lloyds TSB Placing and Open Offer Agreement. The implications and details of some of these undertakings remain unclear and they could have a material adverse effect on the operations of the Lloyds TSB Group and the Enlarged Group*

Under the terms of the Lloyds TSB Placing and Open Offer Agreement, the Lloyds TSB Group has provided certain undertakings aimed at ensuring that the potential acquisition by HM Treasury of Lloyds TSB Shares and the Lloyds TSB Group's potential participation in the guarantee scheme to be promoted by HM Treasury as part of its support for the banking industry is consistent with the state aid approval. State aid approval means the decision of the European Commission of 13 October 2008 and issued in connection with the state aid. The state aid rules aim to prevent companies from being given an artificial or unfair competitive advantage as a result of governmental assistance. The undertakings are also aimed at supporting certain

objectives of HM Treasury in providing assistance to the UK banking industry. These undertakings, which are consistent with the Lloyds TSB Group's existing focus in its relevant lines of business, include (i) supporting UK Government policy in relation to mortgage lending and lending to SMEs through 2011; (ii) regulating management remuneration; (iii) regulating the rate of growth of the Lloyds TSB Group's balance sheet; and (iv) requiring the presentation to HM Treasury of a restructuring plan within six months (as all banks participating in HM Treasury's recapitalisation and guarantee schemes are required to do). There is a risk that these undertakings or any further requirements introduced by HM Treasury could have a materially adverse effect on the operations of the Lloyds TSB Group and the Enlarged Group. For a description of these undertakings, see paragraph 6 of Part 7 (*Further Information on Lloyds TSB*) of this document. In addition, pursuant to the conditions attaching to the Proposed Government Funding, the Lloyds TSB Board is required to consult with HM Treasury in relation to the appointment of two new independent directors.

Through its shareholding, the UK Government may seek to influence Lloyds TSB or the Enlarged Group in other ways that would have a materially adverse effect on the Lloyds TSB Group's and the Enlarged Group's business.

HM Treasury has agreed to consult with Lloyds TSB with a view to applying to the European Commission to have the undertakings referred to above disapplied where (i) the Lloyds TSB Group is no longer participating in the guarantee scheme and (ii) HM Treasury either does not acquire shares in the Lloyds TSB Group or HM Treasury has substantively reduced its holding of Lloyds TSB Shares and/or preference shares.

(o) *The Lloyds TSB Group's businesses are, and the Enlarged Group's business will be, subject to substantial regulation, and regulatory and governmental oversight. Adverse regulatory developments or changes in government policy could have a significant negative impact on the Lloyds TSB Group's and the Enlarged Group's operating results, financial condition and prospects*

The Lloyds TSB Group conducts, and the Enlarged Group will conduct, their businesses subject to ongoing regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in the UK and the other markets where it operates. This is particularly the case in the current market environment, which is witnessing increased levels of government intervention in the banking sector. Future changes in regulation, fiscal or other policies are unpredictable and beyond the control of the Lloyds TSB Group and the Enlarged Group and could materially adversely affect the Lloyds TSB Group's and the Enlarged Group's business.

Areas where changes could have an adverse impact include, but are not limited to:

(i) the monetary, interest rate and other policies of central banks and regulatory authorities;

(ii) general changes in government or regulatory policy or changes in regulatory regimes that may significantly influence investor decisions in particular markets in which the Lloyds TSB Group and the Enlarged Group operate, may change the structure of those markets and the products offered or may increase the costs of doing business in those markets;

(iii) other general changes in regulatory requirements, such as prudential rules relating to the capital adequacy or liquidity frameworks;

(iv) changes to, or increased levies under, the arrangements for funding depositor or investor protection schemes and providing compensation in the event of a failure of another regulated firm, including for example, under the Financial Services Compensation Scheme in the UK to which the Lloyds TSB Group is and the Enlarged Group will be subject;

(v) external bodies applying or interpreting standards or laws differently to those applied by the Lloyds TSB Group or the HBOS Group historically;

(vi) changes in competition and pricing environments;

(vii) further developments in the financial reporting environment;

(viii) expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; and

(ix) other unfavourable political, military or diplomatic developments producing social instability or legal uncertainty which, in turn, may affect demand for the Lloyds TSB Group's and the Enlarged Group's products and services.

In addition, in the United Kingdom and elsewhere, there is continuing political and regulatory scrutiny of the banking industry and, in particular, retail banking. In the United Kingdom, the Competition Commission, the Financial Services Authority and the Office of Fair Trading are carrying out several inquiries, which are referred to in paragraphs 8(a) and 8(b) of Part 7 (*Further Information on Lloyds TSB*) of this document. In recent years there have been several issues in the UK financial services industry in which the FSA has intervened directly, including the sale of personal pensions and the sale of mortgage related endowments. There may be further inquiries in the future which could lead to further regulatory intervention.

For example in clearing the Acquisition without a reference to the Competition Commission the Secretary of State noted that there were some competition concerns identified by the OFT in the markets for personal current accounts and mortgages in Great Britain and the market for SME banking in Scotland. He said that he is asking the OFT to keep relevant markets under review in order to protect the interests of UK consumers and the British economy. It is too soon to tell what form, or implications for the Enlarged Group, those reviews might have.

The UK Government, the FSA or other regulators, in the United Kingdom or overseas, may intervene further in relation to the areas of industry risk already identified, or in new areas, which could adversely affect the Lloyds TSB Group and the Enlarged Group.

(p) *The Lloyds TSB Group is exposed to various forms of legal and regulatory risk including the risk of mis-selling financial products, acting in breach of legal or regulatory principles or requirements and giving negligent advice, any of which could have a negative impact on its results or its relations with its customers. This will also be true of the Enlarged Group*

The Lloyds TSB Group is, and the Enlarged Group will be, exposed to many forms of legal and regulatory risk, which may arise in a number of ways. Primarily:

(i) certain aspects of the Lloyds TSB Group's and the Enlarged Group's business may be determined by the authorities, the Financial Ombudsman Service ("FOS") or the courts as not being conducted in accordance with applicable laws or regulations, or, in the case of FOS, with what is fair and reasonable in the Ombudsman's opinion. For more information on additional constraints that may be imposed as a result of the State Aid Approval, see also the risk factor numbered 1(n);

(ii) the possibility of alleged misselling of financial products which, as a result, may require additional provisions;

(iii) contractual obligations may either not be enforceable as intended or may be enforced against the Lloyds TSB Group and the Enlarged Group in an adverse way;

(iv) the intellectual property of the Lloyds TSB Group and the Enlarged Group (such as trade names) may not be adequately protected; and

(v) the Lloyds TSB Group and the Enlarged Group may be liable for damages to third parties harmed by the conduct of its business.

In addition, the Lloyds TSB Group faces and the Enlarged Group will face risk where legal or regulatory proceedings or FOS or other complaints are brought against it in the UK High Court or elsewhere, or in jurisdictions outside the UK, including other European countries and the United States. A major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with US economic sanctions. The outcome of any proceeding or complaint is inherently uncertain and could have a material adverse effect on the Lloyds TSB Group's and the Enlarged Group's operations and/or financial condition, particularly if extended more broadly.

Failure to manage these risks adequately could impact the Lloyds TSB Group and the Enlarged Group adversely, both financially and reputationally through an adverse impact on the Lloyds TSB brand.

(q) *The Lloyds TSB Group is, and the Enlarged Group will be, exposed to tax risk*

Tax risk is the risk associated with changes in taxation rates or law, or misinterpretation of the law. This could result in increased charges or financial loss. Failure to manage this risk adequately could impact the Lloyds TSB Group and the Enlarged Group materially and adversely.

(r) *The Lloyds TSB Group's businesses are conducted in highly competitive environments. Achieving an appropriate return for shareholders depends upon management's ability to respond effectively to competitive pressures. This will also be true for the Enlarged Group*

The markets for UK financial services and the other markets within which the Lloyds TSB Group operates, and the Enlarged Group will operate, are highly competitive, and management expects such competition to intensify in response to competitor behaviour, consumer demand, technological changes, the impact of consolidation, regulatory actions and other factors. If financial markets remain unstable, financial institution consolidation may accelerate. Moreover, government intervention in the banking sector may impact the competitive position of banks within a country and among international competitors which may be subject to different forms of government intervention, thus potentially putting the Lloyds TSB Group and the Enlarged Group at a competitive disadvantage to local banks in such jurisdictions. Any combination of these factors could result in a reduction in profit. The Lloyds TSB Group's and the Enlarged Group's ability to generate an appropriate return for its shareholders depends significantly upon the competitive environment and management's response to it.

The Lloyds TSB Group's and the Enlarged Group's financial performance may be materially and adversely impacted by competition, including declining lending margins or competition for savings driving up funding costs which cannot be recovered from borrowers. Adverse persistency in the Lloyds TSB Group's insurance and investments business, as well as the Enlarged Group's insurance and investment operations, is a risk to current and future earnings.

A key part of the Lloyds TSB Group's strategy involves, and the Enlarged Group's strategy will involve, building strong customer relationships in order to win a bigger share of its customers' financial services spend. If the Lloyds TSB Group and the Enlarged Group are not successful in retaining and strengthening customer relationships they will not be able to deliver on this strategy, and may lose market share, incur losses on some or all of their activities or fail to attract new and retain existing deposits, which could have a material adverse effect on their business, financial position and results of operations.

(s) *The Lloyds TSB Group and the Enlarged Group could fail to attract or retain senior management or other key employees*

The Lloyds TSB Group's success depends, and the Enlarged Group's success will depend, on the ability and experience of its senior management. The loss of the services of certain key employees, particularly to competitors, could have a material adverse effect on the Lloyds TSB Group's and/or the Enlarged Group's revenue, profit and financial condition. In addition, as the Enlarged Group's business develops, both in the UK and in other jurisdictions, its future success will depend on its ability to attract and retain highly skilled and qualified personnel, which cannot be guaranteed, particularly in light of the increased regulatory oversight of financial institutions and management compensation arrangements coming under closer scrutiny. In addition, failure to manage trade union relationships effectively may result in disruption to the business and its operations causing potential financial loss. The failure to attract or retain a sufficient number of appropriate personnel could significantly impede the Lloyds TSB Group's and the Enlarged Group's financial plans, growth and other objectives and have a material adverse effect on their business, financial position and results of operations.

2 Risks relating to the Acquisition

(a) *If the Acquisition does not become effective, the Lloyds TSB Group will not be able to proceed with the Lloyds TSB Placing and Open Offer. In that case, the Lloyds TSB Group will be required to raise additional capital in an alternative manner. There is no certainty that it would be able to do so on acceptable terms or at all*

The Lloyds TSB Placing and Open Offer is conditional on the passing of various resolutions, including those relating to the Acquisition, at the Lloyds TSB General Meeting. It is also conditional on the satisfaction of certain conditions as set out in the Lloyds TSB Placing and Open Offer Agreement, including that the Scheme has been sanctioned at the Scheme Court Hearing and that the HBOS Placing and Open Offer Agreement has not been terminated. The Acquisition is also conditional on the passing of various resolutions at the HBOS General Meeting, the Lloyds TSB General Meeting and the Court Meeting; and all regulatory conditions and consents having been obtained or, in certain circumstances, waived. Accordingly, the Lloyds TSB Placing and Open Offer and the Acquisition are interconditional. If the Resolutions on which the Lloyds TSB Placing and Open Offer or the Acquisition are conditional are not approved or for some other reason the Lloyds TSB Placing and Open Offer Agreement is terminated or the Acquisition does not become effective, the Lloyds TSB Group will not be able to proceed with its desired capital raising plan via the Lloyds TSB Placing and Open Offer. In that event, HM Treasury has stated that it would expect the Lloyds TSB Group to take appropriate action to strengthen its capital position. The FSA has advised the Lloyds TSB Group that if the Acquisition were not to occur, it would require the Lloyds TSB Group to raise £7 billion of additional capital, made up of £5 billion of core Tier 1 equity and £2 billion of Tier 1 instruments. There can be no certainty that the Lloyds TSB Group would be able to successfully raise such capital or as to the terms on which such capital could be raised, including the terms of any participation by HM Treasury in any such capital raising and whether or not such a capital raising would be on a pre-emptive basis. Thus, if the conditions to the Acquisition are not satisfied or waived and the Lloyds TSB Group is not able to proceed with its desired capital raising plan via the Lloyds TSB Placing and Open Offer, it will be required to renegotiate the terms of either the Acquisition or the Lloyds TSB Placing and Open Offer or both with HM Treasury and the HBOS Group, and may be required to seek alternate means of raising funding. There can be no assurance as to whether the Lloyds TSB Group would be successful in raising alternative capital or as to the timetable or terms of an alternative capital raising or as to whether any such capital raising would be on a pre-emptive basis. If the Lloyds TSB Group is unable to find alternative sources of capital and sufficiently raise its capital, its business, results of operations and financial condition will suffer, its credit ratings may drop, its cost of funding may increase and it may need to access HM Treasury's recapitalisation fund, if such fund is available. Any of the above may have a material adverse impact on the Lloyds TSB Group share price.

(b) *The Acquisition is being effected by way of the Scheme and will require the separate approval of the Scheme Shareholders, HBOS Shareholders and Lloyds TSB Shareholders. There can be no assurance that the required shareholder approvals will be obtained*

The Acquisition is being effected by means of a scheme of arrangement between HBOS and the Scheme Shareholders under sections 895 to 899 of the Companies Act which will require an application by HBOS to the Court to sanction the Scheme and confirm the reduction and cancellation of HBOS issued and to be issued ordinary share capital. Before such Court Orders can be sought, the Acquisition will require approval (i) by the Scheme Shareholders at the Court Meeting, (ii) by the HBOS Shareholders of certain resolutions to be proposed at the HBOS General Meeting and (iii) by Lloyds TSB Shareholders of certain resolutions to be proposed at the Lloyds TSB General Meeting. There can be no assurance that the approval of the Scheme by the Scheme Shareholders at the Court Meeting will be obtained, that the HBOS Shareholders will approve the resolutions to be proposed at the HBOS General Meeting, or that the Lloyds TSB Shareholders will approve the resolutions to be proposed at the Lloyds TSB General Meeting. In addition, there can be no assurance that if the Scheme and resolutions are approved by shareholders, the Court will grant the Court Orders, or seek to impose modifications thereto.

(c) The implementation of the Scheme and the consummation of the Acquisition are conditional upon the Scheme becoming effective by a set date and are subject to the satisfaction or, if permitted, waiver of certain conditions. There can be no assurance that the Conditions will be satisfied or waived and that the Acquisition will be consummated

The Acquisition is conditional upon the Scheme becoming effective by not later than 28 February 2009 (subject to extension of such date by agreement between the HBOS Group and the Lloyds TSB Group in accordance with applicable law and regulation) and Admission of the Lloyds TSB Open Offer Shares becoming effective not later than 19 January 2009 (subject to extension of such date by agreement between Lloyds TSB and HM Treasury in accordance with applicable law and regulation) and is subject to the satisfaction or, if permitted, waiver of certain conditions prior to such date. These conditions are set out in Part 3 (*Conditions to the Implementation of the Scheme and the Acquisition*) of this document. There can be no assurance that the conditions will be satisfied or waived. In addition, there can be no assurance that the Scheme or the Acquisition will become effective as currently contemplated or at all.

(d) Obtaining required regulatory approvals may delay implementation of the Scheme and consummation of the Acquisition, and compliance with conditions and obligations in connection with regulatory approvals could adversely affect prospects for the Acquisition

The Acquisition is conditional upon obtaining merger control approvals and regulatory clearances from the FSA as well as certain other regulatory bodies in other jurisdictions.

In addition, the Acquisition is conditional upon (i) Lloyds TSB being satisfied, on terms satisfactory to it, that there is no intention by the Secretary of State to refer the Acquisition, or any matters arising from or relating to the proposal, to the Competition Commission, and (ii) if clause (i) is satisfied, either the deadline for making an application for review related to that decision having expired or that, in the event such application is made, any such application having been dismissed by the Competition Appeal Tribunal.

Following the original announcement of the Acquisition of the HBOS Group by the Lloyds TSB Group on 18 September 2008, the Secretary of State issued an intervention notice in relation to the Acquisition on public interest grounds to ensure appropriate consideration would be given, in the context of decisions under the Enterprise Act 2002 (the "Enterprise Act") on whether to refer the merger to the Competition Commission, to the public interest in the stability of the UK financial system under section 42 of the Enterprise Act, following advice from the UK Tripartite Authorities (HM Treasury, Bank of England and the FSA). As a result of that notice and of a Parliamentary Order, the Secretary of State had the power to consider the public interest issues in the stability of the UK financial system alongside competition issues in making his decision on whether to refer the Acquisition to the Competition Commission for investigation.

On 31 October 2008 the Secretary of State gave his decision that, considering the competition issues identified by the OFT and the evidence before him on the public interest issues in the stability of the UK financial system, the Acquisition is in the public interest and should be cleared unconditionally.

(e) The Lloyds TSB Group may fail to realise the business growth opportunities, revenue benefits, cost synergies, operational efficiencies and other benefits anticipated from, or may incur unanticipated costs associated with, the Acquisition. As a consequence, the Lloyds TSB Group's and the Enlarged Group's results of operations, financial condition and the price of the Lloyds TSB Shares may suffer

The integration of the HBOS Group into the Lloyds TSB Group will be complex, expensive and present a number of challenges for the management of the Lloyds TSB Group, its staff and potentially its customers. On the basis described in paragraph 3 of Part 7 (*Further Information on Lloyds TSB*) Lloyds TSB believes that the Acquisition will lead to accretion in Lloyds TSB's cash earnings per share and that through the implementation of cost synergies and other operational efficiencies it will deliver total pre-tax annual cost savings greater than £1.5 billion. The Lloyds TSB Group believes that these anticipated cost synergies as well as other operating efficiencies and the business growth opportunities, revenue benefits and other benefits it expects to achieve by combining its operations with those of the HBOS Group constitute a large part of the business rationale for the Acquisition. However, these expected business growth opportunities, revenue benefits, cost synergies and other operational efficiencies and other benefits may not develop, including because the assumptions upon which the Lloyds TSB Group determined the Acquisition consideration may prove to be incorrect. For example, the expected cost synergies have been calculated by the Lloyds TSB Group on the basis of the existing and projected cost and operating structures of the Lloyds TSB Group and the Lloyds TSB Group's estimate of the existing and projected cost and operating structures of the HBOS Group. Statements of estimated synergies and other effectiveness and calculations of the costs of achieving them relate to future actions and circumstances which, by their nature, involve risks, uncertainties, contingencies and other factors. As a result, the synergies and other efficiencies referred to may not be achieved, or those achieved may be materially different from those estimated.

The Lloyds TSB Group may also face challenges with respect to: obtaining the required approvals of various regulatory agencies, any of which could refuse or impose conditions or restrictions on its approval; retaining key employees (including key employees of the HBOS Group); redeploying resources in different areas of operations to improve efficiency; unifying financial reporting and internal control procedures; minimising the diversion of management attention from ongoing business concerns; overcoming integration challenges particularly as the Lloyds TSB Group's management may be unfamiliar with some aspects of the HBOS

Group's business and operations, and addressing possible differences between the Lloyds TSB Group's business culture, processes, controls, procedures, systems, accounting practices and implementation of accounting standards and those of the HBOS Group.

Under any of these circumstances, the business growth opportunities, revenue benefits, cost savings and other benefits anticipated by the Lloyds TSB Group to result from the Acquisition may not be achieved as expected, or at all, or may be delayed. To the extent that the Lloyds TSB Group incurs higher integration costs or achieves lower revenue benefits or fewer cost savings than expected, its and the Enlarged Group's operating results, financial condition and prospects and the price of the Lloyds TSB Shares may suffer.

(f) *Consummation of the Acquisition may result in adverse tax consequences resulting from a change of ownership*

The consummation of the Acquisition may result in adverse tax consequences related to the change of ownership of HBOS and its subsidiaries. A change of ownership of a corporation can lead to restrictions on the ability to utilise certain tax reliefs, including, but not limited to, tax losses. It can also lead to certain tax charges arising as a result of parties becoming connected with each other for tax purposes, such as credits related to loan relationships between the parties. Moreover, a change of ownership may result in other tax costs not normally associated with the ordinary course of business. Such other tax costs may include, but are not limited to, stamp duties, land transfer taxes, franchise taxes and other levies.

Furthermore, similar consequences could apply in relation to the Lloyds TSB Group and its subsidiaries if over a three year period HM Treasury, alone or together with any other shareholders with a stake of 5 per cent. or more in the Lloyds TSB Group, acquires a controlling shareholding.

(g) *Change of control provisions or termination rights in the HBOS Group's agreements may be triggered upon the completion of the Acquisition or upon the completion of any resulting reorganisation and may lead to adverse consequences for the Enlarged Group, including the loss of significant contractual rights and benefits, the termination of joint venture and/or licensing agreements*

Members of the HBOS Group are party to joint ventures, licenses and other agreements and instruments that may contain change of control provisions or termination rights that will be triggered upon the completion of the Acquisition or upon completion of the reorganisation of HBOS within the Lloyds TSB Group. While the Lloyds TSB Group does not anticipate any material issues, the operation of such change of control provisions or termination rights, if any, could result in the loss of material contractual rights and benefits, the termination of joint venture agreements and licensing agreements or the requirement to repay outstanding indebtedness.

(h) *The Acquisition will result in a reduction in ownership and voting interest for existing Lloyds TSB Shareholders*

The Acquisition is such that, when it becomes effective, existing Lloyds TSB Shareholders will suffer a reduction in their proportionate ownership, and may suffer a reduction in their proportionate voting interest, in the ordinary share capital of the Lloyds TSB Group compared to their current ownership and voting interest.

3 Risks relating to investment in Lloyds TSB Shares

(a) *HM Treasury will become the largest shareholder of the Enlarged Group if existing Lloyds TSB and HBOS Shareholders do not acquire a significant number of the new Ordinary Shares offered in the Lloyds TSB Open Offer and the HBOS Open Offer, respectively*

Under the Lloyds TSB Placing and the Placing, HM Treasury will acquire the Lloyds TSB Open Offer Shares and the Open Offer Shares, respectively, subject to the right of eligible existing shareholders to claw back their proportionate entitlement to Ordinary Shares through the Lloyds TSB Open Offer and the Open Offer and to apply for new Lloyds TSB Open Offer Shares in excess of their respective entitlements. If eligible existing Lloyds TSB Shareholders do not acquire new shares in the Lloyds TSB Open Offer, eligible existing HBOS Shareholders do not acquire new HBOS Ordinary Shares in the Open Offer and (in both cases) other placees do not acquire such shares, HM Treasury would own up to 43.5 per cent. of the ordinary share capital of the Enlarged Group. This percentage will be diminished to the extent of the participation by eligible existing shareholders in the Lloyds TSB Open Offer or the Open Offer. Details of the conditions to the Proposed Government Funding are set out in Part 7 (*Further Information on Lloyds TSB*) of this document. Subject to this, HM Treasury has informed the Lloyds TSB Group that it currently has no intentions or strategic plans concerning the Enlarged Group or its business and employees. HM Treasury has also informed the Lloyds TSB Group that it does not currently intend to seek to exert significant influence over financial management or operational matters. It might, however, change its views on whether it will seek to exert influence over the Lloyds TSB Group or the Enlarged Group, and may disagree with the commercial decisions of the Lloyds TSB Group, including over such matters as the implementation of synergies and commercial and consumer lending policies.

Moreover, arrangements have been announced by HM Treasury in relation to its equity participation in banks accessing the recapitalisation fund which may limit the operational flexibility of the Lloyds TSB Group and the Enlarged Group with regard to matters such as mortgage and small business lending.

Should HM Treasury decide to seek to exert influence over the Lloyds TSB Group or the Enlarged Group, it may be able to exercise a significant degree of influence over, among other things, the election of directors, the appointment of senior management and, subject to the terms of the bank recapitalisation scheme, the payment of any dividends on the Lloyds TSB Shares. Furthermore, if HM Treasury becomes a major

shareholder, HM Treasury's interests might conflict with those of minority shareholders, and HM Treasury may have the ability to prevent or cause a change in control and could take other actions that may not be favourable to minority shareholders. However, the Lloyds TSB Group expects that HM Treasury will, in accordance with its public statements, act as a value-oriented shareholder.

Finally, HM Treasury has confirmed its intention over time, to dispose of its investment in Lloyds TSB Shares and the Enlarged Group. Any such sale, or the perception that such a sale might occur, could adversely affect the market price of the Lloyds TSB Shares.

Depending on the level of the shareholdings acquired by the UK Government in the Lloyds TSB Group, the Enlarged Group and other financial institutions, further filings may have to be made to UK and non-UK competition and regulatory authorities. The nature and extent of those filings and the risks of conditions being sought by or imposed upon the UK Government in relation to its shareholdings cannot be reasonably estimated at this point.

(b) *Possible volatility in the price of Lloyds TSB Shares*

The market price of the Lloyds TSB Shares could be volatile and subject to significant fluctuations due to a variety of factors, including changes in sentiment in the market regarding Lloyds TSB Shares (or securities similar to them), any regulatory changes affecting Lloyds TSB's or the Enlarged Group's operations, variations in Lloyds TSB's or the Enlarged Group's operating results, business developments of Lloyds TSB or the Enlarged Group or its competitors, the operating and share price performance of other companies in the industries and markets in which Lloyds TSB or the Enlarged Group operate, the sale of Lloyds TSB Shares by HBOS Shareholders who have acquired Lloyds TSB Shares as part of their consideration under the Acquisition or speculation about Lloyds TSB's or the Enlarged Group's business in the press, media or investment community. Stock markets have from time to time, including recently and particularly with respect to certain financial institution shares, experienced significant price and volume fluctuations which have affected market prices for securities which may be unrelated to Lloyds TSB's or the Enlarged Group's operating performance or prospects. Furthermore, the Lloyds TSB's Group's or the Enlarged Group's operating results and prospects from time to time may be below the expectations of market analysts and investors. Any of these events could result in a decline in the market price of Lloyds TSB Shares.

In general, prospective investors should be aware that the value of an investment in Lloyds TSB and the Enlarged Group may go down as well as up. The market value of Lloyds TSB's Shares can fluctuate and may not always reflect the underlying asset value or prospects of the Lloyds TSB Group.

(c) *Lloyds TSB will not be able to pay cash dividends until it has repurchased or redeemed the Enlarged Group HMT Preference Shares*

No cash dividends may be paid on the Lloyds TSB Shares until the Enlarged Group HMT Preference Shares have been repurchased or redeemed in full. The Enlarged Group HMT Preference Shares will not by their terms be redeemable for a period of five years after their issue. Although it is the Lloyds TSB Group's clear intention to seek their earlier repurchase in 2009 with the consent of the holders of the Enlarged Group HMT Preference Shares, such consent might not be forthcoming and there is no guarantee that the Lloyds TSB Group will be in a position to do so at such time. Even after repayment of the Enlarged Group HMT Preference Shares, the ability of Lloyds TSB to pay dividends in cash or otherwise on Lloyds TSB Shares is a function of its profitability and the extent to which, as a matter of law, it has available to it sufficient distributable reserves out of which any proposed dividend may be paid. Lloyds TSB's ability to pay dividends is also dependent upon receipt by it of dividends and other distributions from subsidiaries. Further, the Lloyds TSB Directors may not consider it appropriate to declare dividends in the context of prolonged economic uncertainty. Lloyds TSB can give no assurances that it will be able to pay a dividend in the future.

(d) *Future issues of Lloyds TSB Shares will further dilute the holdings of current Lloyds TSB Shareholders and could materially affect the market price of the Lloyds TSB Shares*

Further to the proposed issues of Lloyds TSB Open Offer Shares and New Lloyds TSB Shares, Lloyds TSB has no current plans for an offering of Lloyds TSB Shares. However, it is possible that Lloyds TSB may decide to offer additional Lloyds TSB Shares in the future either to raise capital or for other purposes. An additional offering, or significant sales of Lloyds TSB Shares by major shareholders, could have an adverse effect on the market price of Lloyds TSB Shares as a whole.

(e) *Under the UK Banking (Special Provisions) Act 2008, HM Treasury is able to effect transfers of Lloyds TSB Shares or HBOS Shares and/or any property of the Lloyds TSB Group or the HBOS Group, or effect other transactions which could impact on the rights of Lloyds TSB Shareholders and/or HBOS Shareholders, and/or result in the de-listing of the Lloyds TSB Shares and/or the HBOS Shares*

Under the Banking (Special Provisions) Act 2008 (the "**BSP Act**"), until 21 February 2009, HM Treasury has wide powers to make certain orders in respect of a UK authorised deposit-taking institution (such as Lloyds TSB Bank plc and the HBOS Group) and, in certain circumstances, certain corporate related undertakings. The orders which may be made under the BSP Act in respect of relevant deposit-taking institutions (and/or, in certain circumstances, certain related corporate undertakings) relate to (among other things) (i) transfers of securities issued by relevant entities (such as the Lloyds TSB Shares, the Open Offer Shares and the Consideration Shares) (and/or securing that rights of holders of securities cease to be exercisable by such holders, discontinuing the listing of securities and/or varying or nullifying the terms of securities), (ii) transfers of property, rights and liabilities of relevant entities notwithstanding any restrictions, requirements or interest

(and/or modifying related interests, rights or liabilities of third parties), (iii) the disapplication or modification of laws, (iv) the imposition of a moratorium on the commencement or continuation of any legal process in relation to any body or property and/or (v) the dissolution of any relevant entity. Significantly, orders may have retrospective effect and may make provision for nullifying the effect of transactions or events taking place after the time in question.

While certain orders under the BSP Act may be made by HM Treasury only in certain circumstances for the purposes of maintaining the stability of the UK financial system and/or protecting the public interest where financial assistance has been provided by HM Treasury to the deposit-taking institution, such purpose conditions may not apply in respect of all orders which may be made under the BSP Act. The BSP Act includes provisions related to compensation in respect of any transfer orders made.

If HM Treasury were to make an order in respect of Lloyds TSB Bank plc and/or certain related corporate undertakings, such order may (among other things) (i) result in a transfer of the Lloyds TSB Shares and/or any property of Lloyds TSB Bank plc, or shares in UK authorised deposit-takers within the HBOS Group and/ or property of such HBOS Group entities, (ii) impact on the rights of Lloyds TSB Shareholders and/or HBOS Shareholders, and/or (iii) result in the de-listing of the Lloyds TSB Shares and/or the HBOS Shares. At present, HM Treasury has not made any orders under the BSP Act in respect of Lloyds TSB Bank plc or HBOS or any of their respective related corporate undertakings and there has been no indication that it will make any such order under the BSP Act, but there can be no assurance that this will not change and/or that Lloyds TSB Shareholders will not be adversely affected by any such order if made.

A draft Banking Bill was introduced to the United Kingdom parliament on 7 October 2008. If enacted, the Banking Bill may have significant consequences for the UK banking industry. For example, it is currenty anticipated that a new "Special Resolutions Regime" will be implemented which will give wide powers in respect of UK authorised deposit-taking institutions (such as Lloyds TSB Bank plc) to HM Treasury, the Financial Services Authority and the Bank of England in circumstances where any such UK authorised deposit-taking instruction has encountered, or is likely to encounter, financial difficulties. It is also anticipated that a new administration and insolvency regime will be implemented in respect of UK authorised deposit-taking institutions (such as Lloyds TSB Bank plc). However, given that the Banking Bill is at an early stage in the legislative process, currently it is not possible to predict with any certainty what form any legislation (if enacted) will take and the impact it will have on Lloyds TSB Bank plc and the impact it will have (if any) on the Lloyds TSB Shareholders.

HBOS GROUP INTERIM FINANCIAL STATEMENT AND INTERIM MANAGEMENT STATEMENT

PART A: HBOS GROUP INTERIM FINANCIAL STATEMENTS

The financial information set out in this Part 9 has been extracted, without material adjustment from the unaudited HBOS results for the six month period to 30 June 2008.

The financial information contained in this Part 9 does not constitute statutory accounts within the meaning of section 434 of the Companies Act. The statutory accounts for HBOS for each of the three years ended 31 December 2007 have been delivered to the Registrar of Companies pursuant to section 242 of the Companies Act 1985. The auditors reports on the consolidated statutory accounts for each of the three years ended 31 December 2007 were unqualified and did not contain a statement under section 237 of the Companies Act 1985.

References in this Part 9 to the "Group" or "group" are to the HBOS Group.

HBOS plc 2008 Interim Results

"The first half of 2008 has seen the dislocation in financial markets evolve into a wider economic slowdown. Recognising the importance of strong capital to the HBOS core customer proposition, we have now completed our £4.0bn Rights Issue, rebasing the Group to stronger capital ratios. We are repricing both new and existing business, to deliver margin stability. The Group is now well positioned to operate in the more challenging economic environment."

Andy Hornby, Chief Executive

Group Performance

- Underlying profit before tax ('UPBT') excluding negative fair value adjustments[(1)] ('NFVA') down 14% to £2,546m (H1 2007 £2,962m).
- UPBT including NFVA[(1)] down 51% to £1,451m (H1 2007 £2,962m).
- Profit after tax down 56% to £950m (H1 2007 £2,139m).
- Underlying earnings per share ('EPS') excluding NFVA down 13% to 47.4p (H1 2007 54.6p).
- Underlying EPS including NFVA down 52% to 26.4p (H1 2007 54.6p).
- Basic EPS down 57% to 23.5p (H1 2007 55.0p).
- Proforma Basel II capital ratios at 30 June 2008, adjusted for the proceeds of the Rights Issue:
  - Tier 1 capital ratio 8.6%.
  - Core Tier 1[(2)] capital ratio 6.5%.
  - Total capital ratio 12.2%.
- A Capitalisation amount totalling £320m, currently equivalent to 6.1p per ordinary share will be allocated in respect of the 2008 interim dividend. It is intended that the final dividend will be paid in cash.
- Group customer lending in H1 has grown by an annualised 12%.
- Growth is however slowing as planned and we expect full year customer lending growth of mid-single digits.
- Group customer deposits have grown by an annualised 12%. For the full year, we expect the rate of growth of deposits to exceed the rate of growth in lending.
- Group net interest margin 155bps (H2 2007 158bps).
- Group post tax RoE excluding NFVA 16.6% (H1 2007 21.0%).
- Group post tax RoE 10.3% (H1 2007 21.0%).
- Group cost:income ratio (excluding NFVA) 41.2% (H1 2007 39.9%).
- Group cost:income ratio 49.6% (H1 2007 39.9%).
- Group impaired loans as a % of closing advances increases to 2.35% (end 2007 2.03%). Impairment losses as an annualised % of average advances increases to 0.59% (H1 2007 0.50%).

(1) Negative Fair Value Adjustments relating to certain traded debt securities in Treasury taken to the income statement were £1,095m (H1 2007 £nil) – See page 157 for further details.

(2) Core Tier 1 excludes preference shares and preferred securities – See page 176.

Group Performance

Profit

The results for the first half of 2008, and the comparison to the first half of 2007, have been significantly affected by £1,095m (H1 2007 nil) of negative fair value adjustments ('NFVA') taken to the income statement in respect of debt securities held in the Treasury Trading Book. In addition, £1,916m of NFVA (H1 2007 nil) on a post tax basis were taken through equity in the Available For Sale ('AFS') reserve, which are not reflected in reported profit or regulatory capital. Looking forward and as previously guided, we expect a stronger second half.

Underlying profit before tax excluding NFVA decreased by 14% to £2,546m (H1 2007 £2,962m). Underlying earnings per share excluding NFVA decreased by 13% to 47.4p (H1 2007 54.6p).

Underlying earnings per share including NFVA decreased by 52% to 26.4p (H1 2007 54.6p). Underlying profit before tax including NFVA decreased by 51% to £1,451m (H1 2007 £2,962m).

Interim dividend

As announced on 29 April 2008, we believe that it is prudent to issue new ordinary shares to shareholders by way of a Capitalisation Issue in respect of the 2008 interim dividend. We have therefore today proposed a Capitalisation amount of £320m, currently equivalent to 6.1p per ordinary share. The Capitalisation Issue price, which will be used to calculate shareholders entitlement to new shares, will be determined as the average of the middle market quotations for ordinary shares over the three dealing days starting on 1 October 2008.

We believe that a payout ratio of around 40% is appropriate for 2008 and over the medium term, reflecting a prudent view of the expected ongoing capital requirements of the Group. We intend to pursue a progressive dividend policy, growing dividends in line with underlying earnings. We intend to pay the final dividend in cash, which together with the Capitalisation Issue results in around 40% of underlying profits attributable to ordinary shareholders being distributed.

Capital

Following the completion of the £4.0bn Rights Issue in late July 2008, the Group's capital ratios have been rebased to a higher level. Strong capital lies at the heart of the HBOS customer proposition and underpins our leading positions in liquid savings, deposits and investments. The Rights Issue is designed to achieve a step change in the ratios through the downturn. At 30 June 2008, the proforma capital ratios (calculated to include the £4.0bn of capital raised from the Rights Issue) were Tier 1 8.6%, Core Tier 1 6.5% and Total Capital 12.2%. These ratios are in the middle of our revised target ranges of 8%-9% for Tier 1 and 6%-7% for Core Tier 1.

Excluding the proceeds of the Rights Issue, the actual Tier 1, Core Tier 1 and Total capital ratios as at 30 June 2008 were 7.3% (end 2007 7.7%), 5.3% (end 2007 5.7%) and 10.9% (end 2007 11.0%), respectively.

Funding

We continue to fund successfully in the wholesale markets. At 30 June 2008 41.4% of our wholesale funding matures in more than one year (end 2007 41.0%). Our asset growth will continue to be selective and, over time, we will grow the relative share of customer deposits in our funding mix.

Margins

The Group net interest margin declined by just 3bps to 1.55% (H2 2007 1.58%). We expect to see relative stability in overall margins in the second half of 2008 with the potential for improving margins in future years.

In Retail, the margin increased by 3bps as asset spreads improved, more than offsetting the increased costs of both customer deposits and wholesale funding.

In Corporate, the margin declined by 5bps, despite wider spreads being achieved on new lending, reflecting slower turnover of the existing book. In International, the margin declined by 7bps primarily as a result of increased funding costs.

Growth

Advances to customers increased by an annualised 12% to £456.0bn (end 2007 £430.0bn). We expect the rate of lending growth to slow in the second half of 2008, particularly in Corporate, and expect growth in the full year for the Group will be mid single digits.

The rate of growth in the first half primarily reflects the pipeline of Corporate lending at the start of the year which, together with slower syndication markets, has seen Corporate lending grow by an annualised 14% to £116.9bn (end 2007 £109.3bn). International's annualised growth of 34% to £78.5bn (end 2007 £67.1bn) partly reflects the impact of foreign exchange translation. In Retail, lending grew by an annualised 2% to £255.8bn (end 2007 £253.4bn) in a smaller mortgage market. We continued our cautious approach to the unsecured personal lending market.

Customer deposits increased by an annualised 12% to £258.1bn (end 2007 £243.2bn). We expect that the rate of deposit growth will exceed the rate of growth in lending in the full year.

General Insurance Gross Written Premiums ('GWP') increased 3% to £892m (H1 2007 £868m) reflecting strong performances in Household (up 7%) and Motor (up 43%) offset by lower Repayment insurance (down 13%). New sales combined with a focus on retention saw overall Household policies increase by 11% to 3.0m (H1 2007 2.7m) and Motor by 30% to 1.3m (H1 2007 1.0m).

Volatile equity markets and changes in government tax policy saw UK investment sales decrease by 5% to £7,201m, Present Value of New Business Premiums ('PVNBP') (H1 2007 £7,574m). However, lower levels of lapses saw net fund flows increase by 33% to £1.2bn.

Insight saw net inflows of £8.7bn (H1 2007 £6.0bn) increasing assets under management by 3% to £112.0bn (end 2007 £109.1bn).

Efficiency

Underlying net operating income (excluding NFVA) was stable at £6,467m (H1 2007 £6,427m). Within this, underlying net interest income increased by 6%, reflecting growth in lending. Underlying non-interest income (excluding NFVA) decreased by 7%, primarily reflecting lower revenues from the Corporate investment portfolio. Underlying operating expenses increased by 4% to £2,667m (H1 2007 £2,563m). The cost:income ratio (excluding NFVA) was higher at 41.2% (H1 2007 39.9%).

Credit Quality

Consistent with a slowing economy, credit experience has seen some deterioration in the first half of 2008. Impaired loans as a % of advances increased to 2.35% (end 2007 2.03%). Impairment losses increased by 36% to £1,310m (H1 2007 £963m, H2 2007 £1,049m) representing 0.59% (annualised) of average advances (H1 2007 0.50%, H2 2007 0.50%).

In Retail, impairment losses increased to 0.57% (annualised) of average advances (H1 2007 0.57%, H2 2007 0.49%). Secured lending impairment losses totalled £213m (H1 2007 £(12)m, H2 2007 £40m) and unsecured lending £509m (H1 2007 £690m, H2 2007 £576m). The decline in house prices in the first half of 2008 has driven an increased secured provisioning requirement. Secured credit quality continues to be underpinned by significant equity in the book where the average LTV is 48%. Consistent with our reduced appetite for unsecured lending for the last 3 years, we saw a decline in unsecured losses in the first half of 2008.

In Corporate, impairment losses increased to 0.83% (annualised) of average advances (H1 2007 0.51%, H2 2007 0.71%) reflecting the weakening economic climate.

In International, impairment losses increased to 0.33% (annualised) of average advances (H1 2007 0.19%, H2 2007 0.21%) primarily reflecting a small number of higher value corporate loans in Australia and North America.

Outlook

The reduced availability of credit and a slowing housing market are now part of a wider economic slowdown. We expect UK GDP growth to remain positive in 2008 but with a risk to the downside in 2009. Consensus forecasts, for the decline in house prices, is now in the range of 15-20% over 2008 and 2009 combined. Despite inflationary pressures in evidence today, we expect that signs of stabilisation will be sufficient for the Monetary Policy Committee to allow interest rates to remain relatively unchanged for the remainder of the year. The slowing economy is likely to see a modest rise in unemployment from its current lows.

We remain cautious on the outlook for global wholesale funding markets and do not expect any significant reopening of securitisation markets in 2008 or the first half of 2009. Asset growth will therefore slow in the second half of 2008 and we expect to deliver lending growth for the Group of mid single digits in 2008. We will also consider selective asset disposals to improve our deposit to loan ratio. Group risk weighted assets are expected to grow at a faster pace than lending growth in the current economic environment. However, we expect to operate comfortably within our target capital ranges.

The net interest margin outlook is more positive than for some time. New lending pricing has increased significantly during the first half and this is increasingly offsetting the higher funding costs. We expect relatively stable margins in the second half of 2008 with the potential for improving margins in 2009.

In light of the deteriorating economic environment, we expect to see upward pressure on impairment losses. Mortgage arrears are on a rising trend from historic lows but are supported by strong employment. In Corporate, we are not currently seeing material signs of tenant default but the deteriorating economic climate is likely to put some further pressure on impairments.

In the Investment markets, whilst short-term volatility and tax policy changes are likely to impact new sales across the industry for the remainder of 2008, this does not change our view of the overall attractiveness of the market and the significant growth potential for our multi-channel Investment business where we also expect to see continued emergence of profits from our in-force book.

In Insurance, we expect H1 trends to continue with the strength of our brands and propositions contributing to good growth in household and motor whilst a more cautious outlook for the unsecured lending markets will see further reductions in repayment sales.

In our International businesses we will be more selective in asset growth as we expand our business with an increasing focus on growing liability products.

In summary, HBOS continues to take a cautious view of the outlook for global financial markets and we are adapting our business model for a tougher economic environment. In particular;

- We are concentrating on the re-pricing of new and existing business to deliver margin stability;
- We have re-based the Group's capital ratios following the Rights Issue;
- We are adjusting the Group's funding mix, over time, to continuously improve the deposit to loan ratio; and
- Cost management will remain extremely tight in light of the economic circumstances.

Post the Rights Issue, and with stable and potentially improving margins underpinning pre-provisioning profitability, we are well placed to compete in tougher markets.

Financial Highlights

	Half year ended 30.06.2008 £m	Half year ended 30.06.2007 £m	Half year ended 31.12.2007 £m	Year ended 31.12.2007 £m
Divisional underlying profit before tax(1)				
Retail	**992**	1,043	1,006	2,049
Corporate	**753**	1,243	1,077	2,320
Insurance & Investment	**402**	316	328	644
International	**323**	327	430	757
Treasury & Asset Management (excl. NFVA)	**224**	194	308	502
Group Items	**(148)**	(161)	(176)	(337)
Group underlying profit before tax (excl. NFVA)	**2,546**	2,962	2,973	5,935
Negative fair value adjustments	**(1,095)**		(227)	(227)
Group underlying profit before tax	**1,451**	2,962	2,746	5,708
Profit before tax	**848**	2,997	2,477	5,474
Profit attributable to ordinary shareholders	**880**	2,063	1,902	3,965
Balance Sheet				
Loans and advances to customers ('Advances')	**455,950**	395,210	430,007	430,007
Total assets	**681,404**	624,090	666,947	666,947
Customer deposits	**258,130**	227,117	243,221	243,221
Shareholders' equity (excluding minority interests)	**20,100**	21,521	21,849	21,849
Capital Adequacy (Basel II)	**%**(2)	%	%(3)	%(3)
Including the Rights Issue				
Tier 1 capital ratio	**8.6**			
Core Tier 1 ratio	**6.5**			
Total capital ratio	**12.2**			
Excluding the Rights Issue				
Tier 1 capital ratio	**7.3**		7.7	7.7
Core Tier 1 ratio	**5.3**		5.7	5.7
Total capital ratio	**10.9**		11.0	11.0
Performance Ratios	**%**	%	%	%
Post tax return on mean equity (excluding NFVA)(1)(4)	**16.6**	21.0	20.0	20.4
Post tax return on mean equity(1)(4)	**10.3**	21.0	18.7	19.7
Cost:income ratio (excluding NFVA)(1)	**41.2**	39.9	40.4	40.2
Cost:income ratio(1)	**49.6**	39.9	41.9	40.9
Net interest margin(1)(4)	**1.55**	1.68	1.58	1.63
Per Ordinary Share				
Earnings (basic)(5)	**23.5p**	55.0p	51.1p	106.1p
Earnings (underlying)(5)	**26.4p**	54.6p	51.5p	106.1p
Earnings (underlying excl. NFVA)(5)	**47.4p**	54.6p	55.7p	110.3p
Dividends(6)	**6.1p**	16.6p	32.3p	48.9p
Proforma net asset value(7)	**435p**(2)			
Net asset value	**502p**	541p	551p	551p
Share Information				
Closing number of ordinary shares in issue (millions)	**3,749**	3,745	3,733	3,733
Proforma closing number of ordinary shares in issue (millions)(8)	**5,249**	3,745	3,733	3,733
Average number of ordinary shares in issue for basic and underlying EPS (millions)	**3,740**	3,749	3,727	3,738

Notes 1 to 10 on page 118.

Notes

(1) References to underlying incorporate the following adjustments:

- Excluding regulatory provisions, the impact of the change in corporation tax rates, goodwill impairment, policyholder tax, the impact of short term fluctuations ('STFs') and changes to economic assumptions for Long Term Assurance Business accounted for on an embedded value basis;
- Netting against income of operating lease depreciation, impairment on investment securities, changes in insurance and investment contract liabilities, change in unallocated surplus and net claims incurred on insurance contracts; and
- Including share of profits of associates and jointly controlled entities within underlying non-interest income.

The following table summarises the movements between underlying profit before tax and profit before tax:

	Half year ended 30.06.2008 £m	Half year ended 30.06.2007 £m	Half year ended 31.12.2007 £m	Year ended 31.12.2007 £m
Underlying profit before tax	**1,451**	2,962	2,746	5,708
Regulatory provisions charge		(79)	(43)	(122)
Impact of the 2008 change in corporation tax rate on the value of leasing assets		(18)	8	(10)
Goodwill impairment	**(2)**	(2)	(3)	(5)
Policyholder tax[9]	**(451)**	167	(149)	18
Short term fluctuations[10]	**(150)**	(33)	(82)	(115)
Profit before tax	**848**	2,997	2,477	5,474

(2) Includes the £4.0bn net proceeds from the Rights Issue, completed in July 2008.

(3) On 1 January 2008, HBOS implemented the Basel II rules for capital adequacy. The 31 December 2007 comparatives were calculated as at 1 January 2008, on achievement of Advanced status.

(4) On an annualised basis.

(5) Basic earnings per share is based on profit attributable to ordinary shareholders of £880m (H1 2007 £2,063m) and weighted average number of ordinary shares in issue restated of 3,740m (H1 2007 3,749m). Underlying earnings per share is based on underlying profit attributable to ordinary shareholders of £989m (H1 2007 £2,046m). Underlying earnings per share excluding NFVA is based on underlying profit attributable to shareholders of £1,772m (H1 £2,046m). Prior year figures have been restated for the impact of the Rights Issue in accordance with IAS33.

The following table summarises the movements between profit attributable to shareholders and underlying profit attributable to ordinary shareholders:

	Half year ended 30.06.2008 £m	Half year ended 30.06.2007 £m	Half year ended 31.12.2007 £m	Year ended 31.12.2007 £m
Profit attributable to shareholders	**931**	2,114	1,931	4,045
Preference dividends	**(51)**	(51)	(29)	(80)
Profit attributable to ordinary shareholders	**880**	2,063	1,902	3,965
Regulatory provisions charge		55	30	85
Impact of the 2008 change in corporation tax rate on:				
the value of leasing assets		13	(6)	7
deferred tax net liabilities		(110)	(68)	(178)
Goodwill impairment	**2**	2	3	5
Short term fluctuations[10]	**107**	23	58	81
Underlying profit attributable to ordinary shareholders	**989**	2,046	1,919	3,965
Negative fair value adjustments	**783**		159	159
Underlying profit attributable to ordinary shareholders excluding NFVA	**1,772**	2,046	2,078	4,124

(6) A Capitalisation Issue has been approved in lieu of the 2008 interim dividend at the General Meeting on 26 June 2008. Existing shareholders will receive a number of new shares, the amount of which will be determined on 3 October 2008 and will be based on the average of the middle market quotations for ordinary shares for the three dealing days starting on and including 1 October.

(7) The net asset value is calculated after deducting equity preference shares of £1,267m (end 2007 £1,267m) from shareholders' equity excluding minority interests.

(8) Includes shares allotted, issued but not fully paid with reference to the Rights Issue.

(9) This has no impact on profit after tax. Refer to page 165 in the Financial Review section for additional information.

(10) Short term fluctuations represent the impact of fluctuations in investment returns relative to those based on longer term assumptions and variances in actual policyholder tax payable from an expected charge for the period.

Key Divisional Statistics

	Half year ended 30.06.2008	Half year ended 30.06.2007	Half year ended 31.12.2007	Year ended 31.12.2007
Retail				
Underlying profit before tax (£m)[1]	**992**	1,043	1,006	2,049
Loans and advances to customers (£bn)	**255.8**	242.1	253.4	253.4
Customer deposits (£bn)	**160.0**	151.3	158.3	158.3
Net mortgage lending market share (estimated) (%)	**7**	8	22	15
Stock of mortgages market share (estimated) (%)	**20**	20	20	20
Share of UK Household Sector Liquid Assets (estimated) (%)	**15.4**	15.8	15.6	15.6
Impairment losses as a % of average advances (%)[2]	**0.57**	0.57	0.49	0.53
Impairment provisions as a % of impaired loans (%)	**31**	32	34	34
Impairment provisions as a % of closing advances (%)	**0.90**	0.86	0.89	0.89
Impaired loans as a % of closing advances (%)	**2.88**	2.67	2.59	2.59
Net interest margin (%)[2]	**1.62**	1.73	1.59	1.66
Cost:income ratio (%)[3]	**38.9**	38.8	40.7	39.7
Corporate				
Underlying profit before tax (£m)[1]	**753**	1,243	1,077	2,320
Loans and advances to customers (£bn)	**116.9**	95.8	109.3	109.3
Customer deposits (£bn)	**44.7**	41.9	44.1	44.1
Impairment losses as a % of average advances (%)[2]	**0.83**	0.51	0.71	0.61
Impairment provisions as a % of impaired loans (%)	**44**	49	53	53
Impairment provisions as a % of closing advances (%)	**0.80**	0.78	0.73	0.73
Impaired loans with loss as a % of closing advances (%)	**1.82**	1.58	1.39	1.39
Net interest margin (%)[2]	**1.96**	2.12	2.01	2.06
Cost:income ratio (%)[3]	**24.8**	22.8	23.7	23.2
Insurance & Investment				
Underlying profit before tax (£m)[1]				
Insurance & Investment	**402**	316	328	644
General Insurance	**176**	107	125	232
Investment Business	**226**	209	203	412
General Insurance sales (GWP) (£m)	**892**	868	893	1,761
Household policies in-force (£m)	**3.0**	2.7	2.8	2.8
Investment sales (PVNBP) (£m)[4][5]	**7,201**	7,574	6,950	14,524
Investment net fund inflow (£bn)	**1.2**	0.9	0.8	1.7

Key Divisional Statistics

	Half year ended 30.06.2008	Half year ended 30.06.2007	Half year ended 31.12.2007	Year ended 31.12.2007
International				
Underlying profit before tax (£m)[(1)]	**323**	327	430	757
Loans and advances to customers (£bn)	**78.5**	56.8	67.1	67.1
Customer deposits (£bn)	**25.0**	19.8	23.6	23.6
Impairment losses as a % of average advances (%)[(2)]	**0.33**	0.19	0.21	0.20
Impairment provisions as a % of impaired loans (%)[(6)]	**33**	55	50	50
Impairment provisions as a % of closing advances (%)	**0.52**	0.49	0.48	0.48
Impaired loans as a % of closing advances (%)[(6)]	**1.58**	0.90	0.96	0.96
Net interest margin (%)[(2)]	**1.84**	1.95	1.91	1.93
Cost:income ratio (%)[(3)]	**50.1**	47.0	43.4	45.0
Investment sales (PVNBP) (£m)[(4)]	**300**	342	641	983
Treasury & Asset Management				
Underlying profit before tax (excl. NFVA) (£m)[(1)]	**224**	194	308	502
Underlying profit before tax (£m)[(1)]	**(871)**	194	81	275
Customer deposits (£bn)	**28.4**	14.1	17.2	17.2
Cost:income ratio (excl. NFVA) (%)[(3)]	**41.7**	47.2	35.8	40.7
Asset Management assets under management (£bn)[(7)]	**120.0**	112.3	117.8	117.8

(1) Refer to Definition of Underlying on page 118.
(2) Annualised.
(3) Calculated on an underlying basis.
(4) Present Value of New Business Premiums ('PVNBP') equals new single premiums plus the expected present value of the new annual premiums.
(5) Excluding Guaranteed Growth Bond sales.
(6) 2007 comparatives have been restated to reflect the change to the methodology used by Bank of Scotland (Ireland) in categorising impaired loans to align more closely to HBOS policy.
(7) Comprising Insight and Invista

Summary Results

Summary Consolidated Income Statement

	Half year ended 30.06.2008 £m	Half year ended 30.06.2007 £m	Half year ended 31.12.2007 £m	Year ended 31.12.2007 £m
Underlying net interest income[1]	**3,861**	3,626	3,688	7,314
Underlying non-interest income[1][2]	**2,606**	2,801	3,015	5,816
Underlying net operating income[1][2]	**6,467**	6,427	6,703	13,130
Underlying operating expenses[1]	**(2,667)**	(2,563)	(2,711)	(5,274)
Underlying operating profit before provisions[2]	**3,800**	3,864	3,992	7,856
Impairment losses on loans and advances	**(1,310)**	(963)	(1,049)	(2,012)
Underlying operating profit[1][2]	**2,490**	2,901	2,943	5,844
Non-operating income	**56**	61	30	91
Underlying profit before taxation excl. NFVA[1]	**2,546**	2,962	2,973	5,935
Negative fair value adjustments	**(1,095)**	(227)	(227)	
Underlying profit before taxation[1]	**1,451**	2,962	2,746	5,708
Regulatory provisions		(79)	(43)	(122)
Impact of the 2008 change of corporation tax rate on the value of leasing assets		(18)	8	(10)
Goodwill impairment	**(2)**	(2)	(3)	(5)
Policyholder tax payable	**(451)**	167	(149)	18
Short term fluctuations	**(150)**	(33)	(82)	(115)
Profit before taxation	**848**	2,997	2,477	5,474
Tax on profit	**102**	(858)	(507)	(1,365)
Profit after taxation	**950**	2,139	1,970	4,109
Profit of disposal group classified as held for sale		4		4
Profit for the year	**950**	2,143	1,970	4,113
Attributable to:				
Parent company shareholders	**931**	2,114	1,931	4,045
Minority interests	**19**	29	39	68
	950	2,143	1,970	4,113

Summary Consolidated Balance Sheet

	As at 30.06.2008 £m	As at 30.06.2007 £m	As at 31.12.2007 £m
Assets			
Loans and advances to customers	**455,950**	395,210	430,007
Investment securities	**119,074**	120,864	128,398
Other assets	**106,380**	108,016	108,542
Total Assets	**681,404**	624,090	666,947
Liabilities			
Customer accounts	**258,130**	227,117	243,221
Debt securities in issue	**193,475**	181,477	206,520
Other borrowed funds	**26,084**	22,713	24,253
Other liabilities	**182,582**	170,902	170,719
Total Liabilities	**660,271**	602,209	644,713
Shareholders' Equity (excluding minority interests)	**20,100**	21,521	21,849
Minority interests	**1,033**	360	385
Shareholders' Equity	**21,133**	21,881	22,234
Total Liabilities and Shareholders' Equity	**681,404**	624,090	666,947

(1) Refer to Definition of Underlying on page 118.

(2) Excluding NFVA.

Retail

Underlying profit before tax in Retail decreased by 5% to £992m (H1 2007 £1,043m), largely reflecting the deterioration in the secured credit risk environment. Underlying operating profit before provisions was broadly in line with H1 2007 and 4% ahead of H2 2007, reflecting an improved net interest margin performance. Total income was broadly unchanged from the level of the previous two half years.

Underlying operating expenses continue to reflect the benefits of cost reduction initiatives and at £1,056m were just £3m higher year on year and £38m (3%) lower than in the second half of 2007.

Impairment losses increased by 6% to £722m (H1 2007 £678m) reflecting an increased charge in respect of secured loan impairments, offset by a reduction in the level of unsecured impairment losses.

Financial Performance

Income Statement	**Half year ended 30.06.2008 £m**	Half year ended 30.06.2007 £m	Half year ended 31.12.2007 £m	Year ended 31.12.2007 £m
Net interest income	**2,064**	2,087	2,012	4,099
Underlying non-interest income	**650**	630	674	1,304
Mortgages and Savings	**231**	256	232	488
Banking	**241**	220	251	471
Business Banking	**22**	20	21	41
Personal Loans	**48**	66	57	123
Credit Cards	**135**	116	129	245
Other	**20**	22	28	50
Fees and commission income	**697**	700	718	1,418
Fees and commission expense	**(74)**	(55)	(59)	(114)
Other operating income	**27**	14	17	31
Share of losses of associates and jointly controlled entities		(7)	(2)	(9)
Impairment on investment securities		(22)		(22)
Underlying net operating income	**2,714**	2,717	2,686	5,403
Underlying operating expenses	**(1,056)**	(1,053)	(1,094)	(2,147)
Staff	**(543)**	(524)	(562)	(1,086)
Accommodation, repairs and maintenance	**(4)**	(4)	(5)	(9)
Technology	**(26)**	(25)	(27)	(52)
Marketing and communication	**(93)**	(87)	(87)	(174)
Depreciation:				
Property and equipment and intangible assets	**(32)**	(37)	(33)	(70)
Other	**(19)**	(43)	(41)	(84)
Sub total	**(717)**	(720)	(755)	(1,475)
Recharges:				
Technology	**(120)**	(129)	(128)	(257)
Accommodation	**(145)**	(137)	(137)	(274)
Other shared services	**(74)**	(67)	(74)	(141)
Underlying operating profit before provisions	**1,658**	1,664	1,592	3,256
Impairment losses on loans and advances	**(722)**	(678)	(616)	(1,294)
Underlying operating profit	**936**	986	976	1,962
Non-operating income	**56**	57	30	87
Underlying profit before tax	**992**	1,043	1,006	2,049
Net interest margin	**1.62%**	1.73%	1.59%	1.66%
Impairment losses as an annualised % of average advances	**0.57%**	0.57%	0.49%	0.53%
Cost:income ratio	**38.9%**	38.8%	40.7%	39.7%
Loans and advances to customers	**£255.8bn**	£242.1bn	£253.4bn	£253.4bn
Risk weighted assets (Basel II)	**£71.5bn**		£67.9bn	£67.9bn
Customer deposits	**£160.0bn**	£151.3bn	£158.3bn	£158.3bn

Retail

Significant changes in the competitive landscape were evident in the first half of this year. The continued effect of the 2007 financial markets dislocation has contributed directly to a lower supply of mortgage funding (and, therefore, a smaller market) and to increased competition for deposits. In Mortgages our share of new lending was unchanged from the first half of 2007 which, after allowing for the smaller markets and repayments, resulted in a reduced level of net lending. Competition for new retail deposits has been strong. Whilst total balance growth was limited by this in the first quarter, our second quarter performance shows clear evidence of a return to a deposit growth trend. Bank Account and Credit Card sales are broadly in line with those achieved in H1 2007 whilst contraction in the consumer credit market, and our own risk appetite, has seen a commensurate reduction in new business written within our Personal Loan business.

Operating Income and Margin

Total net operating income was broadly unchanged at £2,714m (H1 2007 £2,717m) with net interest income slightly lower at £2,064m (H1 2007 £2,087m) and non-interest income 3% higher at £650m (H1 2007 £630m).

Notwithstanding the increased cost of both wholesale and retail funding, the net interest margin advanced to 1.62%, 3bps higher than the second half of 2007, reflecting the beneficial impact of higher pricing for both mortgage acquisition and retention.

Income from fees and commissions was broadly unchanged at £697m (H1 2007 £700m). Credit Card and Banking fee income both improved on the first half of 2007, the latter being driven by fee generation from our packaged current account product, launched in February 2007. The performance in other product areas was either unchanged or lower compared to the first half of 2007, the natural consequence of more subdued housing and consumer finance market activity.

The net interest margin improved by 3bps compared to the previous six month period with the key movements as follows:

Movement in margin	**Basis points**
Net interest margin for the half year ended 31 December 2007	159
Mortgages and Savings	1
Business Banking	(1)
Unsecured Lending	3
Net interest margin for the half year ended 30 June 2008	**162**

The increased marginal cost of new deposit flows reduced the Savings spread but this was more than offset by an improvement in the Mortgage spread. We increased the pricing on both acquisition and retention business to cover the increased cost of funds and to manage asset growth within our planned range. Approximately one-third of the mortgage portfolio is expected to re-price in 2008 due to new lending and the transfer of existing customers from maturing fixed and introductory rates to new products or to the standard variable rate. The spread on unsecured products increased by 3bps reflecting improved pricing.

Operating Expenses

In the first half of 2008 underlying operating expenses were broadly unchanged at £1,056m (H1 2007 £1,053m) and our cost:income ratio was stable at 38.9% (H1 2007 38.8%).

Credit Quality and Provisions

Against the background of a general deterioration in economic conditions, the credit quality of the Retail balance sheet remains strong. Whilst impaired loans increased to 2.88% (end 2007 2.59%) of closing advances, we continue to benefit from exceptionally strong asset cover, with 92.9% (end 2007 93.0%) of customer loans being secured on residential property.

Impairment losses as an annualised percentage of average advances were unchanged at 0.57% (H1 2007 0.57%). Total impairment losses increased by 6% to £722m (H1 2007 £678m). Secured impairment losses were £213m (H1 2007 (£12)m, H2 2007 £40m) with the charge for unsecured lending at £509m (H1 2007 £690m; H2 2007 £576m). Total provisions coverage of impaired loans decreased to 31% (end 2007 34%), reflecting a higher proportion of secured impaired loans. Provisions as a percentage of closing advances increased slightly to 0.90% (end 2007 0.89%).

Secured Impairments

Total impaired secured loans increased to £5,138m (end 2007 £4,234m), representing 2.16% (end 2007 1.80%) of closing advances. Mortgages in arrears (classified as 3 months or more in arrears) but not in possession increased to 1.95% (end 2007 1.67%) of closing advances.

Collateral within our mortgage portfolio remains strong with the average indexed Loan to Value (LTV) of the portfolio at 48% (end 2007 44%). 12% (end 2007 3.5%) of mortgages have an indexed LTV greater than 90% reflecting the decline in house prices. New lending during the first half of 2008 had an average LTV of 68% (2007 65%). In anticipation of the downturn, our approach in late 2007 and early 2008 was to tighten credit whilst supporting the key segments of the housing market. In the first half of 2008 we reduced the availability of higher LTV products especially in specialist markets. Our Buy to Let lending criteria have also been tightened to require higher rental cover. Business written in recent years has been subject to stringent affordability checks, including the assessment of customers' ability to pay at higher rates of interest.

Arrears	Cases 000s		Total Mortgage Cases %		Value of Debt £m[1]		Total Mortgage Balances %	
	30.06.2008	31.12.2007	**30.06.2008**	31.12.2007	**30.06.2008**	31.12.2007	**30.06.2008**	31.12.2007
Mainstream	**27.0**	26.3	**1.23**	1.16	**2,446**	2,274	**1.44**	1.33
Specialist[2]	**12.3**	9.3	**2.49**	1.97	**2,150**	1,627	**3.27**	2.59
Total	**39.3**	35.6	**1.46**	1.30	**4,596**	3,901	**1.95**	1.67

(1) Value of debt represents total book value of mortgages in arrears but not in possession.

(2) Specialist includes Buy To Let (BTL) where arrears cases, excluding repossessions, were 1.33% of total BTL mortgage cases at the end of June 2008 (Dec 2007 0.94%) and 1.73% of BTL mortgage balances (Dec 2007 1.28%). Self Certified arrears cases, excluding repossessions, were 3.22% of total Self Certified mortgage cases at the end of June 2008 (Dec 2007 2.51%) and 4.12% of value on Self Certified mortgage balances (Dec 2007 3.18%).

Consistent with general economic conditions, overall arrears have increased to a total of 1.95% of balances (end 2007 1.67%), similar to the levels experienced in mid 2006.

Arrears % of total mortgage debt	**30.06.2008 %**	31.12.2007 %	30.06.2007 %	31.12.2006 %	30.06.2006 %	31.12.2005 %
Mainstream	**1.44**	1.33	1.42	1.46	1.60	1.73
Specialist	**3.27**	2.59	2.59	2.40	2.82	3.26
Total	**1.95**	1.67	1.73	1.70	1.91	2.11

We have been operating successfully in the specialist markets for a number of years, targeting products with specific risk adjusted return requirements to meet identified customer needs. We keep our credit criteria and underwriting process under regular review. All applicants are subject to external bureaux checks to establish their previous credit performance and all are subject to assessment through bespoke scorecards. In addition, we assess ability to pay against defined affordability criteria. The level of arrears being experienced is within our risk based pricing assumptions.

The secured impairment charge as a percentage of average advances increased from a very low level to 0.09% (H1 2007 (0.01)%), with secured provisions as a percentage of closing advances also increasing to 0.21% (end 2007 0.14%). Our provisioning methodology recognises changes to impairment and loss trends which has resulted in a strengthening of the provisions coverage of impaired loans to 10% (end 2007 8%) to reflect this. The average LTV of the impaired mortgage portfolio increased to 63% (end 2007 57%) driven by negative house price inflation. The equivalent figures for impaired mainstream and specialist mortgages were 57% (end 2007 52%) and 71% (end 2007 66%) respectively.

Unsecured Impairments

We are not seeing any material stress in our impairment performance but, given the continuing deterioration of the external environment, some deterioration in the second half can be expected. Total impaired unsecured loans reduced to £2,222m (end 2007 £2,322m), representing 12.3% (end 2007 13.0%) of closing advances. Provisions as a percentage of closing advances decreased to 10.1% (end 2007 10.8%), with provisions coverage as a percentage of impaired loans remaining broadly unchanged at 82% (end 2007 83%).

Personal Loans

Impaired personal loans decreased to 14.4% of closing advances (end 2007 16.1%). Provisions as a percentage of closing advances decreased to 10.7% (end 2007 12.9%).

Credit Cards
Impaired loans increased to 15.6% of closing advances (end 2007 15.0%). Provisions as a percentage of closing advances increased to 13.9% (end 2007 13.1%). Stability in credit utilisation and overdrawn limits has been maintained. Roll rates reflect tightening of controls over repayment plans.

	30.06.2008	30.06.2007	31.12.2007
	%	%	%
Credit utilisation[1]	**27.0**	27.2	27.6
Overdrawn limits[2]	**6.9**	7.0	7.1
Arrears roll rates[3]	**66.2**	57.5	63.6

(1) percentage of total available credit lines that are drawn down excluding unutilised expired cards.
(2) percentage of accounts in excess of credit limit.
(3) percentage of credit card balances in arrears that have worsened in the period.

Bank Accounts
Impaired loans have decreased to 4.5% of closing advances (end 2007 5.0%). Provisions as a percentage of closing advances decreased to 3.7% (end 2007 4.1%).

Business Banking
Impaired loans were unchanged at 6.5% of closing advances (end 2007 6.5%) and provisions as a percentage of closing advances decreased to 3.2% (end 2007 3.6%).

Balance Sheet and Asset Quality Information	**As at 30.06.2008**	As at 30.06.2007	As at 31.12.2007
	£bn	£bn	£bn
Loans & advances to customers	**255.8**	242.1	253.4
Impairment provisions on advances	**2.3**	2.1	2.3
Loans & advances to customers before impairment provisions	**258.1**	244.2	255.7
Classification of advances*	**%**	%	%
Residential mortgages	**92.6**	92.4	92.6
Other personal lending:			
Secured Personal Loans	**0.3**	0.5	0.4
Unsecured Personal Loans	**3.6**	3.7	3.7
Credit cards	**2.8**	2.8	2.7
Banking	**0.7**	0.6	0.6
Total	**100.0**	100.0	100.0
Analysis of residential mortgages:	**%**	%	%
Mainstream balances	**72.1**	73.9	73.2
Specialist balances**	**27.9**	26.1	26.8
Total	**100.0**	100.0	100.0

* Before impairment provisions
** Comprising predominantly buy to let and self certificated mortgages

	As at 30.06.2008	As at 30.06.2007	As at 31.12.2007
Loan to value analysis of residential mortgage book	**%**	%	%
Less than 60% (averaging 24%, 30.06.07 28%, 31.12.07 28%)	**37.8**	46.4	46.7
60% to 70%	**14.5**	17.8	18.2
70% to 80%	**17.8**	19.2	18.3
80% to 90%	**17.9**	13.5	13.3
Greater than 90%	**12.0**	3.1	3.5
Total	**100.0**	100.0	100.0
Average loan to value:	**%**	%	%
Stock of residential mortgages	**48**	43	44
New residential lending	**68**	65	65
Impaired mortgages	**63**	55	57

Note: LTV analysis is based on indexed valuation for stock and valuation at inception for new loans.

Impaired loans*	**£m**	£m	£m
Secured	**5,138**	4,183	4,234
Unsecured	**2,222**	2,277	2,322
Total	**7,360**	6,460	6,556
Impaired loans as a % of closing advances	**%**	%	%
Secured	**2.16**	1.86	1.80
Unsecured	**12.28**	12.86	13.04
Total	**2.88**	2.67	2.59
Impairment provisions on advances	**£m**	£m	£m
Secured	**490**	340	330
Unsecured	**1,820**	1,740	1,919
Total	**2,310**	2,080	2,249
Impairment provisions as a % of closing advances	**%**	%	%
Secured	**0.21**	0.15	0.14
Unsecured	**10.06**	9.83	10.78
Total	**0.90**	0.86	0.89
Impairment provisions as a % of impaired loans	**%**	%	%
Secured	**10**	8	8
Unsecured	**82**	76	83
Total	**31**	32	34

* Before impairment provisions

Operational Performance

Lending Growth

In response to the prevailing market conditions and the continuing dislocation in financial markets, we have adopted a very cautious approach to asset growth. Overall, loans and advances grew by an annualised 2% to £255.8bn (end 2007 £253.4bn) with total unsecured product balances remaining relatively unchanged.

Mortgages

Market gross lending in the first half of 2008 is estimated at £151bn (H1 2007 £178bn), 15% lower than the same period last year. The lower gross market reflects the decline in the house purchase market, partially offset by a sustained remortgage market. The reduced market also reflects a lower supply of mortgage finance (especially by previous new entrants in specialist markets). The slowdown in the home mover market has resulted in a contraction in principal repaid to £122bn (H1 2007 £124bn). As a consequence of these factors, the net market has fallen to an estimated £29bn (H1 2007 £54bn).

Retail

Our gross lending in the first half of 2008 was £28bn (H1 2007 £34bn), an estimated gross market share of 19% (H1 2007 19%). Within this, we have pursued a strategy of supporting the housing market, attracting a greater proportion of house purchase applications than the market average and consequently reducing the remortgage proportion of our total lending, compared to the market. Our overall market share of principal repaid in H1 2008 is estimated at 22% (H1 2007 24%), consistent with the performance in H2 2007. Net lending in the first half of 2008 was £2bn (H1 2007 £4bn). The net lending share is estimated at 7% (H1 2007 8%) broadly in line with the previous year. Our stock of mortgage assets ended the period at £237bn (end 2007 £235bn), representing an estimated market share of 20% (end 2007 20%).

Unsecured Personal Loans
Gross lending in the Unsecured Personal Loan market has shown an 8% contraction year-on-year. In this environment we have continued the cautious approach adopted in recent years and have selectively tightened risk criteria, focusing on existing customers with known behaviour, credit history and other product relationships. We have progressively improved margins during the first half of 2008 with the margin improvement seen across all acquisition channels. Balances have reduced by 3% to £6.4bn (end 2007 £6.6bn), with the market share remaining at 10%.

Credit Cards
Our appetite for credit card lending remains cautious. In the first half of 2008, we acquired 324,000 new credit cards (396,000 including those acquired through our joint venture partners), representing an estimated market share of 12%. We have continued our focus on acquiring higher quality credit card business, and we are experiencing improved usage and retention from new customers. We have also maintained our policy to tighten credit availability to existing customers, and have further tightened our debt-to-income thresholds in recognition of the harsher economic conditions. Balances outstanding at the end of June were £6.7bn (end 2007 £6.8bn).

Retail Savings
Despite the strong competition throughout the first half of 2008, our market-leading position remains unchanged, with a share of Household Sector Liquid Assets of 15.4% (end 2007 15.6%).

Bank Accounts
The Ultimate Reward Current Account, launched in 2007 offering a package of benefits in return for a monthly fee now accounts for 4% of our full facilities current account stock. In the first half, new bank accounts acquired totalled 478,000 (H1 2007 516,000). Of these, 77% (H1 2007 77%) are full facilities current accounts. Our estimated market share of new current accounts is 21% (H1 2007 24%).

HBOS is one of eight banking groups involved in a test case to resolve legal uncertainties concerning the fairness and lawfulness of unarranged overdraft charges. The first hearing in the test case took place in January and February 2008. The judgement in relation to this hearing found that the banks' current terms and conditions relating to unarranged overdraft charges are not penalties. It did, however, find that they can be assessed for fairness under the Unfair Terms in Consumer Contracts Regulations 1999, although the Judge has given the banks permission to appeal that decision. This appeal is expected to take place in autumn 2008.

A further hearing took place in early July 2008, at which the Court was asked to consider whether terms and conditions previously used by the Test Case banks are capable of being penalties. The judgement is awaited. Depending on the outcome of the appeal and the further hearing that took place in July 2008, another hearing may be required in order for the Court to determine the fairness of the charges.

Business Banking
Business banking continues to attract quality SME Switchers. During the first half of 2008 strong growth has been achieved with 7,350 (H1 2007 7,300) switchers moving to HBOS, whilst growing income by 6% on the first half of 2007.

Retail

Prospects
The economic outlook is clearly challenging with rising fuel and utility prices increasing affordability stretch. The reduced supply of mortgage finance and generally less benign prospects for the economy are continuing to contribute to lower levels of housing transactions and falling house prices.

In this environment, we will continue to favour profitable mortgage lending over market share and will maintain our cautious approach to growth in Credit Cards and Unsecured Personal Loans. We expect to grow deposits faster than assets and expect to build on the strong first half performance of our Banking business.

We have adjusted our asset pricing to cover the higher cost of wholesale and retail funding and have delivered a stable net interest margin with the potential for further improvement. Our margin performance, together with tight cost control will continue to underpin pre-provisioning profitability.

Corporate

Underlying profit before tax in Corporate decreased to £753m (H1 2007 £1,243m). Net operating income decreased by 15% to £1,626m (H1 2007 £1,914m) reflecting lower revenues from our investment portfolio partially offset by higher net interest income. Impairment losses on loans and advances increased to £469m (H1 2007 £235m).

Loans and advances to customers increased by an annualised 14% to £116.9bn (2007 £109.3bn), as a consequence of the pipeline of business at the end of 2007, lower levels of refinancing and reduced activity in the syndications market. Lending growth is, however, being slowed and we expect to end the year, as a whole, with mid single digit growth in assets.

Financial Performance

Income Statement	**Half year ended 30.06.2008 £m**	Half year ended 30.06.2007 £m	Half year ended 31.12.2007 £m	Year ended 31.12.2007 £m
Underlying net interest income	**1,140**	992	1,069	2,061
Underlying non-interest income	**486**	922	824	1,746
Commitment fees	**46**	29	34	63
Guarantee fees	**16**	12	13	25
International fees	**8**	8	8	16
Transaction fees	**30**	30	29	59
Underwriting fees	**24**	87	42	129
Other	**87**	77	63	140
Fees and commission income	**211**	243	189	432
Fees and commission expense	**(13)**	(17)	(15)	(32)
Profit on sale of investment securities	**88**	253	210	463
Operating lease rental income	**659**	646	661	1,307
Other operating income	**225**	187	167	354
Share of (losses)/profits of associates and jointly controlled entities	**(34)**	108	124	232
Operating lease depreciation	**(505)**	(493)	(480)	(973)
Impairment on investment securities	**(145)**	(5)	(32)	(37)
Underlying net operating income	**1,626**	1,914	1,893	3,807
Underlying operating expenses	**(404)**	(436)	(449)	(885)
Staff	**(209)**	(259)	(248)	(507)
Accommodation, repairs and maintenance	**(2)**	(3)	(3)	(6)
Technology	**(9)**	(8)	(8)	(16)
Marketing and communication	**(16)**	(16)	(19)	(35)
Depreciation:				
Property and equipment and intangible assets	**(23)**	(23)	(22)	(45)
Other	**(67)**	(52)	(73)	(125)
Sub total	**(326)**	(361)	(373)	(734)
Recharges:				
Technology	**(25)**	(26)	(25)	(51)
Accommodation	**(30)**	(27)	(26)	(53)
Other shared services	**(23)**	(22)	(25)	(47)
Underlying operating profit before provisions	**1,222**	1,478	1,444	2,922
Impairment losses on loans and advances	**(469)**	(235)	(367)	(602)
Underlying profit before tax	**753**	1,243	1,077	2,320
Net interest margin	**1.96%**	2.12%	2.01%	2.06%
Impairment losses as an annualised % of average advances	**0.83%**	0.51%	0.71%	0.61%
Cost:income ratio	**24.8%**	22.8%	23.7%	23.2%
Loans and advances to customers	**£116.9bn**	£95.8bn	£109.3bn	£109.3bn
Risk weighted assets (Basel II)	**£172.4bn**		£163.4bn	£163.4bn
Customer deposits	**£44.7bn**	£41.9bn	£44.1bn	£44.1bn

Operating Income and Margins
Underlying net operating income decreased by 15% to £1,626m (H1 2007 £1,914m). Underlying net interest income increased by 15% to £1,140m (H1 2007 £992m) and underlying non-interest income decreased by 47% to £486m (H1 2007 £922m).

New lending pricing has improved as competition in the market has lessened and significant pricing uplift is being achieved on the component of the book (c. 20%) that is available for repricing in any given year. However, slower churn of the back book impacting the timing of fee recognition and higher funding costs have exerted downward pressure on margins.

Movement in margin	**Basis points**
Net interest margin for the half year ended 31 December 2007	201
Lending	8
Fee recognition	(11)
Deposits	(5)
Capital Earnings	3
Net interest margin for half year ended 30 June 2008	**196**

Net fees and commission income decreased by 12% to £198m (H1 2007 £226m) mainly arising from lower underwriting fees. Corporate investment portfolio revenues (i.e. profits on the sale of investment securities, other operating income, share of profits of associates and jointly controlled entities, less impairment on investment securities) decreased to £134m (H1 2007 £543m).

Profits on the sale of investment securities decreased to £88m (H1 2007 £253m), reflecting fewer significant exits under current market conditions, and reduced income from the investment portfolio. Other operating income increased to £225m (H1 2007 £187m), reflecting the fair value uplift on Infrastructure equity investments, offset by lower realisations from our Joint Venture portfolio. Losses from associates and jointly controlled entities were £(34)m (H1 2007 £108m) due to weaker trading performance. Impairment on investment securities increased to £145m (H1 2007 £5m). As at 30 June 2008, the book value of the investment portfolio was £4.9bn (end 2007 £4.2bn) and unrealised gains in the investment portfolio, taken through equity in the Available For Sale ('AFS') reserve, remain broadly unchanged from the end of the year.

Operating Expenses
The cost:income ratio is 24.8% (H1 2007 22.8%). Our continued focus on cost discipline has mitigated the impact of the reduction in net operating income. Underlying operating expenses decreased by 7% to £404m (H1 2007 £436m) reflecting lower levels of performance based remuneration.

Credit Quality and Provisions
Impaired loans as a percentage of advances increased to 1.82% (end 2007 1.39%), reflecting the current economic slowdown. Impairment losses increased to £469m (H1 2007 £235m) and as an annualised percentage of average advances moved to 0.83% (H1 2007 0.51%, H2 2007 0.71%). Impairment provisions as a percentage of impaired loans reduced to 44% (end 2007 53%).

Credit conditions are deteriorating as the economic environment weakens. In terms of commercial property investment, lending to this sector is based primarily on the quality and diversity of tenant covenants and cashflows and we have very limited evidence to date of rising tenant defaults. However, in respect of our traditional commercial lending, we are now seeing some signs of the slowdown impacting our customers, which has led to increased impairment losses.

Balance Sheet and Asset Quality Information	**As at 30.06.2008**	As at 30.06.2007	As at 31.12.2007
Loans and advances to customers	**£116.9bn**	£95.8bn	£109.3bn
Impairment provisions on advances	**£0.9bn**	£0.7bn	£0.8bn
Loans and advances to customers before impairment provisions	**£117.8bn**	£96.5bn	£110.1bn
Classification of advances*:	**%**	%	%
Agriculture, forestry and fishing	**1**	1	1
Energy	**2**	2	2
Manufacturing industry	**4**	5	4
Construction and property:			
Property investment	**20**	19	19
Property development	**7**	6	6
Housing associations	**3**	2	3
Housebuilders	**3**	2	3
Other property	**7**	6	6
Hotels, restaurants and wholesale and retail trade	**11**	10	11
Transport, storage and communication	**6**	8	6
Financial	**5**	6	5
Other services	**11**	12	13
Individuals	**2**	3	2
Non-UK residents	**18**	18	19
	100	100	100
Impaired loans*	**£m**	£m	£m
Impaired loans no loss(1)	**1,905**	982	1,648
Impaired loans with loss	**2,131**	1,518	1,517
	4,036	2,500	3,165
Impaired loans with loss as a % of closing advances	**1.82%**	1.58%	1.39%
Impairment provisions	**£941m**	£748m	£802m
Impairment provisions as a % of closing advances	**0.80%**	0.78%	0.73%
Impairment provisions as a % of impaired loans with loss	**44%**	49%	53%

* Before impairment provisions.

(1) Loans categorised as impaired no loss represent loans that have been individually assessed as having impairment characteristics but where we expect, after taking into consideration collateral and other credit enhancements, full recovery of both interest and capital. As we have progressed our Basel II project we have refined the categorisation of assets as reflected in the year on year increase.

Operational Performance

During the first half of 2008, we have set in train a strategy of slower and highly selective growth, continuing to concentrate on markets where we have real expertise and can generate superior returns. Assets continue to be originated on the basis that we are comfortable to hold them on the balance sheet in their entirety, although a proportion of debt or equity positions may be sold down to other market participants if market conditions are supportive.

As a result, however, of a significant pipeline of business at the end of 2007 and limited activity in the syndications market, pre-sell down lending increased by an annualised 17% and post-sell down lending increased by an annualised 14% in the half year. However, asset growth is now being slowed and for the year as a whole is projected to be in mid single digits.

Lending and investment in the housebuilding sector at the end of June 2008 totalled £4.1bn (end 2007 £4.0bn), of which £3.5bn was provided in senior debt, £0.2bn in mezzanine, £0.3bn in loan stock and £0.1bn in equity finance. There are signs of stress in the housebuilding sector, however our housebuilder exposure is mainly to niche sections of the market (including retirement housing, the affluent, urban regeneration and social housing) rather than volume led operators. At this point in the cycle, whilst housebuilder earnings are projected to fall, thereby impacting interest cover, debt safety is underpinned by collateral, including landbanks.

Corporate

Customer deposits have increased to £44.7bn (end 2007 £44.1bn) and are expected to increase further during the rest of the year on the back of new initiatives.

Our business is organised according to the following asset classes:

Real Estate
Real Estate accounts for 29% (end 2007 29%) of our advances to customers and operates mainly in the property investment, property development and house building sectors. As UK property values have weakened, we have been selective when considering new business, focusing primarily on long standing proven relationships. Our commercial real estate exposures are underwritten primarily against the quality of the tenant covenant, which include strong underlying cash flows of the businesses to which we have lent, and in addition are typically secured through the senior charge on property. Our business is well spread across the UK, and lending margins continue to improve.

Commercial
Commercial is our traditional lending business and accounts for 23% (end 2007 24%) of our advances to customers. The principal focus is relationship banking with UK businesses whose annual turnover is greater than £1m. During the first half of 2008, we have continued to develop our operating model, which has entailed a much more focused approach to building full banking relationships. Our strategy has been supported by the launch of a series of innovative and competitive banking products which serve as a key differentiator in the market place. The 2007 Entrepreneur Challenge was a huge success and is being repeated in 2008 with over 80% more applicants this year. This competition provides direct access to some of the most exciting and aspirational entrepreneurs across the UK, a market niche in which Bank of Scotland is highly regarded. These innovative approaches to the market will enable us to grow and continue to challenge the incumbent banks in England and Wales.

Specialised Industry Finance ('SIF')
This part of our business accounts for 16% (end 2007 16%) of advances to customers and consists of five discrete asset classes: Housing Finance, Infrastructure Finance, Energy, Telecoms & Media and Transport. Our businesses performed well for the first half of 2008, in a difficult market environment. Critical to this has been our ability to deliver a coherent service offering to customers, through bespoke products and a dedicated team of professionals with the appropriate track record and experience of the industry.

Joint Ventures
Joint Ventures accounts for 14% (end 2007 13%) of our advances to customers. Some 70% of this portfolio relates to transactions with UK based associate and joint venture companies and 30% to Europe. The underlying industry sectors are predominantly property based and include housebuilders and hotels. For the first half of 2008, the trading and credit performance has been impacted by underlying economic conditions. Our property exposures continue to see no notable deterioration in occupancy rates both in the UK and Europe.

Integrated, Structured & Acquisition Finance ('ISAF')
ISAF accounts for 13% (end 2007 12%) of our advances to customers. It includes a portfolio of leveraged buy-out transactions ('LBOs') where a private equity house acquires control of an existing business. The first half of 2008 has been characterised by much reduced deal volumes across the private equity community in the UK and continental Europe. We have continued to support key private equity house customers with strong track records, in selected transactions, with a reduced quantum of underwriting. Our drawn LBO portfolio debt totalled £7.1bn (end 2007 £6.0bn) with undrawn facilities totalling £1.6bn (end 2007 £1.3bn). It is well spread geographically and by industry. 70% of the portfolio arises from transactions based in the UK, with 30% based in continental Europe. Within the portfolio credit quality has been satisfactory, reflecting the quality of the underlying deals. Impairment provisions totalled £52m (end 2007 £34m), 0.73% (end 2007 0.56%) as a percentage of drawn debt. Our integrated finance business, which has also been less active, nevertheless has made three new investments in the first half of 2008. Investment realisations have also been slower although these have been partially offset by dividend income from our investments.

Asset Solutions
Assets Solutions accounts for 5% (end 2007 6%) of our advances to customers. The Asset Solutions businesses operate mainly in the high volume/low value sectors utilising a number of routes to market and a variety of specific products. In the current climate the recent focus has been on increasing margins to generate an improved return on capital.

Corporate

Prospects

The dislocation in world wide financial markets is expected to continue to shape our UK and European markets in 2008 and reduce the supply of credit. We have adopted a cautious approach to lending and as a result, asset growth is now being slowed. Better pricing is being achieved for both new lending and the renewal of existing assets.

Our plans anticipate a worsening in the economic environment, resulting in higher impairment charges. In a slower growth environment we have also planned for lower returns from our investment portfolio. The cost base continues to be reviewed in recognition of the difficult business environment.

Insurance & Investment

Underlying profit before tax in Insurance & Investment increased by 27% to £402m (H1 2007 £316m). General Insurance profit increased by 64% to £176m (H1 2007 £107m), in part, reflecting the flood claims in the first half of 2007. Investment profit increased by 8% to £226m (H1 2007 £209m), reflecting benefits of actual versus expected experience.

On the Full Embedded Value ('EV') basis, underlying profit before tax in Insurance & Investment was £518m (H1 2007 £452m), £116m (H1 2007 £136m) higher than reported under IFRS. Full EV balance sheet embedded value, net of tax for the UK Investment Business was £6,845m (end 2007 £6,794m) and was £2,641m (end 2007 £2,724m) higher than reported under IFRS.

In the first half of 2008, the division paid dividends of £365m to Group (Full year 2007 £312m).

General Insurance ('GI') sales increased by 3% to £892m GWP (H1 2007 £868m) with strong growth in Motor (up 43%) and Household (up 7%) offsetting a fall in Repayment insurance sales. Investment sales fell by 5% to £7,201m PVNBP (H1 2007 £7,574m) reflecting the impact of volatile markets on investor confidence. However, net fund flows increased by 33%, to £1.2bn, as a result of reductions in the level of lapses. Underlying operating expenses increased by 11% reflecting significant marketing spend to support growth in our Motor business, excluding which, expenses were in line with the first half of 2007.

Financial Performance

Income Statement	**Half year ended 30.06.2008 £m**	Half year ended 30.06.2007 £m	Half year ended 31.12.2007 £m	Year ended 31.12.2007 £m
Net interest expense	**(52)**	(50)	(48)	(98)
Underlying non-interest income	**910**	775	816	1,591
Fees and commission income	**(12)**	30	61	91
Fees and commission expense	**(390)**	(412)	(394)	(806)
Change in value of in-force long term assurance business	**201**	124	(204)	(80)
Net income from long term business	**555**	549	897	1,446
Investment earnings on surplus assets attributable to shareholders using long term assumptions	**68**	54	61	115
Net earned premiums on GI Contracts	**578**	631	616	1,247
Net GI claims incurred and net change in GI contract liabilities	**(147)**	(246)	(263)	(509)
Investment and other operating income in GI	**41**	42	47	89
Share of profits/(losses) of associates and jointly controlled entities	**16**	3	(5)	(2)
Underlying net operating income	**858**	725	768	1,493
Underlying operating expenses	**(456)**	(409)	(440)	(849)
Staff	**(199)**	(179)	(217)	(396)
Accommodation, repairs and maintenance	**(10)**	(10)	(10)	(20)
Technology	**(17)**	(19)	(23)	(42)
Marketing and communication	**(73)**	(23)	(24)	(47)
Depreciation:				
Property and equipment and intangible assets	**(24)**	(29)	(28)	(57)
Other	**(85)**	(95)	(79)	(174)
Sub total	**(408)**	(355)	(381)	(736)
Recharges:				
Technology	**(20)**	(23)	(25)	(48)
Accommodation	**(18)**	(18)	(17)	(35)
Other shared services	**(10)**	(13)	(17)	(30)
Underlying profit before tax	**402**	316	328	644
Underlying profit before tax (IFRS basis)	**402**	316	328	644
Additional contribution from new business	**218**	255	202	457
Lower contribution from existing business	**(102)**	(123)	(94)	(217)
Additional investment earnings on net assets		4	(4)	
Increase in underlying profit before tax	**116**	136	104	240
Underlying profit before tax (Full EV basis)	**518**	452	432	884

General Insurance Business

Financial Performance

General Insurance profit increased by 64% to £176m (H1 2007 £107m) reflecting strong growth in Household Insurance profit driven by higher sales, robust claims management and lower weather related claims offset in part by an additional marketing spend in our Motor business to drive sales momentum. The H1 2007 result includes £60m of claims incurred in respect of the severe flooding in June 2007.

Underlying non-interest income increased by 69% to £283m (H1 2007 £167m), with income in the first half of 2007 reduced by the cost of the June floods. Underlying operating expenses increased by 65% to £117m (H1 2007 £71m) which included the marketing spend in our Motor business. Excluding this marketing spend, underlying operating expenses were broadly in line with the first half of 2007.

Income Statement	**Half year ended 30.06.2008 £m**	Half year ended 30.06.2007 £m	Half year ended 31.12.2007 £m	Year ended 31.12.2007 £m
Net interest income	**10**	11	12	23
Underlying non-interest income	**283**	167	191	358
Fees and commission income	**19**	21	20	41
Fees and commission expense	**(224)**	(288)	(230)	(518)
Net earned premiums on GI contracts	**578**	631	616	1,247
Change in value of in-force long term assurance business	**4**	6	10	
Investment and other operating income	**41**	42	47	89
Net claims incurred	**(190)**	(277)	(164)	(441)
Net change in insurance contract liabilities	**43**	31	(99)	(68)
Share of profits/(losses) of associates and jointly controlled entities	**16**	3	(5)	(2)
Underlying net operating income	**293**	178	203	381
Underlying operating expenses	**(117)**	(71)	(78)	(149)
Underlying profit before tax	**176**	107	125	232

Operational Performance

General Insurance sales increased by 3% to £892m (H1 2007 £868m). Both Motor (up 43%) and Household (up 7%) delivered strong performances partly offset by lower sales in Repayment Insurance (down 13%).

	Gross Written Premiums (GWP)			
	Half year ended 30.06.2008 £m	Half year ended 30.06.2007 £m	Half year ended 31.12.2007 £m	Year ended 31.12.2007 £m
Household	**277**	260	289	549
Repayment:				
1st party	**233**	254	247	501
3rd party	**149**	186	159	345
Motor	**218**	152	183	335
Other	**15**	16	15	31
Total	**892**	868	893	1,761

Household Insurance

Our household business has had a strong first half, and is the main driver of overall profit growth. Growing our household share remains an important strategic priority allowing us to leverage both our strong UK Retail customer base and our market leading mortgage franchise. Notwithstanding competitive market conditions, we have increased GWP by 7% to £277m (H1 2007 £260m), with particularly strong premium growth from our retail network with GWP up 17% to £92m and with business sold through the telephone and internet up 12% to £80m GWP.

Insurance & Investment

We continue to build on the highly successful promotions of 2007 and have recently launched our Thank You Bonus offering – a compelling proposition which gives £50 back to every new customer at inception and on subsequent renewal (subject to no claims). In addition to driving new business volumes these propositions also drive better business retention by incentivising customers to renew. Growth in sales and a focus on retention at renewal has seen our stock of policies increase by 11% to 3.0m (H1 2007 2.7m).

The household insurance loss ratio fell to 46% (H1 2007 52%), excluding the impact of the 2007 floods, reflecting favourable claims experience and an efficient claims management approach. The strength of our claims management and customer service is demonstrated by the fact that, one year on from the severe flooding of June and July 2007, over 95% of the 1,400 Halifax claimants who had to go into alternative accommodation were back in their homes, which we believe to be ahead of the industry average.

Repayment Insurance

Sales of Repayment Insurance fell by 13% to £382m GWP (H1 2007 £440m), with first party sales to Group customers reducing by 8% to £233m (H1 2007 £254m). The uncertainty surrounding the Competition Commission (CC) investigation and negative media commentary continued to impact sales volumes in the first half, as have lower lending volumes reflecting our reduced risk appetite at this stage in the economic cycle.

Following referral from the Office of Fair Trading, the CC has been reviewing the repayment insurance (otherwise known as Payment Protection Insurance – PPI) market. On 5 June 2008, the CC published its provisional findings, which identified adverse effects on competition, and included a menu of potential remedies. We believe many of the remedies could improve customer searching and enable switching, but some, if eventually enacted, could result in lower levels of protection for UK consumers. The findings are provisional and the ultimate remedies and impacts are unknown and may change. The Group will continue to work constructively with the CC to demonstrate the value of PPI products; specifically, to highlight the importance of being able to offer customers appropriate insurance products at a time when they are taking on increased financial commitments and the unintended consequences on the market and customers arising from some of the potential remedies.

Motor Insurance

Sales of Motor Insurance through our esure joint venture increased by 43% to £218m GWP (H1 2007 £152m). This exceptional performance reflects the strength of the brand portfolio, supported by the additional spend which will fund incremental marketing and new business acquisition activity in 2008 and 2009. An increasing proportion of sales across the industry are through the internet, which provides significant opportunities given our strength in this channel.

Investment Business

Financial Performance

Underlying profit before tax in the Investment Business increased by 8% to £226m (H1 2007 £209m), despite very challenging market conditions, reflecting the emergence of in-force profits. On a Full EV basis, profit fell slightly, by 1%, to £342m (H1 2007 £345m) due to lower new business volumes in the first half of 2008 partly offset by a growing contribution from existing business.

Underlying non-interest income increased by 3% to £627m (H1 2007 £608m) whilst underlying operating expenses of £339m (H1 2007 £338m) remained stable.

New business margins, which are disclosed in detail in the Supplementary EV Information section on page 208, decreased to 3.0% (H1 2007 3.5%, H2 2007 3.1%) of Present Value of New Business Premiums ('PVNBP', calculated as new single premiums plus the expected present value of new annual premiums) but remain strong relative to our competitors. This fall was driven by changes in sales mix, principally due to lower sales of single premium bonds.

Income Statement	**Half year ended 30.06.2008 £m**	Half year ended 30.06.2007 £m	Half year ended 31.12.2007 £m	Year ended 31.12.2007 £m
Net interest expense	**(62)**	(61)	(60)	(121)
Debt financing costs	**(66)**	(64)	(64)	(128)
Other net interest income	**4**	3	4	7
Underlying non-interest income	**627**	608	625	1,233
Fees and commission income	**(31)**	9	41	50
Fees and commission expense	**(166)**	(124)	(164)	(288)
Change in value of in-force long term assurance business	**201**	120	(210)	(90)
Net income from long term business	**555**	549	897	1,446
Investment earnings on surplus assets attributable to shareholders using long term assumptions	**68**	54	61	115
Underlying net operating income	**565**	547	565	1,112
Underlying operating expenses	**(339)**	(338)	(362)	(700)
Core operating expenses	**(289)**	(276)	(318)	(594)
Development expenditure	**(30)**	(38)	(29)	(67)
Overheads associated with development activity	**(20)**	(24)	(15)	(39)
Underlying profit before tax	**226**	209	203	412
Underlying profit before tax (IFRS basis)	**226**	209	203	412
Additional contribution from new business	**218**	255	202	457
Lower contribution from existing business	**(102)**	(123)	(94)	(217)
Additional investment earnings on net assets		4	(4)	
Increase in underlying profit before tax	**116**	136	104	240
Underlying profit before tax (Full EV basis)	**342**	345	307	652

Under IFRS, the main UK banks account for insurance contracts (i.e. investment business which carries significant insurance risk as well as 'with-profit' contracts) on an embedded value ('EV') basis, whereas investment contracts (i.e. investment business which does not carry significant insurance risk) are accounted for under IAS 39. Consequently, on an IFRS basis the Income Statement incorporates two very different profit recognition patterns depending on the nature of the contract. The table overleaf sets out the contribution from each type of contract.

	Half year ended 30.06.2008 £m	Half year ended 30.06.2007 £m	Half year ended 31.12.2007 £m	Year ended 31.12.2007 £m
Contribution from insurance contracts	**322**	306	273	579
Contribution from investment contracts	**20**	29	38	67
Development expenditure	**(30)**	(38)	(29)	(67)
Overheads associated with development activity	**(20)**	(24)	(15)	(39)
Debt financing cost	**(66)**	(64)	(64)	(128)
Underlying profit before tax	**226**	209	203	412

Insurance Contracts (accounted for on an EV basis)
The contribution from insurance contracts increased by 5% to £322m (2007 £306m). Lower sales of bonds through our bancassurance channel is reflected in the lower profit contribution from new insurance contract business offset by a higher than expected contribution from the existing book. Actual vs expected experience was £72m (H1 2007 £34m) including an element of accelerated profit benefit (£63m) arising from enhancements to our intermediary bond proposition, which has resulted in these contracts being transferred from investment contracts to insurance contracts. Other favourable experience, totalling £60m, from the benefits of actuarial modelling enhancements and positive experience on expenses and mortality, has been offset by adverse persistency experience of £51m (H1 2007 £51m). Although the adverse impact of persistency experience on the contribution from insurance contracts is in line with the first half of 2007, we have seen improvements in overall persistency experience (across insurance and investment contracts), relative to 2007, despite volatile market conditions. The H1 2007 result benefited from the positive impact of changes to non-unit reserving due to the FSA Policy Statement PS06/14 (£40m).

	Half year ended 30.06.2008 £m	Half year ended 30.06.2007 £m	Half year ended 31.12.2007 £m	Year ended 31.12.2007 £m
Contribution from existing business:				
Expected contribution	**79**	76	86	162
Actual vs expected experience	**72**	34	(1)	33
	151	110	85	195
Contribution from new business	**103**	142	127	269
Investment earnings on surplus assets attributable to shareholders using long term assumptions	**68**	54	61	115
Contribution from insurance contracts	**322**	306	273	579

Investment Contracts (accounted for on an IAS 39 basis)
Under IAS 39, profit recognition on investment contracts is deferred to later years with a loss typically recorded in the year of sale, often referred to as "new business strain". The emergence of profit from our in-force book exceeded the new business strain, resulting in a net positive contribution from investment contracts of £20m (2007 £29m). The contribution from existing business fell 5% to £146m (2007 £153m), reflecting lower investment market levels which result in lower annual management charges, and the impact of transferring certain intermediary bond business to insurance contracts.

	Half year ended 30.06.2008 £m	Half year ended 30.06.2007 £m	Half year ended 31.12.2007 £m	Year ended 31.12.2007 £m
Contribution from existing business	**146**	153	135	288
Contribution from new business	**(126)**	(124)	(97)	(221)
Contribution from investment contracts	**20**	29	38	67

Full EV Basis Supplementary Information

To assist in the understanding of the underlying performance and value generation of the Investment Business, supplementary information is set out on pages 205 to 208, providing Income Statement and Balance Sheet information for our UK Investment Business on a consistent EV accounting basis for both insurance and investment contracts. We refer to this basis as the 'Full EV' basis.

Operational Performance

Investment sales measured by PVNBP, on a comparable basis, fell by 5% to £7,201m (H1 2007 £7,574m). H1 2007 reported sales included £707m PVNBP in respect of our Guaranteed Growth Bond ('GGB') product which we no longer sell given its relatively low profitability and as we focus on driving deposits into our banking business. All commentary will focus on sales trends excluding GGB, in order to ensure comparability between reporting periods.

Overall sales performance reflects the benefits of our multi-channel model with Intermediary sales up 13%, Wealth Management up 1% and Bancassurance sales (which are often to "first-time" investors) down 18%. However, net fund flows increased strongly, up 33%, to £1.2bn (H1 2007 £0.9bn), as a result of reduced lapses.

Along with the rest of the industry, we continue to see volatile markets and economic uncertainty leading many investors to defer investments in equity-based products. Nevertheless, we remain confident about the longer term prospects for the Investment sector.

Investment Sales	**Half year ended 30.06.2008**			Half year ended 30.06.2007		
	Single £m	**Annual £m**	**PVNBP* £m**	Single £m	Annual £m	PVNBP* £m
Investment Bonds	**2,654**	**5**	**2,696**	3,394	4	3,437
Individual Pensions	**1,401**	**122**	**1,945**	1,393	115	1,882
Group Pensions	**21**	**55**	**289**	49	52	304
Annuities	**185**		**185**	167		167
Protection	**2**	**26**	**106**	2	23	88
Mutual Funds	**1,284**	**167**	**1,980**	945	144	1,696
Total exc GGB	**5,547**	**375**	**7,201**	5,950	338	7,574
GGB				707		707
Total inc GGB	**5,547**	**375**	**7,201**	6,657	338	8,281
Bancassurance	**2,083**	**220**	**3,070**	2,753	193	3,735
Intermediary	**1,803**	**100**	**2,283**	1,528	99	2,012
Wealth Management	**1,661**	**55**	**1,848**	1,669	46	1,827
Total exc GGB	**5,547**	**375**	**7,201**	5,950	338	7,574
Insurance Contracts**	**2,145**	**32**	**2,280**	2,238	31	2,385
Investment Contracts**	**3,402**	**343**	**4,921**	3,712	307	5,189
Total exc GGB	**5,547**	**375**	**7,201**	5,950	338	7,574

* PVNBP is the present value of new business premiums. It equals new single premiums plus the expected present value of new annual premiums.

** Insurance contracts include £721m PVNBP in respect of business which has been transferred from investment contracts and so was recorded as investment contract sales in 2007 (H1 2007 £570m PVNBP).

Movement in assets under management

The following table analyses the movement in assets under management.

	Half year ended 30.06.2008 £bn	Half year ended 30.06.2007 £bn	Year ended 31.12.2007 £bn
Opening assets under management *	**82.2**	77.4	77.4
Premiums (new and existing business)	**6.1**	6.5	12.9
Maturities & claims	**(0.8)**	(0.9)	(2.1)
Lapses (i.e. surrenders and repurchases)	**(4.1)**	(4.7)	(9.1)
Net inflow of business	**1.2**	0.9	1.7
Investment return (net of charges)	**(6.4)**	2.1	3.1
(Decrease)/increase in assets under management	**(5.2)**	3.0	4.8
Closing assets under management	**77.0**	80.4	82.2
Lapse rate (lapses as % of average assets)	10%	12%	11%

* The table has been restated to exclude the impacts of GGB business.

Assets under management fell by £5.2bn (6%) to £77.0bn reflecting investment market trends in H1 2008. Net inflows were up 33% at £1.2bn (H1 2007 £0.9bn) due to lower lapses in 2008. Premiums fell by 6% to £6.1bn (H1 2007 £6.5bn). Lapse rates improved to 10% as the absolute level of lapses reduced. Market uncertainty has continued to create upward pressure in terms of surrender activity and the overall reduction in lapse levels reflects the success of our retention initiatives.

Bancassurance

Sales through the Bancassurance channel fell by 18% to £3,070m PVNBP (H1 2007 £3,735m). This channel has been most impacted by the difficult market conditions. Despite this, we remain clear market leader.

Bond sales (down 42% to £1,197m) have been particularly affected by market conditions, alongside legislative changes to both capital gains tax and inheritance tax. However, mutual fund sales increased by 8% to £1,224m, reflecting a highly successful ISA season (up 31%) which saw our market share increase from 7% to 11% in the first quarter of the year.

Notwithstanding market conditions, we continue to grow our adviser numbers to position ourselves for future sales growth. Branch-based PFAs (Personal Financial Advisers) increased to 1,041 (end 2007 1,007) whilst BOSIS Client Manager numbers rose from 282 at the end of 2007 to 318.

Bancassurance margins remain very strong at 3.9% of PVNBP (H1 2007 4.1%) reflecting the strength and efficiency of our distribution model. The fall in margins is a result of changes in business mix with lower bond sales and higher ISA sales.

Intermediary

The Intermediary channel has performed strongly in the first half of 2008 and new business sales grew by 13% to £2,283m PVNBP (H1 2007 £2,012m). We have a number of initiatives underway which will improve margins and returns on capital in this channel although these have yet to feed through to new business margins which fell to 0.9% of PVNBP compared to 1.0% at 2007 year end (H1 2007 1.3%). The fall in margin reflects changes in business mix and case size in respect of pensions business.

Sales of offshore bonds were very strong, growing by 67%, in particular due to our cash fund offering which has proved particularly attractive to investors in the current volatile market conditions. Based on first quarter market figures, we increased our share in the single premium/transfer Personal & Stakeholder pension markets as well as the income drawdown market, whilst reducing our share in the lower margin regular premium pension markets.

Wealth Management

Sales at St. James's Place ('SJP') increased by 1% to £1,848m PVNBP (H1 2007 £1,827m). This follows two years of extremely strong growth.

Underlying business trends are encouraging and partner numbers increased by 3% to 1,291 (end 2007 1,251). Assets under management fell to £17.2bn (end 2007 £18.2bn) reflecting falling market values, however SJP continues to generate positive net inflows of business and retention performance remains strong. Despite falling due to changes in business mix, SJP's new business margin remains very strong at 3.9% of PVNBP (H1 2007 4.3%).

External recognition of the strength of the SJP proposition continues. Following the award of the Daily Telegraph's 'Wealth Manager of the Year' in late 2007, in the first half of 2008 the business has been named 'Wealth Manager of the Year', and 'Best Income Fund Manager' in the FT Investors Chronicle Awards.

Prospects

Our objective remains unchanged; to become the UK's leading personal lines insurance and investment group. We intend to grow profitable market share through our multi-channel approach, leveraging the strength of the Group's brands and retail customer base.

In General Insurance, we expect sales trends in the second half of the year to follow a similar pattern to the first half. In the medium term, prospects for our combined personal lines businesses remain strong, subject to a degree of regulatory uncertainty until the CC Inquiry into PPI concludes. We have experienced strong sales growth in both Household and Motor Insurance in the first half of 2008, building on good growth in 2007. We will continue to target sales growth and market share gains in these areas where we see strong opportunities for continued growth. Our Household business, in particular, generates strong returns on capital.

In Investment, stock market volatility is impacting on new business volumes and persistency across the industry and we expect this trend to continue for the remainder of 2008. The 2008 Budget included changes which increase the attractiveness of mutual fund products relative to bonds, potentially impacting the mix of bond and mutual fund sales. We believe that our number one position in mutual funds gives us a competitive advantage in this context, and we have seen strong mutual fund sales in 2008. Whilst these market and tax policy factors are impacting Investment business in the short term, we believe that the strength of our propositions, our brands and our distribution reach, together with our rigorous focus on cost control, leaves us well placed to succeed and to deliver strong profitable growth as market conditions recover. Short term volatility does not change our view of the significant opportunities for our Investment business and demographic trends and increasing wealth point to good long term potential.

International

Underlying profit before tax in International is broadly in line with H1 2007 at £323m. Underlying operating profit before provisions increased by 17% to £442m (H1 2007 £377m), reflecting the benefits of our expansion activity over the last 12 months. The increase in impairment losses from prior periods reflects current global economic conditions, and is measured against historically low levels. Lending increased by an annualised 34% to £78.5bn (end 2007 £67.1bn), with deposits increasing by an annualised 12% to £25.0bn (end 2007 £23.6bn).

Financial Performance

Income Statement	Half year ended 30.06.2008 £m	Half year ended 30.06.2007 £m	Half year ended 31.12.2007 £m	Year ended 31.12.2007 £m
Net interest income	**670**	504	584	1,088
Underlying non-interest income	**215**	207	292	499
Fees and commission income	**106**	92	114	206
Fees and commission expense	**(90)**	(79)	(144)	(223)
Change in value of in-force long term assurance business	**(15)**	35	77	112
Net income from long term business	**197**	134	183	317
Investment earnings on surplus assets attributable to shareholders using long term assumptions	**2**	3	3	6
Operating lease rental income	**5**	8	7	15
Other operating income	**15**	19	43	62
Share of (losses)/profits of associates and jointly controlled entities	**(2)**	2	15	17
Operating lease depreciation	**(3)**	(7)	(5)	(12)
Impairment on investment securities			(1)	(1)
Underlying net operating income	**885**	711	876	1,587
Underlying operating expenses	**(443)**	(334)	(380)	(714)
Staff	**(255)**	(183)	(216)	(399)
Accommodation, repairs and maintenance	**(35)**	(23)	(26)	(49)
Technology	**(27)**	(25)	(24)	(49)
Marketing and communication	**(37)**	(24)	(29)	(53)
Depreciation: Property and equipment and intangible assets	**(29)**	(20)	(22)	(42)
Other	**(58)**	(58)	(58)	(116)
Sub total	**(441)**	(333)	(375)	(708)
Recharges:				
Technology	**(2)**	(1)	(4)	(5)
Accommodation			(1)	(1)
Underlying operating profit before provisions	**442**	377	496	873
Impairment losses on loans and advances	**(119)**	(50)	(66)	(116)
Underlying profit before tax	**323**	327	430	757
Net interest margin	**1.84%**	1.95%	1.91%	1.93%
Impairment losses as an annualised % of average advances	**0.33%**	0.19%	0.21%	0.20%
Cost:income ratio	**50.1%**	47.0%	43.4%	45.0%
Loans and advances to customers	**£78.5bn**	£56.8bn	£67.1bn	£67.1bn
Risk weighted assets (Basel II)	**£69.4bn**		£59.7bn	£59.7bn
Customer deposits	**£25.0bn**	£19.8bn	£23.6bn	£23.6bn

Balance Sheet and Asset Quality Information	**As at 30.06.2008**	As at 30.06.2007	As at 31.12.2007
Loans and advances to customers	**£78.5bn**	£56.8bn	£67.1bn
Impairment provisions on advances	**£0.4bn**	£0.3bn	£0.3bn
Loans and advances to customers before impairment provisions	**£78.9bn**	£57.1bn	£67.4bn
Classification of advances*:	%	%	%
Agriculture, forestry and fishing	**2**	2	2
Energy	**2**	2	2
Manufacturing industry	**3**	3	3
Construction and property	**28**	27	27
Hotels, restaurants and wholesale and retail trade	**10**	10	9
Transport, storage and communication	**2**	2	2
Financial	**3**	3	3
Other services	**7**	8	8
Individuals:			
Home mortgages	**39**	39	40
Other personal lending	**4**	4	4
	100	100	100
Impaired loans *(1)	**£1,243m**	£509m	£641m
Impaired loans as a % of closing advances(1)	**1.58%**	0.90%	0.96%
Impairment provisions	**£407m**	£281m	£322m
Impairment provisions as a % of closing advances	**0.52%**	0.49%	0.48%
Impairment provisions as a % of impaired loans(1)	**33%**	55%	50%

* Before impairment provisions.

(1) 2007 comparatives have been restated to reflect the change to the methodology used by Bank of Scotland (Ireland) in categorising impaired loans to align more closely to HBOS policy.

The results of our International businesses are converted to sterling monthly at the average exchange rate for the month. The average exchange rates for the respective reporting periods were:

	Half year ended 30.06.2008	Half year ended 30.06.2007	Half year ended 31.12.2007	Year ended 31.12.2007
£1 : Australian dollar	**2.14**	2.44	2.34	2.39
£1 : Euro	**1.29**	1.48	1.44	1.46
£1 : US dollar	**1.98**	1.97	2.03	2.00
£1 : Canadian dollar	**1.99**	2.24	2.06	2.15

The closing exchange rates used in the conversion of the International balance sheets were:

	As at 30.06.2008	As at 30.06.2007	As at 31.12.2007
£1 : Australian dollar	**2.08**	2.36	2.28
£1 : Euro	**1.26**	1.49	1.36
£1 : US dollar	**1.99**	2.01	2.00
£1 : Canadian dollar	**2.02**	2.14	1.97

Hedging policy

Our policy is to hedge both our exposures to foreign exchange profits generated in the International businesses and our structural currency exposures arising from our investment in overseas subsidiaries. In respect of the profits earned in foreign currencies, our policy is to hedge, at the start of each year, the next year's forecast earnings using forward contracts. The structural currency exposures are largely hedged with foreign currency borrowing.

Australia

Underlying profit before tax in Australia decreased by 6% to £135m (H1 2007 £144m) reflecting increased costs as a result of our national expansion, combined with higher impairment charges. Net operating income rose by 29% demonstrating the continued success of our long term strategy to become a major financial services provider in Australia. In local currency, underlying profit before tax decreased by 12%.

Lending increased by an annualised 39% to £39.6bn (end 2007 £33.2bn) (annualised local currency growth of 17%), with deposits increasing by an annualised 19% to £17.7bn (end 2007 £16.2bn) (broadly in line with end 2007 in local currency terms). Growth has been driven by our early success in the national expansion programme, which focuses on our retail and commercial businesses.

Financial Performance

Income Statement	**Half Year ended 30.06.2008 £m**	Half year ended 30.06.2007 £m	Half year ended 31.12.2007 £m	Year ended 31.12.2007 £m
Net interest income	**385**	290	330	620
Underlying non-interest income	**89**	78	100	178
Fees and commission income	**83**	71	87	158
Fees and commission expense	**(11)**	(7)	(12)	(19)
Net income from long term business	**8**	7	10	17
Other operating income	**6**	3	13	16
Operating lease rental income	**3**	6	1	7
Operating lease depreciation	**(2)**	(3)	(2)	(5)
Share of profits of associates and jointly controlled entities	**2**	1	3	4
Underlying net operating income	**474**	368	430	798
Underlying operating expenses	**(264)**	(188)	(221)	(409)
Staff	**(158)**	(111)	(131)	(242)
Accommodation, repairs and maintenance	**(19)**	(13)	(15)	(28)
Technology	**(20)**	(18)	(21)	(39)
Marketing and communication	**(23)**	(12)	(15)	(27)
Depreciation: Property and equipment and intangible assets	**(14)**	(10)	(11)	(21)
Other	**(30)**	(24)	(28)	(52)
Underlying operating profit before provisions	**210**	180	209	389
Impairment losses on loans and advances	**(75)**	(36)	(45)	(81)
Underlying profit before tax	**135**	144	164	308
Net interest margin	**2.09%**	2.20%	2.10%	2.15%
Impairment losses as an annualised % of average advances	**0.41%**	0.27%	0.29%	0.28%
Cost:income ratio	**55.7%**	51.1%	51.4%	51.3%
Loans and advances to customers	**£39.6bn**	£29.4bn	£33.2bn	£33.2bn
Risk weighted assets (Basel II)	**£37.0bn**		£31.0bn	£31.0bn
Customer deposits	**£17.7bn**	£13.5bn	£16.2bn	£16.2bn

Operating Income and Margins

Underlying net operating income increased by 29% to £474m (H1 2007 £368m), reflecting strong growth in net interest income. The 33% increase in net interest income to £385m (H1 2007 £290m) was driven by our asset growth with relatively stable margins reflecting our careful management of funding costs.

Operating Expenses
Underlying operating expenses increased by 40% to £264m (H1 2007 £188m), as a direct result of the significant investment in physical distribution (particularly the initial phase of the national retail branch expansion and the continuing rollout of business banking centres), new products, brand recognition, customer facing staff and back office infrastructure, all of which underpin our future growth. As a result of this investment for growth, the cost:income ratio increased to 55.7% (H1 2007 51.1%).

Credit Quality and Provisions
Consistent with a deteriorating credit environment, impaired loans as a percentage of closing advances have increased to 1.40% (H1 2007 0.99%), reflecting an increase in a small number of high value impaired corporate loans. Impairment provisions as a percentage of impaired loans was 34% (H1 2007 46%), and impairment losses as an annualised percentage of average advances was 0.41% (H1 2007 0.27%). The increase in impairments is broadly in line with those across the industry and the underlying credit quality of the portfolio is considered sound, benefiting from strengthened risk management.

Balance Sheet and Asset Quality Information	**As at 30.06.2008**	As at 30.06.2007	As at 31.12.2007
Loans and advances to customers	**£39.6bn**	£29.4bn	£33.2bn
Impairment provisions on advances	**£0.2bn**	£0.1bn	£0.1bn
Loans and advances to customers before impairment provisions	**£39.8bn**	£29.5bn	£33.3bn
Classification of advances*:	**%**	%	%
Agriculture, forestry and fishing	**3**	3	3
Energy	**1**	2	2
Manufacturing industry	**3**	2	3
Construction and property	**27**	26	26
Hotels, restaurants and wholesale and retail trade	**8**	9	8
Transport, storage and communication	**3**	2	3
Financial	**3**	3	2
Other services	**7**	8	8
Individuals:			
Home mortgages	**39**	39	39
Other personal lending	**4**	4	4
Non-Australian residents	**2**	2	2
	100	100	100
Impaired loans *	**£554m**	£292m	£333m
Impaired loans as a % of closing advances	**1.40%**	0.99%	1.00%
Impairment provisions	**£190m**	£135m	£147m
Impairment provisions as a % of closing advances	**0.48%**	0.46%	0.44%
Impairment provisions as a % of impaired loans	**34%**	46%	44%

* Before impairment provisions.

Operational Performance

Significant investment in the national expansion of our Australian operations continued with a major part of this relating to the Retail expansion programme launched in October 2007. Deposit growth, which has benefited from initiatives implemented two years ago, is slowing as a result of stronger market competition driven by the financial markets dislocation. Customer deposits increased by an annualised 19% to £17.7bn, mainly reflecting the strength of the Australian dollar. In local currency terms, they remain broadly unchanged from December 2007, but have increased by 16% since June 2007.

Retail Business

Strong performance in our Retail business, operating under the BankWest brand, saw sustained growth in credit cards, mortgages and deposits. Lending was up by an annualised 42% to £13.3bn (end 2007 £11.0bn) and deposits up by an annualised 29% to £7.1bn (end 2007 £6.2bn). The indexed loan to value ratio of our mortgage book at the end of June 2008 was 68% (end 2007 68%).

Our continued growth has seen 24 stores open since the national expansion was announced in July 2007, principally in New South Wales and Victoria. We expect a further 19 new stores to be opened by the end of 2008, for which progress is well advanced.

Australia's first genuine tracking mortgage product, Rate Tracker, and our national banking platform, Happy Banking, were both launched during this period with encouraging initial early results.

Commercial Business

Our Commercial business, also operating under the BankWest brand, performed strongly in the first half of 2008. Lending grew by an annualised 43% to £13.1bn (end 2007 £10.8bn). Deposits grew by 12% on an annualised basis to £10.6bn (end 2007 £10.0bn). Our strategy focuses on improved service provision, value for money products, fast and simple processes and the support of highly trained specialist bankers with industry-specific expertise. This has helped drive growth, brand awareness and customer satisfaction. 43 commercial business centres have now been opened on the East Coast as part of our national expansion plans, 15 of which have opened in the last 12 months. This completes our stated rollout of banking business centres.

Corporate Business

Our Corporate business, operating under the BOS International brand recorded a strong performance. Lending grew by an annualised 31% to £7.5bn (end 2007 £6.5bn). We continue to be successful in leading transactions across each of our M&A financing, Project and Property Finance market segments. We are also pleased with the progress of our Hong Kong and New Zealand offices in support of the existing corporate client base.

Asset Finance Business

Our Asset Finance business, operating under the Capital Finance brand, achieved 33% annualised growth in lending to £5.7bn (end 2007 £4.9bn), with strong performance in core property, motor and equipment markets. Given the expected customer impact from a slowing economy, this growth was achieved while maintaining credit quality and securing higher margins for new business. We have also tightened the credit criteria in a number of business sectors which are expected to be most affected by the global financial markets dislocation and oil price volatility.

We continue to reduce costs by automating processes and delivering a streamlined operating model to support customer service and origination. By doing so, our Asset Finance business is well positioned for the longer term without diminishing our ability to compete successfully in the current market.

Insurance & Investment Business

Sales of life insurance products continued to experience good growth levels. Sales of in-force policies have increased by 33% in the year to date, which translates to an increase in gross written premium of c.30% compared to the comparative period last year, driven in particular by the term life product initiatives. Insurance sales through the new East Coast BankWest stores have been encouraging since the first store opened in October 2007. Plans are well underway to accelerate the roll-out of personal financial advisers in BankWest stores nationally.

Prospects

Australia remains influenced by global market conditions, in particular the financial markets dislocation and oil prices which are adding significantly to the cost of living. We have seen a marked slowing of the economy over the last 6 months particularly in the east coast. Australia, however, still remains relatively well positioned due to continued increasing demand for natural resources and food, where substantial price increases are being experienced. The slowing economy has heightened credit risk across the market as a whole, following a sustained period of benign credit conditions.

BankWest's national expansion programme has continued. Initial indications from the new retail stores and business banking centres are encouraging and another 19 stores are scheduled to open before the end of the year in New South Wales, Queensland, Victoria and Western Australia.

HBOS continues to invest in building a market leading retail, business and corporate bank in Australia. The expansion of our national physical presence, and the continued investment in infrastructure and colleagues will, in the longer term, position HBOS Australia as a significant national financial services provider.

Ireland

Underlying profit before tax in Ireland increased by 6% to £85m (H1 2007 £80m), reflecting strong growth in net interest income partially offset by higher funding costs, increased operating expenses as we continue to grow the franchise, and an increase in impairment charges from a low base. In local currency, underlying profit before tax increased by 5%.

Lending increased by an annualised 34% (local currency 17%) to £25.6bn (end 2007 £21.9bn) with deposits broadly flat at £7.0bn (end 2007 £7.1bn). In local currency, deposits fell by *0.8bn from December 2007, reflecting the competitive market in Ireland.

Financial Performance

Income Statement	**Half year ended 30.06.2008 £m**	Half year ended 30.06.2007 £m	Half year ended 31.12.2007 £m	Year ended 31.12.2007 £m
Net interest income	**196**	151	179	330
Underlying non-interest income		12	19	31
Fees and commission income	**8**	6	10	16
Operating lease rental income	**2**	5	3	8
Other operating income	**(5)**	5	10	15
Share of losses of associates and jointly controlled entities	**(4)**			
Operating lease depreciation	**(1)**	(4)	(3)	(7)
Impairment on investment securities			(1)	(1)
Underlying net operating income	**196**	163	198	361
Underlying operating expenses	**(92)**	(73)	(82)	(155)
Staff	**(50)**	(37)	(46)	(83)
Accommodation, repairs and maintenance	**(9)**	(7)	(7)	(14)
Technology	**(3)**	(3)	(1)	(4)
Marketing and communication	**(9)**	(8)	(9)	(17)
Depreciation: Property and equipment and intangible assets	**(7)**	(4)	(6)	(10)
Other	**(14)**	(14)	(13)	(27)
Underlying operating profit before provisions	**104**	90	116	206
Impairment losses on loans and advances	**(19)**	(10)	(12)	(22)
Underlying profit before tax	**85**	80	104	184
Net interest margin	**1.64%**	1.80%	1.81%	1.81%
Impairment losses as an annualised % of average advances	**0.16%**	0.12%	0.12%	0.12%
Cost:income ratio	**46.9%**	44.8%	41.4%	42.9%
Loans and advances to customers	**£25.6bn**	£17.7bn	£21.9bn	£21.9bn
Risk weighted assets (Basel II)	**£21.8bn**		£18.5bn	£18.5bn
Customer deposits	**£7.0bn**	£6.1bn	£7.1bn	£7.1bn

Operating Income and Margins

Underlying net operating income increased by 20% to £196m (H1 2007 £163m) (local currency growth of 10%). Net interest income increased by 30% to £196m (H1 2007 £151m) (local currency growth of 13%), reflecting strong growth in advances, moderated by a decline in margin due to higher funding costs, slower churn in the back book impacting the timing of fee recognition and a changing asset mix as we grow our Retail business. While significant price increases have been introduced through the first half of the year on new lending activity, these have not yet fully materialised in the margin.

Movement in margin	Basis points
Net interest margin for the half year ended 31 December 2007	181
Increased funding costs	(10)
Fee recognition	(3)
Asset mix – growth of Retail & Intermediary	(4)
Net interest margin for the half year ended 30 June 2008	**164**

Operating Expenses

Underlying operating expenses increased by 26% to £92m (H1 2007 £73m) (local currency growth of 9%). This reflects our continuing investment in both people and infrastructure as we complete the roll out of our offering in the Irish marketplace. In the first half of 2008 we opened 2 Retail branches, bringing the total to 42 (compared with 32 at the end of H1 2007). While the cost:income ratio increased to 46.9%, we remain the lowest cost full service player in the Irish market.

Credit Quality and Provisions

Impairment losses as an annualised percentage of average advances increased to 0.16% (H1 2007 0.12%), reflecting deteriorating economic conditions and a reduction in the level of recovery in the impaired portfolio. Impaired loans as a percentage of closing advances increased to 1.46% (end 2007 1.08%).

While arrears levels in the banking portfolio have increased from historical lows, our customer led approach and prudent risk management should minimise potential losses. We remain satisfied with the quality of the business banking portfolio with exposures underpinned by good cash-flows and security cover. However, we are seeing stress at higher levels than previously experienced, particularly in residential property development which represents 8% of our portfolio. Of our total property development portfolio, 91% is rated better than satisfactory or satisfactory (end 2007 96%), using our internal credit ratings.

Irish residential property prices continue to fall. Arrears levels have increased from historic lows but we remain satisfied with the quality of our residential portfolio. We have temporarily withdrawn from the buy to let market and have restricted new activity to lending where the loan to value ratio is less than 90%. The indexed loan to value ratio of our mortgage book at 30 June 2008 was 53% (end 2007 49%). Overall, our cautious entry into the first time buyers segment and the Irish Retail banking market has allowed us to avoid many of the areas generating impairments.

Balance Sheet and Asset Quality Information	**As at 30.06.2008**	As at 30.06.2007	As at 31.12.2007
Loans and advances to customers	**£25.6bn**	£17.7bn	£21.9bn
Impairment provisions on advances	**£0.1bn**	£0.1bn	£0.1bn
Loans and advances to customers before impairment provisions	**£25.7bn**	£17.8bn	£22.0bn
Classification of advances*:	**%**	%	%
Agriculture, forestry and fishing		1	1
Energy	**1**	1	1
Manufacturing industry	**3**	4	3
Construction and property	**28**	29	28
Hotels, restaurants and wholesale and retail trade	**13**	12	12
Transport, storage and communication	**2**	2	2
Financial	**2**	2	2
Other services	**6**	6	6
Individuals:			
Home mortgages	**28**	27	28
Other personal lending	**6**	6	6
Non-Irish residents	**11**	10	11
	100	100	100
Impaired loans*(1)	**£375m**	£169m	£237m
Impaired loans as a % of closing advances(1)	**1.46%**	0.95%	1.08%
Impairment provisions	**£161m**	£121m	£141m
Impairment provisions as a % of closing advances	**0.63%**	0.68%	0.64%
Impairment provisions as a % of impaired loans(1)	**43%**	72%	59%

* Before impairment provisions.

(1) 2007 comparatives have been restated to reflect the change to the methodology used by Bank of Scotland (Ireland) in categorising impaired loans to align more closely to HBOS policy.

International – Ireland

Operational Performance

The financial markets dislocation has had a significant impact on the margin through higher funding costs, including the Euribor spread over base rate. We have introduced price increases on new lending to seek to recover these higher funding costs but the back book will not reprice until existing loans repay. Customer deposits were broadly flat, at £7.0bn, reflecting the strength of the Euro.

Business Banking

The core divisions of Business, Property and Regional Banking all contributed to a strong performance. Advances grew by 31% on an annualised basis to £17.8bn (end 2007 £15.4bn). Our regional distribution capability has been key to our success and we now have 11 banking centres. The declining economic environment has reduced lending opportunities, particularly in property, and also lowered the churn on the back book. We continue to write new business at higher margins and have also modified our credit appetite to ensure the strong quality of our portfolio is maintained.

Retail and Intermediary

Our Retail and Intermediary businesses (Retail branch network, Intermediary Homeloans and Asset Finance) have generated a strong performance. Retail network expansion is on track with 42 branches now open and a further 4 branches due to be opened by the end of the year.

The Retail network will allow us to grow our retail deposit base in the Irish market. The Halifax Current Account, which has been in operation for just over a year, has generated significant levels of new customers, demonstrating the propensity of the customer to switch to our competitive offering.

Prospects

Economic conditions are unlikely to improve in the near future and we are therefore adopting a selective approach to asset growth. Margins remain under pressure from higher funding costs and changes in asset mix, given the focus on retail banking, including deposits and current accounts. Impairment losses are expected to rise in the declining economic environment and softening property markets, but the longer term prospects for growth in the Irish economy are considered to be favourable and the Group continues to invest in Ireland and sees it as a good opportunity for future growth.

Europe & North America ('ENA')

Underlying profit before tax in ENA is unchanged at £103m (H1 2007 £103m). Underlying operating profit before provisions increased by 20% to £128m (H1 2007 £107m), reflecting the benefits of our expansion activity in 2007. Higher impairment losses are symptomatic of current economic conditions and compare against a very low base.

While we have now slowed our asset growth, we continue to target investment to broaden our product range and distribution reach to exploit commercial opportunities in each of our markets and in response to changing regulatory environments.

Financial Performance

Income Statement	**Half year ended 30.06.2008 £m**	Half year ended 30.06.2007 £m	Half year ended 31.12.2007 £m	Year ended 31.12.2007 £m
Net interest income	**89**	63	75	138
Underlying non-interest income	**126**	117	173	290
Fees and commission income	**15**	15	17	32
Fees and commission expense	**(79)**	(72)	(132)	(204)
Change in value of in-force long term assurance business	**(15)**	35	77	112
Net income from long term business	**189**	127	173	300
Investment earnings on surplus assets attributable to shareholders using long term assumptions	**2**	3	3	6
Other operating income	**14**	8	23	31
Share of profits of associates and jointly controlled entities		1	12	13
Underlying net operating income	**215**	180	248	428
Underlying operating expenses	**(87)**	(73)	(77)	(150)
Staff	**(47)**	(35)	(39)	(74)
Accommodation, repairs and maintenance	**(7)**	(3)	(4)	(7)
Technology	**(4)**	(4)	(2)	(6)
Marketing and communication	**(5)**	(4)	(5)	(9)
Depreciation: Property and equipment and intangible assets	**(8)**	(6)	(5)	(11)
Other	**(14)**	(20)	(17)	(37)
Sub total	**(85)**	(72)	(72)	(144)
Recharges:				
Technology	**(2)**	(1)	(4)	(5)
Accommodation			(1)	(1)
Underlying operating profit before provisions	**128**	107	171	278
Impairment losses on loans and advances	**(25)**	(4)	(9)	(13)
Underlying profit before tax	**103**	103	162	265
Net interest margin	**1.46%**	1.47%	1.47%	1.47%
Impairment losses as an annualised % of average advances	**0.40%**	0.09%	0.16%	0.13%
Cost:income ratio	**40.5%**	40.6%	31.0%	35.0%
Loans and advances to customers	**£13.3bn**	£9.7bn	£12.0bn	£12.0bn
Risk weighted assets (Basel II)	**£10.6bn**		£10.2bn	£10.2bn
Customer deposits	**£0.3bn**	£0.2bn	£0.3bn	£0.3bn

International – Europe & North America

Operating Income and Margins

Net interest income grew by 41% to £89m (H1 2007 £63m), reflecting growth in advances to customers across our corporate and retail banking businesses.

Movement in margin	Basis points
Net interest margin for the half year ended 31 December 2007	147
Pricing increases	1
Business mix	4
Foreign exchange impact	(4)
Change in capital earnings	(2)
Net interest margin for the half year ended 30 June 2008	**146**

The net interest margin was broadly stable at 1.46% (H2 2007 1.47%), mainly reflecting a change in business mix and the strong Euro which results in a relatively high weighting of our European retail assets. Through our selective approach to origination, margins on new business lending are increasing. Underlying non-interest income increased by 8% to £126m (H1 2007 £117m). The majority of this increase was driven by activity in the US, with increased fee and commission income and realisations.

Operating Expenses

Underlying operating expenses increased by 19% to £87m (H1 2007 £73m), and reflects continuing targeted investment to expand our product range and distribution channels, and adapting to legislative changes in key markets such as Germany. Furthermore, our Euro denominated operating expenses increased in Sterling terms as a result of the stronger Euro. Increased costs reflect the establishment in H2 2007 of our new corporate business in Canada, new loan production offices in Miami and Dallas, and an increase in the number of branches in Spain. The investment in our infrastructure is carefully phased and managed and is evidenced by a stable cost:income ratio of 40.5% (H1 2007 40.6%).

Credit Quality and Provisions

Impaired loans as a percentage of closing advances have increased from historically low levels to 2.36% (end 2007 0.59%) and is driven largely by a small number of impaired corporate credit exposures. Impairment losses as an annualised percentage of average advances also show an increase from a low base to 0.40% (H1 2007 0.09%). While overall credit quality remains robust across our corporate US portfolio, we are not immune to current conditions, with a small number of individual credits under intensive management.

While the credit quality in our Dutch mortgage portfolio remains robust, our Spanish portfolio has seen an increase in arrears trends as the residential property market deteriorates and the Spanish economy slows. This is being addressed through increasing resources in our arrears management and collections activity, while adjusting our loan to value ratio criteria and pricing to reflect market conditions.

Balance Sheet and Asset Quality Information	As at 30.06.2008	As at 30.06.2007	As at 31.12.2007
Loans and advances to customers	**£13.3bn**	£9.7bn	£12.0bn
Impairment provisions on advances	**£0.1bn**		
Loans and advances to customers before impairment provisions	**£13.4bn**	£9.7bn	£12.0bn
Classification of advances*:	**%**	%	%
Energy	**7**	6	7
Manufacturing industry	**2**	3	2
Construction and property	**7**	7	7
Hotels, restaurants and wholesale and retail trade	**2**	2	2
Transport, storage and communication	**1**	1	1
Financial	**6**	6	7
Other services etc.	**12**	10	10
Individuals:			
Home mortgages	**62**	65	64
Other personal lending	**1**		
	100	100	100
Impaired loans *	**£314m**	£48m	£71m
Impaired loans as a % of closing advances	**2.36%**	0.49%	0.59%
Impairment provisions	**£56m**	£25m	£34m
Impairment provisions as a % of closing advances	**0.42%**	0.26%	0.28%
Impairment provisions as a % of impaired loans	**18%**	52%	48%

* Before impairment provisions.

Operational Performance

In the current environment, ENA continues to adopt a highly selective approach to origination activity across the banking businesses. New business and asset levels are managed intensively through active product and pricing strategies. Across our banking businesses, particularly those in North America, we continue to source a flow of new business opportunities at attractive margins.

Lending Growth

Loans and advances grew by an annualised 22% to £13.3bn (end 2007 £12.0bn), (local currency annualised growth of 12%), as we take a more selective approach to origination and deliberately slow our asset growth. The growth in our corporate business enhances the spread of the portfolio both geographically and by business, with 38% (end 2007 36%) of lending in Corporate and 62% (end 2007 64%) in Retail. In Retail, our lending portfolio is almost wholly in the form of residential mortgages, although we will continue to develop our range of Retail businesses and products. Corporate continues to benefit from a diverse portfolio spread across a range of specialist sectors such as oil and gas, gaming and real estate.

Loans and advances to customers	As at 30.06.2008 £bn	As at 30.06.2007 £bn	As at 31.12.2007 £bn
Corporate (US and Canada)	**5.0**	3.3	4.3
Retail (BHH and BoSNL)	**8.3**	6.4	7.7
	13.3	9.7	12.0

International – Europe & North America

USA

Our corporate USA business is now based in 9 major economic centres and in a challenging environment, remains highly selective in focusing on our core specialist sectors and in areas that meet our risk / reward appetite. While US lending grew by an annualised 28% to £4.9bn (end 2007 £4.3bn), growth over the past 6 months has slowed to around 14%, reflecting our measured approach to new business opportunities. The USA business has continued to focus on its chosen specialist sectors.

Canada

Our first office in Canada targets specialist corporate sectors, such as corporate finance, real estate, infrastructure and natural resources, with the aim of creating a diverse portfolio and a platform for sustainable profitable growth. The business has focused on building an extensive network of introducers and relationships, while completing a number of loans in partnership with local banks.

Retail Europe

Retail Europe lending of £8.3bn represents annualised growth of 16% (end 2007 £7.7bn). However, this is largely driven by a strengthening Euro, with underlying growth of only 4% in local currency.

BoSNL, our market leading online residential mortgage sales business, saw lending grow by an annualised 16% to £6.8bn (end 2007 £6.3bn) (an annualised 2% growth in local currency terms). In Spain, in a more difficult and slowing residential property market, BHH lending grew by an annualised 14% to £1.5bn (end 2007 £1.4bn) (an annualised 11% growth in local currency terms). Retail Europe deposits remain in line with end 2007 at £0.3bn.

In a weakening economic and financial environment, particularly in Spain, we have adopted a measured and highly selective approach to mortgage lending and slowed down growth over the last 6 months.

European Financial Services

Underlying profit has reduced by 25% to £42m (H1 2007 £56m). However, excluding changes to the existing business in H1 2007, operating profits and new business contribution are at similar levels to the first half of 2007.

The vast majority of investment business in EFS is accounted for on an EV basis under IFRS.

	Half year ended 30.06.2008 £m	Half year ended 30.06.2007 £m	Half year ended 31.12.2007 £m	Year ended 31.12.2007 £m
Contribution from existing business:				
Expected contribution	**33**	25	28	53
Actual vs expected experience	**(7)**	12	30	42
	26	37	58	95
Contribution from new business	**14**	16	21	37
Investment earnings on net assets using long term assumptions	**2**	3	3	6
Underlying profit before tax	**42**	56	82	138

Sales in our European investment business were impacted by difficult market conditions and substantial changes in German regulation, with total new business sales decreasing by 12% to £300m (H1 2007 £342m) on a PVNBP basis. To ensure compliance with the German VVG legislation from 1 January 2008, EFS made significant investments in products and systems and a new competitive range of products is now available to our partners. The business is now positioned to take advantage of growth opportunities in 2008 and beyond.

Investment Sales	Half year ended 30.06.2008			Half year ended 30.06.2007		
	Single £m	**Annual £m**	**PVNBP* £m**	Single £m	Annual £m	PVNBP* £m
Life:	**49**	**22**	**205**	81	28	302
With Profits	**5**	**3**	**24**	13	5	52
Unit Linked	**44**	**19**	**181**	68	21	234
Protection					2	16
Individual Pensions	**1**	**12**	**95**		5	40
Total	**50**	**34**	**300**	81	33	342

* PVNBP is the present value of new business premiums. It equals new single premiums plus the expected present value of new annual premiums.

Funds under management decreased by an annualised 11% to £5.4bn (end 2007 £5.7bn).

Prospects

Our European and North American businesses are not immune to the global dislocation in Commercial markets and we will remain highly selective in asset growth, notwithstanding improved pricing available in the markets. In line with global economic trends, impairment losses are likely to rise from relatively low levels, but overall performance is expected to be satisfactory.

In EFS, a combination of new product launches and distribution agreements are being implemented to strengthen our market position.

Treasury & Asset Management

Underlying profit before tax excluding negative fair value adjustments ('NFVA') in Treasury & Asset Management increased by 15% to £224m (H1 2007 £194m). Including NFVA of £1,095m (H1 2007 £nil) relating to debt securities in the Trading Book, loss before tax was £871m (H1 2007 profit before tax of £194m). Post-tax NFVA totalling £1,916m (H1 2007 £nil) in the Banking Book have been taken through the Available For Sale reserve in equity and do not, therefore, impact on reported profit or capital for regulatory purposes.

Financial Performance

Income Statement	**Half year ended 30.06.2008 £m**	Half year ended 30.06.2007 £m	Half year ended 31.12.2007 £m	Year ended 31.12.2007 £m
Net interest income	**39**	93	71	164
Underlying non-interest income (excl NFVA)	**345**	267	409	676
Net trading income	**200**	105	252	357
Fees and commission income	**133**	128	139	267
Fees and commission expense	**(30)**	(21)	(28)	(49)
Other operating income	**46**	55	50	105
Share of losses of associates and jointly controlled entities	**(4)**		(4)	(4)
Underlying net operating income	**384**	360	480	840
Underlying operating expenses	**(160)**	(170)	(172)	(342)
Staff	**(91)**	(99)	(106)	(205)
Accommodation, repairs and maintenance	**(1)**	(1)	(2)	(3)
Technology	**(5)**	(5)	(5)	(10)
Marketing and communication	**(3)**	(2)	(4)	(6)
Depreciation: Property and equipment and intangible assets	**(3)**	(2)	(2)	(4)
Other	**(34)**	(40)	(32)	(72)
Subtotal	**(137)**	(149)	(151)	(300)
Recharges:				
Technology	**(4)**	(3)	(4)	(7)
Accommodation	**(7)**	(7)	(7)	(14)
Other shared services	**(12)**	(11)	(10)	(21)
Underlying operating profit	**224**	190	308	498
Non-operating income		4		4
Underlying profit before tax (excl. NFVA)	**224**	194	308	502
Negative fair value adjustments	**(1,095)**		(227)	(227)
Underlying profit before tax	**(871)**	194	81	275
Cost:income ratio (excluding NFVA)	**41.7%**	47.2%	35.8%	40.7%
Insight's assets under management	**£112.0bn**	£102.1bn	£109.1bn	£109.1bn
Invista's assets under management	**£8.0bn**	£10.2bn	£8.7bn	£8.7bn
Risk weighted assets (Basel II)	**£17.6bn**		£17.0bn	£17.0bn

Operating Income and Margins

Underlying net operating income excluding NFVA increased 7% to £384m (H1 2007 £360m) driven by our sales and trading operations. Net interest income decreased to £39m (H1 2007 £93m) as a result of the impact of higher funding costs.

Operating Expenses

Underlying operating expenses decreased by 6% to £160m (H1 2007 £170m). The decrease is as a result of a reduction in performance related staff costs and a number of cost savings initiatives implemented in our Asset Management businesses.

Treasury

Funding and Liquidity

The Group continues to fund successfully in global money markets. In addition, since the beginning of the year, HBOS has raised some £8.7bn in the (over 1 year) term capital markets, including £5.7bn senior debt, £0.6bn covered bonds, £0.5bn securitisation, £750m innovative Tier 1 securities and £1.1bn lower Tier 2 subordinated debt.

Sales and Trading

Net Sales and Trading income (excluding NFVA) increased by 43% to £249m (H1 2007 £174m) reflecting a strong performance from our UK Sales and Trading operations although this is down from an exceptionally strong second half of 2007.

UK Trading Revenues increased by 62% to £146m (H1 2007 £90m). There have been strong performances by our rates desks, in particular interest rate derivatives and collateral trading. These were partially offset by underperformance in our overseas operations. The Sales business has performed well with revenues increasing by 23% to £103m (H1 2007 £84m) with the majority of the growth in sales to corporate customers.

Treasury Debt Securities

As part of its investment credit activities Treasury holds a portfolio of debt securities which are analysed below. The investment credit business has two functions; firstly it manages part of the Group's prudential liquidity portfolio and secondly it takes investment positions principally through the Grampian conduit.

In line with the fall in values generally the year to date profit outcome is impacted by a £1,095m (full year 2007 £227m) NFVA relating primarily to our holdings of Asset Backed Securities and Floating Rate Notes in the Trading Book.

We have also made a post-tax NFVA of £1,916m (full year 2007 £509m) to the Group's Available For Sale reserves primarily in respect of our holdings of Asset Backed Securities and Floating Rate Notes. These adjustments have no impact on reported profits or regulatory capital strength.

HBOS believes that it has adopted a prudent basis for the valuation of its Treasury assets, including significant adjustments for certain parts of the portfolio reflecting the current illiquidity of the relevant markets.

Treasury's total debt securities portfolio as at 30 June 2008, net of NFVAs, is summarised in the following table:

Asset class	Banking Book Grampian £bn	Banking Book Other £bn	Trading Book £bn	As at 30.06.2008 £bn	As at 31.12.2007 £bn
Asset Backed Securities:					
Direct		9.2	12.0	**21.2**	23.3
Grampian conduit	16.2			**16.2**	18.6
	16.2	9.2	12.0	**37.4**	41.9
Covered Bonds		3.2		**3.2**	3.2
Bank/Financial Institution Floating Rate Notes (FRNs)		11.8	5.5	**17.3**	17.4[(1)]
Bank Certificates of Deposit (CDs)		1.7	12.1	**13.8**	15.3[(1)]
Other[(2)]		2.5	1.4	**3.9**	3.4
Total (net of negative fair value adjustments)	**16.2**	**28.4**	**31.0**	**75.6**	81.2

(1) £1.6bn reclassified between CDs and FRNs.

(2) Principally Governments and Supra-nationals.

The table above is net of cumulative pre-tax NFVA of £4.7bn (end 2007 £0.9bn) incurred as follows:

Asset class	**Trading Book Half year Ended 30.06.2008 £bn**	Trading Book Year Ended 31.12.2007 £bn	**Banking Book Half Year Ended 30.06.2008 £bn**	Banking Book Year Ended 31.12.2007 £bn	**Cumulative Total 30.06.2008 £bn**
Asset Backed Securities	**1.2**	0.1	**2.1**	0.4	**3.8**
FRNs	**0.1**	0.1	**0.3**	0.2	**0.7**
Other	**(0.2)**		**0.3**	0.1	**0.2**
Total NFVA pre tax	**1.1**	0.2	**2.7**	0.7	**4.7**
Tax on Banking Book NFVA			**(0.8)**	(0.2)	
Total NFVA taken to AFS reserve			**1.9**	0.5	

Exposure to Asset Backed Securities ('ABS')

ABS, including those held in our Grampian conduit which is, and always has been, consolidated into our balance sheet, are analysed by asset class as shown below.

Asset class	**Banking Book Grampian £bn**	**Banking Book Other £bn**	**Total Trading Book £bn**	**Total As at 30.06.2008 £bn**	As at 31.12.2007 £bn
Mortgage Backed Securities					
US RMBS[(1)]	4.5	1.2	3.0	**8.7**	9.5
Non-US RMBS	1.3	2.0	4.5	**7.8**	8.0
CMBS[(1)]	3.1		0.2	**3.3**	3.3
	8.9	3.2	7.7	**19.8**	20.8
Collateralised Debt Obligations					
CBO[(1)]	3.2	0.2		**3.4**	3.4
CLO[(1)]	2.7		0.5	**3.2**	3.2
	5.9	0.2	0.5	**6.6**	6.6
Personal Sector					
Auto Loans	0.5		0.9	**1.4**	1.5
Credit Cards	1.6	0.3	1.0	**2.9**	2.8
Personal Loans	0.7		0.2	**0.9**	1.0
	2.8	0.3	2.1	**5.2**	5.3
FFELP Student Loans[(1)]		5.5	0.1	**5.6**	5.7
Other ABS	0.6		0.1	**0.7**	0.7
Total Uncovered ABS	18.2	9.2	10.5	**37.9**	39.1
Negative Basis[(2)]		0.5	2.8	**3.3**	3.3
	18.2	9.7	13.3	**41.2**	42.4
Fair Value Adjustments[(3)]	(2.0)	(0.5)	(1.3)	**(3.8)**	(0.5)
Total[(4)(5)]	16.2	9.2	12.0	**37.4**	41.9

(1) RMBS means Residential Mortgage Backed Securities; CMBS means Commercial Mortgage Backed Securities; CBO means Collateralised Bond Obligations; CLO means Collateralised Loan Obligations; FFELP means Federal Family Education Loan Programme.
(2) Negative basis means bonds held with separate matching credit default swap ('CDS') protection.
(3) This comprises Mortgage Backed Securities £2.0bn, Collateralised Debt Obligations £0.8bn, Personal Sector £0.1bn, FFELP Student Loans £0.2bn, Other ABS £0.1bn and Negative Basis £0.6bn before CDS protection.
(4) The total comprises US securities of £22.1bn, and Non-US securities of £15.3bn.
(5) The reduction in ABS balances since December 2007 includes paydowns of £2.2bn and negative fair value adjustments of £3.3bn offset by FX translation of £1.0bn.

Exposure to US RMBS

The table below details our direct exposure to US RMBS, before NFVA, by asset class.

Asset class	Banking Book Grampian £m	Banking Book Other £m	Trading Book £m	Total £m
Prime[1]	1,029	218	697	**1,944**
Alt-A	3,427	975	2,226	**6,628**
Sub-prime	62	9	19	**90**
Total	**4,518**	**1,202**	**2,942**	**8,662**

(1) Includes £568m of second lien loans to prime borrowers, all of which are monoline wrapped.

We consider our Alt-A portfolio to be of high quality, noting that the current weighted average credit enhancement level is 30%.

We have little direct exposure to the US sub-prime residential real estate sector, as shown above. After taking into account ABS CDOs with exposure to that market Treasury's total exposure to US sub-prime investments is less than 0.1% of the Group balance sheet, at £381m (end 2007 £434m), as shown in the table below.

Asset class	Banking Book Grampian £m	Banking Book Other £m	Trading Book £m	Total £m
ABS CDO with Sub-prime Collateral[1]	163	128		**291**
Sub-prime RMBS[2]	62	9	19	**90**
Total US Sub-prime	**225**	**137**	**19**	**381**

(1) Includes £97m of bonds that are monoline wrapped.
(2) 1997-2005 vintages

Exposure to Collateralised Debt Obligations ('CDO')

Our CDO exposure is quantified in the table below. This is a highly rated portfolio, the majority of which is based on corporate credits. ABS CDOs includes bonds based on residential mortgage backed bonds, as noted above.

Asset class	Banking Book Grampian £m	Banking Book Other £m	Trading Book £m	Total £m
ABS CDO[1]	195	128		**323**
High Yield Corporate CBO	101			**101**
Investment Grade Corporate CBO	2,235			**2,235**
Commercial Real Estate CBO	708	63		**771**
Total CBO	3,239	191		**3,430**
CLO	2,701	43	442	**3,186**
Total	**5,940**	**234**	**442**	**6,616**

(1) ABS CDO includes £291m of US Sub-prime related as shown in the previous table.

Exposures to Monolines

Treasury has credit exposure to monolines both through wrapped bonds and negative basis trades with purchased CDS protection. As at 30 June 2008, the nominal exposures were £2.8bn of negative basis CDS (end 2007 £2.8bn) and £2.2bn of wrapped bonds (end 2007 £2.3bn). The calculated exposure to monolines using our internal methodology at 30 June 2008 was £0.7bn (end 2007 £0.4bn) and can be broken down between negative basis trades and wrapped bonds as follows:

	Negative Basis		Wrapped Bonds	
Monoline	**Notional £bn**	**Exposure(1) £bn**	**Notional £bn**	**Exposure(2) £bn**
Investment grade	2.4	0.4	1.9	0.3
Sub-investment grade(3)	0.4		0.3	
	2.8	0.4	2.2	0.3

(1) The exposure to monolines arising from negative basis trades is calculated as the mark to market of the CDS protection net of NFVA. Previously we included an amount for potential future exposure ('PFE') but have restated December 2007 to exclude PFE.

(2) The exposure to monolines arising from wrapped bonds is our assessment of the difference between the value of the unwrapped bond and the value of the wrapped bond including the monoline cover.

(3) For sub-investment grade monolines we have taken a prudent approach and assumed no benefit from the monoline cover, by taking NFVA against these exposures.

Of the total negative basis trades, 77% of the underlying bonds are AAA rated, 10% AA+ rated and 13% B+ rated (with investment grade monoline protection). The total notional amount of negative basis trades in the table above comprises £1.8bn of CLOs, £0.6bn of ABS CDOs, £0.2bn of other CBOs and £0.2bn of personal loans.

Of the total wrapped bonds, 87% are externally rated A- or better, 9% are rated between BBB- and A- and 4% are rated BB. Again, for sub-investment grade monolines, we have assumed no benefit from the monoline cover. The total notional amount of wrapped bonds includes £0.9bn of US RMBS exposure. The wrapped bond exposures by asset class are included within the previous disclosures on ABS.

Fair Values of Debt Securities

The fair values of debt securities in active markets are based on market prices or broker/dealer valuations. Where quoted prices on instruments are not readily and regularly available from a recognised broker, dealer or pricing service or available prices do not represent regular transactions in the market, the fair values are estimated using quoted market prices for securities with similar credit, maturity and yield characteristics or similar valuation models.

Of the total debt securities of £75.6bn, the fair values of those determined using models for which the inputs are observable in the market is £51.4bn, the fair values of those determined using quoted market prices is £6.4bn and the fair values of the debt securities calculated using models with inputs that are not observable in the market is £17.8bn.

Debt securities valued using models that include non-observable inputs comprise primarily holdings of US RMBS and CDOs. These models use observed issuance prices in related asset classes, market correlations, prepayment assumptions and external credit ratings. Additional assessments are then made on possible deterioration in credit risk for each individual security and on additional liquidity considerations for particular asset classes.

At 30 June 2008, the fair values of ABS measured using models with non-market observable inputs comprised £2.4bn (end 2007 £5.3bn) within financial assets held for trading and £15.4bn (end 2007 £12.2bn) within assets classified as Available For Sale. During the period, NFVA of £461m pre-tax have been recognised in the income statement on ABS that were valued using models with non-market observable inputs (H1 2007 £nil). In addition to this, post-tax NFVA of £1,485m (end 2007 £158m) on ABS classified as Available For Sale that were valued using models with non-market observable inputs have been recognised in equity reserves.

For the total ABS portfolio the effect of a one basis point move in credit spreads (which based on our experience is the only key sensitivity) would result in a pre-tax movement of £3.1m for assets classified as held for trading and a post-tax movement of £7.6m on assets classified as Available For Sale.

For the part of the ABS portfolio which is valued using non-market observable inputs, the effect of a one basis point move in credit spreads would result in a pre-tax movement of £1.1m for ABS assets classified as held for trading and a post-tax movement of £5.1m on assets classified as Available For Sale.

The use of non-market observable inputs in the valuation models will diminish as and when activity returns to these markets.

Impairment Review

Treasury's Banking Book debt securities portfolio is held at fair value and reviewed regularly for impairment at the specific investment level, in accordance with IFRS. The Banking Book portfolio is reviewed on an ongoing basis for impairment and as at 30 June 2008 no objective evidence of impairment has been found. Objective evidence of impairment might include non-receipt of due interest or principal repayment or a measurable decrease in the estimated future cashflows from a group of financial assets since the initial recognition of those assets. The disappearance of active markets, declines in fair values and rating downgrades associated with this asset portfolio do not in themselves constitute objective evidence of impairment and unless a default has occurred, the determination of whether or not objective evidence of impairment is present at the balance sheet date requires the exercise of management judgement. Although the fair value of the Banking Book portfolio is significantly below its purchase cost, the Group believes that currently this is due to market dislocations rather than impairments of its assets.

Credit Ratings

An analysis of external credit ratings of our ABS portfolio by asset class is provided below. These ratings are based on the lowest of Moody's, Standard and Poor's and Fitch.

As at 30.06.08

Asset class	**Nominal £bn**	**AAA %**	**AA %**	**A %**	**BBB %**	**BB %**	**B %**	**Total %**
Mortgage Backed Securities								
US RMBS								
Prime	**2.0**	80.1	9.3	5.0	3.4	2.2		**100**
Alt-A	**6.6**	97.4	2.3		0.1	0.2		**100**
Sub Prime	**0.1**	87.9	10.2	0.1	1.8			**100**
	8.7	93.5	3.9	1.1	0.9	0.6		**100**
Non-US RMBS	**7.8**	98.6	0.7	0.7				**100**
CMBS	**3.3**	96.9	1.9	1.2				**100**
	19.8							
Collateralised Debt Obligations								
CBO								
ABS CDO	**0.3**	26.0	23.9	13.4	5.6		31.1	**100**
High Yield Corporate CBO	**0.1**	84.8	15.2					**100**
Investment Grade Corporate CBO	**2.2**	100.0						**100**
Commercial Real Estate CBO	**0.8**	78.5	15.0	6.5				**100**
	3.4	87.8	6.1	2.7	0.5		2.9	**100**
CLO	**3.2**	98.7	0.9	0.4				**100**
	6.6							
Personal Sector								
Auto Loans	**1.4**	68.5	15.5	13.1		2.9		**100**
Credit Cards	**2.9**	100.0						**100**
Personal Loans	**0.9**	92.2	5.8	2.0				**100**
	5.2							
FFELP Student Loans	**5.6**	100.0						**100**
Other ABS	**0.7**	26.5	53.2	3.6	16.7			**100**
Negative Basis(1)								
Monolines(2)	**2.8**	77.1	9.8				13.1	**100**
Banks	**0.5**	97.7	2.3					**100**
	3.3	80.3	8.6				11.1	**100**
Total as at 30 June 2008	**41.2**	**93.0**	**3.9**	**1.3**	**0.5**	**0.2**	**1.1**	**100**
Total as at 31 December 2007	42.4	99.6	0.2	0.2				**100**

(1) The external credit rating is based on the bond ignoring the benefit of the CDS.

(2) The non AAA bonds in the negative basis book are ABS CDOs with investment grade monoline protection. These are the only ABS CDOs within the negative basis book.

Asset Management

Insight

In the first half of 2008, Insight saw net inflows of £8.7bn (H1 2007 £6.0bn) as its market leading Liability Driven Investment ("LDI") capability continued to attract strong levels of new business. Despite the fall in equity markets and a transfer out of £1.5bn as part of an agreed sale of Equitable Life funds, Insight's assets under management increased to £112.0bn (end 2007 £109.1bn). The pipeline of new business is strong and our business model is proving resilient in these challenging conditions.

This growth, against a difficult backdrop for the investment management industry, was confirmed by the recent Financial Times Annual Pension Fund Survey, which highlighted Insight's rapid rise, from eighth last year to now being the third largest manager of pension fund assets in the UK.

Following a mixed 2007, the Fixed Income team has had an encouraging start to the year with UK Government, UK Corporate and European Aggregate funds all ahead of their performance benchmarks. The £8.2bn sterling Insight Liquidity Fund remains ahead over all periods. Following good performance in 2007, UK Equity funds continue to perform well with both active and passive funds ahead of benchmark. Overall, three of the five equity sub categories are ahead of benchmark year to date, including outperformance of 8% by the UK Smaller Companies fund. Absolute Insight continues to beat its cash benchmark, whilst the flagship Diversified Target Return Fund is consistently top of the performance tables in the Cautious Managed sector and continues to attract strong fund flows.

Insight continues to win industry accolades after being awarded LDI Manager and Multi Manager of the year at the Financial Times Pensions and Investment Provider Awards. This is the second year they have won the LDI award, further boosting their reputation as market leader in this field. It is also the first recognition of the multi-asset capability in the institutional market place.

Invista

The first half of 2008 has been a period of continued development for Invista, despite significant challenges from the economy and strong headwinds in terms of current real estate market conditions. The Opportunity Fund, launched last year, has made a good entrance to the market and a number of investments have been made. Invista now also manages a new International Fund initially targeting Singapore, Hong Kong and Japan. Recent investment performance relative to benchmarks has been good.

Prospects

Treasury

The primary focus of our Treasury operations is to manage the Group's funding and liquidity. The dislocation in financial markets which commenced in the second half of 2007 is expected to continue into 2009. In recent years, prior to the dislocation in financial markets, we lengthened the maturity profile of our wholesale funding and diversified the types and sources of such funding. This has enabled us to operate effectively in difficult financial markets, and as term markets recover, we will continue to ensure that the funding profile is appropriate for our longer term business plans.

Treasury also provides services to the Group and to the Group's customers. We continue to invest in our capabilities to deliver a top quality service and performance. Access to the Group's customers, product innovation and our strong standing in the market underpin our confidence in our business model. Our cautious approach to products and services remains unaltered.

Asset Management

Insight is better positioned than many of its competitors to withstand the market shocks seen over the past year due to the diverse nature of its product portfolio and has proven it can thrive in this challenging economic environment. Its strategic focus on LDI, Fixed Income and Absolute Return have been the drivers behind the growth. In the year ahead, the business will look to further consolidate its position in these key sectors and continue to further diversify its revenue stream through new markets and products. Europe represents a key distribution opportunity and growth in this area has been encouraging to date.

Invista intends to launch a new specialist global property securities fund and a team has been identified and hired with a strong track record of running a Global REIT fund across America, Europe and Asia. The outlook generally for the investment market for commercial property in the UK remains poor and this will continue to impact negatively on some of Invista's assets under management. Continental Europe has so far remained robust with flat valuations but some downward movement is expected in some parts of the markets in which Invista's funds invest.

Income Statement Analysis

Underlying profit before tax for the half year to 30 June 2008 was £1,451m (H1 2007 £2,962m). Excluding NFVA underlying profit before tax was £2,546m (H1 2007 £2,962m). Underlying operating income excluding NFVA was broadly in line with the first half of 2007 with growth in net interest income of 6% being largely offset by lower underlying non-interest income. Underlying operating expenses rose by 4% and impairment losses charge was £1,310m (H1 2007 £963m).

Profit before tax was £848m (H1 2007 £2,997m) after policyholder tax charge of £451m (H1 2007 £167m credit) (which reverses in full in the tax line) and short term fluctuations in investment returns of £150m (H1 2007 £33m).

Underlying earnings per share excluding NFVA decreased to 47.4p (H1 2007 54.6p). Underlying earnings per share fell to 26.4p (H1 2007 54.6p). Basic earnings per share decreased to 23.5p (H1 2007 55.0p).

A Capitalisation Issue is being proposed in lieu of the 2008 interim dividend. Existing shareholders will receive a number of new shares, the amount of which will be determined on 3 October 2008 and will be based on the average of the middle market quotations for ordinary shares for the three dealing days starting on and including 1 October. Shareholders authorised the capitalisation of reserves to allow the Capitalisation Issue Shares to be issued at the General Meeting on 26 June 2008. The intention is to pay the final dividend in cash so that taking into account the capitalisation issue, 40% of underlying profit attributable to ordinary shareholders is distributed.

The table below reconciles underlying profit before tax and profit before tax.

	Half year ended 30.06.2008 £m	Half year ended 30.06.2007 £m	Half year ended 31.12.2007 £m	Year ended 31.12.2007 £m
Underlying profit before tax (excluding NFVA)	**2,546**	2,962	2,973	5,935
Negative fair value adjustments	**(1,095)**		(227)	(227)
Underlying profit before tax	**1,451**	2,962	2,746	5,708
Adjusted for:				
Regulatory provisions charge		(79)	(43)	(122)
Impact of the 2008 change in corporation tax rate on the value of leasing assets		(18)	8	(10)
Goodwill impairment	**(2)**	(2)	(3)	(5)
Policyholder tax	**(451)**	167	(149)	18
Short term fluctuations	**(150)**	(33)	(82)	(115)
Profit before tax	**848**	2,997	2,477	5,474

IFRS requires that profit before tax includes charges or credits made to policyholders for tax, with an associated amount included within tax on profit. The amount of policyholder tax is primarily influenced by investment market performance (such as Equities, Gilts and Property), as this tax is charged or credited based on investment gains or losses. To remove this volatility, policyholder tax effects are excluded from underlying profit to give a more meaningful measure of the Group's performance. Policyholder tax for the six months to 30 June 2008 was a charge of £451m (H1 2007 £167m credit). The movement between the two periods predominantly relates to a reduction in the deferred tax liabilities provided in respect of unrealised gains on investments held for policyholders and taxable under the policyholder tax rules. The H1 2007 position primarily reflects an increase in the deferred tax liability in respect of unrealised gains on investments primarily due to a moderate rise in the FTSE.

Short term fluctuations represent the impact of fluctuations in investment returns relative to those based on longer term assumptions and variances in actual policyholder tax payable from an expected charge for the period. This amount has increased to (£150m) (H1 2007 (£33m)) primarily due to falling equity and fixed income markets.

The goodwill impairment of £2m relates to a partial write-down of the goodwill in respect of fund management business in Insurance & Investment division following the latest semi-annual impairment review.

Financial Review

The table below reconciles underlying profit attributable to ordinary shareholders to profit attributable to ordinary shareholders.

	Half year ended 30.06.2008 £m	Half year ended 30.06.2007 £m	Half year ended 31.12.2007 £m	Year ended 31.12.2007 £m
Underlying profit attributable to ordinary shareholders (excluding NFVA)	**1,772**	2,046	2,078	4,124
Negative fair value adjustments	**(783)**		(159)	(159)
Underlying profit attributable to ordinary shareholders	**989**	2,046	1,919	3,965
Adjusted for:				
Regulatory provisions charge		(55)	(30)	(85)
Impact of the 2008 change in corporation tax rate on:				
the value of leasing assets		(13)	6	(7)
deferred tax net liabilities		110	68	178
Goodwill impairment	**(2)**	(2)	(3)	(5)
Short term fluctuations	**(107)**	(23)	(58)	(81)
Profit attributable to ordinary shareholders	**880**	2,063	1,902	3,965

Divisional financial performance can be summarised as follows:

Half year ended 30 June 2008	**Retail £m**	**Corporate £m**	**Insurance & Investment £m**	**International £m**	**Treasury & Asset Mgmt £m**	**Group Items £m**	**Half year ended 30.06.08 £m**	Half year ended 30.06.07 £m
Underlying net interest income	2,064	1,140	(52)	670	39		**3,861**	3,626
Underlying non-interest income[(1)]	650	486	910	215	345		**2,606**	2,801
Underlying net operating income[(1)]	2,714	1,626	858	885	384		**6,467**	6,427
Underlying operating expenses	(1,056)	(404)	(456)	(443)	(160)	(148)	**(2,667)**	(2,563)
Underlying operating profit before provisions[(1)]	**1,658**	**1,222**	**402**	**442**	**224**	**(148)**	**3,800**	3,864
Impairment losses on loans and advances	(722)	(469)		(119)			**(1,310)**	(963)
Underlying operating profit[(1)]	936	753	402	323	224	(148)	**2,490**	2,901
Non-operating income	56						**56**	61
Underlying profit before tax (excluding NFVA)	**992**	**753**	**402**	**323**	**224**	**(148)**	**2,546**	2,962
Negative fair value adjustments					(1,095)		**(1,095)**	
Underlying profit before tax	**992**	**753**	**402**	**323**	**(871)**	**(148)**	**1,451**	2,962
Half year ended 30 June 2007 Underlying profit before tax	1,043	1,243	316	327	194	(161)	**2,962**	
Increase/(decrease) in underlying profit before tax (excluding NFVA)	**(5%)**	**(39%)**	**27%**	**(1%)**	**15%**	**8%**	**(14%)**	

(1) Excluding NFVA in Treasury & Asset Management division

Taxation

The tax credit for the period of £102m (H1 2007 tax charge of £858m) includes a £451m tax credit (H1 2007 £167m tax charge) in respect of the tax attributable to the policyholder earnings in the Group's UK life companies. The H1 2007 tax charge of £858m includes a credit of £110m in respect of the change in the rate of UK corporation tax. Excluding these items results in an effective rate of 27.0% (H1 2007 28.3%). Included within the tax credit of £102m is an overseas tax charge of £148m (H1 2007 £110m).

Financial Review

Post Tax Return on Mean Equity

Group post tax return on mean equity ('ROE') excluding NFVA is 16.6% (H1 2007 21.0%).

	Half year ended 30.06.2008 £m	Half year ended 30.06.2007 £m	Half year ended 31.12.2007 £m	Year ended 31.12.2007 £m
Underlying profit attributable to ordinary shareholders (excluding NFVA)	**1,772**	2,046	2,078	4,124
Underlying profit attributable to ordinary shareholders	**989**	2,046	1,919	3,965
Mean Equity (excluding NFVA)(1) (2)	**21,423**	19,665	20,606	20,240
Mean Equity(1)	**19,275**	19,665	20,347	20,101
Group post tax return on mean equity (excluding NFVA)	**16.6%**	21.0%	20.0%	20.4%
Group post tax return on mean equity	**10.3%**	21.0%	18.7%	19.7%

(1) Mean Equity is calculated as the monthly average of ordinary shareholders' funds.

(2) Mean Equity excluding NFVA is calculated by adding back NFVA on both the Banking and Trading Books.

Net Interest Income

Underlying net interest income grew by 6% to £3,861m (H1 2007 £3,626m), mainly due to good interest income growth in Corporate and International.

The Group net interest margin reduced slightly by 3bps to 1.55% (H2 2007 1.58%). This reflects a change in business mix across the divisions with reductions of 7bps and 5bps in International and Corporate respectively, more than offsetting an increase of 3bps in Retail. The improvement in the Retail margin was driven by unsecured lending and improving mortgage pricing which more than offset the increased costs of funding. Corporate's margin fell despite the introduction of a number of new repricing initiatives due to the slower turnover of the current lending book. Changes in business mix contributed to the fall in the International margin.

	Half year ended 30.06.2008 £m	Half year ended 30.06.2007 £m	Half year ended 31.12.2007 £m	Year ended 31.12.2007 £m
Interest receivable	**18,456**	15,561	19,461	35,022
Interest payable	**(14,595)**	(11,935)	(15,773)	(27,708)
Underlying net interest income	**3,861**	3,626	3,688	7,314
Average balances				
Interest earning assets:				
Loans and advances	**457,105**	383,723	432,440	408,282
Securities and other liquid assets	**42,984**	50,589	30,169	40,295
	500,089	434,312	462,609	448,577
Group net interest margin	**1.55%**	1.68%	1.58%	1.63%
Divisional net interest margins:				
Retail	**1.62%**	1.73%	1.59%	1.66%
Corporate	**1.96%**	2.12%	2.01%	2.06%
International	**1.84%**	1.95%	1.91%	1.93%

Financial Review

Non-interest Income

Underlying non-interest income excluding NFVA decreased to £2,606m (H1 2007 £2,801m). Following the financial market dislocation, the half year profit outcome to June 2008 is impacted by a £1,095m (end 2007 £227m) negative fair value adjustment to investments held within Treasury division. These investments primarily relate to floating rate notes and asset backed securities. Including the impact of the NFVA, underlying non-interest income decreased to £1,511m (H1 2007 £2,801m).

	Half year ended 30.06.2008 £m	Half year ended 30.06.2007 £m	Half year ended 31.12.2007 £m	Year ended 31.12.2007 £m
Fees and commission income	**1,149**	1,193	1,185	2,378
Fees and commission expense	**(546)**	(539)	(579)	(1,118)
Net earned premiums on insurance contracts	**2,276**	3,051	2,565	5,616
Net trading income (excluding NFVA)	**185**	141	264	405
Change in value of in-force long term assurance business	**36**	159	(143)	16
Other operating income:				
Profit on sale of investment securities	**165**	316	180	496
Operating lease rental income	**665**	655	667	1,322
Net investment income related to insurance	**(3,970)**	3,481	1,229	4,710
Other income	**225**	178	308	486
Non-interest income	**185**	8,635	5,676	14,311
Impairment on investment securities	**(145)**	(27)	(33)	(60)
Operating lease depreciation	**(508)**	(500)	(485)	(985)
Change in investment contract liabilities	**2,734**	(2,423)	(115)	(2,538)
Net claims incurred on insurance contracts	**(1,721)**	(1,433)	(1,519)	(2,952)
Net change in insurance contract liabilities	**1,854**	(1,388)	(856)	(2,244)
Change in unallocated surplus	**231**	(169)	219	50
Share of (losses)/profits of associates and jointly controlled entities	**(24)**	106	128	234
Underlying non-interest income (excluding NFVA)	**2,606**	2,801	3,015	5,816
Negative fair value adjustments	**(1,095)**		(227)	(227)
Underlying non-interest income	**1,511**	2,801	2,788	5,589

Underlying non-interest income analysed by division:

	Half year ended 30.06.2008 £m	Half year ended 30.06.2007 £m	Half year ended 31.12.2007 £m	Year ended 31.12.2007 £m
Retail	**650**	630	674	1,304
Corporate	**486**	922	824	1,746
Insurance & Investment	**910**	775	816	1,591
International	**215**	207	292	499
Treasury & Asset Management	**345**	267	409	676
Underlying non-interest income (excluding NFVA)	**2,606**	2,801	3,015	5,816
Negative fair value adjustments	**(1,095)**		(227)	(227)
Underlying non-interest income	**1,511**	2,801	2,788	5,589

Financial Review

Operating Expenses

Underlying operating expenses increased by 4% to £2,667m (H1 2007 £2,563m).

The increase of £104m over last year includes planned investments in International, additional marketing spend in General Insurance and implementation costs and embedded cost benefits achieved via our cost efficiency programme.

	Half year ended 30.06.2008 £m	Half year ended 30.06.2007 £m	Half year ended 31.12.2007 £m	Year ended 31.12.2007 £m
Staff	**1,455**	1,404	1,507	2,911
Accommodation, repairs and maintenance	**246**	224	226	450
Technology	**132**	134	139	273
Marketing and communication	**256**	187	193	380
Depreciation: Property and equipment and intangible assets	**208**	210	207	417
Other	**370**	404	439	843
Underlying operating expenses	**2,667**	2,563	2,711	5,274
Operating lease depreciation	**508**	500	485	985
Change in investment contract liabilities	**(2,734)**	2,423	115	2,538
Net claims incurred on insurance contracts	**1,721**	1,433	1,519	2,952
Net change in insurance contract liabilities	**(1,854)**	1,388	856	2,244
Change in unallocated surplus	**(231)**	169	(219)	(50)
Total	**77**	8,476	5,467	13,943

Underlying operating expenses analysed by division:

	Half year ended 30.06.2008 £m	Half year ended 30.06.2007 £m	Half year ended 31.12.2007 £m	Year ended 31.12.2007 £m
Retail	**1,056**	1,053	1,094	2,147
Corporate	**404**	436	449	885
Insurance & Investment	**456**	409	440	849
International	**443**	334	380	714
Treasury & Asset Management	**160**	170	172	342
Group Items	**148**	161	176	337
Underlying operating expenses	**2,667**	2,563	2,711	5,274

Cost:income Ratio

The Group cost:income ratio excluding NFVA is 41.2% (H1 2007 39.9%) reflecting broadly stable underlying net operating income and growth in expenses of 4%. Group cost:income ratio including NFVA increased to 49.6% (H1 2007 39.9%).

	Half year ended 30.06.2008 £m	Half year ended 30.06.2007 £m	Half year ended 31.12.2007 £m	Year ended 31.12.2007 £m
Underlying operating expenses	**2,667**	2,563	2,711	5,274
Underlying net interest income	**3,861**	3,626	3,688	7,314
Underlying non-interest income (excluding NFVA)	**2,606**	2,801	3,015	5,816
Underlying net operating income (excluding NFVA)	**6,467**	6,427	6,703	13,130
Negative fair value adjustments	**(1,095)**		(227)	(227)
Underlying net operating income	**5,372**	6,427	6,476	12,903
	%	%	%	%
Group cost:income ratio (excluding NFVA)	**41.2**	39.9	40.4	40.2
Group cost:income ratio	**49.6**	39.9	41.9	40.9

Divisional cost:income ratios are summarised below:

	Half year ended 30.06.2008 %	Half year ended 30.06.2007 %	Half year ended 31.12.2007 %	Year ended 31.12.2007 %
Retail	**38.9**	38.8	40.7	39.7
Corporate	**24.8**	22.8	23.7	23.2
International	**50.1**	47.0	43.4	45.0
Treasury & Asset Management (excluding NFVA)	**41.7**	47.2	35.8	40.7

Group Items

Group Items principally comprises the expenses of managing the Group, including technology so far as it is not devolved to divisions, accommodation and other shared services such as cheque clearing, mailing, etc. The costs of technology, accommodation and other shared services (other than those borne directly by Group Functions) are subsequently recharged to divisions according to their usage and are shown under the operating expense analysis for each division. Group Items has decreased by £13m compared to the first half of 2007.

	Half year ended 30.06.2008 £m	Half year ended 30.06.2007 £m	Half year ended 31.12.2007 £m	Year ended 31.12.2007 £m
Staff	**158**	160	158	318
Accommodation, repairs and maintenance	**194**	183	180	363
Technology	**48**	52	52	104
Marketing and communication	**34**	35	30	65
Depreciation: Property and equipment and intangible assets	**97**	99	100	199
Other	**107**	116	156	272
Sub total	**638**	645	676	1,321
Less Recharges:				
Technology	**(171)**	(182)	(186)	(368)
Accommodation	**(200)**	(189)	(188)	(377)
Other shared services	**(119)**	(113)	(126)	(239)
Total	**148**	161	176	337

Group Embedded Value Information (IFRS Basis)

The sources of profit from all long term assurance business accounted for as insurance contracts on an embedded value ('EV') basis under IFRS 4 are set out below. This table includes that part of our Repayment Insurance business accounted for on an EV basis but excludes investment contracts accounted for under IAS 39.

	Half year ended 30.06.2008				Half year ended 30.06.2007			
	UK Investment £m	**Europe £m**	**UK General Insurance £m**	**Total £m**	UK Investment £m	Europe £m	UK General Insurance £m	Total £m
Expected contribution from existing business	**79**	**33**	**2**	**114**	76	25	2	103
Actual vs expected experience on existing business	**72**	**(7)**	**(26)**	**39**	34	12	24	70
	151	**26**	**(24)**	**153**	110	37	26	173
Contribution from new business	**103**	**14**	**(4)**	**113**	142	16	4	162
Investment earnings on net assets using long term assumptions	**68**	**2**	**5**	**75**	54	3	5	62
Contribution from insurance contracts*	**322**	**42**	**(23)**	**341**	306	56	35	397

	Half year ended 31.12.2007				Year ended 31.12.2007			
	UK Investment £m	Europe £m	UK General Insurance £m	Total £m	UK Investment £m	Europe £m	UK General Insurance £m	Total £m
Expected contribution from existing business	86	28	3	117	162	53	5	220
Actual vs expected experience on existing business	(1)	30	22	51	33	42	46	121
	85	58	25	168	195	95	51	341
Contribution from new business	127	21	4	152	269	37	8	314
Investment earnings on net assets using long term assumptions	61	3	6	70	115	6	11	132
Contribution from insurance contracts*	273	82	35	390	579	138	70	787

* On an underlying basis

The embedded value of long term assurance business accounted for under IFRS 4, which excludes investment contract business accounted for under IAS 39, is set out below.

	As at 30.06.2008				As at 31.12.2007			
	UK Investment £m	**Europe £m**	**UK General Insurance £m**	**Total £m**	UK Investment £m	Europe £m	UK General Insurance £m	Total £m
Shareholder funds	**2,709**	**107**	**103**	**2,919**	2,573	100	177	2,850
Value of in-force business (net of tax)	**1,495**	**605**	**48**	**2,148**	1,497	565	48	2,110
Total embedded value (net of tax)	**4,204**	**712**	**151**	**5,067**	4,070	665	225	4,960
Shareholder funds as a % of total EV	**64%**	**15%**	**68%**	**58%**	63%	15%	79%	57%

	Half year ended 30.06.2008			
	UK Investment £m	UK Europe £m	General Insurance £m	Total £m
Opening embedded value	4,070	665	225	4,960
Contribution from insurance contracts	322	42	(23)	341
Developments costs, associated overheads and financing costs	(116)			(116)
Underlying embedded value profit before tax	206	42	(23)	225
Short term investment fluctuations	(117)	(36)		(153)
Underlying tax charge	105	(5)		100
Dividends paid	(75)		(51)	(126)
Other capital movements	15	46		61
Movement in embedded value in the year	134	47	(74)	107
Closing embedded value	4,204	712	151	5,067

The economic assumptions (gross of tax) used in the calculation of the embedded values are unchanged from those used at the end of 2007. These are as follows:

	As at 30.06.2008 %	As at 31.12.2007 %
Risk discount rate*	8.0	8.0
Return on fixed income securities	5.0 – 5.5	5.0 – 5.5
Return on equities	7.5	7.5
Expense inflation rate	3.0	3.0

* Included in the risk discount rate is an investment risk component which is chosen so as to avoid capitalising any investment risk premiums over the long term view of the risk free rate of return.

Balance Sheet Analysis

Loans and advances to customers increased to £456.0bn (end 2007 £430.0bn). The annualised increase was 2% in Retail, 14% in Corporate and 34% in International.

Customer deposits increased to £258.1bn (end 2007 £243.2bn).

	Retail	Corporate	International	Treasury & Asset Mgmt	Total 30.06.08	Total 31.12.07
	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers	255.8	116.9	78.5	4.8	456.0	430.0
Impairment provisions	2.3	0.9	0.4		3.6	3.4
Loans and advances to customers (before provisions)	258.1	117.8	78.9	4.8	459.6	433.4
Customer deposits	160.0	44.7	25.0	28.4	258.1	243.2
Risk weighted assets (Basel II)(1)	71.5	172.4	69.4	17.6	331.6	309.2(2)

(1) Total risk weighted assets includes £0.7.bn (2007 £1.2bn) attributable to Insurance & Investment.
(2) On 1 January 2008 HBOS implemented the Basel II rules for capital adequacy.

Classification of advances

The mix of the Group's gross lending portfolio at the period end is summarised in the following table:

	As at 30.06.2008 %	As at 30.06.2007 %	As at 31.12.2007 %
Energy	1		1
Manufacturing industry	1	1	1
Construction and property	9	10	9
Hotels, restaurants and wholesale and retail trade	3	2	3
Transport, storage and communication	2	2	2
Financial	3	2	1
Other services	3	3	4
Individuals:			
Residential Mortgages	51	56	54
Other personal lending	4	5	4
Non-UK residents	23	19	21
Total	100	100	100

Credit Quality & Provisions

The total charge for loan impairment losses against Group profits is £1,310m (H1 2007 £963m), which on an annualised basis, represents 0.59% of average advances (H1 2007 0.50%, H2 2007 0.50%).

Impairment Provisions	**Total £m**
At 1 January 2008	3,373
Amounts written off during the period	(1,056)
New impairment provisions less releases	1,374
Exchange movements	29
Discount unwind on impaired advances	(62)
Closing balance at 30 June 2008	3,658
New impairment provisions less releases	1,374
Recoveries of amounts previously written off	(64)
Net charge to income statement	1,310

Impairment provisions as a % of closing advances are analysed in the following table:

	As at 30.06.2008		As at 30.06.2007		As at 31.12.2007	
	£m	**As % of closing advances**	£m	As % of closing advances	£m	As % of closing advances
Retail	**2,310**	**0.90**	2,080	0.86	2,249	0.89
Corporate	**941**	**0.80**	748	0.78	802	0.73
International	**407**	**0.52**	281	0.49	322	0.48
Total impairment provisions	**3,658**	**0.80**	3,109	0.79	3,373	0.78

Impaired loans as a % of closing advances and impairment provisions as a % of impaired loans are analysed by division in the following table:

	Advances £bn	**Impaired loans* £m**	**Impaired loans* as % of closing advances %**	**Impairment provisions £m**	**Impairment provisions as % of impaired loans* %**
As at 30 June 2008					
Retail: Secured	**237.7**	**5,138**	**2.16**	**490**	**10**
Unsecured	**18.1**	**2,222**	**12.28**	**1,820**	**82**
Total	**255.8**	**7,360**	**2.88**	**2,310**	**31**
Corporate	**116.9**	**2,131**	**1.82**	**941**	**44**
International	**78.5**	**1,243**	**1.58**	**407**	**33**
Treasury & Asset Management	**4.8**				
Total	**456.0**	**10,734**	**2.35**	**3,658**	**34**
As at 31 December 2007					
Retail: Secured	235.6	4,234	1.80	330	8
Unsecured	17.8	2,322	13.04	1,919	83
Total	253.4	6,556	2.59	2,249	34
Corporate	109.3	1,517	1.39	802	53
International(1)	67.1	641	0.96	322	50
Treasury & Asset Management	0.2				
Total	430.0	8,714	2.03	3,373	39

* Excludes Corporate impaired loans no loss.

(1) 2007 comparatives have been restated to reflect the change to the methodology used by Bank of Scotland (Ireland) in categorising impaired loans to align more closely to HBOS policy.

Capital Structure

On 1 January 2008 HBOS implemented the Basel II rules for capital adequacy. This followed a year of parallel running and agreement with the FSA of a timetable for further roll out of credit risk models over the next two years. The capital ratios below are therefore shown on a Basel II basis only.

HBOS completed a rights issue raising a net £4.0bn of capital at the end of July 2008. A new Tier 1 target ratio range was set at 8.0%-9.0% (previously 7.5%-8.5%) and a new target Core Tier 1 ratio range of 6.0%-7.0% was established. The Core Tier 1 ratio comprises Total Tier 1 capital excluding Preference Shares and Preferred Securities. The rights issue was completed in July 2008 and is not therefore included in the reported June capital position. However the impact of the Rights Issue has been disclosed below, as at June 2008, on a proforma basis which includes the proceeds of £4.0bn within capital resources and assumes there is no impact on risk weighted assets ('RWAs').

The Tier 1 capital ratio at 30 June 2008 is 7.3% (1 Jan 2008 7.7%) and the core Tier 1 ratio is 5.3% (1 Jan 2008 5.7%). On a proforma basis including the rights issue, the Tier 1 ratio would be 8.6% with the core Tier 1 ratio at 6.5% at 30 June 2008.

Risk Weighted Assets

	As at 30.06.2008 £m	As at 01.01.2008 £m
Credit Risk	294,136	273,155
Operational Risk	14,911	15,176
Market Risk	6,147	7,144
Other Assets(1)	16,361	13,698
Total Risk Weighted Assets	**331,555**	**309,173**
Divisional analysis of Risk Weighted Assets:		
Retail	71,492	67,852
Corporate	172,354	163,470
International	69,452	59,667
Treasury & Asset Management	17,582	17,005
Insurance & Investment	675	1,179
	331,555	**309,173**

(1) Other Assets comprises various non-financial assets including, Property and Equipment, Investment Properties, Other Assets, and Prepayments and Accrued Income.

RWAs increased by an annualised 15% to £331.6bn (1 Jan 2008 £309.2bn) driven by the following factors:

- Corporate RWAs increased by an annualised 11% and are higher under Basel II than Basel I due to both drawn and undrawn exposures attracting higher risk weightings; Retail RWAs increased by an annualised 11% partly due to economic conditions increasing average risk weights.
- Retail RWAs are significantly lower under Basel II than under Basel I due to the lower risk weightings that are applied to residential mortgages;
- In International RWA annualised growth of 33% reflects lending growth as we expand our overseas activities together with increases arising from currency re-translations.

Capital

The capital position of HBOS Group is summarised in the table below.

Capital Structure Basel II	As at 30.06.2008 Proforma basis £m	As at 30.06.2008 £m	As at 01.01.2008 £m
Risk weighted assets	**331,555**	**331,555**	**309,173**
Capital Resources			
Core Tier 1			
Ordinary share capital	1,338	938	933
Eligible reserves[1]	23,924	20,324	20,421
Minority interests	118	118	123
Perpetual non-cumulative preference shares			
Preference share capital	2,789	2,789	2,781
Innovative Tier 1			
Preferred securities	4,058	3,668	3,247
Deductions from Tier 1			
Goodwill & other intangible assets	(2,949)	(2,949)	(2,862)
Excess expected loss	(778)	(778)	(875)
Other deductions	(66)	(66)	(37)
Total Tier 1 capital	**28,434**	**24,044**	**23,731**
Upper Tier 2			
Available for sale reserve	181	181	187
Undated subordinated debt	5,800	6,190	5,591
Collectively assessed impairment provisions	491	491	463
Lower Tier 2			
Dated subordinated debt	11,392	11,392	9,900
Deductions from Tier 2			
Excess expected loss	(778)	(778)	(875)
Other deductions	(66)	(66)	(37)
Total Tier 2 capital	**17,020**	**17,410**	**15,229**
Supervisory deductions			
Unconsolidated investments – life	(4,648)	(4,648)	(4,596)
Unconsolidated investments – other	(506)	(506)	(506)
Total supervisory deductions	**(5,154)**	**(5,154)**	**(5,102)**
Total Capital Resources	**40,300**	**36,300**	**33,858**
Tier 1 capital ratio (%)	**8.6%**	**7.3%**	**7.7%**
Core Tier 1 ratio	**6.5%**	**5.3%**	**5.7%**
Total capital ratio (%)	**12.2%**	**10.9%**	**11.0%**
Tier 1 gearing (%)	**24.1%**	**26.9%**	**25.4%**

(1) The FSA permits the inclusion of profits in Tier 1 capital to the extent that they have been verified by the external auditors. Tier 1 capital as disclosed includes interim profits which have been verified in accordance with the FSA's General Prudential Sourcebook subsequent to 30 June 2008.

The movement in Tier 1 capital in the period is shown below:

Movement in Tier 1 capital	As at 30.06.2008 Proforma basis £m	As at 30.06.2008 £m
As at 1 January 2008	23,731	23,731
Profit attributable to parent company shareholders	931	931
Ordinary dividends paid	(1,205)	(1,205)
Rights issue proceeds, net of expenses	4,000	
Decrease in goodwill and intangible assets	(87)	(87)
Preferences shares and preferred securities issued	750	360
Decrease in minority interests	(5)	(5)
Decrease in Excess EL	97	97
Other, including exchange differences	222	222
As at 30 June 2008	28,434	24,044

In addition to retained earnings, Tier 1 capital was strengthened by the issuance of innovative preferred securities of £750m in March 2008 although at 30 June 2008 there was a regulatory restriction in including the full value of these securities in Tier 1 capital. On a proforma basis however the full benefit of this capital is included. Tier 1 gearing at the half year was 26.9% (1 Jan 2008 25.4%) and on a proforma basis 24.1%.

Tier 2 capital was increased during the period by dated subordinated debt issues of *175m and US$2bn. In sterling equivalent terms at 30 June 2008, this new issuance totalled £1,143m.

Supervisory deductions mainly reflect investments in subsidiary undertakings that are not within the banking group for regulatory purposes together with deductions relating to the securitisation of loans. These unconsolidated investments are primarily Clerical Medical, St James's Place, St. Andrew's Group, and Heidelberger Leben. Total supervisory deductions increased to £5,154m from £5,102m primarily as a result of increases in the embedded value of life policies held.

Risk

There have been no material changes to the risk management processes as described in the Risk Management Report in the HBOS Annual Report and Accounts for the year ended 31 December 2007.

Risks and Uncertainties

The divisional reviews on pages 122 to 164 include a review of the first six months of 2008. The key risks and uncertainties faced by the Group over the next six months are set out below. These should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. Quantitative and other disclosures are given so as to aid understanding.

Economic conditions and credit

The Group's business is affected by economic conditions in the UK, where the majority of the Group's earnings are generated, as well as in the other geographical areas in which it operates. Business and consumer confidence, employment trends, the state of the economy, (including the state of the UK housing market, the commercial real estate sector, equity markets, inflation, the availability and cost of credit), the liquidity of the global financial markets and market interest rates at the time may impact the Group's earnings.

The key credit risks for Retail include any slowdown in the UK economy leading to higher unemployment, deterioration in household finances due to inflation, higher interest rates or other pressures and a further contraction in the UK housing market. The extent of any economic slowdown and the degree of further falls in house prices in the second half of the year will impact on impairment losses.

In our Corporate businesses we have exposures from loans, joint ventures and other investments to customers in different sectors, including developers of commercial real estate and residential property. Commercial real estate has shown material declines in prices in the first half whilst residential property developers are facing extremely challenging market conditions. Whilst we principally assess counterparties on the strength of their underlying business and cashflows rather than the value of collateral a failure of these borrowers to operate through the economic cycle combined with falls in collateral values would lead to increased impairment losses. Impairment losses in the second half will therefore depend on the performance of those sectors exposed directly to property and how the current economic slowdown spreads to other corporate sectors.

Our International businesses have both retail and corporate exposures to a range of geographies. These geographies are subject to different economic pressures. Ireland and the United States are experiencing significant falls in house prices and slowing economies. Australia is somewhat protected by the commodities boom but has experienced rises in interest rates to curtail inflationary pressures. Impairment losses in International in the second half will depend on how these factors affect asset values, unemployment and corporate profitability in those sectors to which we lend.

Liquidity

Liquidity risk is the risk that the Group does not have sufficient financial resources to meet its obligations when they fall due or will have to do so at excessive cost. In order to ensure that the Group continues to meet its funding obligations and maintain or grow its business generally, the Group has developed comprehensive liquidity policies supported by a diversified funding mix comprising both customer deposits and wholesale funding. Details of the composition of the Group's funding is set out on page 180.

The Group's banking operations in the UK comply with the FSA's Sterling Stock Liquidity approach for sterling liquidity management and regulatory reporting. A key element of the FSA's Sterling Stock Liquidity policy is that a bank should hold a stock of high quality liquid assets that can be sold quickly and discreetly in order to replace funding that has been withdrawn due to an actual or perceived problem with the bank. The objective is that this stock should enable the bank to continue business, whilst providing an opportunity to arrange more permanent funding solutions. Limits on the five day Sterling net wholesale outflow and the minimum level of stock liquidity have been agreed with the FSA. In addition, the Group Funding and Liquidity Committee has set a requirement for the stock liquidity ratio of at least 105% (FSA minimum level 100%).

HBOS also adheres to the requirements of other regulatory authorities including the Australian Prudential Regulatory Authority and the Irish Financial Regulator in whose jurisdictions the Group has branches or subsidiaries.

The internal approach to liquidity management, which has been in place for several years, goes considerably beyond the regulatory requirements (in terms of the depth of analysis conducted and the amount of liquidity held). The funding and liquidity framework includes:

- Funding diversity criteria focusing on retail, other customer and wholesale sources;
- Sight to one week and sight to one month mismatch limits as a percentage of total wholesale funding for all major currencies and for all currencies in aggregate;
- Targets on the appropriate balance of short to medium term wholesale funding including limits for one month and three month borrowings; and
- Criteria and limits on marketable assets, by asset class for Sterling, US Dollars, Euros, other currencies, and for all currencies in aggregate.

In response to the market dislocation since the second half of 2007, the Group Capital Committee has increased the frequency of its meetings and Treasury monitors a range of metrics on a daily basis including market movements, flows and amounts of wholesale funding and mismatch ratios. These measures are tailored to prevailing market conditions with agreed escalation procedures if any key triggers are breached.

At 30 June 2008 the Group's liquidity portfolio of marketable assets, net of repos, was £51.7bn (end 2007 £60.0bn). The assets in the liquidity portfolio are treated in two forms. Firstly, assets which we know to be eligible under normal arrangements with the Bank of England, the European Central Bank and the Federal Reserve, which for internal purposes we describe as primary liquidity. Secondly, a substantial pool of high quality (secondary) liquidity assets that allow us to manage through periods of stress taking into account the likely behaviours of depositors and wholesale markets. The Group routinely uses the repo market as a liquidity management tool and has well established relationships with a wide range of market participants. The Group also has access to the standing facilities at a number of central banks.

In addition on 21 April 2008, the Bank of England launched its Special Liquidity Scheme which allows banks to swap their high quality mortgage-backed and other securities for UK Treasury Bills for a defined period. HBOS has used this facility to provide high quality liquidity assets.

Funding

Our ability to generate profitable growth depends on the pricing and availability of both retail and wholesale funding. Higher funding costs in wholesale markets or customer deposits would increase the Group's cost of funding. The margins in the second half will depend on the balance between any increased cost of funding and our ability to reprice our lending.

Loans and advances to customers grew strongly in the first half of 2008 as a consequence of the pipeline of business coming into the year but this growth has now slowed significantly. This growth has been funded through increased customer deposits and wholesale funding.

	As at 30.06.2008 £bn	As at 31.12.2007 £bn
Loans and advances to customers	**456.0**	430.0
Customer accounts	**258.1**	243.2
Customer lending less customer accounts	**197.9**	186.8
Customer accounts as a % of loans and advances to customers	**56.6%**	56.6%

In the current market conditions, global investor appetite in the medium and long term markets, including securitisations, remains greatly reduced and the cost of wholesale funds remains high by historical comparison. Our plans are based on an expectation that the securitisation markets will remain largely closed for the remainder of 2008 and well into 2009. We have issued £8.7bn of term funding (including £750m of equity capital), largely replacing the £11.5bn term funding that matured in the first half. At 30 June 2008 41.4% (end 2007 41.0%) of our wholesale funding matures in more than one year as shown overleaf.

During the first half of 2008 the Group's wholesale funding sources were well diversified by instrument, currency and by maturity as shown in the tables below. Tables are prepared on the basis that "retail" is defined using the current statutory definition, i.e. administered rate products. Wholesale funding, when issued

in a foreign currency but swapped into sterling, is included at the swap exchanged amount. Wholesale funding is shown excluding any repo activity and funding raised in the names of the conduits.

The Group's retail and wholesale funding sources by type of instrument are analysed below:

	As at 30.06.2008 £bn	As at 30.06.2008 %	As at 31.12.2007 £bn	As at 31.12.2007 %
Bank deposits	**27.4**	**5.6**	32.9	6.7
Customer deposits	**31.3**	**6.4**	27.8	5.6
Certificates of deposit	**55.3**	**11.4**	63.1	12.8
Medium term notes	**39.7**	**8.2**	42.8	8.7
Covered bonds	**23.9**	**4.9**	23.7	4.8
Commercial paper	**17.7**	**3.7**	16.9	3.4
Securitisation	**43.5**	**9.0**	45.9	9.3
Subordinated debt	**21.5**	**4.4**	20.0	4.1
Other	**5.7**	**1.2**	4.9	0.9
Total Wholesale	**266.0**	**54.8**	278.0	56.3
Retail	**219.4**	**45.2**	215.4	43.7
Total Group Funding	**485.4**	**100.0**	493.4	100.0

Wholesale funding is analysed by currency as follows:

	As at 30.06.2008 £bn	As at 30.06.2008 %	As at 31.12.2007 £bn	As at 31.12.2007 %
US dollar	**89.4**	**33.6**	104.5	37.6
Euro	**88.6**	**33.3**	79.0	28.4
Sterling	**63.1**	**23.7**	69.7	25.1
Other	**24.9**	**9.4**	24.8	8.9
Total Wholesale Funding	**266.0**	**100.0**	278.0	100.0

Wholesale funding is analysed by residual maturity as follows:

	As at 30.06.2008 £bn	As at 30.06.2008 %	As at 31.12.2007 £bn	As at 31.12.2007 %
Less than one year	**155.9**	**58.6**	164.1	59.0
One to two years	**23.3**	**8.8**	21.6	7.8
Two to five years	**41.9**	**15.7**	46.3	16.7
More than five years	**44.9**	**16.9**	46.0	16.5
Total Wholesale Funding	**266.0**	**100.0**	278.0	100.0

Conduits

HBOS sponsors two conduits, Grampian and Landale, which are special purpose vehicles that invest in highly rated assets and fund via the Asset Backed Commercial Paper ('ABCP') market. At 30 June 2008, investments held by Grampian totalled £16.2bn (Dec 2007 £18.6bn). Grampian is, and always has been, fully consolidated into our balance sheet. We also consolidated £0.6bn of assets held by Landale (Dec 2007 £0.6bn). Grampian is a long established, high grade credit investment vehicle that invests in diversified Asset Backed Securities. Grampian has a liquidity line in place with HBOS which covers all of the assets and programme wide credit enhancement is also provided by HBOS. Landale holds both assets originated from our own balance sheet and third party transactions. Landale has liquidity lines from HBOS and from third party banks, and therefore the former, but not the latter, are consolidated into our balance sheet.

Due to the disruption in the ABCP market, there have been occasions when Grampian and Landale (in respect of assets backed by HBOS liquidity lines) have declined to issue ABCP given the unattractiveness of the spreads and maturities available. At 30 June 2008, HBOS had provided funding to the Grampian and Landale conduits of £10.4bn (end 2007 £8.1bn).

Market risk

Market risk is defined as the potential loss in value or earnings of the Group arising from changes in external market factors such as interest rates, credit spreads, foreign exchange rates, commodity and equity prices.

Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs. Since August 2007, there has been a period of high and volatile inter-bank lending rates. Continued high spreads of inter-bank lending rates against the administered rate will continue to negatively effect our margin unless this can be recovered through higher lending margins on new business.

The Group is also subject to a risk of further negative fair value adjustments arising from Treasury's portfolio of debt securities. This portfolio is exposed to changes in market prices principally driven by movements in credit spreads exacerbated by less liquid and/or more volatile financial markets. This may lead to further NFVA arising from securities in the Trading Book, and reductions to the AFS reserve arising from securities in the Banking Book. Further deterioration in financial markets including defaults by monolines that provide protection on a number of our securities could lead to impairments. Less liquid financial markets could also affect the reliability of model valuations of certain asset backed securities. We review our valuation models regularly and adjust the assumptions to take account of evolving market conditions.

Foreign exchange risk arises from earnings and net assets denominated in foreign currency for our International businesses where there is a risk of devaluation upon conversion to sterling. To mitigate, forward contracts are entered into in order to hedge one year's expected earnings and the net asset investment in overseas operations is hedged through borrowing taken out in the relevant currencies.

Insurance and Investment Risk

The key risks and uncertainties faced by Insurance & Investment include the performance of the investment markets, competitive pressures, retention of our customers, insurance claims related risks and regulatory change.

The performance of the investment markets (equities, property and gilts) has a direct impact on our financial results, most immediately through short term fluctuations for Long Term Business accounted for on an embedded value basis. In addition market volatility and investment performance can affect investor confidence, which in turn can impact both sales and retention. Whilst we seek to mitigate this risk through diversification of our portfolio and offering products which will meet customer needs in these more turbulent market conditions, current market conditions are impacting on customers' risk appetite particularly for equity products.

Adverse persistency and customer retention is a major risk to earnings in both our Investment Business and our General Insurance business. To mitigate, we have created specialist retention teams to focus on this issue. These teams have commenced a programme of initiatives, supported by process and system enhancements, which aim to significantly reduce lapse rates in both businesses.

In General Insurance, adverse weather conditions, particularly flooding and storms, could lead to a significant rise in household insurance claims costs and hence reduced profitability. Similarly a significant adverse change in economic conditions could lead to increased claims for our Repayment Insurance business. A reinsurance programme is in place to limit our potential exposure to major weather events.

Regulation

The Group is subject to laws, regulations, administrative actions and policies in each location in which it operates, all of which are subject to change. The FSA is the main regulator for HBOS, although the Group's principal international businesses in the US, Australia and Ireland are subject to direct scrutiny from the Board of Governors of the Federal Reserve System and the Comptroller of the Currency, the Australian Prudential Regulation Authority and the Irish Financial Regulator respectively.

Regulatory intervention is an ongoing feature of UK banking and changes could affect the profitability of our business. A key risk has arisen from the ongoing investigation into bank charges where HBOS is one of eight banks involved in a test case to resolve legal uncertainties concerning the fairness and lawfulness of unarranged overdraft charges. Full details of the test case process are set out in the Contingent Liabilities and Commitments Note 19 on page 202. A definitive outcome of the test case process is unlikely to be known for at least 12 months.

The most immediate and significant regulatory issue facing our Insurance business at present is the Competition Commission investigation of the Repayment Insurance market which may, ultimately, impact profitability across the industry. We are continually reviewing and enhancing our processes and our proposition to ensure that our Repayment Insurance products remain a valued product for our customers. In our Investment Business, we are actively engaged in consultations around the FSA's ongoing Retail Distribution Review ('RDR') and the implementation of the Government's proposals for Personal Accounts. Changes in tax legislation can also create both risks and opportunities for our Investment business, as demonstrated by capital gains tax changes in the 2008 Budget which could materially impact on the life assurance industry.

People Risk

HBOS's success depends on the ability and experience of its senior management. The loss of the services of certain key employees, particularly to competitors, could have a material adverse effect on the Group's revenue, profit and financial condition.

Competition Risk

There is substantial competition for the types of banking and other products and services that the Group provides in the regions in which it conducts its business. The intensity of this competition is affected by competitor behaviour, consumer demand, technological changes, the impact of consolidation, regulatory actions and other factors. Competitive pressure on margins is a key feature across our UK and International businesses, and in an adverse credit or competitive cycle our ability to maintain appropriate levels of returns to shareholders may be adversely affected.

STATEMENT OF DIRECTORS' RESPONSIBILITIES IN RESPECT OF THE HALF YEAR RESULTS

The Directors, listed below (being all the Directors of HBOS plc), are responsible for preparing the Half Year Results in accordance with applicable law and regulations. The Directors are required to prepare the condensed financial statements in accordance with IAS 34 'Interim Financial Reporting' as adopted by the European Union ('EU') and to disclose in the interim management report a fair review of the information required under sections 4.2.7R and 4.2.8R of the Disclosure and Transparency Rules. These include an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed financial statements; a description of the principal risks and uncertainties for the remaining six months of the financial year; any related party transactions that have taken place in the first six months of the current financial year that have materially affected the financial position or performance during the period; and any changes in the related party transactions described in the last annual financial statements that could do so in the remaining six months.

HBOS plc Board of Directors

Chairman	Executive Directors	Non-executive Directors
Dennis Stevenson	Andy Hornby	Sir Ron Garrick
	Peter Cummings	Richard Cousins
	Jo Dawson	Anthony Hobson
	Mike Ellis	Karen Jones
	Philip Gore-Randall	John E Mack
	Colin Matthew	Coline McConville
	Dan Watkins	Kate Nealon

CONDENSED FINANCIAL STATEMENTS

Basis of Preparation

The condensed consolidated Half Year financial statements ('condensed financial statements') have been prepared in accordance with IAS 34 'Interim Financial Reporting' as adopted by the EU and the Disclosure & Transparency Rules issued by the Financial Services Authority. These are unaudited and they do not include all of the information required in preparing full annual financial statements. They should be read in conjunction with the financial statements for the Group for the year ended 31 December 2007, copies of which can be found on the Group's website at www.hbosplc.com or are available upon request from Computershare Investor Services PLC, PO Box 1909, The Pavilions, Bridgwater Road, Bristol BS99 7DS. Tel. 0870 702 0102.

Section 240 Statement

The comparative figures for the year ended 31 December 2007 included in these condensed financial statements do not constitute the company's statutory accounts for that financial year within the meaning of section 240 of the Companies Act 1985 but are derived from the 2007 Annual Report & Accounts. Those accounts, which were prepared in accordance with International Financial Reporting Standards ('IFRS') and interpretations issued by the International Financial Reporting Interpretations Committee ('IFRIC') as adopted by the European Union were approved by the Board of Directors on 26 February 2008 and have been delivered to the Registrar of Companies. Those accounts have been reported on by the company's auditors, their report is unqualified and does not contain statements under Section 237(2) or (3) of the Companies Act 1985.

Accounting Policies

The condensed financial statements have been prepared on the basis of the accounting policies as applied and disclosed in the financial statements for the year ended 31 December 2007.

Critical Accounting Judgements

The preparation of these condensed financial statements necessarily requires the exercise of judgement in the selection and application of accounting policies. These judgements are continually reviewed and evaluated based on historical experience and other factors. During the half year to 30 June 2008 the Group's critical accounting judgements have been reviewed as follows with the conclusion that there are no changes to those that were reported in the accounting policy section of the financial statements for the year ended 31 December 2007. However, owing to continued market dislocations, the disclosure previously given on the judgements made in determining whether debt securities classified as available for sale within the Treasury Division are impaired has been enhanced as shown below.

Debt securities classified as available for sale are measured at fair value and are reviewed regularly for impairment at the specific investment level in accordance with IFRS. The portfolio is continually reviewed for impairment and as at 30 June 2008 no objective evidence of impairment has been found. Objective evidence of impairment might include non-receipt of due interest or principal repayment or a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets. The disappearance of active markets, declines in fair values and rating downgrades associated with this asset portfolio do not in themselves constitute objective evidence of impairment and unless a default has occurred, the determination of whether or not objective evidence of impairment is present at the balance sheet date requires the exercise of management judgement. Although the fair value of the portfolio is significantly below its purchase cost, the Group believes that currently this is due to market dislocations rather than impairments of its assets.

Critical Accounting Estimates

The preparation of these condensed financial statements requires the Group to make estimations where uncertainty exists. These estimates are continually reviewed in the light of changing conditions and other factors. During the half year to 30 June 2008 the Group's principal critical accounting estimates have been reviewed and the disclosure previously given on the valuation of asset backed securities ('ABS') has been updated as follows.

Fair values

The designation of financial instruments for measurement purposes and the valuation methodologies for financial instruments remain as disclosed in the accounting policy section in the financial statements for the year ended 31 December 2007.

Derivatives and financial instruments classified as at fair value through the income statement or available for sale are recognised at fair value. The fair value of debt securities in active markets is based on market prices or broker/dealer valuations. Where quoted prices on instruments are not readily and regularly available from a recognised broker, dealer or pricing service or available prices do not represent regular transactions in the market, the fair value is estimated using quoted market prices for securities with similar credit, maturity and yield characteristics or similar valuation models.

ABS not traded in an active market are valued using valuation models that include non-market observable inputs. These consist primarily of US RMBS and CDOs. These models use observed issuance prices in related asset classes, market correlations, prepayment assumptions and external credit ratings. Additional assessments are then made on possible deterioration in credit risk for each individual security and on liquidity considerations for particular asset classes.

At 30 June 2008, the fair value of ABS measured using models with non-market observable inputs comprised £2.4bn (end 2007 £5.3bn) within financial assets held for trading and £15.4bn (end 2007 £12.2bn) within assets classified as Available For Sale.

During the period, a £461m pre-tax negative fair value adjustment has been recognised in the income statement on ABS that were valued using models with non-market observable inputs (H1 2007 £nil). In addition to this a post-tax negative fair value adjustment of £1,485m (H1 2007 £nil) on ABS classified as available for sale that were valued using models with non-market observable inputs was recognised in equity reserves.

For ABS valuations using non-market observable inputs, the effect of a one basis point move in credit spreads (which based on our experience is the only key sensitivity) would result in a pre-tax movement of £1.1m for ABS assets classified as held for trading and a post-tax movement of £5.1m on assets classified as Available For Sale.

The use of non-market observable inputs in valuation models will diminish as and when activity returns to these markets.

Condensed Financial Statements

Consolidated Income Statement (unaudited)

	Notes	Half year ended 30.06.2008 £m	Half year ended 30.06.2007 £m	Half year ended 31.12.2007 £m	Year ended 31.12.2007 £m
Interest income		**18,456**	15,549	19,463	35,012
Interest expense		**(14,595)**	(11,935)	(15,773)	(27,708)
Net interest income		**3,861**	3,614	3,690	7,304
Fees and commission income		**1,149**	1,193	1,185	2,378
Fees and commission expense		**(546)**	(539)	(579)	(1,118)
Net earned premiums on insurance contracts		**2,276**	3,051	2,565	5,616
Net trading income	1	**(910)**	141	37	178
Change in value of in-force long term assurance business		**36**	159	(143)	16
Net investment income related to insurance and investment business		**(4,571)**	3,615	998	4,613
Other operating income		**1,055**	1,143	1,161	2,304
Net operating income	2	**2,350**	12,377	8,914	21,291
Change in investment contract liabilities		**2,734**	(2,423)	(115)	(2,538)
Net claims incurred on insurance contracts		**(1,721)**	(1,433)	(1,519)	(2,952)
Net change in insurance contract liabilities		**1,854**	(1,388)	(856)	(2,244)
Change in unallocated surplus		**231**	(169)	219	50
Administrative expenses	3	**(2,459)**	(2,432)	(2,547)	(4,979)
Depreciation and amortisation:		**(716)**	(710)	(692)	(1,402)
Intangible assets other than goodwill		**(104)**	(94)	(99)	(193)
Property and equipment		**(104)**	(116)	(108)	(224)
Operating lease assets		**(508)**	(500)	(485)	(985)
Goodwill impairment	5	**(2)**	(2)	(3)	(5)
Operating expenses		**(79)**	(8,557)	(5,513)	(14,070)
Impairment losses on loans and advances	6	**(1,310)**	(963)	(1,049)	(2,012)
Impairment losses on investment securities		**(145)**	(27)	(33)	(60)
Operating profit		**816**	2,830	2,319	5,149
Share of profits of jointly controlled entities		**13**	97	137	234
Share of (losses)/profits of associates		**(37)**	9	(9)	
Non-operating income	7	**56**	61	30	91
Profit before taxation	8	**848**	2,997	2,477	5,474
Tax on profit	9	**102**	(858)	(507)	(1,365)
Profit after taxation		**950**	2,139	1,970	4,109
Profit of disposal group			4		4
Profit for the period		**950**	2,143	1,970	4,113
Attributable to:					
Parent company shareholders		**931**	2,114	1,931	4,045
Minority interests		**19**	29	39	68
		950	2,143	1,970	4,113
Basic earnings per share	10	**23.5p**	55.0p	51.1p	106.1p
Diluted earnings per share	10	**23.5p**	54.6p	50.8p	105.4p

Condensed Financial Statements

Consolidated Balance Sheet (unaudited)

	Notes	**As at 30.06.2008 £m**	As at 30.06.2007 £m	As at 31.12.2007 £m
Assets				
Cash and balances at central banks		**1,973**	1,780	2,572
Items in course of collection		**1,133**	1,074	945
Financial assets held for trading		**46,023**	58,250	54,681
Derivative assets		**18,050**	12,205	14,141
Loans and advances to banks		**13,534**	9,001	8,056
Loans and advances to customers	11	**455,950**	395,210	430,007
Investment securities	12	**119,074**	120,864	128,398
Interests in jointly controlled entities		**923**	652	836
Interests in associates		**190**	141	149
Goodwill and other intangible assets		**2,811**	2,739	2,790
Property and equipment		**1,597**	1,506	1,494
Investment properties		**4,045**	5,324	4,731
Operating lease assets		**4,370**	4,707	4,643
Deferred costs		**1,130**	899	1,101
Current tax asset		**133**		
Value of in-force long term assurance business	13	**3,284**	3,267	3,184
Other assets		**6,224**	5,396	7,468
Prepayments and accrued income		**960**	1,075	1,751
Total Assets		**681,404**	624,090	666,947
Liabilities				
Deposits by banks		**47,005**	37,530	41,513
Customer accounts		**258,130**	227,117	243,221
Financial liabilities held for trading		**28,744**	22,346	22,705
Derivative liabilities		**16,470**	15,061	12,311
Notes in circulation		**923**	859	881
Insurance contract liabilities	14	**25,012**	26,074	26,864
Investment contract liabilities		**50,007**	53,441	52,828
Unallocated surplus		**1,262**	1,712	1,493
Net post retirement benefit liabilities	4	**725**	543	347
Current tax liabilities			389	370
Deferred tax liabilities		**1,601**	2,726	2,530
Other liabilities		**7,666**	7,249	5,072
Accruals and deferred income		**2,993**	2,782	3,630
Provisions		**174**	190	175
Debt securities in issue	15	**193,475**	181,477	206,520
Other borrowed funds	16	**26,084**	22,713	24,253
Total Liabilities		**660,271**	602,209	644,713
Shareholders' Equity	17			
Share capital		**1,136**	1,134	1,131
Share premium		**3,085**	2,925	2,997
Other reserves		**(1,223)**	1,145	154
Retained earnings		**17,102**	16,317	17,567
Shareholders' Equity (excluding minority interests)		**20,100**	21,521	21,849
Minority interests		**1,033**	360	385
Total Shareholders' Equity		**21,133**	21,881	22,234
Total Liabilities and Shareholders' Equity		**681,404**	624,090	666,947

Consolidated Statement of Recognised Income and Expense (unaudited)

	Half year ended 30.06.2008 £m	Half year ended 30.06.2007 £m	Half year ended 31.12.2007 £m	Year ended 31.12.2007 £m
Net actuarial (losses)/gains from defined benefit plans (net of tax)	**(292)**	261	51	312
Foreign exchange translation	**48**	63	(61)	2
Available for sale investments:				
Net change in fair value (net of tax)	**(1,954)**	87	(420)	(333)
Transfer to the income statement (net of tax)	**94**	(129)	(55)	(184)
Cash flow hedges:				
Effective portion of changes in fair value taken to equity (net of tax)	**486**	74	(290)	(216)
Net gains transferred to the income statement (net of tax)	**(51)**	(118)	(174)	(292)
Net (expense)/income recognised directly in equity	**(1,669)**	238	(949)	(711)
Profit for the period	**950**	2,143	1,970	4,113
Total recognised income and expense	**(719)**	2,381	1,021	3,402
Attributable to:				
Parent company shareholders	**(738)**	2,352	982	3,334
Minority interests	**19**	29	39	68
	(719)	2,381	1,021	3,402

Consolidated Cash Flow Statement (unaudited)

	Half year ended 30.06.2008 £m	Half year ended 30.06.2007 £m	Year ended 31.12.2007 £m
Profit before taxation	**848**	2,997	5,474
Adjustments for:			
Impairment losses on loans and advances	**1,310**	963	2,012
Impairment losses on investment securities	**145**	27	60
Depreciation and amortisation	**716**	710	1,402
Goodwill impairment	**2**	2	5
Interest on other borrowed funds	**702**	609	1,229
Pension charge for defined benefit schemes	**74**	72	146
Cash contribution to defined benefit schemes	**(105)**	(75)	(295)
Exchange differences	**867**	295	(769)
Movement in derivatives held for trading	**56**	659	(1,487)
Other non-cash items	**344**	(741)	45
Net change in operating assets	**(13,764)**	(32,715)	(78,923)
Net change in operating liabilities	**12,014**	26,158	68,470
Net cash flows from operating activities before tax	**3,209**	(1,039)	(2,631)
Tax paid	**(631)**	(449)	(895)
Cash flows from operating activities	**2,578**	(1,488)	(3,526)
Cash flows from investing activities	**(442)**	(117)	(289)
Cash flows from financing activities	**42**	1,244	298
Net increase/(decrease) in cash and cash equivalents	**2,178**	(361)	(3,517)
Opening cash and cash equivalents	**4,674**	8,191	8,191
Closing cash and cash equivalents	**6,852**	7,830	4,674

Analysis of Cash and Cash Equivalents	Half year ended 30.06.2008 £m	Half year ended 30.06.2007 £m	Year ended 31.12.2007 £m
Cash and balances at central banks repayable on demand	**862**	457	1,061
Loans and advances to banks with an original maturity of less than three months	**5,990**	7,373	3,613
Closing cash and cash equivalents	**6,852**	7,830	4,674

Consolidated Cash Flow Statement (unaudited) (continued)

	Half year ended 30.06.2008 £m	Half year ended 30.06.2007 £m	Year ended 31.12.2007 £m
Investing Activities			
Sale of other intangible assets	**8**	18	31
Purchase of other intangible assets	**(148)**	(142)	(249)
Sale of property and equipment	**22**	108	182
Purchase of property and equipment	**(287)**	(158)	(307)
Sale of investment properties	**57**	57	58
Investment in subsidiaries			(41)
Disposal of subsidiaries		115	115
Investment in jointly controlled entities and associates	**(189)**	(219)	(396)
Disposal of jointly controlled entities and associates	**92**	55	176
Dividends received from jointly controlled entities	**3**	43	132
Dividends received from associates		6	10
Cash flows from investing activities	**(442)**	(117)	(289)
Financing Activities			
Issue of ordinary shares	**93**	64	146
Issue of equity preference shares	**750**		
Share capital buyback, including costs		(394)	(500)
Purchase of own shares	**(62)**	(28)	(212)
Disposal of own shares	**167**		35
Issue of other borrowed funds	**1,144**	3,944	4,742
Repayments of other borrowed funds		(530)	(928)
Interest on other borrowed funds relating to the servicing of finance	**(673)**	(686)	(1,199)
Repayment of capital to minority interest	**(110)**		
Equity dividend paid	**(1,256)**	(1,101)	(1,747)
Dividends paid to minority shareholders in subsidiaries	**(11)**	(25)	(39)
Cash flows from financing activities	**42**	1,244	298

Notes to the Condensed Financial Statements

	Half year ended 30.06.2008 £m	Half year ended 30.06.2007 £m	Half year ended 31.12.2007 £m	Year ended 31.12.2007 £m
1. Net Trading Income				
Net trading income comprises:				
Equity and commodity instruments and related derivatives	**(35)**	27	65	92
Interest bearing securities and related derivatives:				
Asset backed securities	**(1,095)**		(227)	(227)
Other	**70**	82	203	285
Foreign exchange and related derivatives	**31**	31	41	72
Fair value hedges:				
Net (losses)/gains from hedging instruments	**(400)**	350	834	1,184
Net gains/(losses) from hedged items	**517**	(349)	(878)	(1,227)
Cash flow hedge ineffectiveness recognised	**2**		(1)	(1)
	(910)	141	37	178
2. Net Operating Income				
Included within net operating income are the following:				
Cash flow hedges:				
Net gains released from equity into income	**72**	169	248	417
Financial instruments at fair value through the income statement:				
Net (losses)/gains from trading financial instruments and non hedging derivatives	**(1,029)**	140	82	222
Net (losses)/gains from designated financial instruments	**(5,880)**	3,923	1,306	5,229
Available for sale financial instruments:				
Dividend income	**74**	13	278	291
Net realised gains on sale	**36**	183	80	263
Financial instruments designated as loans and receivables:				
Net realised gains on sale	**3**	2	1	3
3. Administrative Expenses				
Administrative expenses include:				
Regulatory provisions charge		79	43	122
Colleague costs:				
Wages and salaries	**1,156**	1,129	1,211	2,340
Social security costs	**106**	101	125	226
Pension costs	**115**	103	98	201
Other post retirement benefits	**2**		5	5
Expense arising from share based payments	**76**	71	68	139
	1,455	1,404	1,507	2,911
Accommodation, repairs and maintenance	**246**	224	226	450
Technology	**132**	134	139	273
Marketing and communication	**256**	187	193	380

4. Post Retirement Benefits

The defined benefit and defined contribution pension schemes, as well as defined benefit post retirement medical and concessionary mortgage plans, have not changed in the current period and remain as described in the Group's 2007 financial statements.

The Group's IAS19 pension deficit across all defined benefit post employment plans as at 30 June 2008 is £725m (end 2007 deficit of £347m).

The primary reason for the increase in the deficit is the fall in asset values over the period. The valuation of the liabilities is based on a discount rate of 6.25% and inflation rate of 3.90% (end 2007 5.70% and 3.40%, respectively) reflecting significant changes in the markets and the yields available on the relevant bonds. The increase in the discount rate causes the liabilities to decrease in value while the increase in the inflation rate causes the value of the liabilities to increase.

The impact of increasing the discount rate by 0.1% would be to reduce the defined benefit liabilities of £7,761m at 30 June 2008 by around 2.2% and the impact of increasing the inflation rate assumption by 0.1% would be to increase the defined benefit liabilities by around 2.2%.

5. Goodwill Impairment

The goodwill impairment of £2m relates to a partial write-down of the goodwill in respect of fund management business in Insurance & Investment division following the latest semi-annual impairment review. With the exception of the remaining £6m in respect of the fund management business, the aggregate headroom between the value in use and carrying value of goodwill recognised on the balance sheet plus net assets of the businesses is sufficiently large that changes in growth and discount rates, after allowing for current credit conditions, would have no material impact on the goodwill impairment charge.

6. Impairment Losses on Loans and Advances

	Half year ended 30.06.2008 £m	Half year ended 30.06.2007 £m	Half year ended 31.12.2007 £m	Year ended 31.12.2007 £m
Opening	**3,373**	3,089	3,109	3,089
New impairment provisions less releases	**1,374**	1,003	1,108	2,111
Amounts written off	**(1,056)**	(926)	(800)	(1,726)
Discount unwind on impaired loans and advances to customers	**(62)**	(65)	(64)	(129)
Foreign exchange translation	**29**	8	20	28
Closing	**3,658**	3,109	3,373	3,373
New impairment provisions less releases	**1,374**	1,003	1,108	2,111
Recoveries of amounts previously written off	**(64)**	(40)	(59)	(99)
Net charge to income statement	**1,310**	963	1,049	2,012

7. Non-operating Income

Profit on the sale and leaseback of certain branch premises		28		28
Profit on the part disposal of Rightmove plc	**56**	29	30	59
Profit on the sale of Insight Investment Management (C.I.) Limited		4		4
	56	61	30	91

8. Segmental Analysis

Half year ended 30.06.2008

	Retail £m	Corporate £m	Insurance & Investment £m	International £m	Treasury & Asset Mgmt £m	Group Items £m	Total £m
Net interest income – internal	(645)	(1,020)	(39)	(896)	2,600		
Net interest income – external	2,709	2,160	(13)	1,566	(2,561)		3,861
Net fee and commission income – internal	86	5	(121)	18	12		
Net fee and commission income – external	524	193	(249)	44	91		603
Net trading income	22	(14)		(37)	(881)		(910)
Other operating income – internal	11	(15)		3	1		
Other operating income – external	7	1,001	(2,251)	8	31		(1,204)
Net operating income	2,714	2,310	(2,673)	706	(707)		2,350
Administrative expenses – internal	(242)	(87)	(100)	(2)	(68)	499	
Administrative expenses – external	(782)	(294)	(332)	(412)	(89)	(550)	(2,459)
Depreciation and amortisation	(32)	(528)	(24)	(32)	(3)	(97)	(716)
Goodwill impairment			(2)				(2)
Other operating expenses			2,950	148			3,098
Operating expenses	(1,056)	(909)	2,492	(298)	(160)	(148)	(79)
Impairment losses on loans and advances	(722)	(469)		(119)			(1,310)
Impairment losses on investment securities		(145)					(145)
Operating profit/(loss)	936	787	(181)	289	(867)	(148)	816
Share of profits of jointly controlled entities and associates		(34)	16	(2)	(4)		(24)
Non-operating income	56						56
Profit/(loss) before taxation	992	753	(165)	287	(871)	(148)	848

The IFRS H108 result of the I&I division has been impacted by falls in investment returns due to market movements and transactions with policyholders in relation to policyholder tax, offset by better insurance contract experience and the absence of significant flood claims in H108.

Half year ended 30.06.2007

	Retail £m	Corporate £m	Insurance & Investment £m	International £m	Treasury & Asset Mgmt £m	Group Items £m	Total £m
Net interest income – internal	(549)	(557)	(37)	(565)	1,708		
Net interest income – external	2,636	1,537	(13)	1,069	(1,615)		3,614
Net fee and commission income – internal	95	4	(86)	31	(44)		
Net fee and commission income – external	537	222	(283)	25	153		654
Net trading income	7	35			(6)	105	141
Other operating income – internal							
Other operating income – external	20	1,046	6,462	387	53		7,968
Net operating income	2,746	2,287	6,043	941	360		12,377
Administrative expenses – internal	(263)	(79)	(82)		(60)	484	
Administrative expenses – external	(832)	(335)	(297)	(314)	(108)	(546)	(2,432)
Depreciation and amortisation	(37)	(516)	(29)	(27)	(2)	(99)	(710)
Goodwill impairment			(2)				(2)
Other operating expenses			(5,194)	(219)			(5,413)
Operating expenses	(1,132)	(930)	(5,604)	(560)	(170)	(161)	(8,557)
Impairment losses on loans and advances	(678)	(235)		(50)			(963)
Impairment losses on investment securities	(22)	(5)					(27)
Operating profit/(loss)	914	1,117	439	331	190	(161)	2,830
Share of profits of jointly controlled entities and associates	(7)	108	3	2			106
Non-operating income	57				4		61
Profit/(loss) before taxation	964	1,225	442	333	194	(161)	2,997

8. Segmental Analysis (continued)

Half year ended 31.12. 2007

	Retail £m	Corporate £m	Insurance & Investment £m	International £m	Treasury & Asset Mgmt £m	Group Items £m	Total £m
Net interest income – internal	(501)	(773)	(33)	(704)	2,011		
Net interest income – external	2,513	1,844	(15)	1,288	(1,940)		3,690
Net fee and commission income – internal	95	3	(82)	(10)	(6)		
Net fee and commission income – external	538	171	(238)	20	115		606
Net trading income	(14)	30	(7)	3	25		37
Other operating income – internal	19	15		45	(79)		
Other operating income – external	38	998	3,149	265	131		4,581
Net operating income	2,688	2,288	2,774	907	257		8,914
Administrative expenses – internal	(409)	(72)	(31)	(6)	18	500	
Administrative expenses – external	(691)	(354)	(383)	(351)	(188)	(580)	(2,547)
Depreciation and amortisation	(33)	(502)	(28)	(27)	(2)	(100)	(692)
Goodwill impairment			(3)				(3)
Other operating expenses			(2,212)	(59)			(2,271)
Operating expenses	(1,133)	(928)	(2,657)	(443)	(172)	(180)	(5,513)
Impairment losses on loans and advances	(616)	(367)		(66)			(1,049)
Impairment losses on investment securities		(32)		(1)			(33)
Operating profit/(loss)	939	961	117	397	85	(180)	2,319
Share of profits of jointly controlled entities and associates	(2)	124	(5)	15	(4)		128
Non-operating income	30						30
Profit/(loss) before taxation	967	1,085	112	412	81	(180)	2,477

Year ended 31.12.2007

	Retail £m	Corporate £m	Insurance & Investment £m	International £m	Treasury & Asset Mgmt £m	Group Items £m	Total £m
Net interest income – internal	(1,050)	(1,330)	(70)	(1,269)	3,719		
Net interest income – external	5,149	3,381	(28)	2,357	(3,555)		7,304
Net fee and commission income – internal	190	7	(168)	21	(50)		
Net fee and commission income – external	1,075	393	(521)	45	268		1,260
Net trading income	(7)	65	(7)	(3)	130		178
Other operating income – internal	19	15		45	(79)		
Other operating income – external	58	2,044	9,611	652	184		12,549
Net operating income	5,434	4,575	8,817	1,848	617		21,291
Administrative expenses – internal	(672)	(151)	(113)	(6)	(42)	984	
Administrative expenses – external	(1,523)	(689)	(680)	(665)	(296)	(1,126)	(4,979)
Depreciation and amortisation	(70)	(1,018)	(57)	(54)	(4)	(199)	(1,402)
Goodwill impairment			(5)				(5)
Other operating expenses			(7,406)	(278)			(7,684)
Operating expenses	(2,265)	(1,858)	(8,261)	(1,003)	(342)	(341)	(14,070)
Impairment losses on loans and advances	(1,294)	(602)		(116)			(2,012)
Impairment losses on investment securities	(22)	(37)		(1)			(60)
Operating profit/(loss)	1,853	2,078	556	728	275	(341)	5,149
Share of profits of jointly controlled entities and associates	(9)	232	(2)	17	(4)		234
Non-operating income	87				4		91
Profit/(loss) before taxation	1,931	2,310	554	745	275	(341)	5,474

9. Taxation

The tax credit for the period of £102m (H1 2007 tax charge of £858m) includes a £451m tax credit (H1 2007 £167m tax charge) in respect of the tax attributable to the policyholder earnings in the Group's UK life companies. The H1 2007 tax charge of £858m includes a credit of £110m in respect of the change in the rate of UK corporation tax. Excluding these items results in an effective rate of 27.0% (H1 2007 28.3%). Included within the tax credit of £102m is an overseas tax charge of £148m (H1 2007 £110m).

The main UK corporation tax rate reduced from 30% to 28% in April 2008. The average rate of UK corporation tax for the year to December 2008 is 28.5%. A reconciliation of the actual tax to the average rate of 28.5% (H1 2007 30%) is detailed below:

	Half year ended 30.06.2008 £m	Half year ended 30.06.2007 £m	Half year ended 31.12.2007 £m	Year ended 31.12.2007 £m
Profit before tax	**848**	2,997	2,477	5,474
Expected tax charge at 28.5%/30%	**242**	899	743	1,642
Effects of:				
Change in rates of corporation tax on deferred assets and liabilities		(110)	(68)	(178)
Expenses not deductible/(income not chargeable) for tax purposes	**29**	(22)	(26)	(48)
Net effect of differing tax rates overseas	**20**	(1)	30	29
Tax exempt gains	**(35)**	(35)	(55)	(90)
Policyholder tax for life assurance business	**(322)**	117	(104)	13
Impairment on investment securities	**35**	12	4	16
Adjustments in respect of previous periods	**(83)**	(4)	(10)	(14)
Other	**12**	2	(7)	(5)
Total income tax on profit	**(102)**	858	507	1,365
The tax expense is made up as follows:				
Tax on policyholder returns	**(451)**	167	(149)	18
Tax on shareholder returns	**349**	691	656	1,347
	(102)	858	507	1,365

10. Earnings Per Share

Basic and diluted earnings per ordinary share are based upon Group profit attributable to ordinary shareholders which is calculated as follows:

	Half year ended 30.06.2008 £m	Half year ended 30.06.2007 £m	Half year ended 31.12.2007 £m	Year ended 31.12.2007 £m
Profit attributable to parent company shareholders	**931**	2,114	1,931	4,045
Profit attributable to preference shareholders	**(51)**	(51)	(29)	(80)
Profit attributable to ordinary shareholders for continuing operations	**880**	2,063	1,902	3,965

The closing share price on 26 June 2008 was 275.7p, 0.7p higher than the 275p issue price per new share under the Rights Issue resulting in an adjustment factor of 1.001. Applying the adjustment factor to the average number of ordinary shares in issue restates earnings per share as follows:

	Half year ended 30.06.2007	Year ended 31.12.2007
As published:		
Average number of ordinary shares in issue for basic EPS (millions)	3,746	3,735
Earnings (basic)	55.1p	106.2p
Earnings (diluted)	54.6p	105.5p
Restated:		
Average number of ordinary shares in issue for basic EPS (millions)	3,749	3,738
Earnings (basic)	55.0p	106.1p
Earnings (diluted)	54.6p	105.4p

11. Loans and Advances to Customers

	As at 30.06.2008 £m	As at 31.12.2007 £m
Retail secured lending	**238,151**	235,849
Retail unsecured lending	**19,880**	19,831
Corporate, International and Treasury	**201,577**	177,700
Gross loans and advances to customers	**459,608**	433,380
Impairment losses on loans and advances (Note 6)	**(3,658)**	(3,373)
Net loans and advances to customers	**455,950**	430,007

The mix of the Group's gross lending portfolio is summarised in the following table:

	As at 30.06.2008 £m	As at 31.12.2007 £m
Energy	**2,343**	2,269
Manufacturing industry	**4,456**	4,332
Construction and property	**46,154**	41,099
Hotels, restaurants and wholesale and retail trade	**13,737**	12,620
Transport, storage and communication	**6,987**	6,834
Financial	**12,350**	6,312
Other services	**16,258**	15,396
Individuals:		
Residential mortgages	**235,924**	235,771
Other personal lending	**17,910**	19,229
Non-UK residents	**103,489**	89,518
Total	**459,608**	433,380

Loans and advances to customers include advances that are securitised under the Group's securitisation programmes, the majority of which have been sold by subsidiary companies to bankruptcy remote special purpose entities, funded by the issue of debt on terms whereby some of the risks and rewards of the portfolio are retained by the subsidiary. Accordingly, all these advances are retained on the Group's balance sheet with the debt issued included within debt securities in issue. The Group's principal securitisation programmes and the type of loans and advances securitised are as follows

Programme		As at 30.06.2008 £m	As at 31.12.2007 £m
Permanent	UK residential mortgages	**38,770**	31,577
Mound	UK residential mortgages	**4,545**	4,545
Swan	Australian residential mortgages	**2,592**	2,726
Candide	Dutch residential mortgages	**3,878**	2,491
Prominent	Commercial loans	**1,061**	1,101
Covered Bonds	UK residential mortgages	**44,775**	34,704
Social Housing Covered Bonds	UK residential mortgages	**2,393**	2,362
Pendeford	UK residential mortgages	**2,088**	2,508
Melrose	Commercial loans		750
Other	UK residential mortgages	**103**	104
		100,205	82,868

In addition to the programmes above loans and advances totalling £nil (2007 £14,089m) relating to UK residential mortgages have been securitised using credit default swaps.

12. Investment Securities

As at 30.06.2008

	Policyholder assets at fair value through the income statement £m	At fair value through the income statement £m	Available for sale £m	Loans and receivables £m	Total £m
Listed					
Debt securities	**17,982**	**6,822**	**30,518**		**55,322**
Equity shares	**44,764**	**313**	**206**		**45,283**
Total listed	**62,746**	**7,135**	**30,724**		**100,605**
Unlisted					
Debt securities	**20**	**277**	**13,845**	**1,697**	**15,839**
Equity shares	**89**	**409**	**2,132**		**2,630**
Total unlisted	**109**	**686**	**15,977**	**1,697**	**18,469**
Total	**62,855**	**7,821**	**46,701**	**1,697**	**119,074**
Comprising:					
Debt securities	**18,002**	**7,099**	**44,363**	**1,697**	**71,161**
Equity shares	**44,853**	**722**	**2,338**		**47,913**

As at 31.12.2007

	Policyholder assets at fair value through the income statement £m	At fair value through the income statement £m	Available for sale £m	Loans and receivables £m	Total £m
Listed					
Debt securities	20,712	7,774	31,944		60,430
Equity shares	46,875	393	261		47,529
Total listed	67,587	8,167	32,205		107,959
Unlisted					
Debt securities	2	847	14,833	1,441	17,123
Equity shares	94	274	2,948		3,316
Total unlisted	96	1,121	17,781	1,441	20,439
Total	67,683	9,288	49,986	1,441	128,398
Comprising:					
Debt securities	20,714	8,621	46,777	1,441	77,553
Equity shares	46,969	667	3,209		50,845

In keeping with normal market practice, the Group enters into securities lending transactions and repurchase agreements, whereby cash and securities are temporarily received or transferred as collateral.

Debt securities with a value of £23,806m (end 2007 £14,181m) were subject to agreement to repurchase, where the transferee obtains the right to pledge or sell the asset they receive. Debt securities also include securities pledged as collateral as part of securities lending transactions amounting to £28,549m (end 2007 £11,918m).

Debt securities include asset backed securities of £16,208m (end 2007 £18,563m) which are held in the Group's Grampian conduit. This is a series of bankruptcy remote special purpose entities ('SPEs') that are funded by the issue of commercial paper and banking facilities. As some of the rewards and risks of the portfolio are retained by the Group, including the provision of liquidity facilities by Bank of Scotland plc, to the conduit, the assets and liabilities of the conduit are consolidated as part of the Group.

The Group also has a smaller conduit, Landale, which is partially consolidated. Debt securities of £552m (end 2007 £604m) are included in available for sale investments. Further details are included in Note 20.

Impairments on investment securities of £145m (H1 2007 £27m) have been charged to the income statement and there are no impairment provisions held in respect of the Group's investment securities at the period end.

Securities held as collateral as stock borrowed or under reverse repurchase agreements amounted to £51,248m (end 2007 £39,975m). These are not recognised as assets and are therefore not included above. Of this amount the Group had resold or repledged £49,169m (end 2007 £28,817m) as collateral for its own transactions.

13. Value of In-force Long Term Assurance Business

	30.06.2008 £m	31.12.2007 £m
At 1 January	**3,184**	3,104
Unwind of discount rate	**127**	245
Release to income statement	**(225)**	(415)
Effect of experience in the period[1]	**(83)**	(201)
New business	**199**	567
Changes in assumptions[2]	**18**	(180)
Exchange translation	**64**	64
Closing	**3,284**	3,184

(1) Effect of experience in the period

During the period to 30 June 2008 changes have been made to certain investment bonds with additional life cover being added. In accordance with IFRS 4 'Insurance Contracts' this results in these products transferring from being accounted for as investment contracts to insurance contracts. This has resulted in a £143m increase in the value of in-force long term assurance business. This is partly offset by a net £80m, principally arising from a reduction in deferred origination costs, which are charged to fees and commission expense. The overall impact of this change is an increase in profit before tax of £63m (H1 2007 £nil).

(2) Change in assumptions

The key assumptions used in the measurement of the value of in-force long term assurance business relating to insurance contracts and investment contracts with a discretionary participating feature ('DPF') are determined by the Board of Directors.

The economic assumptions that have the greatest effect on the calculation of the value of in-force long term assurance business are set out in the Group's 2007 financial statements and there were no significant changes in the economic assumptions during the period to 30 June 2008. These assumptions require the application of material judgement and are chosen to represent a long term view of the likely economic environment.

Experience assumptions also have a significant effect on cash flow projections. The selection of these assumptions also requires the application of material judgement and is made with reference to historic trends, taking into account the analysis of actual versus expected experience as well as industry data. The experience assumptions applied in the half year to 30 June 2008 are unchanged from those used in 2007, which are set out in the Group's 2007 financial statements.

14. Insurance Contract Liabilities

Assumptions

The only significant changes to the assumptions used to calculate the value of policyholder liabilities at the half year 30 June 2008 and 30 June 2007 from those used at the year end 31 December 2007 were due to the change in valuation rates of interest which were updated to reflect prevailing economic conditions at the balance sheet date. The valuation rate of interest assumptions were broadly matched by changes in the valuation of investment securities.

The valuation rates of interest used are as follows:

	As at 30.06.2008	As at 31.12.2007
Non-profit policies		
Pension annuities	4.5% – 5.9%	4.1% – 5.3%
Term assurances	4.0% – 4.8%	3.5% – 4.4%
Unit-linked policies		
Life assurance	3.7% – 4.5%	3.3% – 4.0%
Pensions	4.2% – 5.6%	4.1% – 4.9%

In isolation an increase in the valuation rate of interest decreases liabilities leading to an increase in profits or vice versa.

15. Debt Securities in Issue

	As at 30.06.2008 £m	As at 31.12.2007 £m
Bonds and medium term notes	**72,430**	73,818
Other debt securities	**121,045**	132,702
	193,475	206,520

At 30 June 2008, debt securities in issue include £7,763m issued by the Grampian conduit (end 2007 £11,954m) and £689m issued by the Landale conduit (end 2007 £137m).

16. Other Borrowed Funds

	As at 30.06.2008 £m	As at 31.12.2007 £m
Preferred securities	**5,069**	4,973
Preference shares	**1,567**	1,571
Subordinated liabilities:		
Dated	**12,494**	10,964
Undated	**6,954**	6,745
	26,084	24,253

17. Reconciliation of Shareholders' Equity

	Share capital[i] £m	Share premium £m	Other reserves: Cash flow hedge reserve £m	Other reserves: Available for sale reserve £m	Other reserves: Other reserves £m	Retained earnings £m	Minority interests[ii] £m	Total £m
At 1 January 2008	1,131	2,997	(85)	(313)	552	17,567	385	22,234
Foreign exchange translation					48			48
Net actuarial losses from defined benefit plans						(292)		(292)
Available for sale investments:								
Net change in fair value				(1,954)				(1,954)
Transfer to the income statement				94				94
Cash flow hedges:								
Effective portion of changes in fair value taken to equity			486					486
Net gains transferred to the income statement			(51)					(51)
Profit for the period						931	19	950
Total recognised income and expense			435	(1,860)	48	639	19	(719)
Dividends paid (Note 18)						(1,256)	(11)	(1,267)
Issue of new shares	5	88					750	843
Ordinary share buyback								
Repayment of capital to minority interests							(110)	(110)
Movement in own shares						105		105
Movement in share-based compensation reserve						47		47
At 30 June 2008	1,136	3,085	350	(2,173)	600	17,102	1,033	21,133

(i) Share capital

On 29 April 2008 HBOS announced that it would make a rights issue of two new ordinary shares for every five ordinary shares held at a price of 275p per share. On 26 June 2008 a General Meeting increased the authorised share capital of HBOS plc by 2,900m ordinary shares to 7,640m ordinary shares and approved the rights issue. Nil paid shares were issued under the rights issue on 27 June 2008 and consequently at the period end 1,500m of nil paid ordinary shares were outstanding. The rights issue was completed in July and raised £4.0bn net of expenses.

(ii) Minority interests

On 19 March 2008 HBOS Capital Funding No.4 L.P. issued £750m Fixed-to-Floating Rate Perpetual Preferred Securities at par. Discretionary distributions at a rate of 9.54% per annum payable semi-annually in arrears until 19 March 2018 at which time the interest rate will become three month LIBOR plus 6.75% per annum payable quarterly in arrears. The Group has the option to redeem these securities on 19 March 2018 and quarterly thereafter.

17. Reconciliation of Shareholders' Equity (continued)

			Other reserves					
	Share capital £m	Share premium £m	Cash flow hedge reserve £m	Available for sale reserve £m	Other reserves £m	Retained earnings £m	Minority interests £m	Total £m
At 1 January 2007	1,139	2,856	423	203	535	15,529	486	21,171
Foreign exchange translation					63			63
Net actuarial losses from defined benefit plans						261		261
Available for sale investments:								
Net change in fair value				87				87
Net gains transferred to the income statement				(129)				(129)
Cash flow hedges:								
Effective portion of changes in fair value taken to equity			74					74
Net gains transferred to the income statement			(118)					(118)
Profit for the period						2,114	29	2,143
Total recognised income and expense			(44)	(42)	63	2,375	29	2,381
Dividends paid (Note 18)						(1,099)	(25)	(1,124)
Issue of new shares	2	69						71
Ordinary share buyback	(7)				7	(394)		(394)
Sale of disposal group							(129)	(129)
Other movements							(1)	(1)
Movement in own shares						(28)		(28)
Movement in share-based compensation reserve						(66)		(66)
At 30 June 2007	1,134	2,925	379	161	605	16,317	360	21,881

	Share capital £m	Share premium £m	Other reserves: Cash flow hedge reserve £m	Other reserves: Available for sale reserve £m	Other reserves £m	Retained earnings £m	Minority interests £m	Total £m
At 1 January 2007	1,139	2,856	423	203	535	15,529	486	21,171
Foreign exchange translation				1	1			2
Net actuarial gains from defined benefit plans (net of tax)						312		312
Available for sale investments:								
Net change in fair value				(333)				(333)
Net gains transferred to the income statement				(184)				(184)
Cash flow hedges:								
Effective portion of changes in fair value taken to equity			(216)					(216)
Net gains transferred to the income statement			(292)					(292)
Profit after tax						4,045	68	4,113
Total recognised income and expense			(508)	(516)	1	4,357	68	3,402
Dividends paid (Note 18)						(1,747)	(39)	(1,786)
Issue of new shares	5	141						146
Ordinary share buyback	(13)				13	(500)		(500)
Sale of disposal group							(130)	(130)
Other movements					3	(15)		(12)
Movement in own shares						(177)		(177)
Tax on share-based compensation schemes						(36)		(36)
Movement in share-based compensation reserve						156		156
At 31 December 2007	**1,131**	**2,997**	**(85)**	**(313)**	**552**	**17,567**	**385**	**22,234**

18. Dividends

A Capitalisation Issue has been approved in lieu of the 2008 interim dividend at the General Meeting on 26 June 2008. After the balance sheet date the Directors have proposed a Capitalisation amount currently equivalent to 6.1p per ordinary share. Existing shareholders will receive a number of new shares, the amount of which will be determined on 3 October 2008 and will be based on the average of the middle market quotations for ordinary shares for the three dealing days starting on and including 1 October 2008.

The following dividends have been charged direct to retained earnings:

	Half year ended 30.06.2008 £m	Half year ended 30.06.2007 £m	Half year ended 31.12.2007 £m	Year ended 31.12.2007 £m
Ordinary dividends				
2007 interim dividend of 16.6 pence per ordinary share			619	619
2007 final dividend paid of 32.3 pence per ordinary share (2006 27.9 pence per share)	**1,205**	1,048		1,048
Preference dividends	**51**	51	29	80
	1,256	1,099	648	1,747

19. Contingent Liabilities and Commitments

	As at 30.06.2008 £m	As at 31.12.2007 £m
Contingent liabilities		
Acceptances and endorsements	**6**	43
Guarantees and irrevocable letters of credit	**4,890**	6,891
	4,896	6,934
Commitments		
Short term trade related transactions	**152**	115
Undrawn formal standby facilities, credit lines and other commitments to lend with a maturity:		
Up to and including one year	**58,941**	68,253
Over one year	**32,786**	31,416
	91,879	99,784

On 27 July 2007, it was announced that members of the HBOS Group, along with seven other major UK current account providers, had reached agreement with the Office of Fair Trading to commence legal proceedings in the High Court of England and Wales for a declaration (or declarations) to resolve legal uncertainties concerning the fairness and lawfulness of unarranged overdraft charges (the "Test Case"). It was also announced that HBOS and those other providers will seek a stay of all current and potential future court proceedings which are brought against them in the UK concerning these charges and have obtained the consent of the Financial Ombudsman Service not to proceed with consideration of the merits of any complaints concerning these charges that are referred to them prior to the resolution of the Test Case. By virtue of a waiver granted by the Financial Services Authority of its complaints handling rules, HBOS (and other banks, including the banks party to the Test Case) will not be dealing with or resolving customer complaints about unarranged overdraft charges while the waiver is in force. On 21 July 2008, the FSA confirmed that it is extending its waiver regarding unarranged overdraft charges complaints until 26 January 2009.

The first step in the Test Case was a trial of certain 'preliminary' issues concerning the legal status and enforceability of contractual terms relating to unarranged overdraft charges.

This preliminary trial concluded on 8 February 2008 and the judgement was handed down on 24 April 2008. The judgement held that the contractual terms relating to unarranged overdraft charges currently used by the HBOS Group (i) are not unenforceable as penalties, but (ii) are not exempt from assessment for fairness under the Unfair Terms in Consumer Contract Regulations 1999 ("UTCCRs").

At a court hearing on 22 and 23 May 2008, the Judge granted HBOS and the other Test Case banks permission to appeal his decision that unarranged overdraft charges are assessable for fairness under the UTCCRs. This appeal is likely to take place before the end of 2008. A further hearing took place in early July 2008 at which the Court was asked to consider whether terms and conditions previously used by the Test Case banks are capable of being penalties. The judgement is awaited. Depending on the outcome of the appeal and the further hearing that took place in July 2008, another hearing may be required in order for the Court to determine the fairness of the charges.

A definitive outcome of the Test Case is unlikely to be known for at least twelve months.

Given the early stage of these proceedings and the uncertainty as to their outcome, it is not practicable at this time to estimate any potential financial effect.

The Group is engaged in other litigation in the UK and overseas arising out of its normal business activities. The Group considers that none of these actions is material and has not disclosed any contingent liability in respect of these actions because it is not practical to do so.

20. Special Purpose Entities

The Group sponsors special purpose entities ('SPEs') that are used in its securitisation and funding programmes. The principal securitisation programmes are listed in Note 11. In addition, the Group sponsors two conduit programmes, Grampian and Landale, which invest in asset-backed securities funded by commercial paper or through banking facilities. Details of the assets secured under these conduit programmes are given in Note 12.

Two of the Landale SPEs are not consolidated by the Group. One is the central funding company for the conduit that obtains external funding and lends it to the purchasing companies. The second is a purchasing company that has acquired floating rate notes issued under the Group's mortgage securitisation programmes and which is supported by liquidity lines that are provided by third party banks. These entities are not consolidated as there are insufficient indicators of control, in particular as the credit risk relating to the assets held by the entities and the liquidity risks are not borne by the Group. If these entities were consolidated the financial impact would be minimal.

21. Related Party Transactions

Related party transactions and transactions with key management personnel in the half year to 30 June 2008 are similar in nature to those for the year ended 31 December 2007. Full details of the Group's related party transactions and transactions with key management personnel for the year ended 31 December 2007 can be found in the Group's 2007 financial statements.

22. Post Balance Sheet Events

On 18 July 2008, the Group completed the Rights Issue announced on 29 April 2008, raising £4.0bn after expenses.

A Capitalisation Issue has been approved in lieu of the 2008 interim dividend as explained in Note 18.

Independent Review Report to HBOS plc

Introduction

We have been engaged by HBOS plc (the 'Company') to review the Condensed Financial Statements in the half-yearly financial report for the six months ended 30 June 2008 which comprises the Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Cash Flow Statement, the Consolidated Statement of Recognised Income and Expense and the related explanatory notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the Condensed Financial Statements.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Disclosure and Transparency Rules ('DTR') of the UK Financial Services Authority ('FSA'). Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the FSA.

As disclosed in the Section 240 Statement, the annual financial statements of the Group are prepared in accordance with IFRS as adopted by the EU. The Condensed Financial Statements included in this half-yearly financial report has been prepared in accordance with IAS 34 'Interim Financial Reporting' as adopted by the EU.

Our responsibility

Our responsibility is to express to the Company a conclusion on the Condensed Financial Statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the Condensed Financial Statements in the half-yearly financial report for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the FSA.

KPMG Audit Plc, Chartered Accountants, Edinburgh, 30 July 2008

Supplementary Embedded Value Information for the UK Investment Business

Introduction

The introduction of IFRS in 2005 resulted in a change to the timing of reported profit recognition in respect of Investment Business. Under IFRS, insurance contracts continue to be accounted for on an Embedded Value ('EV') basis but investment contracts are now all accounted for under IAS 39. This has the effect of delaying the recognition of profit in respect of some investment contracts and, in particular, has resulted in the reporting of losses in the year of their sale.

To assist in the understanding of the underlying performance and value generation of our UK Investment Business, the supplementary information set out below provides the financial results for our UK Investment Business as if both insurance and investment contracts (including mutual funds) were accounted for on an EV basis. We refer to this as the 'Full EV' basis. The Full EV basis uses the same methodology as that which is applied to the calculation of EV on insurance contract business under IFRS. We have not adopted European EV. The economic assumptions used for the Full EV basis are the same as used under the reported IFRS basis set out on page 172.

Applying the Full EV basis results in the earlier recognition of profit on new investment contract business, but subsequently a lower contribution from existing business, when compared to the recognition of profits on investment contracts under IAS 39. Differences between actual and expected experience on existing business often have a greater impact on a Full EV basis, as changes in experience can result in significant adjustments to modelled future cashflows. In contrast, under IAS 39, variations in experience compared to expectations are recognised in the income statement in the year in which they arise.

No additional information has been provided in relation to General Insurance or European Financial Services as the investment business not already accounted for on an EV basis under IFRS on these businesses is immaterial.

Key Financial Highlights

The key highlights of the Full EV basis are as follows:

- Group embedded value on a Full EV basis was £7,708m as at 30 June 2008 (end 2007 £7,684m), £2,641m higher than reported under IFRS.
- Underlying earnings per share on the Full EV basis decreased 13% to 49.6p (H1 2007 57.1p), 2.2p (5%) higher than reported under IFRS.
- Overall, underlying profit before tax for the UK Investment Business declined 1% to £342m (H1 2007 £345m), £116m higher than reported under IFRS.
- Contribution from new business in the UK Investment Business decreased by 29% to £195m (H1 2007 £273m) due to lower new business volumes, as market volatility has impacted on the new business performance across the sector. However this is £218m higher than the new business contribution reported under IFRS.

A comparison of the Group's financial results on a Full EV basis and the IFRS basis is set out below.

	Half year ended 30.06.2008 Full EV Basis	**Half year ended 30.06.2008 IFRS Basis****	Half year ended 30.06.2007 Full EV Basis	Half year ended 30.06.2007 IFRS Basis**
Underlying profit before tax	**£2,662m**	**£2,546m**	£3,098m	£2,962m
Underlying EPS	**49.6p**	**47.4p**	57.1p	54.6p
Post tax return on mean equity	**16.4%**	**16.6%**	20.6%	21.0%

	As at 30.06.2008 Full EV Basis	**As at 30.06.2008 IFRS Basis**	As at 31.12.2007 Full EV Basis	As at 31.12.2007 IFRS Basis
Group embedded value (net of tax)*	**£7,708m**	**£5,067m**	£7,684m	£4,960m
Proforma net asset value per ordinary share	**461p**	**435p**	589p	551p

* Includes Europe of £712m (2007 £665m) and UK General Insurance of £151m (2007 £225m).

** Excluding NFVA.

UK Investment Business

Full EV Information

Underlying profit before tax for our UK Investment Business on the Full EV basis was 1% lower in 2008 at £342m (H1 2007 £345m), due to lower new business volumes in the first half of 2008, partly offset by growth in the contribution from existing business. The table below analyses this result:

	Half year ended 30.06.2008				Half year ended 30.06.2007			
	Life & Pensions Insurance Contracts £m	**Life & Pensions Investment Contracts £m**	**Mutual Funds Investment Contracts £m**	**Total £m**	Life & Pensions Insurance Contracts £m	Life & Pensions Investment Contracts £m	Mutual Funds Investment Contracts £m	Total £m
Contribution from existing business								
Expected contribution	**79**	**72**	**32**	**183**	76	64	31	171
Actual vs expected experience	**72**	**(86)**	**22**	**8**	34	(51)	(14)	(31)
	151	**(14)**	**54**	**191**	110	13	17	140
Contribution from new business	**103**	**42**	**50**	**195**	142	71	60	273
Investment earnings on net assets	**68**	**4**		**72**	54	4		58
Contribution from Investment Business	**322**	**32**	**104**	**458**	306	88	77	471
Development expenditure*	**(30)**			**(30)**	(38)			(38)
Overheads associated with development activity*	**(20)**			**(20)**	(24)			(24)
Debt Financing cost*	**(66)**			**(66)**	(64)			(64)
Underlying profit before tax	**206**	**32**	**104**	**342**	180*	88	77	345

* Development costs, overheads and financing costs have been attributed to Life & Pensions Insurance Contracts business for presentational purposes only.

The contribution from new business under the Full EV basis decreased by 29% in 2008 to £195m (H1 2007 £273m) due to lower new business volumes in the first half of 2008. In addition, we have experienced changes in business mix which have further reduced the new business contribution compared to the first half of 2007. Most notably we have seen lower sales of single premium products, particularly bonds, reflecting volatile markets and economic uncertainty which has led many investors to defer investments in equity based products. This has been offset in part by increased sales of mutual fund, ISA and pensions business which, whilst still generating good returns, make a lower contribution to profit compared to bonds.

The contribution from existing business increased by 36% to £191m (H1 2007 £140m). The expected contribution improved by 7% to £183m (H1 2007 £171m) reflecting the growing in-force book of existing business. Our business is at a relatively early stage of development and hence the contribution to profit from in-force business is smaller than that for some of our longer established peers, but it continues to grow. Positive actual vs expected experience in 2008 was £8m (H1 2007 £(31)m). Actual vs expected persistency experience was £63m adverse (H1 2007 £83m) however, this charge has reduced since H1 2007, despite volatile market conditions. This has been offset by other favourable experience including benefits from enhancements to actuarial modelling and positive experience on expenses and mortality.

Actual vs Expected experience for Investment contracts includes a negative adjustment of £63m in respect of the transfer of certain Intermediary bond business to insurance contracts. There is a corresponding positive adjustment within Actual vs Expected experience for Insurance contracts and hence no impact on overall Full EV underlying profit.

Supplementary EV Information

Reconciliation of IFRS to Full EV

A reconciliation of underlying profit before tax on the Full EV basis with the reported IFRS basis is set out below.

	Half year ended 30.06.2008				Half year ended 30.06.2007			
	Life & Pensions Insurance Contracts £m	**Life & Pensions Investment Contracts £m**	**Mutual Funds Investment Contracts £m**	**Total £m**	Life & Pensions Insurance Contracts £m	Life & Pensions Investment Contracts £m	Mutual Funds Investment Contracts £m	Total £m
Underlying profit before tax (IFRS basis)	**206**	**13**	**7**	**226**	180	34	(5)	209
Additional contribution from new business		**122**	**96**	**218**		128	127	255
Lower contribution from existing business		**(103)**	**1**	**(102)**		(78)	(45)	(123)
Additional investment earnings on net assets						4		4
Increase in underlying profit before tax		**19**	**97**	**116**		54	82	136
Underlying profit before tax (Full EV basis)	**206**	**32**	**104**	**342**	180*	88	77	345

Moving to the Full EV basis results in earlier recognition of profits from sales of new investment contracts, offset in part by the subsequent recognition of lower profits on existing investment contracts. The Full EV basis, unlike the IFRS basis, recognises profits on new business at the point of sale with the contribution from existing business consisting only of the unwind of the discount rate related to the net present value of future cashflows and changes in experience compared to that initially modelled at the point of sale.

The contribution from new investment contracts under the Full EV basis was £218m (H1 2007 £255m) higher than under the reported IFRS result. The difference between new business contributions on an IFRS and Full EV basis is £37m lower than in 2007, reflecting a greater proportion of insurance contract sales relative to investment contracts.

Under the Full EV basis, the contribution from existing business in 2008 was £102m (H1 2007 £123m) lower than under the IFRS basis, the Full EV basis contribution from existing investment contract business being £44m (including £4m investment return on investment contract net assets) compared to £146m under the IFRS basis.

New Business Profitability

Long term assurance businesses have historically disclosed new business in terms of APE and have calculated new business margins as a percentage of APE. There is a growing opinion across the industry that APE does not have a close correlation with the underlying profitability of new business and consequently the industry is moving to provide disclosure on the PVNBP basis, including measuring new business profitability with reference to PVNBP. New business profitability for the UK Investment Business (including both Life & Pensions and Mutual Funds) calculated by using the Full EV basis, as a percentage of PVNBP, is set out below.

	Half year ended 30.06.2008			Half year ended 30.06.2007		
	New Business PVNBP* £m	**New Business Contribution £m**	**New Business Profitability %PVNBP**	New Business PVNBP* £m	New Business Contribution £m	New Business Profitability %PVNBP
Bancassurance	**2,880**	**113**	**3.9**	4,279	177	4.1
Intermediary	**1,938**	**18**	**0.9**	1,853	24	1.3
Wealth Management	**1,653**	**64**	**3.9**	1,681	72	4.3
Total	**6,471**	**195**	**3.0**	7,813	273	3.5
Life & Pensions	**4,897**	**145**	**3.0**	6,325	213	3.4
Mutual Funds	**1,574**	**50**	**3.2**	1,488	60	4.0
Total	**6,471**	**195**	**3.0**	7,813	273	3.5

* Excluding business (£730m PVNBP in 2008, £468m in 2007) distributed but not manufactured by the Group.

New business profitability decreased to 3.0% of PVNBP (H1 2007 3.5%, H2 2007 3.1%). This fall was driven by changes in sales mix, principally due to lower sales of single premium bonds. The most significant impact was in Bancassurance where market conditions have had the greatest effect, with many sales in this channel being to first time investors. Despite these reductions, margins remain relatively strong, driven by the profitability of Bancassurance and SJP, and the strength and efficiency of our distribution continues to be an important advantage.

Balance Sheet Information

The total net of tax embedded value of UK Investment Business on the Full EV basis is as follows:

	As at 30.06.2008				As at 31.12.2007			
	Life & Pensions Insurance Contracts £m	**Life & Pensions Investment Contracts £m**	**Mutual Funds Investment Contracts £m**	**Total £m**	Life & Pensions Insurance Contracts £m	Life & Pensions Investment Contracts £m	Mutual Funds Investment Contracts £m	Total £m
Shareholder funds	**2,709**	**502**	**231**	**3,442**	2,573	500	238	3,311
Value of in-force business (net of tax)	**1,495**	**1,284**	**624**	**3,403**	1,497	1,376	610	3,483
Total embedded value (net of tax)*	**4,204**	**1,786**	**855**	**6,845**	4,070	1,876	848	6,794

* Total embedded value excludes subordinated debt liabilities for the UK Investment Business of £1,074m (2006 £1,014m).

The table below analyses the movement in embedded value of our UK Investment Business on the Full EV basis:

	Half year ended 30.06.2008			
	Life & Pensions Insurance Contracts £m	**Life & Pensions Investment Contracts £m**	**Mutual Funds Investment Contracts £m**	**Total £m**
Opening embedded value	4,070	1,876	848	6,794
Contribution from Investment business	322	32	104	458
Development costs, associated overheads and financing costs*	(116)			(116)
Underlying profit before tax	206	32	104	342
Short term investment fluctuations	(117)	(158)	(81)	(356)
Underlying tax charge	105	12	(17)	100
Dividends paid	(75)	(12)		(87)
Other capital movements	15	36	1	52
Movement in embedded value for the year	134	(90)	7	51
Closing embedded value	**4,204**	**1,786**	**855**	**6,845**

* Development costs, overheads and financing costs have been attributed to Life & Pensions Insurance Contracts business for presentational purposes only.

Group Overview

The Group is operating in difficult market conditions. Relative to 2007, in the nine months to the end of September 2008, profitability has been impacted by higher impairments, negative fair value adjustments to the Treasury Portfolio, the sale of BankWest and short term fluctuations in investment returns. However, despite higher funding costs, net interest income from our banking businesses has increased and our Insurance & Investment business has made a good contribution. This, together with tight Group cost control, demonstrates the strength of our core business.

HBOS's capital ratios benefit from the proceeds of the Rights Issue and capitalisation of the interim dividend for 2008. As at 30 September 2008, our Tier 1 ratio was 8.1% and our Core Tier 1 ratio 6.0%.

The proposed placing of £8.5bn additional equity and £3bn 12% preference shares in January 2009, subject to shareholder approval, would be equivalent to an increase in the relevant capital ratios at that time of some 340bps for Tier 1 and 250bps for Core Tier 1. Most importantly, this injection of capital is linked to the provision of Government guarantees for certain wholesale funding issuance. This materially strengthens the Group's funding position following deposit outflows in September and in the first half of October, which have now slowed significantly.

The proposed acquisition of the HBOS Group by Lloyds TSB is proceeding according to plan. As announced today, the Lloyds TSB meeting to approve the acquisition of HBOS will be held on 19 November 2008. HBOS expects to hold a General Meeting to approve the acquisition by Lloyds TSB, and the placing of equity and preference shares, in December 2008. Subject to shareholder approval and legal and regulatory clearances, HBOS expects the transaction to complete in January 2009.

Divisional Review

Retail

The Retail business is proving resilient in difficult market conditions. The strength of Retail net interest income underpins profitability. The Retail net interest margin for the year as a whole is expected to be broadly stable relative to the margin reported for the first half of 2008, benefiting from the extended life and re-pricing of mortgages, despite higher funding costs. Costs remain firmly under control. The HBOS multi-brand franchise remains strong; both new business sales and brand tracking among customers remain robust.

Secured lending arrears have risen broadly in line with our expectations. This, together with the decline in house prices, has resulted in an increase in the secured impairment charge to £440m for the nine month period to 30 September 2008 (£213m 30 June 2008). Unsecured lending arrears are as expected, giving rise to an impairment charge of £806m for the period to 30 September 2008 (£509m 30 June 2008). As previously indicated, this is below the level reported for the same period in 2007.

Residential Mortgages and Arrears Trends

At the end of September 2008, mainstream mortgages accounted for 71.9% of balances (72.1% 30 June 2008), Buy-to-Let (BTL) 13.3% (12.8% 30 June 2008), Self Certified 12.6% (12.9% 30 June 2008) and other Lending 2.2% (2.2% 30 June 2008).

Mortgage book Loan to Value (LTV) ratios are based on mortgage balances at the relevant month end and the most recent quarterly regional house price data (currently end September 2008). On this basis, the average LTV ratio of our mortgage book was 52% at the end of September 2008 (48% 30 June 2008). On the same basis the average LTV of the impaired book was 69% at the end of September 2008 (63% 30 June 2008). The equivalent figures for impaired mainstream and specialist mortgages were 62% (57% 30 June 2008) and 77% (71% 30 June 2008) respectively.

Total secured impaired loans increased to £5,623m (£5,138m 30 June 2008), 2.37% of end September 2008 balances (2.16% 30 June 2008).

The analysis of mortgage arrears at the end of September 2008, excluding repossessions, is shown in Table 1 below:

Table 1	*Cases as a % of total mortgages*			*Value of debt as a % of total mortgages*		
	End Sep 2008	*End Jun 2008*	*End Dec 2007*	*End Sep 2008*	*End Jun 2008*	*End Dec 2007*
Mainstream	1.26	1.23	1.16	1.51	1.44	1.33
Specialist *	2.80	2.49	1.97	3.69	3.27	2.59
Total	1.55	1.46	1.30	2.12	1.95	1.67

* Specialist includes BTL where arrears cases, excluding repossessions, were 1.60% of total BTL mortgages at the end of September 2008 (1.33% 30 June 2008) and 2.08% of value of debt on BTL mortgages (1.73% 30 June 2008). Self Certified arrears cases, excluding repossessions, were 3.59% of total Self Certified mortgages at the end of September 2008 (3.22% 30 June 2008) and 4.61% of value of debt on Self Certified mortgages (4.12% 30 June 2008).

Corporate

While Corporate performance has been impacted by higher impairments and lower non interest income, we have seen a modest increase in net interest income, notwithstanding higher funding costs. Costs remain firmly under control.

Since the half year, the Corporate credit environment has deteriorated, with an increasing number of customers operating under stressed conditions. The construction and real estate sectors have been impacted more severely than other sectors where current performance indicates lower levels of stress. We have been actively managing the increasing proportion of credits moving into the high risk category and will continue to do so.

The total impairment charge for the nine month period to 30 September 2008 has increased to £1,721m (£469m 30 June 2008). The third quarter charge reflects a significant increase in the collective provision in view of the worsening economic outlook. Corporate's exposure to property-related sectors accounts for around 60% of the individual provision charge. The third quarter charge also reflects certain risk concentrations and the impact of falling asset values on likely recoveries, both on existing and newly impaired assets.

The Corporate investment portfolio for the period to 30 September 2008 showed a loss of £93m (£134m profit 30 June 2008), taking into account profits on the sale of investment securities, other operating income, and share of profits/losses of associates and jointly controlled entities, less impairment on investment securities. Losses from associates and jointly controlled entities were £105m in the period to 30 September (£34m loss 30 June 2008) and impairment of investment securities increased to £284m (£145m 30 June 2008). As at 30 September 2008, the book value of the investment portfolio was £4.8bn (£4.9bn 30 June 2008).

Insurance & Investment

Our Insurance & Investment division continues to make a good contribution to Group profitability. New insurance sales continue to show good growth in both household and motor, offset by lower repayment business. Lower weather-related claims experience compared to 2007 continues to support underlying profit performance. Trends in investment sales seen in the first half of 2008 have continued in the second half reflecting both market volatility and investor confidence with increased demand for both capital-guaranteed and cash-based products. Solvency ratios remain strong notwithstanding market falls, reflecting ongoing risk mitigation activity.

International

As previously announced, the sale of BankWest and St. Andrew's Insurance in Australia is scheduled to complete before the end of 2008 and result in a pre-tax loss of some £690m (including goodwill written-off) but is positive in terms of the effect on capital ratios. The net interest margin benefits from some asset re-pricing but, in the short term, this is more than offset by higher funding costs. Cost growth reflects the investment we have made in our International operations. The International credit environment has deteriorated and while there is some upward pressure on impairments, this is from a low base. Progress in European Financial Services (EFS) is satisfactory, although investment sales in Germany have slowed in current market conditions.

Treasury Portfolio

As at 30 September, losses due to market dislocation totalled £1,827m (£1,095m 30 June 2008), including £457m impairment losses on the Banking Book relating to Lehmans and Washington Mutual (£Nil 30 June 2008). Further impairment losses of around £150m are expected to be taken in relation to Icelandic banks.

Following the International Accounting Standards Board's (IASB) decision to permit the reclassification of assets held in the Trading Book, HBOS has transferred out of the Trading Book into the Banking Book Asset Backed Securities (ABS) and FRNs with fair values of £9.1bn and £3.1bn respectively, with effect from 1 July 2008. This leaves ABS and FRNs with fair values of £2.1bn and £1.5bn still held on the Trading Book. Negative fair value adjustments (FVAs) to securities held in the Banking Book in the period to 30 September totalled on a post tax basis £3.8bn (£1.9bn 30 June 2008), including £588m in respect of securities transferred from the Trading Book.

FVAs reflect increasing illiquidity in the securities markets and recent credit rating downgrades to the investment portfolio. At 30 September, 88.3% of our ABS portfolio by nominal value was rated AAA, 6.4% AA and 2% A, compared to 93%, 3.9% and 1.3% respectively at 30 June 2008. Our Alt-A portfolio at 30 September had an average mark to market of 65%, with 75.3% by nominal value being AAA rated, 14.6% being AA rated and 2.4% A rated, compared to 97.4%, 2.3% and nil respectively at 30 June 2008. Exposure to monolines calculated on our own internal methodology totalled £1.1bn at 30 September (£0.7bn 30 June 2008).

Outlook

While the credit environment will remain challenging, HBOS's robust capital position, to be further enhanced by the injection of capital and liquidity facilitated by the UK Government, reinforces the Group to meet such challenges. HBOS's strong brands and leadership positions in UK Retail banking, its multi-brand approach and distribution strength in the insurance and investment markets and more selective approach to corporate and international markets, offer good growth opportunities when the current cycle turns. These opportunities will be further advanced as HBOS joins the enlarged Lloyds TSB Group in January 2009, subject to shareholder and regulatory approvals.

Certain statements made in this announcement constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.

Forward looking statements can be identified by the use of words such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "plan", "seek", "continue" or similar expressions and relate to, among other things, the performance of the various business units of HBOS in the near to medium term, the amount by which HBOS expects to write down the value of certain of its assets, the expectations of HBOS in respect of the rights issue, its capital ratios and its dividend payout ratio, the business strategy of HBOS and its plans and objectives for future operations. Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied, by the forward-looking statement. Factors that might cause forward looking statements to differ materially from actual results, include among other things, general economic conditions in the European Union, in particular in the United Kingdom, and in other countries in which HBOS has business activities or investments, including the United States; the inability of HBOS to hedge certain risks economically; the adequacy of its impairment provisions and loss reserves; and the potential exposure of HBOS to various types of market risk, such as interest rate risk, foreign exchange rate risk, credit risk and commodity and equity price risk. These forward-looking statements speak only as of the date of this announcement. The information and opinions contained in this announcement are subject to change without notice and, subject to compliance with applicable law, HBOS assumes no responsibility or obligation to update publicly or review any of the forward-looking statements contained herein.

PART 10

LLOYDS TSB GROUP INTERIM FINANCIAL STATEMENTS

The financial information set out in this Part 10 has been extracted, without material adjustment from the unaudited Lloyds TSB results for the six month period to 30 June 2008.

The financial information contained in this Part 10 does not constitute statutory accounts within the meaning of section 434 and 435 of the Companies Act. The statutory accounts for Lloyds TSB for each of the three years ended 31 December 2007 have been delivered to the Registrar of Companies pursuant to section 242 of the Companies Act 1985. The auditors' reports on the consolidated statutory accounts for each of the three years ended 31 December 2007 were unqualified and did not contain a statement under section 237 of the Companies Act 1985.

References in this Part 10 to the "Group" or "group" are to the Lloyds TSB Group.

KEY HIGHLIGHTS

"The first half of 2008 has been a period of considerable turbulence for the financial services sector and this has been compounded by the marked slowdown in the UK economy as a whole. Against this backdrop, Lloyds TSB continued to deliver good growth momentum in all its core businesses and is well positioned for a lower growth environment.

Given this strong performance and our confidence in the Group's future earnings performance, the board has decided to increase the 2008 interim dividend by 2 per cent to 11.4 pence per share. This increase demonstrates the strength of the Group's business model, balanced with a level of caution on the outlook for the UK economy."

Sir Victor Blank
Chairman

- **Good underlying profit momentum.** Profit before tax, on a continuing businesses basis, decreased 19 per cent to £1,573 million reflecting the impact of £585 million of market dislocation. Excluding this impact, profit before tax increased by 11 per cent to £2,158 million.

- **Statutory profit before tax reduced** by 70 per cent to £599 million. A strong underlying business performance was offset, largely by the impact of market dislocation and adverse volatility relating to the Group's insurance businesses (refer to 'Profit Analysis by Division').

- **Strong income growth.** Income, excluding market dislocation, grew by 9 per cent reflecting strong revenue growth from the Group's relationship banking businesses.

- **Excellent cost management.** The Group's cost:income ratio, excluding market dislocation, improved by 2 percentage points to 46.6 per cent, reflecting a 4 percentage point difference between income growth and cost growth.

- **Satisfactory credit quality.** Retail impairment charge as a percentage of average lending lower than in the first half of 2007. Corporate asset quality also remains good.

- **Strong liquidity and funding position maintained** throughout the recent turbulence in global financial markets.

- **Robust capital ratios maintained,** with tier 1 capital ratio of 8.6 per cent and core tier 1 ratio of 6.2 per cent.

- **Interim dividend increased by 2 per cent,** demonstrating the strength of the Group's business model, balanced with a level of caution on the outlook for the UK economy.

GROUP CHIEF EXECUTIVE'S STATEMENT

In a period of considerable turbulence for the financial services sector and a slowdown in the UK economy, Lloyds TSB has delivered another strong underlying performance for the first half of 2008. Our results for this period illustrate the strength of our relationship-based strategy and through the cycle business model.

On a statutory basis, profit before tax for the first half of 2008 was £599 million as our strong underlying performance was offset, largely by the impact of market dislocation and volatility relating to our insurance businesses. On a continuing businesses basis, and excluding the impact of market dislocation, which we believe is more reflective of the performance of the Group, profit before tax increased by 11 per cent to £2,158 million. This is a very good performance, delivered in a more challenging environment, and highlights the momentum the Group has achieved across our businesses.

A strong track record of delivery

Our first half results build on a strong track record of delivery built up over the last five years as we have consistently executed against our strategy to attract more customers to our franchise businesses, to deepen relationships with these customers over time, to deliver sustainable cost and productivity improvements in our operations and to make the most effective use of all our resources.

Excluding market dislocation, each of our three divisions has performed strongly, which has allowed us to further increase market share and profitability in our key product areas.

The successful delivery of our strategy, combined with trusted brands, a prudent approach to risk and a reputation for providing products and services that deliver value to our customers, underpins the Lloyds TSB model and delivers better results for our shareholders.

Continued strong growth momentum

The Group showed continued good momentum during the period with income and profit before tax, excluding market dislocation, up across all three divisions and the Group as a whole. All divisions and the Group had wide positive jaws (the rate of income growth exceeding that of cost growth) and this led to a further improvement in our cost:income ratio to 46.6 per cent, two percentage points lower than in the same period last year.

Looking forward, we expect a lower level of growth in the UK economy which will impact our business. However, our relationship based business model, our through the cycle approach to risk and the efficiency of our operation leave us well placed to weather the lower growth environment and indeed continue to grow the business.

Our robust capital and strong liquidity position enabled us to continue the strong momentum built up over the last few years. During the first half of 2008 we captured market share in many of our key relationship products and we have done so at higher margins, whilst maintaining good risk criteria.

In the **Retail Bank** we saw excellent new business flows and achieved first place in the league tables for current accounts, added value accounts and personal loans. Reflecting the strength of our business, we captured a market share of 24.4 per cent of net new lending in the mortgage market, increasing Group balances to £109 billion, and did so at significantly increased new business margins and at an average new loan-to-value ratio of 63 per cent. We opened nearly half a million current accounts during the half-year, the foundation of the customer relationship in our retail business, and increased our average additional cross-sell on account opening to 1.12 products per customer, up from 0.91 products per customer last year.

In the credit card business we continued to see a strong uptake in our Lloyds TSB AirMiles Duo account which now has 1.4 million account holders and is the fastest growing credit card brand in the UK. Over recent years we have placed a strong focus on increasing deposits and our Wealth Management business has performed particularly well with deposits up 25 per cent, closely followed by bank savings, up 19 per cent, over the last 12 months. Across the Retail Bank, deposit balances showed strong growth, up 10 per cent on last year to £85.6 billion.

Costs in the retail bank continue to be well managed with our cost:income ratio falling to 45.1 per cent, down from 47.0 per cent, resulting in strong positive jaws and double-digit profit before tax growth.

Insurance and Investments, a core component of Lloyds TSB's customer relationship based business model, put in a solid performance despite lower sales of equity based savings and investment products. Profit before tax was up 15 per cent in Scottish Widows driven by an increase in new business profit, primarily reflecting an improved mix in protection sales towards higher margin products and an increase in the proportion of insurance based products, with strong sales of both corporate and individual pensions. Growth was driven through the more profitable bancassurance channel with sales up 8 per cent, resulting in an overall increase in market share for Scottish Widows.

General Insurance sales continued to grow both in the retail channel and through corporate partnering relationships and the launch of Essential Business Insurance, a key product for small business customers. Improved profitability was due to lower flood claims, improved claims processes and good cost disciplines.

Overall divisional costs decreased year on year by 2 per cent leading to wide positive jaws, a lower cost:income ratio of 41.8 per cent and double-digit profit before tax growth.

In **Wholesale and International Banking**, profit before tax was down 52 per cent as excellent new business flows and an improved cross sales performance were more than offset by the impact of market dislocation. Whilst we cannot ignore the impact of market dislocation on our business, we believe that it is also informative to look at the underlying performance of the business, excluding market dislocation. On this basis profit before tax was up 22 per cent.

In our Corporate business we saw a significant uplift in volumes, resulting from our investment in people and the range of products available. With a premium on the availability of credit we were able to secure a higher proportion of lead manager roles during the period and a higher overall market share. This in turn led to increased cross sales enabling us to increase our share of wallet, at higher margins whilst maintaining our conservative risk profile.

In Commercial Banking we continued our success, with strong growth in business volumes and improvements in operating efficiencies. Growth was spread across both lending and deposit balances, with an increased focus on the more valuable higher turnover businesses where the opportunity for cross sales is greater. Market share increases were achieved with customers across key target markets, reflecting good progress in attracting customers 'switching' from other financial services providers. Asset quality in the Commercial portfolio remains strong as a result of our 'through the cycle' risk policy, and our continued move towards secured lending which now represents approximately 87 per cent of the portfolio.

The period saw increased investment across the wholesale business to increase the number of front line relationship managers and to provide a more comprehensive product suite for our customers. Whilst this led to an 8 per cent increase in costs, the higher underlying income resulted in wide positive jaws of 10 percentage points and an improved cost:income ratio of 46.4 per cent versus 51.0 per cent last year.

Investing for growth

Investment to support our future growth continues to be a priority for the business. Income is reinvested in the business each year across people, systems, infrastructure and marketing to support new products and services and to drive cross sales income.

Key themes for investment include improving access for customers through initiatives such as our new store design and the upgrading of our internet platform, and providing enhanced products and services such as new flexible insurance products and the 'your finances' integrated retail sales capability, which increases the effectiveness of our sales teams in front of the customer. Whilst a great deal of our investment is focused towards new products and services, investment is also used to deliver sustained cost and productivity improvements through flexible resourcing, lean processing and procurement initiatives. We remain on target to deliver £250 million of net cost savings from our productivity programme in 2008 with £118 million delivered in the first half.

Outlook

While we continue to deliver a strong operating and financial performance, there is no doubt that we are entering a period of lower growth for the UK economy. Bank deleveraging and declining property valuations have impacted consumer confidence and contributed to lower growth. The business plans that we adopted last year were based on our assumption that the economy would slow in 2008, and were consistent with our business model which takes a prudent, through the cycle approach to risk. As a result, we have not needed to materially revise our strategy in light of the recent economic trends.

Our central forecast for UK economic growth this year remains at the 1.6 per cent we quoted in our 2007 full year results. Our business plans also recognise the potential risk of a more severe economic downturn, and recent events suggest that such a risk has increased. However, we believe that our customer relationship focus, solid cost control and robust risk policies will support continued strong financial performance and good business growth were this to occur.

Well positioned for a lower growth environment

As we move into more uncertain times, our asset portfolios are in good shape, given we have limited exposure to some of the more fragile areas of the economy, such as residential buy-to-let and leveraged loans. In commercial property, our exposures are well managed with strong cash flow coverage and conservative loan-to-value ratios. Whilst we expect arrears and impairments to increase, we believe the impact on the business is manageable. Actions taken include continuous management of our credit criteria, improved and increased collections capability and a move towards more secured lending, whilst also focusing our lending to our franchise customers, where we have a superior understanding of the risk profile.

Our approach to risk has meant that we remain well positioned to capture growth opportunities at a time when others have pulled back from the market. As a result, we have been able to capture market share in a number of key areas and at higher margins without impacting the overall quality of our business.

Capital and dividend

During the first half of 2008, the Group has continued to make progress in delivering strong underlying revenue growth, whilst increasing room for investment in building the business, and this has been supported by strong cost disciplines. Our capital management is strong and our capital ratios remain robust and are sufficient to support our current organic growth plans.

As a result of its confidence in the Group's future performance, the board has decided to increase the 2008 interim dividend by 2 per cent to 11.4p per share. This increase demonstrates the strength of the Group's business model, balanced with a level of caution reflecting the slowing UK economic environment.

People

Underpinning these positive results and the progress made against our business objectives are our people. I would like to thank them for their continued dedication, professionalism and commitment which makes such a big difference to our business performance, and gives me confidence that we will continue to deliver strong operating and financial results in the months and years ahead.

J Eric Daniels
Group Chief Executive

SUMMARY OF RESULTS

	Half-year to 30 June 2008 £m	Half-year to 30 June 2007 £m	***Change %***	Half-year to 31 Dec 2007 £m
Results – statutory				
Total income, net of insurance claims	**4,628**	5,590	*(17)*	5,116
Operating expenses	**2,930**	2,760	*(6)*	2,807
Trading surplus	**1,698**	2,830	*(40)*	2,309
Impairment	**1,099**	837	*(31)*	959
Profit before tax	**599**	1,993	*(70)*	2,007
Profit attributable to equity shareholders	**576**	1,540	*(63)*	1,749
Economic profit (note 21)	**58**	1,027		1,211
Earnings per share (note 22)	**10.2p**	27.3p	*(63)*	31.0p
Post-tax return on average shareholders' equity	**10.0%**	27.0%		29.3%
Proposed dividend per share (note 26)	**11.4p**	11.2p	*2*	24.7p
Results – continuing businesses basis				
Total income, net of insurance claims				
- Before impact of market dislocation	**5,899**	5,392	*9*	5,678
- Impact of market dislocation	**(477)**	—		(188)
	5,422	5,392	*1*	5,490
Operating expenses	**2,750**	2,618	*(5)*	2,712
Trading surplus				
- Before impact of market dislocation	**3,149**	2,774	*14*	2,966
- Impact of market dislocation	**(477)**	—		(188)
	2,672	2,774	*(4)*	2,778
Impairment				
- Before impact of market dislocation	**991**	837	*(18)*	867
- Impact of market dislocation	**108**	—		92
	1,099	837	*(31)*	959
Profit before tax				
- Before impact of market dislocation	**2,158**	1,937	*11*	2,099
- Impact of market dislocation	**(585)**	—		(280)
	1,573	1,937	*(19)*	1,819
Profit attributable to equity shareholders	**1,109**	1,454	*(24)*	1,285
Economic profit	**613**	951	*(36)*	774
Earnings per share	**19.6p**	25.8p	*(24)*	22.8p
Post-tax return on average shareholders' equity	**20.1%**	26.0%		22.6%

PROFIT ANALYSIS BY DIVISION

	Half-year to 30 June 2008 £m	Half-year to 30 June 2007† £m	Change %	Half-year to 31 Dec 2007† £m
UK Retail Banking (refer to 'Divisional Performance')	**911**	793	*15*	927
Insurance and Investments (refer to 'Divisional Performance')	**431**	330	*31*	418
Wholesale and International Banking (refer to 'Divisional Performance')				
- Before impact of market dislocation	**960**	789	*22*	791
- Impact of market dislocation	**(585)**	—		(280)
	375	789	*(52)*	511
Central group items	**(144)**	25		(37)
Profit before tax – continuing businesses				
- Before impact of market dislocation	**2,158**	1,937	*11*	2,099
- Impact of market dislocation	**(585)**	—		(280)
	1,573	1,937	*(19)*	1,819
Volatility (note 9)				
- Insurance	**(505)**	9		(286)
- Policyholder interests (note 9)	**(289)**	(63)		(159)
Discontinued businesses (note 20)	**—**	146		16
Profit on sale of businesses (note 5)	**—**	—		657
Provision in respect of certain historic US dollar payments	**(180)**	—		—
Settlement of overdraft claims	**—**	(36)		(40)
Profit before tax – statutory	**599**	1,993	*(70)*	2,007
Taxation (note 7)	**(11)**	(433)		(246)
Profit for the period	**588**	1,560	*(62)*	1,761
Profit attributable to minority interests	**12**	20		12
Profit attributable to equity shareholders	**576**	1,540	*(63)*	1,749
Earnings per share (note 22)	**10.2p**	27.3p	*(63)*	31.0p

†Segmental analyses for 2007 have been restated as explained in note 2.

KEY BALANCE SHEET MEASURES

	30 June 2008 £m	30 June 2007 £m	Change %	31 Dec 2007 £m
Balance sheet				
Shareholders' equity	**10,797**	11,373	*(5)*	12,141
Net assets per share	**187p**	199p	*(6)*	212p
Total assets	**367,782**	353,095	*4*	353,346
Risk-weighted assets (Basel II basis)	**153,873**	n/a		142,567
Loans and advances to customers	**229,621**	200,181	*15*	209,814
Customer deposits	**162,129**	144,654	*12*	156,555
Risk asset ratios (Basel II basis)				
Total capital	**11.3%**	n/a		11.0%
Tier 1 capital	**8.6%**	n/a		9.5%
Core tier 1 capital	**6.2%**	n/a		7.4%

In the first half of 2008 the Group delivered a resilient performance against the backdrop of significant turbulence in global financial markets and a marked slowdown in the UK economic environment. Statutory profit attributable to equity shareholders however decreased by 63 per cent to £576 million and earnings per share decreased by 63 per cent to 10.2p, reflecting the impact of the recent market dislocation and insurance volatility, caused by lower equity markets and wider credit spreads in fixed income markets. Profit before tax fell by 70 per cent to £599 million.

To enable meaningful comparisons to be made with the first half of 2007, the income statement commentaries below are on a continuing businesses basis (see 'basis of presentation'). In addition, certain commentaries also exclude the impact of market dislocation in our Corporate Markets business.

Building strong customer relationships

Lloyds TSB's strategy to build strong customer franchises and grow our business by realising the considerable potential within those franchises continues to deliver strong results. We have continued to extend the reach and depth of our customer relationships, achieving good sales growth, whilst also improving productivity and efficiency. The underlying performance of the business, excluding the impact of market dislocation, remains strong with revenue growth remaining well ahead of cost growth.

Like many other financial institutions, the Group's Corporate Markets business has been affected by the recent market dislocation; however, the relationship focus of our strategy has meant that the impact on the Group's profit before tax was limited to £585 million in the first half of 2008 (£477 million reduction in income; £108 million increase in impairment). This largely reflects the impact of continuing mark-to-market adjustments in certain legacy trading portfolios, resulting from the marketwide repricing of liquidity and credit, together with the write-down of a number of Asset Backed Securities and Structured Investment Vehicle Capital Notes. Notably, even after fully absorbing this impact, Wholesale and International Banking profit before tax of £375 million was down only 52 per cent from last year's record first half performance.

The Group continues to maintain a strong funding and liquidity profile and has continued to fund at market leading rates, with the overall margin impact of funding the Group's balance sheet remaining broadly unchanged. However, the Group has benefited from improvements in a number of individual product margins, particularly in new mortgages and corporate lending. The Group's core relationship businesses have also benefited from our strong credit ratings, relative balance sheet strength and funding capability and this has resulted in increased opportunities over the last six months to grow the Group's customer franchises.

Continued momentum throughout the business

Profit before tax, excluding the impact of the £585 million market dislocation, increased by £221 million, or 11 per cent, to £2,158 million, underpinned by good relationship banking momentum. On this basis, revenue growth of 9 per cent exceeded cost growth of 5 per cent, with each division delivering stronger revenue growth than cost growth.

Good income growth

Overall income growth of 9 per cent, excluding the impact of market dislocation, reflects good progress in delivering our divisional strategies. We have increased income from both new and existing customers, with strong growth in both assets and liabilities, as well as an increase in fee-related income.

Group net interest income, excluding insurance grossing (refer to 'Summarised Segmental Analysis'), increased by £632 million, or 23 per cent, to £3,329 million. Over the last 12 months, total assets increased by 4 per cent to £368 billion, with a 15 per cent increase in loans and advances to customers, reflecting strong levels of customer lending growth in Commercial Banking, Corporate Markets and mortgages. Customer deposits increased by 12 per cent to £162 billion, supported by strong growth in savings balances in the retail bank, where bank savings increased by 19 per cent and wealth management balances by 25 per cent. Customer deposits in our Corporate Markets, Commercial and International businesses increased by 16 per cent.

The net interest margin from our banking businesses (note 11) increased by 8 basis points, to 2.82 per cent, as improved product margins offset an adverse mix effect. Overall product margins were 13 basis points higher, reflecting stronger new business product margins in the mortgage and corporate businesses. Stronger growth in finer margin mortgages and flat wider margin unsecured consumer lending contributed to the negative mix effect which reduced the overall margin by 6 basis points. Overall central funding costs not reflected in product margins were broadly stable, improving the margin by 1 basis point.

Other income, net of insurance claims and excluding insurance grossing, decreased by £604 million, or 23 per cent, to £2,073 million, largely reflecting the impact of market dislocation. In the retail bank, higher fees and commissions receivable as a result of good growth in added value current accounts and card services were offset by lower creditor insurance commissions and the impact of changes in product design leading to a greater proportion of earnings being recognised as net interest income rather than fee income. In addition, good levels of growth were achieved in fee based product sales to commercial banking customers.

Excellent cost management

The Group continues to invest in improving processing efficiency, resulting in continued tight control over costs. During the first half of 2008, operating expenses increased by 5 per cent to £2,750 million. Over the last 12 months, staff numbers have fallen by 953 (2 per cent) to 58,493, largely as a result of further efficiency improvements in back-office processing centres. These improvements in operational effectiveness have resulted in a further reduction in the Group cost:income ratio, excluding market dislocation, from 48.6 per cent to 46.6 per cent. The Group's programme of productivity initiatives has continued to deliver significant benefits, improving underlying cost efficiency and creating greater headroom for further investment in the business, and the Group remains on track to deliver its expected net cost benefits of approximately £250 million in 2008 from this programme.

Overall credit quality remains satisfactory

In UK Retail Banking, impairment losses increased by £28 million, or 4 per cent, to £655 million, largely reflecting the impact of lower house prices on the mortgage impairment charge. In terms of unsecured lending, our asset quality remains good and our current arrears performance remains satisfactory. As a result, we do not expect the retail unsecured impairment charge in 2008 to significantly exceed the unsecured impairment charge in 2007. However, in the context of the uncertain UK economic environment and the potential for increased consumer arrears and insolvencies, we are continuing to enhance our underwriting, collections and fraud prevention procedures.

The asset quality of our mortgage portfolio has remained excellent, with arrears levels up 3 per cent compared to a year ago. However, the current difficult economic environment has eroded the improved arrears performance of the latter part of 2007 and means that arrears levels have increased slightly over the last six months, a trend that is expected to continue. The fall in the house price index during the first half has however led to an increase of £36 million in the house price index related charge for impairments in the first half of the year. Looking forward, our view is for a fall in the house price index of between 10 and 15 per cent during 2008. Were the index to fall by, for example, 12.5 per cent this year, we might expect the house price index related impact on the impairment charge in the second half of 2008 to be approximately £100 million.

The Wholesale and International Banking charge for impairment losses increased by £234 million to £444 million, including a £108 million impairment charge relating to the impact of market dislocation in the first half of 2008. The remaining charge reflects a modest increase in the level of impairments as a result of the economic slowdown in the UK, the impact of recent growth rates in Corporate lending and higher impairment from provisions against a small number of specific situations.

Overall, impairment losses increased by 31 per cent to £1,099 million. Our impairment charge on loans and advances expressed as an annualised percentage of average lending was 0.89 per cent, excluding the impact of market dislocation, compared to 0.82 per cent in the first half of 2007 (excluding the impact of the 2007 Finance Act) (note 16). Impaired assets increased by 21 per cent to £6,097 million and now represent 2.6 per cent of total lending, up from 2.5 per cent at 30 June 2007.

Limited exposure to assets affected by current capital markets uncertainties

Whilst no bank has been immune to the impact of the recent turbulence in global financial markets, Lloyds TSB's high quality business model means that the Group's Corporate Markets business has relatively limited exposure to assets affected by current capital markets uncertainties (note 4).

US sub-prime Asset Backed Securities (ABS) and ABS Collateralised Debt Obligations (CDOs)

Lloyds TSB has no direct exposure to US sub-prime ABS and limited indirect exposure through ABS CDOs. During the first half of 2008, the market value of our holdings in ABS CDOs reduced and, as a result, the Group has taken an income statement charge of £62 million, leaving a residual investment of £70 million, net of hedges. The Group's residual investment of £70 million is stated net of credit default swap (CDS) protection totalling £297 million purchased from a monoline financial guarantor. At 30 June 2008, the underlying assets supported by this protection had fallen in value. During the first half of 2008, the Group has written down the value of this protection by £170 million, following a rating agency downgrade to the financial guarantor and consequent increased protection costs, leaving a reliance on the CDS protection totalling £121 million. The Group has no exposure to mezzanine ABS CDOs. In addition, we have £1,382 million (31 December 2007: £1,861 million) of ABS CDOs which are fully cash collateralised by major global financial institutions.

Structured Investment Vehicles (SIVs)

During the first half of 2008 the Group wrote down the value of its SIV assets by £46 million, leaving a residual exposure to SIV Capital Notes at 30 June 2008 of £35 million. Additionally, at 30 June 2008 the Group had commercial paper back up liquidity facilities totalling £85 million (31 December 2007: £370 million), of which £22 million had been drawn. During July 2008, these liquidity facilities were reduced to £22 million, fully drawn. The Group has no SIV-Lite exposure.

Scottish Widows has no exposure to US sub-prime ABS either directly or indirectly through CDOs. At 30 June 2008, the Group's exposure to short-dated SIV commercial paper through Scottish Widows totalled £7 million. All of Scottish Widows' short-dated SIV instruments that have matured over the last 12 months have done so at expected value.

Trading portfolio

In the first half of 2008, Corporate Markets also saw a reduction in profit before tax of £307 million as a result of the impact of mark-to-market adjustments in certain legacy trading portfolios, to reflect the marketwide repricing of liquidity and credit. At 30 June 2008 the trading portfolio contained £173 million of indirect exposure to US sub-prime mortgages and ABS CDOs. This super senior exposure is protected by note subordination.

Available-for-sale assets

At 30 June 2008, the Group's portfolio of available-for-sale assets totalled £25,032 million (31 December 2007: £20,196 million) of which £24,414 million (31 December 2007: £19,662 million) were held in Corporate Markets. A significant proportion of these Corporate Markets assets (£7,645 million) related to the ABS in Cancara, our hybrid Asset Backed Commercial Paper conduit. The residual assets comprised £3,231 million Student Loan ABS, predominantly guaranteed by the US Government, £8,342 million government bond and short-dated bank commercial paper and certificates of deposit and £5,196 million major bank senior paper and high quality ABS. Although the Group expects to hold its available-for-sale assets until maturity, temporary mark-to-market adjustments are required to be taken through reserves. During the first half of 2008, a net £630 million reserves adjustment, which has no impact on the Group's capital ratios, has been made to reflect a reduction in the value of available-for-sale assets.

Total assets in Cancara were £11,653 million at 30 June 2008, comprising £7,645 million ABS and £4,008 million client receivables transactions. Cancara, which is fully consolidated in the Group's accounts, is managed in a very conservative manner, and this is demonstrated by the quality and ratings stability of its underlying asset portfolio. At 30 June 2008, the ABS bonds in Cancara were 92 per cent Aaa/AAA rated by Moody's and Standard & Poor's respectively, and there was no exposure either directly or indirectly to sub-prime US mortgages within the ABS portfolio. At 30 June 2008 the client receivables portfolio included no US sub-prime mortgage exposure.

Insurance volatility

In the first half of 2008, high levels of volatility and wider credit spreads in fixed income markets and significantly lower equity markets contributed to adverse volatility of £505 million relating to the insurance business. This principally reflects a reduction in the market consistent valuation of the annuity portfolio, driven by the continued widening of corporate bond spreads in the first half of 2008, and lower expected future shareholder income from contracts where the underlying policyholder investments are in equities.

Provision relating to certain historic US dollar payments

As previously reported, the Group has provided information relating to certain historic US dollar payments to a number of authorities including The Office of Foreign Assets Control, the US Department of Justice and the New York County District Attorney's office. The Group is involved in ongoing discussions with these and other authorities with respect to agreeing a resolution of their investigations. Discussions have advanced towards resolution since the year end and the Group has provided £180 million in respect of this matter in the first half of 2008.

Taxation charge

The Group's tax charge for the first half of 2008 was £11 million, which was an effective tax rate of 1.8 per cent. This low effective tax rate, compared to the standard UK corporation tax rate, reflects a significant policyholder interests related tax credit reflecting a charge for policyholder interests within the Group's profit before tax as a result of the fall in property, gilt, bond and equity values (note 7).

Robust capital position

At the end of June 2008, the Group's capital ratios remained robust with a total capital ratio on a Basel II basis of 11.3 per cent, a tier 1 ratio of 8.6 per cent and a core tier 1 ratio of 6.2 per cent (note 18). During the first half of the year, the Group issued capital instruments totalling £2.6 billion, however the Group's capital ratios have also been affected by the impact of adverse insurance volatility, market dislocation, the timing of dividend payments and also reflect good levels of balance sheet growth. Over the last six months, risk-weighted assets increased by 8 per cent to £154 billion, reflecting strong growth in our mortgage and Corporate Markets businesses.

Scottish Widows remains strongly capitalised and, at the end of June 2008, the working capital ratio of the Scottish Widows Long Term Fund was an estimated 19.9 per cent (note 23). During the first half of 2008 a dividend of £0.2 billion was paid to the Group, bringing the total capital repatriation since the beginning of 2005 to over £3.8 billion. In June 2008 Standard & Poor's announced that it had re-affirmed its Scottish Widows 'AA-' debt rating, which remains on positive outlook.

Maintaining a strong liquidity and funding position

The current dislocation in global capital markets has been a severe examination of the banking system's capacity to absorb sudden significant changes in the funding and liquidity environment, and individual institutions have faced varying degrees of stress. Throughout the market dislocation, the Group has maintained a strong liquidity position for both the Group's funding requirements, which are supported by our strong and stable retail and corporate deposit base, and those of its sponsored conduit, Cancara. Retail and corporate deposit inflows have been strong and the Group continues to benefit from its strong credit ratings and diversity of funding sources. In January 2008, Moody's announced that it had re-affirmed its 'Aaa' long-term debt rating for Lloyds TSB Bank plc, and in June 2008 Standard & Poor's announced that it has re-affirmed its 'AA' long-term debt rating for the Bank.

Delivering strong underlying earnings momentum

The first half of 2008 has been a challenging period for all banks, however Lloyds TSB's high quality, more conservative business model remains well positioned to withstand the difficulties of global financial markets turbulence and the marked slowdown in the economic environment. The Group remains well positioned to continue to leverage its strong balance sheet and funding capability in this challenging environment. A summary of the principal risks and uncertainties that the Group is likely to face in the second half is provided in note 8. There have been no material or unusual related party transactions during the half-year (note 1).

Strong earnings momentum has continued in the retail banking and insurance businesses, as well as our relationship focused Corporate and Commercial businesses. These strong performances have resulted in a good level of income growth which, combined with excellent cost control, has resulted in good underlying profit momentum. The Group has continued to maintain satisfactory overall asset quality and a robust capital position. As a result, the Group is well placed to maintain the recent core business momentum established, and we expect to continue to perform well in the second half of 2008.

Tim Tookey
Acting Group Finance Director

SUMMARISED SEGMENTAL ANALYSIS

Half-year to 30 June 2008	UK Retail Banking £m	Insurance and Investments** £m	Wholesale and International Banking £m	Central group items £m	Group excluding insurance gross up £m	Insurance gross up** £m	Group £m
Net interest income	**1,990**	**(33)**	**1,450**	**(78)**	**3,329**	**313**	**3,642**
Other income	**862**	**846**	**489**	**(34)**	**2,163**	**(1,727)**	**436**
Total income	**2,852**	**813**	**1,939**	**(112)**	**5,492**	**(1,414)**	**4,078**
Insurance claims	**—**	**(90)**	**—**	**—**	**(90)**	**1,434**	**1,344**
Total income, net of insurance claims	**2,852**	**723**	**1,939**	**(112)**	**5,402**	**20**	**5,422**
Operating expenses	**(1,286)**	**(302)**	**(1,120)**	**(32)**	**(2,740)**	**(10)**	**(2,750)**
Trading surplus (deficit)	**1,566**	**421**	**819**	**(144)**	**2,662**	**10**	**2,672**
Impairment	**(655)**	**—**	**(444)**	**—**	**(1,099)**	**—**	**(1,099)**
Profit (loss) before tax*	**911**	**421**	**375**	**(144)**	**1,563**	**10**	**1,573**
Volatility							
- Insurance	**—**	**(505)**	**—**	**—**	**(505)**	**—**	**(505)**
- Policyholder interests	**—**	**—**	**—**	**—**	**—**	**(289)**	**(289)**
Provision in respect of certain historic US dollar payments	**—**	**—**	**(180)**	**—**	**(180)**	**—**	**(180)**
Profit (loss) before tax	**911**	**(84)**	**195**	**(144)**	**878**	**(279)**	**599**

Half-year to 30 June 2007†	UK Retail Banking £m	Insurance and Investments** £m	Wholesale and International Banking £m	Central group items £m	Group excluding insurance gross up £m	Insurance gross up** £m	Group £m
Net interest income	1,798	(56)	1,109	(154)	2,697	100	2,797
Other income	883	833	931	182	2,829	3,380	6,209
Total income	2,681	777	2,040	28	5,526	3,480	9,006
Insurance claims	—	(152)	—	—	(152)	(3,462)	(3,614)
Total income, net of insurance claims	2,681	625	2,040	28	5,374	18	5,392
Operating expenses	(1,261)	(307)	(1,041)	(3)	(2,612)	(6)	(2,618)
Trading surplus	1,420	318	999	25	2,762	12	2,774
Impairment	(627)	—	(210)	—	(837)	—	(837)
Profit before tax*	793	318	789	25	1,925	12	1,937
Volatility							
- Insurance	—	9	—	—	9	—	9
- Policyholder interests	—	—	—	—	—	(63)	(63)
Discontinued businesses	—	119	22	—	141	5	146
Settlement of overdraft claims	(36)	—	—	—	(36)	—	(36)
Profit (loss) before tax	757	446	811	25	2,039	(46)	1,993

SUMMARISED SEGMENTAL ANALYSIS (continued)

Half-year to 31 December 2007[†]	UK Retail Banking £m	Insurance and Investments** £m	Wholesale and International Banking £m	Central group items £m	Group excluding insurance gross up £m	Insurance gross up** £m	Group £m
Net interest income	1,897	(50)	1,271	(214)	2,904	321	3,225
Other income	914	908	713	180	2,715	2,853	5,568
Total income	2,811	858	1,984	(34)	5,619	3,174	8,793
Insurance claims	—	(150)	—	—	(150)	(3,153)	(3,303)
Total income, net of insurance claims	2,811	708	1,984	(34)	5,469	21	5,490
Operating expenses	(1,287)	(304)	(1,111)	(3)	(2,705)	(7)	(2,712)
Trading surplus (deficit)	1,524	404	873	(37)	2,764	14	2,778
Impairment	(597)	—	(362)	—	(959)	—	(959)
Profit (loss) before tax*	927	404	511	(37)	1,805	14	1,819
Volatility							
- Insurance	—	(286)	—	—	(286)	—	(286)
- Policyholder interests	—	—	—	—	—	(159)	(159)
Discontinued businesses	—	26	6	—	32	(16)	16
Profit on sale of businesses	—	272	385	—	657	—	657
Settlement of overdraft claims	(40)	—	—	—	(40)	—	(40)
Profit (loss) before tax	887	416	902	(37)	2,168	(161)	2,007

*Excluding volatility, results of discontinued businesses, profit on sale of businesses, a provision in respect of certain historic US dollar payments and the settlement of overdraft claims.

**The Group's income statement includes income and expenditure which are attributable to the policyholders of the Group's long-term assurance funds. These items have no impact upon the profit attributable to equity shareholders. In order to provide a clearer representation of the underlying trends within the Insurance and Investments segment, these items are shown within a separate column in the segmental analysis above.

[†]Segmental analyses for 2007 have been restated as explained in note 2.

In the first half of 2008 the contribution from Central group items was a negative £144 million compared to a positive contribution of £25 million in the same period in 2007. The result in 2008 has been dominated by the impact of volatility in the yield curve upon the fair value of derivatives entered into for risk management purposes, after taking into account the effect of hedge accounting adjustments. The cost of hedging the subordinated debt issued during the period has also contributed to the loss incurred.

UK RETAIL BANKING

	Half-year to 30 June 2008 £m	Half-year to 30 June 2007† £m	***Change %***	Half-year to 31 Dec 2007† £m
Net interest income	**1,990**	1,798	*11*	1,897
Other income	**862**	883	*(2)*	914
Total income	**2,852**	2,681	*6*	2,811
Operating expenses	**(1,286)**	(1,261)	*(2)*	(1,287)
Trading surplus	**1,566**	1,420	*10*	1,524
Impairment	**(655)**	(627)	*(4)*	(597)
Profit before tax, excluding settlement of overdraft claims	**911**	793	*15*	927
Settlement of overdraft claims	**—**	(36)		(40)
Profit before tax	**911**	757	*20*	887
Cost:income ratio*	**45.1%**	47.0%		45.8%
Total assets	**£122.5bn**	£112.7bn	*9*	£115.0bn
Customer deposits	**£85.6bn**	£78.0bn	*10*	£82.1bn

*Excluding settlement of overdraft claims.
†Restated, see note 2.

Key highlights

- **Excellent profit performance, against a slowdown in economic activity.** Profit before tax increased by 15 per cent to £911 million, excluding the settlement of overdraft claims.
- **Strong income momentum maintained,** up 6 per cent, supported by overall sales growth of 8 per cent.
- **Strong growth in deposits** resulted in a 10 per cent increase in deposit balances, with 19 per cent growth in bank savings.
- **Excellent market share of net new mortgage lending,** estimated at 24.4 per cent in the first half of the year.
- **Improved net interest margin,** with net interest margin in the first half of 2008 8 basis points higher than the first half of 2007, reflecting improved key product margins, particularly in new mortgages and unsecured personal lending.
- **Continued good cost management,** with a clear focus on investing to improve service quality and processing efficiency. Excluding the impact of the settlement of overdraft claims, operating expenses increased by only 2 per cent and there was an improvement in the cost:income ratio to 45.1 per cent.
- **The quality of new lending continues to be strong,** reflecting the continued tightening of credit policy. The impairment charge as a percentage of average lending in the first half of 2008 was lower than in the same period in 2007.

UK RETAIL BANKING (continued)

During the first half of 2008, **UK Retail Banking** continued to make substantial progress in each of its key strategic priorities: growing income from its existing customer base; expanding its customer franchise; and improving productivity and efficiency. In each of these areas, a key focus has been on sales of recurring income products, such as current accounts and savings products which, combined with higher lending related income, has supported the strong rate of revenue growth.

Profit before tax from UK Retail Banking increased by £154 million, or 20 per cent, to £911 million, reflecting strong levels of franchise growth, excellent cost management and a slightly higher impairment charge. Excluding the settlement of overdraft claims, profit before tax increased by 15 per cent to £911 million. Total income increased by £171 million, or 6 per cent, whilst operating expenses remained well controlled, increasing by 2 per cent.

Growing income from the customer base

The retail bank has continued to make excellent progress, delivering strong product sales growth and revenue momentum, notwithstanding the challenging UK economic environment. Overall sales increased by 8 per cent, with improvements over a broad range of products. Sales volumes were particularly strong in the internet channel with an increase of 49 per cent and now amount to 10 per cent of overall product sales. The continued strong sales growth has been driven by strong levels of growth in mortgages, personal loans, bank savings and wealth management products. Our market share of new business in these key product areas has continued to increase, as the retail bank has successfully leveraged the benefit of the Group's strong balance sheet to support increasing customer sales.

Customer deposits have increased strongly, by 10 per cent over the last 12 months, with particularly strong progress in growing our relationship focused bank savings and wealth management deposit balances, with increases of 19 per cent and 25 per cent respectively. Our Cash ISA product was extremely successful, with almost 350,000 Cash ISA's sold in the first half of the year, and total cash ISA deposits were five times those taken in the whole of 2007.

Current account and savings balances	**30 June 2008 £m**	30 June 2007 £m	***Change %***	31 Dec 2007 £m
Bank savings	**45,165**	38,062	***19***	41,976
C&G deposits	**13,964**	14,502	***(4)***	14,861
Wealth management	**5,916**	4,737	***25***	4,939
UK Retail Banking savings	**65,045**	57,301	***14***	61,776
Current accounts	**20,594**	20,684	***—***	20,305
Total customer deposits	**85,639**	77,985	***10***	82,081

Over the last 12 months, the Group has made significant progress in building its mortgage business, in a mortgage market that has slowed considerably. We are currently expecting UK net new mortgage lending for 2008 to total approximately £60 billion, compared to £108 billion in 2007. The Group continues to focus on those segments of the prime mortgage market where value can be created whilst taking a conservative approach to credit risk. Lloyds TSB has long adopted an approach of managing for a value, targeting growth in profitable new business rather than overall market share. This approach, together with a recent material uplift in interest spreads, has led to new business net interest margins strengthening significantly.

UK RETAIL BANKING (continued)

Gross new mortgage lending for the Group increased by 5 per cent to £16.8 billion (2007H1: £16.0 billion), with the mortgage market being supported predominantly by re-mortgage activity. This represents a substantial increase in our share of gross lending to 11.3 per cent (2007H1:9.0 per cent). This, in conjunction with a reduction in the Group's share of mortgage redemptions, has led to a significant increase in our market share of net new lending to approximately 24.4 per cent. Mortgage balances outstanding increased by 9 per cent to £109.3 billion.

In June 2008 the Group announced that it has entered into a three year agreement with Northern Rock, whereby certain Northern Rock mortgage customers approaching the end of their fixed rate period will be offered the opportunity to switch to a Lloyds TSB mortgage. The agreement with Northern Rock is consistent with our strategy of building our core franchise and deepening relationships with customers. It will allow the Group to accelerate new business growth in a low risk manner.

Despite tightened credit criteria and a slowdown in consumer demand, we have maintained our market leading position in personal loans, growing our market share of the unsecured personal loans market whilst remaining primarily focused on our current account customer base. Unsecured consumer credit balances were broadly flat with personal loan balances outstanding at 30 June 2008 up 6 per cent at £11.8 billion, whilst credit card balances fell slightly to £6.5 billion.

Expanding the customer franchise

In addition to the strong growth in product sales from existing customers, the Group has continued to make progress in expanding its customer franchise. The retail bank opened nearly half a million new current accounts during the first half of the year, supported by an updated range of added value current accounts with enhanced product features.

Wealth management continues to make good progress with its expansion plans to deliver an enhanced wealth management offer comprising private banking, open architecture portfolio management, retirement planning, insurance and estate planning services. New funds under management increased by 40 per cent, Investment Portfolio cases grew by 17 per cent and wealth management banking deposits increased by 25 per cent. As a result, despite a 15 per cent reduction in the FTSE 100 index, total customer assets increased by 7 per cent.

The demand for the Lloyds TSB Airmiles Duo credit card account, which was launched in the middle of 2007, has continued to be extremely strong, with 1.4 million customers now signed up to use the account. Duo customers tend to be higher quality, more transactional customers. As a result, Lloyds TSB has maintained its position as a UK market leader in new credit card issuance in the first half of 2008, and over the last 12 months has doubled its estimated new business market share to 12 per cent. In addition, Lloyds TSB has been the leading consumer debit card issuer in the UK during the first half of the year.

UK RETAIL BANKING (continued)

Improving productivity and efficiency

We have continued to benefit from recent investment in reducing the levels of administration and processing work carried out in branches. This has enabled us to further increase our focus on meeting the needs of our customers and has supported improved productivity in the branch network sales effort. Average sales by staff in the branch network have shown good growth on the levels achieved in 2007, as we have continued to reallocate more staff from back office roles into customer facing activities. These improvements have supported a further improvement in the retail banking cost:income ratio, excluding the impact of the settlement of overdraft claims, to 45.1 per cent, from 47.0 per cent last year.

Telephone banking has continued to improve the quality of the service which it provides to customers, allowing us to focus on better meeting the needs of our customers whilst also improving efficiency. We are now offering customers more automated services, including the payment of bills, and a single point of telephone contact.

Impairment levels remain satisfactory

Impairment losses on loans and advances were slightly higher at £655 million, largely reflecting the impact of lower house prices on the mortgage impairment charge. The impairment charge as a percentage of average lending was slightly lower at 1.12 per cent, compared to 1.15 per cent in the first half of last year. Over 99 per cent of new personal loans and 90 per cent of new credit cards sold during the first half of 2008 were to existing customers. The level of arrears in the credit card portfolio continued to improve during the first half of 2008, whilst personal loans and overdraft arrears remained broadly stable.

In terms of unsecured lending, our asset quality remains good and our current arrears performance remains satisfactory. As a result, we do not expect the retail unsecured impairment charge in 2008 to significantly exceed the unsecured impairment charge in 2007. However, in the context of the uncertain UK economic environment and the potential for increased consumer arrears and insolvencies, we are continuing to enhance our underwriting, collections and fraud prevention procedures.

Mortgage credit quality remains excellent with arrears remaining broadly stable, up 3 per cent over the last 12 months. The fall in the house price index over the last six months has however led to an increase of £36 million in the house price index related charge for impairments in the first half of the year. Looking forward, our view is for a fall in the house price index of between 10 and 15 per cent during 2008. Were the index to fall by, for example, 12.5 per cent this year, we might expect the house price index related component of the impairment charge in the second half of 2008 to be approximately £100 million.

Excluding the impact of this house price index related charge, mortgage impairments remained at a relatively low level. In Cheltenham & Gloucester, the average indexed loan-to-value ratio on the mortgage portfolio was 47 per cent, and the average loan-to-value ratio for new mortgages and further advances written during the first half of 2008 was 63 per cent. At 30 June 2008, only 4 per cent of balances had an indexed loan-to-value ratio in excess of 95 per cent. Compared to the Council of Mortgage Lenders (CML) industry averages at 31 March 2008, Cheltenham & Gloucester had approximately half the industry average for properties in possessions and new repossessions as a percentage of total cases in the first quarter of 2008. In addition, arrears in the Group's buy-to-let portfolio represent only a small fraction of CML industry averages. We extensively stress-test our lending to changes in macroeconomic conditions and we remain very confident in the quality of our mortgage portfolio.

INSURANCE AND INVESTMENTS

Continuing businesses, excluding volatility and profit on sale of businesses	**Half-year to 30 June 2008** £m	Half-year to 30 June 2007† £m	*Change* %	Half-year to 31 Dec 2007† £m
Net interest income	**(33)**	(56)	*41*	(50)
Other income	**846**	833	*2*	908
Total income	**813**	777	*5*	858
Insurance claims	**(90)**	(152)	*41*	(150)
Total income, net of insurance claims	**723**	625	*16*	708
Operating expenses	**(302)**	(307)	*2*	(304)
Insurance grossing adjustment (refer to 'Summarised Segmental Analysis')	**10**	12		14
Profit before tax	**431**	330	*31*	418
Profit before tax analysis				
Life, pensions and OEICs				
New business profit – life and pensions	**124**	80	*55*	83
New business loss – OEICs	**(11)**	(12)	*8*	(10)
Existing business	**158**	167	*(5)*	244
Expected return on shareholders' net assets	**27**	25	*8*	20
	298	260	*15*	337
General insurance	**113**	50	*126*	60
Scottish Widows Investment Partnership	**20**	20	—	21
Profit before tax	**431**	330	*31*	418
Present value of new business premiums (PVNBP)	**5,375**	5,372	—	5,052
PVNBP new business margin (EEV basis)	**3.0%**	3.4%		2.9%
Post-tax return on embedded value (EEV basis, note 24)	**11.7%**	10.8%		10.4%

†Restated, see note 2.

Key highlights

- **Strong profit performance**. Profit before tax increased by 31 per cent to £431 million.
- **Good income growth and strong cost management**. Income increased by 5 per cent, whilst operating expenses decreased by 2 per cent.
- **Good sales performance,** with an 8 per cent increase in Scottish Widows' bancassurance sales offsetting a 5 per cent reduction in sales through the IFA distribution channel.
- **Continued high returns**. On an EEV basis, the post-tax return on embedded value remained high at 11.7 per cent.
- **Strong profit performance in General insurance**. Profits more than doubled in the first half of 2008 following non-repetition of the severe weather conditions in 2007.
- **Resilient performance by Scottish Widows Investment Partnership**, as profit before tax remained stable against the backdrop of a significant reduction in equity market levels.

INSURANCE AND INVESTMENTS (continued)

Scottish Widows life, pensions and OEICs

Profit before tax increased by £38 million, or 15 per cent, to £298 million.

Life and pensions new business profit, on an IFRS basis and excluding volatility, increased by 55 per cent to £124 million, reflecting an improved mix in protection sales towards higher margin products and an increase in the proportion of insurance-based products.

During the first half of 2008, Scottish Widows has continued to make good progress in each of its key business priorities: to maximise bancassurance success; to profitably grow IFA sales; to improve service and operational efficiency; and to optimise capital management.

Maximising bancassurance success

During the first half of 2008, the value of Scottish Widows' bancassurance new business premiums increased by 8 per cent, building on the success of the simplified product range for distribution through the Lloyds TSB branch network, Commercial Banking and Wealth Management channels. Sales of OEICs through the wealth segment were particularly strong and have more than offset a reduction in volumes through the mass market segment, where a reduction in the sales of equity-backed OEICs has been partly offset by strong sales of capital protected savings products. Sales of protection products also increased significantly reflecting the successful launch of a number of enhancements to the 'Protection for Life' product suite. Scottish Widows' UK market share in its key life, pensions and investments markets in the bancassurance distribution channel continues to grow.

IFA sales

Sales through the IFA distribution channel decreased by 5 per cent reflecting a reduction in marketwide IFA sales. Sales performance was particularly strong in corporate pensions which grew by 32 per cent following the strengthening of our product offer and the gain of a number of new corporate pension scheme mandates. In addition, sales of individual pensions increased by 12 per cent reflecting a positive market response to the introduction of post-retirement options to the Scottish Widows Retirement Account pension product. Challenging conditions in the external investment bond market, partly driven by changes in Capital Gains Tax regulations, led to a significant reduction, of 53 per cent, in the sale of savings and investment products within the IFA channel.

INSURANCE AND INVESTMENTS (continued)

Present value of new business premiums (PVNBP)	Half-year to 30 June 2008 £m	Half-year to 30 June 2007 £m	Change %	Half-year to 31 Dec 2007 £m
Life and pensions:				
Protection	**515**	488	*6*	472
Savings and investments	**253**	499	*(49)*	414
Individual pensions	**1,234**	1,092	*13*	981
Corporate and other pensions	**1,159**	928	*25*	1,213
Retirement income	**506**	516	*(2)*	528
Managed fund business	**132**	344	*(62)*	142
Life and pensions	**3,799**	3,867	*(2)*	3,750
OEICs	**1,576**	1,505	*5*	1,302
Life, pensions and OEICs	**5,375**	5,372	—	5,052
Single premium business	**4,067**	4,378	*(7)*	3,997
Regular premium business	**1,308**	994	*32*	1,055
Life, pensions and OEICs	**5,375**	5,372	—	5,052
Bancassurance	**2,302**	2,138	*8*	1,958
Independent financial advisers	**2,799**	2,950	*(5)*	2,867
Direct	**274**	284	*(4)*	227
Life, pensions and OEICs	**5,375**	5,372	—	5,052

Improving service and operational efficiency

The business has made further improvements in service and operational efficiencies, and the benefits can be seen in a continued reduction of 2 per cent in expenses, notwithstanding ongoing investment in building an enhanced suite of products. In addition, Scottish Widows has been awarded Best Individual Pension Provider and Best Pension Provider in the 2008 Financial Adviser Life & Pension awards.

Optimising capital management

Scottish Widows has maintained its strong focus on improving capital management. The post-tax return on embedded value, on an EEV basis, increased further to 11.7 per cent, partly reflecting a lower value of in-force business. During the first half of 2008, £0.2 billion of capital was repatriated to the Group via the regular annual dividend payment, giving a total capital repatriation of over £3.8 billion since the beginning of 2005.

Results on a European Embedded Value (EEV) basis

Lloyds TSB continues to report under IFRS, however, in line with industry best practice, the Group provides supplementary financial reporting for Scottish Widows on an EEV basis. The Group believes that EEV represents the most appropriate measure of long-term value creation in life assurance and investment businesses.

Continuing businesses*	**Half-year to 30 June 2008 Life, pensions and OEICs £m**	Half-year to 30 June 2007 Life, pensions and OEICs £m	***Change %***	Half-year to 31 Dec 2007 Life, pensions and OEICs £m
New business profit	**160**	180	***(11)***	146
Existing business				
- Expected return	**158**	146	***8***	150
- Experience variances	**—**	3		38
- Assumption changes	**24**	(8)		(24)
	182	141	***29***	164
Expected return on shareholders' net assets	**75**	81	***(7)***	85
Profit before tax, adjusted for capital repatriation*	**417**	402	***4***	395
Impact of capital repatriation to Group	**—**	13		8
Profit before tax*	**417**	415	***—***	403
New business margin (PVNBP)	**3.0%**	3.4%		2.9%
Embedded value (period end) – continuing businesses	**£4,903m**	£5,421m		£5,365m
Post-tax return on embedded value*	**11.7%**	10.8%		10.4%

*Excluding volatility and other items (note 9).

Adjusting for the impact of capital repatriation to Group, EEV profit before tax from the Group's life, pensions and OEICs business increased by 4 per cent to £417 million.

New business profit fell by £20 million, or 11 per cent, to £160 million and the overall new business margin reduced to 3.0 per cent, from 3.4 per cent in the first half of last year. The reduction in both reflects a decrease in sales of equity-related OEIC products in our mass market customer business, and an increase in finer margin OEIC sales through our Wealth Management business. The life and pensions new business margin remained strong at 3.6 per cent (note 24).

Existing business profit increased by 29 per cent. Expected return increased by 8 per cent to £158 million driven by an increase in profits from our annuity portfolio. Experience variances are not significant, with adverse lapse experience within our life and pensions business offset by favourable lapse experience within OEICs and other items. The positive assumption changes of £24 million largely reflect reduced OEIC costs. This compares to adverse assumption changes of £8 million in the first half of last year as improved income from our OEICs business was more than offset by modelling changes in the life and pensions business. The expected return on shareholders' net assets decreased by £6 million as a result of a lower volume of free assets, driven by lower investment markets.

Overall the post-tax return on embedded value increased to 11.7 per cent.

Scottish Widows Investment Partnership

Pre-tax profit from Scottish Widows Investment Partnership (SWIP) was unchanged at £20 million. The impact of falling equity and bond markets on annual management charges received was offset by improved cost management throughout the business. Over the last 12 months, SWIP's assets under management decreased by £7.6 billion to £90.2 billion, again largely reflecting the impact of lower equity, bond and property market values.

Movements in funds under management

The following table highlights the movement in retail and institutional funds under management.

	Half-year to 30 June 2008 £bn	Half-year to 30 June 2007 £bn	Half-year to 31 Dec 2007 £bn
Opening funds under management	**102.7**	105.7	102.6
Movement in Retail Funds			
Premiums	**5.9**	6.2	5.5
Claims	**(2.2)**	(2.1)	(2.7)
Surrenders	**(2.7)**	(2.8)	(3.6)
Net inflow of business	**1.0**	1.3	(0.8)
Investment return, expenses and commission	**(6.1)**	1.7	0.7
Net movement	**(5.1)**	3.0	(0.1)
Movement in Institutional Funds			
Lloyds TSB pension schemes	**—**	(5.7)	—
Other institutional funds	**—**	(0.3)	(0.3)
Investment return, expenses and commission	**(1.9)**	0.5	0.8
Net movement	**(1.9)**	(5.5)	0.5
Proceeds from sale of Abbey Life	**—**	—	1.0
Dividends and surplus capital repatriation	**(0.2)**	(0.6)	(1.3)
Closing funds under management	**95.5**	102.6	102.7
Managed by SWIP	**90.2**	97.8	97.6
Managed by third parties	**5.3**	4.8	5.1
Closing funds under management	**95.5**	102.6	102.7

Including assets under management within our UK Wealth Management and International Private Banking businesses, Groupwide funds under management decreased by 5 per cent to £115 billion.

INSURANCE AND INVESTMENTS (continued)

General insurance

	Half-year to 30 June 2008 £m	Half-year to 30 June 2007† £m	***Change %***	Half-year to 31 Dec 2007† £m
Commission receivable	**280**	335	***(16)***	313
Commission payable	**(315)**	(353)	***11***	(339)
Underwriting income (net of reinsurance)	**303**	294	***3***	297
Other income	**14**	5		14
Net operating income	**282**	281	—	285
Claims paid on insurance contracts (net of reinsurance)	**(90)**	(152)	***41***	(150)
Operating income, net of claims	**192**	129	***49***	135
Operating expenses	**(79)**	(79)	—	(75)
Profit before tax	**113**	50	***126***	60
Claims ratio	**29%**	50%		49%
Combined ratio	**76%**	96%		93%

†Restated, see note 2.

Profit before tax from our general insurance operations increased by £63 million, to £113 million, reflecting a £57 million reduction in claims due to the absence of the severe weather related claims experienced in the first half of 2007 and the continued benefits from ongoing investment in our claims processes.

Net operating income increased by £1 million, reflecting good increases in income from home insurance underwriting, with sales through the branch network generating an increase in new business premiums of 10 per cent, partly offset by lower creditor insurance income. Our continued focus on improving operational efficiency and improving the effectiveness of our marketing spend has resulted in costs remaining flat despite ongoing investment in key strategic initiatives.

Developing key insurance partnerships

General Insurance continues to invest in the development of its Corporate Partnership distribution arrangements and significant benefits from recent acquisitions and new partnership arrangements agreed during the first half of 2008, particularly with Resolution Life and Readers Digest, have already started to be delivered and are expected to underpin further improvement over the next few years. New sales through corporate partnering relationships have more than doubled since the first half of last year.

Improving Efficiency and Service

Claims are £62 million lower than in the first half of last year, principally reflecting the absence of extreme weather related claims experienced last year. Adjusting for these extreme weather related claims, the claims ratio improved from 31 per cent to 29 per cent.

During June and July 2007 Lloyds TSB Insurance received over 4,600 claims resulting from flood events. By the end of June 2008, 94 per cent of these customers were back in their refurbished homes, and the small number of more difficult properties are on track for near-term completion. Customer feedback on the service delivered has been very positive, and customer satisfaction measures have continued to improve.

Continuing businesses, excluding a provision in respect of certain historic US dollar payments and profit on sale of businesses	Half-year to 30 June 2008 £m	Half-year to 30 June 2007† £m	Change %	Half-year to 31 Dec 2007† £m
Net interest income	1,450	1,109	31	1,271
Other income				
- Before market dislocation	966	931	4	901
- Market dislocation	(477)	—		(188)
	489	931	(47)	713
Total income				
- Before market dislocation	2,416	2,040	18	2,172
- Market dislocation	(477)	—		(188)
	1,939	2,040	(5)	1,984
Operating expenses	(1,120)	(1,041)	(8)	(1,111)
Trading surplus	819	999	(18)	873
Impairment				
- Before market dislocation	(336)	(210)	(60)	(270)
- Market dislocation	(108)	—		(92)
	(444)	(210)	(111)	(362)
Profit before tax		—		
- Before market dislocation	960	789	22	791
- Market dislocation	(585)	—		(280)
	375	789	(52)	511
Cost:income ratio	57.8%	51.0%		56.0%
Cost:income ratio, excluding market dislocation	46.4%	51.0%		51.2%
Total assets	£172.8bn	£151.4bn	14	£163.3bn
Customer deposits	£74.4bn	£64.4bn	16	£72.3bn

†Restated, see note 2.

Key highlights

- **Continued strong relationship banking momentum.** Excluding the impact of market dislocation, profit before tax increased by 22 per cent, to £960 million.
- **Overall profits impacted by turbulence in global financial markets.** Whilst the division has limited exposure to assets affected by current capital market uncertainties, the impact of recent market dislocation has been to reduce profit before tax in the first half of 2008 by £585 million.
- **Excellent progress in expanding our Corporate Markets business,** with a 27 per cent increase in Corporate Markets income supporting a 22 per cent increase in profit before tax, excluding the impact of market dislocation. Cross-selling income in Corporate Markets increased by 64 per cent.
- **Continued strong franchise growth in Commercial Banking,** with a 9 per cent growth in income and a further increase in our market share of higher value customers.
- **Strong risk management and good asset quality,** despite a rise of £234 million in impairment losses, largely as a result of the £108 million impact of market dislocation and an increase in impairments from a small number of specific situations.

WHOLESALE AND INTERNATIONAL BANKING (continued)

In **Wholesale and International Banking**, the Group has continued to make significant progress in its strategy to develop the Group's strong corporate and small to medium business customer franchises and, in doing so, become the best UK mid-market focused wholesale bank. In a challenging external market environment, the division has continued to make substantial progress in its relationship banking businesses, benefiting particularly from the strength of the Group's balance sheet and the Group's strong liquidity and funding capabilities. In Corporate Markets, further good progress has been made in developing our relationship banking franchise supported by a strong cross-selling performance. In Commercial Banking, strong growth in business volumes, further customer franchise improvements and good progress in improving operational efficiency, were offset by an increase in the impairment charge.

Overall, the division's profit before tax decreased by 52 per cent to £375 million, reflecting the £585 million reduction in profits as a result of market dislocation. Excluding this impact, profit before tax increased by 22 per cent, with a continued strong performance in our relationship banking businesses. This has generated overall income growth, excluding the impact of market dislocation, of 18 per cent, driven by strong Corporate Markets and Commercial Banking income growth of 27 per cent and 9 per cent respectively. This exceeded cost growth of 8 per cent, largely reflecting further investment in building the Corporate Markets business, leading to an improvement in the cost:income ratio to 46.4 per cent, from 51.0 per cent last year. Trading surplus, excluding the impact of market dislocation, increased by £297 million, or 30 per cent, to £1,296 million.

The charge for impairment losses on loans and advances increased by £234 million to £444 million, as a result of the £108 million impact of market dislocation, a modest increase in the level of impairments reflecting the economic slowdown in the UK, the impact of recent growth in the corporate lending portfolio, and an increase in impairments from provisions against a small number of specific situations. Despite this increase in the impairment charge we believe that we remain relatively well positioned to withstand the economic slowdown as a result of our prudent credit management policy, and our overall corporate and SME lending remains good.

Profit before tax by business unit	**Half-year to 30 June 2008 £m**	Half-year to 30 June 2007[†] £m	***Change %***	Half-year to 31 Dec 2007[†] £m
Corporate Markets				
- Before impact of market dislocation	**620**	508	***22***	502
- Impact of market dislocation	**(585)**	—		(280)
	35	508	***(93)***	222
Commercial Banking	**222**	224	***(1)***	245
International Banking	**80**	68	***18***	70
Asset Finance	**35**	23	***52***	16
Other	**3**	(34)		(42)
Profit before tax				
- Before market dislocation	**960**	789	***22***	791
- Market dislocation	**(585)**	—		(280)
	375	789	***(52)***	511

[†]Restated, see note 2.

Corporate Markets	**Half-year to 30 June 2008 £m**	Half-year to 30 June 2007† £m	***Change %***	Half-year to 31 Dec 2007† £m
Net interest income	**714**	443	***61***	539
Other income				
- Before market dislocation	**381**	419	***(9)***	389
- Market dislocation	**(477)**	—		(188)
	(96)	419		201
Total income				
- Before market dislocation	**1,095**	862	***27***	928
- Market dislocation	**(477)**	—		(188)
	618	862	***(28)***	740
Operating expenses	**(339)**	(303)	***(12)***	(329)
Trading surplus	**279**	559	***(50)***	411
Impairment				
- Before market dislocation	**(136)**	(51)	***(167)***	(97)
- Market dislocation	**(108)**	—		(92)
	(244)	(51)		(189)
Profit before tax*				
- Before market dislocation	**620**	508	***22***	502
- Market dislocation	**(585)**	—		(280)
	35	508	***(93)***	222

*Excluding a provision in respect of certain historic US dollar payments.

†Restated, see note 2.

In Corporate Markets, profit before tax fell by 93 per cent, however, excluding the impact of market dislocation, profit before tax increased by 22 per cent. On this basis, income increased by 27 per cent, supported by strong growth in corporate lending and a 64 per cent increase in cross-selling income. This strong growth in cross-selling income has been supported by the Group's ability to leverage its strong funding capabilities and fund at market leading rates, which has enabled the Corporate Markets business to continue to grow significantly in the first half of 2008. Corporate Markets has continued to build its product capabilities and has been fulfilling substantially increased customer demand for interest rate and currency derivative products.

The trading surplus, excluding market dislocation, increased by 35 per cent and resulted in a further improvement in the cost:income ratio to 31.0 per cent, from 35.2 per cent in the first half of 2007. Operating expenses increased by 12 per cent to £339 million, reflecting significant further investment in people to support the substantial business growth in our Corporate Markets relationship business. Excluding the impact of market dislocation, the increase in the impairment charge reflects a modest increase in level of impairments as a result of the economic slowdown in the UK, the impact of recent growth in the corporate lending portfolio and impairments relating to provisions against a small number of specific situations.

Commercial Banking	**Half-year to 30 June 2008 £m**	Half-year to 30 June 2007† £m	***Change %***	Half-year to 31 Dec 2007† £m
Net interest income	**475**	438	***8***	470
Other income	**227**	208	***9***	221
Total income	**702**	646	***9***	691
Operating expenses	**(394)**	(375)	***(5)***	(394)
Trading surplus	**308**	271	***14***	297
Impairment	**(86)**	(47)	***(83)***	(52)
Profit before tax	**222**	224	***(1)***	245

†Restated, see note 2.

Profit before tax in Commercial Banking fell by £2 million, or 1 per cent, as strong growth in business volumes, growth in the Commercial Banking customer franchise and further improvements in operational efficiency and effectiveness, were offset by an increase in the impairment charge, primarily reflecting one individual transaction. Income increased by 9 per cent to £702 million, reflecting disciplined growth in lending and deposit balances, and an increased focus on the more valuable higher turnover customer relationships which have substantially greater product needs. Over the last few reporting periods, the Group has continued to build its market share of high value customers in the £0.5 to £2 million and £2 to £15 million turnover range to 16 per cent, and to 13 per cent respectively, as a result of continuing to make good progress in attracting customers 'switching' from other financial services providers.

Costs were 5 per cent higher. Cost management remains a priority and the business is now starting to capture significant benefits from recent investments in improved IT infrastructure, allowing further investment to be made in higher levels of relationship managers. Asset quality in the Commercial Banking portfolios has remained good and over 87 per cent of the portfolio is supported by security, however impairment provisions rose by £39 million largely reflecting one individual transaction. Excluding this provision, the impairment charge as a percentage of average lending was broadly stable, although in the last few months there has been some increase in the level of arrears reflecting the economic slowdown in the UK.

International Banking	**Half-year to 30 June 2008 £m**	Half-year to 30 June 2007† £m	*Change %*	Half-year to 31 Dec 2007† £m
Net interest income	**116**	94	*23*	107
Other income	**97**	87	*11*	92
Total income	**213**	181	*18*	199
Operating expenses	**(131)**	(116)	*(13)*	(128)
Trading surplus	**82**	65	*26*	71
Impairment	**(2)**	3		(1)
Profit before tax	**80**	68	*18*	70

†Restated, see note 2.

Profit before tax in International Banking grew by 18 per cent to £80 million reflecting strong income growth from meeting the needs of our customers, as the Group has increased its focus on growing its customer franchise in the increasingly global mobile affluent and high net worth wealth management market. Total income grew to £213 million, up 18 per cent (12 per cent excluding the impact of exchange rate movements), reflecting strong customer franchise growth, improved lending volumes at increased margins and strong growth in customer deposits. Costs increased by 13 per cent (6 per cent excluding the impact of exchange rate movements) reflecting increased investment in our target Private Banking and Expatriate Banking markets, and the trading surplus increased by 26 per cent.

Asset Finance	**Half-year to 30 June 2008 £m**	Half-year to 30 June 2007† £m	*Change %*	Half-year to 31 Dec 2007† £m
Net interest income	**144**	133	*8*	150
Other income	**230**	220	*5*	203
Total income	**374**	353	*6*	353
Operating expenses	**(227)**	(219)	*(4)*	(220)
Trading surplus	**147**	134	*10*	133
Impairment	**(112)**	(111)	*(1)*	(117)
Profit before tax	**35**	23	*52*	16

†Restated, see note 2.

Profit before tax in Asset Finance increased by 52 per cent to £35 million, largely reflecting good income growth, a strong focus on improving efficiency and effectiveness, lower staff numbers and continued tight credit criteria. Income increased by £21 million, or 6 per cent, whilst costs were 4 per cent higher and, notwithstanding the economic slowdown in the UK, the impairment charge increased by only £1 million, to £112 million. This reflects the recent tightening of credit criteria, improved collections procedures and lower balances outstanding. In Personal Finance, new business volumes have risen modestly in a competitive market. Our Contract Hire business, Autolease, has performed well by continuing to leverage its strong market position and efficient operation.

CONDENSED INTERIM FINANCIAL STATEMENTS (unaudited)

CONSOLIDATED INCOME STATEMENT

	Half-year to 30 June 2008 £m	Half-year to 30 June 2007 £m	Half-year to 31 Dec 2007 £m
Interest and similar income	**8,713**	7,982	8,892
Interest and similar expense	**(5,066)**	(5,136)	(5,639)
Net interest income	**3,647**	2,846	3,253
Fee and commission income	**1,582**	1,597	1,627
Fee and commission expense	**(351)**	(301)	(299)
Net fee and commission income	**1,231**	1,296	1,328
Net trading income	**(4,817)**	2,366	757
Insurance premium income	**2,914**	2,535	2,895
Other operating income	**309**	668	284
Other income	**(363)**	6,865	5,264
Total income	**3,284**	9,711	8,517
Insurance claims	**1,344**	(4,121)	(3,401)
Total income, net of insurance claims	**4,628**	5,590	5,116
Operating expenses	**(2,930)**	(2,760)	(2,807)
Trading surplus	**1,698**	2,830	2,309
Impairment	**(1,099)**	(837)	(959)
Profit on sale of businesses	**—**	—	657
Profit before tax	**599**	1,993	2,007
Taxation	**(11)**	(433)	(246)
Profit for the period	**588**	1,560	1,761
Profit attributable to minority interests	**12**	20	12
Profit attributable to equity shareholders	**576**	1,540	1,749
Profit for the period	**588**	1,560	1,761
Basic earnings per share	**10.2p**	27.3p	31.0p
Diluted earnings per share	**10.1p**	27.1p	30.8p
Dividend per share for the period*	**11.4p**	11.2p	24.7p
Dividend for the period*	**£648m**	£632m	£1,394m

*The dividend for the half-year to 30 June 2008 represents the interim dividend for 2008 which will be paid and accounted for on 1 October 2008 (the dividends shown for the half-year to 30 June 2007 and the half-year to 31 December 2007 represent the interim and final dividends for 2007 which were paid and accounted for on 3 October 2007 and 7 May 2008 respectively).

CONDENSED INTERIM FINANCIAL STATEMENTS (unaudited)

CONSOLIDATED BALANCE SHEET

	30 June 2008 £m	30 June 2007 £m	31 Dec 2007 £m
Assets			
Cash and balances at central banks	**3,616**	1,255	4,330
Items in course of collection from banks	**1,883**	1,727	1,242
Trading and other financial assets at fair value through profit or loss	**52,037**	68,424	57,911
Derivative financial instruments	**9,914**	6,640	8,659
Loans and advances to banks	**29,319**	33,599	34,845
Loans and advances to customers	**229,621**	200,181	209,814
Available-for-sale financial assets	**25,032**	21,994	20,196
Investment property	**3,366**	5,177	3,722
Goodwill	**2,358**	2,377	2,358
Value of in-force business	**2,101**	2,890	2,218
Other intangible assets	**182**	141	149
Tangible fixed assets	**2,856**	3,220	2,839
Other assets	**5,497**	5,470	5,063
Total assets	**367,782**	353,095	353,346
Equity and liabilities			
Deposits from banks	**40,207**	40,017	39,091
Customer accounts	**162,129**	144,654	156,555
Items in course of transmission to banks	**835**	727	668
Trading and other financial liabilities at fair value through profit or loss	**3,572**	2,866	3,206
Derivative financial instruments	**9,931**	6,890	7,582
Debt securities in issue	**58,437**	49,812	51,572
Liabilities arising from insurance contracts and participating investment contracts	**35,780**	41,985	38,063
Liabilities arising from non-participating investment contracts	**16,331**	25,609	18,197
Unallocated surplus within insurance businesses	**433**	628	554
Other liabilities	**11,306**	12,072	9,690
Retirement benefit obligations	**1,925**	2,332	2,144
Current tax liabilities	**108**	946	484
Deferred tax liabilities	**632**	1,236	948
Other provisions	**381**	233	209
Subordinated liabilities	**14,694**	11,378	11,958
Total liabilities	**356,701**	341,385	340,921
Equity			
Share capital	**1,441**	1,430	1,432
Share premium account	**1,396**	1,284	1,298
Other reserves	**(685)**	351	(60)
Retained profits	**8,645**	8,308	9,471
Shareholders' equity	**10,797**	11,373	12,141
Minority interests	**284**	337	284
Total equity	**11,081**	11,710	12,425
Total equity and liabilities	**367,782**	353,095	353,346

CONDENSED INTERIM FINANCIAL STATEMENTS (unaudited)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders				
	Share capital and premium £m	Other reserves £m	Retained profits £m	Minority interests £m	Total £m
Balance at 1 January 2007	2,695	336	8,124	352	11,507
Movements in available-for-sale financial assets, net of tax:					
- change in fair value	—	14	—	—	14
- transferred to income statement in respect of disposals	—	(1)	—	—	(1)
Movement in cash flow hedges, net of tax	—	(2)	—	—	(2)
Currency translation differences	—	4	—	(1)	3
Net income recognised directly in equity	—	15	—	(1)	14
Profit for the period	—	—	1,540	20	1,560
Total recognised income for the period	—	15	1,540	19	1,574
Dividends	—	—	(1,325)	(4)	(1,329)
Purchase/sale of treasury shares	—	—	(36)	—	(36)
Employee share option schemes:					
- value of employee services	—	—	5	—	5
- proceeds from shares issued	19	—	—	—	19
Repayment of capital to minority shareholders	—	—	—	(30)	(30)
Balance at 30 June 2007	2,714	351	8,308	337	11,710
Movements in available-for-sale financial assets, net of tax:					
- change in fair value	—	(450)	—	—	(450)
- transferred to income statement in respect of disposals	—	(4)	—	—	(4)
- transferred to income statement in respect of impairment	—	49	—	—	49
- disposal of businesses	—	(6)	—	—	(6)
Movement in cash flow hedges, net of tax	—	(13)	—	—	(13)
Currency translation differences	—	13	—	—	13
Net income recognised directly in equity	—	(411)	—	—	(411)
Profit for the period	—	—	1,749	12	1,761
Total recognised income for the period	—	(411)	1,749	12	1,350
Dividends	—	—	(632)	(15)	(647)
Purchase/sale of treasury shares	—	—	35	—	35
Employee share option schemes:					
- value of employee services	—	—	11	—	11
- proceeds from shares issued	16	—	—	—	16
Repayment of capital to minority shareholders	—	—	—	(50)	(50)
Balance at 31 December 2007	2,730	(60)	9,471	284	12,425

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to equity shareholders				
	Share capital and premium £m	Other reserves £m	Retained profits £m	Minority interests £m	Total £m
Balance at 31 December 2007	2,730	(60)	9,471	284	12,425
Movements in available-for-sale financial assets, net of tax:					
- change in fair value	—	(674)	—	—	(674)
- transferred to income statement in respect of disposals	—	(18)	—	—	(18)
- transferred to income statement in respect of impairment	—	44	—	—	44
Movement in cash flow hedges, net of tax	—	(5)	—	—	(5)
Currency translation differences	—	28	—	—	28
Net income recognised directly in equity	—	(625)	—	—	(625)
Profit for the period	—	—	576	12	588
Total recognised income for the period	—	(625)	576	12	(37)
Dividends	—	—	(1,394)	(10)	(1,404)
Purchase/sale of treasury shares	—	—	(6)	—	(6)
Employee share option schemes:					
- value of employee services	—	—	(2)	—	(2)
- proceeds from shares issued	107	—	—	—	107
Repayment of capital to minority shareholders	—	—	—	(2)	(2)
Balance at 30 June 2008	2,837	(685)	8,645	284	11,081

CONDENSED INTERIM FINANCIAL STATEMENTS (unaudited)

CONSOLIDATED CASH FLOW STATEMENT

	Half-year to 30 June 2008 £m	Half-year to 30 June 2007 £m	Half-year to 31 Dec 2007 £m
Profit before tax	**599**	1,993	2,007
Adjustments for:			
Change in operating assets	**(16,664)**	(4,602)	(12,380)
Change in operating liabilities	**15,042**	9,888	11,653
Non-cash and other items	**(1,535)**	1,081	1,703
Tax paid	**(531)**	(394)	(465)
Net cash (used in) provided by operating activities	**(3,089)**	7,966	2,518
Cash flows from investing activities			
Purchase of available-for-sale financial assets	**(12,864)**	(12,133)	(9,534)
Proceeds from sale and maturity of available-for-sale financial assets	**7,908**	8,946	10,522
Purchase of fixed assets	**(561)**	(874)	(460)
Proceeds from sale of fixed assets	**250**	388	594
Acquisition of businesses, net of cash acquired	**(1)**	(5)	(3)
Disposal of businesses, net of cash disposed	**—**	(26)	1,502
Net cash (used in) provided by investing activities	**(5,268)**	(3,704)	2,621
Cash flows from financing activities			
Dividends paid to equity shareholders	**(1,394)**	(1,325)	(632)
Dividends paid to minority interests	**(10)**	(4)	(15)
Interest paid on subordinated liabilities	**(321)**	(342)	(367)
Proceeds from issue of subordinated liabilities	**2,551**	—	—
Proceeds from issue of ordinary shares	**107**	19	16
Repayment of subordinated liabilities	**—**	(300)	—
Repayment of capital to minority shareholders	**(2)**	(30)	(50)
Net cash provided by (used in) financing activities	**931**	(1,982)	(1,048)
Effects of exchange rate changes on cash and cash equivalents	**180**	(9)	91
Change in cash and cash equivalents	**(7,246)**	2,271	4,182
Cash and cash equivalents at beginning of period	**31,891**	25,438	27,709
Cash and cash equivalents at end of period	**24,645**	27,709	31,891

Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months.

CONDENSED INTERIM FINANCIAL STATEMENTS (unaudited)

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

1 Accounting policies, presentation and estimates

2 Segmental analysis

3 Balance sheet information

4 Credit market positions in Corporate Markets

5 Profit on sale of businesses

6 Legal and regulatory matters

7 Taxation

8 Principal risks and uncertainties

1. Accounting policies, presentation and estimates

These condensed interim financial statements as at and for the half-year to 30 June 2008 have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with International Accounting Standard ('IAS') 34, 'Interim Financial Reporting', as adopted by the European Union. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the Group's consolidated financial statements as at and for the year ended 31 December 2007 ('2007 Annual Report and Accounts'), which were prepared in accordance with International Financial Reporting Standards as adopted by the European Union. Copies of the 2007 Annual Report and Accounts can be found on the Group's website or are available upon request from the Company Secretary's Department, Lloyds TSB Group plc, 25 Gresham Street, London EC2V 7HN.

As required by IAS 34, the Group's income tax expense for the six months ended 30 June 2008 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year. With this exception, the accounting policies, significant judgements made by management in applying them, and key sources of estimation uncertainty applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its 2007 Annual Report and Accounts. The preparation of interim financial statements requires management to make judgements, estimates and assumptions that impact the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ from these estimates. There have been no significant changes in the bases upon which estimates have been determined, compared to those applied at 31 December 2007. The Group has reviewed the valuation of its pension schemes and has concluded that no adjustment is required at 30 June 2008. In accordance with IAS 19' Employee Benefits', the valuations will be formally updated at the year end. Goodwill held in the Group's balance sheet is tested (at least) annually for impairment in the second half of the year. No circumstances have arisen during the half-year to 30 June 2008 to require additional impairment testing.

The Group has had no material or unusual related party or share-based payment transactions during the half-year to 30 June 2008. Related party and share-based payment transactions for the half-year to 30 June 2008 are similar in nature to those for the year ended 31 December 2007. No significant events, other than those disclosed within this document, have occurred between 30 June 2008 and the date of approval of these condensed interim financial statements. A variety of contingent liabilities and commitments arise in the ordinary course of the Group's banking business; there has been no significant change in the volume or nature of such transactions during the half-year to 30 June 2008. Full details of the Group's related party transactions for the year to 31 December 2007, share-based payment schemes and contingent liabilities and commitments entered into in the normal course of business can be found in the Group's 2007 Annual Report and Accounts.

2. Segmental analysis

Lloyds TSB Group is a leading UK-based financial services group, providing a wide range of banking and financial services in the UK and in certain locations overseas. The Group's activities are organised into three segments: UK Retail Banking, Insurance and Investments and Wholesale and International Banking. Central group items includes the funding cost of certain acquisitions less earnings on capital, central costs and accruals for payment to the Lloyds TSB Foundations.

Services provided by UK Retail Banking encompass the provision of banking and other financial services to personal customers, private banking and mortgages. Insurance and Investments offers life assurance, pensions and savings products, general insurance and asset management services. Wholesale and International Banking provides banking and related services for major UK and multinational companies, banks and financial institutions, and small and medium-sized UK businesses. It also provides asset finance to personal and corporate customers, manages the Group's activities in financial markets and provides banking and financial services overseas.

As part of Lloyds TSB Group's transition to Basel II on 1 January 2008, the Group has updated its capital and liquidity pricing methodology. The main difference in this approach is to allocate a greater share of certain funding costs, previously allocated to the Central group items segment, to individual divisions. To enable meaningful period-on-period comparisons, the segmental analyses for the half-years to 30 June 2007 and 31 December 2007 have been restated to reflect these changes.

Half-year to 30 June 2008	UK Retail Banking £m	General insurance £m	Life, pensions and asset management £m	Insurance and Investments £m	Wholesale and International Banking £m	Central group items* £m	Total £m
Interest and similar income*	4,324	12	491	503	5,516	(1,630)	8,713
Interest and similar expense*	(2,334)	(9)	(209)	(218)	(4,066)	1,552	(5,066)
Net interest income	1,990	3	282	285	1,450	(78)	3,647
Other income (net of fee and commission expense)	862	278	(1,958)	(1,680)	489	(34)	(363)
Total income	2,852	281	(1,676)	(1,395)	1,939	(112)	3,284
Insurance claims	—	(90)	1,434	1,344	—	—	1,344
Total income, net of insurance claims	2,852	191	(242)	(51)	1,939	(112)	4,628
Operating expenses	(1,286)	(79)	(233)	(312)	(1,300)	(32)	(2,930)
Trading surplus (deficit)	1,566	112	(475)	(363)	639	(144)	1,698
Impairment	(655)	—	—	—	(444)	—	(1,099)
Profit (loss) before tax	911	112	(475)	(363)	195	(144)	599
External revenue	4,838	594	(1,043)	(449)	4,393	(81)	8,701
Inter-segment revenue*	570	34	12	46	1,706	(2,322)	—
Segment revenue	5,408	628	(1,031)	(403)	6,099	(2,403)	8,701

*Central group items on this and the following page includes inter-segment consolidation adjustments within interest and similar income and within interest and similar expense as follows: interest and similar income £(2,475) million (2007H1: £(1,495) million; 2007H2: £(1,806) million); interest and similar expense £2,475 million (2007H1: £1,495 million; 2007H2: £1,806 million). There is no impact on net interest income. Similarly, Central group items includes inter-segment revenue adjustments of £(3,121) million (2007H1: £(2,011) million; 2007H2: £(2,255) million).

2. **Segmental analysis** (continued)

Half-year to 30 June 2007	UK Retail Banking £m	General insurance £m	Life, pensions and asset management £m	Insurance and Investments £m	Wholesale and International Banking £m	Central group items* £m	Total £m
Interest and similar income*	3,729	10	459	469	4,617	(833)	7,982
Interest and similar expense*	(1,931)	(9)	(387)	(396)	(3,488)	679	(5,136)
Net interest income	1,798	1	72	73	1,129	(154)	2,846
Other income (net of fee and commission expense)	883	286	4,497	4,783	1,017	182	6,865
Total income	2,681	287	4,569	4,856	2,146	28	9,711
Insurance claims	—	(152)	(3,969)	(4,121)	—	—	(4,121)
Total income, net of insurance claims	2,681	135	600	735	2,146	28	5,590
Operating expenses	(1,297)	(79)	(256)	(335)	(1,125)	(3)	(2,760)
Trading surplus	1,384	56	344	400	1,021	25	2,830
Impairment	(627)	—	—	—	(210)	—	(837)
Profit before tax	757	56	344	400	811	25	1,993
External revenue	4,361	639	5,037	5,676	4,995	116	15,148
Inter-segment revenue*	415	22	97	119	882	(1,416)	—
Segment revenue	4,776	661	5,134	5,795	5,877	(1,300)	15,148

Half-year to 31 December 2007	UK Retail Banking £m	General insurance £m	Life, pensions and asset management £m	Insurance and Investments £m	Wholesale and International Banking £m	Central group items* £m	Total £m
Interest and similar income*	4,235	13	581	594	5,145	(1,082)	8,892
Interest and similar expense*	(2,338)	(9)	(295)	(304)	(3,865)	868	(5,639)
Net interest income	1,897	4	286	290	1,280	(214)	3,253
Other income (net of fee and commission expense)	914	268	3,146	3,414	756	180	5,264
Total income	2,811	272	3,432	3,704	2,036	(34)	8,517
Insurance claims	—	(150)	(3,251)	(3,401)	—	—	(3,401)
Total income, net of insurance claims	2,811	122	181	303	2,036	(34)	5,116
Operating expenses	(1,327)	(75)	(245)	(320)	(1,157)	(3)	(2,807)
Trading surplus (deficit)	1,484	47	(64)	(17)	879	(37)	2,309
Impairment	(597)	—	—	—	(362)	—	(959)
Profit on sale of businesses	—	—	272	272	385	—	657
Profit (loss) before tax	887	47	208	255	902	(37)	2,007
External revenue	4,771	596	3,817	4,413	5,087	184	14,455
Inter-segment revenue*	543	27	84	111	605	(1,259)	—
Segment revenue	5,314	623	3,901	4,524	5,692	(1,075)	14,455

3. Balance sheet information

	30 June 2008 £m	30 June 2007 £m	31 Dec 2007 £m
Deposits – customer accounts			
Sterling:			
Non-interest bearing current accounts	**3,328**	3,610	3,155
Interest bearing current accounts	**43,515**	42,426	42,858
Savings and investment accounts	**73,460**	66,436	70,003
Other customer deposits	**22,941**	19,059	24,671
Total sterling	**143,244**	131,531	140,687
Currency	**18,885**	13,123	15,868
Total deposits – customer accounts	**162,129**	144,654	156,555
Loans and advances to customers			
Agriculture, forestry and fishing	**3,373**	2,928	3,226
Energy and water supply	**2,203**	2,258	2,102
Manufacturing	**9,832**	8,023	8,385
Construction	**3,151**	2,548	2,871
Transport, distribution and hotels	**12,613**	10,970	11,573
Postal and communications	**1,261**	924	946
Property companies	**20,937**	16,062	17,576
Financial, business and other services	**35,246**	26,082	29,707
Personal : mortgages	**109,783**	100,140	102,739
: other	**23,932**	22,473	22,988
Lease financing	**4,726**	4,948	4,686
Hire purchase	**5,157**	5,063	5,423
	232,214	202,419	212,222
Allowance for impairment losses on loans and advances	**(2,593)**	(2,238)	(2,408)
Total loans and advances to customers	**229,621**	200,181	209,814

Total loans and advances to customers in our international businesses totalled £7,963 million (30 June 2007: £5,635 million; 31 December 2007: £6,291 million).

4. Credit market positions in Corporate Markets

Lloyds TSB's high quality business model means that the Group has relatively limited exposure to assets affected by current capital markets uncertainties. The following table shows credit market positions in Corporate Markets, on both a gross and net basis.

Credit market positions – 30 June 2008

	30 June 2008		2008 H1	31 Dec 2007	
	Net exposure £m	**Gross exposure £m**	**Write-down £m**	Net exposure £m	Gross exposure £m
US sub-prime ABS-direct	**—**	**—**	**—**	—	—
ABS CDOs					
- unhedged	**70**	**70**	**62**	130	130
- monoline hedged	**—**	**297**	**170**	—	470
- major global bank cash collateralised	**—**	**1,382**	**—**	—	1,861
Structured investment vehicles					
- capital notes	**35**	**35**	**43**	78	78
- liquidity backup facilities	**85**	**85**	**3**	370	370
Trading portfolio					
- ABS trading book	**417**	**417**	**97**	474	474
- secondary loan trading	**479**	**836**	**40**	665	863
- other assets*	**3,622**	**3,622**	**170**	3,895	3,895
			585		

*Primarily high quality senior bank and corporate assets; also includes £173 million of indirect exposure to US sub-prime mortgages and ABS CDOs. This super senior exposure is protected by note subordination.

Available-for-sale assets

	30 June 2008 £m	31 Dec 2007 £m	**Reserves adjustment 2008 H1 £m**
CANCARA	**7,645**	8,268	**(448)**
- US sub-prime – nil			
- Alt-A – £424 million (100% AAA/Aaa)			
- CMBS – £1,231 million (100% AAA/Aaa)			
Student Loan ABS	**3,231**	3,164	**(139)**
- US Government guaranteed			
Treasury assets	**8,342**	4,142	**(6)**
- Government bond and short-dated bank commercial paper			
Other assets	**5,196**	4,088	**(52)**
- Predominantly major bank senior paper and high quality ABS			
Total – Corporate Markets	**24,414**	19,662	**(645)**
Other businesses	**618**	534	**15**
Total – Group	**25,032**	20,196	**(630)**

Valuation of financial instruments

The fair values of financial instruments are determined by reference to observable market prices where these are available and the market is active. Where market prices are not available or are unreliable because of poor liquidity, fair values are determined using valuation techniques including cash flow models which, to the extent possible, use observable market parameters. The process of calculating the fair value using valuation techniques may necessitate the estimation of certain pricing parameters, assumptions or model characteristics.

At 30 June 2008, the fair values of £756 million (31 December 2007: £874 million) of Corporate Markets' trading and other financial assets classified as fair value through profit or loss were valued using unobservable inputs. In respect of these assets, during the six months to 30 June 2008, negative £117 million (six months to 31 December 2007: negative £105 million) was recognised in the income statement relating to the change in their fair values.

The fair values of the Group's venture capital investments in Corporate Markets which at 30 June 2008 amounted to £841 million (31 December 2007: £696 million) and are included within trading and other financial assets classified at fair value through profit or loss are determined using valuation techniques which follow British Venture Capital Association (BVCA) guidelines.

Other valuations use indicative price quotes received from brokers or lead managers, as appropriate, or techniques commonly used by market participants such as discounted cash flow analysis and pricing models.

There are no individually significant assumptions used within those models.

Cancara

Cancara is the Group's hybrid Asset Backed Commercial Paper conduit. At 30 June 2008, the carrying amount of Cancara's assets comprised £7,645 million ABS (31 December 2007: £8,268 million) and £4,008 million client receivables transactions (31 December 2007: £3,723 million). Cancara is fully consolidated in the Group's accounts and represents the Group's only significant conduit.

At 30 June 2008, 92 per cent of the ABS bonds in Cancara were Aaa/AAA rated by Moody's and Standard & Poor's respectively, and there was no exposure either directly or indirectly to sub-prime US mortgages within the ABS portfolio. At 30 June 2008 the client receivables portfolio included no US sub-prime mortgage exposure (31 December 2007: £115 million). At 30 June 2008, Alt-A exposures within the conduit were £424 million (31 December 2007: £619 million).

During the six months to 30 June 2008, an adjustment of £448 million (six months to 31 December 2007: £237 million) was made against the available-for-sale reserve in respect of ABS.

Credit default swap exposure to monolines

At 30 June 2008, Corporate Markets had fair value exposure to two monoline financial guarantors in the form of credit default swap (CDS) protection bought against a CDO of ABS of £500 million and a £200 million CLO. At 30 June 2008, Corporate Markets' exposure to these CDS was £342 million. During the six months to 30 June 2008, adverse credit valuation adjustments relating to these CDS in the amount of £183 million (six months to 31 December 2007: £25 million) were recognised in the income statement.

4. Credit market positions in Corporate Markets (continued)

Leveraged finance – underwriting commitments

At 30 June 2008, Corporate Markets' not-yet-syndicated leveraged loan underwriting commitments amounted to £1,023 million of which £756 million were originated before the market dislocation (31 December 2007: £756 million). All of the underlying assets are performing satisfactorily.

Impairment of available-for-sale financial assets

Impairment losses in respect of available-for-sale financial assets transferred from reserves to the income statement for the six months to 30 June 2008 totalled £62 million (six months to 31 December 2007: £70 million).

In determining whether an impairment loss has been incurred in respect of an available-for-sale financial asset, the Group performs an objective review of the current financial circumstances and future prospects of the issuer and considers whether there has been a significant or prolonged decline in the fair value of that asset below its cost. This consideration requires management judgement. Among factors considered by the Group is whether the decline in fair value is a result of a change in the quality of the asset or a downward movement in the market as a whole. An assessment is performed of the future cash flows expected to be realised from the asset, taking into account, where appropriate, the quality of underlying security and credit protection available.

For impaired debt instruments which are classified as available-for-sale financial assets, additional impairment losses are recognised when it is determined there has been a further negative impact on expected future cash flows. A reduction in fair value caused by general widening of credit spreads would not, of itself, result in additional impairment.

5. Profit on sale of businesses

During the second half of 2007, the Group disposed of Lloyds TSB Registrars, its share registration business; Abbey Life, the UK life operation which was closed to new business in 2000; and Dutton-Forshaw, its medium-size car dealership. In addition, provision was made for payments under an indemnity given in relation to a business sold in an earlier year. A breakdown is provided below:

	Half-year to 30 June 2008 £m	Half-year to 30 June 2007 £m	Half-year to 31 Dec 2007 £m
Lloyds TSB Registrars	—	—	407
Abbey Life	—	—	272
Other	—	—	(22)
	—	—	657

6. Legal and regulatory matters

During the ordinary course of business the Group is subject to threatened or actual legal proceedings. All such material cases are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management's best estimate of the amount required to settle the obligation at the relevant balance sheet date. In some cases it will not be possible to form a view, either because the facts are unclear or because further time is needed properly to assess the merits of the case. No provisions are held against such cases; however the Group does not currently expect the final outcome of these cases to have a material adverse effect on its financial position.

In the UK and elsewhere, there is continuing political and regulatory scrutiny of financial services. On 5 June 2008 the Competition Commission published its provisional findings and remedies notice in the Payment Protection Insurance Inquiry and, following consultation, is expected to report by December 2008. The UK Office of Fair Trading ('OFT') is carrying out an investigation into certain current account charges which are also subject to a legal test case (see below). In addition, on 16 July 2008 the OFT published a market study report on personal current accounts. The OFT is now engaging in a period of consultation until 31 October 2008. At the conclusion of the consultation period, the OFT will publish a summary of the responses received, and then aims to publish a further report in early 2009 which will contain recommendations for the banking industry. The OFT is also investigating interchange fees charged by some card networks in parallel with the European Commission's own investigation into Visa cross-border interchange fees, the European Commission having issued its decision in the MasterCard cross-border interchange case, which decision is now under appeal to the European Court of First Instance. At the same time regulators are considering the review of retail distribution and UK financial stability and depositor protection proposals. It is not presently possible to assess the cost or income impact of these inquiries or any connected matters on the Group until the outcome is known.

In addition, a number of EU directives, including the Unfair Commercial Practices Directive and Payment Services Directive are currently being implemented in the UK. The EU is also considering regulatory proposals for, *inter alia*, Consumer Credit, Mortgage Credit, Single European Payments Area, Retail Financial Services Review and capital adequacy requirements for insurance companies (Solvency II).

On 27 July 2007, following agreement between the OFT and a number of UK financial institutions, the OFT issued High Court legal proceedings against seven institutions, including Lloyds TSB Bank plc, to determine the legal status and enforceability of certain of the charges applied to their personal customers in relation to requests for unplanned overdrafts. On 24 April 2008 the High Court determined, in relation to the current terms and conditions of those financial institutions (including Lloyds TSB Bank plc), that the relevant charges are not capable of amounting to penalties but that they are assessable for fairness. On 23 May 2008 Lloyds TSB Bank plc, along with the other relevant financial institutions, was given permission to appeal the finding that the relevant charges are assessable for fairness. A further hearing was held on 7 to 9 July 2008 to consider the position in relation to those financial institutions' (including Lloyds TSB Bank plc's) historic terms and conditions and judgment is currently awaited. It is likely that further hearings will be required and, if appeals are pursued, the proceedings may take a number of years to conclude. The Financial Services Authority ('FSA') has agreed, subject to certain conditions, that the handling of customer complaints on this issue can be suspended until the earlier of either conclusion of the proceedings or 26 January 2009, subject to any renewal or extension which the FSA may agree. Cases before the Financial Ombudsman Service and the County Courts are also generally currently stayed, pending the outcome of the legal proceedings initiated by the OFT.

6. Legal and regulatory matters (continued)

The Group intends to continue to defend its position strongly. Accordingly, no provision in relation to the outcome of this litigation has been made. Depending on the Court's determinations, a range of outcomes is possible, some of which could have a significant financial impact on the Group. The ultimate impact of the litigation on the Group can only be known at its conclusion.

There has been increased scrutiny of the financial institutions sector, especially in the US, with respect to combating money laundering and terrorist financing and enforcing compliance with economic sanctions. The Office of Foreign Assets Control ('OFAC') administers US laws and regulations in relation to US economic sanctions against designated foreign countries, nationals and others and the Group has been conducting a review of its conduct with respect to historic US dollar payments involving countries, persons or entities subject to those sanctions. The Group has provided information relating to its review of such historic payments to a number of authorities including OFAC, the US Department of Justice and the New York County District Attorney's office which, along with other authorities, have been reported to be conducting a broader review of sanctions compliance by non-US financial institutions. The Group is involved in ongoing discussions with these and other authorities with respect to agreeing a resolution of their investigations. Discussions have advanced towards resolution since the year end and the Group has provided £180 million in respect of this matter in the first half of 2008.

7. Taxation

A reconciliation of the charge that would result from applying the standard UK corporation tax rate to profit before tax to the tax charge is given below:

	Half-year to 30 June 2008 £m	Half-year to 30 June 2007 £m	Half-year to 31 Dec 2007 £m
Profit before tax	**599**	1,993	2,007
Tax charge thereon at UK corporation tax rate of 28.5% (2007: 30%)	**171**	598	602
Factors affecting charge:			
Disallowed and non-taxable items	**25**	(3)	5
Overseas tax rate differences	**3**	(5)	1
Gains exempted or covered by capital losses	**(2)**	(36)	(238)
Policyholder interests	**(207)**	(51)	(122)
Corporation tax rate change	**—**	(89)	(21)
Other items	**21**	19	19
Tax charge	**11**	433	246

8. Principal risks and uncertainties

The most significant risks likely to be faced by the Group in the second half of the year are:

- Credit risk, reflecting the risk inherent in our lending businesses that is exacerbated at a time when the UK economy is experiencing a marked slowdown which in turn could lead to a recession. In mortgages, a reduction in house price indices is expected to lead to an increase in impairment levels. Wholesale credit markets remain volatile and dislocated. The market dislocation is beginning to impact the real economy, which could result in a further worsening of the business environment and a consequent increase in impairment levels, and in further mark-to-market adjustments in the Group's portfolio of trading and available-for-sale assets.

- Market risk arising in the Insurance and Investments division, the Wholesale and International Banking division and the Group's pension schemes with respect to adverse movements in equity markets, credit markets and interest rates which has a consequent effect upon the value of assets. The value of pension scheme liabilities is exposed to real interest rates and credit spreads. These asset and liability risks could impact the Group adversely.

- Legal and regulatory risk, reflecting the legal and regulatory environment in which the Group operates and the volume and pace of change from within the UK and the rest of the world. This impacts the Group, both operationally in terms of cost of compliance with uncertainty about legal and regulatory expectations, and strategically through pressure on key earnings streams. The latter could potentially result in changes to business and pricing models, particularly in the UK retail market. Our business planning processes continue to reflect changes in the legal and regulatory environment.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors listed below (being all the directors of Lloyds TSB Group plc) confirm that to the best of their knowledge this condensed set of financial statements has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8, namely:

- an indication of important events that have occurred during the six months ended 30 June 2008 and their impact on the condensed interim financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

- material related party transactions in the six months ended 30 June 2008 and any material changes in the related party transactions described in the last annual report.

Signed on behalf of the board by

J. Eric Daniels
Group Chief Executive
29 July 2008

Lloyds TSB Group plc board of directors

Non-Executive Directors	Executive Directors
Sir Victor Blank	J Eric Daniels
Wolfgang C G Berndt	Archie G Kane
Ewan Brown CBE FRSE	G Truett Tate
Jan P du Plessis	Helen A Weir CBE
Philip N Green	
Sir Julian Horn-Smith	
Lord Leitch	
Sir David Manning GCMG CVO	

INDEPENDENT REVIEW REPORT TO LLOYDS TSB GROUP PLC

Introduction

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2008, which comprises the income statement, balance sheet, statement of changes in equity, cash flow statement and related notes 1 to 8. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
Southampton, England
29 July 2008

ADDITIONAL INFORMATION

9 Volatility

10 Mortgage lending

11 Group net interest income

12 Other income

13 General insurance income

14 Operating expenses

15 Number of employees (full-time equivalent)

16 Impairment losses by division

17 Retirement benefit obligations

18 Capital ratios (Basel II)

19 Total assets by division

20 Discontinued businesses

21 Economic profit

22 Earnings per share

23 Scottish Widows – realistic balance sheet information

24 European Embedded Value reporting – results for the half-year to 30 June 2008

25 Scottish Widows – weighted sales (Annual Premium Equivalent)

26 Dividend

27 Other information

9. Volatility

Insurance volatility

The Group's insurance businesses have liability products that are supported by substantial holdings of investments, including equities, property and fixed interest investments, all of which are subject to variations in their value. The value of the liabilities does not move exactly in line with changes in the value of the investments, yet IFRS requires that the changes in both the value of the liabilities and investments be reflected within the income statement. As these investments are substantial and movements in their value can have a significant impact on the profitability of the Insurance and Investments division, management believes that it is appropriate to disclose the division's results on the basis of an expected return in addition to the actual return. The difference between the actual return on these investments and the expected return based upon economic assumptions made at the beginning of the year is included within insurance volatility.

Changes in market variables also affect the realistic valuation of the guarantees and options embedded within products written in the Scottish Widows With Profits Fund, the value of the in-force business and the value of shareholders' funds. Fluctuations in these values caused by changes in market variables, including market spreads reflecting credit risk premia, are also included within insurance volatility. These market credit spreads represent the gap between the yield on corporate bonds and the yield on government bonds, and reflect the market's assessment of credit risk. Changes in the credit spreads affect the value of the in-force business asset in respect of the annuity portfolio.

The expected investment returns used to determine the normalised profit of the business, which are based on prevailing market rates and published research into historic investment return differentials, are set out below:

	2008	2007
	%	%
Gilt yields (gross)	**4.55**	4.62
Equity returns (gross)	**7.55**	7.62
Dividend yield	**3.00**	3.00
Property return (gross)	**7.55**	7.62
Corporate bonds in unit linked and with-profits funds (gross)	**5.15**	5.22
Fixed interest investments backing annuity liabilities (gross)	**5.56**	5.09

During the six months to 30 June 2008, profit before tax included negative insurance volatility of £505 million, being a credit of £5 million to net interest income and a charge of £510 million to other income (2007H1: positive volatility of £9 million, being a credit of £2 million to net interest income and a credit of £7 million to other income; 2007H2: negative volatility of £286 million, being a credit of £5 million to net interest income and a charge of £291 million to other income).

This charge mainly reflects the significant falls in global equities markets in the first half of the year, which resulted in total returns some 15 per cent lower than expected, and falls in the UK bond market, which resulted in returns some 6 per cent lower than expected. These lower than expected returns reduced the value of in-force business held on the balance sheet. The widening of corporate bond credit spreads further reduced the market consistent value of the annuity portfolio. Lower equities and bond prices also affected the valuation of the Group's investments held within the funds attributable to the shareholder; there was no exposure to assets held at fair value through profit or loss valued using unobservable market inputs.

9. **Volatility** (continued)

Policyholder interests volatility

The application of accounting standards results in the introduction of other sources of significant volatility into the pre-tax profits of the life and pensions business. In order to provide a clearer representation of the performance of the business and consistent with the way in which it is managed, equalisation adjustments are made to remove this volatility from underlying profits. The effect of these adjustments is separately disclosed as policyholder interests volatility; there is no impact upon profit attributable to equity shareholders.

The most significant of these additional sources of volatility is policyholder tax. Accounting standards require that tax on policyholder investment returns should be included in the Group's tax charge rather than being offset against the related income. The impact is, therefore, to either increase or decrease profit before tax with a corresponding change in the tax charge. Other sources of volatility include the minorities' share of the profits earned by investment vehicles which are not wholly owned by the long-term assurance funds.

During the six months to 30 June 2008, profit before tax included negative policyholder interests volatility of £289 million, being a charge to other income (2007H1: negative volatility of £63 million, being a charge to other income; 2007H2: negative volatility of £159 million, being a charge to other income). In the first half of 2008, substantial policyholder tax losses have been generated as a result of a fall in property, gilt, bond and equity values. These losses reduce future policyholder tax liabilities and have led to a policyholder tax credit during the half-year.

10. Mortgage lending

	Half-year to 30 June 2008	Half-year to 30 June 2007	Half-year to 31 Dec 2007
Gross new mortgage lending	**£16.8bn**	£16.0bn	£13.4bn
Market share of gross new mortgage lending	**11.3%**	9.0%	7.2%
Redemptions	**£9.5bn**	£11.2bn	£11.5bn
Market share of redemptions	**7.9%**	9.1%	8.7%
Net new mortgage lending	**£7.3bn**	£4.8bn	£1.9bn
Market share of net new mortgage lending	**24.4%**	8.9%	3.5%
Mortgages outstanding (period end)*	**£109.3bn**	£100.1bn	£102.0bn
Market share of mortgages outstanding	**9.0%**	8.8%	8.5%

*Excluding the effect of IFRS related adjustments in order to conform with industry statistics.

In Cheltenham & Gloucester, the average indexed loan-to-value ratio on the mortgage portfolio was 47 per cent (31 December 2007: 43 per cent), and the average loan-to-value ratio for new mortgages and further advances written during the first half of 2008 was 63 per cent (2007: 63 per cent). At 30 June 2008, only 4 per cent of balances had an indexed loan-to-value ratio in excess of 95 per cent.

11. Group net interest income

	Half-year to 30 June 2008 £m	Half-year to 30 June 2007 £m	Half-year to 31 Dec 2007 £m
Banking margin			
Net interest income	**2,803**	2,458	2,690
Average interest-earning assets, excluding reverse repos	**200,109**	180,754	189,066
Net interest margin	**2.82%**	2.74%	2.82%
Statutory basis			
Net interest income	**3,647**	2,846	3,253
Average interest-earning assets, excluding reverse repos	**274,471**	244,463	251,942
Net interest margin	**2.67%**	2.35%	2.56%

The Group's net interest income includes certain amounts attributable to policyholders, in addition to the interest earnings on shareholders' funds held in the Group's insurance businesses. In addition, the Group's net interest margin is significantly affected by the accounting treatment of a number of Products and Markets and other products, principally those where funding costs are treated as an interest expense and related revenues are recognised within other income. In order to enhance comparability in the Group's banking net interest margin these items have been excluded in determining both net interest income and average interest-earning assets.

A reconciliation of banking net interest income to Group net interest income follows:

	Half-year to 30 June 2008 £m	Half-year to 30 June 2007 £m	Half-year to 31 Dec 2007 £m
Banking net interest income	**2,803**	2,458	2,690
Products and Markets, and other products	**526**	239	214
Volatility and insurance grossing adjustment	**318**	102	326
Discontinued businesses	—	47	23
Group net interest income	**3,647**	2,846	3,253

12. Other income

	Half-year to 30 June 2008 £m	Half-year to 30 June 2007 £m	Half-year to 31 Dec 2007 £m
Fee and commission income:			
UK current account fees	**361**	345	348
Other UK fees and commissions	**588**	524	570
Insurance broking	**280**	335	313
Card services	**282**	250	286
International fees and commissions	**71**	65	67
	1,582	1,519	1,584
Fee and commission expense	**(351)**	(292)	(293)
Net fee and commission income	**1,231**	1,227	1,291
Net trading income	**(4,302)**	2,003	1,081
Insurance premium income	**2,914**	2,388	2,810
Other operating income	**593**	591	386
Total other income*	**436**	6,209	5,568
Insurance claims	**1,344**	(3,614)	(3,303)
Total other income, net of insurance claims*	**1,780**	2,595	2,265
Volatility			
- Insurance	**(510)**	7	(291)
- Policyholder interests	**(289)**	(63)	(159)
Discontinued businesses	**—**	205	48
Total other income, net of insurance claims	**981**	2,744	1,863

*Excluding volatility and discontinued businesses. For statutory reporting purposes, volatility totalling £(799) million in the first half of 2008 (2007H1: £(56)million; 2007H2: £(450)million) is included in total other income; comprising net trading income of £(515) million (2007H1: £(79) million; 2007H2: £(367)million) and other operating income of £(284) million (2007H1: £23 million; 2007H2: £(83)million).

In the second half of 2007 certain fees payable by the Group's asset finance business were reclassified from other income to net interest income as part of the effective yield of the related lending. Comparative figures for the six months ended 30 June 2007 have been restated accordingly.

13. General insurance income

	Half-year to 30 June 2008 £m	Half-year to 30 June 2007 £m	Half-year to 31 Dec 2007 £m
Premium income from underwriting			
Creditor	**82**	84	80
Home	**228**	216	225
Health	**4**	5	4
Reinsurance premiums	**(11)**	(11)	(12)
	303	294	297
Commissions from insurance broking			
Creditor	**181**	219	175
Home	**21**	22	27
Health	**5**	7	5
Other	**73**	87	106
	280	335	313

14. Operating expenses

	Half-year to 30 June 2008 £m	Half-year to 30 June 2007 £m	Half-year to 31 Dec 2007 £m
Administrative expenses			
Staff:			
Salaries	**1,080**	1,014	1,058
National insurance	**87**	80	82
Pensions	**117**	120	114
Other staff costs	**158**	150	204
	1,442	1,364	1,458
Premises and equipment:			
Rent and rates	**156**	152	149
Hire of equipment	**6**	7	9
Repairs and maintenance	**79**	77	75
Other	**70**	69	67
	311	305	300
Other expenses:			
Communications and external data processing	**229**	235	209
Advertising and promotion	**96**	103	87
Professional fees	**114**	108	150
Other	**233**	193	191
	672	639	637
Administrative expenses	**2,425**	2,308	2,395
Depreciation and amortisation	**325**	310	317
Total operating expenses*	**2,750**	2,618	2,712
Settlement of overdraft claims	—	36	40
Provision in respect of certain historic US dollar payments	**180**	—	—
Discontinued businesses	—	106	55
Total operating expenses	**2,930**	2,760	2,807
Cost:income ratio – statutory basis†	**63.3%**	49.4%	54.9%
Cost:income ratio – continuing businesses basis*†	**46.6%**	48.6%	47.8%

* Continuing businesses, excluding volatility, the impact of market dislocation, a provision in respect of certain historic US dollar payments, profit on disposal of businesses and the settlement of overdraft claims.

†Total operating expenses divided by total income, net of insurance claims.

15. Number of employees (full-time equivalent)

	30 June 2008	30 June 2007	31 Dec 2007
Continuing businesses			
UK Retail Banking	**30,193**	30,624	30,037
Insurance and Investments	**5,777**	5,823	5,276
Wholesale and International Banking	**16,057**	15,830	15,995
Other, largely IT and Operations	**10,057**	10,395	10,019
	62,084	62,672	61,327
Agency staff (full-time equivalent)	**(3,591)**	(3,226)	(3,249)
Total number of employees (full-time equivalent)	**58,493**	59,446	58,078

In addition, at 30 June 2007 2,885 employees (full-time equivalent) and 455 agency staff (full-time equivalent) were engaged in the businesses sold in the second half of 2007.

16. Impairment losses by division

	Half-year to 30 June 2008 £m	Half-year to 30 June 2007 £m	Half-year to 31 Dec 2007 £m
Impairment losses by division			
UK Retail Banking			
Personal loans/overdrafts	**359**	352	327
Credit cards	**252**	270	257
Mortgages	**44**	5	13
	655	627	597
Wholesale and International Banking			
Excluding market dislocation and 2007 Finance Act	**340**	184	263
Market dislocation	**46**	—	22
2007 Finance Act	**—**	28	—
	386	212	285
Impairment losses on loans and advances	**1,041**	839	882
Other credit risk provisions	**(4)**	(2)	7
Impairment of available-for-sale financial assets	**62**	—	70
Total impairment charge	**1,099**	837	959
Charge as % of average lending:			
Personal loans/overdrafts	**5.43**	5.60	5.05
Credit cards	**7.84**	8.14	7.79
Mortgages	**0.09**	0.01	0.03
UK Retail Banking	**1.12**	1.15	1.05
Wholesale and International Banking*	**0.68**	0.43	0.58
Total charge*	**0.89**	0.82	0.82

*Excluding impact of market dislocation and 2007 Finance Act.

17. Retirement benefit obligations

The recognised liability has reduced by £219 million, from £2,144 million at 31 December 2007 to £1,925 million at 30 June 2008, as contributions to the Group's defined benefit schemes exceeded the regular cost.

18. Capital ratios (Basel II)

	30 June 2008 £m	31 Dec 2007 £m
Tier 1		
Share capital and reserves	**11,295**	12,663
Regulatory post-retirement benefit adjustments	**546**	704
Other items	**(40)**	—
Available-for-sale revaluation reserve and cash flow hedging reserve	**1,059**	402
Goodwill	**(2,358)**	(2,358)
Other deductions	**(980)**	(929)
Core tier 1 capital	**9,522**	10,482
Preference share capital	**1,597**	1,589
Innovative tier 1 capital instruments	**2,578**	1,474
Less: restriction in amount eligible	**(531)**	—
Total tier 1 capital	**13,166**	13,545
Tier 2		
Undated loan capital	**4,552**	4,457
Dated loan capital	**4,702**	3,441
Innovative capital restricted from tier 1	**531**	—
Collectively assessed provisions	**8**	12
Available-for-sale revaluation reserve in respect of equities	**10**	12
Other deductions	**(979)**	(928)
Total tier 2 capital	**8,824**	6,994
	21,990	20,539
Supervisory deductions		
Life and pensions businesses	**(4,018)**	(4,373)
Other deductions	**(601)**	(491)
Total supervisory deductions	**(4,619)**	(4,864)
Total capital	**17,371**	15,675
Risk-weighted assets	**£bn**	£bn
Credit risk	**136.6**	127.2
Market and counterparty risk	**5.7**	5.3
Operational risk	**11.6**	10.1
Total risk-weighted assets	**153.9**	142.6
Risk asset ratios		
Core tier 1	**6.2%**	7.4%
Tier 1	**8.6%**	9.5%
Total capital	**11.3%**	11.0%

19. Total assets by division

	30 June 2008 £m	30 June 2007 £m	31 Dec 2007 £m
UK Retail Banking	**122,466**	112,705	115,012
Insurance and Investments	**71,318**	88,183	73,377
Wholesale and International Banking	**172,752**	151,371	163,294
Central group items	**1,246**	836	1,663
Total assets	**367,782**	353,095	353,346

20. Discontinued businesses

Whilst not meeting the definition of a discontinued operation contained in International Financial Reporting Standard 5 'Non-Current Assets Held for Sale and Discontinued Operations', to improve comparability of figures, the trading results of the businesses sold during 2007 have been excluded from the comparative results in the commentaries provided in this document. The impact of these businesses on the segmental analysis is set out below.

	Insurance and Investments £m	Wholesale and International Banking £m	Total £m
Half-year to 30 June 2007			
Net interest income	27	20	47
Other income	589	86	675
Total income	616	106	722
Insurance claims	(507)	—	(507)
Total income, net of insurance claims	109	106	215
Operating expenses	(22)	(84)	(106)
Profit before tax, excluding volatility	87	22	109
Volatility – insurance	32	—	32
– policyholder interests	5	—	5
Profit before tax	124	22	146
Half-year to 31 December 2007			
Net interest income	14	9	23
Other income	141	43	184
Total income	155	52	207
Insurance claims	(98)	—	(98)
Total income, net of insurance claims	57	52	109
Operating expenses	(9)	(46)	(55)
Profit before tax, excluding volatility	48	6	54
Volatility – insurance	(22)	—	(22)
– policyholder interests	(16)	—	(16)
Profit before tax	10	6	16

21. Economic profit

	Half-year to 30 June 2008 £m	Half-year to 30 June 2007 £m	Half-year to 31 Dec 2007 £m
Statutory basis			
Average shareholders' equity	**11,573**	11,504	11,855
Profit attributable to equity shareholders	**576**	1,540	1,749
Less: notional charge	**(518)**	(513)	(538)
Economic profit	**58**	1,027	1,211
Continuing businesses, excluding volatility, a provision in respect of certain historic US dollar payments, profit on sale of businesses and the settlement of overdraft claims			
Average shareholders' equity	**11,072**	11,281	11,261
Profit attributable to equity shareholders	**1,109**	1,454	1,285
Less: notional charge	**(496)**	(503)	(511)
Economic profit	**613**	951	774

Economic profit represents the difference between the earnings on the equity invested in a business and the cost of the equity. The notional charge has been calculated by multiplying average shareholders' equity by the cost of equity used by the Group of 9 per cent (2007: 9 per cent).

22. Earnings per share

	Half-year to 30 June 2008	Half-year to 30 June 2007	Half-year to 31 Dec 2007
Statutory basis			
Basic			
Profit attributable to equity shareholders	**£576m**	£1,540m	£1,749m
Weighted average number of ordinary shares in issue	**5,649m**	5,634m	5,640m
Earnings per share	**10.2p**	27.3p	31.0p
Fully diluted			
Profit attributable to equity shareholders	**£576m**	£1,540m	£1,749m
Weighted average number of ordinary shares in issue	**5,685m**	5,685m	5,681m
Earnings per share	**10.1p**	27.1p	30.8p
Continuing businesses, excluding volatility, a provision in respect of certain historic US dollar payments, profit on sale of businesses and the settlement of overdraft claims			
Profit attributable to equity shareholders	**£1,109m**	£1,454m	£1,285m
Weighted average number of ordinary shares in issue	**5,649m**	5,634m	5,640m
Earnings per share	**19.6p**	25.8p	22.8p

23. Scottish Widows – realistic balance sheet information

Financial Services Authority (FSA) returns for large with-profits companies include realistic balance sheet information. The information included in FSA returns concentrates on the position of the With Profit Fund. However, under the Scottish Widows demutualisation structure, which was court approved, the fund is underpinned by certain assets outside the With Profit Fund and it is more appropriate to consider the long-term fund position as a whole to measure the realistic capital position of Scottish Widows. The estimated position at 30 June 2008 is shown below, together with the actual position at 31 December 2007.

30 June 2008 (estimated)	**With Profit Fund £bn**	**Long Term Fund £bn**
Available assets, including support arrangement assets	**15.6**	**18.6**
Realistic value of liabilities	**(14.7)**	**(14.9)**
Working capital for fund	**0.9**	**3.7**
Working capital ratio	**5.6%**	**19.9%**

31 December 2007	With Profit Fund £bn	Long Term Fund £bn
Available assets, including support arrangement assets	17.8	21.0
Realistic value of liabilities	(16.9)	(17.0)
Working capital for fund	0.9	4.0
Working capital ratio	5.3%	19.2%

The Risk Capital Margin (RCM) is the capital buffer that the FSA requires to be held to cover prescribed adverse shocks. At 30 June 2008, the RCM was estimated to be £77 million for the With Profit Fund and £99 million for the Long Term Fund (covered 11 times and 37 times respectively by the working capital for the fund). At 31 December 2007, the RCM was £76 million for the With Profit Fund and £101 million for the Long Term Fund (covered 12 times and 40 times respectively).

24. European Embedded Value reporting – results for half-year to 30 June 2008

This section provides further details of the Scottish Widows EEV financial information.

Composition of EEV balance sheet

	30 June 2008 £m	30 June 2007 £m	31 Dec 2007 £m
Value of in-force business (certainty equivalent)	**2,607**	2,975	2,779
Value of financial options and guarantees	**(67)**	(50)	(53)
Cost of capital	**(196)**	(220)	(178)
Non-market risk	**(65)**	(66)	(61)
Total value of in-force business	**2,279**	2,639	2,487
Shareholders' net assets	**2,624**	2,782	2,878
EEV of covered business – continuing businesses	**4,903**	5,421	5,365
EEV of Abbey Life	**—**	941	—
Total EEV of covered business	**4,903**	6,362	5,365

Reconciliation of opening EEV balance sheet to closing EEV balance sheet on covered business

	Shareholders' net assets £m	**Value of in-force business £m**	**Total £m**
As at 1 January 2007	3,572	2,841	6,413
Total profit after tax – Continuing businesses	192	253	445
– Discontinued businesses	55	37	92
Dividends	(588)	—	(588)
As at 30 June 2007	3,231	3,131	6,362
Total profit (loss) after tax – Continuing businesses	388	(151)	237
– Discontinued businesses	26	(32)	(6)
Profit on disposal of Abbey Life (EEV basis)			
Sale proceeds	985	—	985
Assets disposed	(474)	(461)	(935)
	511	(461)	50
Dividends	(1,278)	—	(1,278)
As at 31 December 2007	**2,878**	**2,487**	**5,365**
Total loss after tax	**(34)**	**(208)**	**(242)**
Dividends	**(220)**	**—**	**(220)**
As at 30 June 2008	**2,624**	**2,279**	**4,903**

24. European Embedded Value reporting – results for half-year to 30 June 2008 (continued)

Analysis of shareholders' net assets on an EEV basis on covered business

	Required capital £m	Free surplus £m	Shareholders' net assets £m
As at 1 January 2007	2,207	1,365	3,572
Total profit (loss) after tax – Continuing businesses	26	166	192
– Discontinued businesses	(38)	93	55
Dividends	—	(588)	(588)
As at 30 June 2007	2,195	1,036	3,231
Total (loss) profit after tax – Continuing businesses	(240)	628	388
– Discontinued businesses	14	12	26
Disposal of Abbey Life (EEV basis)	(232)	743	511
Dividends	—	(1,278)	(1,278)
As at 31 December 2007	**1,737**	**1,141**	**2,878**
Total (loss) profit after tax	**(61)**	**27**	**(34)**
Dividends	**—**	**(220)**	**(220)**
As at 30 June 2008	**1,676**	**948**	**2,624**

Summary income statement on an EEV basis – Continuing businesses

	Half-year to 30 June 2008 £m	Half-year to 30 June 2007 £m	Half-year to 31 Dec 2007 £m
New business profit	**160**	180	146
Existing business profit			
- Expected return	**158**	146	150
- Experience variances	**—**	3	38
- Assumption changes	**24**	(8)	(24)
	182	141	164
Expected return on shareholders' net assets	**75**	94	93
Profit before tax, excluding volatility and other items*	**417**	415	403
Volatility	**(774)**	3	(290)
Other items*	**19**	38	20
Total (loss) profit before tax	**(338)**	456	133
Taxation	**96**	(137)	108
Impact of Corporation tax rate change	**—**	126	(4)
Total (loss) profit after tax – continuing businesses	**(242)**	445	237

*Other items represent amounts not considered attributable to the underlying performance of the business.

24. European Embedded Value reporting – results for half-year to 30 June 2008 (continued)

Breakdown of income statement between life and pensions, and OEICs – Continuing businesses

	Life and pensions £m	OEICS £m	Total £m
Half-year to 30 June 2008			
New business profit	**138**	**22**	**160**
Existing business			
- Expected return	**130**	**28**	**158**
- Experience variances	**(7)**	**7**	**—**
- Assumption changes	**(3)**	**27**	**24**
	120	**62**	**182**
Expected return on shareholders' net assets	**71**	**4**	**75**
Profit before tax*	**329**	**88**	**417**
New business margin (PVNBP)	**3.6%**	**1.4%**	**3.0%**
Post-tax return on embedded value*			**11.7%**
Half-year to 30 June 2007			
New business profit	141	39	180
Existing business			
- Expected return	122	24	146
- Experience variances	(9)	12	3
- Assumption changes	(45)	37	(8)
	68	73	141
Expected return on shareholders' net assets	90	4	94
Profit before tax*	299	116	415
New business margin (PVNBP)	3.6%	2.6%	3.4%
Post-tax return on embedded value*			10.8%
Half-year to 31 Dec 2007			
New business profit	129	17	146
Existing business			
- Expected return	123	27	150
- Experience variances	7	31	38
- Assumption changes	(47)	23	(24)
	83	81	164
Expected return on shareholders' net assets	89	4	93
Profit before tax*	301	102	403
New business margin (PVNBP)	3.4%	1.3%	2.9%
Post-tax return on embedded value*			10.4%

*Excluding volatility and other items.

24. European Embedded Value reporting – results for half-year to 30 June 2008 (continued)

Economic assumptions

A bottom up approach is used to determine the economic assumptions for valuing the business in order to determine a market consistent valuation.

The risk-free rate assumed in valuing in-force business is 10 basis points over the 15 year gilt yield. In valuing financial options and guarantees the risk-free rate is derived from gilt yields plus 10 basis points, in line with Scottish Widows' FSA realistic balance sheet assumptions. The table below shows the range of resulting yields and other key assumptions.

	30 June 2008 %	30 June 2007 %	31 Dec 2007 %
Risk-free rate (value of in-force)	**5.28**	5.44	4.65
Risk-free rate (financial options and guarantees)	**4.24 to 5.37**	4.39 to 6.29	4.28 to 4.81
Retail price inflation	**3.99**	3.44	3.28
Expense inflation	**4.89**	4.34	4.18

Non-economic assumptions

Future mortality, morbidity, lapse and paid-up rate assumptions are reviewed each year and are based on an analysis of past experience and on management's view of future experience. These assumptions are intended to represent a best estimate of future experience.

For OEIC business, recent lapse assumption experience has been collected over a period that has coincided with favourable investment conditions. Management have used a best estimate of the long-term lapse assumption which is higher than indicated by this experience. In management's view, the approach and lapse assumption are both reasonable.

Non-market risk

An allowance for non-market risk is made through the choice of best estimate assumptions based upon experience, which generally will give the mean expected financial outcome for shareholders and hence no further allowance for non-market risk is required. However, in the case of operational risk and the With Profit Fund these are asymmetric in the range of potential outcomes for which an explicit allowance is made.

25. Scottish Widows – weighted sales (Annual Premium Equivalent)

	Half-year to 30 June 2008 £m	Half-year to 30 June 2007 £m	Half-year to 31 Dec 2007 £m
Weighted sales (regular + 1/10 single)			
Life and pensions:			
Savings and investments	**25**	50	39
Protection	**64**	60	57
Individual pensions	**163**	143	130
Corporate and other pensions	**203**	167	185
Retirement income	**50**	51	50
Managed fund business	**13**	34	13
Life and pensions	**518**	505	474
OEICs	**167**	160	137
Life, pensions and OEICs	**685**	665	611
Bancassurance	**260**	239	219
Independent financial advisers	**388**	370	363
Direct	**37**	56	29
Life, pensions and OEICs	**685**	665	611

26. Dividend

An interim dividend for 2008 of 11.4p (2007: 11.2p), representing an increase of 2 per cent, will be paid on 1 October 2008. The total amount of this dividend is £648 million.

Shareholders who have already joined the dividend reinvestment plan will automatically receive shares instead of the cash dividend. Key dates for the payment of the dividend are:

Shares quoted ex-dividend	**6 August 2008**
Record date	**8 August 2008**
Final date for joining or leaving the dividend reinvestment plan	**3 September 2008**
Interim dividend paid	**1 October 2008**

On 7 May 2008, a final dividend for 2007 of 24.7p per share was paid to shareholders. This dividend totalled £1,394 million.

27. Other information

The financial information included in this news release does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2007 were delivered to the Registrar of Companies following publication on 29 March 2008. The auditors' report on these accounts was unqualified and did not include a statement under sections 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

PART 11

UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE ENLARGED GROUP

The following financial information relating to the Enlarged Group has been extracted without material amendment from Part XI of the Lloyds TSB Circular.

Unaudited pro forma net assets statement of the Enlarged Group as at 30 June 2008

The unaudited pro forma net assets statement of the Enlarged Group as at 30 June 2008 and the notes thereto set out in this Part 11 (together the "pro forma net assets statement") are based on the unaudited interim financial information of the Lloyds TSB Group and the HBOS Group, prepared under IFRS after applying the adjustments described in the notes set out below. The unaudited pro forma net assets statement has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation and does not, therefore, represent Lloyds TSB Group's or the Enlarged Group's actual financial position or results. The pro forma net assets statement has been prepared on the basis set out in the notes below and in accordance with item 13.3.3R of the Listing Rules.

			Adjustments					
Note	Lloyds TSB Group (1)	Lloyds TSB Placement (2)	HBOS Group (3)	HBOS Rights Issue (4)	Lloyds TSB Share Issue (5)	HBOS Share Issue (6)	Other (7)	Pro forma
	£m	£m	£m	£m	£m	£m	£m	£m
Assets								
Cash and balances at central banks	3,616	760	1,973	4,000	5,500	11,500	(130)	27,219
Items in course of collection from banks	1,883	—	1,133	—	—	—	—	3,016
Trading and other financial assets at fair value through profit or loss	52,037	—	116,699	—	—	—	—	168,736
Derivative financial instruments	9,914	—	18,050	—	—	—	—	27,964
Loans and advances to banks	29,319	—	13,534	—	—	—	—	42,853
Loans and advances to customers	229,621	—	457,647	—	—	—	—	687,268
Available-for-sale financial assets	25,032	—	46,701	—	—	—	—	71,733
Investment property	3,366	—	4,045	—	—	—	—	7,411
Goodwill	2,358	—	1,938	—	—	—	—	4,296
Value of in-force business	2,101	—	3,284	—	—	—	—	5,385
Other intangible assets	182	—	873	—	—	—	—	1,055
Tangible fixed assets	2,856	—	5,967	—	—	—	—	8,823
Other assets	5,497	—	9,560	—	—	—	—	15,057
Total assets	367,782	760	681,404	4,000	5,500	11,500	(130)	1,070,816
Liabilities								
Deposits from banks	40,207	—	47,005	—	—	—	—	87,212
Customer accounts	162,129	—	258,130	—	—	—	—	420,259
Items in course of transmission to banks	835	—	—	—	—	—	—	835
Trading and other financial liabilities at fair value through profit or loss	3,572	—	28,744	—	—	—	—	32,316
Derivative financial instruments	9,931	—	16,470	—	—	—	—	26,401
Debt securities in issue	58,437	—	193,475	—	—	—	—	251,912
Liabilities arising from insurance contracts and participating investment contracts	35,780	—	25,012	—	—	—	—	60,792
Liabilities arising from non participating investment contracts	16,331	—	50,007	—	—	—	—	66,338
Unallocated surplus within insurance businesses	433	—	1,262	—	—	—	—	1,695
Other liabilities	11,306	—	11,582	—	—	—	—	22,888
Retirement benefit obligations	1,925	—	588	—	—	—	—	2,513
Current tax liabilities	108	—	—	—	—	—	—	108
Deferred tax liabilities	632	—	1,601	—	—	—	—	2,233
Other provisions	381	—	174	—	—	—	—	555
Subordinated liabilities	14,694	—	26,084	—	1,000	3,000	—	44,778
Total liabilities	356,701	—	660,134	—	1,000	3,000	—	1,020,835
Net assets	11,081	760	21,270	4,000	4,500	8,500	(130)	49,981
Key balance sheet measures (Note 10)								
Risk-weighted assets	153,873	—	331,555	—	—	—	—	485,428
Core tier 1 capital	9,522	760	17,587	4,000	4,500	8,500	(2,303)	42,566
Core tier 1 capital ratio	6.2%		5.3%					8.8%

Notes to pro forma net assets statement

The pro forma net assets statement includes appropriate adjustments to account for the events directly associated with the Acquisition. In addition, adjustments have been made to reflect the fundraisings (net of costs) undertaken by Lloyds TSB and HBOS post 30 June 2008, the Lloyds TSB Placing and Open Offer, the Lloyds TSB HMT Preference Shares, the HBOS Placing and Open Offer and the HMT Preference Shares. Any potential synergy benefits are not included within the pro forma net assets statement. Lloyds TSB costs which are expected to be directly incurred as part of the Acquisition, the Lloyds TSB Placing and Open Offer and the Lloyds TSB HMT Preference Shares have been included within the pro forma net assets statement. HBOS costs which are expected to be directly incurred as part of the Acquisition, the HBOS Placing and Open Offer and the HM Treasury Preference Share Subscription have not been included.

1. The consolidated financial information of Lloyds TSB Group in the pro forma net assets statement has been extracted without material adjustment from the Lloyds TSB interim results announcement as at 30 June 2008 published by Lloyds TSB on 30 July 2008.

2. This adjustment represents the net proceeds received by Lloyds TSB as a result of the placing of 284,400,000 new Lloyds TSB Shares for 270p each on 19 September 2008.

3. The consolidated financial information of the HBOS Group in this pro forma net assets statement reflects the consolidated financial information in its interim financial report as at 30 June 2008, published by HBOS on 31 July 2008, following: (i) adjustments for material differences between the accounting policies of HBOS Group and Lloyds TSB Group; and (ii) reformatting in order to be consistent with the Lloyds TSB Group financial statements to the extent that the information required to make these reclassifications is available in the HBOS Group interim financial report.

Footnote	*HBOS Group as at 30 June 2008 (a)*	*Accounting policy alignment (b)*	*Balance sheet reclassifications (c)*	*Alignment of balance sheet captions (d)*	*HBOS Group as at 30 June 2008 (Adjusted)*
	£m	*£m*	*£m*	*£m*	*£m*
Assets					
Cash and balances at central banks	1,973	—	—	—	1,973
Items in course of collection from banks	1,133	—	—	—	1,133
Trading and other financial assets at fair value through profit or loss	—	—	116,699(i)	—	116,699
Financial assets held for trading	46,023	—	(46,023)(i)	—	—
Derivative assets	18,050	—	—	(18,050)	—
Derivative financial instruments	—	—	—	18,050	18,050
Loans and advances to banks	13,534	—	—	—	13,534
Loans and advances to customers	455,950	—	1,697(i)	—	457,647
Investment securities	119,074	—	(119,074)(i)	—	—
Available for sale financial assets	—	—	46,701(i)	—	46,701
Interests in jointly controlled entities	923	—	(923)(ii)	—	—
Interests in associates	190	—	(190)(ii)	—	—
Goodwill and other intangible assets	2,811	—	(2,811)(iii)	—	—
Goodwill	—	—	1,938(iii)	—	1,938
Other intangible assets	—	—	873(iii)	—	873
Property and equipment	1,597	—	—	(1,597)	—
Tangible fixed assets	—	—	4,370(iv)	1,597	5,967
Investment property	4,045	—	—	—	4,045
Operating lease assets	4,370	—	(4,370)(iv)	—	—
Deferred costs	1,130	—	(1,130)(ii)	—	—
Current tax assets	133	—	(133)(ii)	—	—
Value of in-force long term assurance business	3,284	—	—	—	3,284
Other assets	6,224	—	3,336(ii)	—	9,560
Prepayments and accrued income	960	—	(960)(ii)	—	—
Total assets	681,404	—	—	—	681,404

Footnote	HBOS Group as at 30 June 2008 (a)	Accounting policy alignment (b)	Balance sheet reclassifications (c)	balance sheet captions (d)	HBOS Group as at 30 June 2008 (Adjusted)
	£m	£m	£m	£m	£m
Liabilities					
Deposits by banks	47,005	—	—	—	47,005
Customer accounts	258,130	—	—	—	258,130
Trading and other financial liabilities at fair value through profit or loss	—	—	—	28,744	28,744
Financial liabilities held for trading	28,744	—	—	(28,744)	—
Derivative liabilities	16,470	—	—	(16,470)	—
Derivative financial instruments	—	—	—	16,470	16,470
Notes in circulation	923	—	(923)(v)	—	—
Insurance contract liabilities	25,012	—	—	(25,012)	—
Liabilities arising from insurance contracts and participating investment contracts	—	—	—	25,012	25,012
Investment contract liabilities	50,007	—	—	(50,007)(i)	—
Liabilities arising from non-participating investment contracts	—	—	—	50,007(i)	50,007
Unallocated surplus	1,262	—	—	(1,262)	—
Unallocated surplus within insurance business	—	—	—	1,262	1,262
Net post retirement benefit liabilities	725	(137)	—	(588)	—
Retirement benefit obligations	—	—	—	588	588
Deferred tax liabilities	1,601	—	—	—	1,601
Other liabilities	7,666	—	3,916(v)	—	11,582
Accruals and deferred income	2,993	—	(2,993)(v)	—	—
Other provisions	174	—	—	—	174
Subordinated liabilities	—	—	26,084(vi)	—	26,084
Debt securities in issue	193,475	—	—	—	193,475
Other borrowed funds	26,084	—	(26,084)(vi)	—	—
Total liabilities	660,271	(137)	—	—	660,134
Net assets	21,133	137	—	—	21,270

(a) The financial information of HBOS Group as at 30 June 2008 has been extracted without material adjustment from HBOS's interim financial report as at 30 June 2008 published by HBOS on 31 July 2008.

(b) The accounting policy alignments are discussed further in Part 12 of this document.

(c) These reclassifications are in relation to:

(i) the reclassification of Financial assets held for trading (£46,023m) and certain Investment securities (£70,676m) to Trading and other financial assets at fair value through profit or loss; and the remainder of Investment securities (£48,398m) reclassified to Available-for-sale financial assets (£46,701m) and Loans and Advances to customers (£1,697m).

(ii) the reclassification of Interests in jointly controlled entities (£923m), Interests in associates (£190m), Deferred costs (£1,130m), Current tax assets (£133m) and Prepayments and accrued income (£960m) to Other assets;

(iii) the reclassification of Goodwill and intangible assets into their separate components;

(iv) the reclassification of Operating lease assets (£4,370m) to Tangible fixed assets;

(v) reclassification of Notes in circulation (£923m) and Accruals and deferred income (£2,993m) to Other liabilities; and

(vi) reclassification of Other borrowed funds (£26,084m) to Subordinated liabilities.

(d) These reclassifications reflect the alignment of balance sheet captions used by Lloyds TSB Group and HBOS Group.

(i) the reclassification of Investment contract liabilities to Liabilities arising from non-participating investment contracts. HBOS Group discloses Investment contract liabilities on the face of its balance sheet. Lloyds TSB Group discloses Liabilities arising from insurance contracts and participating investment contracts and Liabilities arising from non-participating investment contracts on the face of its balance sheet. The HBOS 2008 interim accounts did not include an analysis of Investment contract liabilities and therefore, for the purposes of the *pro forma* net assets statement, the entire Investment contract liabilities amount has been classified within Liabilities arising from non-participating investment contracts. At 31 December 2007, HBOS' annual report and accounts disclosed that £7,192m of investment contracts with discretionary participation features were included within Investment contract liabilities.

4. This adjustment represents the proceeds (net of costs) received by HBOS as a result of its rights issue announced on 29 April 2008, as disclosed in its rights issue prospectus dated 19 June 2008.

5. This adjustment represents the estimated gross proceeds and recognition of the preference shares as an accounting liability arising from the Lloyds TSB Placing and Open Offer and the issue of the Lloyds TSB HMT Preference Shares. See note 7 below for details of costs associated with the Lloyds TSB Placing and Open Offer and issue of the Lloyds TSB HMT Preference Share.

6. This adjustment represents the estimated gross proceeds and recognition of the preference shares as an accounting liability arising from the Placing and Open Offer and the HMT Preference Shares. No account has been taken of HBOS' costs associated with the HBOS Placing and Open Offer and the HM Treasury Preference Share Subscription.

7. Lloyds TSB estimated costs directly attributable to the Acquisition are £60m. In addition, the Lloyds TSB estimated costs directly attributable to the Lloyds TSB Placing and Open Offer and the HM Treasury Preference Share Subscription are £70m. These costs have been deducted from cash and balances at central banks for the purposes of the pro forma net assets statement.

8. Save for the fundraisings and costs of the transactions set out in notes (2) and (4) above, no account has been taken of the trading or other transactions of Lloyds TSB or HBOS Group, including the sale by HBOS of BankWest and St Andrew's, since 30 June 2008.

9. The Acquisition gives rise to negative goodwill, which will be recognised in the income statement in the year of acquisition. On the same basis as the pro forma net assets statement, the negative goodwill has been calculated as follows:

	£m
Equity consideration (note 9 (i))	13,992
Costs of the transaction (note 7)	60
	14,052
Less net assets of HBOS Group (note 9 (ii))	(31,470)
Negative goodwill	17,418

(i) The calculation of consideration is based on the Closing Price of Lloyds TSB ordinary shares of 179.2p as listed on the Daily Official List of the UK Listing Authority on 29 October 2008 and assumes that there will be 12,906m HBOS Shares, including those issued as a result of the HBOS Placing and Open Offer, in issue at completion and that each HBOS share will be exchanged for 0.605 Lloyds TSB shares.

(ii) The net assets of HBOS are stated after:

(a) adjusting for the accounting policy alignment discussed further in Part 12 of this document;

(b) adjusting for the minority interests (£1,033m) as disclosed in the HBOS Group interim financial report as at 30 June 2008 published by HBOS on 31 July 2008;

(c) adjusting for the preference shares not included within other borrowed funds (£1,267m) extracted from the HBOS Group interim financial report as at 30 June 2008 published by HBOS on 31 July 2008 (pg 9, note 7); and

(d) adjusting for the HBOS rights issue and Placing and Open Offer (see notes (4) and (6)).

No additional intangible assets have been recognised as part of the Acquisition and no fair value adjustments have been made.

10. The other adjustment comprises (Notes 1, 2, 3):

(a) Lloyds TSB estimated costs directly attributable to the Acquisition are £60m.

(b) Lloyds TSB estimated costs directly attributable to the Lloyds TSB Placing and Open Offer are £70m.

(c) The elimination of the HBOS available for sale reserve which at 30 June 2008 amounted to £2,173m (see note 17 in the HBOS Group Interim Financial Statements contained in Part 9A of this document).

---

(1) Based on a review of non-public information provided by HBOS, Lloyds TSB has made a preliminary assessment that net negative capital adjustments of no more than £10bn after tax would need to be made to HBOS's financial position for core Tier 1 capital purposes as a result of the Acquisition. The amount of the capital adjustments takes into account the elimination of the HBOS available for sale ("AFS") reserve at 30 September 2008 and includes the effects of the application of market based credit spreads at September 2008 to HBOS's portfolios. A comprehensive assessment of the fair values of HBOS's assets will be undertaken following completion of the Acquisition, the provisional results of which will be published in Lloyds TSB's 2009 interim report. The actual capital adjustments will reflect the conditions that exist at the Effective Date.

Based on published information at 30 June 2008, and taking into account Lloyds TSB's equity placing completed on 19 September 2008, the Lloyds TSB Placing and Open Offer, HBOS's rights issue announced on 29 April 2008 and the Placing

and Open Offer as well as the net negative capital adjustments to HBOS's financial position referred to previously, the Enlarged Group would have had a core Tier 1 ratio in excess of 7%. In calculating this core Tier 1 ratio no account has been taken of the trading performance of Lloyds TSB or HBOS or of other transactions by Lloyds TSB or HBOS since 30 June 2008, including the sale by HBOS of BankWest and St Andrews, except for the equity placing completed by Lloyds TSB on 19 September 2008.

(2) The impact of the negative capital adjustments referred to above on the Enlarged Group's net tangible assets is reduced by the amount of HBOS available for sale ("AFS") reserve which at 30 September 2008 amounted to approximately £4bn.

(3) In addition, the review of non-public information provided by HBOS has identified a positive fair value adjustment for the Enlarged Group's net tangible assets in respect of HBOS's own debt. This is of a similar magnitude to the capital adjustments affecting core Tier 1 capital (excluding the AFS reserve adjustment) but will be affected, and could theoretically be eliminated by, *inter alia*, movements in credit spreads on HBOS's debt between the date of the review and the Effective Date.

RECONCILIATION OF ACCOUNTING POLICIES

The following information relating to the Enlarged Group has been extracted without material amendment from Part X of the Lloyds TSB Circular.

Unaudited reconciliation of HBOS Group financial information to IFRS as applied by Lloyds TSB

The following unaudited reconciliations summarise the material adjustments which reconcile HBOS Group's audited consolidated income statement and consolidated net assets for each of the three years ended 31 December 2005, 2006 and 2007 and the unaudited consolidated results for the six months ended 30 June 2008, as previously reported by HBOS, to estimates of those that would have been reported had HBOS Group applied the accounting policies applied by Lloyds TSB Group in the preparation of its audited consolidated financial statements for the year ended 31 December 2007.

		6 months ended	*Year ended*		
	Note	*30 June 2008*	*31 December 2007*	*31 December 2006*	*31 December 2005*
		£m	£m	£m	£m
Profit for the period as reported by HBOS Group		950	4,113	3,939	3,262
Differences from Lloyds TSB accounting policies increasing reported profit for the period:					
– Pensions	(1)	—	—	2	—
Profit for the period under Lloyds TSB Group accounting policies		950	4,113	3,941	3,262

		As at	*As at*		
	Note	*30 June 2008*	*31 December 2007*	*31 December 2006*	*31 December 2005*
		£m	£m	£m	£m
Net assets as reported by HBOS Group		21,133	22,234	21,171	18,456
Differences from Lloyds TSB accounting policies increasing/(decreasing) reported net assets:					
– Pensions	(1)	137	(158)	138	298
Net assets under Lloyds TSB Group accounting policies		21,270	22,076	21,309	18,754

Note:

(1) Pensions

IAS 19 'Employee Benefits' allows an entity to either:

(a) apply a "corridor" approach under which actuarial gains or losses within 10% of the greater of the scheme's assets or liabilities are not recognised on the balance sheet. Actuarial gains or losses outside of this corridor are recognised as a charge spread over a period not longer than the average remaining working lives of the members of the scheme;

(b) adopt any systemic method that results in faster recognition of actuarial gains and losses than in (a), provided that the same basis is applied to both gains and losses and the basis is applied consistently from period to period; or

(c) recognise, through the statement of recognised income and expense, all actuarial gains and losses for all of its defined benefit retirement obligations.

Lloyds TSB Group has adopted option (a); HBOS has adopted option (c). The table above sets out the differences between these approaches for the HBOS Group pension schemes. In the six months to 30 June 2008, the income statement charge would have been the same under both bases. As at 30 June 2008, the net assets reported would have been £137 million higher under the policy adopted by Lloyds TSB Group.

ADDITIONAL INFORMATION

1. Responsibility

(a) The HBOS Directors, whose names are set out in paragraph 2 of this Part 13, accept responsibility for the information contained in this document, other than information for which responsibility is taken by the Lloyds TSB Directors pursuant to paragraph 1(b) or by Nicholas Macpherson pursuant to paragraph 1(c) of this Part 13. To the best of the knowledge and belief of the HBOS Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b) The Lloyds TSB Directors, whose names are set out in paragraph 3 of this Part 13, accept responsibility for the information contained in this document relating to the Lloyds TSB Group, the Enlarged Group, the Lloyds TSB Directors and their immediate families and persons connected with them (within the meaning of section 252 of the Companies Act), being the information set out in paragraph 4 of Part 1 (*Letter from the Chairman of HBOS plc*), paragraphs 7 and 18 of Part 2 (*Explanatory Statement in connection with the Scheme*), paragraph 5 of Part 4 (*HBOS Preference Share Scheme*), Part 7 (*Further Information on Lloyds TSB*), Part 8 (*Lloyds TSB and Enlarged Group Risk Factors*), Part 10 (*Lloyds TSB Group Interim Financial Statements*), Part 11 (*Unaudited Pro Forma Financial Information on the Enlarged Group*), Part 12 (*Reconciliation of Accounting Policies*), paragraphs 3, 5, 7, 8(b) to (e) (other than, in relation to (d), in respect of the emoluments of HBOS Directors) and (g), 12, 13(c), 14(c) to (f) and 15(a)(i) of Part 13 (*Additional Information*) and the Lloyds TSB historical financial information incorporated by reference into this document as set out on page 9. To the best of the knowledge and belief of the Lloyds TSB Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

(c) Nicholas Macpherson (acting in his capacity as Permanent Secretary to HM Treasury) (the "HM Treasury Responsible Person") accepts responsibility for the information contained in this document relating to HM Treasury, including any statements of expectation or intention on the part of HM Treasury. To the best of the knowledge and belief of the HM Treasury Responsible Person (who has taken all reasonable care to ensure that such is the case), the information contained in this document for which he is responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Information on HBOS

The HBOS Directors and their respective positions within HBOS are:

Name of Director	*Position*
Dennis Stevenson*	Chairman
Andy Hornby*	Chief Executive
Peter Cummings	Chief Executive, Corporate
Jo Dawson	Chief Executive, Retail Distribution, Insurance & Investment
Mike Ellis	Group Finance Director
Philip Gore-Randall	Chief Operating Officer
Colin Matthew	Chief Executive, Strategy, International and Treasury & Asset Management
Dan Watkins	Chief Executive, Retail Products
Richard Cousins	Non-executive Director
Sir Ron Garrick	Non-executive Director, Deputy Chairman/Senior Independent Director
Anthony Hobson	Non-executive Director
Karen Jones	Non-executive Director
John E Mack	Non-executive Director
Coline McConville	Non-executive Director
Kate Nealon	Non-executive Director

Note: *Dennis Stevenson, the Chairman, and Andy Hornby, the Chief Executive, will resign from the HBOS Board upon the Scheme becoming effective.

The registered office of HBOS (incorporated and registered in Scotland with registered number SC218813) is at The Mound, Edinburgh, EH1 1YZ.

3. Information on Lloyds TSB

The Lloyds TSB Directors and their respective positions with Lloyds TSB are:

Name of Director	*Position*
Sir Victor Blank	Chairman
J Eric Daniels	Group Chief Executive
Archie G Kane	Group Executive Director, Insurance and Investments
G Truett Tate	Group Executive Director, Wholesale and International Banking
Tim J W Tookey	Group Finance Director
Helen A Weir CBE	Group Executive Director, UK Retail Banking
Wolfgang C G Berndt	Non-executive Director
Ewan Brown CBE FRSE	Non-executive Director
Jan P du Plessis	Non-executive Director
Philip N Green	Non-executive Director
Sir Julian Horn-Smith	Non-executive Director
Lord Leitch	Non-executive Director
Sir David Manning GCMG CVO	Non-executive Director
Carolyn J McCall OBE	Non-executive Director
Martin A Scicluna	Non-executive Director

The registered office of Lloyds TSB (registered in Scotland with registered number 95000) is at Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

4. HBOS issued ordinary share capital and middle market quotations of HBOS Shares

At the close of business (London time) on 12 November 2008 (the latest practicable date prior to the posting of this document), 5,406,574,275 HBOS Shares were in issue.

The Closing Prices for HBOS Shares are set out below for:

(a) the first trading day in each of the six months commencing immediately before the date of this document;

(b) 16 September 2008, the last trading day prior to the announcement by HBOS that it had received an approach; and

(c) 12 November 2008, the latest practicable trading day prior to the posting of this document.

Date	*HBOS Closing Price (pence)*
2 June 2008	360.00
1 July 2008	269.00
1 August 2008	302.25
1 September 2008	317.00
16 September 2008	182.00
1 October 2008	148.10
3 November 2008	105.40
12 November	96.80

5. Market quotations of Lloyds TSB Shares

The Closing Prices for Lloyds TSB Shares are set out below for:

(a) the first trading day in each of the six months commencing immediately before the date of this document;

(b) 16 September 2008, the last trading day prior to the announcement by HBOS that it had received an approach; and

(c) 12 November 2008, the latest practicable trading day prior to the posting of this document.

Date	*Lloyds TSB Closing Price (pence)*
2 June 2008	377.25
1 July 2008	301.00
1 August 2008	300.00
1 September 2008	307.50
16 September 2008	279.75
1 October 2008	250.00
3 November 2008	197.80
12 November	173.30

6. HBOS shareholdings and dealings

(a) *Interests in HBOS Shares*

(i) As at the close of business on 12 November 2008 (the latest practicable date prior to the posting of this document), the HBOS Directors and persons connected with such HBOS Directors (within the meaning of section 252 of the Companies Act), had an interest in or right to subscribe for HBOS Shares as follows:

Name of Director	*Number of HBOS Shares*
Dennis Stevenson	584,550
Andy Hornby	1,037,175
Peter Cummings	274,532
Jo Dawson	259,846
Mike Ellis	544,454
Philip Gore-Randall	15,331
Colin Matthew	627,619
Dan Watkins	114,396
Richard Cousins	8,107
Sir Ron Garrick	49,544
Anthony Hobson	10,774
Karen Jones	15,693
John E Mack	14,366
Coline McConville	15,672
Kate Nealon	21,374

(ii) In addition to their beneficial interests noted at (i) above, as at the close of business on 12 November 2008 (the latest practicable date prior to the posting of this document), the following options and awards over HBOS Shares had been granted to the HBOS Directors under the HBOS Share Schemes:

Name of Director	*Plan under which options or awards granted*	*Date of grant*	*Number of HBOS Shares under option*	*Option exercise price (£)*	*Market price used for award (£)*	*Exercise Period (for option)/ performance period (for awards)*
Dennis Stevenson*	HBOS plc Long Term Special Bonus Plan	30.03.06	59,811		9.765	01.01.06 – 31.12.08
	HBOS plc Long Term Special Bonus Plan	15.03.07	61,670		11.200	01.01.07 – 31.12.09
	HBOS plc Long Term Special Bonus Plan	06.03.08	101,990		7.320	01.01.08 – 31.12.10
Andy Hornby	HBOS plc Sharesave Plan 2001	03.10.08 (effective 01.01.09)	7,599	2.204		01.01.14 – 01.07.14
	HBOS plc Annual Bonus Plan (possible additional shares)	23.03.06	27,985		9.860	Shares released on third anniversary of the relevant date of grant
	HBOS plc Annual Bonus Plan (possible additional shares)	23.03.07	42,904		10.580	Shares released on third anniversary of the relevant date of grant
	HBOS plc Annual Bonus Plan (possible additional shares)	20.03.08	117,842		4.463	Shares released on third anniversary of the relevant date of grant
	HBOS plc Long Term Executive Bonus Plan	30.03.06	71,254		9.765	01.01.06 – 31.12.08
	HBOS plc Long Term Executive Bonus Plan	15.03.07	105,199		11.200	01.01.07 – 31.12.09
	HBOS plc Long Term Executive Bonus Plan	06.03.08	180,388		7.320	01.01.08 – 31.12.10

Name of Director	Plan under which options or awards granted	Date of grant	Number of HBOS Shares under option	Option exercise price (£)	Market price used for award (£)	Exercise Period (for option)/ performance period (for awards)
Peter Cummings	HBOS plc Sharesave Plan 2001	23.09.05 (effective 01.01.06)	796	6.862		01.01.11 – 30.06.11
	HBOS plc Sharesave Plan 2001	28.03.08 (effective 01.06.08)	1,255	5.043		01.06.11 – 30.11.11
	HBOS plc Annual Bonus Plan (possible additional shares)	23.03.06	12,827		9.860	Shares released on third anniversary of the relevant date of grant
	HBOS plc Annual Bonus Plan (possible additional shares)	23.03.07	8,498		10.580	Shares released on third anniversary of the relevant date of grant
	HBOS plc Annual Bonus Plan (possible additional shares)	20.03.08	26,146		4.463	Shares released on third anniversary of the relevant date of grant
	HBOS plc Long Term Executive Bonus Plan	30.03.06	52,010		9.765	01.01.06 – 31.12.08
	HBOS plc Long Term Executive Bonus Plan	15.03.07	68,924		11.200	01.01.07 – 31.12.09
	HBOS plc Long Term Executive Bonus Plan	06.03.08	122,108		7.320	01.01.08 – 31.12.10
Jo Dawson	HBOS plc Sharesave Plan 2001	28.03.08 (effective 01.06.08)	3,330	5.043		01.06.13 – 30.11.13
	HBOS plc Annual Bonus Plan (possible additional shares)	23.03.06	12,047		9.860	Shares released on third anniversary of the relevant date of grant
	HBOS plc Annual Bonus Plan (possible additional shares)	23.03.07	17,951		10.580	Shares released on third anniversary of the relevant date of grant
	HBOS plc Annual Bonus Plan (possible additional shares)	20.03.08	58,016		4.463	Shares released on third anniversary of the relevant date of grant
	HBOS plc Long Term Executive Bonus Plan	30.03.06	24,236		9.765	01.01.06 – 31.12.08
	HBOS plc Long Term Executive Bonus Plan	25.08.06	15,668		9.765	01.01.06 – 31.12.08
	HBOS plc Long Term Executive Bonus Plan	15.03.07	60,460		11.200	01.01.07 – 31.12.09
	HBOS plc Long Term Executive Bonus Plan	06.03.08	111,007		7.320	01.01.08 – 31.12.10

Name of Director	*Plan under which options or awards granted*	*Date of grant*	*Number of HBOS Shares under option*	*Option exercise price (£)*	*Market price used for award (£)*	*Exercise Period (for option)/ performance period (for awards)*
Mike Ellis	HBOS plc Sharesave Plan 2001	28.03.08 (effective 01.06.08)	1,902	5.043		01.06.11 – 30.11.11
	HBOS plc Annual Bonus Plan (possible additional shares)	20.03.08	10,449		4.463	Shares released on third anniversary of the date of grant
	HBOS plc Long Term Executive Bonus Plan	06.03.08	20,431		11.200	01.01.07 – 31.12.09
	HBOS plc Long Term Executive Bonus Plan	06.03.08	116,558		7.320	01.01.08 – 31.12.10
Philip Gore-Randall	HBOS plc Annual Bonus Plan (possible additional shares)	20.03.08	9,870		4.463	Shares released on third anniversary of thedate of grant
	HBOS plc Long Term Executive Bonus Plan	06.03.08	19,013		11.200	01.01.07 – 31.12.09
	HBOS plc Long Term Executive Bonus Plan	06.03.08	99,907		7.320	01.01.08 – 31.12.10
Colin Matthew	HBOS plc Annual Bonus Plan (possible additional shares)	23.03.06	18,665		9.860	Shares released on third anniversary of the relevant date of grant
	HBOS plc Annual Bonus Plan (possible additional shares	23.03.07	22,685		10.580	Shares released on third anniversary of the relevant date of grant
	HBOS plc Annual Bonus Plan (possible additional shares	20.03.08	59,467		4.463	Shares released on third anniversary of the relevant date of grant
	HBOS plc Long Term Executive Bonus Plan	30.03.06	57,211		9.765	01.01.06 – 31.12.08
	HBOS plc Long Term Executive Bonus Plan	15.03.07	69,528		11.200	01.01.07 – 31.12.09
	HBOS plc Long Term Executive Bonus Plan	06.03.08	113,783		7.320	01.01.08 – 31.12.10
Dan Watkins	HBOS Sharesave *Plan 2001*	28.03.08 *(effective* 01.06.08)	3,330	5.043		01.06.13 – 30.11.13
	HBOS plc Inland Revenue Approved Employee Share Option Plan 2002	16.03.04	5,229	7.074		16.03.07 – 15.03.10
	HBOS plc Annual Bonus Plan (possible additional shares)	23.03.06	6,005		9.860	Shares released on third anniversary of the relevant date of grant
	HBOS plc Annual Bonus Plan (possible additional shares)	23.03.07	13,743		10.580	Shares released on third anniversary of the relevant date of grant

Name of Director	Plan under which options or awards granted	Date of grant	Number of HBOS Shares under option	Option exercise price (£)	Market price used for award (£)	Exercise Period (for option)/ performance period (for awards)
	HBOS plc Annual Bonus Plan (possible additional shares)	20.03.08	11,227		4.463	Shares released on third anniversary of the relevant date of grant
	HBOS plc Long Term Executive Bonus Plan	30.03.06	18,724		9.765	01.01.06 – 31.12.08
	HBOS plc Long Term Executive Bonus Plan	15.03.07	32,142		11.200	01.01.07 – 31.12.09
	HBOS plc Long Term Executive Bonus Plan	06.03.08	9,669		11.200	01.01.07 – 31.12.09
	HBOS plc Long Term Executive Bonus Plan	06.03.08	92,506		7.320	01.01.08 – 31.12.10

*Dennis Stevenson was granted these awards over a notional number of HBOS Shares by reference to which a cash payment would be paid.

Information on how the HBOS Directors' options and awards are affected by the Scheme is set out in paragraph 9 of this Part 13.

(iii) As at the close of business on 12 November 2008 (the latest practicable date prior to the posting of this document), the following associates, pension funds or employment benefit trusts of HBOS (and, in the case of pension funds or employment benefit trusts, of a company which is an associate of HBOS) had an interest in or right to subscribe for HBOS Shares as follows:

Name	Number of HBOS Shares
Insight Investment Management (Global) Limited*	77,245,887
Halifax Share Dealing Limited	619,416
HBOS No. 1 Employee Share Ownership Trust	1,319,248
HBOS No. 2 Employee Share Ownership Trust	4,667,117
HBOS Australia Employee Share Trust	3,848,119
Halifax Corporate Trustees Limited	59,666,099
ICC ESOP Trustee Limited	3,140,699
CMI Asset Management (Luxembourg) S.A.	757,802
Clerical Medical Investment Group Limited**	2,116,512
HBOS Final Salary Pension Scheme**	3,788,748
Bank of Scotland (Portfolio Management Services)	8,514,068

Notes:

* The total figure for Insight Investment Management (Global) Limited includes long positions in relation to HBOS Shares under CFDs.

** Held beneficially but managed by Insight Investment Management (Global) Limited. Such figures are also included in the total number of HBOS Shares held by Insight Investment Management (Global) Limited above.

(iv) As at the close of business on 12 November 2008 (the latest practicable date prior to the posting of this document), the following connected advisers to HBOS or an associate of HBOS, or to persons acting in concert with HBOS, and persons controlling, controlled by or under the same control as such connected advisers (excluding exempt principal traders and exempt fund managers), had an interest in or right to subscribe for the following HBOS Shares:

Name	Number of HBOS Shares
Allianz Insurance plc	395,500
AllianzGI Italia SGR S.p.A.	111,963

(v) Save as disclosed above, as at the close of business on 12 November 2008 (the latest practicable date prior to the posting of this document): (A) none of HBOS, the HBOS Directors and persons connected with the HBOS Directors (within the meaning of section 252 of the Companies Act); (B) no associates of HBOS; (C) no pension funds of HBOS or an associate of HBOS; (D) no employment benefit trust of HBOS or of an associate of HBOS; (E) no connected adviser to HBOS or an associate of HBOS or anyone acting in concert with HBOS, nor any person

controlling, controlled by or under the same control as any connected adviser to HBOS or an associate of HBOS (excluding exempt principal traders and exempt fund managers); and (F) no person who has an indemnity or other relationship (as defined by Note 6 on Rule 8 of the Takeover Code) with HBOS or an associate (by virtue of paragraphs (1) to (4) of the definition in the Takeover Code) of HBOS, had an interest in or a right to subscribe for any HBOS Shares.

(vi) As at the close of business on 12 November 2008 (the latest practicable date prior to the posting of this document): (A) none of HBOS, the HBOS Directors and persons connected with the HBOS Directors (within the meaning of section 252 of the Companies Act); (B) no associates of HBOS; (C) no pension funds of HBOS or of an associate of HBOS; (D) no employment benefit trust of HBOS or of an associate of HBOS; (E) no connected adviser to HBOS or an associate of HBOS or anyone acting in concert with HBOS, nor any person controlling, controlled by or under the same control as any connected adviser to HBOS or an associate of HBOS (excluding exempt principal traders and exempt fund managers); and (F) no person who has an indemnity or other relationship (as defined by Note 6 on Rule 8 of the Takeover Code) with HBOS or an associate (by virtue of paragraphs (1) to (4) of the definition in the Takeover Code) of HBOS, had a short position (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery, in respect of any HBOS Shares.

(b) Interests in Lloyds TSB Shares

(i) As at the close of business on 12 November 2008 (the latest practicable date prior to the posting of this document), the following HBOS Directors and persons connected with such HBOS Directors (within the meaning of section 252 of the Companies Act) only had an interest in, or right to subscribe for, Lloyds TSB Shares as follows:

Name of Director	*Number of Lloyds TSB Shares*
Jo Dawson	4,000
Philip Gore-Randall	880
Colin Matthew	3,500
Dan Watkins	200

(ii) As at the close of business on 12 November 2008 (the latest practicable date prior to the posting of this document), the following associates, pension funds or employment benefit trusts of HBOS (and, in the case of pension funds or employment benefit trusts, of a company which is an associate of HBOS) had an interest in or right to subscribe for Lloyds TSB Shares as follows:

Name	*Number of Lloyds TSB Shares*
Esure Insurance Limited	445,400
CMI Insurance Company Limited	130,626
Insight Investment Management (Global) Limited	67,768,648
Halifax Share Dealing Limited	72,885
Clerical Medical Managed Funds Limited*	10,527,666
Clerical Medical Investment Group Limited*	7,680,977
Halifax Life Limited*	195,696
St Andrew's Life Assurance plc*	2,665,885
CMI Asset Management (Luxembourg) S.A.	625,627
Bank of Scotland (Portfolio Management Services)	2,218,602

Note:

* Held beneficially but managed by Insight Investment Management (Global) Limited. Such figures are also included in the total number of Lloyds TSB Shares held by Insight Investment Management (Global) Limited above.

(iii) As at the close of business on 12 November 2008 (the latest practicable date prior to the posting of this document), the following connected advisers to HBOS or an associate of HBOS, or to persons acting in concert with HBOS, and persons controlling, controlled by or under the same control as such connected advisers (excluding exempt principal traders and exempt fund managers), had an interest in or right to subscribe for the following Lloyds TSB Shares:

Name	*Number of Lloyds TSB Shares*
Allianz Insurance plc	1,016,750
AllianzGI Italia SGR S.p.A.	415,255
Allianz Suisse Lebensversicherungs-Gesellschaft, Zurich	184,900

(iv) Save as disclosed above, as at the close of business on 12 November 2008 (the latest practicable date prior to the posting of this document): (A) none of HBOS, the HBOS Directors and persons connected with the HBOS Directors (within the meaning of section 252 of the Companies Act); (B) no associates of HBOS; (C) no pension funds of HBOS or of an associate of HBOS; (D) no

employment benefit trust of HBOS or of an associate of HBOS; (E) no connected adviser to HBOS or an associate of HBOS or anyone acting in concert with HBOS nor any person controlling, controlled by or under the same control as any connected adviser to HBOS or an associate of HBOS (excluding exempt principal traders and exempt fund managers); and (F) no person who has an indemnity or other relationship (as defined by Note 6 on Rule 8 of the Takeover Code) with HBOS or an associate (by virtue of paragraphs (1) to (4) of the definition in the Takeover Code) of HBOS, has an interest in, or a right to subscribe for any Lloyds TSB Shares.

(v) As at the close of business on 12 November 2008 (the latest practicable date prior to the posting of this document): (A) none of HBOS, the HBOS Directors and persons connected with the HBOS Directors (within the meaning of section 252 of the Companies Act); (B) no associates of HBOS; (C) no pension funds of HBOS or of an associate of HBOS; (D) no employment benefit trust of HBOS or of an associate of HBOS; (E) no connected adviser to HBOS or an associate of HBOS or anyone acting in concert with HBOS, nor any person controlling, controlled by or under the same control as any connected adviser to HBOS or an associate of HBOS (excluding exempt principal traders and exempt fund managers); and (F) no person who has an indemnity or other relationship (as defined by Note 6 on Rule 8 of the Takeover Code) with HBOS or an associate (by virtue of paragraphs (1) to (4) of the definition in the Takeover Code) of HBOS, had a short position (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery, in respect of any Lloyds TSB Shares.

(c) Dealings in HBOS Shares

(i) Between the start of the Offer Period and 12 November 2008 (the latest practicable date prior to the posting of this document), the following HBOS Directors and persons connected with such HBOS Directors (within the meaning of section 252 of the Companies Act) have effected dealings for value (including the exercise of options) in HBOS Shares as follows:

Name of Director	*Transaction type*	*Number of HBOS Shares*	*Date*	*Price(£)*
Jo Dawson*	Acquisition	1	30.09.08	1.42
Dennis Stevenson**	Acquisition	14,902	06.10.08	2.32
Andy Hornby**	Acquisition	26,440	06.10.08	2.32
Peter Cummings**	Acquisition	6,995	06.10.08	2.32
Jo Dawson**	Acquisition	6,621	06.10.08	2.32
Mike Ellis**	Acquisition	13,879	06.10.08	2.32
Philip Gore-Randall**	Acquisition	390	06.10.08	2.32
Colin Matthew**	Acquisition	15,997	06.10.08	2.32
Dan Watkins**	Acquisition	2,913	06.10.08	2.32
Richard Cousins**	Acquisition	206	06.10.08	2.32
Sir Ron Garrick**	Acquisition	1,261	06.10.08	2.32
Anthony Hobson**	Acquisition	274	06.10.08	2.32
Karen Jones**	Acquisition	400	06.10.08	2.32
John E. Mack**	Acquisition	366	06.10.08	2.32
Coline McConville**	Acquisition	398	06.10.08	2.32
Kate Nealon**	Acquisition	544	06.10.08	2.32
Jo Dawson*	Acquisition	1	31.10.08	0.94

Notes:

* Acquisition effected pursuant to an existing Sharebuy mandate

** Shares received pursuant to capitalisation issue in lieu of 2008 interim dividend

(ii) Between the start of the Offer Period and 12 November 2008 (the latest practicable date prior to the posting of this document), the following associates, pension funds or employment benefit trusts of HBOS or of an associate of HBOS have effected dealings for value (including the exercise of options) in HBOS Shares as follows:

Name	*Transaction Type*	*Number of HBOS Shares*	*Date*	*Price (£)*
St Andrew's Life Assurance plc*	CFD	413,000	08.10.08	1.341
St Andrew's Life Assurance plc*	CFD	305,431	09.10.08	1.467
St Andrew's Life Assurance plc*	CFD	1,279,258	10.10.08	1.256
St Andrew's Life Assurance plc*	CFD	2,378,960	13.10.08	0.957
St Andrew's Life Assurance plc*	CFD	605,974	14.10.08	0.795
St Andrew's Life Assurance plc*	CFD	295,356	15.10.08	0.849
Clerical Medical Managed Funds Limited*	CFD	50,000	04.11.08	1.139
CMI Asset Management Luxembourg S.A.**	Acquisition	19,321	06.10.08	2.320
Insight Investment Management (Global) Limited**	Acquisition	1,358,569	06.10.08	2.320
Halifax Share Dealing Limited**	Acquisition	14,908	06.10.08	2.320
Bank of Scotland (Portfolio Management Services)**	Acquisition	218,638	06.10.08	2.320
HBOS No. 1 Employee Share Ownership Trust**	Acquisition	42,047	06.10.08	2.320
HBOS No. 2 Employee Share Ownership Trust**	Acquisition	118,996	06.10.08	2.320
HBOS Australia Employee Share Trust**	Acquisition	98,200	06.10.08	2.320
Halifax Corporate Trustees Limited**	Acquisition	1,020,444	06.10.08	2.320
ICC ESOP Trustee Limited**	Acquisition	80,077	06.10.08	2.320
Clerical Medical Investment Group Limited**	Acquisition	53,964	06.10.08	2.320
HBOS Final Salary Pension Scheme**	Acquisition	96,600	06.10.08	2.320
Halifax Corporate Trustees Limited***	Acquisition	170,399	30.09.08	1.420
Halifax Corporate Trustees Limited***	Acquisition	184,949	31.10.08	0.940

Note:

* Held beneficially but managed by Insight Investment Management (Global) Limited.

** Shares received pursuant to capitalisation issue in lieu of 2008 interim dividend. Note that a proportion of the capitalisation shares received were attributable to underlying discretionary clients. These are not included in the aggregation of dealings on behalf of discretionary clients below.

*** Shares allotted to Halifax Corporate Trustees Limited in its capacity as trustee and administrator of Sharebuy.

(iii) In addition, between the start of the Offer Period and 12 November (the latest practicable date prior to the posting of this document), the associates, pension funds or employment benefit trusts of HBOS or any associate of HBOS have purchased on behalf of discretionary clients 124,312 HBOS Shares, in aggregate, at prices ranging between £0.663 and £2.300, and have sold on behalf of discretionary clients 553,685 HBOS Shares, in aggregate, at prices ranging between £0.760 and £2.300.

(iv) In addition, between the start of the Offer Period and 12 November 2008 (being the latest practicable date prior to the posting of this document), tracker funds managed by associates of HBOS have purchased 10,000 HBOS Shares, in aggregate, at a price of £0.990, and have not sold any HBOS Shares.

(v) Save as disclosed above, between the start of the Offer Period and 12 November 2008 (the latest practicable date prior to the posting of this document): (A) none of HBOS, the HBOS Directors and persons connected with the HBOS Directors (within the meaning of section 252 of the Companies Act); (B) no associates of HBOS; (C) no pension funds of HBOS or of an associate of HBOS; (D) no employment benefit trust of HBOS or of an associate of HBOS; (E) no connected adviser to HBOS or an associate of HBOS or anyone acting in concert with HBOS nor any person controlling, controlled by or under the same control as any connected adviser to HBOS or an associate of HBOS (excluding exempt principal traders and exempt fund managers); and (F) no person who has an indemnity or other relationship (as defined by Note 6 on Rule 8 of the Takeover Code) with HBOS or an associate (by virtue of paragraphs (1) to (4) of the definition in the Takeover Code) of HBOS, has effected any dealings for value (including the exercise of options) in any HBOS Shares.

(d) Dealings in Lloyds TSB Shares

(i) Between the start of the Offer Period and 12 November 2008 (the latest practicable date prior to the posting of this document), the following associates, pension funds or employment benefit trusts of HBOS or of an associate of HBOS have effected dealings for value (including the exercise of options) in Lloyds TSB Shares as follows*:

Name	*Transaction Type*	*Number of Lloyds TSB Shares*	*Date*	*Price (£)*
Clerical Medical Investment Group Limited	Acquisition	85,000	17.09.08	3.06
St. Andrew's Life Assurance plc	Acquisition	130,000	17.09.08	3.06
Clerical Medical Managed Funds Limited	Acquisition	360,000	17.09.08	3.06
Clerical Medical Managed Funds Limited	Acquisition	850,000	17.09.08	3.06
Clerical Medical Investment Group Limited	Acquisition	41,725	25.09.08	2.61
St. Andrew's Life Assurance plc	Acquisition	65,877	25.09.08	2.61
Clerical Medical Managed Funds Limited	Acquisition	173,013	25.09.08	2.61
Clerical Medical Managed Funds Limited	Acquisition	456,893	25.09.08	2.61
Clerical Medical Investment Group Limited	Disposal	515,290	30.09.08	2.22
Clerical Medical Investment Group Limited	Acquisition	33,644	02.10.08	2.65
St. Andrew's Life Assurance plc	Acquisition	49,806	02.10.08	2.65
Clerical Medical Managed Funds Limited	Acquisition	98,774	02.10.08	2.65
Clerical Medical Managed Funds Limited	Acquisition	337,933	02.10.08	2.65
Clerical Medical Investment Group Limited	Acquisition	7,050	02.10.08	2.66
St. Andrew's Life Assurance plc	Acquisition	14,064	02.10.08	2.66
Clerical Medical Managed Funds Limited	Acquisition	87,176	02.10.08	2.66
Clerical Medical Investment Group Limited	Acquisition	45,000	02.10.08	2.68
Clerical Medical Managed Funds Limited	Acquisition	301,530	02.10.08	2.68
Halifax Life Limited	Acquisition	17,448	03.10.08	2.85
Halifax Life Limited	Acquisition	18,594	03.10.08	2.85
Halifax Life Limited	Acquisition	19,557	03.10.08	2.85
St. Andrew's Life Assurance plc	Acquisition	119,470	03.10.08	2.85
St. Andrew's Life Assurance plc	Acquisition	121,142	03.10.08	2.85
St. Andrew's Life Assurance plc	Disposal	442,456	07.10.08	2.41
St. Andrew's Life Assurance plc	Disposal	308,063	08.10.08	2.29
St Andrew's Life Assurance plc	Disposal	122,955	10.10.08	1.99
St Andrew's Life Assurance plc	Disposal	110,622	10.10.08	1.99
St. Andrew's Life Assurance plc	Disposal	100,233	10.10.08	1.99
St. Andrew's Life Assurance plc	Disposal	162,214	10.10.08	1.99
St. Andrew's Life Assurance plc	Disposal	96,676	10.10.08	1.99
St. Andrew's Life Assurance plc	Disposal	94,144	10.10.08	1.99
St. Andrew's Life Assurance plc	Disposal	103,540	10.10.08	1.99
St Andrew's Life Assurance plc	Disposal	105,594	10.10.08	1.99
St Andrew's Life Assurance plc	Disposal	98,358	10.10.08	1.99
St Andrew's Life Assurance plc	Disposal	86,167	10.10.08	1.99
St Andrew's Life Assurance plc	Disposal	66,892	10.10.08	1.99
Clerical Medical Managed Funds Limited	Disposal	16,780	13.10.08	1.62
Clerical Medical Managed Funds Limited	Acquisition	16,780	13.10.08	1.62
St Andrew's Life Assurance plc	Disposal	286,896	13.10.08	1.75
St Andrew's Life Assurance plc	Disposal	258,118	13.10.08	1.75
St Andrew's Life Assurance plc	Disposal	246,385	13.10.08	1.75
St Andrew's Life Assurance plc	Disposal	229,503	13.10.08	1.75
St Andrew's Life Assurance plc	Disposal	201,058	13.10.08	1.75
St Andrew's Life Assurance plc	Disposal	156,082	13.10.08	1.75
St. Andrew's Life Assurance plc	Disposal	233,876	13.10.08	1.75
St. Andrew's Life Assurance plc	Disposal	378,501	13.10.08	1.75
St. Andrew's Life Assurance plc	Disposal	225,578	13.10.08	1.75
St. Andrew's Life Assurance plc	Disposal	219,669	13.10.08	1.75
St. Andrew's Life Assurance plc	Disposal	241,593	13.10.08	1.75
Clerical Medical Managed Funds Limited	Disposal	4,216	27.10.08	1.68
St Andrew's Life Assurance plc	Disposal	2,826	27.10.08	1.68
Clerical Medical Managed Funds Limited	Disposal	1,505	04.11.08	2.10
Clerical Medical Investment Group Limited	Acquisition	30,975	04.11.08	2.10
St Andrews Life Assurance plc	Acquisition	50,271	04.11.08	2.10
Clerical Medical Managed Funds Limited	Acquisition	344,915	04.11.08	2.10
Clerical Medical Managed Funds Limited	Disposal	23,070	05.11.08	2.08

Note: * All of the above dealings were carried out by Insight Investment Management (Global) Limited on behalf of the beneficial owners listed above.

(ii) In addition, between the start of the Offer Period and 12 November 2008 (the latest practicable date prior to the posting of this document), the associates, pension funds or employment benefit trusts of HBOS or any associate of HBOS have purchased on behalf of discretionary clients 4,407,949 Lloyds TSB Shares, in aggregate, at prices ranging between £1.560 and £3.290, and have sold on behalf of discretionary clients 202,378 Lloyds TSB Shares, in aggregate, at prices ranging between £1.600 and £3.113.

(iii) In addition, between the start of the Offer Period and 12 November 2008 (the latest practicable date prior to the posting of this document), tracker funds managed by associates of HBOS have purchased 408,640 Lloyds TSB Shares, in aggregate, at prices ranging between £1.620 and £2.680, and have sold 4,591,843 Lloyds TSB Shares, in aggregate, at prices ranging between £1.750 and £2.510.

(iv) Save as disclosed above, between the start of the Offer Period and 12 November 2008 (the latest practicable date prior to the posting of this document): (A) none of HBOS, the HBOS Directors and persons connected with the HBOS Directors (within the meaning of section 252 of the Companies Act); (B) no associates of HBOS; (C) no pension funds of HBOS or of an associate of HBOS; (D) no employment benefit trust of HBOS or of an associate of HBOS; (E) no connected adviser to HBOS or an associate of HBOS or anyone acting in concert with HBOS nor any person controlling, controlled by or under the same control as any connected adviser to HBOS or an associate of HBOS (excluding exempt principal traders and exempt fund managers); and (F) no person who has an indemnity or other relationship (as defined by Note 6 on Rule 8 of the Takeover Code) with HBOS or an associate (by virtue of paragraphs (1) to (4) of the definition in the Takeover Code) of HBOS, has effected any dealings for value (including the exercise of options) in any Lloyds TSB Shares.

7. Lloyds TSB shareholdings and dealings

(a) Interests in HBOS Shares

(i) As at the close of business on 12 November 2008 (the latest practicable date prior to the posting of this document), Lloyds TSB did not have any interest in, or right to subscribe for, any HBOS Shares.

(ii) As at the close of business on 12 November 2008 (the latest practicable date prior to the posting of this document), the following Lloyds TSB Directors and persons connected with such Lloyds TSB Directors (within the meaning of section 252 of the Companies Act) only had an interest in, or right to subscribe for, HBOS Shares as follows:

Name of Director	*Number of HBOS Shares held*
Archie G Kane	246
Sir Victor Blank	2,312
Martin A Scicluna	189

(iii) As at the close of business on 12 November 2008 (the latest practicable date prior to the posting of this document), the following persons acting in concert with Lloyds TSB had an interest in, or right to subscribe in respect of, HBOS Shares as follows:

Name	*Number of HBOS Shares held*
Abbey Life Equity S1 Fund	1,513,733
Abbey Pensions Equity Fund	4,913,509
Lloyds TSB – Island Pension Product Fund	2,565
Lloyds TSB – Time Investment Fund	2,156,641
Lloyds TSB Asset Finance Division Pension Scheme	441,404
Lloyds TSB Group Pension Scheme No. 1	4,983,266
Lloyds TSB Group Pension Scheme No. 2	2,681,324
Lloyds TSB Managed Pension Fund	6,897,774
Lloyds TSB Offshore Private Banking (on behalf of private investors)	14,928
Lloyds TSB Private Banking Limited (on behalf of private investors)	5,549,757
Lloyds TSB UK Equity Pension Fund	317,524
Multi-Manager UK Equity Focus Fund	5,476,893
Multi-Manager UK Equity Growth Fund	2,762,776
Multi-Manager UK Equity Income Fund	4,203,012
Private Investor Accounts	6,312
Scottish Widows Annuities Bond Fund	11,875,000 (6.475% prefs)
SW – Non-Profit Investment Fund	817,750
SW – With Profits Active Investment Fund	16,615,650
SW Investor Policy Fund	97,573
SW OEIC Safety Plus Fund	828,698

Name	*Number of HBOS Shares held*
SW OEIC UK All Share Tracker Fund	3,644,904
SW OEIC UK Growth Fund	205,232
SW OEIC UK Tracker Fund	1,521,953
SWIP Capital Trust	2,201,823
SWIP OEIC Corporate Bond Plus Fund	150,000 (6.475% prefs)
	930,000 (9.75% prefs)
SWPM – UK Index Tracker Fund	459,715
SWUF – Assurance UK Equity Fund	1,108,546
SWUF – Pension Equity Fund	6,049,593
UBS Securities LLC	13,181 (American Depositary Shares – ADS)
UBS Financial Services LLC	2,970 (ADS)
Merrill Lynch Pierce Fenner & Smith Inc.	686 (ADS)
Citigroup Global Markets Inc.	2
	27,081 (ADS)

(iv) Save as disclosed above, as at the close of business on 12 November 2008 (the latest practicable date prior to the posting of this document): (A) none of Lloyds TSB, the Lloyds TSB Directors and persons connected with the Lloyds TSB Directors (within the meaning of section 252 of the Companies Act); (B) no person acting in concert with Lloyds TSB; and (C) no person who has an indemnity or other relationship (as defined by Note 6 on Rule 8 of the Takeover Code) with Lloyds TSB or a person acting in concert with Lloyds TSB, has an interest in or a right to subscribe for any HBOS Shares (or any other securities issued by HBOS required to be disclosed under Rule 24.3 of the Takeover Code).

(v) As at the close of business on 12 November 2008 (the latest practicable date prior to the posting of this document): (A) none of Lloyds TSB, the Lloyds TSB Directors and persons connected with Lloyds TSB Directors (within the meaning of section 252 of the Companies Act); (B) no person acting in concert with Lloyds TSB; and (C) no person who has an indemnity or other relationship (as defined by Note 6 on Rule 8 of the Takeover Code) with Lloyds TSB or a person acting in concert with Lloyds TSB, had a short position (whether conditional or absolute or whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery, in respect of any HBOS Shares (or any other securities issued by HBOS required to be disclosed under Rule 24.3 of the Takeover Code).

(b) Interests in Lloyds TSB Shares

(i) As at the close of business on 12 November 2008 (the latest practicable date prior to the posting of this document), the Lloyds TSB Directors and persons connected with such Lloyds TSB Directors (within the meaning of section 252 of the Companies Act) only had an interest in, or right to subscribe for, Lloyds TSB Shares as follows:

Name of Director	*Number of Lloyds TSB Shares*
Executive Directors:	
J Eric Daniels	422,777
Archie G Kane	203,820
G Truett Tate	74,831
Tim J W Tookey	2,252
Helen A Weir CBE	61,581
Non-Executive Directors:	
Sir Victor Blank	301,199
Wolfgang C G Berndt	170,000
Ewan Brown CBE FRSE	5,074
Jan P du Plessis	50,000
Philip N Green	5,000
Sir Julian Horn-Smith	5,000
Lord Leitch	10,000
Sir David Manning GCMG CVO	4,500

(ii) In addition to their beneficial interests noted at (i) above, as at the close of business on 12 November 2008 (the latest practicable date prior to the posting of this document), the following options and awards over Lloyds TSB Shares had been granted to the Lloyds TSB Directors:

Name of Director	*Plan under which options or awards granted*	*Date of grant*	*Number of Lloyds TSB Shares under option*	*Option exercise price (£)*	*Market price used for award (£)*	*Vested/ Unvested*	*Exercise period/ vesting date/year*
J Eric Daniels	Lloyds TSB Group Executive Share Option Scheme	18.03.04	131,484	4.1925		Vested	21.02.08 - 17.03.14
	Lloyds TSB Group Executive Share Option Scheme	17.03.05	430,547	4.7425		Vested	17.03.08 - 16.03.15
	Lloyds TSB Performance Share Plan – Bonus shares	20.03.06	50,944		5.661	Unvested	20.03.09
	Lloyds TSB Performance Share Plan – Performance shares	20.03.06	172,694		5.661	Unvested	20.03.09
	Lloyds TSB Long-term Incentive Plan	12.05.06	507,692		5.20	Unvested	2009
	Lloyds TSB Long-term Incentive Plan	08.03.07	534,322		5.39	Unvested	2010
	Lloyds TSB Long-term Incentive Plan	04.04.08	838,735		4.6275	Unvested	2011
	Overall Total		2,666,418				
Archie G Kane	Lloyds TSB Group Executive Share Option Scheme	04.03.99	27,000	8.875		Unvested	04.03.02 - 03.03.09
	Lloyds TSB Group Executive Share Option Scheme	06.03.00	64,786	5.495		Unvested	06.03.03 - 05.03.10
	Lloyds TSB Group Executive Share Option Scheme	08.08.00	11,841	6.155		Unvested	08.08.03 - 07.08.10
	Lloyds TSB Group Executive Share Option Scheme	06.03.01	34,759	6.55		Unvested	06.03.04 - 05.03.11
	Lloyds TSB Group Executive Share Option Scheme	18.03.04	73,255	4.1925		Vested	21.02.08 - 17.03.14
	Lloyds TSB Group Executive Share Option Scheme	17.03.05	247,891	4.7425		Vested	17.03.08 - 16.03.15
	Lloyds TSB Performance Share Plan – Bonus shares	20.03.06	20,531		5.661	Unvested	20.03.09
	Lloyds TSB Performance Share Plan – Performance Shares	20.03.06	69,598		5.661	Unvested	20.03.09
	Lloyds TSB Long-term Incentive Plan	12.05.06	288,460		5.20	Unvested	2009
	Lloyds TSB Long-term Incentive Plan	08.03.07	306,122		5.39	Unvested	2010
	Lloyds TSB Long-term Incentive Plan	06.03.08	413,309		4.2825	Unvested	2011
	Overall Total		1,557,552				

Name of Director	Plan under which options or awards granted	Date of grant	Number of Lloyds TSB Shares under option	Option exercise price (£)	Market price used for award (£)	Vested/ Unvested	Exercise period/ vesting date/year
G Truett Tate	Lloyds TSB Group Executive Share Option Scheme	18.03.04	64,400	4.1925		Vested	21.02.08 - 17.03.14
	Lloyds TSB Group Executive Share Option Scheme	12.08.04	27,357	4.03		Vested	21.02.08 - 11.08.14
	Lloyds TSB Group Executive Share Option Scheme	17.03.05	247,891	4.7425		Vested	17.03.08 - 16.03.15
	Lloyds TSB Performance Share Plan – Bonus shares	20.03.06	27,358		5.661	Unvested	20.03.09
	Lloyds TSB Performance Share Plan – Performance shares	20.03.06	92,738		5.661	Unvested	20.03.09
	Lloyds TSB Long-term Incentive Plan	12.05.06	297,114		5.20	Unvested	2009
	Lloyds TSB Long-term Incentive Plan	08.03.07	333,951		5.39	Unvested	2010
	Lloyds TSB Long-term Incentive Plan	04.04.08	518,638		4.6275	Unvested	2011
	Overall Total		1,609,447				
Tim J W Tookey	Lloyds TSB Group Executive Share Plan 2003	19.04.06	35,305	Nil		Unvested	20.04.09 - 19.10.09
	Lloyds TSB Long-term Incentive Plan	12.05.06	54,258		5.20	Unvested	2009
	Lloyds TSB Long-term Incentive Plan	08.03.07	52,875		5.39	Unvested	2010
	Lloyds TSB Long-term Incentive Plan	06.03.08	71,220		4.2825	Unvested	2011
	Overall Total		216,456				
Helen A Weir CBE	Lloyds TSB Group Executive Share Option Scheme	29.04.04	77,868	4.2475		Vested	21.02.08 - 28.04.14
	Lloyds TSB Group Executive Share Option Scheme	17.03.05	247,891	4.7425		Vested	17.03.08 - 16.03.15
	Lloyds TSB Performance Share Plan – Bonus shares	20.03.06	20,062		5.661	Unvested	20.03.09
	Lloyds TSB Performance Share Plan – Performance Shares	20.03.06	68,008		5.661	Unvested	20.03.09
	Lloyds TSB Long-term Incentive Plan	12.05.06	288,460		5.20	Unvested	2009
	Lloyds TSB Long-term Incentive Plan	08.03.07	320,037		5.39	Unvested	2010
	Lloyds TSB long-term Incentive Plan	04.04.08	506,482		4.6275	Unvested	2011
	Overall Total		1,528,808				

(iii) As at the close of business on 12 November 2008 (the latest practicable date prior to the posting of this document), the following persons acting in concert with Lloyds TSB had an interest in, or right to subscribe in respect of, the following Lloyds TSB Shares:

Name	*Number of Lloyds TSB Shares*
Abbey Life Equity S1 Fund	1,971,682
Abbey Pensions Equity	6,397,345
Absolute Return UK Equity Fund	500,000
Lloyds TSB Asset Finance Division Pension Scheme	110,000
Lloyds TSB Group Offshore Pension Scheme	87,995
Lloyds TSB Group Pension Scheme No. 1 Special UK Equity	1,584,850
Lloyds TSB Group Pension Scheme No. 2 Special UK Equity	972,469
Lloyds TSB IP UK Equity Fund	63,247
Lloyds TSB Offshore Private Banking (on behalf of private investors)	550,798
Lloyds TSB Offshore Private Banking (on behalf of the employee share options scheme)	10
Lloyds TSB Private Banking Limited (on behalf of private investors)	35,781,645
Multi-Merger UK Equity Focus Fund	3,332,478
Multi-Merger UK Equity Growth Fund	4,038,190
Multi-Merger UK Equity Income Fund	6,911,159
Private Investor Accounts	2,786,188
SW OEIC Environmental Investor	1,812,765
SW OEIC Ethical	622,519
SW OEIC High Reserve	549,211
SW OEIC Safety Plus	869,635
SW OEIC UK All Share Tracker	3,815,476
SW OEIC UK Equity Income	1,147,356
SW OEIC UK Growth	14,442,219
SW OEIC UK Select Growth	1,333,345
SW OEIC UK Tracker	1,590,277
SWIP Capital Trust	2,900,076
SWIP Investment Funds	30,988,111
SWIP OEIC UK Balanced Equity Fund	277,600
SWIP UK Opportunities Fund	345,640
Swiss Re Colonial & Mutual Fund	16,262
Swiss Re Equity Fund	98,009
SWPM – UK Capped Equity Fund	461,909
SWPM – UK Equity Fund	856,497
SWPM (SWF) Ltd UK Alpha Fund	246,399
SWUF – Assurance UK Equity Fund	886,225
SWUFP Equity Fund	1,640,157
Target Life Equity Fund	117,930
The NTMF UK Equity Fund	264,859
UK Select Trust Limited	192,313
UBS Wealth Management Australia	280,630
UBS Securities LLC	1,991 (ADS)
UBS Financial Services LLC	2,371 (ADS)

(iv) In addition, as at the close of business on 12 November 2008 (the latest practicable date prior to the posting of this document), the following persons acting in concert with Lloyds TSB had short positions in respect of Lloyds TSB Shares as follows:

Name	*Number of Lloyds TSB Shares*
Citigroup Global Markets Inc.	126

(v) Save as disclosed above, as at the close of business on 12 November 2008 (the latest practicable date prior to the posting of this document): (A) none of Lloyds TSB, the Lloyds TSB Directors and persons connected with the Lloyds TSB Directors (within the meaning of section 252 of the Companies Act); (B) no person acting in concert with Lloyds TSB; and (C) no person who has an indemnity or other relationship (as defined by Note 6 to Rule 8 of the Takeover Code) with Lloyds TSB or a person acting in concert with Lloyds TSB, has an interest in or a right to subscribe for any Lloyds TSB Shares.

(vi) Save as disclosed above, at the close of business on 12 November 2008 (the latest practicable date prior to the posting of this document): (A) none of Lloyds TSB, the Lloyds TSB Directors and persons connected with the Lloyds TSB Directors (within the meaning of section 252 of the Companies Act); (B) no person acting in concert with Lloyds TSB; and (C) no person who has an indemnity or other relationship (as defined by Note 6 to Rule 8 of the Takeover Code) with Lloyds TSB or a person acting in concert with Lloyds TSB, had a short position (whether conditional or

absolute or whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery, in respect of any Lloyds TSB Shares.

(c) *Dealings in HBOS Shares*

(i) Between the start of the disclosure period and 12 November 2008 (the latest practicable date prior to the posting of this document), Lloyds TSB has not effected any dealings for value in HBOS Shares.

(ii) Between the start of the disclosure period and 12 November 2008 (the latest practicable date prior to posting of this document), the following Lloyds TSB Directors have effected dealings for value (including the exercise of options) in HBOS Shares as follows:

Name	*Transaction Type*	*Number of HBOS Shares*	*Date*	*Price (£)*
Martin A Scicluna*	Acqusition	4	6 October 2008	2.32
Archie G Kane*	Acquisition	6	6 October 2008	2.32
Sir Victor Blank*	Acquisition	57	6 October 2008	2.32

Note:* Shares received pursuant to capitalisation issue in lieu of HBOS 2008 interim dividend.

(iii) Between the start of the disclosure period and 12 November 2008 (the latest practicable date prior to the posting of this document), the following dealings for value in HBOS Shares have taken place by persons acting in concert with Lloyds TSB*:

Name	*Date*	*Transaction Type*	*Number of HBOS Shares*	*Price / price range*
Lloyds TSB Group entities and funds	17.09.08 – 12.11.08[1]	Acquisitions	2,441,540	£0.74 – 2.40
		Disposals	2,423,856	£0.64 – 2.29
	17.08.08 – 16.09.08	Acquisitions	8,858,995	£1.59 – 3.25
		Disposals	6,189,714	£1.74 – 3.25
	17.07.08 – 16.08.08	Acquisitions	19,664,573	£2.55 – 3.43
		Disposals	2,221,481	£2.56 – 3.44
	17.06.08 – 16.07.08	Acquisitions	2,795,640	£2.37 – 3.36
		Disposals	12,853,488	£2.31 – 3.33
	17.03.08 – 16.06.08	Acquisitions	7,140,990	£2.62 – 6.93
		Disposals	12,418,820	£2.55 – 6.12
	17.12.07 – 16.03.08	Acquisitions	4,223,004	£5.40 – 7.47
		Disposals	15,177,498	£5.39 – 7.47
	17.09.07 – 16.12.07	Acquisitions	11,292,155	£7.04 – 9.88
		Disposals	3,533,078	£7.02 – 9.88
UBS Securities LLC	17.09. 08 – 12.11.08	Acquisitions	12,743	£2.180 – 2.198
		Disposals	4,334	£1.252 – 1.252
	17.08.08 – 16.09.08	Acquisitions	2,440	£3.085 – 3.085
		Disposals	5,359	£3.153 – 3.173
	17.09. 08 – 12.11.08	Disposals	900 (ADS)	US$1.927 – 1.927
UBS Financial Services LLC	17.09. 08 – 12.11.08	Disposals	1,898 (ADS)	US$2.350 – 2.800
	17.08.08 – 16.09.08	Disposals	527,519 (ADS)	US$3.113 – 5.270
	17.07.08 – 16.08.08	Acquisitions	7,250	US$6.080 – 6.080
		Disposals	6,456 (ADS)	US$5.420 – 5.960
	17.06.08 – 16.07.08	Disposals	2,570 (ADS)	US$5.570 – 5.600
	17.03.08 – 16.06.08	Acquisitions	524,488	US$5.380 – 5.425
		Disposals	3,155 (ADS)	US$6.940 – 10.980
	17.12.07 – 16.03.08	Disposals	1,728 (ADS)	US$11.450 – 14.700
	17.09.07 – 17.12.07	Acquisitions	2,430	US$17.250 – 18.400
		Disposals	61,760 (ADS)	US$15.430 – 19.970

1 The Panel executive has confirmed, on an *inter partes* basis, that these dealings have no Takeover Code consequences.

Name	Date	Transaction Type	Number of HBOS Shares	Price / price range
Citigroup Global Markets Inc.	17.08.08 – 16.09.08	Acquisitions	9,410	US$3.340 – 5.330
		Disposals	52,800 (ADS)	US$5.190 – 5.760
	17.07.08 – 16.08.08	Acquisitions	2,524	US$5.320 – 6.440
		Disposals	562,838 (ADS)	US$5.381 – 6.470
	17.06.08 – 16.07.08	Acquisitions	27,728	US$5.500 – 5.510
		Disposals	13,663 (ADS)	US$5.500 – 6.520
	17.03.08 – 16.06.08	Acquisitions	1,313,195	US$9.300 – 11.870
		Disposals	3,080,658 (ADS)	US$5.180 – 11.400
	17.12.07 – 16.03.08	Acquisitions	265,153	US$11.260 – 14.450
		Disposals	16,628 (ADS)	US$11.120 – 14.500
	17.09.07 – 16.12.07	Acquisitions	45,841	US$15.210 – 18.950
		Disposals	3,435 (ADS)	US$16.000 – 19.450
Merrill Lynch International Ltd.	17.09.07 – 16.12.07	Acquisitions	9,199,037	£7.000 – 9.800
		Disposals	9,578,605	£7.040 – 9.850
Merrill Lynch Pierce Fenner Smith Inc.	17.09.07 – 16.12.07	Acquisitions	1,025,009	US$14.500 – 19.900
		Disposals	1,024,670 (ADS)	US$14,500 – 20,000
Merrill Lynch International Ltd.	17.12.07 – 16.03.08	Acquisitions	19,168,233	£5.250 – 7.470
		Disposals	18,527,946	£5.390 – 7.480
Merrill Lynch Pierce Fenner Smith Inc.	17.12.07 – 16.03.08	Acquisitions	1,581,443	US$10.510 – 14.850
		Disposals	1,572,770 (ADS)	US$10.670 – 14.950
Merrill Lynch International Ltd.	17.03.08 – 16.06.08	Acquisitions	23,534,377	£2.640 – 6.030
		Disposals	22,875,783	£2.620 – 6.050
Merrill Lynch Pierce Fenner Smith Inc.	17.03.08 – 16.06.08	Acquisitions	10,788,620	US$5.166 – 12.100
		Disposals	10,797,571 ADS	US$5.166 – 12.140
Merrill Lynch International Ltd.	17.06.08 – 16.07.08	Acquisitions	14,013,811	£2.420 – 3.360
		Disposals	14,276,821	£2.410 – 3.400
Merrill Lynch Pierce Fenner Smith Inc.	17.06.08 – 16.07.08	Acquisitions	1,060,276	US$4.800 – 6.550
		Disposals	1,057,546 (ADS)	US$5.000 – 6.520
Merrill Lynch International Ltd.	17.07.08 – 16.08.08	Acquisitions	14,367,855	£2.530 – 3.410
		Disposals	14,743,028	£2.580 – 3.440
Merrill Lynch Pierce Fenner Smith Inc.	17.07.08 – 16.08.08	Acquisitions	3,513,993	US$5.110 – 6.660
		Disposals	3,511,388 (ADS)	US$5.160 – 6.700
Merrill Lynch International Ltd.	17.08.08 – 16.09.08	Acquisitions	14,295,746	£1.688 – 3.240
		Disposals	14,105,756	£1.691 – 3.260
Merrill Lynch Pierce Fenner Smith Inc.	17.08.08 – 16.09.08	Acquisitions	949,202	US$2.590 – 5.760
		Disposals	954,595 (ADS)	US$3.100 – 5.790
Merrill Lynch International Ltd.	17.09.08 – 12.11.08	Acquisitions	956,039	£1.290 – 1.980
		Disposals	954,884	£1.490 – 1.990
Merrill Lynch Pierce Fenner Smith Inc.	17.09.08 – 12.11.08	Acquisitions	3,132	US£0.970 – 1.180
		Disposals	2,476 (ADS)	US$0.970 – 0.970

Note:

*Aggregation has been carried out in respect of the dealings by UBS, Merrill Lynch and Citigroup (and their respective affiliates) in accordance with Note 2 of Rule 24.3 of the Takeover Code. All purchases and sales are aggregated separately and have not been netted off. The highest and lowest prices per share have been stated. A full list of all dealings for UBS and its affiliates is available for inspection at the offices of UBS, 1 Finsbury Avenue, London, EC2M 2PP. A full list of dealings for Merrill Lynch and its affiliates is available for inspection at the offices of Merrill Lynch, Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ. A full list of dealings for Citigroup and its affiliates is available for inspection at the offices of Citigroup, Citigroup Centre, Canada Square, London, E14 5LB.

(iv) Between the start of the disclosure period and 12 November 2008 (the latest practicable date prior to the posting of this document), the following persons who have an indemnity or other relationship (as defined by Note 6 on Rule 8 of the Takeover Code) with Lloyds TSB or a person acting in concert with Lloyds TSB have effected dealings for value in Lloyds TSB Shares as follow:

(v) Save as disclosed above, between the start of the disclosure period and 12 November 2008 (the latest practicable date prior to the posting of this document): (A) none of Lloyds TSB, the Lloyds TSB Directors and persons connected with the Lloyds TSB Directors (within the meaning of section 252 of the Companies Act); (B) no person acting in concert with Lloyds TSB; and (C) no person who has an indemnity or other relationship (as defined in Note 6 on Rule 8 of the Takeover Code) with Lloyds TSB or a person acting in concert with Lloyds TSB, has effected any dealings for value (including the exercise of options) in HBOS Shares (or other securities issued by HBOS required to be disclosed under Rule 24.3 of the Takeover Code).

(d) Dealings in Lloyds TSB Shares

(i) Between the start of the disclosure period and 12 November 2008 (the latest practicable date prior to the posting of this document), the following dealings for value in Lloyds TSB Shares (including the exercise of options) by the Lloyds TSB Directors have taken place:

Name of Director	*Transaction Type*	*Number of Lloyds TSB Shares*	*Transaction Date*	*Price per Lloyds TSB Share (£)*
Dr Wolfgang C G Berndt	Acquisition	50,000	27.09.2007	5.46
Sir Victor Blank	Acquisition	100,000	01.08.2008	2.94
	Free Shares	684	28.04.2008	4.38
	Sharesave – grant	4,897	02.04.2008	3.43
	Sharesave – cancellation	4,897	31.10.2008	N/A
Ewan Brown CBE FRSE	DRIP	30	03.10.2007	5.68
	Acquisition	19	11.10.2007	5.64
	Acquisition	19	11.10.2007	5.64
	Acquisition	61	08.05.2008	4.47
	Acquisition	62	08.05.2008	4.47
	DRIP	88	09.05.2008	4.42
	Acquisition	75	01.10.2008	2.53
	Acquisition	56	09.10.2008	2.35
	Acquisition	55	09.10.2008	2.35
J Eric Daniels	Partnership shares	24	20.09.2007	5.35
	Matching Shares	5	20.09.2007	5.34
	Partnership shares	23	22.10.2007	5.32
	Matching shares	5	22.10.2007	5.32
	Partnership shares	27	20.11.2007	4.74
	Matching shares	6	20.11.2007	4.74
	Partnership shares	26	20.12.2007	4.82
	Matching shares	6	20.12.2007	4.64
	Partnership shares	33	21.01.2008	3.90
	Matching shares	7	21.01.2008	3.90
	Partnership shares	29	20.02.2008	4.26
	Matching shares	7	20.02.2008	4.26
	Performance Share Plan – Release	57,737	18.03.2008	N/A
	Partnership shares	29	20.03.2008	4.32
	Matching shares	6	20.03.2008	4.32
	Long-Term Incentive Plan – Award	838,735	04.04.2008	Nil
	Performance Share Plan – Award	97,860	10.04.2008	Nil
	Partnership shares	28	21.04.2008	4.49
	Matching shares	6	21.04.2008	4.49
	Free shares	684	28.04.2008	4.38
	Partnership shares	30	20.05.2008	4.10
	Matching shares	7	20.05.2008	4.10
	Partnership shares	38	20.06.2008	3.31
	Matching shares	9	20.06.2008	3.31
	Partnership shares	37	21.07.2008	3.38
	Matching shares	8	21.07.2008	3.38
	Acquisition	100,000	01.08.2008	2.97
	Partnership shares	43	20.08.2008	2.92
	Matching shares	10	20.08.2008	2.93
	Partnership shares	43	22.09.2008	2.89
	Matching shares	10	22.09.2008	2.89
	Partnership shares	76	20.10.2008	1.67
	Matching shares	17	20.10.2008	1.67
	Sharesave – cancellation	2,236	24.10.2008	N/A

Name of Director	Transaction Type	Number of Lloyds TSB Shares	Transaction Date	Price per Lloyds TSB Share (£)
Archie G Kane	Partnership shares	24	20.09.2007	5.35
	Matching shares	5	20.09.2007	5.34
	DRIP	25	03.10.2007	5.68
	Partnership shares	23	22.10.2007	5.32
	Matching shares	5	22.10.2007	5.32
	Partnership shares	27	20.11.2007	4.74
	Matching shares	6	20.11.2008	4.74
	Partnership shares	26	20.12.2007	4.64
	Matching shares	6	20.12.2007	4.64
	Partnership shares	33	21.01.2008	3.90
	Matching shares	7	21.01.2008	3.90
	Partnership shares	29	20.02.2008	4.26
	Matching shares	7	20.02.2008	4.26
	Senior Executives Share Option Scheme – Exercise	50,000	04.03.2008	8.80
	Long-Term Incentive Plan – Award	413,309	06.03.2008	Nil
	Performance Share Plan – Release	22,171	18.03.2008	N/A
	Partnership shares	29	20.03.2008	4.32
	Matching shares	6	20.03.2008	4.32
	Performance Share Plan – Award	37,578	10.04.2008	Nil
	Partnership shares	28	21.04.2008	4.49
	Matching shares	6	21.04.2008	4.49
	Free shares	684	28.04.2008	4.38
	DRIP	71	09.05.2008	4.42
	Partnership	30	20.05.2008	4.10
	Matching shares	7	20.05.2008	4.10
	Partnership shares	38	20.06.2008	3.31
	Matching shares	9	20.06.2008	3.31
	Partnership shares	37	21.07.2008	3.38
	Matching shares	8	21.07.2008	3.38
	Sharesave – Exercise	5,783	06.08.2008	2.84
	Partnership	43	20.08.2008	2.92
	Matching shares	10	20.08.2008	2.93
	Partnership shares	43	22.09.2008	2.89
	Matching shares	10	22.09.2008	2.89
	Acquisition	60	01.10.2008	2.53
	Partnership	76	20.10.2008	1.67
	Matching	17	20.10.2008	1.67
Sir David Manning	Acquisition – Held on Appointment	4,500	01.05.2008	N/A
Jan P du Plessis	Acquisition	40,000	03.03.2008	4.47
Tim J W Tookey	Long-Term Incentive Plan – Award	71,220	06.03.2008	Nil
	Sharesave – Grant	2,798	02.04.2008	3.43
	Partnership shares	430	18.04.2008	0.25
	Matching shares	96	18.04.2008	0.25
	Free shares	515	18.04.2008	0.25
	Dividend shares	20	18.04.2008	0.25
	Partnership shares	28	21.04.2008	4.49
	Matching shares	6	21.04.2008	4.49
	Free shares	684	28.04.2008	4.38
	Dividend	57	07.05.2008	4.48
	Partnership shares	30	20.05.2008	4.10
	Matching shares	7	20.05.2008	4.10
	Partnership shares	38	20.06.2008	3.31
	Matching shares	9	20.06.2008	3.31
	Partnership shares	37	21.07.2008	3.39
	Matching shares	8	21.07.2008	3.39
	Partnership shares	43	20.08.2008	2.92
	Matching shares	10	20.08.2008	2.93
	Partnership shares	43	22.09.2008	2.89
	Matching	10	22.09.2008	2.89
	DRIP	88	02.10.2008	2.56
	Partnership shares	76	20.10.2008	1.67
	Matching shares	17	20.10.2008	1.67
	Sharesave – cancellation	2,798	03.11.2008	N/A
Helen A Weir CBE	Performance Share Plan – Release	16,628	18.03.2008	N/A
	Acquisition	1,510	27.03.2008	4.60
	Long-Term Incentive Plan – Award	506,482	04.04.2008	Nil
	Performance Share Plan – Award	28,183	10.04.2008	Nil
	Free shares	684	28.04.2008	4.38
	DRIP	2,030	07.05.2008	4.42
	Dividend	104	07.05.2008	4.48

Name of Director	*Transaction Type*	*Number of Lloyds TSB Shares*	*Transaction Date*	*Price per Lloyds TSB Share (£)*
	DRIP	278	09.05.2008	4.42
	Partnership shares	30	20.05.2008	4.10
	Matching shares	7	20.05.2008	4.10
	Partnership shares	38	20.06.2008	3.31
	Matching shares	9	20.06.2008	3.31
	Partnership shares	37	21.07.2008	3.21
	Matching shares	8	21.07.2008	3.39
	Partnership shares	43	20.08.2008	2.92
	Matching shares	10	20.08.2008	2.93
	Partnership shares	43	22.09.2008	2.89
	Matching shares	10	22.09.2008	2.89
	Acquisition	305	01.10.2008	2.53
	DRIP	895	01.10.2008	2.53
	Dividend Shares	126	02.10.2008	2.56
	DRIP	37	03.10.2007	5.70
	DRIP	717	03.10.2007	5.68
	DRIP	96	03.10.2007	5.68
	Partnership shares	75	20.10.2008	1.67
	Matching shares	17	20.10.2008	1.67
	Sharesave – cancellation	5,093	17.10.2008	N/A
G.T. Tate	Partnership shares	24	20.09.2007	5.35
	Matching shares	5	20.09.2007	5.35
	DRIP	59	03.10.2007	5.70
	DRIP	977	03.10.2007	5.68
	Partnership shares	23	22.10.2007	5.32
	Matching shares	5	22.10.2007	5.32
	Partnership shares	27	20.11.2007	4.74
	Matching shares	6	20.11.2007	4.74
	Partnership shares	27	20.12.2007	4.64
	Matching shares	6	20.12.2007	4.64
	Partnership shares	32	21.01.2008	3.90
	Matching shares	7	21.01.2008	3.90
	Partnership shares	29	20.02.2008	4.26
	Matching shares	7	20.02.2008	4.26
	Performance Share Plan – Release	22,710	18.03.2008	N/A
	Partnership shares	29	20.03.2008	4.32
	Matching shares	6	20.03.2008	4.32
	Long-Term Incentive Plan – Award	518,638	04.04.2008	Nil
	Performance Share Plan – Award	36,491	10.04.2008	Nil
	Partnership shares	28	21.04.2008	4.49
	Matching shares	6	21.04.2008	4.49
	Free shares	684	28.04.2008	4.38
	DRIP	2,771	07.05.2008	4.42
	DRIP	180	07.05.2008	4.48
	Partnership shares	30	20.05.2008	4.10
	Matching shares	7	20.05.2008	4.10
	Partnership shares	38	20.05.2008	3.31
	Matching shares	9	20.06.2008	3.31
	Partnership shares	37	21.07.2008	3.39
	Matching shares	8	21.07.2008	3.39
	Partnership shares	43	20.08.2008	2.92
	Matching shares	10	20.08.2008	2.93
	Partnership shares	43	22.09.2008	2.89
	Matching shares	10	22.09.2008	2.89
	DRIP	1,219	01.10.2008	2.53
	DRIP	192	02.10.2008	2.55
	Shavesave – cancellation	3,651	15.10.2008	N/A
	Partnership shares	76	20.10.2008	1.66
	Matching shares	17	20.10.2008	1.66

(ii) Between the start of the disclosure period and 12 November 2008 (the latest practicable date prior to the posting of this document), the following dealings for value in Lloyds TSB Shares have taken place by persons acting in concert with Lloyds TSB*:

Name	*Date*	*Transaction Type*	*Number of Lloyds TSB Shares*	*Price / price range*
Lloyds TSB Group entities and funds	17.09.08 – 12.11.08	Acquisitions	15,260,074	£1.00 – 3.28
		Disposals	9,847,662	£1.45 – 3.30
	17.08.08 – 16.09.08	Acquisitions	5,131,484	£2.15 – 3.15
		Disposals	3,356,304	£2.65 – 3.18
	17.07.08 – 16.08.08	Acquisitions	2,520,141	£2.38 – 3.50
		Disposals	2,065,356	£2.93 – 3.51
	17.06.08 – 16.07.08	Acquisitions	2,386,455	£2.56 – 4.52
		Disposals	4,577,673	£2.57 – 3.65
	17.03.08 – 16.06.08	Acquisitions	4,167,623	£2.06 – 4.84
		Disposals	24,851,403	£1.91 – 4.83
	17.12.07 – 16.03.08	Acquisitions	27,857,719	£1.94 – 4.82
		Disposals	2,919,081	£1.91 – 4.82
	17.09.07 – 16.12.07	Acquisitions	15,186,621	£4.44 – 5.81
		Disposals	12,197,415	£4.40 – 5.81
UBS Wealth Management Australia	17.09. 08 – 12.11.08	Acquisitions	302,280	£1.736 – 2.800
		Disposals	21,150	£1.752 – 2.328
UBS Securities LLC	17.09. 08 – 12.11.08	Acquisitions	370,800	£2.160 – 3.205
		Disposals	803,200	£2.168 – 3.308
	17.08.08 – 16.09.08	Acquisitions	767,509	£2.638 – 3.188
		Disposals	100,100	£2.858 – 3.158
	17.07.08 – 16.08.08	Acquisitions	323,300	£2.880 – 3.485
		Disposals	696,300	£2.920 – 3.495
	17.06.08 – 16.07.08	Acquisitions	569,357	£2.565 – 3.660
		Disposals	246,657	£2.955 – 3.505
	17.03.08 – 16.06.08	Acquisitions	989,900	£3.310 – 4.810
		Disposals	595,900	£3.310 – 4.830
	17.12.07 – 16.03.08	Acquisitions	118,300	£3.703 – 4.763
		Disposals	436,000	£3.735 – 4.832
	17.09. 08 – 12.11.08	Acquisitions	116,821	US$14.017 – 21.508
		Disposals	200,204 (ADS)	US$10.330 – 23.282
	17.08.08 – 16.09.08	Acquisitions	340,082	US$19.435 – 22.925
		Disposals	323,607 (ADS)	US$19.270 – 22.832
	17.07.08 – 16.08.08	Acquisitions	269,510	US$23.040 – 27.860
		Disposals	445,003 (ADS)	US$23.100 – 27.890
	17.06.08 – 16.07.08	Acquisitions	219,929	US$ 21.702 – 24.340
		Disposals	237,465 (ADS)	US$21.880 – 24.640
UBS Financial Services LLC	17.09. 08 – 12.11.08	Disposals	537 (ADS)	US$16.437 – 19.313
	17.08.08 – 16.09.08	Disposals	5,775 (ADS)	US$20.820 – 22.510
	17.07.08 – 16.08.08	Disposals	1,488 (ADS)	US$23.160 – 27.040
	17.06.08 – 16.07.08	Disposals	10,616 (ADS)	US$21.880 – 26.890
	17.03.08 – 16.06.08	Acquisitions	901	US$33.940 – 37.360
		Disposals	24.048 (ADS)	US$26.300 – 38.440
	17.12.07 – 16.03.08	Acquisitions	13.947	US$30.660 – 37.840
		Disposals	8,015 (ADS)	US$31.270 – 37.910
	17.09.07 – 16.12.07	Acquisitions	8,763	US$37.310 – 47.040
		Disposals	5,828 (ADS)	US$37.500 – 46.390
Citigroup Global Markets Inc.	17.12.08 – 16.03.08	Acquisition	66,691	US$31.160 – 38.090
		Disposals	41,600	US$31.180 – 38.090

Name	Date	Transaction Type	Number of Lloyds TSB Shares	Price / price range
			(ADS)	
	17.09.07 – 16.12.07	Acquisitions	9,622	US$38.540 – 41.470
		Disposals	7,784	US$38.550 – 38.170
			(ADS)	
Citigroup Derivative Markets Inc.	17.09.08 – 12.11.08	Acquisitions	29,650	US$9.950 – 16.000
		Disposals	13,900	US$10.430 – 13.300
			(ADS)	
	17.09.08 – 12.11.08	Acquisitions	34,100	US$10.000 – 22.500
		Disposals	16,900	US$10.430 – 20.000
			(Put options in respect of ADS)	
	17.09.08 – 12.11.08	Acquisitions	15,800	US$10.000 – 20.000
		Disposals	17,800	US$12.500 – 22.500
			(Call options in respect of ADS)	
Merrill Lynch International	17.09.07 – 16.12.07	Acquisitions	9,595,960	£4.480 – 5.770
		Disposals	9,708,489	£4.470 – 5.790
Merrill Lynch Pierce Fenner Smith Inc.	17.09.07 – 16.12.07	Acquisitions	2,466	US$10.750 – 11.500
		Disposals	2,420	US$9.750 – 11.170
Merrill Lynch International	17.12.07 – 16.03.08	Acquisitions	24,260,612	£3.820 – 4.790
		Disposals	24,624,320	£3.850 – 4.820
Merrill Lynch Pierce Fenner Smith Inc.	17.12.07 – 16.03.08	Acquisitions	52,607	US$8.027 – 9.100
		Disposals	52,140	US$8.027 – 8.750
Merrill Lynch International	17.03.08 – 16.06.08	Acquisitions	25,664,124	£3.320 – 4.820
		Disposals	26,372,150	£3.330 – 4.830
Merrill Lynch Pierce Fenner Smith Inc.	17.03.08 – 16.06.08	Acquisitions	98,988	US$7.657 – 8.916
		Disposals	99,306	US$7,710 – 8.916
Merrill Lynch International	17.06.08 – 16.07.08	Acquisitions	14,051,896	£2.540 – 3.630
		Disposals	12,542,231	£2.571 – 3.650
Merrill Lynch Pierce Fenner Smith Inc.	17.06.08 – 16.07.08	Disposals	180	US$6.450 – 6.450
Merrill Lynch International	17.07.08 – 16.08.08	Acquisitions	13,443,035	£2.900 – 3.470
		Disposals	14,163,617	£2.920 – 3.500
Merrill Lynch International	17.08.08 – 16.09.08	Acquisitions	13,600,949	£2.660 – 3.200
		Disposals	13,674,963	£2.590 – 3.180
Merrill Lynch Pierce Fenner Smith Inc.	17.08.08 – 16.09.08	Acquisitions	10,784	US$5.488 – 5.488
		Disposals	10,784	US$5.526 – 5.526
Merrill Lynch International	17.09.08 – 12.11.08	Acquisitions	1,479,209	£2.895 – 3.230
		Disposals	1,322,391	£2.760 – 3.145

Note:

*Aggregation has been carried out in respect of the dealings by UBS, Merrill Lynch and Citigroup (and their respective affiliates) in accordance with Note 2 of Rule 24.3 of the Takeover Code. All purchases and sales are aggregated separately and have not been netted off. The highest and lowest prices per share have been stated. A full list of all dealings for UBS and its affiliates is available for inspection at the offices of UBS, 1 Finsbury Avenue, London, EC2M 2PP. A full list of dealings for Merrill Lynch and its affiliates is available for inspection at the offices of Merrill Lynch, Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ. A full list of dealings for Citigroup and its affiliates is available for inspection at the offices of Citigroup, Citigroup Centre, Canada Square, London, E14 5LB.

(iii) Save as disclosed above, between the start of the disclosure period and 12 November 2008 (the latest practicable date prior to the posting of this document): (A) none of Lloyds TSB, the Lloyds TSB Directors and persons connected with the Lloyds TSB Directors (within the meaning of section 252 of the Companies Act); (B) no person acting in concert with Lloyds TSB; and (C) no person who has an indemnity or other relationship (as defined in Note 6 on Rule 8 of the Takeover Code) with Lloyds TSB or a person acting in concert with Lloyds TSB, has effected any dealings for value (including the exercise of options) in HBOS Shares (or any other securities issued by HBOS required to be disclosed under Rule 24.3 of the Takeover Code).

8. General

(a) No person has an indemnity or other relationship (as defined by Note 6 on Rule 8 of the Takeover Code) with HBOS or an associate (by virtue of paragraphs (1) to (4) of the definition in the Takeover Code) of HBOS.

(b) There is no agreement, arrangement or understanding by which the beneficial ownership of any of the HBOS Shares to be acquired pursuant to the Acquisition will be transferred to any other person, save that Lloyds TSB reserves the right to transfer any such shares to any other member of the Lloyds TSB Group or to one or more nominees.

(c) Settlement of the consideration to which each HBOS Shareholder is entitled under the Scheme will be implemented in full in accordance with the terms of the Scheme without regard to any lien, right of set-off, counterclaim or other analogous right to which Lloyds TSB may otherwise be, or claim to be entitled, against such shareholder.

(d) The total emoluments receivable by both the HBOS Directors and the Lloyds TSB Directors will not be increased by the Acquisition.

(e) Save as disclosed herein, no agreement, arrangement or understanding (including any compensation arrangement) exists between Lloyds TSB or any person acting in concert with it and any of the HBOS Directors, recent directors, shareholders or recent shareholders of HBOS or any person interested or recently interested in HBOS Shares having any connection with or dependence upon or which is conditional upon the Acquisition.

(f) Neither HBOS, nor any person acting in concert with HBOS, has borrowed or lent any relevant securities of either HBOS or Lloyds TSB, save for any borrowed shares which have been either on-lent or sold.

(g) Neither Lloyds TSB, nor any person acting in concert with Lloyds TSB, has borrowed or lent any relevant securities of HBOS or Lloyds TSB, save for any borrowed shares which have been either on-lent or sold.

(h) Other than as set out in this document, no agreement, arrangement or understanding (including any compensation arrangement) exists between HM Treasury and any of the HBOS Directors, recent directors, shareholders or recent shareholders of HBOS, which has any connection with or is dependent upon the proposals set out in this document.

(i) As at 12 November 2008 (being the latest practicable date prior to the publication of this document), no agreement, arrangement or understanding exists whereby any of the HBOS Shares that may be acquired by HM Treasury in pursuance of the Placing and Open Offer will be transferred to any other persons. HM Treasury is entitled to novate its rights and obligations under the Placing and Open Offer Agreement to any entity which is wholly owned, directly or indirectly, by HM Treasury.

(j) The proposed Rule 9 Waiver relates to HM Treasury and its nominees. The address of HM Treasury is 1 Horse Guards Road, London SW1A 2HQ.

(k) For the purposes of paragraphs 6, 7 and 8 of this Part 13:

  (i) "disclosure period" means the period commencing on 17 September 2007 (the date 12 months prior to the date on which HBOS announced that it had received an approach) and ending on 12 November 2008 (the latest practicable date prior to the posting of this document);

  (ii) subject to any dispensation granted by the Panel, references to "acting in concert" have the same meaning as in the Takeover Code;

  (iii) references to "connected adviser" have the same meaning as in the Takeover Code; and

  (iv) where not otherwise defined, "associate" means Lloyds TSB's or HBOS's subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20 per cent. or more of the equity share capital is regarded as the test of associated company status).

9. HBOS Share Schemes

The terms of the Scheme, if approved by HBOS Shareholders and the Court, will bind the holders of all HBOS Shares (including holders of HBOS Shares issued before the Scheme Record Time upon the exercise of options or the vesting of awards granted under the HBOS Share Schemes).

Share options and share awards granted under the HBOS Share Schemes will be dealt with in accordance with the rules which govern them and to the extent that options are exercised or share awards vest, the HBOS Shares in respect of them will either be bound by the terms of the Scheme or automatically transferred to Lloyds TSB in accordance with the proposed amendment to the HBOS Articles referred to in paragraph 11 of Part 2.

However, the HBOS Board will use all reasonable endeavours to ensure that:

(i) cash incentive awards held by those HBOS Directors who have announced that they will resign from the HBOS Board in 2008 with effect from the Scheme becoming effective will be waived, to the extent that they have not already been earned but deferred;

(ii) share incentive awards held by those HBOS Directors who have announced that they will resign from the HBOS Board in 2008 with effect from the Scheme becoming effective will be waived, to the extent that they are referable to performance in 2008 and would otherwise vest on the date of the Scheme Court Order;

(iii) cash incentive awards held by other HBOS Directors will be waived, to the extent that they have not already been earned but deferred; and

(iv) share incentive awards held by other HBOS Directors will be waived to the extent that they are referable to performance in 2008 and would otherwise vest on the date of the Scheme Court Order.

10. HBOS Directors service contracts and letters of appointment

(a) Executive directors of HBOS

Each of the executive directors of HBOS has a service contract with HBOS, details of which are as follows:

Name of Director	*Date of Contract*	*Total remuneration (including salary and other benefits) for year ended 31.12.07 (£)*	*Annual salary as at 12.11.08 (£)*	*Salary increases in last 6 months (£)*
Peter Cummings	10 January 2006	2,606,000	683,000	Nil
Jo Dawson	30 March 2006	1,099,000	623,000	Nil
Mike Ellis	5 September 2007	292,000*	660,000	Nil
Philip Gore-Randall	6 August 2007	275,000*	558,000	Nil
Andy Hornby	23 December 2005	1,926,000	1,050,000	Nil
Colin Matthew	9 January 2006	1,215,000	637,000	Nil
Dan Watkins	24 September 2007	329,000	530,000	Nil

Note: * Figure represents remuneration for the part-year worked following commencement of employment.

The salaries of the executive directors of HBOS are reviewed annually.

Each of the executive directors of HBOS is employed by HBOS under a continuous contract of employment. An executive director's employment may be terminated (other than for cause) by either HBOS giving 12 months' written notice of termination to the director or the director giving six months' written notice to HBOS. HBOS reserves the right to pay any executive director's salary in lieu of notice. There is no contractual compensation entitlement for any of the executive directors beyond this. There are no provisions in executive directors' service contracts which provide for enhanced terms on a change of control of the HBOS Group.

In addition to the basic salary set out above, each of the executive directors is entitled to (i) a non-pensionable cash for car allowance, or a car for business and personal use; (ii) life assurance cover; and (iii) participation in private medical insurance schemes that HBOS may from time to time operate. In addition, each of the executive directors may be eligible to participate in non-contractual benefit schemes operated by HBOS at the discretion of HBOS.

Directors have generally been included in membership of HMRC registered final salary pension arrangements which are now closed to new entrants.

Directors recruited since October 2002 have generally been included in HMRC registered money purchase pension arrangements or separate arrangements of equivalent value. In respect of these individuals, the employer contributes 250% of the member's contribution up to a maximum member contribution of 8% of base salary.

Participants for whom pension accrual and contributions ceased in April 2006 (because the level of their benefits exceeded the 'Lifetime Allowance') receive an annual cash allowance of 25% of salary in lieu of pension. Similar cessations took place in April 2007 and in April 2008 (and will take effect in subsequent years as individuals reach the Lifetime Allowance).

The final salary and money purchase arrangements provide a lump sum life assurance benefit of four times salary, as well as pension benefits for spouses, dependents and qualifying children.

A detailed analysis of Directors' pension entitlements is given in the Report of the Board in relation to remuneration policy and practice in the Annual Report and Accounts 2007.

Andy Hornby, the Chief Executive, will resign from the HBOS Board upon the Scheme becoming effective. Andy Hornby's employment by HBOS will also end at that time. He has waived any payment that might otherwise be due to him as compensation for loss of office or in lieu of notice. Along with the other Directors, he will not be entitled to a bonus for the financial year ending 31 December 2008.

Andy Hornby has agreed in principle to provide his services to Lloyds TSB for a period of time to assist with integration-related matters. The appointment will commence when the Acquisition becomes effective and is terminable on one month's notice by either party. Mr Hornby's consultancy fee is £60,000 per month. The appointment will be reviewed after 3 months and monthly thereafter.

Except as disclosed above, no service contract of an executive director of HBOS has been amended within the six months preceding the date of this document.

There are no other arrangements which are necessary to enable investors to estimate the possible liability of HBOS on early termination of the executive directors' service contracts.

(b) *Non-executive directors of HBOS*

Non-executive directors of HBOS do not have service contracts, but instead (save as set out below in relation to the Chairman) each has a letter of appointment setting out the terms and conditions of his or her appointment:

Name of Director	*Date of Letter of Appointment / Contract*	*Total fees for year ended 31.12.07 (£)*	*Annual fees as at 12.11.08 (£)*	*Salary increases in last 6 months (£)*
Dennis Stevenson[1]	4 July 2000	821,000	845,000	Nil
Richard Cousins[2]	28 February 2007	70,000	101,500	Nil
Sir Ron Garrick[3]	5 April 2005	235,000	265,000	Nil
Anthony Hobson[4]	20 August 2004	221,000	234,000	Nil
Karen Jones[3]	6 February 2006	100,000	137,250	Nil
John E Mack[2]	26 April 2007	66,000	120,000	Nil
Coline McConville[3]	20 August 2004	151,000	197,738	5,198
Kate Nealon[2]	20 August 2004	151,000	132,000	Nil

Notes:

1. Current term expires 30.06.11.
2. Current term expires on the date of the Annual General Meeting to be held in 2010.
3. Current term expires on the date of the Annual General Meeting to be held in 2009.
4. Current term expires on the date of the Annual General Meeting to be held in 2011.

Save as set out below in relation to the Chairman, the non-executive directors are appointed by letter for an initial term of three years. They will usually serve a further three year term. Where the Board is satisfied that it is in the interests of the Group and its shareholders, a non-executive director may be asked to serve a third three year term. Notwithstanding these three yearly terms, appointments of non-executive directors can be terminated at any time on one month's written notice given either by the individual director or by HBOS.

Remuneration for non-executive directors (other than the Chairman) consists solely of fees. There are no short term incentive plans or long term incentive plans or benefits (car or cash in lieu, pension, paid leave, healthcare) for non-executive directors. The base Board membership fee as effective from 01.05.2008 was £70,000 per annum. In addition, fees are paid for serving on committees and for directorships of subsidiaries and joint ventures. The fees of the non-executive directors of HBOS are subject to an annual review with effect from 1 May each year.

Each of the non-executive directors is entitled to a reimbursement for reasonable travel, subsistence or other expenses as may be incurred in attending Board or Committee meetings or otherwise in connection with his or her duties as a non-executive director.

Dennis Stevenson, the Chairman, is appointed by a consultancy agreement between Halifax Group plc and Cloaca Maxima dated 4 July 2000, which terminates on 30 June 2011. The Chairman shall not own more than 3 per cent. of the ordinary shares of any company engaged in the same areas of business as HBOS Group.

If the contract is terminated by the HBOS Group prior to the expiry of the term, contractual compensation equivalent to the fees payable during the balance of the term (subject to a maximum compensation equivalent to one year's fees) may, in certain circumstances, be payable.

The Chairman will resign from the HBOS Board upon the Scheme becoming effective. He has also agreed that his consultancy agreement with HBOS will end at that time. The Chairman has waived any payment that might otherwise be due to him as compensation for loss of office or in lieu of notice, whether under the terms of his consultancy agreement as described above or otherwise. Along with the other Directors, he will not be entitled to a bonus for the financial year ending 31 December 2008.

Except as disclosed above, no letter of appointment of a non-executive director of HBOS has been amended within the six months preceding the date of this document.

Except as disclosed above, there are no service contracts or letters of appointment in force between any director or proposed director with HBOS or the HBOS Group as at the date of this document.

17. Material Contracts in the HBOS Group

The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by members of the HBOS Group during the period from 17 September 2006 (being the date two years prior to the commencement of the Offer Period) and ending on 12 November 2008 (the latest practicable date prior to the posting of this document) and are, or may be, material:

(a) The Implementation Agreement described in paragraph 14 of Part 2 (*Explanatory Statement in connection with the Scheme*) of this document.

(b) HBOS Rights Issue Underwriting Agreement

Under an Underwriting Agreement dated 29 April 2008, HBOS appointed each of Morgan Stanley and Dresdner Bank AG, London branch, on a several basis, as joint underwriter to the HBOS Rights Issue (for the purposes of this summary, the "**Underwriter**") and appointed each of Morgan Stanley and Dresdner Kleinwort as joint sponsor in connection with admission (for the purposes of this summary, the "**Joint Sponsors**").

Whilst the HBOS Rights Issue was completed in accordance with its terms, HBOS gave certain customary representations and warranties to the Underwriters and customary indemnities to the Underwriters and certain persons connected with the Underwriters and Joint Sponsors. The representations, warranties and indemnities given by HBOS are uncapped as to duration and amount.

(c) Placing and Open Offer Agreement entered into with effect from 13 October 2008

HBOS, certain placing agents (the "**HBOS Placing Agents**") and HM Treasury entered into the HBOS Placing and Open Offer Agreement with effect from 13 October 2008, pursuant to which (i) HBOS has agreed to invite Qualifying Shareholders to apply to acquire 7,482,394,366 Open Offer Shares at the Issue Price by way of the Open Offer, (ii) the HBOS Placing Agents were appointed as joint sponsors, joint bookrunners and joint placing agents and have agreed to use reasonable endeavours to procure placees to acquire the Open Offer Shares at not less than the Issue Price on the basis that the Open Offer Shares placed will be subject to clawback to the extent they are taken up under the Open Offer and (iii) HM Treasury has agreed that, to the extent not placed or taken up under the Open Offer, HM Treasury will acquire such Open Offer Shares itself at the Issue Price.

In consideration of its services under the Placing and Open Offer Agreement, HM Treasury will be paid (i) a commission of 0.5 per cent of the aggregate value of the Open Offer Shares at the Issue Price per Open Offer Share payable on the earlier of the issue of the Open Offer Shares and the second business day after the day on which the Placing and Open Offer Agreement is terminated and (ii) a further commission of 1 per cent. of the aggregate value of the Open Offer Shares acquired by placees (including HM Treasury) at the Issue Price per Open Offer Share, payable on the issue of the Open Offer Shares. HBOS will pay all legal and other costs and expenses of HM Treasury and the HBOS Placing Agents and the costs and expenses of HM Treasury's financial advisers incurred in connection with the Placing and Open Offer and the HM Treasury Preference Share Subscription.

HBOS shall also bear all costs and expenses relating to the Placing and Open Offer and the HM Treasury Preference Share Subscription, including (but not limited to) the fees and expenses of its professional advisers, the cost of preparation, advertising, printing and distribution documents to shareholders and all other documents connected with the Placing and Open Offer and the HM Treasury Preference Share Subscription, the registrars' fees, the listing fees of the FSA, any charges by CREST and the fees of the London Stock Exchange as applicable.

The obligations of HM Treasury, Morgan Stanley and Dresdner Kleinwort under the Placing and Open Offer Agreement are subject to certain conditions including, among others:

(i) in the opinion of HM Treasury (acting in good faith) no event having occurred or being reasonably likely to occur which has resulted in or may result in a material adverse change in or affecting the condition (financial, operational, legal or otherwise), profitability, prospects, solvency, business affairs or operations of the HBOS Group, taken as a whole, whether or not arising in the ordinary course of business;

(ii) the Acquisition having been made on terms such that, if the Acquisition becomes effective in accordance with its terms, the Open Offer Shares shall be acquired by Lloyds TSB on terms such that in consideration of the cancellation or transfer of the Open Offer Shares, the holders of Open Offer Shares shall receive ordinary shares in the capital of Lloyds TSB;

(iii) the passing of the resolutions to be proposed at the Court Meeting and the HBOS General Meeting to approve and implement the Acquisition and the Placing and Open Offer and the Scheme having been sanctioned by the Court at the Scheme Court Hearing; and

(iv) the obtaining of all applicable regulatory approvals and authorisations.

HM Treasury is entitled to waive certain conditions in its absolute discretion. HM Treasury may only invoke a condition where HM Treasury does not consider it to be necessary that the arrangements contemplated by the Placing and Open Offer Agreement and by the HMT Preference Share Subscription Agreement proceed to completion in order to maintain the financial stability of the United Kingdom.

HM Treasury may terminate the Placing and Open Offer Agreement in certain specified circumstances, but only where HM Treasury does not consider it to be necessary that the arrangements contemplated by the Placing and Open Offer Agreement and by the HMT Preference Share Subscription Agreement proceed to completion in order to maintain the financial stability of the United Kingdom.

Each of the HBOS Placing Agents may terminate its obligations under the Placing and Open Offer Agreement in certain circumstances. On termination by any HBOS Placing Agent, the Placing and Open Offer Agreement will continue to be in force as between the non-terminating parties.

The proceeds of the Placing and Open Offer are to be used by HBOS for such regulatory capital purposes as may be agreed with HM Treasury, the Bank of England and the Financial Services Authority.

HBOS has given certain customary representations and warranties and indemnities to each of HM Treasury, and the HBOS Placing Agents under the Placing and Open Offer Agreement. The liabilities of HBOS are unlimited as to time and amount.

HBOS has undertaken not to declare or pay any dividend or make any distribution on or in respect of its ordinary shares or set aside any sum to provide for payment of any such dividend or distribution; or redeem, purchase, cancel or otherwise acquire in any way any of its ordinary shares or effect a reduction of its ordinary share capital which involves distribution to holders of the ordinary shares until the HMT Preference Shares are redeemed or repurchased in full.

HBOS has, under the Placing and Open Offer Agreement, undertaken to comply with certain conditions which are discussed in greater detail in Part 6 (*Conditions relating to the Proposed Government Funding*) of this Circular. HM Treasury has committed to enter into discussions with HBOS to clarify the scope and duration of certain such conditions. However, HBOS anticipates that following completion of the Acquisition the conditions relating to the Proposed Government Funding set out in paragraph 6 of Part 7 of this document (and not the conditions set out in Part 6 of this document) will apply to the Enlarged Group.

HM Treasury is entitled to novate its rights and obligations under the Placing and Open Offer Agreement to any entity which is wholly owned, directly or indirectly, by HM Treasury.

(d) HMT Preference Share Subscription Agreement entered into with effect from 13 October 2008

HBOS and HM Treasury entered into the HMT Preference Share Subscription Agreement with effect from 13 October 2008, pursuant to which HM Treasury agreed to acquire and HBOS agreed to allot and issue to HM Treasury, the HMT Preference Shares for a total consideration of £3,000,000,000 (before costs and expenses). HBOS has agreed to pay the costs and expenses of HM Treasury in relation to the negotiation of the HMT Preference Share Subscription Agreement and the subscription for, and allotment and issue of, the HMT Preference Shares (including, without limitation, any stamp duty or stamp duty reserve tax).

Under the HMT Preference Share Subscription Agreement, the HM Treasury Preference Share Subscription is conditional upon the Placing and Open Offer Agreement becoming wholly unconditional in accordance with its terms. Once issued, the HMT Preference Shares will be subject to the HBOS Preference Share Scheme and in accordance with the HBOS Preference Share Scheme will be cancelled in exchange for New Lloyds TSB Preference Shares.

The HMT Preference Shares will pay a fixed non-cumulative dividend of 12 per cent., payable semi-annually in arrear, for the first five years after their issue. Thereafter, they will pay a per annum variable dividend, equal to three month sterling LIBOR plus 7 per cent., payable quarterly in arrear. The payment of such dividends is at the sole discretion of the HBOS Board.

For so long as dividend payments have not been made on the HMT Preference Shares, HBOS may not (subject to certain exceptions) declare or pay dividends or other distributions upon any parity or junior securities, or redeem, purchase or otherwise acquire any such securities. In addition, until the HMT Preference Shares are redeemed or purchased in full, HBOS may not declare or pay any dividend on its ordinary shares or redeem, purchase, cancel or otherwise acquire any of its ordinary shares or effect a reduction of its ordinary share capital which involves a distribution to holders of the ordinary shares.

The HMT Preference Shares do not carry voting rights and holders may not speak at general meetings of HBOS, save in the following limited circumstances:

(i) if a resolution is proposed either varying or abrogating any of the rights and restrictions attached to the HMT Preference Shares or to wind up, or in relation to the winding up of, HBOS (and then in each such case only to speak and vote upon any such resolution); and

(ii) if on the applicable dividend payment date immediately preceding the date of notice of any general meeting of HBOS Shareholders, the dividend on the HMT Preference Shares has not been declared and paid in full, holders of the HMT Preference Shares will be entitled to speak and to vote upon all resolutions proposed at such general meeting. In these circumstances only, the rights of the holders of the HMT Preference Shares to speak and vote will continue until HBOS has resumed the payment in full of dividends on the HMT Preference Shares.

Subject to notifying the FSA and being in compliance with its capital adequacy requirements (to the extent they apply at the time), HBOS has the right to redeem the HMT Preference Shares at the liquidation preference of £1,000 plus accrued dividends, in whole or in part, with effect from the date five years and one day after their issue.

The HMT Preference Shares will be issued credited as fully paid and will rank *pari passu* in all respects with the most senior preference shares then in issue and any other class of shares in issue at the time the HMT Preference Shares are issued pursuant to the HMT Preference Share Subscription Agreement, or subsequently issued and which are expressed to rank equally with the HMT Preference Shares. The HMT Preference Shares rank ahead of the HBOS Shares.

The HMT Preference Share Subscription Agreement is conditional upon, the Placing and Open Offer Agreement described elsewhere herein becoming unconditional in accordance with its terms. In addition, HBOS is giving the same warranties to HM Treasury as are contained in the Placing and Open Offer Agreement. The HMT Preference Share Subscription Agreement will terminate upon termination of the Placing and Open Offer Agreement in accordance with its terms.

HM Treasury is entitled to novate its rights and obligations under the HMT Preference Share Agreement to any entity which is wholly-owned, directly or indirectly, by HM Treasury.

(e) Agreement for the Sale of BankWest and St Andrew's to Commonwealth Bank of Australia

On 8 October 2008, HBOS Australia Pty Ltd (the "**Seller**") and Commonwealth Bank of Australia (the "**Buyer**") entered into a deed (the "**Share Sale Deed")** pursuant to which the Seller has agreed to sell to the Buyer the issued ordinary share capital in each of Bank of Western Australia Ltd ("**BankWest**"), St Andrew's Australia Pty Ltd ("**St Andrew's**") and HBOS Australia Group (Services) Pty Ltd ("**HBOSGS**").

The purchase price (the "**Purchase Price**") for the shares will be AUS$2.1 billion, apportioned as AUS$2.037 billion for the BankWest shares, AUS$63million for the St Andrew's shares and AUS$2 for the HBOSGS. The Purchase Price is subject to adjustment after completion based on the net assets of the group at completion.

Under the terms of the Share Sale Deed, BankWest will also redeem 530,000,000 redeemable preference shares in the capital of BankWest held by HBOS for the sum of AUS$530,000,000 payable to HBOS at completion.

Completion is conditional upon the approval of the Australian Competition and Consumer Commission, the Australian Treasurer and the Australian Prudential Regulatory Authority.

HBOS has guaranteed all of the obligations of the Seller under the Share Purchase Deed. HBOS has also given customary business warranties in favour of the Buyer.

12. Material Contracts of the Lloyds TSB Group

The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by members of the Lloyds TSB Group during the period from 17 September 2006 (being the date two years prior to the commencement of the Offer Period) to 12 November 2008 (the last practicable date prior to the posting of this document) and are or may be material:

(a) The Implementation Agreement described in paragraph 14 of Part 2 (*Explanatory Statement in connection with the Scheme*) of this document.

(b) Lloyds TSB Placing Agreement entered into on 19 September 2008

On 19 September 2008, Lloyds TSB entered into a placing agreement (for the purposes of this summary, the "**Placing Agreement**") with Citigroup Global Markets U.K. Equity Limited and Merrill Lynch (for the purposes of this summary, the "**Managers**"), under which the Managers agreed, as agents for Lloyds TSB, to use their reasonable endeavours to procure by way of placing subscribers for 284,400,000 new ordinary shares of 25 pence each in Lloyds TSB at a price of 270 pence per share (for the purposes of this summary, the "**Placing**"). The Managers agreed that, to the extent that they were unable to procure placees to subscribe for the shares, the Managers themselves would subscribe for such shares.

The Placing Agreement provided for the payment by Lloyds TSB to the Managers of a commission of 1.0 per cent. of the aggregate proceeds of the Placing, together with any VAT payable thereon. Lloyds TSB also agreed to pay all other costs, charges and expenses of, or incidental to, the Placing Agreement, the Placing, the allotment and issue of new ordinary shares in Lloyds TSB, including the listing fees payable to the UK Listing Authority, the fees of the London Stock Exchange, printing costs, registrars' fees, Lloyds TSB's legal expenses, the Managers' reasonable out-of-pocket expenses, and all related irrecoverable VAT, if applicable.

The Placing Agreement contains certain representations, warranties and indemnities by Lloyds TSB in favour of the Managers. Lloyds TSB has agreed that, for a period of 90 days following the settlement date of the placing, it will not issue any new ordinary shares and certain other instruments (other than, *inter alia*, new Lloyds TSB ordinary shares for the purposes of the Acquisition) without the prior consent of the Managers.

(c) Lloyds TSB Placing and Open Offer Agreement

Pursuant to a placing and open offer agreement effective as of 13 October 2008 entered into between Lloyds TSB, HM Treasury and certain placing agents (the "**Lloyds TSB Placing Agents**"), (i) Lloyds TSB has agreed to invite qualifying shareholders to apply to acquire Lloyds TSB Open Offer Shares at an issue price of 173.3 pence per share by way of the Lloyds TSB Open Offer, (ii) the Lloyds TSB Placing Agents were appointed as joint sponsors and joint bookrunners and have agreed to use reasonable endeavours to procure placees to acquire the Lloyds TSB Open Offer Shares to be issued pursuant to the Lloyds TSB Open Offer at not less than 173.3 pence per share on the basis that the Lloyds TSB Open Offer Shares placed will be subject to clawback to the extent they are taken up under the Lloyds TSB Open Offer and (iii) HM Treasury has agreed that, to the extent not placed or taken up under the Lloyds TSB Open Offer, HM Treasury will acquire such Lloyds TSB Open Offer Shares itself at the issue price of 173.3 pence per Lloyds TSB Open Offer Share.

In consideration of its services under the Lloyds TSB Placing and Open Offer Agreement, HM Treasury will be paid (i) a commission of 0.5 per cent of the aggregate value of the Lloyds TSB Open Offer Shares to be issued under the Lloyds TSB Open Offer at the issue price of 173.3 pence per Lloyds TSB Open Offer Share payable on the earlier of Admission of the Lloyds TSB Open Offer Shares and the second business day after the day on which the Lloyds TSB Placing and Open Offer Agreement is terminated and (ii) a further commission of 1 per cent. of the aggregate value of the Lloyds TSB Open Offer Shares acquired by placees (including HM Treasury) at the issue price of 173.3 pence per Lloyds TSB Open Offer Share, payable on Admission of the Lloyds TSB Open Offer Shares. Lloyds TSB will pay all legal and other costs and expenses of HM Treasury and the Lloyds TSB Placing Agents and the costs and expenses of HM Treasury's financial advisers incurred in connection with the Lloyds TSB Placing and the Lloyds TSB Open Offer and the issue by Lloyds TSB to HM Treasury of the Lloyds TSB HMT Preference Shares (as defined in sub-paragraph (d) below) pursuant to the Lloyds TSB Preference Share Subscription Agreement (as defined in sub-paragraph (d) below). HM Treasury is entitled to deduct its commissions and expenses from any payment made in acquiring any Open Offer Shares.

Lloyds TSB shall also bear all costs and expenses relating to the Lloyds TSB Placing and Open Offer and the issue by Lloyds TSB to HM Treasury of new preference shares including (but not limited to) the fees and expenses of its professional advisers, the cost of preparation, advertising, printing and distribution of the Lloyds TSB Circular, the Lloyds TSB Prospectus and all other documents connected with the Lloyds TSB Placing and Open Offer and the issue by Lloyds TSB to HM Treasury of the Lloyds TSB HMT Preference Shares, the listing fees of the FSA and other FSA fees, any charges by CREST and the fees of the London Stock Exchange.

The obligations of HM Treasury and the Lloyds TSB Placing Agents under the Lloyds TSB Placing and Open Offer Agreement are subject to certain conditions including, among others:

(i) Admission of the Lloyds TSB Open Offer Shares and Admission of the Lloyds TSB HMT Preference Shares becoming effective by not later than 8.00 a.m. on 19 January 2009 (or such later time and date as HM Treasury may agree);

(ii) the obtaining or waiver of such regulatory approvals, authorisations and consents as may be required as a consequence of the activities contemplated by the Lloyds TSB Placing and Open Offer Agreement and the Lloyds TSB Preference Share Subscription Agreement;

(iii) there having occurred or being reasonably likely to occur, in the opinion of HM Treasury (acting in good faith), no event which has resulted or may result in a material adverse change in or affecting the condition (financial, operational, legal or otherwise), profitability, prospects, solvency, business affairs or operations of the Lloyds TSB Group taken as a whole, whether or not arising in the ordinary course of business;

(iv) the Acquisition having been announced on terms such that, if the Acquisition becomes effective in accordance with its terms, the HBOS Shares shall be acquired by Lloyds TSB on terms such that, in consideration of the cancellation or transfer of the HBOS Shares it has acquired pursuant to the Placing and Open Offer, HM Treasury (or its nominee) shall receive Lloyds TSB Shares;

(v) the Acquisition being subject only to those conditions which are required for implementation, specifically the requisite shareholder approval, court approval of the Scheme, regulatory clearances without which the Acquisition may not be implemented and the listing and admission of the New Lloyds TSB Shares; and

(vi) (a) resolutions 1 and 3 (as set out in the notice convening the Lloyds TSB General Meeting) having been approved by Lloyds TSB Shareholders and the resolutions necessary to implement the Acquisition having been approved by HBOS Shareholders; (b) the Scheme Court Hearing (but not the Reduction Court Hearing) having been held and the Scheme Court Order having been made; and (c) the Placing and Open Offer Agreement not having terminated in accordance with its terms prior to the Scheme Court Hearing having been held and the Scheme Court Order having been made.

Certain of the conditions in the Lloyds TSB Placing and Open Offer Agreement may be waived by HM Treasury in its sole discretion. However, the condition described in sub-paragraph (vi) above is, among others, not capable of waiver by HM Treasury.

HM Treasury may terminate the Lloyds TSB Placing and Open Offer Agreement where a condition is not satisfied (or, where permitted, waived). However, HM Treasury shall only invoke such a termination right if it does not consider it to be necessary that the arrangements contemplated by the Lloyds TSB Placing and Open Offer Agreement proceed to completion in order to maintain the financial stability of the United Kingdom. On a termination event arising, the Lloyds TSB Placing Agents are not entitled to terminate the Lloyds TSB Placing and Open Offer Agreement but may resign their role as sponsor.

Each of the Lloyds TSB Placing Agents may terminate its obligations under the Lloyds TSB Placing and Open Offer Agreement in certain circumstances at any point up to Admission of the Lloyds TSB Open Offer Shares. On termination by any Lloyds TSB Placing Agent, the Lloyds TSB Placing and Open Offer Agreement will continue to be in force as between the non-terminating parties.

The proceeds of the Lloyds TSB Placing and Open Offer are to be used by Lloyds TSB for such regulatory capital purposes as may be agreed with HM Treasury, the Bank of England and the Financial Services Authority.

Lloyds TSB has given and will give certain representations and warranties and indemnities in relation to Lloyds TSB and HBOS to each of HM Treasury and the Lloyds TSB Placing Agents, under the Lloyds TSB Placing and Open Offer Agreement. The liabilities of Lloyds TSB are unlimited as to time and amount.

Lloyds TSB has, under the Lloyds TSB Placing and Open Offer Agreement, undertaken to comply with certain conditions which are discussed in greater detail in paragraph 6 of Part 7 (*Further information on Lloyds TSB*) of this document. HM Treasury has committed to enter into discussions with Lloyds TSB to clarify the scope and duration of certain of such conditions.

HM Treasury is entitled to novate its rights and obligations under the Lloyds TSB Placing and Open Offer Agreement to any entity which is wholly owned, directly or indirectly, by HM Treasury.

(d) Lloyds TSB Preference Share Subscription Agreement entered into with effect from 13 October 2008

Lloyds TSB and HM Treasury entered into the preference share subscription agreement (for the purposes of this summary, the "**Lloyds TSB Preference Share Subscription Agreement**"), with effect from 13 October 2008, pursuant to which HM Treasury agreed to acquire, and Lloyds TSB agreed to allot and issue to HM Treasury, new preference shares in the share capital of Lloyds TSB (for the purposes of this summary, the "**Lloyds TSB HMT Preference Shares**") for a total consideration of £1,000,000,000 (before costs and expenses). Lloyds TSB and HM Treasury have agreed that applications will be made to the UKLA for the Lloyds TSB HMT Preference Shares to be admitted to the Official List and to the London Stock Exchange for the Lloyds TSB HMT Preference Shares to be admitted to trading on the London Stock Exchange's Regulated Market. The Lloyds TSB HMT Preference Shares will be cleared through CREST. Lloyds TSB has agreed to pay the costs and expenses of HM Treasury in relation to the negotiation of the Lloyds TSB Preference Share Subscription Agreement and the subscription for, and allotment and issue of, the Lloyds TSB HMT Preference Shares (including, without limitation, any stamp duty or stamp duty reserve tax).

Under the Lloyds TSB Preference Share Subscription Agreement, the issue of Lloyds TSB HMT Preference Shares is conditional upon the Lloyds TSB Placing and Open Offer Agreement becoming unconditional in accordance with its terms.

The Lloyds TSB HMT Preference Shares will pay a fixed non-cumulative dividend of 12 per cent., payable semi-annually in arrear, for the first five years after their issue. Thereafter, they will pay a variable dividend, equal to three month sterling LIBOR plus 7 per cent., payable quarterly in arrear. The payment of such dividends is at the sole discretion of the Lloyds TSB Board.

For long as dividend payments have not been made on the Lloyds TSB HMT Preference Shares, Lloyds TSB may not (subject to certain exceptions) declare or pay dividends or other distributions upon any parity or junior securities, or redeem, purchase or otherwise acquire any such securities. In addition, until the Lloyds TSB HMT Preference Shares are redeemed or repurchased in full, Lloyds TSB may not declare or pay any dividend on its ordinary shares or redeem, purchase, cancel or otherwise acquire any of its ordinary shares or effect a reduction of its ordinary share capital which involves a distribution to holders of the ordinary shares.

The Lloyds TSB HMT Preference Shares do not carry voting rights, and holders may not speak at general meetings of Lloyds TSB, save for in the following limited circumstances.

(i) if a resolution is proposed either varying or abrogating any of the rights and restrictions attached to the Lloyds TSB HMT Preference Shares or to wind up, or in relation to the winding up of, Lloyds TSB (and then in each such case only to speak and vote upon any such resolution); and

(ii) if on the applicable dividend payment date immediately preceding the date of notice of any general meeting of Lloyds TSB Shareholders, the dividend on the Lloyds TSB HMT Preference Shares has not been declared and paid in full, holders of the Lloyds TSB HMT Preference Shares will be entitled to speak and to vote upon all resolutions proposed at such general meeting. In these circumstances only, the rights of the holders of the Lloyds TSB HMT Preference Shares to speak and vote will continue until Lloyds TSB has resumed the payment in full of dividends on the Lloyds TSB HMT Preference Shares.

Subject to notifying the FSA and being in compliance with its capital adequacy requirements (to the extent they apply at the time), Lloyds TSB has the right to redeem the Lloyds TSB HMT Preference Shares at the liquidation preference of £1,000 plus accrued dividends, in whole or in part, with effect from the date five years and one day after their issue.

The Lloyds TSB HMT Preference Shares will be issued credited as fully paid and will rank *pari passu* in all respects with the most senior preference shares then in issue and any other class of shares in issue at the time the Lloyds TSB HMT Preference Shares are issued pursuant to the Lloyds TSB Preference Share Subscription Agreement, or subsequently issued and which are expressed to rank equally with the Lloyds TSB HMT Preference Shares. The Lloyds TSB HMT Preference Shares rank ahead of the Lloyds TSB Shares.

The Lloyds TSB Preference Share Subscription Agreement is conditional upon the Lloyds TSB Placing and Open Offer Agreement described elsewhere herein becoming unconditional in accordance with its terms. In addition, Lloyds TSB is giving the same warranties to HM Treasury as are contained in the Lloyds TSB Placing and Open Offer Agreement. The Lloyds TSB Preference Share Subscription Agreement will terminate upon termination of the Lloyds TSB Placing and Open Offer Agreement in accordance with its terms. HM Treasury is entitled to novate its rights and obligations under the Lloyds TSB Preference Share Subscription Agreement to any entity which is wholly-owned, directly or indirectly, by HM Treasury.

13. Material Changes

(a) Save as disclosed in this document, there has been no material change in any information previously published by, or on behalf of, HBOS during the Offer Period.

(b) Save for the £4 billion net cash proceeds raised by HBOS in its rights issue in July 2008 and save as disclosed in Part 9 (*HBOS Group Interim Financial Statements and Interim Management Statement*) and paragraph 5 of Part 1 (*Letter from the Chairman of HBOS*) of this document, there has been no material change in the financial or trading position of HBOS since 31 December 2007, being the date to which the latest audited financial statements of HBOS were prepared.

(c) Save (i) as disclosed in Part 10 (*Lloyds TSB Group Interim Financial Statements*), (ii) a further deterioration in insurance volatility during October, and (iii) as disclosed in the third paragraph of the section headed 'Strong relationship banking growth in Wholesale and International Banking', the third paragraph of the section headed 'In a difficult economic environment, asset quality remains satisfactory' and the section headed 'Insurance volatility' in paragraph 2(g) of Part 7 (*Further Information on Lloyds TSB*) of this document, there has been no material change in the financial or trading position of the Lloyds TSB Group since 31 December 2007, being the date to which the latest audited financial statements of Lloyds TSB were prepared.

14. Consents

(a) Morgan Stanley has given, and not withdrawn, its written consent to the issue of this document with the inclusion of the letter set out in Part 2 (*Explanatory Statement in connection with the Scheme*) of this document and the references to its name in the form and in the context in which it appears.

(b) Dresdner Kleinwort has given, and not withdrawn, its written consent to the issue of this document with the inclusion of the letter set out in Part 2 (*Explanatory Statement in connection with the Scheme*) of this document and the references to its name in the form and in the context in which it appears.

(c) Citi has given, and not withdrawn, its written consent to the inclusion of the references in this document to its name in the form and context in which it appears.

(d) Merrill Lynch has given, and not withdrawn, its written consent to the inclusion of the references in this document to its name in the form and context in which it appears.

(e) UBS has given, and not withdrawn, its written consent to the inclusion of the references in this document to its name in the form and context in which it appears.

(f) Lazard has given, and not withdrawn, its written consent to the inclusion of references in this document to its name in the form and context in which it appears.

15. Sources and Bases of Information

In this document, unless otherwise stated or the context requires, the following sources and bases of certain information and calculations have been used:

(a) Financial information

(i) The financial information relating to Lloyds TSB has been extracted from its audited consolidated annual accounts for the 12 month period ended 31 December 2007, and from the unaudited consolidated interim financial statements for the six month period ended 30 June 2008, both of which are prepared in accordance with IFRS.

(ii) The financial information relating to HBOS has been extracted from the audited consolidated annual accounts for the 12 month period ended 31 December 2007 and from unaudited interim financial statements for the six month period ended 30 June 2008, both of which are prepared in accordance with IFRS.

(b) Price of HBOS Shares or Lloyds TSB Shares

The price of HBOS Shares or Lloyds TSB Shares on any particular date is, unless otherwise stated, the official closing mid-market price on the London Stock Exchange at close of business on such date, derived from the Daily Official List.

(c) Issued share capital of HBOS

On 16 September 2008 (the last trading day prior to commencement of the Offer Period), HBOS had 5,406,574,275 HBOS Shares in issue (including HBOS Shares held by certain subsidiaries).

On 12 November 2008, (the latest practicable trading day prior to the posting of this document), HBOS had 5,406,574,275 HBOS Shares in issue (including HBOS Shares held by certain subsidiaries).

The HBOS Directors beneficially held 3,593,433 HBOS Shares on 12 November 2008, (the latest practicable trading day prior to the posting of this document).

16. Documents on Display

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturday, Sunday and UK public holidays excepted) at the offices of HBOS plc, The Mound, Edinburgh, EH1 1YZ, United Kingdom, and at the offices of Allen & Overy LLP, One Bishops Square, London E1 6AD from the date of this document up to and including the Effective Date:

(a) the HBOS memorandum and articles of association, and the form of HBOS articles of association as proposed to be amended at the HBOS General Meeting;

(b) the Lloyds TSB memorandum and articles of association;

(c) the audited consolidated financial statements of HBOS for the three years ended 31 December 2007;

(d) the unaudited consolidated financial statements of HBOS for the six months ended 30 June 2008;

(e) the audited consolidated financial statements of Lloyds TSB for the three years ended 31 December 2007;

(f) the unaudited consolidated financial statements of Lloyds TSB for the six months ended 30 June 2008;

(g) the service agreements and letters of appointment referred to in paragraph 10 of this Part 13;

(h) the written consents referred to in paragraph 14 of this Part 13;

(i) the contracts referred to in paragraph 11 and 12 of this Part 13;

(j) a full list of the dealings where the Panel has given consent to aggregation of dealings; and

(k) this document and the Forms of Proxy and the Forms of Direction.

17. Source of HM Treasury funding

HM Treasury will fund any acquisition of HBOS Shares through central government debt and cash management operations.

14 November 2008

DEFINITIONS

The following definitions apply throughout this document unless the context otherwise requires:

"A Ordinary Shares"	means the A ordinary shares of 25 pence each in the capital of HBOS, as created on the reclassification of HBOS share capital pursuant to the Scheme Special Resolution and the Scheme, and **"A Ordinary Share"** means any one of them;
"Acquisition"	means the proposed acquisition by Lloyds TSB of HBOS by means of the Scheme;
"Admission"	means the admission of the New Lloyds TSB Shares to the Official List, in accordance with the Listing Rules, and the admission of the New Lloyds TSB Shares to trading on the London Stock Exchange's main market for listed securities in accordance with the Admission and Disclosure Standards of the London Stock Exchange;
"Admission and Disclosure Standards"	means the requirements contained in the publication "Admission and Disclosure Standards" (as amended from time to time) containing, amongst other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's main market for listed securities;
"ADS Voting Instruction Card"	means the voting instruction card for use by registered HBOS ADS Holders in connection with the Meetings;
"ADS Voting Record Time"	means 5.00 p.m. on 10 November 2008;
"Announcement"	means the announcement issued pursuant to Rule 2.5 of the Takeover Code released by Lloyds TSB and HBOS on 18 September 2008;
"AUS$"	means the lawful currency of the Commonwealth of Australia;
"Authorisations"	means authorisations, orders, directions, rules, grants, recognitions, determinations, confirmations, consents, licences, clearances, certificates, permissions or approvals and **"Authorisation"** means any one of them;
"B Ordinary Shares"	means the B ordinary shares of 25 pence each in the capital of HBOS, as created on the reclassification of HBOS share capital pursuant to the Scheme Special Resolution and the Scheme, and **"B Ordinary Share"** means any one of them;
"Business Day"	means a day (excluding Saturdays, Sundays and public holidays in the United Kingdom) on which banks are generally open for business in London and Edinburgh;
"CAN$"	means the lawful currency of Canada;
"Capital Raising"	means the proposed Placing and Open Offer and the HM Treasury Preference Share Subscription;
"Capital Raising Resolutions"	means the resolutions numbered 1 and 2 to be proposed at the HBOS General Meeting in connection with the Capital Raising;
"Capital Reduction"	means the proposed reduction of share capital of HBOS pursuant to the Scheme;
"Certificated Holders"	means HBOS Shareholders on the Register of Members who hold HBOS Shares in certificated form at the Scheme Record Time and **"Certificated Holder"** means any one of them;
"Citi"	means Citigroup Global Markets Limited;
"Closing Price"	means the closing middle-market quotations of an HBOS Share or a Lloyds TSB Share as derived from the Daily Official List (as the context requires);
"Companies Act"	means the Companies Act 2006 (as amended);
"Competition Commission"	means the body corporate known as the Competition Commission as established under section 45 of the Competition Act 1998, as amended;
"Computershare"	means Computershare Investor Services PLC;
"Conditions"	means the conditions to the implementation of the Scheme and the Acquisition set out in Part 3 (*Conditions to the Implementation of the Scheme and the Acquisition*) of this document and **"Condition"** means any one of them;
"Court"	means the Court of Session in Edinburgh, Scotland;
"Court Hearings"	means the Scheme Court Hearing and the Reduction Court Hearing;

"Court Meeting"	means the meeting of Scheme Shareholders as convened by order of the Court under section 896 of the Companies Act to be held on 12 December 2008 at 10.00 a.m., and any adjournment thereof, notice of which is set out at Part 17 (*Notice of Court Meeting*) of this document;
"Court Orders"	means the Scheme Court Order and the Reduction Court Order;
"CREST Manual"	means the rules governing the operation of CREST, consisting of the CREST Reference Manual, CREST International Manual, CREST Central Counterparty Service Manual, CREST Rules, Registrars Service Standards, Settlement Discipline Rules CCSS Operations Manual, Daily Timetable, CREST Application Procedure and CREST Glossary of Terms (all as defined in the CREST Glossary of Terms);
"CREST Regulations"	means the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755);
"CREST Requirements"	means the requirements of Euroclear UK & Ireland applicable to the relevant issuer, user or participant in CREST, as described in the CREST Glossary of terms issued by Euroclear UK & Ireland;
"CREST"	means a relevant system (as defined in the CREST Regulations) in respect of which Euroclear UK & Ireland is operator (as defined in the CREST Regulations);
"Daily Official List"	means the daily official list of the London Stock Exchange;
"Deferred Share"	one unissued ordinary share of 25 pence in the share capital of HBOS that is to be reclassified as a non-voting deferred share of 25 pence and issued to Lloyds TSB prior to the Scheme Record Date;
"Disclosure and Transparency Rules"	means the disclosure and transparency rules made by the UK Listing Authority under Part VI of the FSMA;
"Dresdner Kleinwort"	means Dresdner Kleinwort Limited;
"Effective Date"	means the date on which the Scheme becomes effective in accordance with its terms;
"Enlarged Group"	means the combined Lloyds TSB Group and HBOS Group from the Effective Date;
"Enlarged Group HMT Preference Shares"	means the Lloyds TSB HMT Preference Shares to be issued by Lloyds TSB to HM Treasury and the Lloyds TSB 12% Preference Shares and "**Enlarged Group HMT Preference Share**" means any one of them;
"Enlarged HBOS Issued Share Capital"	means the HBOS Shares which are expected to be in issue immediately following the completion of the Placing and Open Offer;
"Euroclear UK & Ireland"	means Euroclear UK & Ireland Limited (previously CRESTCo Limited);
"Excess Application Facility"	means the arrangement pursuant to which Qualifying Shareholders may apply for Open Offer Shares in excess of their Open Offer Entitlements;
"Exchange Ratio"	means the ratio of 0.605 of a New Lloyds TSB Share for every 1 HBOS Share;
"Existing HBOS Shares"	means the HBOS Shares in issue as at the Open Offer Record Date and "**Existing HBOS Share**" measn any one of them;
"Explanatory Statement"	means this document and in particular Part 2 (*Explanatory Statement in connection with the Scheme*) of this document which has been prepared in accordance with section 897 of the Companies Act;
"Forms of Direction"	means the blue forms of direction for use by HBOSSA Participants, Halifax Share Dealing Account Participants and HBOS Share ISA Participants in connection with the Court Meeting and the white forms of direction for use by HBOSSA Participants, Halifax Share Dealing Account Participants and HBOS Share ISA Participants in connection with the HBOS General Meeting and "**Form of Direction**" means any one of them;
"Forms of Proxy"	means the blue forms of proxy for use by HBOS Shareholders in connection with the Court Meeting and the white forms of proxy for use by HBOS Shareholders in connection with the HBOS General Meeting and "**Form of Proxy**" means any one of them;
"FSA"	means the Financial Services Authority of the United Kingdom;
"FSMA"	means the Financial Services and Markets Act 2000;
"Halifax Share Dealing Account"	means the Halifax Share Dealing Account, the company shareholder account managed by Halifax Share Dealing Limited;
"Halifax Share Dealing Account Participants"	means persons whose HBOS Shares are held in the Halifax Share Dealing Account and "**Halifax Share Dealing Account Participant**" means any one of them;
"HBOS"	means HBOS plc;
"HBOS 9¼% Preference Shares"	means the 9¼% non-cumulative irredeemable preference shares of £1 each in the capital of HBOS;

"HBOS $9\frac{3}{4}$% Preference Shares"	means the $9\frac{3}{4}$% non-cumulative irredeemable preference shares of £1 each in the capital of HBOS;
"HBOS 6.0884% Preference Shares"	means the 6.0884% non-cumulative preference shares of £1 each in the capital of HBOS;
"HBOS 6.475% Preference Shares"	means the 6.475% non-cumulative preference shares of £1 each in the capital of HBOS;
"HBOS 6.3673% Preference Shares"	means the 6.3673% fixed-to-floating non-cumulative preference shares of £1 each in the capital of HBOS;
"HBOS 6.413% Preference Shares"	means the 6.413% non-cumulative callable fixed-to-floating rate Series 'A' preference shares of US$1 each in the capital of HBOS;
"HBOS 5.92% Preference Shares"	means the 5.92% non-cumulative callable fixed-to-floating rate series 'B' preference shares of US$1 each in the capital of HBOS;
"HBOS 6.657% Preference Shares"	means the 6.657% non-cumulative callable preference shares of US$1 each in the capital of HBOS;
"HBOS 12% Preference Shares"	means the 12% fixed-to-floating callable non-cumulative preference shares of £1 each in the capital of HBOS;
"HBOS ADS Holder"	means holders of HBOS ADSs;
"HBOS ADSs"	means the American Depositary Shares of HBOS, each representing one HBOS Share;
"HBOS Annual Report and Accounts"	means the annual report and accounts (including the audited consolidated financial statements) of HBOS for the financial year ended 31 December 2007;
"HBOS Articles"	means the articles of association of HBOS in force from time to time;
"HBOS Board"	means the board of directors of HBOS;
"HBOS Deposit Agreement"	means the deposit agreement, dated 18 October 2006, between HBOS, The Bank of New York Mellon, as depositary, and the owners and beneficial owners of HBOS ADSs issued thereunder (as amended or restated);
"HBOS Depositary"	means the depositary of the HBOS Shares underlying the HBOS ADSs, being The Bank of New York Mellon;
"HBOS Directors"	means the directors of HBOS whose names are set out in paragraph 2 of Part 13 (*Additional Information*) of this document;
"HBOS General Meeting"	means the general meeting of HBOS to be held on 12 December 2008 at 10.10 a.m., and any adjournment thereof, notice of which is set out in Part 18 (*Notice of HBOS General Meeting*) of this document;
"HBOS Group"	means HBOS and its subsidiary undertakings from time to time;
"HBOS Nominees"	means each of Halifax Nominees Limited, HSDL Nominees Limited and Halifax Investment Services Limited and "**HBOS Nominee**" means any one of them;
"HBOS Preference ADSs"	means the American Depositary Shares representing various classes of HBOS Preference Share as more fully described in the HBOS Preference Share Scheme document;
"HBOS Preference Scheme Record Time"	means 6.00 p.m (London time) on the Business Day immediately prior to the hearing at which the court's confirmation of the reductions of capital provided for by the HBOS Preference Share Scheme will be sought under section 137 of the Companies Act 1985;
"HBOS Preference Scheme Voting Record Time"	means 6.00 p.m. (London time) on the day which is two days before the HBOS Preference Share Court Meetings or, if any of the HBOS Preference Share Court Meetings are adjourned, 6.00 p.m. on the day which is two days before the date of such adjourned meeting(s);
"HBOS Preference Share Court Meetings"	means the meetings of HBOS Preference Shareholders as convened by order of the Court under section 896 of the Companies Act to be held on 12 December 2008 at 12 noon, and any adjournment thereof, in connection with the HBOS Preference Share Scheme;
"HBOS Preference Shareholders"	means the registered holders of HBOS Preference Shares and "**HBOS Preference Shareholder**" means any one of them;
"HBOS Preference Share Reduction Special Resolutions"	means the resolutions numbered 5 to 13 to be proposed at the HBOS General Meeting in connection with the implementation of the HBOS Preference Share Scheme;
"HBOS Preference Shares"	means the HBOS $9\frac{1}{4}$% Preference Shares, the HBOS $9\frac{3}{4}$% Preference Shares, the HBOS 6.0884% Preference Shares, the HBOS 6.475% Preference Shares, the HBOS 6.3673% Preference Shares, the HBOS 6.413% Preference Shares, the HBOS 5.92% Preference Shares, the HBOS 6.657% Preference Shares and the HBOS 12% Preference Shares and "**HBOS Preference Share**" means any one of them;

"HBOS Preference Share Scheme"	means the proposed scheme of arrangement under sections 895 to 899 of the Companies Act between HBOS and HBOS Preference Shareholders as specified therein (with or subject to any modification thereof or addition thereto or condition agreed by HBOS and Lloyds TSB and which the Court may think fit to approve or impose), which is included in the HBOS Preference Share Scheme Document and particulars of which are set out in Part 4 of this document;
"HBOS Preference Share Scheme Conditions"	means the conditions to the implementation of the HBOS Preference Share Scheme as set out in the HBOS Preference Share Scheme Document and particulars of which are set out in paragraph 4 of Part 4 of this document;
"HBOS Preference Share Scheme Document"	means the document to be posted to HBOS Preference Shareholders containing, amongst other matters, the Preference Share Scheme;
"HBOS Preference Share Scheme Resolutions"	means the resolution numbered 4 and the HBOS Preference Share Reduction Special Resolutions to be proposed at the HBOS General Meeting in connection with the implementation of the HBOS Preference Share Scheme;
"HBOS Prospectus"	the prospectus expected to be issued by HBOS in connection with the Placing and Open Offer on or around 18 November 2008;
"HBOSSA Participants"	means persons whose HBOS Shares are held in the HBOS Shareholder Account and "**HBOSSA Participant**" means any one of them;
"HBOS Share Award Schemes"	means the HBOS plc International Free Shares Plan the HBOS plc Long Term Executive Bonus Plan, the HBOS plc Special Long Term Bonus Plan and "**HBOS Share Award Scheme**" means any one of them;
"HBOS Share Capital Change"	means (i) any change to HBOS's share capital, other than any HBOS Shares or HBOS Preference Shares issued pursuant to any HBOS Share Scheme or pursuant to the Capital Raising, or (ii) the making of any distribution by HBOS whether in cash or otherwise;
"HBOS Share ISA"	means the HBOS Share Individual Savings Account operated by Halifax Investment Services Limited;
"HBOS Share ISA Participants"	means persons whose HBOS Shares are held in the HBOS Share ISA and "**HBOS Share ISA Participant**" means any one of them;
"HBOS Share Option Schemes"	means the HBOS plc Sharesave Plan 2001, the HBOS plc International Sharesave Plan 2001, the HBOS plc Inland Revenue Approved Employee Share Option Plan 2002, the Bank of Scotland 1995 Executive Stock Option Scheme, the Bank of Scotland 1996 Executive Stock Option Scheme and the HBOS St James's Place Partners Share Option Scheme, and "**HBOS Share Option Scheme**" means any one of them;
"HBOS Share Schemes"	means the HBOS Share Option Schemes, the HBOS Share Award Schemes, the HBOS plc Australian Free Shares Plan, the HBOS plc Annual Bonus Plan, the HBOS plc Share Incentive Plan, the HBOS plc Approved Profit Sharing Scheme, the ICC Bank Employee Share Ownership Trust, the ICC Bank Approved Profit Share Scheme and the Insight Investment Management Share Option Plan and "**HBOS Share Scheme**" means any one of them;
"HBOS Shareholder Account" or **"HBOSSA"**	means the HBOS Shareholder Account, the company shareholder account managed by Halifax Nominees Limited;
"HBOS Shareholders"	means the registered holders of HBOS Shares and "**HBOS Shareholder**" means any one of them;
"HBOS Shares"	means issued ordinary shares of 25 pence each in the capital of HBOS and "**HBOS Share**" means any one of them;
"HMRC"	means HM Revenue and Customs in the United Kingdom;
"HM Treasury"	means the Commissioners of Her Majesty's Treasury (or, where HM Treasury has nominated a nominee to acquire any shares which HM Treasury would otherwise be obliged to acquire, such nominee);
"HMT Preference Share Subscription Agreement"	means the subscription agreement entered into with effect from 13 October 2008 between HBOS and HM Treasury more particularly described in paragraph 11(d) or Part 13 (*Additional Information*) of this document;
"HMT Preference Shares"	means the HBOS 12% Preference Shares to be issued and allotted to HM Treasury under the terms of the HMT Preference Shares Subscription Agreement, as more particularly described in paragraph 4 of Part 5 (*The Capital Raising*) of this document, and "**HMT Preference Share**" means any one of them;

"HM Treasury Preference Share Subscription"	means the subscription by HM Treasury for the HMT Preference Shares on the terms of the HMT Preference Share Subscription Agreement;
"IFRS"	means International Financial Reporting Standards;
"Implementation Agreement"	means the agreement dated 18 September 2008 between HBOS and Lloyds TSB in relation to the Acquisition and as amended and restated on 13 October 2008;
"Issue Price"	means 113.6 pence per Open Offer Share;
"Lazard"	means Lazard & Co., Limited;
"Listing Rules"	means the Listing Rules of the UK Listing Authority;
"Lloyds TSB"	means Lloyds TSB Group plc;
"Lloyds TSB $9\frac{1}{4}$% Preference Shares"	means the $9\frac{1}{4}$% non-cumulative irredeemable preference shares of £0.25 each in the capital of Lloyds TSB proposed to be issued in accordance with the HBOS Preference Share Scheme;
"Lloyds TSB $9\frac{3}{4}$% Preference Shares"	means the $9\frac{3}{4}$% non-cumulative irredeemable preference shares of £0.25 each in the capital of Lloyds TSB proposed to be issued in accordance with the HBOS Preference Share Scheme;
"Lloyds TSB 6.0884% Preference Shares"	means the 6.0884% non-cumulative preference shares of £0.25 each in the capital of Lloyds TSB proposed to be issued in accordance with the HBOS Preference Share Scheme;
"Lloyds TSB 6.475% Preference Shares"	means the 6.475% non-cumulative preference shares of £0.25 each in the capital of Lloyds TSB proposed to be issued in accordance with the HBOS Preference Share Scheme;
"Lloyds TSB 6.3673% Preference Shares"	means the 6.3673% fixed-to-floating non-cumulative preference shares of £0.25 each in the capital of Lloyds TSB proposed to be issued in accordance with the HBOS Preference Share Scheme;
"Lloyds TSB 6.413% Preference Shares"	means the 6.413% non-cumulative callable fixed-to-floating rate Series 'A' preference shares of US$0.25 each in the capital of Lloyds TSB proposed to be issued in accordance with the HBOS Preference Share Scheme;
"Lloyds TSB 5.92% Preference Shares"	means the 5.92% non-cumulative callable fixed-to-floating rate series 'B' preference shares of US$0.25 each in the capital of Lloyds TSB proposed to be issued in accordance with the HBOS Preference Share Scheme;
"Lloyds TSB 6.657% Preference Shares"	means the 6.657% non-cumulative callable preference shares of US$0.25 each in the capital of Lloyds TSB proposed to be issued in accordance with the HBOS Preference Share Scheme;
"Lloyds TSB 12% Preference Shares"	means the 12% fixed-to-floating callable non-cumulative preference shares of £0.25 each in the capital of Lloyds TSB proposed to be issued in accordance with the HBOS Preference Share Scheme;
"Lloyds TSB ADSs"	means the American Depositary Shares of Lloyds TSB, each representing four Lloyds TSB Shares and "**Lloyds TSB ADS**" means any one of them;
"Lloyds TSB Board"	means the board of directors of Lloyds TSB;
"Lloyds TSB Circular"	means the circular to Lloyds TSB Shareholders dated 3 November 2008 in connection with, *inter alia*, the Acquisition and the Lloyds TSB Placing and Open Offer;
"Lloyds TSB Deposit Agreement"	means the deposit agreement, dated 27 November 2001, between Lloyds TSB, The Bank of New York Mellon, as depositary, and the owners and beneficial owners of Lloyds TSB ADSs issued thereunder (as amended or restated);
"Lloyds TSB Depositary"	means the depositary of the Lloyds TSB Shares underlying the Lloyds TSB ADSs, being The Bank of New York Mellon;
"Lloyds TSB Directors"	means the directors of Lloyds TSB whose names are set out in paragraph 3 of Part 13 (*Additional Information*) of this document;
"Lloyds TSB General Meeting"	means the general meeting of Lloyds TSB to be held at 11.00 a.m. on 19 November 2008, or any adjournment thereof, to consider and, if thought fit, to approve, among other things, the Acquisition;
"Lloyds TSB Group"	means Lloyds TSB and its subsidiary undertakings from time to time;
"Lloyds TSB Group Executive Share Option Scheme"	means the Lloyds TSB Group No. 1 Executive Share Option Scheme 1997 and the Lloyds TSB Group No. 2 Executive Share Option Scheme 1997 or any one of them;
"Lloyds TSB Group Sharesave Scheme"	means the Lloyds TSB Group Sharesave Scheme 2007 and the Lloyds TSB Group Sharesave Scheme 1997 or any one of them;

"Lloyds TSB HMT Preference Share Subscription Agreement" means the preference share subscription agreement entered into with effect from 13 October 2008 between Lloyds TSB and HM Treasury in connection with the issue by Lloyds TSB of Lloyds TSB HMT Preference Shares, as more particularly described in paragraph 12(d) of Part 13 (*Additional Information*) of this document;

"Lloyds TSB HMT Preference Shares" means the new preference shares to be issued by Lloyds TSB to HM Treasury pursuant to the Lloyds TSB Preference Share Subscription Agreement;

"Lloyds TSB Open Offer" means the offer by Lloyds TSB to Lloyds TSB Shareholders constituting an offer to apply for Lloyds TSB Open Offer Shares as more particularly described in paragraph 12(c) of Part 13 (*Additional Information*) of this document;

"Lloyds TSB Open Offer Shares" means the new Lloyds TSB Shares to be issued prior to the Effective Date by Lloyds TSB pursuant to the Lloyds TSB Placing and Open Offer;

"Lloyds TSB Placing" means the conditional placing with HM Treasury of the Lloyds TSB Open Offer Shares;

"Lloyds TSB Placing and Open Offer" means the Lloyds TSB Placing and the Lloyds TSB Open Offer;

"Lloyds TSB Placing and Open Offer Agreement" means the agreement relating to the Lloyds TSB Placing and Open Offer entered into with effect from 13 October 2008 between, *inter alia* Lloyds TSB and HM Treasury, as more particularly described in paragraph 12(c) of Part 13 (*Additional Information*) of this document;

"Lloyds TSB Prospectus" means the Lloyds TSB prospectus to be issued by Lloyds TSB in connection with the new Lloyds TSB Shares to be issued pursuant to the Acquisition and the Lloyds TSB Placing and Open Offer;

"Lloyds TSB Share Capital Change" means (i) any change to Lloyds TSB's share capital, other than any Lloyds TSB Shares purchased and cancelled pursuant to any existing re-purchase facility, any Lloyds TSB Shares issued pursuant to Lloyds TSB share option schemes or any Lloyds TSB Shares issued following the conversion of securities convertible into Lloyds TSB Shares which were outstanding as at the date of this document, pursuant to the Lloyds TSB Placing and Open Offer or any Lloyds TSB preference shares to be issued to HM Treasury, or (ii) the making of an extraordinary distribution by Lloyds TSB (but excluding, for the avoidance of doubt, any dividends made in the ordinary course) in cash or specie other than in exchange for fair value in cash or specie;

"Lloyds TSB Shareholders" means registered holders of Lloyds TSB Shares and "**Lloyds TSB Shareholder**" means any one of them;

"Lloyds TSB Share Plans" means the Lloyds TSB Long-term Incentive Plan 2006, the Lloyds TSB Deferred Bonus Plan 2008, the Lloyds TSB Performance Share Plan, the Lloyds TSB Group Executive Share Plan 2003, the Lloyds TSB Group No. 1 Executive Share Option Scheme 1997, the Lloyds TSB Group No. 2 Executive Share Option Scheme 1997, the Lloyds TSB Group Sharesave Scheme 2007, the Lloyds TSB Group Sharesave Scheme 1997 and the Lloyds TSB Group Shareplan and **"Lloyds TSB Share Plan"** means any one of them;

"Lloyds TSB Shares" means ordinary shares of 25 pence each in the capital of Lloyds TSB and "**Lloyds TSB Share**" means any one of them;

"London Stock Exchange" means London Stock Exchange plc or its successor;

"Meetings" means the Court Meeting and the HBOS General Meeting;

"Merrill Lynch" means Merrill Lynch International;

"Morgan Stanley" means Morgan Stanley & Co. Limited;

"New HBOS $9\frac{1}{4}$% Preference Shares" means the new $9\frac{1}{4}$% non-cumulative irredeemable preference shares of £1 each to be issued in the capital of HBOS;

"New HBOS $9\frac{3}{4}$% Preference Shares" means the new $9\frac{3}{4}$% non-cumulative irredeemable preference shares of £1 each to be issued in the capital of HBOS;

"New HBOS 6.0884% Preference Shares" means the new 6.0884% non-cumulative preference shares of £1 each to be issued in the capital of HBOS;

"New HBOS 6.475% Preference Shares" means the new 6.475% non-cumulative preference shares of £1 each to be issued in the capital of HBOS;

"New HBOS 6.3673% Preference Shares" means the new 6.3673% fixed-to-floating non-cumulative preference shares of £1 each to be issued in the capital of HBOS;

"New HBOS 6.413% Preference Shares" means the new 6.413% non-cumulative callable fixed-to-floating rate Series 'A' preference shares of US$1 each to be issued in the capital of HBOS;

"New HBOS 5.92% Preference Shares" means the new 5.92% non-cumulative callable fixed to floating rate series 'B' preference shares of US$1 each to be issued in the capital of HBOS;

"New HBOS 6.657% Preference Shares" means the new 6.657% non-cumulative callable preference shares of US$1 each to be issued in the capital of HBOS;

"New HBOS 12% Preference Shares" means the new 12% non-cumulative callable preference shares of £1 each to be issued in the capital of HBOS;

"New HBOS Preference Shares" means the New HBOS $9\frac{1}{4}\%$ Preference Shares, the New HBOS $9\frac{3}{4}\%$ Preference Shares, the New HBOS 6.0884% Preference Shares, the New HBOS 6.475% Preference Shares, the New HBOS 6.3673% Preference Shares, the New HBOS 6.413% Preference Shares, the New HBOS 5.92% Preference Shares, the New HBOS 6.657% Preference Shares, and the New HBOS 12% Preference Shares and "HBOS Preference Share" means any one of them, to be issued in accordance with the HBOS Preference Share Scheme;

"New HBOS Shares" means the new ordinary shares of 25 pence each in the capital of HBOS to be issued in accordance with Clause 2(b) of the Scheme and "**New HBOS Share**" means any one of them;

"New Lloyds TSB ADSs" means the Lloyds TSB ADSs to be issued to HBOS ADS Holders pursuant to the Acquisition and "**New Lloyds TSB ADS**" means any one of them;

"New Lloyds TSB Preference Shares" means the new Lloyds TSB preference shares to be issued and credited as fully paid pursuant to the terms of the HBOS Preference Share Scheme; being the Lloyds TSB $9\frac{1}{4}\%$ HBOS Preference Shares, the Lloyds TSB $9\frac{3}{4}\%$ Preference Shares, the Lloyds TSB 6.0884% Preference Shares, the Lloyds TSB 6.475% Preference Shares, the Lloyds TSB 6.3673% Preference Shares, the Lloyds TSB 6.413% Preference Shares, the Lloyds TSB 5.92% Preference Shares, the Lloyds TSB 6.657% Preference Shares and the Lloyds TSB 12% Preference Shares and "**New Lloyds TSB Preference Share**" means any one of them;

"New Lloyds TSB Shares" means the Lloyds TSB Shares proposed to be issued (or delivered in full or in part from treasury stock) and credited as fully paid pursuant to the Acquisition and "**New Lloyds TSB Share**" means any one of them;

"NYSE" means New York Stock Exchange, Inc.;

"Offer Period" has the meaning given to it in the Takeover Code;

"Offer" means, should Lloyds TSB elect to make the Acquisition by way of a contractual offer, that contractual offer for the shares in HBOS made by Lloyds TSB, and where the context admits, any subsequent revision or variation of such offer which represents no diminution in the value of such offer;

"Office of Fair Trading" or **"OFT"** means the UK Office of Fair Trading;

"Official List" means the Official List of the UK Listing Authority;

"Open Offer" means the offer by HBOS to Qualifying Shareholders, constituting an invitation to apply for the Open Offer Shares on the terms and subject to the conditions set out in the HBOS Prospectus and, in the case of Qualifying Non-CREST Shareholders, in the Open Offer Application Form;

"Open Offer Application Form" means the personalised application form on which Qualifying Non-CREST Shareholders may apply for Open Offer Shares under the Open Offer;

"Open Offer Entitlement" means an entitlement to apply for Open Offer Shares, calculated on a *pro rata* basis at 1.3839 Open Offer Shares for every one Existing HBOS Share held, allocated to a Qualifying Shareholder pursuant to the Open Offer;

"Open Offer Shares" means the 7,482,394,366 HBOS Shares to be offered to Qualifying Shareholders under the Open Offer and for which HM Treasury has agreed to acquire pursuant to the Placing and Open Offer Agreement, subject to clawback in respect of valid applications by Qualifying Shareholders and "**Open Offer Share**" means any one of them;

"Open Offer Record Date" means close of business on 5 December 2008;

"Overseas Shareholders" means HBOS Shareholders who have registered addresses outside the UK, and, in the context of the Open Offer, are also Qualifying Shareholders and "**Overseas Shareholder**" means any one of them;

"Panel" means The Panel on Takeovers and Mergers;

"Placing" means the placing of Open Offer Shares with placees as described in the HBOS Prospectus;

"Placing and Open Offer Agreement" means the agreement relating to the Placing and Open Offer entered into with effect from 13 October 2008 between, *inter alia*, HBOS and HM Treasury as more particularly described in paragraph 11(c) of Part 13 (*Additional Information*) of this document;

"Proposed Government Funding" means the proposed funding by the UK Government as part of a co-ordinated package of capital and funding measures for the UK banking sector as announced on 8 October 2008;

"Qualifying CREST Shareholders" means Qualifying Shareholders whose HBOS Shares on the register of members of HBOS at the Open Offer Record Date are in uncertificated form and held through CREST;

"Qualifying Non-CREST Shareholders" means Qualifying Shareholders whose HBOS Shares on the register of members of HBOS at the Open Offer Record Date are in certificated form;

"Qualifying Shareholders" means HBOS Shareholders on the register of members of HBOS at the Open Offer Record Date with the exclusion (subject to certain exceptions) of HBOS Shareholders with a registered address in a Restricted Jurisdiction;

"Recommended Transaction" means the Acquisition and the Capital Raising;

"Reduction Court Hearing" means the hearing at which the Court's confirmation of the reduction of capital provided for by the Scheme will be sought under section 137 of the Companies Act 1985;

"Reduction Court Order" means the order of the Court confirming under section 137 of the Companies Act 1985 the reduction of capital provided for by the Scheme;

"Register of Members" means the register of members of HBOS maintained by the Registrar on behalf of HBOS;

"Registrar of Companies" means the Registrar of Companies in Scotland;

"Registrar" means Computershare;

"Regulatory Information Service" means any of the services authorised from time to time by the FSA for the purposes of disseminating regulatory announcements;

"Relevant Regulator" in respect of HBOS or any member of the Wider HBOS Group, each and any regulatory authority to the supervision and/or authorisation of which it is subject whether statutory, self-regulatory or otherwise, including, without limitation, the FSA, any settlement system, stock exchange or listing authority;

"Remuneration Committee" means the remuneration committee of the HBOS Board;

"Reorganisation Record Time" means the time at which a certified copy of the Scheme Court Order is delivered to the Registrar of Companies;

"Resolutions" means each of the resolutions to be proposed at the Court Meeting and the HBOS General Meeting;

"Restricted Entities" means

(i) any body or bodies corporate which would be prohibited under section 23 of the Companies Act 1985 from being a shareholder of Lloyds TSB upon the Scheme becoming effective provided that any such body or bodies corporate will only be a Restricted Entity to the extent of such prohibition; or

(ii) who, being a member of the Lloyds TSB Group, holds HBOS Shares beneficially or any other person who holds HBOS Shares on behalf of such member of the Lloyds TSB Group, provided that any such body corporate will only be a Restricted Entity in respect of such holding,

and **"Restricted Entity"** means any one of them;

"Restricted Jurisdiction" Hong Kong, Japan, Singapore, South Africa, the UAE, the United States and certain other overseas jurisdictions;

"Revised Offer Announcement" means the announcement released by Lloyds TSB and HBOS of the revised terms of the Acquisition on 13 October 2008;

"Rule 9 Waiver" means the waiver agreed to be granted by the Panel, subject to the passing by the HBOS Shareholders (other HM Treasury, if applicable) of resolution 1 set out in the notice convening the HBOS General Meeting, set out in Part 18 of this document, of the obligation to make a general offer to HBOS Shareholders under Rule 9 of the Takeover Code that might otherwise arise on HM Treasury;

"Scheme" or **"Scheme of Arrangement"** means the proposed scheme of arrangement under sections 895 to 899 of the Companies Act between HBOS and the Scheme Shareholders, with or subject to any modification thereof or addition thereto or condition

	agreed by HBOS and Lloyds TSB and which the Court may think fit to approve or impose, particulars of which are set out in Part 16 of this document;
"Scheme Court Hearing"	means the hearing at which the Court's sanction of the Scheme will be sought under sections 895 to 899 of the Companies Act;
"Scheme Court Order"	means the order of the Court sanctioning the Scheme under sections 895 to 899 of the Companies Act;
"Scheme Record Time"	means 6.00 p.m. (London time) on the Business Day immediately prior to the Reduction Court Hearing;
"Scheme Shareholders"	means holders of Scheme Shares and "Scheme Shareholder" means any one of them;
"Scheme Shares"	means the HBOS Shares: (i) in issue at the date of this document; (ii) issued after the date of this document and prior to the Voting Record Time; and (iii) issued at or after the Voting Record Time but before the Scheme Record Time either on terms that the original or any subsequent holder thereof shall be bound by the Scheme or, in the case of any such shares issued prior to the adoption of the amendment to the HBOS Articles to be adopted at the HBOS General Meeting, in respect of which the original or any subsequent holder thereof is, or shall have agreed in writing to be, bound by the Scheme, and including, for the avoidance of doubt, the Open Offer Shares and, where the context requires, the A Ordinary Shares and (if any) the B Ordinary Shares, but excluding the Deferred Share and "**Scheme Share**" means any one of them;
"Scheme Special Resolution"	means resolution 2 to be proposed at the HBOS General Meeting in connection with the implementation of the Scheme;
"SDRT"	means stamp duty reserve tax;
"SEC"	means the United States Securities and Exchange Commission;
"Secretary of State"	means the UK Secretary of State for Business, Enterprise and Regulatory Reform;
"Securities Act"	means the US Securities Act of 1933 (as amended);
"ShareGift"	means ShareGift (The Orr Mackintosh Foundation Limited), a company limited by guarantee and registered charity no. 1052686 under the laws of England, whose registered office is at 17 Carlton House Terrace, London SW1Y 5AH, and further information in relation to ShareGift and the way it supports charities can be obtained online at www.sharegift.org;
"Sterling", "£", "pence" and "p"	means the lawful currency of the United Kingdom;
"subsidiary undertaking"	has the meaning ascribed under the Companies Act;
"subsidiary"	has the meaning ascribed under the Companies Act 1985;
"Takeover Code"	means The City Code on Takeovers and Mergers;
"Third Party"	means a government, governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, trade agency, court, association, institution or any other body or person in any jurisdiction;
"trading day"	means a day on which trading takes place on the London Stock Exchange;
"UBS"	means UBS Limited;
"UK Listing Authority"	means the FSA in its capacity as the competent authority under FSMA;
"UK" or **"United Kingdom"**	means the United Kingdom of Great Britain and Northern Ireland and its dependent territories;
"Uncertificated Holders"	means HBOS Shareholders whose HBOS Shares are held in stock accounts in CREST at the Scheme Record Time and "**Uncertificated Holder**" means any one of them;
"undertaking"	has the meaning ascribed under the Companies Act;
"US$", "US dollar", "$" and **"dollar"**	means the lawful currency of the United States;
"US" or **"United States"**	means the United States of America, its territories and possessions, any state or political sub-division of the United States of America and the District of Columbia;
"Voting Record Time"	means 6.00 p.m. on the day which is two days before the date of the Court Meeting and the HBOS General Meeting or, if the Court Meeting and/or the HBOS General Meeting is adjourned, 6.00 p.m. on the day which is two days before the date of such adjourned meeting;

"Wider HBOS Group" the HBOS Group and any other body corporate, partnership, joint venture or person in which any member of the HBOS Group has an interest of more than 20 per cent. of the voting or equity capital or the equivalent; and

"Wider Lloyds TSB Group" the Lloyds TSB Group and any other body corporate, partnership, joint venture or person in which any member of the Lloyds TSB Group has an interest of more than 20 per cent. of the voting or equity capital or the equivalent.

All references to legislation in this document are to the legislation of Scotland and England and Wales unless the contrary is indicated. Reference to a statute or statutory provision includes:

(i) that statute or provision as from time to time modified, re-enacted or consolidated whether before or after the date of this document; and

(ii) any past statute or statutory provision (as from time to time modified, re-enacted or consolidated) which that statute or provision has directly or indirectly replaced.

All references in this document to times are to London time unless otherwise stated.

Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

STATEMENT OF OPINION OF ACCORD

11th November 2008

ACCORD

A H Hornby Esq
Chief Executive Officer
HBOS plc
The Mound
Edinburgh
EH1 1YZ

Dear Mr Hornby

STATEMENT OF OPINION OF ACCORD ON THE EFFECTS ON EMPLOYMENT OF THE OFFER TO ACQUIRE HBOS BY LLOYDS TSB: SUBMITTED IN ACCORDANCE WITH PARAGRAPH 30.2 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Based upon the information currently available on the proposed acquisition of HBOS by Lloyds TSB, the Lloyds TSB Group plc Circular to shareholders dated 3rd November 2008 and on a judgement of the merits of possible alternatives, Accord is not opposed to the acquisition in principle.

However, the Union remains to be convinced that the proposed acquisition is in the medium to long term interests of HBOS employees in view of the commitment to make total annual pre tax cost savings greater than £1.5billion by the end of 2011 with no specific detail as to how these will be achieved.

Background

HBOS, through directly employed staff and the indirect jobs created at suppliers, supports 105,000 full-time equivalent jobs in the UK and has a good record as an employer. For example, it has maintained its call centre operations in the UK as opposed to off-shoring them to India or elsewhere.

Accord is an independent trade union exclusively devoted to the employees of the HBOS Group. It is funded only by their subscriptions and is not affiliated to any political party.

With more than 32,000 members, Accord has more support in HBOS than any other union. It has consistently campaigned for Security of Employment, Fair Reward, Equality and Dignity at Work and has a strong record of achievement.

In July 2007, Accord, Unite and HBOS entered into a Partnership Agreement that has embedded positive and constructive industrial relations in the business.

The Proposed Acquisition

Accord's general view is that the acquisition will only be a success if the human consequences are fully considered in advance and joint discussions take place between the employers and the recognised unions.

The Lloyds TSB Group plc Circular to shareholders states that:

a. Lloyds TSB Board has assured HBOS Directors that "following the acquisition becoming effective, the existing contractual employment rights of all employees of the HBOS Group will be fully safeguarded". No such commitment has been given in respect of any collective agreements not incorporated into individual contracts of employment;

b. Lloyds TSB and HBOS will continue to pay regular contributions to all group pensions schemes "in accordance with the current contribution schedules agreed from time to time", but this does not expressly confirm that the commitment made by HBOS in respect of the deficit in the HBOS Final Salary pension scheme will be met;

c. There are currently 61 cost saving Initiatives giving a projected annual saving of £1.5billion per annum by the end of 2011, and that "implementation plans" for each of these initiatives are being developed, but neither Lloyds TSB nor HBOS has commenced, or committed to starting, meaningful consultation about any of those plans to the extent that they might include job reductions and/or branch closures.

Nevertheless, Accord's Principal Executive Council may be prepared to support the proposed acquisition, and recommend that their members do so too, if both HBOS and Lloyds TSB are prepared to respond positively to the following 10 points:

1. There should be full and timely disclosure to the unions and to employees of information prior to and about all stages of the proposed acquisition. This should include disclosure of proposals which may impact on the existing staff of HBOS and/or Lloyds TSB.

2. There should be a commitment to maintain employment in those parts of the UK in which either HBOS or Lloyds TSB currently have significant operations. This should be backed by a commitment to take all possible steps to avoid involuntary redundancies in order to avoid the potentially devastating impact on local communities and economies of large site closures.

3. HBOS has given a commitment to Accord that it will not outsource or off-shore its UK call centre operations. Accord requires a similar commitment from Lloyds TSB in relation to HBOS call centres.

   In addition, Accord calls for both HBOS and Lloyds TSB to review all existing and planned outsourcing and/or off-shoring of operations to maximise employment opportunities in the UK for current employees.

4. There should be a commitment to ensure employment levels remain such that services to customers and local communities are maintained.

   Lloyds TSB should commit that in all cases there should be full consultation in good time with all the trade unions about any proposal to reduce employee numbers or close branches, and in particular to consult during the development of any implementation plan of cost saving initiatives which may lead to a reduction in employee numbers or branch closures.

5. In the event that, after appropriate consultation, it is agreed that there is a need for reductions in employee numbers arising from the acquisition, then any such reductions should be achieved by normal turnover, early retirement and voluntary redundancies supported by other programmes and policies which seek to avoid involuntary redundancies.

6. There should be a statement from Lloyds TSB that HBOS employees' pay, pension provisions, other terms and conditions of employment and benefits will be protected.

   Also, that if there is a harmonisation of terms and conditions of employment for HBOS and Lloyds TSB staff, the new terms and conditions should be negotiated with the unions and, overall, should be no less favourable than the terms and conditions applying before the acquisition.

7. In accordance with the statement in item 6 above, any proposed changes to pension scheme arrangements should not prejudice the actuarial standing of the pension schemes nor be detrimental to the provisions of the schemes as they apply to existing and retired members and/or their beneficiaries.

   There should be a commitment from Lloyds TSB that, in addition to paying regular contributions to the HBOS Final Salary Pension Scheme, the HBOS covenant to the HBOS Final Salary Pension Scheme to make up its deficit will be honoured.

8. Lloyds TSB should make a commitment to dignity at work for all employees and to the highest standards in relation to equality, diversity, equal pay and future career development opportunities post acquisition.

9. There should be an early and open commitment to grant recognition and negotiation rights for Accord by Lloyds TSB for all employees in Lloyds Banking Group plc from the date of the acquisition.

   There should also be agreement to fully observe and continue existing Recognition and Procedural Agreements and other collective agreements in force at the date of the acquisition unless and until such agreements are changed by mutual agreement with the relevant union or unions. This should be backed by a commitment to proper and meaningful consultation and negotiations (with a view to reaching agreements) with the unions on organisational change and development as well as issues directly affecting terms and conditions of employment and pensions.

10. Finally there should be an in principle agreement from Lloyds TSB to 'single table bargaining' with the recognised unions.

I formally request that this letter be appended to the HBOS Board's circular to shareholders in accordance with paragraph 30.2 of the City Code on Takeovers and Mergers.

Yours sincerely

Ged Nichols
General Secretary

THE SCHEME OF ARRANGEMENT

SCHEME OF ARRANGEMENT

(Under Part 26 of the Companies Act 2006)

between

HBOS PLC

and

SCHEME SHAREHOLDERS

(as hereinafter defined)

PRELIMINARY

(A) In this Scheme (as hereinafter defined) the following expressions have the following meanings:

"A Ordinary Shares"	means the A ordinary shares of 25 pence each in the capital of the Company, as created on the reclassification referred to in Clause 1 below, and "**A Ordinary Share**" means any one of them;
"Acquisition"	means the proposed acquisition by Lloyds TSB of HBOS by means of this Scheme;
"AUS$"	means the lawful currency of the Commonwealth of Australia;
"B Ordinary Shares"	means the B ordinary shares of 25 pence each in the capital of the Company, as created on the reclassification referred to in Clause 1 below, and "**B Ordinary Share**" means any one of them;
"Business Day"	means a day (excluding Saturdays, Sundays and public holidays in the United Kingdom) on which banks are generally open for business in London and Edinburgh;
"CAN$"	means the lawful currency of Canada;
"Capital Raising"	means the proposed Placing and Open Offer and HM Treasury Preference Share Subscription;
"Companies Act"	means the Companies Act 2006 (as amended);
"Court"	means the Court of Session in Edinburgh, Scotland;
"Court Meeting"	means the meeting of the Holders of Scheme Shares as convened by order of the Court under section 896 of the Companies Act, and any adjournment thereof;
"Court Orders"	means the Scheme Court Order and the Reduction Court Order;
"CREST Manual"	means the rules governing the operation of CREST, consisting of the CREST Reference Manual, CREST International Manual, CREST Central Counterparty Service Manual, CREST Rules, Registrars Service Standards, Settlement Discipline Rules CCSS Operations Manual, Daily Timetable, CREST Application Procedure and CREST Glossary of Terms (all as defined in the CREST Glossary of Terms);
"CREST Regulations"	means the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755);
"CREST"	means a relevant system (as defined in the CREST Regulations) in respect of which Euroclear UK & Ireland is operator (as defined in the CREST Regulations);

"Deferred Share" means one unissued ordinary share of 25 pence in the share capital of HBOS that is to be reclassified as a non-voting deferred share of 25 pence and issued to Lloyds TSB prior to the Scheme Record Date;

"Dresdner Kleinwort" means Dresdner Kleinwort Limited;

"Effective Date" means the date on which a certified copy of the Reduction Court Order (with the associated minute of reduction of capital attached thereto) has been delivered to the Registrar of Companies for registration and is registered by him (a certified copy of the Scheme Court Order having already been so delivered for registration or being so delivered at the same time);

"Euroclear UK & Ireland" means Euroclear UK & Ireland Limited (previously CRESTCo Limited);

"Exchange Ratio" means the ratio of 0.605 of a New Lloyds TSB Share for every 1 Scheme Share;

"Explanatory Statement" means the explanatory statement required to be furnished pursuant to section 897 of the Companies Act and which was circulated with this Scheme;

"HBOS" or **"the Company"** means HBOS plc;

"HBOS Articles" means the articles of association of HBOS in force from time to time;

"HBOS General Meeting" means the general meeting of the Holders of HBOS Shares convened in connection with this Scheme, and any adjournment thereof;

"HBOS Preference Shares" means the issued preference share capital of the Company, being the 9¼% non-cumulative irredeemable preference shares of £1 each, 9¾% non-cumulative irredeemable preference shares of £1 each, 6.0884% non-cumulative preference shares of £1 each, 6.475% non-cumulative preference shares of £1 each, 6.3673% fixed to floating non-cumulative preference shares of £1 each, 6.413% non-cumulative callable fixed-to-floating rate Series 'A' preference shares of US$1 each, 5.92% non-cumulative callable fixed-to-floating rate series 'B' preference shares of US$1 each 6.657% non-cumulative callable preference shares of US$1 each and the 12% fixed-to-floating callable non-cumulative preference shares of £1 each;

"HBOS Share Award Schemes" means the HBOS plc International Free Shares Plan, the HBOS plc Long Term Executive Bonus Plan and the HBOS plc Long Term Special Bonus Plan and "**HBOS Share Award Scheme**" means any one of them;

"HBOS Share Capital Change" means (i) any change to HBOS's share capital, other than any HBOS Shares or HBOS Preference Shares issued pursuant to any HBOS Share Scheme or the Capital Raising, or (ii) the making of any distribution by HBOS whether in cash or otherwise;

"HBOS Share Option Schemes" means the HBOS plc Sharesave Plan 2001, the HBOS plc International Sharesave Plan 2001, the HBOS plc Inland Revenue Approved Employee Share Option Plan 2002, the Bank of Scotland 1995 Executive Stock Option Scheme, the Bank of Scotland 1996 Executive Stock Option Scheme and the St James's Place Partners Share Option Scheme, and "**HBOS Share Option Scheme**" means any one of them;

"HBOS Share Schemes" means the HBOS Share Option Schemes, the HBOS Share Award Schemes, the HBOS plc Australian Free Shares Plan, the HBOS plc Annual Bonus Plan, the HBOS plc Share Incentive Plan, the HBOS plc Approved Profit Sharing Scheme, the ICC Bank Employee Share Ownership Trust, the ICC Bank Approved Profit Sharing Scheme and the Insight Investment Management Share Option Plan and "**HBOS Share Scheme**" means any one of them;

"HBOS Shares" means the ordinary shares of 25 pence each in the capital of the Company and "**HBOS Share**" means any one of them;

"HMT Preference Share Subscription Agreement" means the subscription agreement effective as of 13 October 2008 between the Company and HM Treasury;

"HM Treasury" means the Commissioners of Her Majesty's Treasury;

"HM Treasury Preference Share Subscription" means the subscription by HM Treasury to the HMT Preference Shares on the terms of the HMT Preference Share Subscription Agreement;

"Holder" means a registered holder, including any person entitled by transmission;

"Lloyds TSB" means Lloyds TSB Group plc;

"Lloyds TSB Group" means Lloyds TSB and its subsidiary undertakings from time to time;

"Lloyds TSB Placing and Open Offer"	means the conditional placing of new Lloyds TSB Shares with the Commissioners of Her Majesty's Treasury and the offer to qualifying holders of Lloyds TSB Shares, constituting an invitation to apply for new Lloyds TSB Shares, to be effected prior to the Effective Date;
"Lloyds TSB Share Capital Change"	means (i) any change to Lloyds TSB's share capital, other than any Lloyds TSB Shares purchased and cancelled pursuant to any existing re-purchase facility, any Lloyds TSB Shares issued pursuant to Lloyds TSB share option schemes, any Lloyds TSB Shares issued following the conversion of securities convertible into Lloyds TSB Shares which were outstanding as at 13 October 2008 or any Lloyds TSB Shares issued pursuant to the Lloyds TSB Placing and Open Offer or any Lloyds TSB preference shares to be issued to HM Treasury, or (ii) the making of an extraordinary distribution by Lloyds TSB (but excluding, for the avoidance of doubt, any dividends made in the ordinary course) in cash or specie other than in exchange for fair value in cash or specie;
"Lloyds TSB Shares"	means ordinary shares of 25 pence each in the capital of Lloyds TSB and **"Lloyds TSB Share"** means any one of them;
"Merrill Lynch"	means Merrill Lynch International;
"Morgan Stanley"	means Morgan Stanley & Co. Limited;
"New HBOS Shares"	means the new ordinary shares of 25 pence each in the capital of the Company to be issued in accordance with Clause 2(b) of this Scheme;
"New Lloyds TSB Shares"	means the new Lloyds TSB Shares proposed to be issued (or delivered in full or in part from treasury) and credited as fully paid pursuant to the terms of the Acquisition and delivered in accordance with this Scheme;
"Open Offer Shares"	means the HBOS Shares to be issued prior to the Effective Date pursuant to the Placing and Open Offer;
"Panel"	means The Panel on Takeovers and Mergers;
"Placing and Open Offer"	means the placing of Open Offer Shares with the placees and the offer to qualifying holders of HBOS Shares, consitituting an invitation to apply for new HBOS Shares, to be effected prior to the Effective Date;
"Prospectus Rules"	means the rules for the purposes of Part VI of FSMA in relation to the offers of securities to the public and the admission of securities to trading on a regulated market;
"Reduction Court Order"	means the order of the Court confirming under section 137 of the Companies Act 1985, as amended, the reduction of capital provided for in Clause 2(a) of this Scheme;
"Register of Members"	means the register of members of HBOS maintained by the Registrar on behalf of the Company;
"Registrar of Companies"	means the Registrar of Companies in Scotland;
"Registrar"	means Computershare Investor Services PLC;
"Reorganisation Record Time"	the time at which a certified copy of the Scheme Court Order is delivered to the Registrar of Companies;
"Restricted Entities"	means (i) any body or bodies corporate which would be prohibited under section 23 of the Companies Act 1985 from being a shareholder of Lloyds TSB upon the Scheme becoming effective provided that any such body or bodies corporate will only be a Restricted Entity to the extent of such prohibition; or (ii) who, being a member of the Lloyds TSB Group, holds HBOS Shares beneficially or any other person who holds HBOS Shares on behalf of such member of the Lloyds TSB Group, provided that any such body corporate will only be a Restricted Entity in respect of such holding, and **"Restricted Entity"** means any one of them;
"Scheme"	means this scheme of arrangement under sections 895 to 899 of the Companies Act between the Company and the Scheme Shareholders, with or subject to any modification thereof or addition thereto or condition agreed by HBOS and Lloyds TSB and which the Court may think fit to approve or impose;
"Scheme Court Order"	means the order of the Court sanctioning this Scheme under section 899 of the Companies Act;

"Scheme Record Time" means 6.00 p.m. (London time) on the Business Day immediately prior to the date of the hearing at which the Court's confirmation of the reduction of capital provided for by this Scheme will be sought;

"Scheme Shareholders" means Holders of Scheme Shares at the Scheme Record Time and **"Scheme Shareholder"** means any one of them;

"Scheme Shares" means the HBOS Shares:

(i) in issue at the date of this Scheme;

(ii) issued after the date of this Scheme and prior to the Voting Record Time; and

(iii) issued at or after the Voting Record Time but before the Scheme Record Time either on terms that the original or any subsequent holder thereof shall be bound by this Scheme or, in the case of any such shares issued prior to the adoption of the amendment to the HBOS Articles to be adopted at the HBOS General Meeting, in respect of which the original or any subsequent holder thereof is, or shall have agreed in writing to be, bound by this Scheme,

and including, for the avoidance of doubt, the Open Offer Shares and, where the context requires, the A Ordinary Shares and (if any) the B Ordinary Shares, but excluding the Deferred Share and **"Scheme Share"** means any one of them;

"ShareGift" means ShareGift (The Orr Mackintosh Foundation Limited) a company limited by guarantee and registered charity no. 1052686 whose registered office is at 17 Carlton House Terrace, London SW1Y 5AH;

"UBS" means UBS Limited;

"United Kingdom" or "UK" means the United Kingdom of Great Britain and Northern Ireland and its dependent territories;

"United States" means the United States of America, its territories and possessions, any state or political sub-division of the United States of America and the District of Columbia;

"Voting Record Time" means the time fixed by the Court for determining the entitlement to vote at the Court Meeting as set out in the notice thereof, which will be 6.00 p.m. on the day which is two days prior to the date of the Court Meeting or, in the case of an adjournment of the Court Meeting, 6.00 p.m. on the day which is two days before the date of the adjourned Court Meeting;

"YEN" means the lawful currency of Japan;

"$", "US$", "US dollar" and "dollar" means the lawful currency of the United States;

"£", "Sterling" and "pence" means the lawful currency of the United Kingdom; and

"€", "EUR", "euro" and "cents" means the lawful currency of those member states of the European Union which adopt a single currency in accordance with the Treaty establishing the European Community as amended by the Treaty on the European Union.

All times referred to in this Scheme are references to London time unless otherwise specified. References to Clauses are to clauses of this Scheme. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

(B) The Company was incorporated on 3 May 2001 under the Companies Act 1985 as a public company limited by shares. The authorised share capital of the Company as at the date of this Scheme is £5,410,000,000, €3,000,000,000, US$5,000,000,000, AUS$1,000,000,000, CAN$1,000,000,000 and YEN100,000,000,000 divided into 7,640,000,000 HBOS Shares, 375,000,000 $9\frac{1}{4}$% non-cumulative irredeemable preference shares of £1 each, 125,000,000 $9\frac{3}{4}$% non-cumulative irredeemable preference shares of £1 each, 2,593,834,398 preference shares of £1 each, 200,000,000 $6\frac{1}{8}$% non-cumulative redeemable preference shares of £1 each, 250,000 8.117% non-cumulative perpetual preference shares class "A" of £10 each, 150,000 7.754% non-cumulative perpetual preference shares class "B" of £10 each, 750,000 6.0884% non-cumulative preference shares of £1 each, 198,065,600 6.475% non cumulative preference shares of £1 each, 350,002 6.3673% fixed-to-floating rate non-cumulative preference shares of £1 each, 3,000,000,000 preference shares of €1 each, 4,997,750,000 preference shares of US$1 each, 750,000 6.413% non-cumulative callable fixed-to-floating rate Series 'A' preference shares of US$1 each, 750,000 5.92% non-cumulative callable fixed to-floating rate Series 'B' preference shares of US$1 each, 750,000 6.657% non-cumulative callable preference shares of US$1 each, 1,000,000,000 preference shares of AUS$1 each, 1,000,000,000 preference shares of CAN$1 each

400,000,000 preference shares of 250YEN each and 3,000,000 12% fixed-to-floating callable non-cumulative preference shares of £1 each, of which as at 12 November 2008 (the latest practicable date prior to the date of this Scheme):

(i) 5,406,389,326 HBOS Shares;

(ii) 300,000,000 9¼% non-cumulative irredeemable preference shares of £1 each;

(iii) 100,000,000 9¾% non-cumulative irredeemable preference shares of £1 each;

(iv) 750,000 6.0884% non-cumulative preference shares of £1 each;

(v) 198,065,600 6.475% non-cumulative preference shares of £1 each;

(vi) 350,000 6.3673% fixed to floating non-cumulative preference shares of £1 each;

(vii) 750,000 6.413% non-cumulative callable fixed-to-floating rate Series 'A' preference shares of US$1 each;

(viii) 750,000 5.92% non-cumulative callable fixed-to-floating rate series 'B' preference shares of US$1 each;

(ix) 750,000 6.657% non-cumulative callable preference shares of US$1 each; and

(x) one 12% fixed-to-floating callable non-cumulative preference share of £1,

are in issue and fully paid up or credited as fully paid up, and the remainder are unissued.

(C) The holders of the HBOS Preference Shares are not entitled to participate in this Scheme. A separate scheme of arrangement under sections 895 to 899 of the Companies Act is proposed to be made between HBOS and the holders of HBOS Preference Shares.

(D) Lloyds TSB is a public company limited by shares whose registered address is Henry Duncan House, 120 George Street, Edinburgh, EH2 4LH.

(E) At the date of this Scheme, certain Restricted Entities hold HBOS Shares in such a manner as would prevent each such Restricted Entity from holding New Lloyds TSB Shares in the same manner by virtue of section 23 of the Companies Act 1985, as amended.

(F) Prior to the Effective Date, it is proposed that one of the unissued HBOS Shares be reclassified as a Deferred Share. The Company and Lloyds TSB envisage that, subject to the passing of the special resolution to approve and implement the Scheme at the HBOS General Meeting prior to seeking the sanction of this Scheme by the Court, the Company will issue to Lloyds TSB such Deferred Share.

(G) Lloyds TSB has agreed to procure that any Restricted Entity which is a member of the Lloyds TSB Group shall agree, to appear by counsel on the hearing of the petition to sanction this Scheme and to submit to be bound by and to undertake to the Court to be bound by this Scheme and to execute and do or procure to be executed and done all such documents, acts or things as may be necessary or desirable to be executed or done by it, or on its behalf, for the purpose of giving effect to this Scheme.

(H) The Company has agreed to procure that any Restricted Entity which is a subsidiary undertaking of the Company shall agree to appear by counsel on the hearing of the petition to sanction this Scheme and to submit to be bound by and to undertake to the Court to be bound by this Scheme.

(I) HM Treasury has agreed to undertake to the Court to be bound by this Scheme.

PART I

1. Reclassification of Scheme Shares

(a) At the Reorganisation Record Time each of the Scheme Shares shall be reclassified as an A Ordinary Share or a B Ordinary Share, as the case may be, on the following basis:

(i) each Scheme Share which is held by (or by a nominee on behalf of) any of the Restricted Entities shall be reclassified as a B Ordinary Share; and

(ii) each other Scheme Share shall be reclassified as an A Ordinary Share.

(b) The A Ordinary Shares and the B Ordinary Shares (if any) created by the reclassification referred to in Clause 1(a) shall have the rights and be subject to the restrictions set out in the new Article 3.1 set out below which shall at the Reorganisation Record Time be inserted in the HBOS Articles in substitution for the existing Article 3.1 and, with effect from such reclassification, the HBOS Articles shall be amended accordingly:

"3.1 Authorised share capital

Words and expressions defined in the circular to the shareholders of the Company dated 14 November 2008 shall have the same meaning in this Article 3.1, save where the context requires otherwise.

3.1.1 The authorised share capital of the Company is £7,288,000,000, €3,000,000,000, US$5,000,000,000, AUS$1,000,000,000, CAN$1,000,000,000 and YEN100,000,000,000 divided into Ordinary Shares of 25 pence each, A ordinary shares of 25 pence each ("**A Ordinary Shares**") and B ordinary shares of 25 pence each ("**B Ordinary Shares**"), 375,000,000 9¼% non-cumulative irredeemable preference shares of £1 each, 125,000,000 9¾% non-cumulative irredeemable preference shares of £1 each; 2,596,834,398 preference shares of £1 each, 200,000,000 6⅛% non-cumulative redeemable preference shares of £1 each, 250,000 8.117% non-cumulative perpetual preference shares class "A" of £10 each, 150,000 7.754% non-cumulative perpetual preference shares class "B" of £10 each, 750,000 6.0884% non-cumulative preference shares of £1 each, 198,065,600 6.475% non cumulative preference shares of £1 each, 350,002 6.3673% fixed-to-floating rate non-cumulative preference shares of £1 each, 3,000,000,000 preference shares of €1 each, 4,997,750,000 preference shares of US$1 each, 750,000 6.413% non-cumulative callable fixed-to-floating rate Series 'A' preference shares of US$1 each, 750,000 5.92% non-cumulative callable fixed to-floating rate Series 'B' preference shares of US$1 each, 750,000 6.657% non-cumulative callable preference shares of US$1 each, 1,000,000,000 preference shares of AUS$1 each, 1,000,000,000 preference shares of CAN$1 each, 400,000,000 preference shares of 250YEN each, 3,000,000 12% fixed-to-floating callable non-cumulative preference shares of £1 each any of which preference shares may be reclassified into A preference shares ("**A Preference Shares**") and B preference shares ("**B Preference Shares**") as a result of implementation of the HBOS Preference Share Scheme and one deferred share of 25 pence ("**Deferred Share**").

3.1.2 The A Ordinary Shares and the B Ordinary Shares shall rank *pari passu* as if they were the same class of share in all respects and the rights attaching to such shares shall be identical, save to the extent set out in paragraphs (a) and (b) below:

(a) the rights of the holders of A Ordinary Shares in respect of consideration for the cancellation of such shares under the Scheme shall be satisfied by the issue to such holders of the number of New Lloyds TSB Shares to which they shall be entitled in accordance with the Scheme; and

(b) the rights of the holders of B Ordinary Shares in respect of the consideration for the cancellation of such shares under the Scheme shall be satisfied by the payment to such holders of the amount of cash consideration to which they shall be entitled to receive in accordance with the Scheme.",

provided that if the reduction of share capital referred to in Clause 2(a) does not become effective within ten Business Days of the Reorganisation Record Time or such earlier date as HBOS and Lloyds TSB may agree and HBOS may announce through a Regulatory Information Service (as defined in the Listing Rules of the UK Listing Authority), the reclassifications referred to in Clause 1(a) shall be reversed and the A Ordinary Shares and B Ordinary Shares shall revert to HBOS Shares, and Article 3.1 of the HBOS Articles adopted and included pursuant to Clause 1(b) shall be amended accordingly.

PART II

2. Cancellation of the Scheme Shares and issue of New HBOS Shares

(a) Contingently upon the reclassification referred to in Clause 1 taking effect and the requisite entries having been made in the register of members of HBOS, the share capital of the Company shall be reduced by cancelling and extinguishing the A Ordinary Shares and the B Ordinary Shares.

(b) Forthwith and contingently upon the reduction of capital referred to in Clause 2(a) above taking effect:

(i) the authorised share capital of the Company shall be increased to its former amount by the creation of such number of New HBOS Shares as is equal to the aggregate number of shares cancelled pursuant to Clause 2(a) above; and

(ii) the reserve arising in the books of account of the Company as a result of the reduction of capital referred to in Clause 2(a) above shall be capitalised and applied by the Company in paying up in full at par the New HBOS Shares created pursuant to Clause 1(b)(i) above which shall be allotted and issued to Lloyds TSB (or its nominee), credited as fully paid up, free from all liens, charges, encumbrances, rights of pre-emption and other third party rights and interests of any nature whatsoever.

(c) With effect from and contingently upon the issue of the New HBOS Shares pursuant to Clause 2(b), the Articles shall be amended by the deletion of the new Article 3.1 referred to in Clause 1(b) and its replacement with the following Article 3.1:

"3.1 The authorised share capital of the Company is £7,288,000,000, €3,000,000,000, US$5,000,000,000, AUS$1,000,000,000, CAN$1,000,000,000 and YEN100,000,000,000 divided into Ordinary Shares of 25 pence each, and, 375,000,000 9¼% non-cumulative irredeemable preference shares of £1 each, 125,000,000 9¾% non-cumulative irredeemable preference shares of £1 each, 2,596,834,398 preference shares of £1 each, 200,000,000 6⅛% non-cumulative redeemable preference shares of £1 each, 250,000 8.117% non-cumulative perpetual preference shares class "A" of £10 each, 150,000 7.754% non-cumulative perpetual preference shares class "B" of £10 each, 750,000 6.0884% non-cumulative preference shares of £1 each, 198,065,600 6.475% non cumulative preference shares of £1 each, 350,002 6.3673% fixed-to-floating rate non-cumulative preference shares of £1 each, 3,000,000,000 preference shares of A1 each, 4,997,750,000 preference shares of US$1 each, 750,000 6.413% non-cumulative callable fixed-to-floating rate Series 'A' preference shares of US$1 each, 750,000 5.92% non-cumulative callable fixed to-floating rate Series 'B' preference shares of US$1 each, 750,000 6.657% non-cumulative callable preference shares of US$1 each, 1,000,000,000 preference shares of AUS$1 each, 1,000,000,000 preference shares of CAN$1 each, 400,000,000 preference shares of 250YEN each, 3,000,000 12% fixed-to-floating callable non-cumulative preference shares of £1 each and one deferred share of 25 pence (**"Deferred Share"**)."

3. Consideration for the cancellation of the A Ordinary Shares and the issue of New HBOS Shares

(a) Consideration

Subject to and in consideration for the cancellation of the A Ordinary Shares referred to in Clause 2 above taking effect, Lloyds TSB shall allot and issue (credited as fully paid) to the holders of A Ordinary Shares (as appearing on the register of members of HBOS at the Scheme Record Time) New Lloyds TSB Shares on the following basis:

for every 1 Scheme Share held by a Scheme Shareholder — 0.605 of a New Lloyds TSB Share

(b) Modification of Exchange Ratio

In the event of a Lloyds TSB Share Capital Change and/or an HBOS Share Capital Change (as the case may be) after the date of this Scheme but before the Effective Date, such adjustments shall be made to the Exchange Ratio as Merrill Lynch and UBS, on behalf of Lloyds TSB, and Morgan Stanley, on behalf of the Company, agree are fair and reasonable (and, if required, the Court may approve) such that the Exchange Ratio is what it would have been had the relevant Lloyds TSB Share Capital Change and/or the relevant HBOS Share Capital Change (as the case may be) occurred immediately prior to the date of this Scheme, and Clause 2(a) above shall be amended accordingly.

(c) Dividends

The New Lloyds TSB Shares to be issued and allotted pursuant to this Clause 3 shall be fully paid, shall rank *pari passu* in all respects with Lloyds TSB Shares in issue on the Effective Date, and shall be entitled to all dividends and other distributions (if any) declared or paid by Lloyds TSB by reference to a record date on or after the Effective Date but not otherwise. The New Lloyds TSB Shares shall be issued free from all liens, charges, equitable interests, encumbrances and other third party rights and interests of any nature whatsoever.

(d) Fractions

No fractions of New Lloyds TSB Shares will be allotted, delivered or credited to holders of A Ordinary Shares. Fractional entitlements to New Lloyds TSB Shares will be aggregated and delivered or credited to a nominee for such holders of A Ordinary Shares appointed by Lloyds TSB on terms that the nominee shall, as soon as practicable following the Effective Date, sell such New Lloyds TSB Shares in the market, and the net proceeds shall be donated to ShareGift on behalf of such Holders of A Ordinary Shares entitled to them provided that holders of A Ordinary Shares, may elect to receive their *pro rata* entitlement to such proceeds by ticking the appropriate box on the blue form of proxy for use in relation to the Court Meeting, or, if attending the Court Meeting in person, on the back of the Court Meeting attendance card and handing such attendance card to the Registrar at the Court Meeting.

(e) Overseas restrictions

The provisions of this Clause 3 shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any holder of A Ordinary Shares with a registered address outside the United Kingdom or the United States or whom Lloyds TSB reasonably believes to be a citizen, resident or national of a jurisdiction outside the United Kingdom or the United States, Lloyds TSB is advised that the delivery of New Lloyds TSB Shares pursuant to this Clause 3 would or may infringe the laws of any such jurisdiction or would or may require Lloyds TSB to comply with any governmental or other consent or any registration, filing or other formality with which Lloyds TSB is unable to comply or compliance with which Lloyds TSB regards as unduly onerous, or, in either case, Lloyds TSB considers that to determine the same is not possible or is a matter which Lloyds TSB regards as unduly onerous or disproportionate given the number of holders of A Ordinary Shares with a registered address in that jurisdiction, Lloyds TSB may in its sole discretion, either:

(i) determine that such New Lloyds TSB Shares shall not be issued or credited to such holder of A Ordinary Shares under this Clause 3 but shall instead be issued or credited to a nominee for such Holder of A Ordinary Shares appointed by Lloyds TSB on terms that the nominee shall, as soon as is practicable following the Effective Date, sell the New Lloyds TSB Shares so delivered or credited, as the case may be, and shall account for the net proceeds of such sale to such Holder of A Ordinary Shares; or

(ii) determine that such New Lloyds TSB Shares shall be issued or credited to such holder of A Ordinary Shares and sold on his or her behalf, in which event the New Lloyds TSB Shares shall be delivered or credited to such Holder of A Ordinary Shares and Lloyds TSB shall appoint a person to act pursuant to this Clause 3(e)(ii) and such person shall be treated as having been irrevocably authorised by such holder of A Ordinary Shares to procure that any New Lloyds TSB Shares in respect of which Lloyds TSB has made such determination shall, as soon as is practicable following the Effective Date, be sold.

(f) Sale of New Lloyds TSB Shares

Any sale of New Lloyds TSB Shares under Clause 3(d), 3(e)(i) or 3(e)(ii) shall be carried out at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions incurred in connection with such sale and including any amount in respect of value added tax thereon) shall, within seven days after such sale, be paid to the Scheme Shareholder entitled thereto in accordance with Clause 5(c) below. To give effect to any sale under Clause 3(d), 3(e)(i) or 3(e)(ii) above, the nominee referred to in Clause 3(d) and/or 3(e)(i) and/or the person appointed by Lloyds TSB in accordance with Clause 3(e)(ii) above (as the case may be) shall be irrevocably authorised as attorney on behalf of the Holder of A Ordinary Shares concerned to execute and deliver as transferor an instrument or instruction of transfer and to give such instructions and to do all other things which he may consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, none of the Company, Lloyds TSB, the nominee or the person so appointed shall have any liability for any loss or damage arising as a result of the timing or (other than as set out in this Clause) terms of such sale.

4 Consideration for the cancellation of the B Ordinary Shares

(a) Subject to and in consideration for the cancellation of the B Ordinary Shares, Lloyds TSB shall pay to the Holders of B Ordinary Shares an amount in cash equal to the market value of the New Lloyds TSB Shares which they would have received had their shares been reclassified as A Ordinary Shares, where the market value of one New Lloyds TSB Share shall be determined as being equal to to the average price obtained pursuant to the sale of any New Lloyds TSB Shares pursuant to Clause 3(f), or if no such sales are made, the average of the closing mid-market price for a New Lloyds TSB Share in the first three days of trading in such shares commencing on the Business Day following the Effective Date.

5. Settlement

(a) As soon as reasonably practicable after the Scheme becomes effective, Lloyds TSB shall make all such allotments of and shall issue such New Lloyds TSB Shares as are required to be issued and pay such cash as is required to be paid to give effect to this Scheme to the persons respectively entitled thereto, such consideration to be settled as set out in Clause 5(b) below.

(b) Settlement of the New Lloyds TSB Shares

Settlement of the New Lloyds TSB Shares shall be effected as follows, subject in each case to Clauses 3(d) and 3(e) above:

(i) in the case of Scheme Shares which at the Scheme Record Time are in certificated form, the New Lloyds TSB Shares to which the Scheme Shareholder is entitled shall be issued in certificated form and a share certificate for those shares shall be issued as soon as reasonably practicable and in any event no later than the fourteenth day following the Effective Date;

(ii) in the case of Scheme Shares which at the Scheme Record Time are in uncertificated form, the New Lloyds TSB Shares to which the Scheme Shareholder is entitled shall be issued in uncertificated form. Lloyds TSB shall procure that Euroclear UK & Ireland is instructed to credit the appropriate stock account in CREST of the Scheme Shareholder with such Scheme Shareholder's

entitlement to New Lloyds TSB Shares as soon as reasonably practicable, and in any event no later than the fourteenth day following the Effective Date. Lloyds TSB reserves the right to issue the New Lloyds TSB Shares to all or any Scheme Shareholder who holds Scheme Shares in uncertificated form at the Scheme Record Time in the manner referred to in sub-clause 3(b)(i) above if, for reasons outside its reasonable control, it is not able to effect settlement in uncertificated form in accordance with this Clause 5(b)(ii);

(iii) in the case of New Lloyds TSB Shares to be sold in accordance with Clause 3(d), 3(e)(i) or 3(e)(ii) which relate to entitlements of HBOS Shareholders who hold their Scheme Shares in certificated form at the Scheme Record Time, Lloyds TSB, shall, on behalf of the nominee appointed pursuant to Clause 3(d) or Clause 3(e)(i) above, or the person appointed by Lloyds TSB in accordance with Clause 3(f) above, deliver or procure delivery to the Scheme Shareholder, or as they may direct, in accordance with the provisions of Clause 3(c) above, of cheques for the sums payable to them. In the case of New Lloyds TSB Shares to be sold in accordance with Clause 3(d), 3(e)(i) or 3(e)(ii) which relate to entitlements of HBOS Shareholder who hold their Scheme Shares in uncertificated form at the Scheme Record Time, Lloyds TSB shall, on behalf of the nominee appointed pursuant to Clause 3(d) or Clause 3(e)(i) above, or the person appointed by Lloyds TSB in accordance with Clause 3(e)(ii) above, make any cash payment pursuant to Clause 3(d), 3(e)(i) or 3(e)(ii) by arranging for the creation of an assured payment obligation in favour of the payment bank of such Scheme Shareholder in accordance with CREST assured payment arrangements (as set out in the CREST Manual), provided that Lloyds TSB may (if, for any reason, it wishes to do so) determine that all or part of such consideration shall be paid by cheque in accordance with the provisions of Clause 5(d) below.

(c) *Settlement of the cash consideration*

As soon as practicable after the Effective Date and, in any event, no later than 14 days after the Effective Date, Lloyds TSB shall satisfy any cash consideration due to holders of B Ordinary Shares as follows:

(i) in the case of Scheme Shares which at the Scheme Record time are in certificated form, Lloyds TSB shall make any cash payment by delivering to the holders of such shares cheques; or

(ii) in the case of Scheme Shares which at the Scheme Record time are in uncertificated form, Lloyds TSB shall make any cash payment by arranging for the creation of an assured payment obligation in favour of the payment bank of the holders of such shares in accordance with the CREST assured payment arrangements (as set out in the CREST Manual), provided that Lloyds TSB reserves the right to settle all or part of the consideration in the manner referred to in Clause 5(c)(i) if, for any reason, it wishes to do so.

(d) *General*

All deliveries of New Lloyds TSB Share certificates, notices, statements and/or cheques required to be made pursuant to this Scheme shall be made by sending the same by first class post in pre-paid envelopes addressed to the persons entitled thereto at their respective addresses as appearing in the Register of Members at the Scheme Record Time or, in the case of joint Holders, at the address of that one of the joint Holders whose name stands first in the said register in respect of such joint holding at such time or in accordance with any special instructions regarding communications, and none of the Company, its Registrar, Lloyds TSB, the nominees referred to in Clause 3(d) or Clause 3(e)(i) above or the person appointed by Lloyds TSB in accordance with Clause 3(e)(ii) above shall be responsible for any loss or delay in the transmission or delivery of any New Lloyds TSB Share certificates, notices, statements or cheques sent in accordance with this sub-clause which shall be sent at the risk of the persons entitled thereto. All cheques shall be in Sterling drawn on a UK clearing bank and shall be made payable to the Holder or, in the case of joint Holders, to that one of the joint Holders whose name stands first in the Register of Members in respect of such joint holding at the Scheme Record Time or to such other persons (if any) as such persons may direct in writing and the encashment of any such cheque as is referred to in Clause 5(b)(iii) and 5(c) above shall be a complete discharge for the moneys represented thereby.

6. Certificates relating to Scheme Shares

With effect from, and including, the Effective Date, all certificates representing Scheme Shares shall cease to be valid for any purpose. In addition, with effect from, and including, the Effective Date, in respect of those Scheme Shareholders holding their Scheme Shares in uncertificated form, Euroclear UK & Ireland shall be instructed to cancel the entitlements to such Scheme Shares.

7. Operation of this Scheme

(a) Part I of this Scheme shall become effective in accordance with its terms as soon as a certified copy of the Scheme Court Order has been delivered to the Registrar of Companies. Part II of this Scheme shall become effective as soon as a certified copy of the Reduction Court Order, with the associated minute of the reduction of capital attached thereto, has been delivered to the Registrar of Companies for registration and registered by him.

(b) Unless this Scheme shall become effective on or before 28 February 2009, or such later date (if any) as (subject to the City Code on Takeovers and Mergers) the Company and Lloyds TSB may agree and (if required) the Court may allow, this Scheme shall never become effective and shall lapse.

8. Mandates

Each mandate in force at the Scheme Record Time relating to the payment of dividends on Scheme Shares that are in certificated form and each instruction then in force in respect of the Scheme Shares that are in certificated form as to notices and other communications shall, unless and until varied or revoked, be deemed as from the Effective Date to be a valid and effective mandate or instruction to Lloyds TSB in relation to the corresponding New Lloyds TSB Shares to be allotted and issued pursuant to this Scheme, provided that mandates in force at the Effective Date in relation to the HBOS Dividend Reinvestment Plan will not continue and, to the extent that a Scheme Shareholder is also a holder of Lloyds TSB Shares at the Effective Date, mandates given to Lloyds TSB in respect of Lloyds TSB Shares held by such person will also apply in respect of New Lloyds TSB Shares received pursuant to this Scheme.

9. Modification

The Company and Lloyds TSB may jointly consent on behalf of all persons concerned to any modification of or addition to (including, without limitation, any modification or addition which represents an improvement in the value and/or terms of the Scheme to Scheme Shareholders (as determined by agreement among Morgan Stanley, Dresdner Kleinwort, Merrill Lynch, UBS and the board of directors of the Company)) this Scheme or to any condition which the Court may think fit to approve or impose.

10. Governing Law

This Scheme is governed by Scots law and is subject to the jurisdiction of the Court. The rules of the City Code on Takeovers and Mergers will, so far as they are appropriate, apply to this Scheme.

14 November 2008

NOTICE OF COURT MEETING

HBOS plc

(registered in Scotland with registered number SC218813)

NOTICE IS HEREBY GIVEN that, in a petition presented by HBOS plc (the **Company**) to the Court of Session in Edinburgh, Scotland (the **Court**) and by an order pronounced on 14 November 2008 (the **Order**), the Court has directed that a meeting (the **Court Meeting**) of the holders (other than Restricted Entities (as defined in the Scheme)) of the Scheme Shares (as defined in the Scheme referred to below) be convened for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement (the **Scheme**) pursuant to Part 26 of the Companies Act 2006 proposed to be made between the Company and the holders of Scheme Shares (**Scheme Shareholders**) and that such meeting will be held at The NEC Birmingham, B40 1NT on 12 December 2008 at 10.00 a.m. (London time), at which place and time all Scheme Shareholders (other than Restricted Entities) are invited to attend.

At the Court Meeting, the following resolution will be proposed:

> "That the scheme of arrangement dated 14 November 2008 (the **Scheme**), between the Company and the Scheme Shareholders (as defined in the Scheme), a print of which has been produced to this meeting and for the purposes of identification signed by the chairman hereof in its original form or with or subject to any modification, addition or condition approved or imposed by the Court, be approved and the directors of the Company be authorised to take all such actions as they consider necessary or appropriate for carrying the Scheme into effect."

Voting on the resolution will be by poll which shall be conducted as the chairman of the Court Meeting may determine. For the Court Meeting (or any adjournment thereof) to be properly convened, a quorum of two persons (other than Restricted Entities) entitled to vote upon the business to be transacted, each being a Scheme Shareholder, the proxy of a Scheme Shareholder or (where the Scheme Shareholder is a corporation) a duly authorised representative must be present.

A copy of the Scheme and a copy of the explanatory statement required to be furnished pursuant to section 897 of the Companies Act 2006 in relation to the Scheme are incorporated in the document of which this notice forms part.

By the Order, the Court has appointed Lord Stevenson, or, failing him, Sir Ron Garrick or failing him, Ms Karen Jones, to act as chairman of the Court Meeting and has directed the chairman to report the result of the meeting to the Court.

The Scheme will be subject to the subsequent sanction of the Court.

Dated 14 November 2008

Allen & Overy LLP One Bishops Square London E1 6AD	Dickson Minto W.S. 16 Charlotte Square Edinburgh EH2 4DF

Solicitors for the Company

Information for Scheme Shareholders

Scheme Shareholders entitled to attend, speak and vote at the Court Meeting may vote in person at the Court Meeting or they may appoint another person as their proxy to attend and vote in their stead or, if any Scheme Shareholder is a corporation, it may vote by way of (a) corporate representative(s). A proxy need not be a member of the Company. A blue Form of Proxy for use at the Court Meeting is enclosed with this notice. Completion and return of a blue Form of Proxy will not prevent a Scheme Shareholder from attending and voting at the Court Meeting, or any adjournment thereof, in person if he or she wishes to do so.

Scheme Shareholders are entitled to appoint a proxy in respect of some or all of their Scheme Shares. Scheme Shareholders are also entitled to appoint more than one proxy, provided that each proxy is appointed to exercise the rights attached to a different Scheme Share held by such holder. A space has been included in the blue Form of Proxy to allow Scheme Shareholders to specify the number of Scheme Shares in respect of which that proxy is appointed. Scheme Shareholders who return the blue Form of Proxy duly executed but leave this space blank will be deemed to have appointed the proxy in respect of all of their Scheme Shares. Scheme Shareholders who wish to appoint more than one proxy in respect of their shareholding should contact the Registrar for further blue Forms of Proxy or photocopy the Form of Proxy as required.

In the case of joint holders of Scheme Shares, the vote of the senior who tenders a vote, whether in person or by proxy, or (where that senior joint holder is a corporation) by corporate representative, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint holding.

It is requested that blue Forms of Proxy, together with any power of attorney or other authority (if any) under which it is signed, be lodged with Computershare Investor Services PLC, PO Box 1912, The Pavilions, Bridgwater Road, Bristol BS3 9BR, not less than 48 hours before the time appointed for the Court Meeting or any adjournment thereof but if Forms of Proxy are not so lodged they may be handed to the Company's registrar on behalf of the chairman of the Court Meeting before the start of the Court Meeting (or adjourned meeting).

As an alternative to completing and returning the printed Form of Proxy, you may submit your Form of Proxy electronically by accessing www.hbosplc.com/gm/onlinevoting. For security purposes, members will need to provide their Online Proxy Voting Pin (printed on the blue Form of Proxy) and postcode to validate the submission of their blue Form of Proxy online.

The completion and return of a blue Form of Proxy will not preclude a member from attending and voting in person at the meeting.

Scheme Shareholders entitled to attend and vote at the Court Meeting who hold their Scheme Shares through CREST may appoint a proxy or proxies through the CREST electronic proxy appointment service by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "**CREST Proxy Instruction**") must be properly authenticated in accordance with Euroclear UK & Ireland's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or any amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare (ID 3RA50) not later than 48 hours before the time fixed for the Court Meeting (or any adjournment thereof). For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Computershare is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the CREST Regulations.

Entitlement to attend and vote at the Court Meeting or any adjournment thereof, and the number of votes which may be cast thereat, will be determined by reference to the Register of Members of the Company at 6.00 p.m. on 10 December 2008 or, if the meeting is adjourned, 6.00 p.m. on the day two days before the date fixed for such adjourned meeting. Changes to the Register of Members of the Company after 6.00 p.m. on 10 December 2008 or, if the meeting is adjourned, 6.00 p.m. on the day two days before the date fixed for such adjourned meeting, shall be disregarded in determining the rights of any person to attend and vote at the Court Meeting.

In order to facilitate voting by corporate representatives at the Court Meeting, arrangements will be put in place at the Court Meeting so that: (i) if a corporate shareholder has appointed the chairman of the meeting as its corporate representative to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the meeting, then on a poll those corporate representatives will give voting directions to the chairman and the chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the meeting but the corporate shareholder has not appointed the chairman of the meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll, and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of appointment letter if the chairman is being appointed as described in (i) above.

Information for HBOSSA Participants, Halifax Share Dealing Account Participants and HBOS Share ISA Participants

HBOSSA Participants, Halifax Share Dealing Account Participants and HBOS Share ISA Participants are requested to complete and sign the enclosed blue Form of Direction and return it in accordance with the instructions printed thereon as soon as possible, but in any event, so as to be received at Computershare Investor Services PLC, PO Box 1912, The Pavilions, Bridgwater Road, Bristol BS3 9BR at least 72 hours before the time fixed for the meeting or any adjournment thereof.

By completing and returning a Form of Direction, HBOSSA Participants, Halifax Share Dealing Account Participants or HBOS Share ISA Participants may either: (a) instruct Halifax Nominees Limited, HSDL Nominees Limited or Halifax Investment Services Limited (as appropriate) to appoint a proxy (who may be the chairman of the meeting) to attend and vote on their behalf, or (b) request that Halifax Nominees Limited, HSDL Nominees Limited or Halifax Investment Services Limited (as appropriate) appoint them as proxy in order for them to attend and vote at the meeting themselves.

Alternatively, HBOSSA Participants, Halifax Share Dealing Account Participants and HBOS Share ISA Participants wishing to vote on the Scheme and/or attend the meeting in person may withdraw their HBOS Shares from the HBOS Shareholder Account, Halifax Share Dealing Account or HBOS ISA, as appropriate, (in accordance with its terms and conditions) so as to become registered holders of HBOS Shares prior to the Voting Record Time.

In order to do this please contact the Registrar to request the appropriate form for completion. Participants should ensure their duly completed form reaches the Registrar by 1 December 2008 to allow for adequate time to complete this process and so be eligible to vote as a registered shareholder.

As an alternative to completing and returning the printed Form of Direction, you may submit your Form of Direction electronically by accessing www.hbosplc.com/gm/onlinevoting. For security purposes, participants will need to provide their Online Proxy Voting Pin (printed on the blue Form of Direction) and postcode to validate the submission of their blue Form of Direction online.

Information for HBOS ADS Holders

If you are a registered holder of HBOS ADSs, please complete and sign the enclosed ADS Voting Instruction Card in accordance with the instructions printed thereon and return it in the white postage-paid envelope provided (for use in the US only) to the HBOS Depositary at the appropriate address set forth on the ADS Voting Instruction Card as soon as possible and, in any event, so as to be received no later than 5.00 p.m. (New York time) on 9 December 2008. The HBOS Preference Share Depositary will endeavour to vote in accordance with your instructions.

If you hold your HBOS ADSs indirectly, you must rely on the procedures of the bank, broker or other financial institution through which you hold your HBOS ADSs if you wish to give voting instructions. Alternatively, if you wish to vote on the Scheme and/or attend the meeting, you may present your HBOS ADSs to the HBOS Depositary for cancellation and receive (upon compliance with the HBOS Deposit Agreement pursuant to which the underlying HBOS Shares have been deposited, including payment of any depositary fees and any applicable taxes and governmental charges) delivery of the underlying HBOS Shares so as to become a registered holder of such HBOS Shares prior to the Voting Record Time.

Only holders of HBOS ADSs on the register of ADS Holders of the HBOS Depositary as at 5.00 p.m. (New York time) on 10 November 2008 shall be entitled to give voting instructions in respect of the Court Meeting in respect of the number of Scheme Shares underlying their HBOS ADSs at that time.

General

Forms of Proxy, Forms of Direction and ADS Voting Instruction Cards returned by fax or email will not be accepted.

Nominated persons are reminded that they should contact the registered holder of their shares (and not the Company) on matters relating to their investments in the Company.

As at 12 November 2008 (the latest practicable date prior to publication of this notice) the Company's issued ordinary share capital consists of 5,408,389,326 ordinary shares, none of which are held in treasury. Therefore the Company's total issued voting capital is 5,408,389,326 as at 12 November 2008.

NOTICE OF HBOS GENERAL MEETING

HBOS plc

(registered in Scotland with registered number SC218813)

NOTICE IS HEREBY GIVEN that a general meeting of HBOS plc (the **Company**) will be held at The NEC Birmingham B40 1NT on 12 December 2008 at 10.10 a.m. (or as soon thereafter as the Court Meeting (as defined in the circular to the Company's shareholders dated 14 November 2008 of which this notice of general meeting forms part (the **Circular**)) convened for 10.00 a.m. on the same day, and at the same place, by orders of the Court of Session, Edinburgh, Scotland shall have concluded or been adjourned) for the purpose of considering and, if thought fit, passing the following resolutions, of which resolution 1 will be proposed as an ordinary resolution and resolutions 2 to 13 will be proposed as special resolutions:

ORDINARY RESOLUTION

1. APPROVAL OF RULE 9 WAIVER

THAT, subject to and conditional on the Placing and the Open Offer (each as defined in the Circular) becoming unconditional, the waiver granted by the Panel on Takeovers and Mergers of any obligation which might otherwise arise for The Commissioners of Her Majesty's Treasury or their nominee (**HM Treasury**) to make a general cash offer to the remaining ordinary shareholders of the Company for all the issued ordinary shares in the capital of the Company held by them pursuant to Rule 9 of the City Code on Takeovers and Mergers, following completion of the Placing and the Open Offer, be and is hereby approved.

SPECIAL RESOLUTIONS

2. APPROVAL OF CAPITAL RAISING

THAT, subject to and conditional on resolution 3 set out in this notice of general meeting being passed:

(a) the authorised share capital of the Company be increased from £5,410,000,000, €3,000,000,000, US$5,000,000,000, AUS$1,000,000,000, CAN$1,000,000,000 and YEN100,000,000,000 to £7,288,000,000, €3,000,000,000, US$5,000,000,000, AUS$1,000,000,000, CAN$1,000,000,000 and YEN100,000,000,000 by the creation of:

  (i) 7,500,000,000 new ordinary shares of 25 pence each; and

  (ii) 3,000,000 new preference shares of £1 each;

(b) (i) pursuant to Section 80 of the Companies Act 1985, the directors of the Company (the **Directors**) be and are hereby generally and unconditionally authorised to exercise all the powers of the Company to allot relevant securities (as defined in Section 80(2) of the Companies Act 1985) up to an aggregate nominal amount of:

    (A) £1,875,000,000 in respect of ordinary shares of 25 pence each in connection with the Placing and Open Offer; and

    (B) £3,000,000 in respect of preference shares of £1 each;

  (ii) the authority given by this section (b) of this resolution shall expire on 30 June 2009, and is in addition to and without prejudice to any other authorities under section 80 of the Companies Act 1985 to allot relevant securities of the Company previously granted and in force, or to be granted, on the date on which this resolution is passed. (For the avoidance of doubt the authority given by this section (b) of this resolution 2 will not invalidate, and will not be invalidated by, any authority given by any other section of this resolution or by resolution 3, 4 or 5 below); and

  (iii) during the period stipulated in (ii) above, the Directors can make offers and enter into agreements which would or might require relevant securities to be allotted after the expiry of such period and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired; and

(c) the terms of the Capital Raising (as described and defined in the Circular) be and are hereby approved and the Directors be and are hereby directed to implement the Capital Raising on the basis described in the Circular and generally and unconditionally authorised to exercise all the powers of the Company to the extent the Directors determine necessary to implement the Capital Raising.

3. ORDINARY SHARE SCHEME OF ARRANGEMENT

THAT, subject to and conditional on the passing of the resolution to be proposed at the Court Meeting (as defined in the scheme of arrangement referred to below) and resolution 2:

(a) for the purposes of giving effect to the scheme of arrangement dated 14 November 2008 proposed to be made between the Company and Scheme Shareholders (as defined in the said scheme) in its original form or subject to any modification, addition or condition (including, without limitation, any modification or addition which represents an improvement in the value and/or terms of the Acquisition (as defined in the said scheme) to Scheme Shareholders (as determined by Morgan Stanley & Co Limited, Dresdner Kleinwort Limited, Merrill Lynch International, UBS Limited and the board of directors of the Company)) agreed by the Company and Lloyds TSB Group plc (**Lloyds TSB**) which the Court may think fit to approve or impose (the **Scheme**):

(i) upon delivery of a certified copy of the Court order sanctioning the Scheme to the Registrar of Companies in Scotland each of the Scheme Shares (as defined in the Scheme) be reclassified as an A ordinary share of 25 pence in the capital of the Company (**A Ordinary Share**) or a B ordinary share of 25 pence in the capital of the Company (**B Ordinary Share**), on the following basis:

(A) each Scheme Share which is held by (or by a nominee on behalf of) any of the Restricted Entities (as defined in the Scheme) shall be reclassified as a B Ordinary Share; and

(B) each other Scheme Share shall be reclassified as an A Ordinary Share;

(ii) with effect from the reclassification referred to in paragraph (i) above, the articles of association of the Company shall be amended by the deletion in its entirety of the existing Article 3.1 and its replacement with the following new Article 3.1:

"3.1 Authorised share capital

Words and expressions defined in the circular to the shareholders of the Company dated 14 November 2008 shall have the same meaning in this Article 3.1, save where the context requires otherwise.

3.1.1 The authorised share capital of the Company is £7,288,000,000, €3,000,000,000, US$5,000,000,000, AUS$1,000,000,000, CAN$1,000,000,000 and YEN100,000,000,000 divided into Ordinary Shares of 25 pence each, A ordinary shares of 25 pence each (**A Ordinary Shares**) and B ordinary shares of 25 pence each (**B Ordinary Shares**), 375,000,000 9¼% non-cumulative irredeemable preference shares of £1 each, 125,000,000 9¾% non-cumulative irredeemable preference shares of £1 each, 2,596,834,398 preference shares of £1 each, 200,000,000 6⅛% non-cumulative redeemable preference shares of £1 each, 250,000 8.117% non-cumulative perpetual preference shares class "A" of £10 each, 150,000 7.754% non-cumulative perpetual preference shares class "B" of £10 each, 750,000 6.0884% non-cumulative preference shares of £1 each, 198,065,600 6.475% non cumulative preference shares of £1 each, 350,002 6.3673% fixed-to-floating rate non-cumulative preference shares of £1 each, 3,000,000,000 preference shares of €1 each, 4,997,750,000 preference shares of US$1 each, 750,000 6.413% non-cumulative callable fixed-to-floating rate Series 'A' preference shares of US$1 each, 750,000 5.92% non-cumulative callable fixed-to-floating rate Series 'B' preference shares of US$1 each, 750,000 6.657% non-cumulative callable preference shares of US$1 each, 1,000,000,000 preference shares of AUS$1 each, 1,000,000,000 preference shares of CAN$1 each, 400,000,000 preference shares of 250YEN each, 3,000,000 12% fixed-to-floating callable non-cumulative preference shares of £1 each (any of which preference shares may be reclassified into A preference shares (**A Preference Shares**) and B preference shares (**B Preference Shares**) as a result of implementation of the HBOS Preference Share Scheme) and one deferred share of 25 pence (the **Deferred Share**).

3.1.2 The A Ordinary Shares and the B Ordinary Shares shall rank *pari passu* as if they were the same class of share in all respects and the rights attaching to such shares shall be identical, save to the extent set out in paragraphs (a) and (b) below:

(a) the rights of the holders of A Ordinary Shares in respect of consideration for the cancellation of such shares under the Scheme shall be satisfied by the issue to such holders of the number of New Lloyds TSB Shares to which they shall be entitled in accordance with the Scheme; and

(b) the rights of the holders of B Ordinary Shares in respect of the consideration for the cancellation of such shares under the Scheme shall be satisfied by the payment to such holders of the amount of cash consideration to which they shall be entitled in accordance with the Scheme.";

(b) contingently upon the reclassification referred to in paragraph (a)(i) above taking effect and the requisite entries having been made in the register of members of the Company, the share capital of the Company be reduced by cancelling and extinguishing A Ordinary Shares and B Ordinary Shares;

(c) forthwith and contingently upon the reduction of capital referred to in paragraph (b) above taking effect, the share capital of the Company be increased to its former amount by the creation of such number of new ordinary shares of 25 pence each in the capital of the Company (the **New Ordinary Shares**) as is equal to the aggregate number of A Ordinary Shares and B Ordinary Shares cancelled pursuant to paragraph (b) above;

(d) forthwith and contingently upon the reduction of capital referred to in paragraph (b) above taking effect:

(i) the reserve arising in the books of account of the Company as a result of the said reduction of capital be capitalised and applied by the Company in paying up in full at par all of the New Ordinary Shares created pursuant to paragraph (c) above, which shall be allotted and issued, credited as fully paid up, to Lloyds TSB or its nominee, in accordance with the Scheme;

(ii) the directors of the Company be and are hereby generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Companies Act 1985) in the form of the New Ordinary Shares, provided always that (A) this authority shall expire on the fifth anniversary of the date of this resolution; (B) the maximum nominal amount of shares which may be allotted hereunder shall be the aggregate nominal amount of the New Ordinary Shares created pursuant to paragraph (c) above of this resolution; and (C) this authority shall be without prejudice to any other authority under the said section 80 previously granted and in force, or to be granted, on the date on which this resolution is passed; and

provided that, if the reduction of capital referred to in paragraph (b) above does not become effective within ten business days of the Reorganisation Record Time (as defined in the Scheme) or such earlier date as the Company and Lloyds TSB may agree and the Company may announce through a Regulatory Information Service (as defined in the Listing Rules of the UK Listing Authority), the reclassifications effected by paragraph (a)(i) above shall be reversed and the A Ordinary Shares and B Ordinary Shares shall revert to ordinary shares of 25 pence each in the capital of the Company, and the new Article 3.1 adopted and included in the articles of association of the Company pursuant to paragraph (a)(ii) above shall be amended accordingly;

(e) forthwith upon the passing of this resolution, the Articles shall be amended by the adoption and inclusion of the following new Article 168:

"168. Ordinary Scheme of Arrangement

168.1 In this Article 168.1, references to the "**Scheme**" are to the scheme of arrangement under sections 895 to 899 of the Companies Act 2006 between the Company and the Scheme Shareholders dated 14 November 2008, as it may be modified or amended (including, without limitation, any modification or addition which represents an improvement in the value and/or terms of the Acquisition to the Scheme Shareholders (as determined by Morgan Stanley & Co. Limited, Dresdner Kleinwort Limited, Merrill Lynch International, UBS Limited and the board of directors of the Company)) as agreed by the Company and Lloyds TSB and which the Court may think fit to approve or impose, and (save as defined in this Article) terms defined in the Scheme shall have the same meanings in this Article.

168.2 Notwithstanding any other provision of these Articles, if the Company issues any HBOS Shares on or after the adoption of this Article and prior to the Scheme Record Time, such shares shall be allotted and issued subject to the terms of the Scheme and shall be Scheme Shares for the purposes of the Scheme, and the original or any subsequent holder or holders of such HBOS Shares shall be bound by the Scheme accordingly, provided that any HBOS Shares issued (other than as aforesaid) after the Reorganisation Record Time shall be issued as A Ordinary Shares.

168.3 Subject to and with effect from the Effective Date, if following the Scheme Record Time any HBOS Shares are issued to any person or persons (each a **New Member** in this Article 168) other than any member of the Lloyds TSB Group or its nominee or nominees, such HBOS Shares will be allotted and issued on terms that they must be immediately transferred to Lloyds TSB or to its nominee or nominees in consideration for the issue or transfer by Lloyds TSB to the New Member of such number of Lloyds TSB Shares (credited as fully paid) as that New Member would have been entitled to had each HBOS Share transferred hereunder been an A Ordinary Share but not, for the avoidance of doubt, any dividends or other distribution payable, or return of capital made, by reference to a record time preceding the date of transfer that the New Member would have been entitled to had each HBOS Share transferred hereunder been an A Ordinary Share, subject to Article 168.4 below.

168.4 The number of New Lloyds TSB Shares to be issued and delivered to the New Member under Article 168.3 above may be adjusted by the directors of the Company in such manner as the auditors of the Company may determine to be appropriate on any reorganisation or material alteration (including, without limitation, any sub-division and/or consolidation) of the share capital of either the Company or Lloyds TSB carried out on or after the Effective Date and the determination by the auditors of the Company, in the absence of manifest error, shall be final and binding on all concerned.

168.5 To give effect to any such transfer required by this Article 168, the Company may appoint any person to execute and deliver a form of transfer on behalf of the New Member in favour of Lloyds TSB or its nominee or nominees and to agree for and on behalf of the New Member to become a member of Lloyds TSB. Pending the registration of Lloyds TSB as the holder of any HBOS Share to be transferred pursuant to this Article 168, Lloyds TSB shall be empowered to appoint a person

nominated by the directors of Lloyds TSB to act as attorney on behalf of the New Member in accordance with such directions as Lloyds TSB may give in relation to any dealings with or disposal of such HBOS Share (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and the registered holders of such HBOS Share shall exercise all rights attaching thereto in accordance with such directions but not otherwise.

168.6 The issue and allotment of any Lloyds TSB Shares in respect of any HBOS Shares transferred pursuant to this Article 168 shall be made within 14 days of the date of transfer of HBOS Shares. The Lloyds TSB Shares to be issued and allotted pursuant to this Article 168 shall be issued in certificated or uncertificated form as Lloyds TSB may determine in its absolute discretion. In the case of Lloyds TSB Shares issued in certificated form Lloyds TSB shall, not less than 28 days after the date of transfer of the HBOS Shares in respect of which the Lloyds TSB Shares are issued, send without charge to such New Member or his nominee a certificate for the Lloyds TSB Shares so issued by ordinary post at the risk of the New Member concerned";

(f) forthwith upon the passing of this resolution:

(i) one authorised but unissued ordinary share of the Company be reclassified as a deferred share of 25 pence (the **Deferred Share**), such Deferred Share to have all the rights of an Ordinary Share as set out in the Articles, as amended pursuant to paragraph (ii) below;

(ii) the articles of association of the Company be altered by the adoption and inclusion of the following new Article 169:

"169. The Deferred Share so designated by special resolution of the Company passed on the same date as the date of adoption of this Article shall have all the rights of an Ordinary Share, save that:

(A) the holder of the Deferred Share shall not be entitled to receive a dividend nor to have any other right of participation in the profits of the Company;

(B) the holder of the Deferred Share shall have no right to attend or vote at any general meeting of the Company; and

(C) on a return of capital on the winding up of the Company or otherwise, the holder of the Deferred Share shall be entitled, subject to the payment to the holders of all other classes of shares of the amount paid up on such shares, to a repayment of the capital paid up on the Deferred Share, but shall have no further rights of participation in the assets of the Company.";

(ii) the directors be generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 to allot the Deferred Share provided that (A) this authority shall expire on the fifth anniversary of the date of this resolution and (B) this authority shall be without prejudice to any other authority under the said section 80 previously granted and in force, or to be granted, on the date on which this resolution is passed; and

(iii) pursuant to and during the period of the authority conferred by subparagraph (ii), the Directors be empowered to allot the said Deferred Share wholly for cash as if section 89(1) of the Companies Act 1985 did not apply to any such allotment.

4. PREFERENCE SCHEME OF ARRANGEMENT

THAT, subject to and conditional on resolution 3 set out in this notice of general meeting being passed and becoming unconditional:

(a) for the purposes of giving effect to the scheme of arrangement dated 14 November 2008 proposed to be made between the Company and the holders of (i) the 9¼% non-cumulative irredeemable preference share of £1 each (**HBOS 9¼% Preference Shares**); (ii) the 9¾% non-cumulative irredeemable preference share of £1 each (**HBOS 9¾% Preference Shares**); (iii) the 6.0884% non-cumulative preference share of £1 each (**HBOS 6.0884% Preference Shares**); (iv) the 6.475% non-cumulative preference share of £1 each (**HBOS 6.475% Preference Shares**); (v) the 6.3673% fixed-to-floating non-cumulative preference share of £1 each (**HBOS 6.3673% Preference Shares**); (vi) the 6.413% non-cumulative callable fixed-to-floating rate Series 'A' preference share of US$1 each (**HBOS 6.413% Preference Shares**); (vi) the 5.92% non-cumulative callable fixed-to-floating rate series 'B' preference share of US$1 each (**HBOS 5.92% Preference Shares**); (viii) the 6.657% non-cumulative callable preference share of US$1 each (**HBOS 6.657% Preference Shares**); and (ix) the 12% fixed-to-floating non-cumulative callable preference shares of £1 each (the **HBOS 12% Preference Shares**) in its original form or subject to any modification or addition which represents an improvement in the value and/or terms to the relevant shareholders agreed by the Company and Lloyds TSB which the Court may think fit to approve or impose (the **Preference Scheme**):

(i) upon delivery of a certified copy of the Court order sanctioning the Preference Scheme to the Registrar of Companies in Scotland, if an interest in any Preference Scheme Shares (as defined in paragraph (b) below) of any one or more particular class (each a **Reclassified Class**) is held by a Restricted Entity (as defined in the Preference Scheme) each of the Preference Scheme Shares of

each Reclassified Class shall be reclassified as an A Preference Share (as defined in the Preference Scheme) or a B Preference Share (as defined in the Preference Scheme), of that Reclassified Class, as the case may be, on the following basis:

(A) each Preference Scheme Share of any Reclassified Class in respect of which an interest is held by a Restricted Entity shall be reclassified as a B Preference Share of the relevant Reclassified Class; and

(B) each other Preference Scheme Share of the relevant Reclassified Class shall be reclassified as an A Preference Share of that Reclassified Class;

(ii) with effect from any reclassification referred to in paragraph (i) above, the articles of association of the Company shall be amended by the addition of the following new Article 3.3:

"3.3 A Preference Shares and B Preference Shares

Words and expressions defined in the circular to the preference shareholders of the Company dated 14 November 2008 shall have the same meaning in this Article 3.3, save where the context requires otherwise. The A Preference Shares of any Reclassified Class and the B Preference Shares of such Reclassified Class shall rank *pari passu* as if they were the same class of share in all respects and the rights attaching to such shares shall be identical and shall be the same as the rights attaching to such shares before they were reclassified as A Preference Shares or B Preference Shares, save to the extent set out in paragraphs (a) and (b) below:

(a) the rights of the holders of A Preference Shares of any Reclassified Class in respect of consideration for the cancellation of such shares under the Preference Scheme shall be satisfied by the issue to such holders of the number and class of New Lloyds TSB Preference Shares to which they shall be entitled in accordance with the Preference Scheme; and

(b) the rights of the holders of B Preference Shares of any Reclassified Class in respect of the consideration for the cancellation of such shares under the Preference Scheme shall be satisfied by the payment to such holders of such amount of cash as such holders shall be entitled to receive in accordance with the Preference Scheme.";

(b) the preference shares (including, where applicable, any A Preference Shares or B Preference Shares) that are to be cancelled pursuant to the reductions of capital set out in resolutions 5 to 13 set out in this notice of general meeting be referred to as the **Preference Scheme Shares** (provided that if a resolution relating to the cancellation of a particular class of preference share is not passed or the holders of such class of shares do not approve the Preference Scheme by the requisite majority at an appropriate meeting of such holders, that class of preference share shall not be reclassified or cancelled nor shall such classes of preference shares be deemed to be Preference Scheme Shares and references to Preference Scheme Shares shall be interpreted accordingly);

(c) forthwith and contingently upon the reductions of capital in respect of the Preference Scheme Shares taking effect, the share capital of the Company be increased to its former amount by the creation of such number of new preference shares in the capital of the Company (the **New Preference Shares**) as is equal to the number of Preference Scheme Shares in the different classes cancelled pursuant to resolutions 5 to 13 set out in this notice of general meeting and having the same rights (as amended by this resolution) as the Preference Scheme Shares in the different classes so cancelled;

(d) forthwith and contingently upon the reduction of capital in respect of the Preference Scheme Shares taking effect;

(i) the reserve arising in the books of account of the Company as a result of the said reductions of capital be capitalised and applied by the Company in paying up in full at par all of the New Preference Shares created pursuant to paragraph (c) above, which shall be issued, credited as fully paid up and treated as having the same share premium as that of the corresponding Preference Scheme Shares, to Lloyds TSB (or its nominees) in accordance with the Preference Scheme; and

(ii) the directors of the Company be and they are hereby generally and unconditionally authorised pursuant to and in accordance with section 80 of the Company Act 1985 to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Companies Act 1985) in the form of the New Preference Shares, provided always that (A) this authority shall expire on the fifth anniversary of the date of this resolution; (B) the maximum nominal amount of shares which may be allotted hereunder shall be the aggregate nominal amount of the New Preference Shares created pursuant to paragraph (d) above of this resolution; and (C) this authority shall be without prejudice to any other authority under the said section 80 previously granted and in force, or to be granted, on the date on which this resolution is passed; and

(e) forthwith upon the passing of this resolution, the Articles shall be amended by the adoption and inclusion of the following new Article 170:

"170. Preference Scheme of Arrangement

170.1 In this Article 170.1, references to the "**Preference Scheme**" are to the scheme of arrangement under sections 895 to 899 of the Companies Act 2006 between the Company and the Preference Scheme Shareholders (as defined in the Preference Scheme) dated 14 November 2008, as it may be modified or amended (including, without limitation, any modification or addition which represents an improvement in the value and/or terms to the Preference Scheme Shareholders) as agreed by the Company and Lloyds TSB and which the Court may think fit to approve or impose, and (save as defined in this Article) terms defined in the Preference Scheme shall have the same meanings in this Article.

170.2 Notwithstanding any other provision of these Articles, if the Company issues any preference shares of the same class as any Preference Scheme Shares on or after the adoption of this Article and prior to the Preference Scheme Record Time, such shares shall be allotted and issued subject to the terms of the Preference Scheme and shall be Preference Scheme Shares for the purposes of the Preference Scheme, and the original or any subsequent holder or holders of such preference share shall be bound by the Preference Scheme accordingly, provided that if such Preference Scheme Shares are of a class of Preference Scheme Shares that has been reclassified as A Preference Shares and B Preference Shares, such preference shares shall be either A Preference Shares or B Preference Shares on the same basis as if they had been reclassified pursuant to the Preference Scheme.

170.3 Subject to and with effect from the Effective Date, if following the Preference Scheme Record Time any preference shares of the same class as any Preference Scheme Shares are issued to any person or persons (each a "**New Member**" in this Article 170) other than any member of the Lloyds TSB Group or its nominee or nominees, such preference shares will be allotted and issued on terms that they must be immediately transferred to Lloyds TSB or to its nominee or nominees in consideration for the issue or transfer by Lloyds TSB to the New Member of such number of New Lloyds TSB Preference Shares (credited as fully paid) as that New Member would have been entitled to had each preference share transferred hereunder been a Preference Scheme Share and, if such preference shares are of a class that has been reclassified as A Preference Shares and B Preference Shares, had such preference shares been A Preference Shares but not, for the avoidance of doubt, any dividends or other distribution payable, or return of capital made, by reference to a record time preceding the date of transfer that the New Member would have been entitled to had each preference share transferred hereunder been a Preference Scheme Share, subject to Article 170.4 below.

170.4 The number of New Lloyds TSB Preference Shares to be issued and delivered to the New Member under Article 170.3 above may be adjusted by the directors of the Company in such manner as the auditors of the Company may determine to be appropriate on any reorganisation or material alteration (including, without limitation, any sub-division and/or consolidation) of the share capital of either the Company or Lloyds TSB carried out on or after the Effective Date and the determination by the auditors of the Company, in the absence of manifest error, shall be final and binding on all concerned.

170.5 To give effect to any such transfer required by this Article 170, the Company may appoint any person to execute and deliver a form of transfer on behalf of the New Member in favour of Lloyds TSB or its nominee or nominees and to agree for and on behalf of the New Member to become a member of Lloyds TSB. Pending the registration of Lloyds TSB as the holder of any preference share to be transferred pursuant to this Article 170, Lloyds TSB shall be empowered to appoint a person nominated by the directors of Lloyds TSB to act as attorney on behalf of the New Member in accordance with such directions as Lloyds TSB may give in relation to any dealings with or disposal of such preference share (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and the registered holders of such preference share shall exercise all rights attaching thereto in accordance with such directions but not otherwise.

170.6 The issue and allotment of any New Lloyds TSB Preference Shares in respect of any preference shares transferred pursuant to this Article 170 shall be made within 14 days of the date of transfer of those preference shares. The New Lloyds TSB Shares to be issued and allotted pursuant to this Article 170 shall be issued in certificated or uncertificated form as Lloyds TSB may determine in its absolute discretion. In the case of New Lloyds TSB Preference Shares issued in certificated form Lloyds TSB shall, not less than 28 days after the date of transfer of the preference shares in respect of which the New Lloyds TSB Preference Shares are issued, send without charge to such New Member or his nominee a certificate for the New Lloyds TSB Preference Shares so issued by ordinary post at the risk of the New Member concerned."

5. PREFERENCE SCHEME: HBOS 9¼% PREFERENCE SHARES

THAT, subject to and conditional on resolutions 3 and 4 as set out in this notice of general meeting and the resolution set out in the notice of the Preference Court Meeting (as defined in the Preference Scheme) relating to the HBOS 9¼% Preference Shares being passed, for the purpose of giving effect to the Preference Scheme, the share capital of the Company be reduced by cancelling and extinguishing the HBOS 9¼% Preference Shares in accordance with the terms of the Preference Scheme or, to the extent that the HBOS 9¼% Preference Shares have been reclassified into A Preference Shares and B Preference Shares

pursuant to resolution 4(a) as set out in this notice of general meeting, the A Preference Shares and B Preference Shares in respect of the HBOS 9¼% Preference Shares.

6. PREFERENCE SCHEME: HBOS 9¾% PREFERENCE SHARES

THAT, subject to and conditional on resolutions 3 and 4 as set out in this notice of general and the resolution set out in the notice of the Preference Court Meeting (as defined in the Preference Scheme) relating to the HBOS 9¾% Preference Shares meeting being passed, for the purpose of giving effect to the Preference Scheme, the share capital of the Company be reduced by cancelling and extinguishing the HBOS 9¾% Preference Shares in accordance with the terms of the Preference Scheme or, to the extent that the HBOS 9¾% Preference Shares have been reclassified into A Preference Shares and B Preference Shares pursuant to resolution 4(a) as set out in this notice of general meeting, the A Preference Shares and B Preference Shares in respect of the HBOS 9¾% Preference Shares.

7. PREFERENCE SCHEME: HBOS 6.0884% PREFERENCE SHARES

THAT, subject to and conditional on resolutions 3 and 4 as set out in this notice of general meeting and the resolution set out in the notice of the Preference Court Meeting (as defined in the Preference Scheme) relating to the HBOS 6.0884% Preference Shares being passed, for the purpose of giving effect to the Preference Scheme, the share capital of the Company be reduced by cancelling and extinguishing the HBOS 6.0884% Preference Shares in accordance with the terms of the Preference Scheme or, to the extent that the HBOS 6.0884% Preference Shares have been reclassified into A Preference Shares and B Preference Shares pursuant to resolution 4(a) as set out in this notice of general meeting, the A Preference Shares and B Preference Shares in respect of the HBOS 6.0884% Preference Shares.

8. PREFERENCE SCHEME: HBOS 6.475% PREFERENCE SHARES

THAT, subject to and conditional on resolutions 3 and 4 as set out in this notice of general meeting and the resolution set out in the notice of the Preference Court Meeting (as defined in the Preference Scheme) relating to the HBOS 6.475% Preference Shares being passed, for the purpose of giving effect to the Preference Share Scheme, the share capital of the Company be reduced by cancelling and extinguishing the HBOS 6.475% Preference Shares in accordance with the terms of the Preference Share Scheme or, to the extent that the HBOS 6.475% Preference Shares have been reclassified into A Preference Shares and B Preference Shares pursuant to resolution 4(a) as set out in this notice of general meeting, the A Preference Shares and B Preference Shares in respect of the HBOS 6.475% Preference Shares.

9. PREFERENCE SCHEME: HBOS 6.3673% PREFERENCE SHARES

THAT, subject to and conditional on resolutions 3 and 4 as set out in this notice of general meeting and the resolution set out in the notice of the Preference Court Meeting (as defined in the Preference Scheme) relating to the HBOS 6.3673% Preference Shares being passed, for the purpose of giving effect to the Preference Scheme, the share capital of the Company be reduced by cancelling and extinguishing the HBOS 6.3673% Preference Shares in accordance with the terms of the Preference Scheme or, to the extent that the HBOS 6.3673% Preference Shares have been reclassified into A Preference Shares and B Preference Shares pursuant to resolution 4(a) as set out in this notice of general meeting, the A Preference Shares and B Preference Shares in respect of the HBOS 6.3673% Preference Shares.

10. PREFERENCE SCHEME: HBOS 6.413% PREFERENCE SHARES

THAT, subject to and conditional on resolutions 3 and 4 as set out in this notice of general meeting and the resolution set out in the notice of the Preference Court Meeting (as defined in the Preference Scheme) relating to the HBOS 6.413% Preference Shares being passed, for the purpose of giving effect to the Preference Scheme, the share capital of the Company be reduced by cancelling and extinguishing the HBOS 6.413% Preference Shares in accordance with the terms of the Preference Scheme or, to the extent that the HBOS 6.413% Preference Shares have been reclassified into A Preference Shares and B Preference Shares pursuant to resolution 4(a) as set out in this notice of general meeting, the A Preference Shares and B Preference Shares in respect of the HBOS 6.413% Preference Shares.

11. PREFERENCE SCHEME: HBOS 5.92% PREFERENCE SHARES

THAT, subject to and conditional on resolutions 3 and 4 as set out in this notice of general meeting and the resolution set out in the notice of the Preference Court Meeting (as defined in the Preference Scheme) relating to the HBOS 5.92% Preference Shares being passed, for the purpose of giving effect to the Preference Scheme, the share capital of the Company be reduced by cancelling and extinguishing the HBOS 5.92% Preference Shares in accordance with the terms of the Preference Scheme or, to the extent that the HBOS 5.92% Preference Shares have been reclassified into A Preference Shares and B Preference Shares pursuant to resolution 4(a) as set out in this notice of general meeting, the A Preference Shares and B Preference Shares in respect of the HBOS 5.92% Preference Shares.

12. PREFERENCE SCHEME: HBOS 6.657% PREFERENCE SHARES

THAT, subject to and conditional on resolutions 3 and 4 as set out in this notice of general meeting and the resolution set out in the notice of the Preference Court Meeting (as defined in the Preference Scheme) relating to the HBOS 6.657% Preference Shares being passed, for the purpose of giving effect to the

Preference Scheme, the share capital of the Company be reduced by cancelling and extinguishing the HBOS 6.657% Preference Shares in accordance with the terms of the Preference Scheme or, to the extent that the HBOS 6.657% Preference Shares have been reclassified into A Preference Shares and B Preference Shares pursuant to resolution 4(a) as set out in this notice of general meeting, the A Preference Shares and B Preference Shares in respect of the HBOS 6.657% Preference Shares.

13. PREFERENCE SCHEME: HBOS 12% PREFERENCE SHARES

THAT, subject to and conditional on resolutions 3 and 4 as set out in this notice of general meeting and the resolution set out in the notice of the Preference Court Meeting (as defined in the Preference Scheme) relating to the HBOS 12% Preference Shares being passed (or a written undertaking from the holder of HBOS 12% Preference Shares being received by the court to that effect), for the purpose of giving effect to the Preference Scheme, the share capital of the Company be reduced by cancelling and extinguishing the HBOS 12% Preference Shares in accordance with the terms of the Preference Scheme or, to the extent that the HBOS 12% Preference Shares have been reclassified into A Preference Shares and B Preference Shares pursuant to resolution 4(a) as set out in this notice of general meeting, the A Preference Shares and B Preference Shares in respect of the HBOS 12% Preference Shares.

By order of the Board

Harry F Baines

Company Secretary and Group Counsel
HBOS plc
The Mound
Edinburgh
EH1 1YZ

14 November 2008

Notes:

(1) The holders of the ordinary shares of 25p each shall be entitled to vote on all resolutions.

(2) The holders of the HBOS 9¼% Preference Shares shall only be entitled to vote on Resolutions 4 and 5;

(3) The holders of the HBOS 9¾% Preference Shares shall only be entitled to vote on Resolutions 4 and 6;

(4) The holders of the HBOS 6.0884% Preference Shares shall only be entitled to vote on Resolutions 4 and 7;

(5) The holders of the HBOS 6.475% Preference Shares shall only be entitled to vote on Resolutions 4 and 8;

(6) The holders of the HBOS 6.3673% Preference Shares shall only be entitled to vote on Resolutions 4 and 9;

(7) The holders of the HBOS 6.413% Preference Shares shall only be entitled to vote on Resolutions 4 and 10;

(8) The holders of the HBOS 5.92% Preference Shares shall only be entitled to vote on Resolutions 4 and 11;

(9) The holders of the HBOS 6.657% Preference Shares shall only be entitled to vote on Resolutions 4 and 12; and

(10) The holders of the HBOS 12% Preference Shares shall only be entitled to vote on Resolutions 4 and 13.

(11) If you are a holder of a share warrant to bearer issued by HBOS in respect of the HBOS 6.413% Preference Shares, the HBOS 5.92% Preference Shares and/or the HBOS 6.657% Preference Shares and you would like to vote at this Meeting, please deposit your Share Warrant at 33 Old Broad Street, London, EC2N 1HZ as soon as possible but in any event so as to be received by HBOS at least 72 hours before the time fixed for the HBOS General Meeting.

(12) A member is entitled to appoint a proxy to exercise all or any of his rights to attend and to speak and vote instead of him at the meeting. A member may appoint more than one proxy in relation to a meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him. Persons whose HBOS Shares are held in the HBOS Shareholder Account, Halifax Share Dealing Account or HBOS Share ISA are entitled under the terms of their nominee facility to complete forms of direction instructing their corporate nominee or trustee to vote or appoint a proxy to vote on their behalf.

(13) A proxy need not be a member of the Company.

(14) A white form of proxy or form of direction is enclosed for use in connection with the meeting. To be valid, a white form of proxy, together with the authority (if any) under which it is executed or a notarially certified copy of such authority, must be returned to Computershare Investor Services PLC, PO Box 1912, The Pavilions, Bridgwater Road, Bristol BS3 9BR by (i) for HBOS Ordinary Shareholders no later than 48 hours before the time of the meeting or any adjournment thereof; or (ii) for HBOS Preference Shareholders by 6 p.m. on 10 December 2008 or 48 hours before any adjourned meeting. To be valid, a white form of direction, together with the authority (if any) under which it is executed or a notarially certified copy of such authority, must be returned to Computershare Investor Services PLC, PO Box 1912, The Pavilions, Bridgwater Road, Bristol BS3 9BR by no later than 72 hours before the time of the meeting or any adjournment thereof. Forms of proxy or forms of direction returned by fax or email will not be accepted.

(15) The completion and return of a white form of proxy will not preclude a member from attending and voting in person at the meeting.

(16) As an alternative to completing and returning the printed form of proxy or form of direction, you may submit your form of proxy or form of direction electronically by accessing www.hbosplc.com/gm/onlinevoting. For security purposes, members will need to provide their Online Voting Pin and postcode to validate the submission of their form of proxy or form of direction online. Members' individual Online Voting Pin is shown on the printed white form of proxy or blue form of direction. For further information, see the instructions printed on the white form of proxy or blue form of direction.

(17) A person to whom this notice is sent and who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a "Nominated Person") may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the general meeting. If a

*Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

(18) The statement of the rights of members in relation to the appointment of proxies in paragraphs 12, 13, 14, 15, and 16 above does not apply to a Nominated Person. The rights in relation to the appointment of proxies described in these paragraphs can only be exercised by registered members of the Company.

(19) Nominated Persons are reminded that they should contact the registered holder of their shares (and not the Company) on matters relating to their investments in the Company.

(20) Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company has specified that only those shareholders registered on the Register of Members of the Company as at 6.00 p.m. (London time) on 10 December 2008 or, if the meeting is adjourned, on the Register of Members by 6.00 p.m. (London time) on the day two days prior to the date of any adjourned meeting shall be entitled to attend and vote at the meeting in person or by proxy in respect of the number of shares in the Company registered in their name at that relevant time. Unless such shareholder is a holder of a share warrant in respect of a class of HBOS Preference Share in which case, entitlement to attend and vote at this meeting and any adjournment thereof and the number of votes which may be cast thereat, will be determined by reference to the certificates issued by HBOS after the holder of the share warrant has deposited the share warrant at 33 Old Broad Street, London EC2N 1HZ in accordance with Article 17A of the HBOS Articles. Changes to entries on the Register of Members after 6.00 p.m. (London time) on 10 December 2008 or, if the meeting is adjourned, on the Register of Members after 6.00 p.m. (London time) on the day two days prior to the date of any adjourned meeting, will be disregarded in determining the right of any person to attend and vote at the meeting.

(21) As at 12 November 2008 (the latest practicable date prior to publication of this notice) the Company's issued ordinary share capital consists of 5,406,574,275 ordinary shares, and no ordinary shares are held in treasury. Therefore the Company's total issued voting capital is 5,406,574,275 as at 12 November 2008.

(22) In order to facilitate voting by corporate representatives at the meeting, arrangements will be put in place at the meeting so that (i) if a corporate shareholder has appointed the chairman of the meeting as its corporate representative to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the meeting, then on a poll those corporate representatives will give voting directions to the chairman and the chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the meeting but the corporate shareholder has not appointed the chairman of the meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll, and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of appointment letter if the chairman is being appointed as described in (i) above.

(23) Voting on all resolutions will be decided on a poll. This means that shareholders who attend the Meeting, as well as those who are not able to attend but have sent proxy forms may have their votes taken into account according to the number of shares they hold. Details of the results of the polls will be announced through the stock exchange information service and will appear on our website, www.hbosplc.com/investors/default.asp.

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